As filed with the Securities and Exchange Commission on October 19, 2020

Registration No. 333-249366

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

To

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Lufax Holding Ltd

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	6199	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 1333 Lujiazui Ring Road 15/F

Pudong New District, Shanghai

People’s Republic of China

+86 21-38632121

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

+1 800-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central, Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Jing An Kerry Centre Tower II, 46th Floor 1539 Nanjing West Road Shanghai 200040, China +86 21-6193-8200	David T. Zhang, Esq. Steve Lin, Esq. Kirkland & Ellis International LLP c/o 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central, Hong Kong +852 3761-3300

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(4)
Ordinary shares, par value US$0.00001 per share(3)	US$100,000,000	US$10,910

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)

Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an option to purchase additional ADSs. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)

American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.333-            ). Each American depositary share represents              ordinary shares.

(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                      , 2020

American Depositary Shares

Lufax Holding Ltd

Representing              Ordinary Shares

This is the initial public offering of American depositary shares, or ADSs, of Lufax Holding Ltd.

We are offering              ADSs. Each ADS represents              of our ordinary shares, par value US$0.00001 per share. It is currently estimated that the initial public offering price will be between US$             and US$             per ADS.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares. We intend to list the ADSs on the New York Stock Exchange, or NYSE, under the symbol “LU.”

See “Risk Factors” on page 20 to read about factors you should consider before buying the ADSs.

PRICE US$             PER ADS

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discount and commissions(1)	US$	US$

Proceeds, before expenses, to us	US$	US$

(1)	For a description of the compensation payable to the underwriters, see “Underwriting.”

To the extent the underwriters sell more than              ADSs, the underwriters have a 30-day option to purchase up to an additional              ADSs from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the ADSs against payment in U.S. dollars to purchasers on or about             , 2020.

Goldman Sachs (Asia) L.L.C.	BofA Securities	UBS Investment Bank	HSBC	China PA Securities (Hong Kong) Company Limited

Morgan Stanley	CLSA	Jefferies

Prospectus dated                     , 2020

A leading technology-empowered personal financial services platform

Retail Credit Facilitation

RMB 519 billion
Outstanding Balance of Retail Credit Facilitated [1]

69%
New Loans Facilitated to Small Business Owners [2]

50+
Funding and Credit Enhancement Partners [1]

13.4 million
Cumulative Borrowers [1]

Integrated Account

Wealth Management

Integrated Account

RMB 375 billion
Client Assets [1]

95%
Retention Rate [1,3]

400+
Product Providers [1]

12.8 million
Active Investors [1]

陆金所控股

LUFAX

Better Technology, Better Financial Life

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside the United States.

Until                 , 2020 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs. This prospectus contains information from a report commissioned by us and prepared by Oliver Wyman, an independent industry research firm, to provide information on the retail credit and wealth management industries in China.

Our Business

We are a leading technology-empowered personal financial services platform in China. Our mission is to make retail borrowing and wealth management easier, safer and more efficient. We primarily address the large unmet demand for personal lending among small business owners as well as salaried workers in China, and we provide tailor-made wealth management solutions to China’s fast growing middle class and affluent population. As of June 30, 2020, our total balance of retail credit facilitated reached RMB519.4 billion (US$73.5 billion), and the total client assets generated through our online wealth management platform reached RMB374.7 billion (US$53.0 billion), ranking us number two and number three, respectively, among non-traditional financial service providers in China such as fintech companies, online-only TechFin companies and online lending platforms, according to Oliver Wyman.

China has the second largest financial system globally, both by retail credit lending volume in 2019 and by the total amount of investable assets as of December 31, 2019. The estimated demand for small business financing in China was RMB89.7 trillion (US$12.7 trillion) in 2019, of which RMB46.6 trillion (US$6.6 trillion) was unmet. In addition, the current outstanding balance of consumer loans in China is estimated to be RMB12.7 trillion (US$1.8 trillion) as of December 31, 2019. As of the same date, China’s personal investable assets reached RMB192 trillion (US$27 trillion), making it the second largest personal wealth management market globally, and only RMB49 trillion (US$7 trillion) or 26% has been placed in wealth management products. For more details, including sources, see “—Market Opportunities.”

We are well positioned to capture markets which have been underserved by traditional financial institutions and online-only TechFin platforms backed by major internet companies, such as Ant Financial, WeBank and Tencent Licaitong. Many traditional financial institutions do not have the necessary skills, data and technology to fully address these customer needs, while online-only TechFin platforms, which provide financial services but are operated by tech companies rather than financial institutions, generally lack the financial data and financial services capability to price credit risk appropriately for borrowers and provide suitable products to investors. Our business is built on:

•

Unique capital-light, hub-and-spoke business model: We operate a scalable capital-light business model focusing on large, underserved, yet highly attractive segments. Our platform has two “hubs”, connecting hundreds of financial institution “spokes,” to facilitate lending and wealth management products tailored to individual customers’ needs and risk appetites. Our hubs are tied to an integrated account which accumulates users’ data to drive ongoing personalization of services.

•

Proven technology applications: Our distinctiveness is founded on our ability to develop purpose-built technology, combine it with our financial expertise, and embed these solutions throughout our business. With proprietary data accumulated over 15 years, we have created cutting-edge capabilities in know your product (KYP), know your business (KYB), and know your customer (KYC) to effectively assess risk and facilitate products to customers. These three areas leverage extensive data, AI applications, machine learning, and blockchain solutions to price credit and manage suitability-related risks effectively, and to deliver sophisticated digital customer services efficiently. Our strong cooperation with the Ping An ecosystem allows us early access to ongoing investment in technology innovation in financial services, including through Ping An Group’s 8 research institutes and more than 21,000 patents and patent applications.

•

Deep financial services expertise: Our relationship with Ping An Group, a top 2 Fortune Global 500 financial institution by 2019 revenue, provides us with valuable access to its ecosystem. Through commercial relationships across the Ping An ecosystem, we benefit from potential access to Ping An Group’s approximately 210 million financial services customers, a proportion of which are small business owners and middle class and affluent investors. We also have collaboration with Ping An businesses, distribution channels, and product capabilities spanning insurance, investment, banking, and analytics.

•

Strong offline-to-online channel integration: Our deep integration across channels allows us to better meet the borrowing and wealth management needs of small business owners and middle class and affluent investors through a superior online customer experience complemented with the option of offline assistance. Combining our large direct salesforce of over 56,000 members and online telemarketing team of over 4,000 personnel, with our collaboration across the Ping An ecosystem, empowers us to provide more sophisticated services to small business owners and middle class and affluent investors more effectively than online-only TechFin platforms.

•

Through-the-cycle track record: Our strong performance through credit cycles demonstrates the benefit of our superior financial data and our ability to price and manage risk effectively relative to our online-only peers, as well as our ability to respond quickly and adjust our business effectively to regulatory changes. Moreover, we have delivered stable operating results through cycles. Over the three years from 2017 through 2019, our total balance of loans facilitated grew at a CAGR of 26.6%, while our total wealth management client assets, excluding legacy products, grew at a CAGR of 39.4%. Our stable growth, operating results, and superior credit quality over time highlight the caliber of our experienced management team and the clear benefits of our financial DNA.

Unique Business Model: Technology-empowered Personal Financial Services “Hub & Spoke” Platform

We have implemented a unique, capital-light, hub-and-spoke business model combining purpose-built technology applications, extensive data and financial services expertise to effectively facilitate the right products to the right customers.

•

In terms of the retail credit facilitation hub, as of June 30, 2020, we have connected 13.4 million cumulative borrowers with more than 50 banks, trusts and insurers as spokes on our platform. We provide small business owners with convenient access to affordable, large-ticket-size funding, while enabling financial institution partners to tap into a fast-growing, high-quality small business segment in a cost-effective way. We integrate our direct sales team and network of channel partners, including the Ping An ecosystem, to acquire high quality borrowers. We operate a capital-light business model. As of June 30, 2020, we have credit risk exposure for only 2.8% of the outstanding balance of loans we facilitated.

•

In terms of the wealth management hub, as of June 30, 2020, we have connected with 429 institutional product providers, our spokes, to facilitate the offering of approximately 8,600 wealth management products to 12.8 million active investors. We leverage the Ping An ecosystem, our online marketing team and our member referral programs to source customers. We offer middle class and affluent customers tailored selections of investment products and one-click portfolios that are aligned with their risk appetite and investment objectives. As of June 30, 2020, approximately 75% of the client assets invested through our platform are from customers that invest more than RMB300,000 (US$42,462). Approximately 88% of these customers utilize one or more of the integrated account functions. These customers generally enjoy priority access to limited availability investments and dedicated services from online relationship managers to augment information for sophisticated products.

•

The integrated account serves as a single interface to connect all borrowers and investors to products, transactions, and services offered through the platform. Its real time processing allows us to continually develop, deepen, and retain customer relationships. Upon registering, new customers link an existing bank account to initiate investments and loans to be automatically funded and repaid through smart functionality. The integrated account allows customers to track all transactions, view performance, and automatically sweep balances into investments. Upon first purchase, AI verification tools deploy facial and voice recognition to confirm customer identification, undertake KYC processing, and screen for fraud, and subsequently leverage this data via voice bots to confirm customer understanding of risks when purchasing more sophisticated products. Through the integrated account, we provide a steady stream of recommendations, product alerts, and portfolio allocation analysis to help customers realize their long-term goals. Services such as our integrated account functions contributed to a 93.3% retention rate among wealth management customers in 2019.

Retail Credit Facilitation

Huge small business owner market with unmet needs. The unmet financing demand of small businesses in China was approximately RMB47 trillion (US$7 trillion) as of December 31, 2019. This market opportunity is huge because small business owners need larger ticket size loans and longer tenors for their personal or operating purposes, often on short notice, and they need both highly personalized services and a fast and convenient application process. Similarly, when salaried workers require larger loans for flexible use, they cannot fulfill their needs through traditional credit card and loan products either.

Current players unable to meet more complex borrower needs. Traditional banks cannot serve small business owners and certain salaried worker customers effectively because they generally find it hard to provide larger ticket size loans without collateral. They may lack sophisticated data-driven risk assessment abilities and they generally do not possess developed technology for cost-efficient online capabilities. Similarly, online-only TechFin companies tend to focus on smaller size loans at shorter tenors where pricing for risk is less important, as they rely more on social behavior data rather than financial data for credit decisioning given their lack of financial services background. Online-only TechFin companies and many traditional banks outsource their collection functions, which reduces their ability to manage risk in their portfolios, particularly at larger ticket sizes or at challenging points in the credit cycle.

Unique data and financial DNA allow us to address these needs. Our unique combination of capabilities allows us to address the needs of small business owners and salaried workers:

(1)	Advanced risk models built on our over 15 years of proprietary credit data as well as analytics and insights derived from cooperation with other members of the Ping An ecosystem;

(2)

Cutting-edge data analytics and AI technologies to automate and digitize the entire loan facilitation process including AI-driven customer targeting, loan underwriting leveraging micro facial expression technologies, and smart robot-based customer service and collection processes;

(3)

Integrated offline-to-online distribution channels including a large nationwide direct salesforce of over 56,000 members, various channel partners, including the Ping An ecosystem, and online telemarketing;

(4)	An experienced and focused in-house collection team of more than 9,500 members; and

(5)	A long and consistent operating track record of close cooperation with more than 50 funding and credit enhancement partners.

We target high quality borrowers with larger ticket sizes. Our target customers are high quality borrowers who have financial assets, real estate, or some access to commercial bank credit and yet are underserved by online-only TechFin companies and traditional financial institutions in China. Among the borrowers we served in the first six months of 2020, approximately 92% of them have credit cards and at least 57% of them own residential real estate, while 57% of them do not have unsecured bank loans outstanding. These customers typically need larger loans for operating or consumptions purposes. Larger ticket size loans generally offer greater economies of scale and more attractive customer lifetime value, which makes these customers an attractive segment for us. Medium to large ticket size loans generate approximately 77% of total pre-tax profit of the retail credit market. In the first six months of 2020, our average loan size was RMB146,513 (US$20,738) for general unsecured loans and RMB422,398 (US$59,787) for secured loans, compared to an estimated average ticket size of only approximately RMB5,000 (US$708) for the other top 5 lenders among non-traditional financial service providers, according to Oliver Wyman. Due to the high entry barriers surrounding the large ticket size, small business owner lending space, we enjoy market leadership, high profitability and limited direct competition.

We have delivered stable through-the-cycle results. The balance of loans we facilitated grew at a CAGR of 26.6% from 2017 to 2019, while the DPD 30+ delinquency rate remained at less than 0.7% for secured loans we facilitated and less than 1.9% for general unsecured loans we facilitated as of December 31, 2017, 2018 and 2019, demonstrating the appeal of our target customer segments and our ability to effectively price for risk. DPD stands for days past due, and we define DPD 30+ delinquency rate as the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. See “— COVID-19 Impact” below for the impact of the pandemic on delinquency rates in the first six months of 2020.

Wealth Management

Large, fast growing wealth management market. Driven by the fast growth and high savings rate of the middle class and affluent population in China and their increasing demand for personalized investment and wealth management, the assets under management for the wealth management market reached RMB49 trillion (US$7 trillion) in 2019. The wealth management market is expected to grow to RMB118 trillion by the end of 2024, representing a CAGR of 19%.

Current players are not able to meet middle class and affluent investors’ needs. With the recent introduction of the New Asset Management Guidelines, the wealth management industry is moving from being product-centric to customer-centric, creating opportunities for technology- and data-driven personalized service offerings. However, the wealth management needs of the middle class and affluent are significantly underserved because these customers generally do not qualify for more comprehensive private banking services at traditional banks. They seek an increasingly sophisticated range of options but they may have difficulty selecting suitable solutions without assistance. Commercial banks offer limited products, mainly through higher-cost offline account managers who have limited wealth management expertise and lack specialized suitability management tools. Similarly, online-only TechFin companies seldom offer much beyond the most basic wealth management products with their focus to date mostly on smaller ticket cash management products linked to their ecommerce, social and payment platforms.

We uniquely address sophisticated needs by tailoring through technology. With nearly 10 years of accumulated data and experience, we are able to provide a full suite of wealth management services tailored to address more sophisticated investor needs:

(1)

Comprehensive KYP and KYC data, leveraging underlying AI models, enables accurate facilitation of suitable products and portfolios to customers on a real-time basis with ongoing post investment monitoring;

(2)

Broad partnerships with 429 financial institutions, facilitating the offering of approximately 8,600 products across asset categories, support dynamic portfolio creation and performance-based product selection for changing market conditions;

(3)	Integrated offline-to-online marketing allows us to source and personalize services for high quality investors;

(4)

A robust integrated account with automated sweep, investment, and alert functions, supported by online relationship managers for high value customers, empowers investors to fulfill increasingly dynamic and sophisticated investment needs; and

(5)

Real-time recording of account verification data, customer risk tolerance information, product attribute disclosures, product purchasing clicks, and post-order risk comprehension verification calls on blockchain supports suitable selling regulatory requirements commensurate with more sophisticated products, with high efficiency.

We target large, profitable segments. The middle class and affluent customer segments are increasingly seeking diversification of assets and services including dynamic adjustment of their portfolios to meet their goals. As of June 30, 2020, we served 44.7 million registered users and 12.8 million active investors, and 75.4% of our total client assets were contributed by higher value investors with client assets above RMB300,000 (US$42,462). As of June 30, 2020, our average wealth management client assets were approximately RMB29,330 (US$4,151), more than three times higher than the average client assets of the other top 5 non-traditional financial service providers which is estimated to average around RMB8,000 (US$1,132). Our target investors tend to demand sophisticated product offerings, representing additional revenue potential. These features make them an attractive target customer base.

COVID-19 Impact

The resilience and fundamental strengths of our business model have been further proven during COVID-19. Although the DPD 30+ delinquency rate for general unsecured loans increased from 1.8% as of December 31, 2019 to 3.3% as of June 30, 2020 and the DPD 30+ delinquency rate for secured loans increased from 0.6% to 1.4% as of the same dates, we swiftly resumed the operation of our business and flow rate, which is an early indicator for delinquency, began to improve. In response to nationwide lockdowns in China at the end of

January 2020, we made remote working arrangements for our collections staff, extended the usage of AI collection technology, and accelerated the launch of AI underwriting robots. As a result of these measures, we have seen recovery in early delinquency indicators in the second quarter of 2020, to levels around those that prevailed for most of 2019. The 1-to-89-day general unsecured loans flow rate improved to 0.6% in May, 0.5% in June and 0.5% in July after reaching a peak of 1.0% in February 2020 and the secured loans flow rate likewise improved to 0.2% in May, 0.2% in June and 0.1% in July after reaching a peak of 0.7% in February 2020. See “Business—Retail Credit Facilitation—Risk Management for Retail Credit—COVID-19 Impact” for the flow rate charts. Since we take limited credit risk under our capital-light business model, the increase in delinquencies had less impact on our financial results than those of our peers who bear higher credit risk than we do.

Critical aspects of our business model have been reinforced during COVID-19. Although we source customers through offline-to-online channels, our ability to serve customers entirely online has allowed our businesses to benefit from changing consumer behaviors and, as a result, maintain growth in the initial COVID-19 lockdown period. In a bid to drive economic recovery, Chinese government policies have further emphasized the importance of small businesses in reigniting growth and employment. Our ability to serve small business owners in cooperation with financial institutions is squarely in line with policy priorities. Our success in controlling credit risks through the COVID-19 crisis is reinforcing long-standing relationships with our institutional funding partners. Capital market volatility accompanying COVID-19 is accelerating individual investor understanding of the need to invest in a more diversified manner, further underpinning the importance of our data-driven matching engines to guide investors to more sustainable investing. The new policy priorities, increased online customer behavior, and greater openness by traditional financial institutions to seek new forms of business collaboration resulting from the pandemic are, together, likely to reinforce our competitive advantages.

Solid Performance and Growth Trajectory

Our platform has demonstrated significant growth and profitability in the last three years. Over the three years from 2017 through 2019, our total balance of loans facilitated grew at a CAGR of 26.6%, while our total wealth management client assets, excluding legacy products, grew at a CAGR of 39.4%. Our total income increased from RMB27.8 billion to RMB47.8 billion (US$6.8 billion), representing a CAGR of 31.1%, and our net profit increased from RMB6.0 billion to RMB13.3 billion (US$1.9 billion), representing a CAGR of 48.6%, during the same period. We had total income of RMB25.7 billion (US$3.6 billion) and net profit of RMB7.3 billion (US$1.0 billion) for the first six months of 2020. As we have become increasingly capital-light, our income contribution from technology platform services grew from 61.9% in 2017 to 87.7% in 2019, while our net margin increased from 21.7% to 27.8% during the same period. For the first six months of 2020, our income contribution from technology platform services was 83.5% and our net margin was 28.3%.

Our Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

•

Leading platform in a sizable and attractive market. We ranked number 2 in retail credit facilitation and number 3 in wealth management, in each case among non-traditional financial service providers in China as of June 30, 2020, according to Oliver Wyman.

•

Customer-centric product offerings and offline-to-online channels. Our purpose-built end-to-end technology platform integrates with offline-to-online capabilities, combining elegance, scalability and flexibility with deep customer relationships and effective risk management.

•

Technology-enabled customer experience and services. We integrate cutting-edge technologies with our product and service offerings to enable a seamless and personalized experience throughout the customer journey.

•

Cutting-edge data-driven risk management. We embed advanced AI, big data, blockchain technology and analytics into business processes resulting in a highly sophisticated, holistic and adaptable risk management system.

•

Scalable capital-light business model. We have implemented a capital-light business model that has allowed us to grow rapidly with minimal constraints from capital demands and scale rapidly with lower costs.

•	Innovation and synergies within the Ping An ecosystem. We have benefited immensely from our relationship with Ping An Group while maintaining a high degree of self-sufficiency.

•

Experienced management team with proven track record of delivering growth and profitability. We have an experienced management team comprised of professionals from both financial institutions and technology market leaders, who bring abundant PRC local expertise and international experience to the table.

Our Strategies

We intend to continue to achieve our goals by pursuing the following strategies:

Retail Credit Facilitation

•	Solidify our leadership in the small business owner personal lending space

•	Further refine our capital-light business model

•	Deepen data advantage and further leverage technology

•	Grow our consumer finance business

Wealth Management

•	Lead the evolution of China’s asset management industry

•	Broaden customer outreach through hub-and-spoke partnerships with traditional financial institutions

•	Invest in core data and technology

•	Expand overseas

Integrated Account

•	Enhance aggregation functionality

•	Broaden financial and life data scenarios and analytics

Our Challenges

Our ability to execute our strategies is subject to risks and uncertainties, including those relating to:

•	The rapid and significant evolution of our business and our industry in recent years;

•	General economic conditions, including any credit crisis or prolonged downturn in the credit markets;

•	Our ability to effectively manage risks related to the wealth management products displayed on our platform, including suitability-related risks;

•	Our ability to perform due diligence, detect fraud and manage credit and other risks;

•	Our access to sufficient and sustainable funding at reasonable costs and on terms acceptable to us;

•	The laws and regulations we are subject to and the supervision of our businesses by national, provincial and local government authorities;

•	Any failure to obtain, renew or retain requisite approvals, licenses or permits applicable to our business;

•	Risks related to our legacy products and historical practices;

•	The total fees we charge for our retail credit facilitation and wealth management businesses;

•	The impact of the outbreak of COVID-19 on Chinese and global economic conditions;

•	Our relationships with third parties that are integral to the smooth operation of our business and platform; and

•	The influence that our principal shareholders have over our company and the possibility that their interests may not be aligned with the interests of our other shareholders.

Please see “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Market Opportunities

The retail credit market in China primarily consists of small business loans and individual consumer loans. In 2019, the outstanding balance of small business loans in China reached RMB43.1 trillion (US$6.1 trillion), representing a five-year CAGR of 14.3% between 2014 and 2019, and is expected to grow to RMB76.6 trillion in 2024, at a five-year CAGR of 12.2%, according to the Oliver Wyman Report. Small businesses serve as the backbone of the Chinese economy with significant contributions to China’s GDP, employment, tax revenues and innovation. The total demand for small business loans in 2019 was estimated to be RMB89.7 trillion (US$12.7 trillion), indicating that approximately 52% of demand (or RMB46.6 trillion) remained unserved. Such unserved demand is forecast to reach RMB50.0 trillion by 2024.

The funding gap is primarily due to the enormous difficulties faced by small businesses, which typically do not have an established operating history or substantial assets to be used as collateral in obtaining sufficient credit at a reasonable cost. In addition, traditional financial institutions and large online-only TechFin companies are often less well equipped to meet small businesses’ specific needs for a streamlined online application process, face-to-face collateral evaluation consultations, large ticket size and longer-tenured operating loans, choices of both secured and unsecured loans and prompt response to urgent funding requests. In comparison, technology-enabled large fintech players with strong technology and data capabilities and effective offline-to-online models are presented with great opportunities in addressing this unserved market.

China’s wealth management market has been growing rapidly, driven by the fast growth of the middle class and affluent population and their increasing demand for personalized investment. Total assets under management of the wealth management market reached RMB49.4 trillion (US$7.0 trillion) in 2019 and are expected to grow to RMB118.0 trillion by the end of 2024, representing a five-year CAGR of 19%. In particular, wealth management players who can leverage advanced technology, offer efficient processing time and maintain low distribution costs are experiencing significant growth. The online non-traditional financial service provider wealth management market had assets under management of RMB7.6 trillion (US$1.1 trillion) in 2019, which is expected to grow at a five-year CAGR of 29% to reach RMB27.5 trillion by the end of 2024, and the online penetration rate of wealth management services in China by total assets under management was 29% in 2019, compared with 43% in the U.S., and is expected to reach 42% in 2024.

There have been significant changes in products offered by the wealth management industry in response to China’s new asset management regulations, giving rise to greater specialization between asset managers and distribution channels, and accelerating the transition from guaranteed and short-term products to net asset value-based and long-term products. As a result, the market has seen a heightened focus on suitability for wealth management products, the rising demand for portfolio diversification and increasing emphasis placed on technology-empowered capabilities. Successful players must have advanced data and technologies to provide individualized investment recommendations and seamless investing experiences, and a strong brand and established operating history to build credibility, and they must comply with licensing and other regulatory requirements.

Recent Developments

We have achieved solid business growth in our core business during the third quarter of 2020. As of September 30, 2020, our total balance of retail credit facilitated reached RMB535.8 billion (US$75.8 billion), compared to RMB519.4 billion as of June 30, 2020 and RMB441.2 billion as of September 30, 2019. As of September 30, 2020, the total client assets generated through our online wealth management platform reached RMB378.3 billion (US$53.5 billion), compared to RMB374.7 billion as of June 30, 2020 and RMB350.9 billion as of September 30, 2019.

The APR of all new loans applied for after September 4, 2020 was below 24%, which is equivalent to below 13.7% in annualized nominal borrowing cost. We facilitated RMB54.8 billion (US$7.8 billion) of new loans in September 2020, representing a year-on-year increase of 20.1% over the same month in 2019. The corresponding numbers for the previous two months in the same quarter before the change in APR were RMB49.7 billion in July 2020 and RMB43.3 billion in August 2020. However, we have only begun to operate under the reduced APR and we cannot assure you that our performance in September 2020 is indicative of future trends.

Our credit performance has largely recovered from the COVID-19 impact, as our DPD 30+ delinquency rate decreased to 2.5% for general unsecured loans and 0.9% for secured loans as of September 30, 2020. The 1-to-89-day general unsecured loans flow rate was stable at 0.5% in July, August, and September. See “Business—Retail Credit Facilitation—Risk Management for Retail Credit—COVID-19 Impact” for flow rate charts.

On September 30, 2020, we issued automatically convertible promissory notes and optionally convertible promissory notes in a total principal amount of US$1,361,925,000 to certain holders of our Class C ordinary shares, in exchange for a total of 45,287,111 Class C ordinary shares held by them. The automatically convertible promissory notes will be converted into ordinary shares automatically upon completion of this offering. The optionally convertible promissory notes can be converted into an aggregate of 38,493,660 ordinary shares, without giving effect to any anti-dilutive adjustments, during the period between the completion of this offering and September 30, 2023. We pay 6% annual interest to the holders of both kinds of notes until the notes are fully repaid or converted. See “Description of Share Capital—History of Securities Issuances—C-Round Restructuring Convertible Notes.” The primary purpose of this transaction was to secure the support of our Class C shareholders for capital markets offerings under dynamic market conditions. We offered the notes to all of the holders of Class C ordinary shares, and all but one of them accepted and agreed to an extended lock-up period following this offering that is longer than the customary 6-month lock-up period. As part of the transaction, holders of the automatically convertible promissory notes have agreed to lock-up restrictions for 6 months for half of the ordinary shares issuable upon conversion of their notes and 12 months for the other half, and holders of the optionally convertible promissory notes have agreed to lock-up restrictions for 12 months for the ordinary shares issuable upon conversion of their notes, in each case, from the date of this prospectus and subject to certain exceptions. See “Underwriting.” As a result of this transaction, we expect to record an one-time loss in the quarter ended September 30, 2020 of approximately US$200 million due to the higher aggregate fair value of the C-Round Restructuring Convertible Notes compared to the Class C ordinary shares. This transaction does not have a significant dilutive impact.

Corporate History and Structure

The history of our retail credit facilitation business dates back to August 2005, when Ping An Group launched a consumer loan business in Shenzhen, China. The history of our wealth management business dates back to September 2011, when Ping An Group established its wealth management subsidiary in Shanghai.

In 2014, we underwent a series of reorganizations to further the strategic development of our business and incorporated our company in the Cayman Islands in December 2014 as a holding company. In May 2016, we acquired our retail credit facilitation business from Ping An Group.

We currently carry out our wealth management business primarily through Weikun (Shanghai) Technology Service Co., Ltd., Lufax Holding (Shenzhen) Technology Service Co., Ltd. and our consolidated affiliated entities, including Shanghai Lujiazui International Financial Asset Exchange Co., Ltd., or Shanghai Lufax. Since 2017, we have also expanded internationally with operations in Singapore and Hong Kong.

We conduct our retail credit facilitation business primarily through Ping An Puhui Enterprises Management Co., Ltd. and its subsidiaries as well as Ping An Puhui Financing Guarantee Co., Ltd. and Chongqing Jin An Microloan Limited. These entities are collectively known as Puhui. Shenzhen Ping An Puhui Microloan Co., Ltd., Hunan Ping An Puhui Microloan Co., Ltd. and Chongqing Jin An Microloan Limited have received regulatory approvals to provide microloan services. Ping An Puhui Financing Guarantee Co., Ltd. and Ping An Financing Guarantee (Tianjin) Co., Ltd. hold licenses for providing financing guarantee services. Ping An Consumer Finance Co., Ltd. is licensed to provide consumer finance services.

We intend to acquire majority interest in an affiliated company that is licensed to distribute wealth management products such as asset management plans, mutual funds and private investment funds in China. We have cooperated with this entity by facilitating its distribution of fund products on our wealth management platform. The transaction will be subject to regulatory approvals and customary closing conditions. The income and assets of the target company are not material compared to our total income and assets.

The following diagram illustrates our corporate structure as of the date of this prospectus, including our principal subsidiaries and our principal consolidated affiliated entities:

Notes:
(1)

Shenzhen Ping An Financial Technology Consulting Co., Ltd, Xinjiang Tongjun Equity Investment Limited Partnership, Shanghai Lanbang Investment Limited Liability Company and Linzhi Jinsheng Investment Management Limited Partnership each holds 49.99%, 29.55%, 18.29% and 2.17% of the equity interests, respectively, in Shanghai Xiongguo Corporation Management Co., Ltd. and Shenzhen Lufax Holding Enterprise Management Co., Ltd.

(2)

Shanghai Xiongguo Corporation Management Co., Ltd. and Shanghai Huikang Information Technology Co., Ltd. each holds 99.995% and 0.005% of the equity interests in Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.

(3)	Harmonious Splendor Limited and Ping An Puhui Enterprises Management Co., Ltd. each holds 90.625% and 9.375% of the equity interests in Chongqing Jin An Microloan Limited.
(4)

Ping An Insurance (Group) Company of China, Ltd., Harmonious Splendor Limited, Weikun (Shanghai) Technology Service Co., Ltd., Jinjiong (Shenzhen) Technology Service Limited each holds 30%, 28%, 27% and 15% of the equity interests in Ping An Consumer Finance Co., Ltd., respectively.

Corporate Information

Our principal executive offices are located at No. 1333 Lujiazui Ring Road 15/F, Shanghai, People’s Republic of China. Our telephone number at this address is +86 21-38632121. Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

Conventions Which Apply to this Prospectus

Except where the context otherwise requires and for purposes of this prospectus only:

•	“active investors” refer to investors who have made at least one investment through our wealth management platform or have had client assets with us above zero in the past twelve months;

•	“ADSs” refer to our American depositary shares, each of which represents ordinary shares;

•	“AI” refers to artificial intelligence;

•

“APR” or “annualized percent rate” refers to the monthly all-in borrowing cost as a percentage of the outstanding balance annualized by a factor of 12, where all-in borrowing cost comprises the actual amount of (a) interest, (b) insurance premiums or guarantee fees and (c) retail credit facilitation service fees;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•

“client assets” refer to the outstanding balance of client assets generated through our platforms, where an asset is counted towards the outstanding balance for so long as it continues to be held by the investor who acquired it through our platform;

•	“cumulative borrowers” refer to the cumulative number of borrowers who had submitted their loan application request and successfully made drawdowns since our inception;

•	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•

“legacy products” mainly include a category of unsecured revolving credit lines in our retail credit facilitation business and peer-to-peer products and certain types of structured alternative products originated by financial institutions for individual investors, which we refer to as business-to-consumer or B2C products, in our wealth management business;

•

“Lufax,” “we,” “us,” “our company” and “our” refer to Lufax Holding Ltd, a Cayman Islands exempted company, and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include our consolidated affiliated entities and its subsidiaries;

•	“non-traditional financial service providers” refers to fintech companies, online-only TechFin companies and online lending platforms;

•

“Oliver Wyman Report” refers to a report commissioned by us and prepared by Oliver Wyman, an independent industry research firm, to provide information on the retail credit and wealth management industries in China;

•	“ordinary shares” refer to our ordinary shares of par value US$0.00001 per share;

•	“outstanding balance of loans facilitated” refers to the total principal amount outstanding at the end of the given period for loans we facilitated;

•	“Ping An ecosystem” refers to Ping An Group and its subsidiaries, affiliates and associates, including but not limited to OneConnect Financial Technology Co., Ltd. (NYSE: OCFT), or OneConnect;

•	“Ping An Group” refers to Ping An Insurance and its subsidiaries;

•	“Ping An Insurance” refers to Ping An Insurance (Group) Company of China, Ltd.;

•	“Ping An P&C” refers to Ping An Property & Casualty Insurance Company of China, Ltd.;

•	“registered users” refer to individuals who have registered on our platform using their mobile phone number, without regard to whether they subsequently engage in any transactions on our platform;

•	“RMB” and “Renminbi” refer to the legal currency of China; and

•	“volume of new loans facilitated” refers to the principal amount of new loans we facilitated during the given period.

Our reporting currency is the Renminbi. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB7.0651 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2020. We make no representation that the Renminbi or U.S. dollars amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On October 9, 2020, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.6933 to US$1.00.

This prospectus contains information derived from various public sources and certain information from an industry report in July 2020 commissioned by us and prepared by Oliver Wyman, an independent industry research firm, to provide information regarding our industry and market position. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in this report. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in this report.

Due to rounding, numbers presented throughout this prospectus may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

THE OFFERING

The following assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering Price	We expect that the initial public offering price will be between US$ and US$ per ADS.

ADSs Offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

ADSs Outstanding Immediately After This Offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Ordinary Shares Outstanding Immediately After This Offering	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full), taking into account the conversion of all outstanding Automatically Convertible Notes upon the closing of this offering but excluding any ordinary shares that may be issued upon the conversion of any outstanding Optionally Convertible Notes as described in “Description of Share Capital—History of Securities Issuances.”

NYSE symbol	LU

The ADSs	Each ADS represents ordinary shares. The ADSs may be evidenced by ADRs.

The depositary will hold the ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement among us, the depositary and all holders and beneficial owners of ADSs issued thereunder.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for our ordinary shares. The depositary will charge you fees for any exchange. We and the depositary may amend or terminate the deposit agreement without your consent. If an amendment becomes effective and you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Option to purchase additional ADSs	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional ADSs.

Use of Proceeds	We estimate that we will receive net proceeds of approximately US$ million from this offering (or US$ million if the underwriters exercise their option to purchase additional ADSs in full), after deducting the underwriting discounts, commissions and estimated offering expenses payable by us and assuming an initial public offering price of US$ per ADS, being the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus.

We plan to use the net proceeds of this offering primarily for general corporate purposes, which may include investment in product development, sales and marketing activities, technology infrastructure, capital expenditures, global expansions and other general and administrative matters. We may also use a portion of these proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

See “Use of Proceeds” for additional information.

Lock-up	[We, our directors and executive officers, and all of our existing shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of 180 days from the date of this prospectus. In addition, certain of our principal shareholders have agreed to be subject to additional lock-up restrictions for a period of 12 months from the date of this prospectus, with respect to all or a portion of their ADSs, ordinary shares or similar securities. Furthermore, holders of the Automatically Convertible Notes and Optionally Convertible Notes have agreed to be subject to similar lock-up restrictions for a period of at least six months from the date of this prospectus.] See “Underwriting” for more information.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before investing in the ADSs.

Depositary	Citibank, N.A.

The number of ordinary shares that will be outstanding immediately after this offering:

•

is based upon 1,124,006,331 ordinary shares outstanding as of the date of this prospectus, assuming (1) all issued and outstanding Class B ordinary shares and Class C ordinary shares shall be automatically converted into Class A ordinary shares on a one-for-one basis immediately prior to this offering and (2) the re-designation and re-classification of all the then issued and outstanding Class A ordinary shares and the remaining authorized and unissued Class A ordinary shares into ordinary shares on a one-for-one basis immediately prior to this offering;

•	assumes no exercise of the underwriters’ option to purchase additional ADSs representing ordinary shares;

•

assumes the conversion of all outstanding Automatically Convertible Notes upon the closing of this offering but excluding any ordinary shares that may be issued upon the conversion of any outstanding Optionally Convertible Notes as described in “Description of Share Capital—History of Securities Issuances”;

•	excludes ordinary shares issuable upon the exercise of options outstanding as of the date of this prospectus, at a weighted average exercise price of US$ per share; and

•	excludes ordinary shares reserved for future issuances under our share incentive plan.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of operations and comprehensive income data for the years ended December 31, 2017, 2018 and 2019, summary consolidated balance sheet data as of December 31, 2017, 2018 and 2019 and summary consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of operations and comprehensive income data for the six months ended June 30, 2019 and 2020, summary consolidated balance sheet data as of June 30, 2020 and summary consolidated cash flow data for the six months ended June 30, 2019 and 2020 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with IFRS. Our historical results are not necessarily indicative of results expected for future periods.

The following table shows our summary consolidated statements of operations and comprehensive income data for the years ended December 31, 2017, 2018 and 2019 and for the six months ended June 30, 2019 and 2020.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions)
Technology platform–based income:
Retail credit facilitation service fees	15,336	29,576	39,325	5,566	19,015	20,754	2,938
Wealth management transaction and service fees	1,885	2,645	2,604	369	1,492	699	99

Total technology platform–based income	17,221	32,221	41,929	5,935	20,507	21,453	3,036
Net interest income	7,256	5,894	3,909	553	2,172	2,998	424
Guarantee income	1,456	814	465	66	314	170	24
Other income	810	508	879	124	329	656	93
Investment income	1,060	1,017	579	82	100	447	63
Share of net profits of investments accounted for using the equity method	16	46	73	10	25	(41)	(6)

Total income	27,819	40,500	47,834	6,770	23,446	25,684	3,635
Sales and marketing expenses	(7,451)	(10,767)	(14,931)	(2,113)	(7,108)	(8,620)	(1,220)
General and administrative expenses	(2,823)	(2,796)	(2,853)	(404)	(1,519)	(1,348)	(191)
Operation and servicing expenses	(3,072)	(4,367)	(5,471)	(774)	(2,497)	(2,819)	(399)
Technology and analytics expenses	(1,302)	(1,659)	(1,952)	(276)	(864)	(849)	(120)
Credit impairment losses	—	(935)	(1,863)	(264)	(470)	(1,099)	(156)
Asset impairment losses	(3,736)	(7)	(135)	(19)	0	—	—
Finance costs	(1,297)	(900)	(1,520)	(215)	(830)	(887)	(126)
Other gains/(losses) – net	225	(420)	325	46	190	46	6

Total expenses	(19,455)	(21,850)	(28,400)	(4,020)	(13,099)	(15,576)	(2,205)
Profit before income tax	8,364	18,649	19,434	2,751	10,347	10,108	1,431
Less: Income tax expenses	(2,337)	(5,073)	(6,117)	(866)	(2,869)	(2,836)	(401)

Net profit	6,027	13,576	13,317	1,885	7,478	7,272	1,029

The following table shows summary consolidated balance sheet data as of December 31, 2017, 2018 and 2019 and as of June 30, 2020.

	As of December 31,				As of June 30,
	2017	2018	2019		2020
	RMB	RMB	RMB	US$	RMB	US$
	(in millions)
ASSETS
Cash at bank	18,713	18,576	7,352	1,041	15,509	2,195
Restricted cash	6,558	7,937	24,603	3,482	21,758	3,080
Financial assets at fair value through profit or loss	12,442	16,444	18,583	2,630	22,724	3,216
Financial assets at amortized cost	—	3,108	8,623	1,221	7,250	1,026
Accounts and other receivables and contract assets	18,467	20,095	26,296	3,722	26,524	3,754
Loans to customers	97,553	34,428	47,499	6,723	80,907	11,452
Total assets	180,358	117,919	149,534	21,165	192,138	27,195
LIABILITIES
Payable to platform investors	10,212	9,820	15,344	2,172	12,668	1,793
Payable to investors of consolidated structured entities	114,728	31,810	47,243	6,687	79,689	11,279
Accounts and other payables and contract liabilities	3,756	6,244	4,826	683	4,983	705
Total liabilities	159,122	82,971	101,388	14,351	135,240	19,142
EQUITY
Retained earnings	2,677	16,237	29,346	4,154	36,629	5,185
Total equity	21,236	34,948	48,145	6,815	56,898	8,053

The following table shows our summary consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 and for the six months ended June 30, 2019 and 2020:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions)
Summary Consolidated Cash Flows Data:
Net cash generated from/(used in) in operating activities	2,675	(1,452)	2,192	310	1,949	4,476	634
Net cash (used in)/generated from investing activities	(1,630)	3,494	(11,014)	(1,559)	1,706	(369)	(52)
Net cash generated from/(used in) financing activities	6,505	(2,008)	(2,612)	(370)	(4,196)	3,744	530
Effect of exchange rate changes on cash and cash equivalents	(47)	(86)	170	24	2	(9)	(1)
Net increase/(decrease) in cash and cash equivalents	7,503	(52)	(11,264)	(1,594)	(539)	7,842	1,110
Cash and cash equivalents at beginning of the year	11,125	18,628	18,576	2,629	18,576	7,312	1,035
Cash and cash equivalents at end of the year	18,628	18,576	7,312	1,035	18,038	15,154	2,145

The following table shows certain of our operating data as of the dates and for the periods indicated:

	As of and For the Years Ended December 31,			As of and For the Six Months Ended June 30,
	2017	2018	2019	2020
Retail Credit Facilitation
Number of cumulative borrowers (millions)	7.5	10.3	12.4	13.4
Outstanding balance of loans facilitated (RMB billions)	288.4	375.0	462.2	519.4
Percentage without credit risk exposure	75.4%	94.7%	97.8%	97.2%
Percentage with credit risk exposure	24.6%	5.3%	2.2%	2.8%
Volume of new loans facilitated (RMB billions)	343.8	397.0	493.7	284.5
Percentage funded by third parties	51.8%	96.8%	99.8%	99.3%
Percentage funded by us	48.2%	3.2%	0.2%	0.7%
Wealth Management
Number of registered users (millions)	33.8	40.4	44.0	44.7
Number of active investors (millions)	9.6	11.2	12.5	12.8
Total client assets (RMB billions)	461.7	369.4	346.9	374.7
Current products	27.1%	49.4%	70.2%	87.2%
Legacy products	72.9%	50.6%	29.8%	12.8%

RISK FACTORS

Risks Relating to Our Business

Our industry is rapidly changing, and our business has evolved significantly in recent years, which makes it difficult to evaluate our future prospects.

We operate in China’s retail credit and wealth management industries, which are rapidly changing and may not develop as we anticipate. There are few established players and no proven business model in these new and fast growing industries. The regulatory frameworks governing the retail credit and wealth management industries continue to develop rapidly but are expected to remain uncertain for the foreseeable future. In addition, our business and business model have evolved significantly in recent years. As these industries and our business continue to develop, we may further modify our business model or our platform, services and solutions. These modifications may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations.

You should consider our business and future prospects in light of the risks and challenges we may encounter in these rapidly changing industries, including, among other things, our ability to:

•	attract, retain and develop active users for our platform and apps;

•	navigate a complex and evolving regulatory environment;

•	continue to develop, maintain and scale our platform and sustain our historical growth rates;

•	convince prospective customers, users and partners of the value of products and services on our platform;

•	increase our market share and offer personalized and competitive services;

•	offer or maintain attractive fees while driving the growth and profitability of our business;

•	develop sufficient, diversified, sustainable, cost-efficient and reputable institutional funding sources;

•	continue to develop and improve the effectiveness, accuracy and efficiency of our proprietary credit assessment and risk management technology;

•	improve our operational efficiency and maintain profitability;

•	enhance our technology infrastructure to support the growth of our business, maintain the security of our system and the confidentiality of the information provided and utilized across our system;

•	effectively maintain, upgrade and scale our financial and risk management controls and procedures;

•

defend ourselves against legal proceedings and regulatory actions, such as claims against us relating to our sales and collection efforts, fee structures, employee and third-party misconduct, intellectual property, cybersecurity or privacy;

•	operate without being adversely affected by negative publicity about our industry in general and our company in particular, including baseless or ill-intentioned negative publicity; and

•	navigate fluctuations in economic conditions.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

A credit crisis or a prolonged downturn in the credit markets may materially and adversely impact our reputation, business, results of operations and financial position.

Our business is subject to credit cycles associated with the volatility of the general economy. In particular, the operations of our retail credit facilitation and wealth management businesses may be severely affected in a credit crisis or prolong downturn in the credit markets. For example, we may face increased risk of default or delinquency of borrowers, which will result in lower returns or losses for our funding partners, credit enhancement partners and us. In the event that the creditworthiness of our borrowers deteriorates or we cannot accurately track the deterioration of their creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, and our risk management system may be rendered ineffective. This in turn may lead to higher default rates and an adverse impact on our reputation, business, results of operations and financial position as well as our ability to retain existing or attract new funding and credit enhancement partners. Moreover, the performance of the underlying assets of the wealth management products available on our platform maybe materially and adversely affected when during a prolonged downturn in the credit markets. If our platform investors suffer from losses in their investments as a result, existing or potential investors may be discouraged from using our services and our reputation may be harmed.

In addition, a credit crisis or prolonged downturn in the credit markets might cause tightening in credit guidelines, limited liquidity, deterioration in credit performance and increased foreclosure activities. Since we predominantly generate our income from fees charged for services, a decrease in loans facilitated and total client assets invested could cause a material decline in our income for the duration of a crisis or downturn. In addition, we and our business partners may increase fees, including guarantee fees, when they perceive heightened credit risks, which may have a material and adverse impact on our profitability. Moreover, a financial and credit crisis may be coupled with or trigger a downturn in the macroeconomic environment, which could cause a general decrease in lending and investment activities over a prolonged period of time and materially and adversely impact the industries we operate in. If a credit crisis or prolonged downturn were to occur, particularly in China’s credit markets, our business, financial performance and prospects may be materially and adversely affected.

Furthermore, a credit crisis may lead to fluctuations in interest rates. If the prevailing market interest rates rise while borrowers on our platform are unwilling to accept a corresponding increase in interest rates, funding partners may be deterred from providing funding through our platform. If our borrowers decide not to utilize our credit products because of increases in interest rates, our ability to retain existing borrowers, attract or engage prospective borrowers as well as our competitive position may be severely limited. We cannot assure you that we will be able to effectively manage such interest risk at all times or pass on any increase in interest rates to our borrowers. If we are unable to effectively manage such an increase, our business, profitability, results of operations and financial condition could be materially and adversely affected. If the prevailing market interest rates decrease and we fail to adjust the interest rates for borrowers on our platform, prospective borrowers may choose to borrow from other platforms to take advantage of the lower funding cost offered by them. As a result, any fluctuation in the overall interest rate environment may discourage borrowers from making credit applications from us or utilize their approved credit, which may adversely affect our business.

The total fees we charge for our retail credit facilitation service may be deemed to be in excess of interest rate limits imposed by laws or regulatory bodies. As a result, part of the interests and fees may not be valid or enforceable through the PRC judicial system.

Our retail credit facilitation service and other fees, to the extent they are deemed to be or related to loan interest, are subject to the restrictions on interest rates as specified in applicable rules on private lending. The Notice on the Regulation and Rectification of the “Cash Loan” Business, or Circular 141, requires online platforms, microloan companies and other entities to charge synthetic fund costs, including the interest and fees paid by the borrowers, in compliance with the rules provided by the Supreme People’s Court, and such costs shall be within the legally allowed annualized interest rate for private lending. According to the Provisions of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Private Lending Cases promulgated on September 1, 2015, in the event the sum of the annualized interest that lenders charge and the fees we and our business partners charge exceeded the 24% limit, and borrowers refused to pay the portion that exceeds the 24% limit, PRC courts would not uphold our request to demand the portion of the fees that exceeds the 24% limit from such borrowers. If the sum of the annual interest that lenders charge and the fees we and our business partners charge exceeds 36%, the portion that exceeds the 36% limit is invalid. The Supreme

People’s Court issued the Several Opinions on Further Strengthening the Judicial Work in the Finance Sector in August 2017, which provides that in the context of peer-to-peer lending, if an online lending information intermediary and a lender intentionally collude to evade the interest rate ceiling as set out by the law through disguising loan interest as loan facilitation service fees, then such arrangements shall be declared invalid. On July 22, 2020, the Supreme People’s Court and the National Development and Reform Commission, or the NDRC, jointly released the Opinions on Providing Judicial Services and Safeguards for Accelerating the Improvement of the Socialist Market Economic System for the New Era, or the Opinions. The Opinions set out that if the interest and fees, including interest, compound interest, penalty interest, liquidated damages and other fees, claimed by one party to the loan contract exceed the upper limit under judicial protection, the claim will not be supported by the court, and if the parties to the loan disguise the financing cost in an attempt to circumvent the upper limit, the rights and obligations of all parties to the loan will be determined by the actual loan relationship.

On August 20, 2020, the Supreme People’s Court issued the Decision on Amending the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases, or the Judicial Interpretation Amendment, which amended the upper limit of private lending interest rates under judicial protection. According to the Judicial Interpretation Amendment, if the service fees or other fees that we charge are deemed to be loan interest or fees related to loans (inclusive of any default rate and default penalty and any other fee), in the event the sum of the annualized interest that lenders charge and fees we and our business partners charge exceed four times of the one-year Loan Prime Rate at the time of the establishment of the agreement, or the Quadruple LPR Limit, borrowers may refuse to pay the portion that exceeds the Quadruple LPR Limit. In that case, PRC courts will not uphold our request to demand the payment of fees that exceed the Quadruple LPR Limit from such borrowers. If borrowers have paid the fees that exceed the Quadruple LPR Limit, such borrowers may request us to refund the portion exceeding the Quadruple LPR Limit and the PRC courts may uphold such requests. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on the 20th of each month starting from August 20, 2019, and the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on September 21, 2020 was 3.85%. We cannot assure you that the one-year loan market quoted interest rate and the Quadruple Limit will not decrease further in the future. There remain uncertainties in the interpretation and implementation of the Judicial Interpretation Amendment, including its applicability to licensed financial institutions, the basis of calculation formula used to determine the interest limit, the scope of inclusion of related fees and insurance premiums, as well as inconsistencies between the standard and level of enforcement by different PRC courts. We cannot assure you that there will not be any changes to the detailed calculation formula used to determine the interest limit, our future fee rates will not be lowered as a result of the Quadruple LPR Limit, or that the Quadruple LPR Limit will not be applied to our historical and legacy products where the related dispute cases are accepted by PRC courts of first instance on or after August 20, 2020. In such cases, we and our business partners may be required to repay certain borrowers if our historical and legacy loan products are deemed to have violated the applicable laws and regulations concerning the limit of lending interest and fee rates. Our business, results of operations and financial condition may therefore be materially and adversely affected by the implementation of the Judicial Interpretation Amendment.

In addition to rules, opinions and decisions issued by the PRC courts, we and our business partners are also subject to regulatory agencies’ requirements, supervision or guidance. We have lowered the APR on loans we facilitate since early September 2020 and may further lower the APR from time to time as a result of changes in regulation or our business strategy. We may also reduce our outstanding loan volumes, significantly modify our fee rate structure within a prescribed period of time or modify our business cooperation model with third-party business partners, including our credit enhancement partners. If we are unable to comply with such regulatory requirements, supervision or guidance or are deemed to be charging above the maximum interest rates permitted by the relevant laws, regulations, policies or guidance, we could be subject to orders of suspension, cessation or rectification, cancellation of qualifications, or other penalties, and our business, financial condition, results of operations and our cooperation with business partners could be materially and adversely affected as a result. See also “—Our business is subject to laws, regulation, and supervision by national, provincial and local government and judicial authorities, industry associations and other regulatory bodies. The laws, regulations and official guidance relating to our business are complex, evolving rapidly and may be subject to further changes. Non-compliance with any existing or new regulation may result in penalties, limitations and prohibitions on our business activities, and we have been modifying and may need to continue to modify our business operations in response to changes in laws and regulations.”

The wealth management products displayed on our platform involve various risks, and failure to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects.

We display a broad variety of wealth management products on our platform, including asset management plans, bank products, mutual funds, private investment funds and trust products, among others. These products often have complex structures and involve various risks, including default risk, interest rate risk, liquidity risk and other risks. In addition, third parties we collaborate with might be confronted with liquidity risks, which may expose our platform investors to the liquidity risks in the products we display on our platform. Moreover, the wealth management products available on our platform are also subject to systematic risk and market volatility, which may reduce the value of the investments of our platform investors regardless of the performance or profitability of the businesses underlying such investment products.

Neither the principal nor the return of the wealth management products available on our platform is guaranteed by us. As such, we generally do not bear any liabilities for any loss to capital invested in the products. However, despite product risk warnings and platform disclaimers, our platform investors may attempt to hold us responsible for their losses, which could harm our reputation and result in reduced traffic to our platform. Furthermore, we may also face pressure from regulatory authorities to share losses incurred by our platform investors in order to maintain social harmony and financial market stability, which can have a material and adverse impact on our business, results of operations and financial condition.

In addition, although we have implemented strict suitability management and transparent disclosure policies, such policies and procedures may not be fully effective in mitigating suitability-related risks in all scenarios. If we or our customer service personnel are found to have engaged in suitability-related misconduct, we may be held responsible when our platform investors incur losses, and our reputation, client relationships, business and prospects will be materially and adversely affected. For more details on risks relating to our product risk management, see “—Information regarding individuals to whom we provide our financial services may not be complete, and our ability to perform due diligence, detect borrower fraud or manage our risks may be compromised as a result.”

Our access to sufficient and sustainable funding at reasonable costs cannot be assured.

The growth and success of our future operations depend on the availability of adequate lending capital to meet borrowers’ demands for loans on our platform. To maintain sufficient and sustainable funding to meet borrower demands, we need to keep expanding the funding base and securing a stable stream of funds from our funding partners.

The availability of funding from our funding partners depends on many factors, some of which are out of our control. Changes in the credit environment may impact the funding costs and the terms of our agreements with funding partners, and we may not be able to obtain sufficient and sustainable funding from our funding partners if the funding cost increases significantly. In addition, our competitors in the retail credit facilitation markets may offer better terms to attract institutional funding partners away from us or form exclusive partnerships with them. We may not be able to maintain long-term business relationships with institutional funding partners in this evolving market. In addition, some of our funding partners have limited operating histories and experiences and we cannot rely on them for our funding. Our funding partners are subject to certain PRC laws and regulations, and in the event that all or some of them cease or modify their operations and cooperation with us as a result of existing or new regulatory requirements, the availability of our funding may be materially and adversely affected.

While we have made efforts to diversify funding sources, we cannot assure you that such efforts would be successful or funding sources for the loans we facilitate will remain or become increasingly diversified in the future. If we become dependent on a small number of funding partners and any such funding partners decide not to collaborate with us, change the commercial terms to the extent unacceptable to our borrowers or limit the funding available on our platform, such constraints may materially limit our ability to facilitate loans and adversely affect our user experience. As a result, our business, financial condition, results of operations and cash flow may be materially and adversely affected.

Our business is subject to laws, regulations, and supervision by national, provincial and local government and judicial authorities, industry associations and other regulatory bodies. The laws, regulations and official guidance relating to our business are complex, evolving rapidly and may be subject to further changes. Non-compliance with any existing or new regulation may result in penalties, limitations and prohibitions on our business activities, and we have been modifying and may need to continue to modify our business operations in response to changes in laws and regulations.

The industries in which we operate are highly regulated. Our businesses are subject to national, provincial and local laws, rules, regulations, policies and measures in China. See “Regulation—PRC Regulations.” These laws, rules, regulations, policies and measures are issued by the National Congress of China and its standing committee, the State Council, and different central government ministries and departments as well as provincial and local government authorities, and are enforced by different levels of regulatory agencies and by local authorities in each province in which we operate. As a result, there may be inconsistencies between the rules, regulations, policies, orders and guidance of various regulatory agencies. In order to comply with existing and new rules, regulations, policies and measures of each regulatory agency, we have modified, and may continue to modify, our business models from time to time, which could cause us to incur significant costs and expenses, divert resources and materially disrupt our operations, which could have a material adverse effect on our results of operations and financial condition. For example, in July 2020, the China Banking and Insurance Regulatory Commission, or the CBIRC, issued the Interim Measures for the Administration of Online Loans by Commercial Banks to provide detailed rules on online loans provided by commercial banks, which may require some of our funding partners to evaluate their cooperation entities and adjust their cooperation with us and thus have a potentially significant impact on our retail credit facilitation business.

Our microloan companies are subject to the laws, regulations, policies and measures in Chongqing, Shenzhen and Hunan in areas of registered capital and of loan-to-capital and other leverage ratios, among others, and our financing guarantee companies are subject to the supervision of local financial authorities in Nanjing, Tianjin and other jurisdictions where their branch offices are located. Historically, some of our microloan companies and financing guarantee companies maintained leverage ratios that were above the maximum level allowed. As of the date of this prospectus, we have modified our microloan companies’ and financing guarantee companies’ business models in order to comply with the leverage ratio requirements and other laws, regulations, policies and measures for these companies in all of these jurisdictions. Historically, regulators have given us verbal and written guidance on our business practices, and we have modified our business operations based on such guidance. While we have not been subject to any regulatory penalties as of the date of this prospectus in connection with such microloan and financing guarantee companies’ business practices, we may be subject to regulatory warnings, correction orders, condemnation and fines and may be required to further modify our business if any of our microloan and financing guarantee companies is deemed to have violated national, provincial or local laws and regulations or regulatory orders and guidance. For example, on September 16, 2020, the CBIRC issued the Notice on Strengthening the Supervision and Management of Microloan Companies, or Circular 86. Adopted to regulate the operations of microloan companies, Circular 86 stipulates that the financing balance of a microloan company’s funding by bank loans, shareholder loans and other non-standard financing instruments shall not exceed such company’s net assets, and the financing balance of the microloan company funding by issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets. Local financial regulatory authorities may further lower the leverage limits mentioned above. We are also subject to oversight by the Ministry of Industry and Information Technology, or

the MIIT, the Cyberspace Administration of China and the National Internet Finance Association of China in connection with our mobile applications. If we fail to comply with the requirements and standards set by the relevant authorities or if our apps fail to remain on the white list, mobile app stores including the iOS App Store and Android app stores may cease the distribution of our mobile apps and our business may be adversely and materially affected.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. Recently enacted laws, rules and regulations may be subject to significant degrees of interpretation by PRC regulatory authorities. Because many of the laws, rules and regulations governing our businesses are relatively new, and because of the limited number of published judicial decisions and the non-binding nature of some of such decisions, we have encountered uncertainties as to the judicial interpretation and application of laws, and it is possible that laws may be interpreted and applied inconsistently in different jurisdictions. Such interpretations and application may conflict with our current practices, require changes to our business model or cause disruptions to our operations. For example, our ability to collect loans from borrowers may be hindered by uncertainties in the interpretation of PRC laws, rules and regulations. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have retroactive effects. As a result, we may not be aware of our violation of these policies and rules until after a violation has occurred. We might also not be able to foresee what regulatory measures the national, provincial and local government authorities may take and whether new regulatory measures would adversely impact our existing business or business plans. For example, though there is currently no specific regulation pertaining to the qualifications and operations of websites such as Lu.com, which helps us facilitate the distribution of financial products for our licensed product providers, new laws, rules, regulations, measures, polices or interpretations may arise in the future. Similarly, the qualified investor requirements and minimum investment thresholds for asset management products, trust products, private funds may be subject to further changes in the future. New regulations may also require us to obtain licenses for the processing and storage of borrower data, and request more detailed documentations for borrowers’ usage of loans, which may materially and adversely impact the flexibility and efficiency of our retail credit facilitation services and as a result the volume of loans we facilitate. Furthermore, there are currently few regulations on the use of technologies we deploy in our businesses, such as chatbots and AI, new laws, rules, regulations, measures policies or interpretations may arise in the future. We might not be able to be in compliance with the new requirements, and even if we successfully comply with such requirements through improvements, corrections and rectification, the business model may no longer be profitable or commercially viable.

We expect the laws, rules, regulations, policies and measures governing our business, our cooperation with third-party business partners and the products we facilitate on our platform to continue to evolve. Our business activities and growth may be adversely affected if we do not respond to regulatory changes in a timely manner. Non-compliance with the applicable laws, rules, regulations, policies and measures, including as a result of ambiguities in them, may subject us to sanctions by regulatory authorities, monetary penalties, or restrictions on our business activities or new product introduction or revocation of our licenses, all of which could have material and adverse effects on our business, financial condition and results of operations.

Any failure to obtain, renew or retain requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business, financial condition and results of operations.

The PRC government extensively regulates internet-related businesses, including supervising foreign ownership, and requiring licenses and permits pertaining to the companies in internet-related businesses. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We are required to obtain various approvals, licenses and permits from different regulatory authorities in order to offer certain categories of our loan product and wealth management product facilitation services online.

We have made efforts to obtain all the applicable approvals, licenses and permits, but due to the complexities, uncertainties and frequent changes in laws, rules, regulations and their interpretation and implementation, we may not always be able to do so, and we may be penalized by governmental authorities for facilitating products or providing services without proper approvals, licenses or permits. For example, we cannot assure you that we will not be required to obtain any additional internet content service provider license, or ICP license, for our current business operations. Moreover, as we continue to increase the product and service selection on our platform, we may also become subject to new or existing laws and regulations that did not affect us in the past. Failure to obtain, renew, or retain requisite licenses, permits or approvals may adversely affect our ability to conduct or expand our business.

In March 2018, the National Internet Finance Rectification Office issued the Notice on Strengthening Rectification and Carrying Out Inspection Acceptance Work of Online Asset Management Operations, or Circular 29, which provided that without the license or approval from the PRC financial regulatory authorities, no entity may issue or sell asset management products through the internet. The application and interpretation of Circular 29, including the definition of “asset management product,” are ambiguous and may be inconsistent between different government authorities. Although we believe our role is only that of a platform between the providers and the purchasers of the wealth management products, which is not forbidden by Circular 29, the PRC regulatory authorities may have a different view and categorize our activities as the sale of wealth management products in violation of Circular 29 and other PRC laws and regulations. If the PRC government determines that we are operating or have operated our wealth management or other businesses without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or permits or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue the relevant parts of our business or to impose restrictions on the affected portion of our business. While we may still be able to operate our wealth management business by cooperating with entities that hold the required license, approval or permit, any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

In addition, we are currently in the process of upgrading and moving our wealth management platform investors’ balances from our platform, which we offered as an add-on service to streamline our platform investors’ subscription process at their consent, to bank accounts with a commercial bank. With this new service, our platform investors can use their bank account balances to directly purchase wealth management products displayed on our platform. However, some platform investors have not yet made the upgrade or may not be willing to make such upgrades, and our practice of allowing our platform investors to top-up and transfer their balances on our platform to purchase wealth management products and withdraw the funds to their bank accounts may be deemed to be engaging in payment services without having obtained the required licenses in violation of Administrative Measures for the Payment Services Provided by Non-financial Institutions and the Notice of the General Office of the People’s Bank of China on Further Strengthening the Disciplinary Action against Unlicensed Transaction of Payment Business. Although we have not been subjected to any fines or other penalties as of the date of this prospectus in connection with the practice described above, we cannot be certain that the measures or the circular will not apply or that our existing or past practices would not be deemed to violate any existing or future laws, regulations and rules or subject us to regulatory penalties. Furthermore, we currently cooperate with third-party channel partners for borrower and platform investor acquisition. See “Business—Retail Credit Facilitation—Retail Credit Origination” and “Business—Wealth Management—Platform Investor Acquisition.” If we or these third parties are deemed to be providing investment advisory services without the requisite approvals, licenses or permits, they may be subject to regulatory actions and be prohibited from engaging in client acquisition activities, and as a result we may need to significantly modify our borrower and client acquisition model. This could have a material adverse impact on our business prospects, results of operations and financial condition.

We have modified our business model and practices in the past as a result of changes in laws, regulations, policies, measures and guidance, and we are subject to risks in connection with our legacy products and historical practices. If any of our legacy products and historical practices is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.

Given the complexities, uncertainties and frequent changes in these laws, rules, regulations, policies and measures, including changes in their interpretation and implementation, we have historically modified our business models and practices due to shifts in regulatory requirements and our strategies. Among wealth management products, we ceased to facilitate the offering of structured alternative products originated by financial institutions for individual investors, which we refer to as business-to-consumer or B2C products, in the second half of 2017. Among retail credit facilitation products, we ceased to facilitate the offering of peer-to-peer products in August 2019, as well as stopped using funding from peer-to-peer individual investors as a funding source for our retail credit facilitation business in 2019. As of June 30, 2020, peer-to-peer products as a percentage of total client assets had fallen to 12.8%, and none of the new loans we facilitated in 2020 were funded by peer-to-peer individual investors.

To facilitate the exit of investors after we discontinued our facilitation of the offering of B2C products in the second half of 2017, as a one-time event, we decided to repurchase certain trust plans, asset management plans and debt investments from our platform investors. As these trust plans, asset management plans and debt investments were overdue as of December 31, 2019, we recorded impairment of RMB1.0 billion (US$0.1 billion) and fair value loss of RMB0.7 billion (US$0.1 billion) in 2019. In the six months ended June 30, 2020, we recorded reversal of impairment losses of RMB63.1 million (US$8.9 million) and fair value gain of RMB46.2 million (US$6.5 million). The performance of these trust plans, asset management plans and debt investments, with an aggregate net balance of RMB3.2 billion (US$0.5 billion) as of June 30, 2020, may continue to have an adverse impact on our financial condition. We are currently pursuing a number of claims against the debtors related to some of our historical B2C products. While none of these claims is considered material to our business on an individual basis, the overall results of these ongoing litigations may have continued impact on our financial condition. We are currently unable to estimate the possible outcome or possible range of recovery, if any, associated with the resolution of these cases, and adverse outcome of our claims could have a material adverse effect on our business, results of operations, cash flows and reputation. In addition, we cannot assure you that our historical B2C products will not be deemed to violate laws and regulations, including Circular 29, adopted in March 2018, which provides that any public issuance or sale of asset management products through the internet is deemed to be a financing business requiring asset management licenses or permits.

We ceased using individual funding as a funding source for loans in 2019 in response to new regulations on peer-to-peer lending. Under existing regulations, entities engaging in peer-to-peer lending are required to apply for record-filings with authorities. In addition, in January 2019, the PRC government issued the Notice on Further Implementing the Compliance Inspection and Follow-up Work of Peer-to-Peer Online Lending, which requires all peer-to-peer lending platforms to reduce the total outstanding peer-to-peer lending balance, the total number of borrowers, and the total number of individual investors. Three platforms operated by our consolidated affiliated entities have been engaging in peer-to-peer lending services. After close consultation with regulators, we have ceased facilitating new peer-to-peer loans on our platform since August 2019 and currently only focus on serving the remaining borrowers and lenders on our platforms. We have not received any administrative penalty for our online lending information intermediary services as of the date of this prospectus. Nevertheless, we cannot assure you that we will not be subject to fines or other regulatory penalties for our historical and currently outstanding peer-to-peer loans, or that we will not be required by regulatory authorities to terminate all legacy products by a certain timeline. Any of such events may materially and adversely affect our client relationship, reputation, and business operations. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation, and we cannot assure you that our historical practices would not be deemed to be a violation of the applicable laws and regulations, which may subject us to fines and other administrative sanctions and adversely affect our reputation, business prospects and financial condition.

If our credit assessment and risk management model is flawed or ineffective, or if the data that we collect for credit analysis inaccurately reflects borrower’s creditworthiness, or if we fail or are perceived to fail to effectively manage the default risks of loans facilitated through our platform for any other reason, our business and results of operations may be adversely affected.

Our ability to attract borrowers and funding partners and build trust in our platform is significantly dependent on our ability to effectively evaluate borrowers’ credit profiles and manage default risks. We continuously refine the algorithms, data processing and other technologies underlying our credit assessment and risk management model, but if any of these decision-making and scoring systems contain programming or other errors, or are ineffective or the data provided by borrowers or third parties are incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in mispriced or misclassified loans or incorrect approvals or denials of loans. In addition, if we fail to discover borrower fraud or intentional deceit, the quality of our credit management may be compromised and we may be subject to liabilities under the relevant laws and regulations. The Interim Measures for the Administration of Business Activities of Online Lending Information Intermediaries have imposed on online lending information intermediaries, including us, additional obligations to verify the truthfulness of the information provided by or in relation to loan applicants and to actively detect fraud. Although we are not subject to contractual obligations to our funding or credit enhancement partners for inaccurate assessment of a borrower’s creditworthiness and we do not bear credit risk for loans that we do not fund or guarantee ourselves, as long as we take reasonable measures to detect fraudulent behaviors, we cannot assure you that we would not be subject to any liabilities under these interim measures or other laws or regulations if we fail to detect any fraudulent behavior. If we incur such liabilities, our results of operations and financial condition could be materially and adversely affected.

The completeness and reliability of consumer credit history information in the PRC is relatively limited. The People’s Bank of China has developed and put into use a national personal and corporate credit information database which remains relatively underdeveloped. The information and data we obtain ourselves or from external parties for credit assessment and risk management purposes may be inaccurate or incomplete. We are also unable to accurately monitor whether a prospective borrower has obtained loans through other retail credit facilitation platforms, creating the risk whereby a borrower may utilize our credit products to pay off loans from other sources. There is also a risk that, following our access to a borrower’s information, the borrower may have become delinquent in the payment of an outstanding obligation, defaulted on a pre-existing debt obligation, taken on additional debt, or sustained other adverse financial events.

In addition, various factors could affect our borrowers’ repayment ability, such as economic and other conditions affecting our borrowers and their businesses and industries, the cash flow of individual borrowers and the amounts and terms of the loans. If a borrower’s financial condition deteriorates after his or her loan application is approved, we may not be able to take sufficient and effective measures in time to prevent default on the part of the borrower. We may also be unable to monitor our borrowers’ actual use of the loans we facilitated, verify if our borrowers have other undisclosed borrowings, or detect our borrowers’ suspicious or illegal transactions, such as money laundering activities in our business, which may expose us to financial and/or reputational damage. Moreover, while third parties bear the credit risks for the substantial majority of the loans we facilitate, we provide guarantees through our subsidiaries on certain loans. We bore credit risk for 24.6%, 5.3%, 2.2% and 2.8% of total outstanding loans facilitated as of December 31, 2017, 2018 and 2019 and June 30, 2020, respectively. Even though part of these loans have been secured by collateral, we may be subject to credit risk or financial loss if the collateral could not be realized or are not sufficient to cover all the debts or claims. If we are unable to effectively maintain a reasonably low default rate for loans facilitated through our platform, our financial condition, results of operations and business prospects may be materially and adversely affected.

Information regarding individuals to whom we provide our financial services may not be complete, and our ability to perform due diligence, detect borrower fraud or manage our risks may be compromised as a result.

Our operations depend heavily on the effectiveness of our KYC (know-your-customer), KYB (know-your-business), KYP (know-your-product), KYI (know-your-intention) and other due diligence efforts. For example, we rely on our KYC and KYB data to assess borrowers’ creditworthiness for our retail credit facilitation business, as well as KYC, KYP and KYI data to understand our platform investors’ financial situation, financial literacy, risk tolerance and specific needs, identify and monitor the risk profile of each product displayed on our platform and ensure we facilitate suitable products to investors. We rely on borrowers and platform investors themselves and our internal and external data sources to conduct due diligence and verify the information obtained. For further information, please refer to the sections titled “Business—Retail Credit Facilitation—Risk Management for Retail Credit” and “Business—Wealth Management—Risk Management for Wealth Management.” Incomplete or inaccurate information may not only result in additional efforts and related costs, but may also undermine the effectiveness of our KYC, KYB, KYP, KYI and other due diligence efforts. We cannot assure you that we will uncover all material information necessary to make fully informed decisions, nor can we assure you that our KYC, KYB, KYP and KYI will be sufficient to assess borrowers’ creditworthiness, facilitate suitable wealth management products to platform investors or detect fraud committed by borrowers in all cases. Any such failures could have a material adverse effect on our business, financial condition, results of operations and prospects. For example, if we are deemed to be having facilitated wealth management products with risk profiles that do not match a product investor’s risk tolerance in violation of laws and regulations, we may be required by PRC courts to compensate any losses incurred by the investor as a result of investing in such products, and our business, reputation, and financial condition may be materially and adversely affected. See “—The wealth management products displayed on our platform involve various risks, and failure to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects. In particular, we are subject to suitability-related risks for our wealth management business and may incur liability for our platform investors’ losses as a result of their investing in the wealth management products displayed on our platform.”

If our ability to collect delinquent loans is impaired, or if there is actual or perceived misconduct in our collection efforts, our business, financial condition and results of operations might be materially and adversely affected.

We have implemented payment and collection policies and practices which are designed to optimize the repayment process while also providing superior borrower experience. Due to the labor intense nature of the work, we retain both an internal collection team and outsource part of collection work to third parties. Despite our servicing and collection efforts, including claims and litigations against delinquent borrowers, we cannot assure you that we will be able to collect payments on the transactions we facilitate as expected. In addition, we aim to control bad debts by utilizing and enhancing our credit assessment system rather than relying on collection efforts to maintain healthy credit performance. As such, our collection team may not possess adequate resources or workforce to collect payment on the loans we facilitated. If we fail to adequately collect amounts owed, payments of principals and retail credit service fees may be delayed or reduced and our results of operations will be adversely affected. If the quality of our loan portfolio were to deteriorate as a result of ineffective collection, our funding and credit enhancement partners may decide not to continue to cooperate with us. See “—If our credit assessment and risk management model is flawed or ineffective, or if the data that we collect for credit analysis inaccurately reflects borrower’s creditworthiness, or if we fail or are perceived to fail to effectively manage the default risks of loans facilitated through our platform for any other reason, our business and results of operations may be adversely affected.” As the volume of transactions facilitated by us continues to grow in the future, we may devote additional resources into our collection efforts. However, there can be no assurance that we would be able to utilize such additional resources in a cost-efficient manner.

Moreover, the current regulatory regime for debt collection in the PRC remains unclear and continues to evolve. Circular 141 and subsequent rules and regulations provide that no institution or third-party agency shall collect loans by actual or threatened violence, intimidation, insult, defamation, harassment, disseminating private information, or other ways that cause harm. However, there is uncertainty with respect to the definition and interpretation of the prohibited conducts. We may also be subject to new regulations that require licenses or certain qualifications for conducting a loan collection business. We have adopted a set of mechanisms and procedures, such as recording and monitoring contact made by collection personnel with borrowers and regularly evaluating agency partners based on their performance, service quality and compliance with laws, to ensure our in-house staff and third-party collection agencies’ collection efforts comply with the relevant laws and regulations in the PRC. Nevertheless, we cannot assure you that our collection team or third-party collection service providers have not engaged in or will not engage in any aggressive practices or misconduct as part of their collection efforts. Any such historical or future misconduct by our collection team or the third-party service providers we work with, or the perception that our collection practices are aggressive or not compliant with the relevant laws and regulations, may result in harm to our reputation and business, which could further reduce our ability to collect payments from borrowers, lead to decrease in the willingness of prospective borrowers to apply for loans, as well as orders of suspension or rectification, cancellation of qualifications or fines and penalties imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.

If our historical fee collection method is deemed to be up-front deductions from loans by the relevant regulatory authorities, or if certain fees we charge are deemed to be in violation of any existing or new PRC laws and regulations, we may be required to modify our business practices or be subject to regulatory penalties.

PRC Contract Law provides that no interest shall be deducted from the principal of loans in advance, and if any interest amount is deducted, the amount of principal and interest to be repaid by the borrower shall be calculated based on the actual amount borrowed. The Notice on Specific Rectification Implementation Measures for Risk of Online Microloan Businesses of Microloan Companies further prohibits the upfront deduction of interest, commission fees, management fees or deposits from loans by microloan companies before they are released to the borrowers. Such prohibition is also highlighted by the Notice on Strengthening the Supervision and Management of Microloan Companies issued by CBIRC in September 2020, which provides that where a microloan company has deducted any upfront fees in violation of rules and regulations, the borrower will only need to repay the actual loan amount after the exclusion of the interests and fees deducted, and the loan’s interest rate shall be calculated accordingly. Furthermore, Circular 141 prohibits third-party platforms that cooperate with banking institutions to facilitate loans from collecting interest or fees from borrowers. Historically, the service fees and interest payment for a small part of our retail credit facilitation services were arranged to be paid by the borrowers simultaneously when the principals of the funds were released to the borrowers. We ceased this upfront deduction collection method in 2018 and, as of September 30, 2020, less than 0.05% of our outstanding loans had fees deducted up-front in the past. Since 2018, we have also modified our arrangements of fee collection from borrowers for new loans in response to Circular 141. While we have not been subject to regulatory penalties in connection with such practice, we may be subject to regulatory penalties and actions if our practices are deemed to be up-front deductions from loans released to the borrowers or otherwise violations of Circular 141 and other relevant laws and regulations, and our business, financial condition and results of operations might be materially and adversely affected as a result.

In addition, we charge certain penalty fees when borrowers make an early or late repayment of the loans. While current regulations on such penalty fees remain unclear, we may be subject to more stringent rules or regulations in the future and may be required to modify our practice.

Our business may be materially and adversely affected by the effects of the outbreak of COVID-19 in China.

Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China has been sharply curtailed. The population in most of the major cities was locked down to a greater or lesser extent and opportunities for discretionary consumption were extremely limited. These events negatively affected our small business owner borrowers, which led to a temporary and abnormal increase in loan delinquency and indemnity of our loans facilitated in provinces seriously affected by COVID-19.

We have taken a series of measures in response to the outbreak to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees, including our collection staff, and canceling business meetings and travels. We also empowered our direct sales team with state-of-the-art offline customer acquisition technology and accelerated the launch of our AI underwriting robot.

As COVID-19 has negatively affected the broader Chinese economy and the global economy, China may continue to experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way as our users and clients may be less inclined to borrow or invest in wealth management products. Borrowers may also have less propensity or ability to repay their loans as a result of the economic problems caused by COVID-19, which may then impact credit quality. The operations of some of our business partners and service providers have also be constrained and impacted, which may have a negative impact on our business.

While most of the restrictions on movement within China have been relaxed as of the date of this prospectus, there is great uncertainty as to the future progress of the virus. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Consequently, the COVID-19 pandemic may materially adversely affect our business, financial condition and results of operations for the entirety of year 2020. The extent to which this pandemic impacts our results of operations will depend on future developments which are highly uncertain and unpredictable, including new outbreaks of COVID-19, the severity of the virus infection, the success or failure of efforts to contain or treat the cases, and future actions we or the authorities may take in response to these developments.

Our cooperation with various third parties are integral to the smooth operation of our business and platform. If these third parties fail to perform or provide reliable or satisfactory services, our business, financial condition and results of operations may be materially and adversely affected.

We rely on third-party business partners and service providers, including Ping An Group, to operate various aspects of our business and platforms. Third parties provide us with funding and credit enhancement for our retail credit facilitation business, wealth management products for our wealth management business, analytical insights, among other things. Furthermore, third-party service providers maintain part of our technology systems and we rely on third parties for secure fund management and online payment and settlement.

Our relationships with various third parties are integral to the smooth operation of our business and platform. Most of our agreements with third-party service providers are non-exclusive and do not prohibit third-party service providers from working with our competitors or from offering competing services. If our relationships with third-party service providers deteriorate or third-party service providers decide to terminate our respective business relationships for any reasons, such as to work with our competitors on more exclusive or favorable terms or if they themselves become our competitors, our operation may be disrupted. In addition, our third-party service providers may not meet the standards that we expect and require under our agreements, and disagreements or disputes may arise between us and the third-party service providers.

For example, our third-party credit enhancement partners may limit the credit enhancement services available to our borrowers in the future, and regulatory authorities may limit our third-party credit enhancement partners’ ability to provide services to us. In addition, we may be subject to the cyclical fluctuation of the credit enhancement industry. For the most part we rely on Ping An P&C, a member of Ping An Group, to supply credit enhancement. Of the 94.2% of outstanding loans we facilitated as of June 30, 2020 that were guaranteed or insured by third-party credit insurance partners, Ping An P&C provided 91.2% of the third-party credit enhancement, while 3.0% was guaranteed or insured by other third parties. We are not aware of any instance where our partners have ever failed to fulfill their insurance or guarantee obligations. However, if (i) there is a cyclical downturn in the credit enhancement industry, (ii) the credit enhancement costs of our credit enhancement partners increase, or (iii) our partners cannot provide as much credit enhancement as our borrowers need, our business, financial condition and results of operations will be adversely affected.

We rely on third-party payment channels and custodian banks in handling fund transfers and settlements. Third-party payment agents in China are subject to oversight by the People’s Bank of China and must comply with complex rules and regulations, licensing and examination requirements. If our third-party payment agents or the custodian banks we collaborate with are to suspend, limit, adjust or cease their operations or are subject to regulations or regulatory rectifications required by various regulatory authorities, or if our relationships with our third-party payment agents deteriorate or they were to otherwise terminate, we would need to arrange substantially similar arrangements with other third-party payment agents. Negative publicity about our third-party payment agents or the industry in general may also adversely affect funding partners’ or borrowers’ confidence and trust in the use of third-party payment agents to provide payment and custodian services. In addition, our third-party payment channels or custodian banks may fail to function effectively. If any of the foregoing were to happen, our operations could be materially impaired and our results of operations would suffer.

If we are unable to maintain or increase the amount of loans or investments we facilitate or if we are unable to retain existing borrowers and platform investors, or attract new borrowers or platform investors, our business, financial condition and results of operations will be adversely affected.

The volume of transactions conducted on our online platform is one of the key metrics to our financial performance. The amount of transactions that we have facilitated for borrowers and platform investors has grown. However, this growth rate may reduce in the future if the market becomes more fragmented and competitive. The success of our business depends on whether we can retain the existing borrowers and platform investors and continuously attract additional borrowers, platform investors, and funding and product partners.

If there are insufficient qualified loan requests or wealth management product providers, funding partners and platform investors may be unable to deploy their capital to our platform in a timely or efficient manner and may seek other investment opportunities, including those offered by our competitors. Conversely, if there are insufficient funding partners’ or platform investors’ commitments, borrowers and product providers may not obtain enough capital through our platform and may turn to other sources for their needs.

The overall transaction volume may be affected by the following factors:

•	our brand recognition and reputation;

•	the cost the borrowers and product providers bear;

•	the return rates offered to funding partners or platform investors relative to market rates;

•	the financing service fees charged;

•	our efficiency in acquiring and engaging prospective borrowers;

•	our ability to convert registered users to active borrowers and platform investors;

•	utilization of the credit we approve;

•	the effectiveness of our credit assessment model and risk management system;

•	our ability to secure sufficient and cost-efficient funding, borrowers’ experience on our platform; and

•	the PRC regulatory environment governing our industry and the macroeconomic environment.

In connection with the introduction of new products or in response to general economic conditions, we may impose more stringent borrower or product provider qualifications to ensure the quality of the transactions we facilitate, which may negatively affect the growth of transactions we facilitate. If any of our current user acquisition channels becomes less effective, or if we are unable to continue to use any of these channels, or if we are not successful in using new channels, we may not be able to attract new borrowers, platform investors, and funding and product partners in a cost-effective manner or convert potential borrowers and platform investors into active users of our services, and may lose our existing borrowers and platform investors to our competitors. If any of the above occurs, we may be unable to increase our loan transaction volume, client assets, and income as we expect, and our business and results of operations may be adversely affected.

If the products available on our platform or our services do not maintain or achieve sufficient market acceptance, or if we are unable to effectively manage borrowers’ and platform investors’ complaints and claims, our financial results and competitive position will be harmed.

We have devoted significant resources to, and will continue to put an emphasis on, upgrading and marketing the existing retail credit facilitation and wealth management products available on our platform and our services as well as enhancing their market awareness. We also incur expenses and expend resources to develop and market new products and services that incorporate additional features, improve functionality or otherwise make our platform more attractive to borrowers, platform investors and funding and product providers. Nevertheless, products available on our platform and our services may fail to attain sufficient market acceptance for many reasons, including:

•	users may not find the terms of retail credit products or selection of wealth management products available on our platform competitive or appealing;

•	we may fail to predict market demand accurately and provide products and services that meet this demand in a timely fashion;

•	borrowers, platform investors, funding partners and product providers using our platforms may not like, find useful or agree with the changes we adopt from time to time;

•	there may be defects, errors or failures on our platforms;

•	there may be negative publicity, including baseless or ill-intentioned negative publicity, about the products or services available on our platform, or our platform’s performance or effectiveness; and

•	regulations or rules applicable to us may constrain our operations and growth.

In addition, we have been subject to and may continue to face borrower and client complaints, negative media coverage and potential claims or litigations. Large scaled complaints and negative publicity about us could materially harm borrowers and platform investors acceptance to the products and services on our platform. Any compliant or claim, with or without merit, could be time-consuming and costly to investigate or defend, and may divert our management’s and employees’ time and attention, draw scrutiny, penalties or other disciplinary actions from regulatory bodies and materially harm our reputation. See “—We have been in the past and may continue to be subject to complaints, claims, controversies, regulatory actions and legal proceedings, which could have a material adverse effect on our results of operations, financial condition, liquidity, cash flows and reputation.” and “—Our business, financial condition, results of operations and prospects may be adversely affected as a result of our failure to protect or promote our brand and reputation, or negative media coverage of our industry or our principal shareholders.” In such events, our competitive position, results of operations and financial condition could be materially and adversely affected.

The retail credit facilitation service fees we charge may decline in the future due to factors beyond our control and any material decrease in such service fees could harm our business, financial condition and results of operations.

We generate a significant part of our income from service fees we charge. For the years ended December 31, 2017, 2018 and 2019 and six months ended June 30, 2020, our retail credit facilitation service fees reached RMB15.3 billion, RMB29.6 billion, RMB39.3 billion (US$5.6 billion) and RMB20.8 billion (US$2.9 billion), respectively, accounting for 55.1%, 73.0%, 82.2% and 80.8% of our total income for the corresponding periods. Any material decrease in our retail credit facilitation service fees would have a substantial impact on our income and profitability. For example, our borrowers’ repayment behaviors and early repayment options affect the effective tenors of the loans we facilitate. Borrowers’ early repayments of loans reduce the number of months that our retail credit facilitation service fees or interest income can be recognized and thus affect the total amount of our fees and interest income in absolute terms. In the event that the amount of retail credit facilitation service fees we charge for loans we facilitated decrease significantly in the future and we are not able to reduce our costs and expenses, our business, financial condition and results of operations will be harmed.

The level of retail credit facilitation service fees we charge may be affected by a variety of factors, including our borrowers’ creditworthiness, the competitive landscape of our industry, the availability of funding and regulatory requirements. Our retail credit facilitation service fees may also be affected by changes in product and service mix and changes to our borrower engagement initiatives. Our competitors may offer more attractive fees, which may require us to reduce our retail credit facilitation service fees to compete effectively. Furthermore, as our borrowers establish their credit profile over time, they may qualify for and develop other consumer financing solutions with lower fees, including those offered by traditional financial institutions. In addition, our retail credit facilitation service fees are sensitive to many macroeconomic factors that are beyond our control, such as inflation, recession, the performance of credit markets, global economic disruptions, unemployment and fiscal and monetary policies. If the service fees we charge decrease significantly due to factors beyond our control, our business, financial condition and results of operations will be materially and adversely affected.

Any material decrease in the fee rates for our wealth management business may have an adverse effect on our income, cash flow and results of operations.

We derive a significant portion of our income from transaction and service fees paid by investment product providers when platform investors invest in the products we display on our platform. For the years ended December 31, 2017, 2018 and 2019 and six months ended June 30, 2020, our wealth management transaction and service fees reached RMB1.9 billion, RMB2.6 billion, RMB2.6 billion (US$0.4 billion) and RMB0.7 billion (US$0.1 billion), respectively, accounting for 6.8%, 6.5%, 5.4% and 2.7% of our total income for the corresponding periods. As the transaction and service fee rates vary from product to product, our wealth management transaction and service fees may be subject to the changes as we adjust our products from time to time as a result of our strategic changes and relevant regulatory requirements. Although the transaction and service fee rates within any given category of the products we facilitated remained relatively stable during the applicable periods referenced in this prospectus, future fee rates may be subject to change based on the prevailing political, economic, regulatory, taxation and competitive factors that affect product providers. These factors, which are not within our control, include the capacity of product providers to place new products and realize profits, platform investors’ expectations and needs, risk tolerance and preference for investment products, the availability of comparable products from other product providers at a lower cost, the availability of alternative investment products to platform investors and the tax deductibility of commissions and fees.

The historical fee rates of our wealth management business may not be indicative of our future ability to maintain comparable fee rates. Because we do not determine, and cannot predict, the timing or extent of fee rate changes with respect to the investment products, it is difficult for us to assess the effect any of these changes may have on our operations. In order to maintain our relationships with the product providers and to enter into contracts for new products, we may have to accept lower fee rates or other less favorable terms, which could reduce our income. Although we believe that substitute third-party providers for most of the investment products we display on our platform are generally available, if some of our key investment providers decide not to enter into new contracts with us, or our relationships with them are otherwise impacted, our business and operating results could be materially and adversely affected.

Misconduct and errors by our employees and our third-party business partners and service providers could harm our business and reputation.

We operate in an industry in which integrity and the confidence of our users and clients are of critical importance. During our daily operations, we are subject to the risk of errors, misconduct and illegal activities by our employees and third-party business partners and service providers, including:

•	engaging in misrepresentation or fraudulent activities when marketing or performing our services to users and clients;

•	improperly acquiring, using or disclosing confidential information of our users and clients or other parties;

•	failing to report conflicts of interest accurately or timely;

•	concealing unauthorized or unsuccessful illegal activities; or

•	otherwise not complying with applicable laws and regulations or our internal policies or procedures.

Errors, misconduct and illegal activities by our employees, or even unsubstantiated allegations of them, could result in a material adverse effect on our reputation and our business. It is not always possible to identify and deter misconduct or errors by employees or third-party partners, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees engages in illegal or suspicious activities or other misconduct, we could suffer economic losses and may be subject to regulatory sanctions and significant legal liability, and our financial condition, client relationships and or ability to attract new clients may be adversely affected as a result. If any sanction was imposed against an employee during his employment with us, even for matters unrelated to us, we may be subject to negative publicity which could adversely affect our brand, public image and reputation, as well as potential challenges, suspicions, investigations or alleged claims against us. We could also be perceived to have facilitated or participated in the illegal activities or misconduct, and therefore be subject to civil or criminal liability. See “—Fraudulent activities on our platform could negatively impact our operating results, brand and reputation and cause the use of our retail credit facilitation products and services to decrease.” In addition, if any third-party business partners or service providers become unable to continue to provide services to us or cooperate with us as a result of regulatory actions, our business, results of operations and financial condition may also be materially and adversely affected.

We have been and may continue to be subject to complaints, claims, controversies, regulatory actions, arbitration and legal proceedings, which could have a material adverse effect on our results of operations, financial condition, liquidity, cash flows and reputation.

We have been and may continue to be subject to or involved in various complaints, claims, controversies, regulatory actions, arbitration, and legal proceedings. Complaints, claims, arbitration, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claims would develop into lawsuits or regulatory penalties and other disciplinary actions. Lawsuits, litigations, arbitration and regulatory actions may cause us to incur substantial costs or fines, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, or materially modify or suspend our business operations, any of which could materially and adversely affect our financial condition, results of operations and business prospects.

Defending litigations or other claims against us is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. For example, we may not have kept sufficient or complete record to defend ourselves against potential claims from borrowers or platform investors who used our services. Such claims may result in liability and harm our reputation. In addition, there can be no assurance that we will be successful in the claims we pursue against delinquent borrowers or other parties. Any resulting liability, losses or expenses, or changes required to our businesses to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects. There remain uncertainties in the interpretation of PRC laws in different jurisdictions, and an adverse outcome of a single claim against us in one jurisdiction regarding our business practices may result in significant negative publicity and heightened scrutiny by regulators and courts of our business and operations across the country, or potential penalties or other regulatory actions against us. Any of such outcomes may cause significant disruptions to our operations and materially and adversely affect our results of operations and financial condition.

We may be subject to claims under consumer protection laws and regulations.

The PRC government, media outlets and public advocacy groups have been increasingly focused on consumer protection in recent years. While we have not been subject to fines or other penalties, or suffered material business or reputational harm, as a result of actual or alleged violation of consumer protection laws and regulations in the past, any customer complaints, negative media coverage and potential claims or litigations as a result of alleged violation of consumer protection laws and regulations may materially harm our reputation and have an adverse impact on our business, results of operations and financial condition. See “Regulation—PRC Regulations—Regulations Relating to Consumers Rights and Interest Protection.”

We are subject to risks related to our investment advisory business.

Some of our consolidated entities have conducted an investment advisory related business in China in the past and we are currently engaging in such a business in Singapore and Hong Kong, and we may be required to indemnify clients to whom we provide investment advisory services in events of breach of contract or default by other parties to the investment agreements as a result of our contractual obligations. If such event occurs, our business, results of operations and financial condition may be materially and adversely affected.

Our international expansion may expose us to additional risks.

While our historical operations have been focused in China, we have expanded our operations internationally in recent years. We launched our operations in Singapore in 2017 to provide multiple investment related services to clients, and we expanded into Hong Kong and Indonesia in 2019. While our income from international operations is not yet material to our company as a whole, our current or future international expansion may expose us to additional risks, including:

•	challenges associated with relying on local partners in markets that are not as familiar to us, including local joint venture partners to help us establish our business;

•	the burden of compliance with additional regulations and government authorities in a highly regulated industry;

•	potentially adverse tax consequences from operating in multiple jurisdictions;

•	complexities and difficulties in obtaining protection and enforcing our intellectual property in multiple jurisdictions;

•	increased demands on our management’s time and attention to deal with potentially unique issues arising from local circumstances; and

•	general economic and political conditions internationally.

We face competition in the retail credit facilitation and wealth management industries.

The retail credit facilitation and wealth management industries in China are becoming increasingly competitive. We compete primarily with online-only TechFin platforms backed by major internet companies, such as Ant Financial and Tencent Licaitong, and to a lesser extent with traditional financial institutions, such as banks, which are focused on retail lending or wealth management. Online-only TechFin platforms tend to compete with us in segments of the market that are more amenable to purely technological solutions and do not necessarily require strong financial expertise. Banks may compete with us or cooperate with us as funding partners or wealth management product providers. The overall fee rates charged to our borrowers are higher than those charged by commercial banks. In our wealth management business, we face competition primarily from other wealth management platforms, domestic commercial banks with an in-house sales force and private banking functions and other independent wealth management firms. Some of our larger competitors have significant financial resources to support heavy spending on sales and marketing and to provide more services to customers. We believe that our ability to compete effectively for borrowers and investors depends on many factors, including the variety of our products, user experience on our platform, effectiveness of our risk management, our partnership with third parties, our marketing and selling efforts and the strength and reputation of our brand. Furthermore, as our business continues to grow rapidly, we face significant competition for highly skilled personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and add additional highly skilled employees. Failure to compete effectively in our industry can lead to reduced income and market recognition, and result in material and adverse impact on our business, financial condition and results of operations.

As we continue to expand our business, we may enter into new business lines and offer new products or services. Development and innovation in our business may expose us to new challenges and risks, including regulation or supervision of regulatory authorities.

We may expand into new business lines as we continue to grow, and our retail credit facilitation and wealth management businesses may offer new products and services to our customers in the future. The entry into new areas of business and introduction of new products and services may have inherent and unforeseeable risks and may bring the attention of regulatory authorities. Regulatory measures may impede the conduct of our new businesses and render future innovation unsuccessful. New business operations, products and services also require significant expense and resources to attract and acquire customers, and they may fail to gain market acceptance for a variety of reasons:

•

our estimate of market demand may not be accurate so that we may not be able to launch products and services that align with and meet specific market demand, or there may not be sufficient market demand for our new business operations;

•	changes on our platform, including the introduction of new platform services and mobile application functions, may not be favorably accepted by existing users;

•	we may fail to properly assess creditworthiness of new borrowers, or accurately price new loan products;

•	negative publicity or news about our existing products and services may dissuade customers from trying new products and services;

•	we may experience delays in launching the new business operations or loan and investment products or services; and

•	our competitors may offer products and services that are more attractive.

If our current or future products and services are not sufficiently attractive to our customers, become obsolete or fail to satisfy the demands of borrowers or platform investors, we may be unable to successfully compete. Our market share may decline, and our business, financial condition and results of operations will be materially affected.

Fraudulent activities on our platform could negatively impact our operating results, brand and reputation and cause the use of our retail credit facilitation products and services to decrease.

We are subject to risks associated with fraudulent activities on our platforms as well as risks associated with handling borrower and client information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Fraudulent information including, among other things, fake identification information and fraudulent credit card transaction records and statements, could compromise the accuracy of our credit analysis and adversely affect the effectiveness of our control over our delinquency rates. See “—If our credit assessment and risk management model is flawed or ineffective, or if the data that we collect for credit analysis inaccurately reflects borrower’s creditworthiness, or if we fail or are perceived to fail to effectively manage the default risks of loans facilitated through our platform for any other reason, our business and results of operations may be adversely affected.” Third parties and our employees may also engage in fraudulent activities, such as conducting organized fraud schemes and fraudulently inducing funding partners to lend. In addition, a significant increase in high profile fraudulent activities could negatively impact our brand name and reputation, discourage funding partners, borrowers and platform investors from extending credit on or using our platform, lead to regulatory intervention, significantly divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our business, results of operations and financial condition could be materially and adversely affected.

Failure to comply with existing or future laws and regulations related to data protection or data security could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal data worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in virtually every jurisdiction in which we operate have implemented and are considering a number of legislative and regulatory proposals concerning personal data protection.

In recent years, the PRC government has tightened the regulation of the storage, sharing, use, disclosure and protection of personal data and user data, particularly personal data obtained through individuals’ use of websites and online services. Relevant PRC laws and regulations require internet service providers and other network operators, among other things, to clearly state the authorized purpose, methods and scope of the collection and usage of personal data and obtain the consent of users for the processing of this personal data, as well as to establish user information protection systems with remedial measures. The Cyber Security Law became effective in June 2017 and requires network operators to follow the principles of legitimacy in collecting and using personal information. In addition, the Personal Information Security Specification came into force in May 2018. Although the Personal Information Security Specification is not yet a mandatory regulation, it nonetheless has a key implementing role in relation to China’s Cyber Security Law in respect to protecting personal information in China. Furthermore, it is likely that the Personal Information Security Specification will be relied on by Chinese government agencies as a standard to determine whether businesses have abided by China’s data protection rules. Meanwhile, under the Personal Information Security Specification, the data controller must provide the purpose of collecting and using personal information, as well as the business functions of such purpose, and the Personal Information Security Specification requires the data controller to distinguish its core function from additional functions to ensure the data controller will only collect personal information as needed. In July 2020, the Standing Committee of the National People’s Congress released the Data Security Law (Draft) to solicit public comments. The Data Security Law (Draft) sets forth that a data classification management system based on the importance of the data should be applied, and a risk assessment system, monitoring and early warning system, and emergency disposal system related to data security should be established.

The relevant regulatory authorities in China continue to monitor the websites and apps in relation to the protection of personal data, privacy and information security, and may impose additional requirements from time to time. We believe that we have conformed our practices in line with current requirements. However, we cannot assure that our existing user information protection system and technical measures will be considered sufficient under all applicable laws and regulations. There are uncertainties as to the interpretation and application of laws in one jurisdiction which may be interpreted and applied in a manner inconsistent to another jurisdiction and may conflict with our current policies and practices or require changes to the features of our system. If we are unable to address any information protection concerns, any compromise of security that results unauthorized disclosure or transfer of personal data, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our users and clients to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

The trend of tightening regulations on protection of data security also appear in other jurisdictions. For example, in May 2018, a new data protection regime, the European Union’s General Data Protection Regulation became applicable; the General Data Protection Regulation can apply to the processing of personal data by companies outside of the European Union, including where the processing of personal data relates to the offering of goods and services to, or monitoring the behavior of, individuals in the European Union. The General Data Protection Regulation and data protection laws in other jurisdictions may apply to our processing of personal data in the future. The application of these laws to our business would impose on us more stringent compliance requirements with more significant penalties for non-compliance than PRC data protection laws and regulations, and our compliance with such requirements could require significant resources and result in substantial costs, which may materially and adversely affect our business, financial condition, results of operations and prospects.

We collect, process and store significant amounts of personal data concerning our borrowers and platform investors, as well as personal data pertaining to our business partners and employees. Compliance with applicable personal data and data security laws and regulations is a rigorous and time-intensive process. As global data protection laws and regulations increase in number and complexity, we cannot assure you that our data protection systems will be considered sufficient under all applicable laws and regulations due to factors including the uncertainty of the interpretation and implementation of these laws and regulations. Furthermore, we cannot assure you that the information we receive from our third-party data partners are obtained and transmitted to us in full compliance with relevant laws and regulations. Moreover, there could be new laws, regulations or industry standards that require us to change our business practices and privacy policies, and we may also be required to put in place additional mechanisms ensuring compliance with new data protection laws, all of which may increase our costs and materially harm our business, prospects, financial condition and results of operations. Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental entities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, result in the delayed or halted processing of personal data that we need to undertake to carry on our business, as well as the forced transfer or confiscation of certain personal data.

If we fail to protect our platform or the confidential information of our users and clients, whether due to cyber-attacks, computer viruses, physical or electronic break-in, breaches by employees and third parties or other reasons, we may be subject to liabilities imposed by relevant laws and regulations, and our reputation and business may be materially and adversely affected.

Our computer system and data storage facilities, the networks we use, the networks of other third parties with whom we interact, are potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems or security breaches. A party that is able to circumvent our security measures could misappropriate proprietary information or customer information, jeopardize the confidential nature of the information we transmit over the Internet and mobile network or cause interruptions in our operations. We or our service providers may be required to invest significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches.

In addition, we collect, store and process certain personal and other sensitive data concerning our borrowers and platform investors, which makes us a potentially vulnerable target to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because the techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may not be able to anticipate these techniques or implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system could cause confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to or sharing of confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. In addition, leakages of confidential information may be caused by third-party service providers or business partners. If security measures are breached because of third-party action, employee misconduct or error, failure in information security management, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users and clients could be severely damaged, we may become susceptible to future claims if our users and clients suffer damages, and could incur significant liability, and our business and operations could be adversely affected.

We are subject to governmental regulation and other legal obligations related to the protection of personal data, privacy and information security in the regions where we do business, and there has been and may continue to be a significant increase in such laws that restrict or control the use of personal data. See “—Failure to comply with existing or future laws and regulations related to data protection or data security could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.”

Our business, financial condition, results of operations and prospects may be adversely affected as a result of our failure to protect or promote our brand and reputation, or negative media coverage of our industry or our principal shareholders.

Our reputation and brand recognition plays an important role in earning and maintaining the trust and confidence of our existing and potential borrowers, platform investors, funding partners and product providers. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by borrowers, users or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of products and services available on our platform may not be the same as or better than those of other retail credit facilitation and wealth management platforms can also damage our reputation. Moreover, any negative media publicity about the retail credit facilitation and wealth management industries in general or product or service quality problems of other platforms in the industries, including our competitors, may also negatively impact our reputation and brand. In addition, Ping An Group, one of our principal shareholders, may from time to time be subject to negative media coverage. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain users, clients, third-party partners and key employees could be harmed and, as a result, our business and income would be materially and adversely affected.

We have extensive cooperation with Ping An Group in our business. If such cooperation is subject to any change or if Ping An Group cannot continue to support us, our business, financial performance and results of operations may be adversely affected.

We have extensive history and business relationships with Ping An Group. Our strategic partnership with Ping An Group has contributed to our growth significantly. We provided a number of services, including loan account management, wealth management product facilitation, technology support and other services, to Ping An Group in 2017, 2018 and 2019 and the six months ended June 30, 2020. Ping An Group also provided us with technology support, payment, custodian, customer acquisition and other services during the same periods. See “Related Party Transactions—Transactions with Ping An Group.”

There can be no assurance that Ping An Group will maintain its influence over us or will continue to support our business. If our relationship with Ping An Group deteriorates and we are no longer able to access Ping An Group’s services or continue to provide our services to them, we may not be able to continue certain of our business lines, which may have significant adverse impact on our business and results of operations. If entities within Ping An Group who serve as our business partners and suppliers modify their fee structures or otherwise change their cooperation model with us, our business, results of operations and financial condition may be adversely affected. We may also face competition in a number of areas, including innovations in our businesses, which may be replicated quickly by our competitors, including members of Ping An Group. Such competition may adversely affect our competitive position and business prospects.

Ping An Group has considerable influence over us and our affairs and strategy and some of their interests may not be aligned with the interests of our other shareholders.

Ping An Group is one of our principal shareholders. Prior to this offering, Ping An Group, through An Ke Technology Company Limited and China Ping An Insurance Overseas (Holdings) Limited, beneficially owns 42.3% of our ordinary shares. The total of all the ordinary shares beneficially owned by Ping An Group, through An Ke Technology Company Limited and China Ping An Insurance Overseas (Holdings) Limited, will be         % of our ordinary shares immediately following this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs and taking into account the conversion of all outstanding Automatically Convertible Notes upon the closing of this offering but excluding any ordinary shares that may be issued upon the conversion of any outstanding Optionally Convertible Notes as described in “Description of Share Capital— History of Securities Issuances.” As a result, Ping An Group exerts considerable influence on our board of directors and management. They will continue to have considerable influence over our corporate affairs after this offering, including significant corporate actions such as mergers, consolidations, election of directors and amending our constitutional documents. When exercising its rights as our shareholder, Ping An Group may take into account not only the interests of our company and our other shareholders but also its own interests, the interests of its shareholders and the interests of its other affiliates. The interests of our company and our other shareholders may conflict with the interests of Ping An Group and its shareholders and other affiliates. These types of conflicts may result in our losing business opportunities, including opportunities to enter into lines of business that may directly or indirectly compete with those pursued by Ping An Group or the companies within its ecosystem, and will limit your ability to influence corporate matters and may discourage, delay or prevent potential merger, takeover or other change of control transactions, which could have the effect of depriving holders of our ADSs of the opportunity to sell their ADSs at a premium over the prevailing market price.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first half of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

If we are unable to provide a high-quality customer experience, our reputation and business may be materially and adversely affected.

The success of both of our retail credit facilitation and wealth management businesses largely depends on our ability to provide a high-quality customer experience, which in turn depends on factors such as our ability to provide a reliable and easy-to-use customer interface for our users, our ability to further improve and streamline our service process and our ability to continue to make available products and services at competitively low costs or high returns for our borrowers and platform investors. If borrowers and platform investors are not satisfied with our services, or if our system is severely interrupted or otherwise fails to meet their demand, our reputation could be adversely affected and we could fail to maintain user loyalty.

Our ability to provide high-quality customer experience also depends on the quality of the products and services provided by our business partners, such as third-party product providers who provide the wealth management products on our platform, service providers who maintain our security systems and ensure confidentiality and security, and other third-party partners and service providers over which we have limited or no control. In the event that a user is dissatisfied with the quality of the products and services provided by our business partners, we have limited means to directly make improvements in response to customer complaints, and our business, reputation, financial performance and prospects could be materially and adversely affected.

Furthermore, we depend on our customer service hotlines and online customer service centers to provide certain services to our users. If our customer service representatives fail to provide satisfactory services, or if waiting time is too long due to the high volume of calls from users at peak times, our brands and user loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brands and reputation and in turn cause us to lose users and market share. As a result, if we are unable to continue to maintain or enhance our user experience and provide a high quality customer service, we may not be able to retain borrowers and platform investors or attract prospective borrowers and platform investors, which could have a material adverse effect on our business, financial condition and results of operations.

Our success and future growth depend significantly on our marketing efforts, and if we are unable to promote and maintain our brands in an effective and cost-efficient way, our business and financial results may be harmed.

Our brand and reputation are integral to our acquisition of borrowers, investors, funding partners and product providers. We intend to invest in marketing and brand promoting efforts, especially in connection with the growth of our multi-channel platform and introduction of new loan products and investment products. Our marketing channels include traditional marketing media, social media, word of mouth and channel partners. If our current marketing efforts and channels are less effective or inaccessible to us, or if the cost of such channels significantly increases or we cannot penetrate the market with new channels, we may not be able to promote and maintain our brands and reputation to maintain or grow the existing app user base.

Our efforts to build our brands have caused us to incur significant expenses. For the years ended December 31, 2017, 2018 and 2019 and six months ended June 30, 2020, our sales and marketing expenses reached RMB7.5 billion, RMB10.8 billion and RMB14.9 billion (US$2.1 billion) and RMB8.6 billion (US$1.2 billion), respectively. It is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased income in the immediate future or at all and, even if they do, any increases in income may not offset the expenses incurred. If we are unable to promote and maintain our brands and reputation in a cost-efficient manner, our market share could diminish or we could experience a lower growth rate than we anticipated, which would harm our business, financial condition and results of operations.

We may not be able to prevent others from making unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our software registrations, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others, to protect our proprietary rights. See “Business—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. For example, we regularly file applications to register our trademarks in China, but these applications may not be timely or successful and may be challenged by third parties. Meanwhile, intellectual property rights and confidentiality protections in China may not be as effective as those in the U.S. or other countries for many reasons, including lack of procedural rules for discovery and evidence, and low damage awards. Implementation and enforcement of China intellectual property laws have historically been deficient and ineffective. As a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our income and competitive position. In addition, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business have not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. From time to time in the future, we may be subject to legal proceedings, claims or penalties relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by the products and services available on our platform or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability and penalties for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

If we fail to effectively manage our growth, our business and operating results could be harmed.

We continue to experience rapid growth in our business and operations, which will continue to place significant demands on our management, operational and financial resources. We may encounter difficulties as we expand our operations, data and technology, sales and marketing, and general and administrative capabilities. We expect our expenses to continue to increase in the future as we expand our products and service offerings, increase our sales and market efforts and enhance our technology infrastructure. Continued growth could also strain our ability to maintain the quality and reliability of our platform and services, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our income, and our expenses may be greater than we anticipate. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition could be harmed.

Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of the software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for use. Errors or other design defects within the software on which we rely may result in a negative experience for users and our funding and other business partners, delay introductions of new features or enhancements, result in errors or compromise our ability to protect data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of users or financial service provider partners or liability for damages, any of which could adversely affect our business, results of operations and financial conditions.

Any significant disruption in service on our platform or in our computer systems, including events beyond our control, could reduce the attractiveness of our platform, services and solutions and result in a loss of users or financial service provider partners.

In the event of a system outage and physical data loss, the performance of our platform, services and solutions would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform, services and solutions and the technology infrastructure that underlies them are critical to our operations and reputation and our ability to retain existing and attract new users and partners. Much of our system hardware is hosted in leased facilities located in Shanghai, Shenzhen and Hebei that are operated by our IT staff. We also maintain a real-time backup system and a remote backup system at separate facilities also located in Shanghai, Shenzhen and Hebei. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or other attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our facilities, we could experience interruptions and delays in our service and may incur additional expense in arranging new facilities.

Any interruptions or delays in the availability of our platform or solutions, whether accidental or willful, and whether as a result of our own or third-party error, natural disasters or security breaches, could harm our reputation and our relationships with users and partners. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage, and such recovery may take a prolonged period of time. These factors could damage our brand and reputation, divert our employees’ attention and subject us to liability, any of which could adversely affect our business, financial condition and results of operations.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our financial performance may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Our services depend on the effective use of mobile operating systems and the efficient distribution through mobile application stores, which we do not control.

Our platform is available through our mobile apps. It is difficult to predict the problems we may encounter in developing mobile apps for newly released devices and mobile operating systems, and we may need to devote significant resources to the development, support and maintenance of such apps. We are dependent on the interoperability of providing our services on popular mobile operating systems that we do not control, such as Android and iOS, and any changes in such systems that degrade the accessibility of our services or give preferential treatment to competing products and services could adversely affect the usability of our services on mobile devices. In addition, we rely upon third-party mobile app stores for users to download our mobile apps. Consequently, the promotion, distribution and operation of our mobile apps are subject to app stores’ standard terms and policies for application developers. Our future growth and results of operations could suffer if it is difficult for our users to access and utilize our services on their mobile devices.

We may be subject to domestic and overseas anti-money laundering and anti-terrorist financing laws and regulations and any failure by us, funding partners or payment agents to comply with such laws and regulations could damage our reputation, expose us to significant penalties, and decrease our income and profitability.

Our platform is subject to anti-money laundering and anti-terrorist laws and regulations in PRC and other jurisdictions where we operate. We have implemented various policies and procedures in compliance with all applicable anti-money laundering and anti-terrorist financing laws and regulations, including internal controls and KYC procedures, for preventing money laundering and terrorist financing. In addition, we rely on our funding partners and payment agents, in particular banks and online payment companies that handle the transfer of funds from funding partners to the borrowers, to have their own appropriate anti-money laundering policies and procedures. Certain of our funding partners, including banks, are subject to domestic and overseas anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the People’s Bank of China, the Hong Kong Monetary Authority, the Monetary Authority of Singapore or the Indonesia Financial Services Authority.

We have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, our policies and procedures may not be completely effective in preventing other parties from using us, any of our users, clients or third-party partners as a conduit for money laundering (including illegal cash operations), terrorist financing or sanctioned activities without our knowledge. If we were to be associated with money laundering (including illegal cash operations), terrorist financing or sanctioned activities, our reputation could suffer and we could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. In addition, the laws and regulations on anti-money laundering and anti-terrorist financing might be tightened in the future, which may impose more obligations on us and our users, clients and third-party partners. Even if we, our users, clients and business partners comply with the applicable domestic and overseas anti-money laundering laws and regulations, we may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that arises from any failure of other retail credit facilitation and wealth management platforms to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established, and negatively impact our financial condition and results of operations.

We may need additional capital to accomplish our business objectives, pursue business opportunities and maintain and expand our business, and financing may not be available on terms acceptable to us, or at all.

Historically, we have issued equity and convertible debt securities to support the growth of our business. As we intend to continue to make investments to support the growth of our business, we may require additional capital to accomplish our business objectives and pursue business opportunities, and maintain and expand our business, including developing new products and services, further enhancing our risk management capabilities, increasing our marketing expenditures to improve brand awareness, enhancing our operating infrastructure, acquiring complementary businesses and technologies, obtaining necessary approvals, licenses or permits and pursuing international expansion.

We anticipate that the net proceeds we receive from this offering, together with our current cash, cash provided by operating activities and funds available through our bank loans and credit facilities, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may also have rights, preferences or privileges senior to those of existing shareholders.

We may be subject to requirements on capital adequacy, which may make it difficult for us to operate our sustainable capital-light business model.

Though the online financial service industry is not currently subject to requirements on capital adequacy at the same level of stringency as the traditional financial service industry, the regulatory authorities in China may require that companies in the online financial service industry follow capital adequacy requirements in the future. We currently operate our business through a capital-light business model. If we are required to follow any capital adequacy requirements, we may need to increase our capital and raise new funds, which may make it difficult for us to continue to operate our capital-light business model, increase our cost of capital, and dilute your equity investment in us.

In addition, our business growth and our financial performance may be adversely affected if we could not meet the capital requirements on our subsidiaries engaging in microloan, financing guarantee and consumer finance businesses set by of PRC laws and regulations, such as the capital requirement on limited liability microloan companies in Shenzhen. See “—Our business is subject to laws, regulation, and supervision by national, provincial and local government and judicial authorities, industry associations and other regulatory bodies. The laws, regulations and official guidance relating to our business are complex, evolving rapidly and may be subject to further changes. Non-compliance with any existing or new regulation may result in penalties, limitations and prohibitions on our business activities, and we have been modifying and may need to continue to modify our business operations in response to changes in laws and regulations.”

We continually evaluate and consummate strategic investments, acquisitions and strategic alliances and investments, which could be difficult to integrate and could require significant management attention, disrupt our business and adversely affect our financial results if such investment fails to meet our expectations.

We evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our platforms and better serve borrowers, platform investors, funding partners and wealth management product providers. If we fail to identify or secure suitable acquisition and business partnership opportunities or our competitors capitalize on such opportunities before we do, it could impair our ability to compete with our competitors and adversely affect our growth prospects and results of operations.

Even if we are able to identify an attractive business opportunity, we may not be able to successfully consummate the transaction or may need to compete with other participants. In addition, investments or acquisitions may be subject to PRC and overseas regulation and supervision, and might be vetoed by regulatory agencies. Even if we do consummate such transactions, they may not be successful. They may not benefit our business strategy or generate sufficient income to offset the associated acquisition costs.

In addition, strategic investments and acquisitions will involve risks commonly encountered in business relationships. If we fail to properly evaluate and manage the risks, our business and prospects may be seriously harmed and the value of your investment may decline. Such risks include:

•	difficulties in assimilating and integrating the operation, personnel, systems, data, technologies, products and services of the acquired business;

•	inability of the acquired technologies, products or businesses to achieve expected levels of income, profitability, productivity or other benefits;

•	difficulties in retaining, training, motivating and integrating key personnel;

•	diversion of management’s time and resources from our normal daily operations and potential disruptions to our ongoing business;

•	difficulties in successfully incorporating licensed or acquired technology and rights into our platform;

•	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organization;

•	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

•	risks of entering markets in which we have limited or no prior experience;

•	regulatory risks, including remaining in good standing with existing regulatory bodies or being subject to new regulators with oversight over an acquired business;

•	assumption of contractual obligations that contain terms that are not beneficial to us;

•

liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities, labor disputes, regulatory actions and penalties and other known and unknown liabilities; and

•	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Generally, our business experiences transaction volume growth before the Chinese Spring Festival and interest and service fee growth one month after the Chinese Spring Festival. This is primarily due to the increase of the borrowing demands of our customers for the Chinese Spring Festival. As a result, our operations and financial performance during these periods might not be indicative of the full year’s results. Our quarterly operational results, including the levels of our income, expenses and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our relatively limited operating history.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. While we have provided incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may not be able to enforce them at all.

We compete for skilled and quality employees, and failure to attract and retain them may adversely affect our business and prevent us from achieving our intended level of growth.

We believe our success depends on the efforts and talent of our employees, including sales and marketing, technology and product development, risk management, operation management and finance personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled sales, technical, risk management, operation management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and resources in the training of our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve users and clients could diminish, resulting in a material adverse effect to our business.

If labor costs in the PRC increase substantially, our business and costs of operations may be adversely affected.

The Chinese economy has experienced inflation and labor cost increases in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Average wages are projected to continue to increase. For the years ended December 31, 2017, 2018 and 2019 and six months ended June 30, 2020, our employee benefit expenses reached RMB7.9 billion, RMB10.1 billion, RMB12.4 billion (US$1.7 billion) and RMB7.6 billion (US$1.1 billion), respectively. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs, our financial condition and results of operations may be adversely affected.

Certain of our leased properties may have defective titles and we may be forced to relocate certain of our operations, which could result in disruptions to our business.

We operated our businesses primarily in leased properties in Shenzhen, Shanghai, Chongqing and other cities in China. With respect to a portion of such leased properties, the lessors failed to provide title certificates evidencing property ownership of these lessors. According to PRC laws and regulations, where a landlord lacks title evidence or rights to lease, the relevant lease contracts may be terminated or deemed unenforceable under PRC laws and regulations, and may also be subject to challenge by third parties. Moreover, a small portion of the leased properties are mortgaged by the lessors. In case the mortgagees enforce the mortgage, we may not be able to continue using our leased properties. In addition, a portion of our lease contracts have not been registered with the relevant regulatory authorities. According to PRC laws and regulations, failure to register lease contracts will not affect their effectiveness. However, landlords and tenants may be subject to administrative fines for such failure. We and our lessors are required to comply with various laws and regulations to enable them to lease effective titles of their properties for our use. Their failure to do so may lead to the invalidation or termination of our leases by authorities, and therefore may adversely affect our ability to use the leased properties.

As of the date of this prospectus, we are not aware of any material action, claim or investigation being conducted or threatened by the relevant regulatory authorities with respect to defects in our leased contracts or leased properties. However, we cannot assure you that such defects will be cured in a timely manner, or at all. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects. Moreover, if our lease contracts are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We maintain various insurance policies to safeguard against risks and unexpected events. Additionally, we provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. However, as the insurance industry in China is still evolving, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in China, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We are exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2019, we and our independent registered public accounting firm have not identified any material weakness in our internal control over financial reporting as of December 31, 2019 in accordance with the standards established by the Public Company Accounting Oversight Board of the United States. However, we cannot assure you that we will not identify material weaknesses in the future.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting and that our independent registered public accounting firm attest to and report on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We face risks related to natural disasters and health epidemics.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns affecting the PRC, and particularly Shanghai. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as adversely affecting our ability to operate our platforms and provide services and solutions. Our business could also be adversely affected if our employees are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters are located in Shanghai, where most of our directors and management and the majority of our employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Shanghai, Shenzhen and Hebei. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shanghai, Shenzhen or Hebei, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

PRC laws and regulations impose restrictions on foreign ownership and investment in certain internet-based businesses. We are an exempted company incorporated in the Cayman Islands and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws, regulations and regulatory requirements, we set up a series of contractual arrangements entered into among some of our PRC subsidiaries, consolidated affiliated entities, and their shareholders to conduct some of our operations in China. For a detailed description of these contractual arrangements, see “Corporate History and Structure—Contractual Arrangements with Our Principal Consolidated Affiliated Entities.” As a result of these contractual arrangements, we exert control over our consolidated affiliated entities and their subsidiaries and consolidate their operating results in our financial statements under IFRS.

In the opinion of our PRC counsel, Haiwen & Partners, (i) the ownership structures of our consolidated affiliated entities and our wholly foreign-owned enterprises, or WFOEs, currently do not result in violation of PRC laws and regulations currently in effect; and (ii) except for certain clauses regarding the remedies or reliefs that may be awarded by an arbitration tribunal and the power of courts to grant interim remedies in support of the arbitration and winding-up and liquidation arrangements, the agreements under the contractual arrangements between our WFOEs, our consolidated affiliated entities and their shareholders governed by PRC law are valid, binding and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not result in violation of PRC laws or regulations currently in effect. See “—We conduct a part of our business operations in the PRC through our consolidated affiliated entities and their subsidiaries by way of our contractual arrangements, but certain of the terms of our contractual arrangements may not be enforceable under PRC laws.” However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC regulatory authorities may take a view contrary to or otherwise different from the opinion of our PRC legal counsel stated above. It is also uncertain whether any new PRC laws, regulations or interpretations relating to consolidated affiliated entity structure will be adopted or if adopted, what they would provide. If we or our consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	imposing fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	discontinuing or placing restrictions or onerous conditions on our operations;

•	placing restrictions on our right to collect income;

•	shutting down our servers or blocking our app/websites;

•	requiring us to restructure our ownership structure or operations;

•

restricting or prohibiting our use of the proceeds from this offering or other of our financing activities to finance the business and operations of our consolidated affiliated entities and their subsidiaries;

•	imposing conditions or requirements with which we may not be able to comply; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could cause disruption to some of our business operations and damage our reputation, which would in turn have an adverse effect on our financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our consolidated affiliated entities in China that most significantly impact its economic performance, and/or our failure to receive the economic benefits and residual returns from our consolidated affiliated entities, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of our consolidated affiliated entities in our consolidated financial statements in accordance with IFRS. It is also uncertain whether any new PRC laws, regulations or rules relating to such contractual arrangements will be adopted or if adopted, what they would provide. In particular, in March 2019, the National People’s Congress, or

the NPC, passed the PRC Foreign Investment Law, which became effective as of January 1, 2020. For the effect of the PRC Foreign Investment Law on us, see “—Our current corporate structure and part of our business operations may be affected by the newly enacted Foreign Investment Law.”

The contractual arrangements with our consolidated affiliated entities and their shareholders may not be as effective as direct ownership in providing operational control or enabling us to derive economic benefits.

We have relied and expect to continue to rely on the contractual arrangements with our consolidated affiliated entities and their shareholders to operate our business in areas where foreign ownership is restricted. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over our consolidated affiliated entities. For example, our consolidated affiliated entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of our consolidated affiliated entities in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our consolidated affiliated entities in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our consolidated affiliated entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our consolidated affiliated entities and their shareholders of their obligations under the contracts to exercise control over our consolidated affiliated entities. The shareholders of our consolidated affiliated entities may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system.

Any failure by our consolidated affiliated entities or their shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business.

If our consolidated affiliated entities or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of our consolidated affiliated entities or our consolidated affiliated entities were to refuse to transfer their equity interests in or assets of our consolidated affiliated entities to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. These arbitration provisions relate to claims arising from the contractual relationship created by the VIE agreements, rather than claims under U.S. federal securities laws, and they do not prevent our shareholders or ADS holders from pursuing claims under U.S. federal securities laws in the United States. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties generally cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be negatively affected.

The shareholders of our consolidated affiliated entities may have actual or potential conflicts of interest with us, which may adversely affect our business and financial condition.

The shareholders of our consolidated affiliated entities may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our consolidated affiliated entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our consolidated affiliated entities, which would have an adverse effect on our ability to effectively control our consolidated affiliated entities and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our consolidated affiliated entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive equity interest option agreements and exclusive asset option agreements with the consolidated affiliated entities and their shareholders to request them to transfer all of their equity interests in or assets of the consolidated affiliated entities to PRC entities or individuals designated by us, to the extent permitted by PRC law. The shareholders of our consolidated affiliated entities have executed powers of attorney to appoint our WFOEs or a person designated by WFOEs to vote on their behalf and exercise voting rights as shareholders of our consolidated affiliated entities. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our consolidated affiliated entities, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to uncertainty as to the outcome of any such legal proceedings.

The indirect shareholders of our consolidated affiliated entities may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our consolidated affiliated entities and the validity or enforceability of our contractual arrangements with our consolidated affiliated entities and their shareholders. For example, in the event that any of the individual shareholders who indirectly holds any equity interests in some of our consolidated affiliated entities divorces his or her spouse, the spouse may claim that the equity interest of the consolidated affiliated entities held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be indirectly held by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over those consolidated affiliated entities by us. Similarly, if any of the equity interests of some of our consolidated affiliated entities is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the consolidated affiliated entities or have to maintain such control by incurring unpredictable costs, which could cause disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) the spouses of some of the indirect shareholders of some of our consolidated affiliated entities has respectively executed a spousal consent letter, under which each spouse agrees that he/she will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) the consolidated affiliated entities and their shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of our WFOEs or their subsidiaries, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to uncertainties as to the outcome of any such legal proceedings.

We conduct a part of our business operations in the PRC through our consolidated affiliated entities and their subsidiaries by way of our contractual arrangements, but certain of the terms of our contractual arrangements may not be enforceable under PRC laws.

All the agreements that constitute our contractual arrangements with our consolidated affiliated entities, their respective subsidiaries and shareholders are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC laws, and disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions and uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. If we are unable to enforce the contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing them, it would be very difficult to exert effective control over our consolidated affiliated entities and their subsidiaries, and our ability to conduct a part of our business and our financial condition and results of operations may be adversely affected.

The contractual arrangements contain provisions to the effect that the arbitral body specified in them may award remedies over the equity interest, assets or properties of our consolidated affiliated entities, their subsidiaries, and/or shareholders; provide compulsory relief (for example, for the conduct of business or to compel the transfer of assets); or order the winding-up of our consolidated affiliated entities, their subsidiaries, and/or shareholders. These agreements also contain provisions to the effect that courts of competent jurisdiction are empowered to grant interim relief to a party when requested, for the purpose of preserving the assets and properties, or grant enforcement measures, subject to the requirements under PRC laws. However, under PRC laws, these terms may not be enforceable. Under PRC laws, an arbitral body does not have the power to grant injunctive relief or to issue a provisional or final liquidation order for the purpose of protecting the assets of or equity interest in our consolidated affiliated entities in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as the United States and the Cayman Islands may not be recognizable or enforceable in the PRC. PRC laws may allow the arbitral body to grant an award of transfer of assets of or equity interests in our consolidated affiliated entities in favor of an aggrieved party.

Furthermore, the contractual arrangements provide that (i) in the event of a mandatory liquidation required by PRC laws, our consolidated affiliated entities will sell all of their assets to the extent permitted by PRC law to our WFOEs, respectively, or the entity designated by them, at the lowest price permitted under applicable PRC laws; and (ii) our consolidated affiliated entities or their respective shareholders will pay to our WFOEs, or the entity designated by them any payments they receive from such transaction, and any profits arising from such a transaction shall be paid to our WFOEs, or the entity designated by them in satisfaction of the service fees under the exclusive business cooperation agreements. These provisions may not be enforceable under PRC laws in the event of a mandatory liquidation required by PRC laws or bankruptcy liquidation.

Therefore, in the event of a breach of any agreements constituting the contractual arrangements by the consolidated affiliated entities, their respective subsidiaries and/or shareholders, we may not be able to exert effective control over our consolidated affiliated entities due to the inability to enforce the contractual arrangements, which could adversely affect our ability to conduct a part of our business.

There may be an impact on our company if our contractual arrangements with our consolidated affiliated entities, their respective subsidiaries and shareholders are not treated as domestic investment.

If the operation of our businesses conducted through our consolidated affiliated entities is subject to any restrictions pursuant to the Special Administrative Measures for Foreign Investment Access (Negative List 2020) jointly promulgated by the Ministry of Commerce and the NDRC, or the 2020 Negative List, or any successor regulations, and the contractual arrangements are not treated as domestic investment, the contractual arrangements may be regarded as invalid and illegal. If this were to occur, we would not be able to operate the relevant businesses through the contractual arrangements and would lose our rights to receive the economic benefits of the consolidated affiliated entities. As a result, we would no longer consolidate the financial results of the consolidated affiliated entities into our financial results and we would have to derecognize their assets and liabilities according to the relevant accounting standards. If we do not receive any compensation, we would recognize an investment loss as a result of such derecognition.

Contractual arrangements in relation to our consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our consolidated affiliated entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our consolidated affiliated entities were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our consolidated affiliated entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our consolidated affiliated entities for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our consolidated affiliated entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

Our current corporate structure and part of our business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, substantially uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether consolidated affiliated entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with. Therefore, there is no guarantee that our contractual arrangements, the business of our consolidated affiliated entities and our financial conditions will not be materially and adversely affected.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by the Ministry of Commerce and the NDRC and took effect in July 2020. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over our consolidated affiliated entities through contractual arrangements are deemed as foreign investment in the future, and any business of our consolidated affiliated entities is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our consolidated affiliated entities may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have an adverse effect on our business operation. If our company no longer has a sustainable business after an unwinding or disposal or when such requirements are not complied with, the SEC, and/or the NYSE may take enforcement actions against us, which may have a material adverse effect on the trading of our shares or even result in delisting our company.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and part of our business operations.

We may lose the ability to use and enjoy assets held by our consolidated affiliated entities that are critical to the operation of our business if our consolidated affiliated entities declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Our consolidated affiliated entities hold certain assets that may be critical to the operation of part of our business. If the shareholders of our consolidated affiliated entities breach the contractual arrangements and voluntarily liquidate the consolidated affiliated entities or their subsidiaries, or if our consolidated affiliated entities or their subsidiaries declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some of our business activities, which could adversely affect our business, financial condition and results of operations. In addition, if our consolidated affiliated entities or their subsidiaries undergo involuntary liquidation proceedings, third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate part of our business, which could adversely affect our business, financial condition and results of operations.

If we exercise the option to acquire equity interest of the consolidated affiliated entities, the equity interest transfer may subject us to certain limitations and substantial costs.

Pursuant to the contractual arrangements, our WFOEs or their subsidiaries have the irrevocable and exclusive right to purchase all or any part of the relevant equity interests in our consolidated affiliated entities from our consolidated affiliated entities’ shareholders at any time and from time to time in their absolute discretion to the extent permitted by PRC laws. This equity transfer may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as the Ministry of Commerce, the MIIT, the State Administration for Market Regulation, and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. The equity transfer price to be received by our consolidated affiliated entities under the contractual arrangements may also be subject to enterprise income tax, and these amounts could be substantial.

In addition, the main foreign investor who invests in a value-added telecommunications business in the PRC must be qualified and have prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas. Currently no applicable PRC laws or regulations provide clear guidance or interpretation on these requirements. If PRC laws change to allow foreign investors to invest in value-added telecommunications enterprises in the PRC, we may be unable to unwind our contractual arrangements with the consolidated affiliated entities or their shareholders before we are able to comply with these and other requirements.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be affected to a significant degree by political, economic and social conditions in China generally.

The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned or controlled by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020 is likely to be severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

In particular, PRC laws and regulations concerning the internet-related industries and financial services industry are developing and evolving. Although we have taken measures to comply with the laws and regulations applicable to our business operations and to avoid conducting any non-compliant activities under these laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating internet-related and financial services industries. We cannot assure you that our business operations would not be deemed to violate any such new PRC laws or regulations. Moreover, developments in the internet-related industries and financial services industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies, which in turn may limit or restrict us, and could materially and adversely affect our business and operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies operating in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over our consolidated affiliated entities. Such corporate structure may subject us to sanctions and compromise the enforceability of related contractual arrangements, which may result in significant disruption to our business.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT and the Ministry of Public Security). The primary role of the State Internet Information Office is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it may levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our business or impose restrictions on the affected portion of our business. Any of these actions may have a material adverse effect on our business and results of operations. For details on PRC regulations which may affect our business, see “Regulation—PRC Regulations.”

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands. However, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and many of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management named in the prospectus inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in China.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, entities or individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our ADSs and This Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, which was issued by the State Administration of Taxation on April 22, 2009 and further amended on December 29, 2018, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders (including our ADS holders) that are non-resident enterprises, subject to any reduction set forth in applicable tax treaties. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country or area of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of past or future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Bulletin 7, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

If our preferential tax treatments and government subsidies are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

The Chinese government has provided various tax incentives to our PRC subsidiary, primarily in the form of reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. In addition, certain of our PRC subsidiaries enjoy local government subsidies. Any increase in the enterprise income tax rate applicable to our PRC subsidiary in China, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by our PRC subsidiary in China, could adversely affect our business, financial condition and results of operations.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. With respect to the underpaid employee benefits, we may be required to complete registrations, make up the contributions for these plans as well as to pay late fees and fines. With respect to the under-withheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected. We may also be subject to regulatory investigations and other penalties if our other employment practices are deemed to be in violation of relevant PRC laws and regulations.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may subject us to penalties or liabilities.

The PRC Labor Contract Law, which was enacted in 2008 and amended in 2012, introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign a non-fixed term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have non-fixed term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

These laws and regulations designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for acquisition of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce of the PRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. In addition, the security review rules issued by the Ministry of Commerce and became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merger or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the Ministry of Commerce. The application and interpretations of M&A Rules are still uncertain, and there is possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain approval of the Ministry of Commerce for our completed or ongoing mergers and acquisitions. There is no assurance that we can obtain such approval from the Ministry of Commerce for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

The M&A Rules, which were adopted in 2006 by six PRC regulatory agencies and amended in 2009, including the China Securities Regulatory Commission, or the CSRC, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that were formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing and trading of their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain how long it will take us to obtain the approval and whether we will obtain the approval.

Our PRC counsel, Haiwen & Partners, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to obtain the aforesaid approval of the listing and trading of our ADSs on the NYSE in the context of this offering because (i) we did not establish our PRC subsidiaries by merger with or acquisition of PRC domestic companies using equities as consideration as defined in the M&A Rules; and (ii) no explicit provision in the M&A Rules classifies the respective contractual arrangements as a type of acquisition transaction falling under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel does, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, restrict or prohibit the payments or remittance of dividends by our PRC subsidiaries, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws. In addition, any failure to comply with PRC regulations with respect to registration requirements for offshore financing may subject us to legal or administrative sanctions.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made, prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies are required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update its previously filed SAFE registration, to reflect any material change involving its round-trip investment. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiary of that offshore parent company may be restricted from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be restricted from injecting additional capital into its PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions, including (i) the requirement by SAFE to return the foreign exchange remitted overseas or into the PRC within a period of time specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas or into PRC and deemed to have been evasive or illegal and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive or illegal.

We are committed to complying with and to ensuring that our shareholders who are subject to these regulations will comply with the SAFE rules and regulations. However, due to the inherent uncertainty in the implementation of the regulatory requirements by the PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. In addition, we may not always be able to compel them to comply with SAFE Circular 37 or other related regulations. We cannot assure you that SAFE or its local branches will not release explicit requirements or interpret the PRC laws and regulations otherwise. We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules in a timely manner.

Because there is uncertainty concerning the reconciliation of these foreign exchange regulations with other approval requirements, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the governmental authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

In addition, our offshore financing activities, such as the issuance of foreign debt, are also subject to PRC laws and regulations. In accordance with such laws and regulations, we may be required to complete filing and registration with the National Development and Reform Commission prior to such activities. Failure to comply with the requirements may result in administrative meeting, warning, notification and other regulatory penalties and sanctions.

We may be materially adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the PRC overseas investment regulations.

On December 26, 2017, the National Development and Reform Commission promulgated the Administrative Measures on Overseas Investments, which took effect as of March 1, 2018. According to this regulation, nonsensitive overseas investment projects are subject to record-filing requirements with the local branch of the NDRC. On September 6, 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve nonsensitive countries and regions and nonsensitive industries are subject to record-filing requirements with a local branch of Ministry of Commerce. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by the State Administration of Foreign Exchange, or SAFE, on July 13, 2009 and took effect on August 1, 2009, PRC enterprises must register for overseas direct investment with a local SAFE branch.

We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC entities, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC entities will comply with our request to complete the overseas direct investment procedures under the aforementioned regulations or other related rules in a timely manner, or at all. If they fail to complete the filings or registrations required by the overseas direct investment regulations, the authorities may order them to suspend or cease the implementation of such investment and make corrections within a specified time, which may adversely affect our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options and/or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options and/or restricted shares with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services of any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiary, which is a foreign-owned enterprise, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. Some of our subsidiaries are required to allocate general risk reserves prior to the distribution of dividends.

Our PRC subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiary to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs.

Under the Enterprise Income Tax Law and its implementation rules, PRC withholding tax at a rate of 10% is generally applicable to dividends from PRC sources paid to investors that are resident enterprises outside of China and that do not have an establishment or place of business in China, or that have an establishment or place of business in China if the income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such investors is subject to 10% PRC income tax if this gain is regarded as income derived from sources within China. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by these investors on the transfer of shares are generally subject to 20% PRC income tax. Any such PRC tax liability may be reduced by the provisions of an applicable tax treaty.

Although substantially all of our business operations are in China, it is unclear whether the dividends we pay with respect to our shares or ADSs, or the gains realized from the transfer of our shares or ADSs, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-resident investors, the value of your investment in our ADSs may be materially and adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under these tax treaties or arrangements.

In addition, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and China, if a Hong Kong resident enterprise owns more than 25% of the equity interest of a PRC company at all times during the twelve-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on the dividend is reduced to 5%, provided that certain other conditions and requirements are satisfied at the discretion of the PRC tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, issued in 2009 by the State Administration of Taxation, if the PRC tax authorities determine, in their discretion, that a company benefits from the reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the PRC tax authorities may adjust the preferential tax treatment. If our Hong Kong subsidiaries are determined by PRC government authorities as receiving benefits from reduced income tax rates due to a structure or arrangement that is primarily tax-driven, the dividends paid by our PRC subsidiaries to our Hong Kong subsidiaries will be taxed at a higher rate, which will have a material adverse effect on our financial performance.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and our consolidated affiliated entities in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary, our consolidated affiliated entities and its subsidiaries. We may make loans to our PRC subsidiary, our consolidated affiliated entities and its subsidiaries, or we may make additional capital contributions to our PRC subsidiary, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these ways are subject to PRC regulations and approvals or registration. For example, loans by us to our wholly owned PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to registration with the State Administration for Market Regulation or its local branch, reporting of foreign investment information with the PRC Ministry of Commerce, or registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to our consolidated affiliated entities, which is a PRC domestic company. Further, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in certain businesses.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 25, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans to our PRC subsidiary or consolidated affiliated entities or future capital contributions by us to our PRC subsidiary. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiary or consolidated affiliated entities when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Substantially all of our income and expenses are denominated in Renminbi and our reporting currency is Renminbi. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our income in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements payable outside of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company without prior approval of SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and Consolidated affiliated entity to pay any debts they may incur in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In addition, if any of our shareholders who is subject to SAFE regulations fails to satisfy the applicable overseas direct investment filing or approval requirement, the PRC government may restrict our access to foreign currencies for current account transactions. If we are prevented from obtaining sufficient foreign currency to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Recent litigation and negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our ADSs.

We believe that recent litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. The SEC and the Public Company Accounting Oversight Board (United States), or the PCAOB, also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets, and the limited remedies thereof. Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board, and as such, our investors are deprived of the benefits of such inspection. Various proceedings and legislative and regulatory developments related to China-based accounting firms, including our independent registered public accounting firm, and other developments due to political tensions between the U.S. and China may have an adverse impact on our listing and trading in the U.S., including adverse impact on the trading prices of our ADSs and possible delisting.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditors are located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq Global Select Market of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the Kennedy Bill. On July 21, 2020, the U.S. House of Representatives approved its version of the National Defense Authorization Act for Fiscal Year 2021, which contains provisions comparable to the Kennedy Bill. If either of these bills is enacted into law, it would amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the President’s Working Group released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, the President’s Working Group recommended enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in their jurisdiction may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. After we are listed on the New York Stock Exchange, if we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the New York Stock Exchange, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States. On August 10, 2020, the SEC announced that the SEC chairman had directed the SEC staff to prepare proposals in response to the report of the President’s Working Group, and that the SEC was soliciting public comments and information with respect to the development of these proposals.

Enactment of any of such legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if and when any of such proposed legislations will be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States. In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trade, investment, technological exchange and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations.

Proceedings instituted by the SEC against the China-based “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011, the China-based “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the China-based “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Relating to Our ADSs and This Offering

An active trading market for our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

We have applied to list our ADSs on the NYSE. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our income, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be              ADSs (equivalent to              ordinary shares) outstanding immediately after this offering, or              ADSs (equivalent to              ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we and [our officers, directors and existing shareholders] have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. [In addition, certain of our principal shareholders have agreed to be subject to additional lock-up restrictions for a period of 12 months from the date of this prospectus, with respect to all or a portion of their ADSs, ordinary shares or similar securities. Furthermore, holders of the Automatically Convertible Notes and Optionally Convertible Notes have agreed to be subject to similar lock-up restrictions for a period of at least six months from the date of this prospectus.] However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of US$             per ADS. This number represents the difference between (1) our pro forma net tangible book value per ADS of US$             as of June 30, 2020, after giving effect to this offering and (2) the assumed initial public offering price of US$             per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our consolidated affiliated entities (including their subsidiaries, if any) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our consolidated affiliated entities (including their subsidiaries, if any) for United States federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet (taking into account the expected proceeds from this offering) and projections as to the market price of our ADSs immediately following the offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our consolidated affiliated entities for United States federal income tax purposes, our risk of being a PFIC may substantially increase. It is also possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our company being or becoming a PFIC for the current or future taxable years. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares. For more information see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We will adopt amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our new memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Our post-offering amended and restated memorandum and articles of association [and our deposit agreement] provide that the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States [and any suit, action or proceeding arising out of or relating in any way to the deposit agreement], regardless of whether such legal suit, action, or proceeding also involves parties other than us. This could limit the ability of holders of our ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, and potentially others.

Our post-offering amended and restated memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. [Our deposit agreement also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs.] However, the enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the choice of forum provision contained in our post-offering amended and restated memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our post-offering amended and restated memorandum and articles of association may limit a security-holder’s ability to bring a claim against us, our directors and officers, [the depositary bank] and potentially others in a his or her preferred judicial forum, and this limitation may discourage such lawsuits.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law (Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, we expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote the underlying ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the ordinary shares. Under our post-offering amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, the minimum notice period required for convening a general meeting is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested. Furthermore, as a Cayman Islands exempted company, we are not obliged by the Companies Law (Revised) of the Cayman Islands to call shareholders’ annual general meetings.

[The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.]

[ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by applicable law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising from or relating to our ordinary shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, even if the ADS holder subsequently withdraws the underlying ordinary shares. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

If we or the depositary opposed a demand for jury trial relying on above-mentioned jury trial waiver, it is up to the court to determine whether such waiver was enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or our ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary according to the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.

Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancelation of the ADSs and the withdrawal of the ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the ordinary shares represented by the ADSs from the ADS facility.]

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected changes in our income, expenses or expenditures;

•	the expect growth of the retail credit facilitation and wealth management markets;

•	our expectations regarding demand for and market acceptance of our services;

•	our expectations regarding our relationship with borrowers, platform investors, funding sources, product providers and other business partners;

•	competition in our industry;

•	general economic and business conditions in China and elsewhere;

•	government policies and regulations relating to our industry; and

•	the outcome of any current and future legal or administrative proceedings.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus also contains statistical data and estimates that we obtained from government and private publications, including industry data and information from Oliver Wyman. Although we have not independently verified the data, we believe that the publications and reports are reliable. The market data contained in this prospectus involves a number of assumptions, estimates and limitations. The retail credit facilitation market, the wealth management market and related markets in China and elsewhere may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$             million, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$             per ADS, the midpoint of the range shown on the front cover page of this prospectus. A US$1.00 change in the assumed initial public offering price of US$             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this offering by US$             million, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full, assuming no change to the number of                      ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering primarily for general corporate purposes, which may include investment in product development, sales and marketing activities, technology infrastructure, capital expenditures, global expansions and other general and administrative matters. We may also use a portion of these proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In utilizing the proceeds of this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and our consolidated affiliated entities in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Pending use of the net proceeds, we intend to invest the net proceeds in short-term interest-bearing debt instruments and demand deposits.

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our ordinary shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2020:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the automatic conversion of all of our outstanding Class B ordinary shares and Class C ordinary shares into Class A ordinary shares immediately prior to this offering on a one-for-one basis and (ii) the re-designation and re-classification of all the then issued and outstanding Class A ordinary shares and the remaining authorized and unissued Class A ordinary shares into ordinary shares immediately prior to this offering on a one-for-one basis and (iii) the issuance of Optionally Convertible Notes and Automatically Convertible Notes in exchange for Class C ordinary shares assuming all the terms and circumstances as of September 30, 2020 as described in “Description of Share Capital” (as the Automatically Convertible Notes will be converted into ordinary shares based on the IPO price upon closing of this offering, they are not converted and remained as convertible notes for purpose of the pro forma information); and

•

on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our outstanding Class B ordinary shares and Class C ordinary shares into Class A ordinary shares immediately prior to this offering on a one-for-one basis; (ii) the re-designation and re-classification of all the then issued and outstanding Class A ordinary shares and the remaining authorized and unissued Class A ordinary shares into ordinary shares immediately prior to this offering on a one-for-one basis; (iii) the issuance of Optionally Convertible Notes and Automatically Convertible Notes in exchange for Class C ordinary shares assuming all the terms and circumstances as of September 30, 2020 as well as the conversion of all outstanding Automatically Convertible Notes as described in “Description of Share Capital—History of Securities Issuances”; and (iv) the sale of                      ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$             per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2020
	Actual		Pro Forma		Pro Forma As Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)

Cash at bank	15,509,302	2,195,199	14,546,438	2,058,915
Total assets	192,138,085	27,195,381	191,175,221	27,059,096
Convertible redeemable preferred shares	10,754,438	1,522,192	—	—
Automatically convertible promissory note	—	—	1,445,946	204,660
Optionally convertible promissory note	—	—	8,051,996	1,139,686
Total liabilities	135,240,282	19,142,020	134,090,597	18,979,292
Share capital	69	10	69	10
Share premium	14,113,311	1,997,610	14,460,761	2,046,788
Treasury shares	(2)	(0)	(2)	(0)
Other reserves	4,498,247	636,686	5,884,442	832,889
Retained earnings	36,629,451	5,184,562	35,082,627	4,965,624

	As of June 30, 2020
	Actual		Pro Forma		Pro Forma As Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Total equity attributable to owners of Lufax	55,241,076	7,818,867	55,427,897	7,845,310
Non-controlling interests	1,656,727	234,494	1,656,727	234,494
Total equity	56,897,803	8,053,361	57,084,624	8,079,804
Total liabilities and equity	192,138,085	27,195,381	191,175,221	27,059,096

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 change in the assumed initial public offering price of $             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease each of share premium, total equity and total liabilities and equity by $             million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2020 was US$             per ordinary share and US$             per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Pro forma net tangible book value per ordinary share is calculated after giving effect to the automatic conversion of all of our outstanding shares. Dilution is determined by subtracting pro forma net tangible book value per ordinary share from the assumed public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after December 31, 2019, other than to give effect to our issuance and sale of                      ADSs, representing                      ordinary shares, offered in this offering at an assumed initial public offering price of US$             per ADS, the midpoint of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the option to purchase additional ADSs is not exercised), our pro forma as adjusted net tangible book value as of June 30, 2020 would have been US$             per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share, or US$             per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share, or US$             per ADS, to purchasers of ADSs in this offering. The following table illustrates such dilution:

Assumed initial public offering price per ordinary share	US$
Net tangible book value per ordinary share	US$
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	US$
Amount of dilution in net tangible book value per ADS to new investors in the offering	US$

A US$1.00 change in the assumed public offering price of US$             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma as adjusted net tangible book value after giving effect to the offering by US$             million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per ordinary share and US$             per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of June 30, 2020, the differences between the shareholders as of June 30, 2020 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of US$             per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders
New investors

Total

A US$1.00 change in the assumed public offering price of US$             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by all shareholders by US$            , US$            , US$             and US$            , respectively, assuming no change to the number of                      ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The discussion and tables above also assume no exercise of any outstanding stock options outstanding as of the date of this prospectus. As of the date of this prospectus, there were              ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of US$             per ordinary share, and there were                      ordinary shares available for future issuance upon exercise of future grants under our share incentive plan. The discussion and tables above also take into account the conversion of all outstanding Automatically Convertible Notes upon the closing of this offering but exclude any ordinary shares that may be issued upon the conversion of any outstanding Optionally Convertible Notes as described in “Description of Share Capital—History of Securities Issuances.” To the extent that any of these options are exercised or any ordinary shares are issued upon any conversion of the outstanding Optionally Convertible Notes, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, (i) the Cayman Islands has a less exhaustive body of securities laws than the United States and these securities laws provide significantly less protection to investors; and (ii) Cayman Islands companies may not have standing to sue before the federal courts of the United States. Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to bring actions or enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Conyers Dill & Pearman, our counsel as to Cayman Islands laws, has further advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the civil liability provisions of the federal securities laws in the United States without retrial on the merits if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that may be regarded as fines, penalties or punitive in nature.

Haiwen & Partners, our counsel as to PRC law, has advised us that (i) it would be highly unlikely that the courts of the PRC would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, and (ii) there is uncertainty as to whether the courts of the PRC would entertain original actions brought in the PRC against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Haiwen & Partners has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements, public policy considerations and conditions set forth in applicable provisions of PRC laws, including of the PRC Civil Procedure Law based either on bilateral treaties or international conventions contracted by China and the country where the judgment is made or on reciprocity between jurisdictions. Haiwen & Partners has advised us further that under PRC law, a foreign judgment that violates basic legal principles, state sovereignty, safety or social public interest will not be recognized and enforced by a PRC court. As there currently exists no bilateral treaty, international convention or other form of reciprocity between China and the United States or the Cayman Islands governing the recognition of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, it would be highly unlikely that a PRC court would enforce judgments rendered by courts in the U.S. or in the Cayman Islands.

CORPORATE HISTORY AND STRUCTURE

The history of our retail credit facilitation business dates back to August 2005, when Ping An Group launched a consumer loan business in Shenzhen, China. The history of our wealth management business dates back to September 2011, when Ping An Group established its wealth management subsidiary in Shanghai.

In 2014, we underwent a series of reorganizations to further the strategic development of our business and incorporated our company in the Cayman Islands in December 2014 as a holding company. In May 2016, we acquired our retail credit facilitation business from Ping An Group.

We currently carry out our wealth management business primarily through Weikun (Shanghai) Technology Service Co., Ltd., Lufax Holding (Shenzhen) Technology Service Co., Ltd. and our consolidated affiliated entities, including Shanghai Lujiazui International Financial Asset Exchange Co., Ltd., or Shanghai Lufax. Since 2017, we have also expanded internationally with operations in Singapore and Hong Kong.

We conduct our retail credit facilitation business primarily through Ping An Puhui Enterprises Management Co., Ltd. and its subsidiaries as well as Ping An Puhui Financing Guarantee Co., Ltd. and Chongqing Jin An Microloan Limited. These entities are collectively known as Puhui. Shenzhen Ping An Puhui Microloan Co., Ltd., Hunan Ping An Puhui Microloan Co., Ltd. and Chongqing Jin An Microloan Limited have received regulatory approvals to provide microloan services. Ping An Puhui Financing Guarantee Co., Ltd. and Ping An Financing Guarantee (Tianjin) Co., Ltd. hold licenses for providing financing guarantee services. Ping An Consumer Finance Co., Ltd. is licensed to provide consumer finance services.

We intend to acquire a majority interest in an affiliated company that is licensed to distribute wealth management products such as asset management plans, mutual funds and private investment funds in China. We have cooperated with this entity by facilitating its distribution of these products in China on our wealth management platform. The transaction will be subject to regulatory approvals and customary closing conditions. The income and assets of the target company are not material compared to our total income and assets.

We carried out three rounds of equity financing, the first two in 2015 and 2016, and the third one with separate closings in 2018 and 2019. See “Description of Share Capital—History of Securities Issuances.”

In order to comply with PRC laws and regulations, we have entered into a series of contractual arrangements, (i) through Weikun (Shanghai) Technology Service Co., Ltd, or Weikun (Shanghai) Technology (formerly known as Lufax (Shanghai) Technology Service Co., Ltd and Shanghai Huiyuan Management Consulting Company Limited), with Shanghai Xiongguo Corporation Management Co., Ltd., or Shanghai Xiongguo, and Shanghai Lufax, and their respective shareholders to obtain effective control over them and their subsidiaries, and (ii) through Lufax Holding (Shenzhen) Technology Service Co., Ltd., or Lufax (Shenzhen) Technology, with Shenzhen Lufax Enterprise Management, and its shareholders to obtain effective control over Shenzhen Lufax Enterprise Management and its subsidiaries. We refer to Weikun (Shanghai) Technology and Lufax (Shenzhen) Technology as our WFOEs and Shanghai Xiongguo, Shanghai Lufax and Shenzhen Lufax Enterprise Management as our consolidated affiliated entities in this prospectus. See “—Contractual Arrangements with Our Principal Consolidated Affiliated Entities” below.

The following diagram illustrates our corporate structure as of the date of this prospectus, including our principal subsidiaries and our principal consolidated affiliated entities:

Notes:

(1)

Shenzhen Ping An Financial Technology Consulting Co., Ltd, Xinjiang Tongjun Equity Investment Limited Partnership, Shanghai Lanbang Investment Limited Liability Company and Linzhi Jinsheng Investment Management Limited Partnership each holds 49.99%, 29.55%, 18.29% and 2.17% of the equity interests, respectively, in Shanghai Xiongguo Corporation Management Co., Ltd. and Shenzhen Lufax Holding Enterprise Management Co., Ltd.

(2)

Shanghai Xiongguo Corporation Management Co., Ltd. and Shanghai Huikang Information Technology Co., Ltd. each holds 99.995% and 0.005% of the equity interests in Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.

(3)	Harmonious Splendor Limited and Ping An Puhui Enterprises Management Co., Ltd. each holds 90.625% and 9.375% of the equity interests in Chongqing Jin An Microloan Limited.
(4)

Ping An Insurance (Group) Company of China, Ltd., Harmonious Splendor Limited, Weikun (Shanghai) Technology Service Co., Ltd., Jinjiong (Shenzhen) Technology Service Limited each holds 30%, 28%, 27% and 15% of the equity interests in Ping An Consumer Finance Co., Ltd., respectively.

Our Relationship with Ping An Group

Ping An Group is a top 2 Fortune Global 500 financial institution by revenue in 2019 with over three decades of operating history in China. It offers a full suite of financial services that span the insurance, banking, securities, trust, investment, leasing, healthcare and technology industries. We enjoy significant benefits by having members of Ping An Group as our principal shareholders and strategic partners and by having extensive cooperation across the Ping An ecosystem, which serves approximately 210 million financial services customers. Our business operations and development strategies are supported by Ping An Group in a number of key areas including branding, customer acquisition, credit enhancement, analytics and insights, licenses, and technology. As part of the Ping An ecosystem, we enjoy access to the rest of the Ping An ecosystem and products capabilities spanning insurance, investment, and banking, and have established close business cooperation with Ping An Group, including a mutually beneficial relationship with our credit enhancement partner Ping An P&C, which provided credit enhancement to 91.2% of the outstanding balance of loans we had facilitated as of June 30, 2020. Through the Ping An ecosystem, we also have access to valuable insights built on analytics. In addition, many of the technologies that we use, such as facial and voice recognition technology, AI and machine learning algorithms, and the application of blockchain to suitability management, have been licensed from Ping An Group and OneConnect.

Contractual Arrangements with Our Principal Consolidated Affiliated Entities

PRC laws and regulations impose restrictions on foreign ownership and investment in certain internet-based businesses. We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws, regulations and regulatory requirements, we have entered into a series of contractual arrangements, mainly (i) through Weikun (Shanghai) Technology, our wholly foreign owned entity, with Shanghai Xiongguo and Shanghai Lufax, our consolidated affiliated entities, and the shareholders of Shanghai Xiongguo and Shanghai Lufax to obtain effective control over Shanghai Xiongguo and Shanghai Lufax and their subsidiaries, and (ii) through Lufax (Shenzhen) Technology, our wholly foreign owned entity, with Shenzhen Lufax Enterprise Management, our consolidated affiliated entity, and the shareholders of Shenzhen Lufax Enterprise Management to obtain effective control over Shenzhen Lufax Enterprise Management and its subsidiaries.

We currently conduct some of our business through our principal consolidated affiliated entities, Shanghai Xiongguo, Shanghai Lufax and Shenzhen Lufax Enterprise Management, and their subsidiaries based on these contractual arrangements, which allow us to:

•	exercise effective control over our consolidated affiliated entities and their subsidiaries;

•	receive substantially all of the economic benefits from our consolidated affiliated entities and their subsidiaries; and

•	have an exclusive option to purchase all or part of the equity interests and assets in our consolidated affiliated entities and when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of our consolidated affiliated entities under IFRS. We have consolidated the financial results of Shanghai Xiongguo, Shanghai Lufax and Shenzhen Lufax Enterprise Management and their subsidiaries in our consolidated financial statements in accordance with IFRS.

Contractual Arrangements with Shanghai Xiongguo, Shanghai Lufax and Their Respective Shareholders

Agreements that Allow Us to Receive Economic Benefits from Shanghai Xiongguo and Shanghai Lufax

Exclusive Business Cooperation Agreements. Weikun (Shanghai) Technology entered into exclusive business cooperation agreements with each of Shanghai Xiongguo and Shanghai Lufax. Pursuant to these agreements, Weikun (Shanghai) Technology have the exclusive right to provide Shanghai Xiongguo and Shanghai Lufax with comprehensive business support, technical support and consulting services. Without Weikun (Shanghai) Technology’s prior written consent, Shanghai Xiongguo and Shanghai Lufax shall not accept any consulting and/or services covered by these agreements from any third party. Shanghai Xiongguo and Shanghai Lufax agree to pay service fees based on services provided and market conditions on a quarterly basis. Weikun (Shanghai) Technology owns the intellectual property rights arising out of the services performed under these agreements. Unless Weikun (Shanghai) Technology terminates these agreements or pursuant to other provisions of these agreements, these agreements will remain effective for ten years and will be automatically renewed for another five years unless terminated by Weikun (Shanghai) Technology with 30 days’ advance written notice.

Agreements that Provide Us with Effective Control over Shanghai Xiongguo and Shanghai Lufax

Voting Trust Agreements. Through a series of voting trust agreements, each shareholder of Shanghai Xiongguo and Shanghai Lufax irrevocably authorizes Weikun (Shanghai) Technology or any person(s) designated by Weikun (Shanghai) Technology to act as its attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Shanghai Xiongguo and Shanghai Lufax, including but not limited to the right to attend shareholder meetings on behalf of such shareholder, the right to appoint legal representatives, directors, supervisors and chief executive officers and other senior management, and the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The voting trust agreement is irrevocable and remains in force continuously upon execution.

Share Pledge Agreements. Weikun (Shanghai) Technology has entered into a share pledge agreement with each shareholder of Shanghai Xiongguo and Shanghai Lufax. Pursuant to these share pledge agreements, each shareholder of Shanghai Xiongguo and Shanghai Lufax has pledged all of its equity interest in Shanghai Xiongguo and Shanghai Lufax to Weikun (Shanghai) Technology to guarantee the performance by such shareholder and Shanghai Xiongguo and Shanghai Lufax of their respective obligations under the exclusive business cooperation agreements, the voting trust agreements, the exclusive option agreements, and any amendment, supplement or restatement to such agreements. If Shanghai Xiongguo and Shanghai Lufax or any of their shareholders breach any obligations under these agreements, Weikun (Shanghai) Technology, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Shanghai Xiongguo and Shanghai Lufax agrees that before his or her obligations under the contractual arrangements are discharged, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests which may result in the change of the pledged equity that may have adverse effects on the pledgee’s rights under these agreements without the prior written consent of Weikun (Shanghai) Technology. These share pledge agreements will remain effective until Shanghai Xiongguo and Shanghai Lufax and their shareholders discharge all their obligations under the contractual arrangements. We have completed the registration of the above share pledge with the relevant office of the Administration for Industry and Commerce of China in July 2015 and August 2015, respectively.

Agreements that Provide Us with Option to Purchase the Equity Interests and Assets in Shanghai Xiongguo and Shanghai Lufax

Exclusive Option Agreements. Weikun (Shanghai) Technology has entered into exclusive option agreements with Shanghai Xiongguo and Shanghai Lufax and their respective shareholders. Pursuant to these exclusive option agreements, the shareholders of Shanghai Xiongguo and Shanghai Lufax have irrevocably granted our Weikun (Shanghai) Technology or any third party designated by Weikun (Shanghai) Technology an exclusive option to purchase all or part of their respective equity interests in Shanghai Xiongguo and Shanghai Lufax. In addition, Shanghai Xiongguo and Shanghai Lufax have irrevocably granted Weikun (Shanghai) Technology or any third party designated by Weikun (Shanghai) Technology an exclusive option to purchase all or part of their respective assets in Shanghai Xiongguo and Shanghai Lufax. The purchase price of equity interests in Shanghai Xiongguo and Shanghai Lufax will be the lowest price permitted by law. The purchase price of assets in Shanghai Xiongguo and Shanghai Lufax will be the lowest price permitted by law. Without Weikun (Shanghai) Technology’s prior written consent, Shanghai Xiongguo and Shanghai Lufax shall not, among other things, amend their articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on their assets, business or revenue, enter into any material contract outside the ordinary course of business, merge with any other persons, make any investments or distribute dividends. The shareholders of Shanghai Xiongguo and Shanghai Lufax also undertake that they will not transfer, gift or otherwise dispose of their respective equity interests in Shanghai Xiongguo and Shanghai Lufax to any third party or create or allow any encumbrance on their equity interests within the term of these agreements. These agreements will remain effective for ten years and will be automatically renewed for another five years unless terminated by Weikun (Shanghai) Technology with 30 days’ advance written notice.

Contractual Arrangements with Shenzhen Lufax Enterprise Management and Its Shareholders

Agreement that Allows Us to Receive Economic Benefits from Shenzhen Lufax Enterprise Management

Exclusive Business Cooperation Agreement. Lufax (Shenzhen) Technology entered into exclusive business cooperation agreement with Shenzhen Lufax Enterprise Management. Pursuant to the agreement, Lufax (Shenzhen) Technology has the exclusive right to provide Shenzhen Lufax Enterprise Management with comprehensive business support, technical support and consulting services. Without Lufax (Shenzhen) Technology’s prior written consent, Shenzhen Lufax Enterprise Management shall not accept any consulting and/or services covered by the agreement from any third party. Shenzhen Lufax Enterprise Management agrees to pay service fees on a quarterly basis. Lufax (Shenzhen) Technology owns the intellectual property rights arising out of the services performed under the agreement. Unless Lufax (Shenzhen) Technology terminates the agreement or pursuant to other provisions of the agreement, the agreement will remain effective for ten years and will be automatically renewed for another five years unless terminated by Lufax (Shenzhen) Technology with 30 days’ advance written notice.

Agreements that Provide Us with Effective Control over Shenzhen Lufax Enterprise Management

Voting Proxy Agreement. Through the voting proxy agreement, each shareholder of Shenzhen Lufax Enterprise Management irrevocably authorizes Lufax (Shenzhen) Technology or any person(s) designated by Lufax (Shenzhen) Technology to act as its attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Shenzhen Lufax Enterprise Management, including but not limited to the right to attend shareholder meetings on behalf of such shareholder, the right to appoint legal representatives, directors, supervisors and chief executive officers and other senior management, and the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The voting proxy agreement is irrevocable and remains in force continuously upon execution.

Share Pledge Agreement. Lufax (Shenzhen) Technology has entered into a share pledge agreement with each shareholder of Shenzhen Lufax Enterprise Management. Pursuant to the share pledge agreement, each shareholder of Shenzhen Lufax Enterprise Management has pledged all its equity interest in Shenzhen Lufax Enterprise Management to Lufax (Shenzhen) Technology to guarantee the performance by such shareholder and Shenzhen Lufax Enterprise Management of their respective obligations under the exclusive business cooperation agreement, the voting proxy agreement, the exclusive option agreements, and any amendment, supplement or restatement to such agreements. If Shenzhen Lufax Enterprise Management or any of its shareholders breaches any obligations under these agreements, Lufax (Shenzhen) Technology, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Shenzhen Lufax Enterprise Management agrees that before its obligations under the contractual arrangements are discharged, it will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests which may result in the change of the pledged equity that may have adverse effects on the pledgee’s rights under these agreements without the prior written consent of Lufax (Shenzhen) Technology. The share pledge agreement will remain effective until Shenzhen Lufax Enterprise Management and its shareholders discharge all their obligations under the contractual arrangements. We have completed the registration of the share pledge with the relevant office of the Administration for Market Regulation of China in April 2019.

Letters of Undertakings. Each of the four individual shareholders of the direct shareholders of Shenzhen Lufax Enterprise Management signed a letter of undertakings to our company. Under these letters, the signing indirect shareholder has separately irrevocably undertaken, in the event of his or her death or loss of capacity or any other events that could possibly affect his or her capacity to fulfill his or her obligations under the contractual arrangement, that he or she will unconditionally transfer his or her equity interest in Shenzhen Lufax Enterprise Management to any person designated by Shenzhen Lufax Enterprise Management and the transferee will be deemed to be a party to the contractual arrangements and will assume all of his or her rights and obligations as such under the contractual arrangements. Each signing indirect shareholder represents that his or her spouse has no ownership interest in his or her equity interest in Shenzhen Lufax Enterprise Management. Each signing indirect shareholder further represents that, he or she will not, commit any conduct or omission that is contrary to the purpose and intention of the contractual arrangements, that leads or may lead to any conflict of interest between Shenzhen Lufax Enterprise Management and our company and our subsidiaries, and that if, during his or her performance of the contractual arrangements, there is a conflict of interest between the signing indirect shareholder and our company and our subsidiaries, the signing indirect shareholder will protect the legal interests of Lufax (Shenzhen) Technology under the contractual arrangements and follow the instructions of our company.

Spousal Consent Letters. The spouses of the four individual shareholders of the direct shareholders of Shenzhen Lufax Enterprise Management each signed a spousal consent letter. Under these letters, each signing spouse respectively agreed that he or she was aware of the equity interest beneficially owned by his or her spouse in Shenzhen Lufax Enterprise Management and the relevant contractual arrangements in connection with such equity interest. The signing spouse unconditionally and irrevocably confirmed that he or she does not have any equity interest in Shenzhen Lufax Enterprise Management and committed not to impose any adverse assertions upon his or her spouse’s respective equity interest. Each signing spouse further confirmed that such equity interest may be disposed of pursuant to the relevant contractual arrangements, and committed that he or she will take all necessary measures for the performance of those arrangements.

Agreements that Provide Us with Option to Purchase the Equity Interests and Assets in Shenzhen Lufax Enterprise Management

Exclusive Option Agreements. Lufax (Shenzhen) Technology has entered into exclusive option agreements with Shenzhen Lufax Enterprise Management and its shareholders. Pursuant to these exclusive option agreements, the shareholders of Shenzhen Lufax Enterprise Management have irrevocably granted our Lufax (Shenzhen) Technology or any third party designated by Lufax (Shenzhen) Technology an exclusive option to purchase all or part of their respective equity interests in Shenzhen Lufax Enterprise Management. In addition, Shenzhen Lufax Enterprise Management has irrevocably granted Lufax (Shenzhen) Technology or any third party designated by Lufax (Shenzhen) Technology an exclusive option to purchase all or part of their respective assets in Shenzhen Lufax Enterprise Management. The purchase price of equity interests in Shenzhen Lufax Enterprise Management will be the higher of (i) the total capital contribution to the registered capital of Shenzhen Lufax Enterprise Management multiplied by the percentage of equity interests purchased, (ii) the amount of loan provided by Lufax (Shenzhen) Technology multiplied by the percentage of equity interests purchased, if applicable, and (iii) the lowest price permitted by law. The purchase price of assets in Shenzhen Lufax Enterprise Management will be the higher of the net book value of the assets to be purchased and the lowest price permitted by law. Without Lufax (Shenzhen) Technology’s prior written consent, Shenzhen Lufax Enterprise Management shall not, among other things, amend their articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on their assets, business or revenue, enter into any material contract outside the ordinary course of business, merge with any other persons, make any investments or distribute dividends. The shareholders of Shenzhen Lufax Enterprise Management also undertake that they will not transfer, gift or otherwise dispose of their respective equity interests in Shenzhen Lufax Enterprise Management to any third party or create or allow any encumbrance on their equity interests within the term of these agreements. These agreements will remain effective for ten years and will be automatically renewed for another five years unless terminated by Lufax (Shenzhen) Technology with 30 days’ advance written notice.

In the opinion of Haiwen & Partners, our PRC counsel: (i) the ownership structures of our consolidated affiliated entities and our WFOEs, currently do not result in violation of PRC laws and regulations currently in effect; and (ii) except for certain clauses regarding the remedies or reliefs that may be awarded by an arbitration tribunal and the power of courts to grant interim remedies in support of the arbitration and the winding-up and liquidation arrangements, the agreements under the contractual arrangements between our WFOEs, our consolidated affiliated entities and their shareholders governed by PRC law are valid, binding and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not result in violation of PRC laws or regulations currently in effect.

However, Haiwen & Partners has also advised that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for the operation of our consolidated affiliated entities do not comply with PRC government restrictions on foreign investment in our business, we could be subject to severe penalties, including being prohibited from continuing operations. See “Risk Factors—Risks Relating to Our Corporate Structure” and “Risk Factors—Risks Relating to Doing Business in China.”

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2017, 2018 and 2019, selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019 and selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of operations and comprehensive income data for the six months ended June 30, 2019 and 2020, selected consolidated balance sheet data as of June 30, 2020 and selected consolidated cash flow data for the six months ended June 30, 2019 and 2020 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Selected financial data for our fiscal years ended December 31, 2015 and 2016 is omitted as such data is not available on the same basis as the financial information for subsequent periods and would not be available without unreasonable effort and expense. You should read this Selected Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with IFRS. Our historical results are not necessarily indicative of results expected for future periods.

The following table shows selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2017, 2018 and 2019 and for the six months ended June 30, 2019 and 2020.

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2017	2018	2019				2019	2020
			Actual		Pro forma(1)			Actual		Pro forma(1)
	RMB	RMB	RMB	US$	RMB	US$	RMB	RMB	US$	RMB	US$
	(in millions except per share data)
Technology platform–based income:
Retail credit facilitation service fees	15,336	29,576	39,325	5,566	39,325	5,566	19,015	20,754	2,938	20,754	2,938
Wealth management transaction and service fees	1,885	2,645	2,604	369	2,604	369	1,492	699	99	699	99

Total technology platform–based income	17,221	32,221	41,929	5,935	41,929	5,935	20,507	21,453	3,036	21,453	3,036
Net interest income	7,256	5,894	3,909	553	3,909	553	2,172	2,998	424	2,998	424
Guarantee income	1,456	814	465	66	465	66	314	170	24	170	24
Other income	810	508	879	124	879	124	329	656	93	656	93
Investment income	1,060	1,017	579	82	579	82	100	447	63	447	63
Share of net profits of investments accounted for using the equity method	16	46	73	10	73	10	25	(41)	(6)	(41)	(6)

Total income	27,819	40,500	47,834	6,770	47,834	6,770	23,446	25,684	3,635	25,684	3,635

Sales and marketing expenses	(7,451)	(10,767)	(14,931)	(2,113)	(14,931)	(2,113)	(7,108)	(8,620)	(1,220)	(8,620)	(1,220)
General and administrative expenses	(2,823)	(2,796)	(2,853)	(404)	(2,853)	(404)	(1,519)	(1,348)	(191)	(1,348)	(191)
Operation and servicing expenses	(3,072)	(4,367)	(5,471)	(774)	(5,471)	(774)	(2,497)	(2,819)	(399)	(2,819)	(399)
Technology and analytics expenses	(1,302)	(1,659)	(1,952)	(276)	(1,952)	(276)	(864)	(849)	(120)	(849)	(120)
Credit impairment losses	—	(935)	(1,863)	(264)	(1,863)	(264)	(470)	(1,099)	(156)	(1,099)	(156)
Asset impairment losses	(3,736)	(7)	(135)	(19)	(135)	(19)	0	—	—	—	—

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2017	2018	2019				2019	2020
			Actual		Pro forma(1)			Actual		Pro forma(1)
	RMB	RMB	RMB	US$	RMB	US$	RMB	RMB	US$	RMB	US$
	(in millions except per share data)
Finance costs	(1,297)	(900)	(1,520)	(215)	(2,823)	(400)	(830)	(887)	(126)	(869)	(123)
Other gains/(losses) – net	225	(420)	325	46	325	46	190	46	6	46	6

Total expenses	(19,455)	(21,850)	(28,400)	(4,020)	(29,703)	(4,204)	(13,099)	(15,576)	(2,205)	(15,557)	(2,202)
Profit before income tax	8,364	18,649	19,434	2,751	18,131	2,566	10,347	10,108	1,431	10,126	1,433
Less: Income tax expenses	(2,337)	(5,073)	(6,117)	(866)	(6,117)	(866)	(2,869)	(2,836)	(401)	(2,836)	(401)

Net profit	6,027	13,576	13,317	1,885	12,014	1,701	7,478	7,272	1,029	7,290	1,032

Earnings per share – basic	5.60	12.65	12.27	1.74	11.05	1.56	6.89	6.70	0.95	6.71	0.95

Earnings per share – diluted	5.60	12.65	12.27	1.74	11.05	1.56	6.88	6.70	0.95	6.71	0.95

(1)

The consolidated statements of comprehensive income for the year ended December 31, 2019 and six months ended June 30, 2020 are presented on a pro forma basis to reflect (i) the issuance of Optionally Convertible Notes and Automatically Convertible Notes in exchange for Class C ordinary shares assuming all the terms and circumstances as of September 30, 2020. As the Automatically Convertible Notes are converted into ordinary shares based on the IPO price upon closing of this offering, they are not converted and remained as a convertible note for purpose of the pro forma information; (ii) the automatic conversion of all of our outstanding Class B ordinary shares and Class C ordinary shares into Class A ordinary shares immediately prior to this offering on a one-for-one basis; and (iii) the re-designation and re-classification of all the then issued and outstanding Class A ordinary shares and the remaining authorized and unissued Class A ordinary shares into ordinary shares immediately prior to this offering on a one-for-one basis.

The table below sets forth the adjustments made on numerator and denominator used for basic and diluted pro forma earnings per share calculation for the year ended December 31, 2019 and six months ended June 30, 2020:

	For the Year Ended December 31, 2019	For the Six Months Ended June 30, 2020
Numerator
Net profit attributable to owners of Lufax (in RMB million) – Basic and diluted	13,332	7,284
Pro forma effect of interest expenses related to Class C ordinary shares (in RMB million)	637	342
Pro forma effect of one-time loss related to C-round restructuring(a) (in RMB million)	(1,339)	—
Pro forma effect of interest expenses related to Optionally Convertible Notes and Automatically Convertible Notes(b) (in RMB million)	(600)	(323)

Pro forma net profit attributable to owners of Lufax (in RMB million) – Basic and diluted	12,030	7,302

Denominator
Weighted average number of ordinary shares in issue – Basic and diluted	1,086,698,914	1,086,698,914
Pro forma effect of conversion of Class C ordinary shares	1,521,406	1,662,614

Pro forma weighted average number of ordinary shares in issue – Basic and diluted	1,088,220,320	1,088,361,528

Pro forma earnings per share (in RMB)–Basic and diluted	11.05	6.71

(a)	The one-time loss reflects the approximately US$194.7 million loss we recorded when we closed the C-round restructuring transaction as of September 30, 2020.
(b)

The pro forma interest expenses related to Automatically Convertible Notes are calculated assuming a 6% per annum interest based on the principal amount of US$204 million issued. The pro forma interest expense related to Optionally Convertible Notes are calculated using the effective interest rate method based on the fair value of the liability component of the Optionally Convertible Notes as of September 30, 2020.

The following table shows selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019 and as of June 30, 2020.

	As of December 31				As of June 30,
	2017	2018	2019		2020
					Actual		Pro forma(1)
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(in millions)
ASSETS
Cash at bank	18,713	18,576	7,352	1,041	15,509	2,195	14,546	2,059
Restricted cash	6,558	7,937	24,603	3,482	21,758	3,080	21,758	3,080
Financial assets at fair value through profit or loss	12,442	16,444	18,583	2,630	22,724	3,216	22,724	3,216
Financial assets at amortized cost	—	3,108	8,623	1,221	7,250	1,026	7,250	1,026
Accounts and other receivables and contract assets	18,467	20,095	26,296	3,722	26,524	3,754	26,524	3,754
Loans to customers	97,553	34,428	47,499	6,723	80,907	11,452	80,907	11,452
Total assets	180,358	117,919	149,534	21,165	192,138	27,195	191,175	27,059
LIABILITIES
Payable to platform investors	10,212	9,820	15,344	2,172	12,668	1,793	12,668	1,793
Payable to investors of consolidated structured entities	114,728	31,810	47,243	6,687	79,689	11,279	79,689	11,279
Accounts and other payables and contract liabilities	3,756	6,244	4,826	683	4,983	705	4,983	705
Convertible redeemable preferred shares	—	8,935	10,259	1,452	10,754	1,522	—	—
Automatically convertible promissory note	—	—	—	—	—	—	1,446	205
Optionally convertible promissory note	—	—	—	—	—	—	8,052	1,140
Total liabilities	159,122	82,971	101,388	14,351	135,240	19,142	134,091	18,979
Share premium	10,870	14,113	14,113	1,998	14,113	1,998	14,461	2,047
Retained earnings	2,677	16,237	29,346	4,154	36,629	5,185	35,083	4,966
Other reserves	7,120	4,579	4,582	649	4,498	637	5,884	833
Total equity	21,236	34,948	48,145	6,815	56,898	8,053	57,085	8,080

(1)

The selected consolidated balance sheet as of June 30, 2020 are presented on a pro forma basis to reflect (i) the issuance of Optionally Convertible Notes and Automatically Convertible Notes in exchange for Class C ordinary shares assuming all terms and circumstances as of September 30, 2020. As the Automatically Convertible Notes are converted into ordinary shares based on the IPO price upon closing of this offering, they are not converted and remained as a convertible note for purpose of the pro forma information; (ii) the automatic conversion of all of our outstanding Class B ordinary shares and Class C ordinary shares into Class A ordinary shares immediately prior to this offering on a one-for-one basis; and (iii) the re-designation and re-classification of all the then issued and outstanding Class A ordinary shares and the remaining authorized and unissued Class A ordinary shares into ordinary shares immediately prior to this offering on a one-for-one basis.

The following table presents our selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 and for the six months ended June 30, 2019 and 2020:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions)
Summary Consolidated Cash Flows Data:
Net cash generated from/(used in) in operating activities	2,675	(1,452)	2,192	310	1,949	4,476	634
Net cash (used in)/generated from investing activities	(1,630)	3,494	(11,014)	(1,559)	1,706	(369)	(52)
Net cash generated from/(used in) financing activities	6,505	(2,008)	(2,612)	(370)	(4,196)	3,744	530
Effect of exchange rate changes on cash and cash equivalents	(47)	(86)	170	24	2	(9)	(1)
Net increase/(decrease) in cash and cash equivalents	7,503	(52)	(11,264)	(1,594)	(539)	7,842	1,110
Cash and cash equivalents at beginning of the year	11,125	18,628	18,576	2,629	18,576	7,312	1,035
Cash and cash equivalents at end of the year	18,628	18,576	7,312	1,035	18,038	15,154	2,145

The following table shows certain of our operating data as of the dates and for the periods indicated:

	As of and For the Year Ended December 31,			As of and For the Six Months Ended June 30,
	2017	2018	2019	2020
Retail Credit Facilitation
Number of cumulative borrowers (millions)	7.5	10.3	12.4	13.4
Outstanding balance of loans facilitated (RMB billions)	288.4	375.0	462.2	519.4
Percentage without credit risk exposure	75.4%	94.7%	97.8%	97.2%
Percentage with credit risk exposure	24.6%	5.3%	2.2%	2.8%
Volume of new loans facilitated (RMB billions)	343.8	397.0	493.7	284.5
Percentage funded by third parties	51.8%	96.8%	99.8%	99.3%
Percentage funded by us	48.2%	3.2%	0.2%	0.7%
Wealth Management
Number of registered users (millions)	33.8	40.4	44.0	44.7
Number of active investors (millions)	9.6	11.2	12.5	12.8
Total client assets (RMB billions)	461.7	369.4	346.9	374.7
Current products	27.1%	49.4%	70.2%	87.2%
Legacy products	72.9%	50.6%	29.8%	12.8%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are a leading technology-empowered personal financial services platform in China. We primarily address the large unmet demand for personal lending among small business owners as well as salaried workers in China, and we provide tailor-made wealth management solutions to China’s fast growing middle class and affluent population. As of June 30, 2020, our total balance of retail credit facilitated reached RMB519.4 billion (US$73.5 billion), and the total client assets generated through our online wealth management platform reached RMB374.7 billion (US$53.0 billion), ranking us number two and number three, respectively, among non-traditional financial service providers in China according to the Oliver Wyman Report.

We operate our retail credit facilitation business under a capital-light business model. Our income is primarily from retail credit facilitation service fees. We minimize the use of our own capital and our credit exposures by engaging with third-party funding partners and credit enhancement partners in our business model. Unlike in the traditional bank retail lending model, where both funding and credit risk are borne by the banks’ own balance sheets, the loans that we facilitate in our retail credit business are primarily funded by third-party funding sources and the credit risks are mostly borne by the credit enhancement partners. In the first six months of 2020, our funding partners funded 99.3% of the volume of new loans we facilitated, and we funded only 0.7% through our licensed microloan and consumer finance companies.

Our wealth management business generates income primarily from wealth management transaction and service fees. We facilitate the distribution of third-party financial products and do not assume product risks or obligations to meet any implicit guarantee expectations. We assess investor risk tolerance and facilitate products and portfolios based on KYC and KYP ratings to reduce suitability-related risk.

Our retail credit facilitation business dates back to 2005, and our wealth management business to 2011. Lufax Holding Ltd was incorporated in the Cayman Islands in December 2014 as the holding company for both of these businesses. Two members of Ping An Group are among our three largest shareholders and we benefit significantly from our relationship with Ping An Group. See “Corporate History and Structure—Our Relationship with Ping An Group.” In order to comply with PRC laws, related regulations and regulatory requirements, we operate our business in China in part through consolidated affiliated entities. See “Corporate History and Structure—Contractual Arrangements with Our Principal Consolidated Affiliated Entities.”

Over the three years from 2017 through 2019, we had continued to demonstrate significant growth and profitability. Our total balance of loans facilitated grew at a CAGR of 26.6%, while our total wealth management client assets, excluding legacy products, grew at a CAGR of 39.4%. Our total income grew from RMB27.8 billion in 2017 to RMB40.5 billion in 2018 and RMB47.8 billion (US$6.8 billion) in 2019. Our profit before income tax grew from RMB8.4 billion in 2017 to RMB18.6 billion in 2018 and RMB19.4 billion (US$2.8 billion) in 2019. We earned a net profit for each of the past three years, with net profits of RMB6.0 billion, RMB13.6 billion, and RMB13.3 billion (US$1.9 billion) in 2017, 2018 and 2019, respectively, and we had a net margin of 27.8% in 2019.

In the six months ended June 30, 2020, we continued to deliver strong business growth despite the challenging environment. Our volume of new loans facilitated increased 24.8% year-on-year and our client assets in current products increased 34.2% from December 31, 2019. Our total income grew 9.5% from RMB23.4 billion in the first six months of 2019 to RMB25.7 billion (US$3.6 billion) in the first six months of 2020. Our net profits decreased by 2.8% from RMB7.5 billion in the first six months of 2019 to RMB7.3 billion (US$1.0 billion) in the first six months of 2020. Proportionately slower revenue growth was due to interim factors including the run-off in legacy products for our wealth management business and changes in pricing for our retail credit facilitation business as reflected by retail credit facilitation service related income over average outstanding balance of loans facilitated. The changes in pricing were mainly caused by borrowers’ early repayments of loans, and changes in funding mix that affected the scope of services we provided. The decrease in net profit was partly due to a 21.3% increase in sales and marketing expense mainly driven by the amortization of the capitalized borrower acquisition cost from high growth in new loans facilitated in previous years as well as a 134% increase in credit impairment losses due to COVID-19 pandemic. We maintained our net margin at a robust 28.3% in the first six months of 2020.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Changes in Our Business Model

We have gradually shifted to a capital-light business model since 2017. As a result, the income contribution from retail credit facilitation service fees has grown from 55.1% in 2017 to 73.0% in 2018 and 82.2% in 2019, while the income contribution from net interest income has decreased from 26.1% to 14.6% and then to 8.2% and the income contribution from guarantee income has decreased from 5.2% to 2.0% and then to 1.0%. The corresponding figures for the first six months of 2020 were 80.8%, 11.7% and 0.7%, respectively. Furthermore, all of our third-party funding now comes from institutional sources. After we stopped using individual investors on our peer-to-peer platform as a funding source in August 2019, we transitioned smoothly to obtaining all of our third-party funding from banks and trust plans, and our ability to facilitate loans has not been constrained by our funding supply. Going forward, we may adjust the percentage of the risk that we share on the loans that we facilitate, whether by providing more of the funding or more of the credit enhancement, but without departing from a fundamentally capital-light business model.

In our wealth management business, we stopped facilitating the offering of B2C products in the second half of 2017 and peer-to-peer products in August 2019, and we have replaced them with a growing volume of other products including asset management plans, bank products, mutual funds, and private investment funds, among others. Client assets invested in current products increased from RMB125.3 billion as of December 31, 2017 to RMB243.6 billion (US$34.5 billion) as of December 31, 2019 and RMB326.9 billion (US$46.3 billion) as of June 30, 2020, while legacy products decreased from RMB336.4 billion as of December 31, 2017 to RMB103.3 billion (US$14.6 billion) as of December 31, 2019 and RMB47.8 billion (US$6.8 billion) as of June 30, 2020. We have been largely successful in retaining clients through this process, thanks to high investor loyalty and our broad spectrum of product and service offerings.

Acquisition and Retention of High Quality Customers

Our retail credit facilitation business primarily targets small business owners and salaried workers in China who have access to commercial bank credit, real estate property and financial assets. We have a strong distribution capability across three channels. Our direct sales network had over 56,000 full-time employees covering more than 270 cities across China as of June 30, 2020. We may potentially access approximately 210 million financial services customers in the Ping An ecosystem, as well as over 210 active third-party channel partner entities. We also have over 4,000 employees engaged in targeted online and telemarketing campaigns as of June 30, 2020. Since 2017, we have strategically adjusted our channel mix to enhance our ability to address the needs of the high quality borrowers we target. The number of our cumulative borrowers increased from 7.5 million as of December 31, 2017 to 12.4 million as of December 31, 2019, and the volume of new loans we facilitated grew from RMB343.8 billion in 2017 to RMB493.7 billion (US$69.9 billion) in 2019. The number of cumulative borrowers had reached 13.4 million as of June 30, 2020, and the volume of new loans we facilitated was RMB284.5 billion (US$40.3 billion) in the first six months of 2020. Our ability to refine the mix of these distribution channels to acquire high quality borrowers is essential to maintaining our growth and profitability.

Our wealth management business targets middle class and affluent individuals who are generating massive demand for wealth management services but are underserved by traditional financial institutions. We acquire our platform investors from a mixture of online channels and member referrals. Our strong brand and customer satisfaction have been instrumental in helping us acquire and retain investors. Despite ceasing to facilitate the offering of B2C and peer-to-peer products, we have been successful in retaining investors in these products and persuading them to invest in other products on our platform, even as we reduced our spending on investor acquisition at the same time. Our retention rate, which we define as the percentage of our active investors at any given time who had been active investors one year earlier, has shown steady improvement at 91.0% as of December 31, 2018, 93.3% as of December 31, 2019, and 95.0% as of June 30, 2020.

Mix and Pricing of Products and Services

Our retail credit facilitation business offers a full suite of products to meet different borrower demands, including secured and unsecured loans, with a variety of tenors and sizes. For our retail credit facilitation business, we earn a mix of retail credit facilitation service fees, net interest income and guarantee income, depending on the funding and credit enhancement arrangements. As our retail credit facilitation service fees are comprised of loan facilitation service fees and post-origination service fees, the relatively large ticket sizes and long tenors of the loans we facilitate give us a larger and more stable income stream with visibility beyond the current period. Our borrowers’ repayment behaviors and early repayment options affect the effective tenors of the loans we facilitate. Borrowers’ early repayments of loans reduce the number of months that our retail credit facilitation service fees or interest income can be recognized and thus affect the total amount of our fees and interest income in absolute terms. In particular, it is common for small business owners to early repay as most of them use these loans as a supplement to their working capital. Borrowers typically applied for 36 month loans to reduce their monthly repayment pressure and early repaid the loans after their short-term liquidity needs were fulfilled. In the six months between December 31, 2019 and June 30, 2020, early repayment accounted for 43% of the total attrition for the general unsecured loans and 70% of the total attrition for the secured loans that we had facilitated. Borrowers’ decisions whether to make early repayments can be affected by a number of factors such as early repayment fees we charge the borrowers, interest rate trends and the availability of other financing options in the market. In a falling interest rate environment, borrowers are more likely to early repay to refinance their loans at lower interest rates, whereas they are less likely to early repay loans when future borrowings would require a higher interest rate. As the fees for our products and services vary, our income and profitability are affected by the amount and mix of our products and services. In addition, the growth of our retail credit facilitation business is driven by our pricing capabilities for the loans that we facilitate.

Our wealth management business facilitates the offering of a full suite of products with broad risk and return profiles. In addition to wealth management products, we also offer personalized, value-added services. We receive service fees for these products and services. Our take rates differ across different product and service types. High customer loyalty on the platform improves our ability to facilitate the distribution of products with higher take rates, such as private investment funds and insurance products, and increases our bargaining power over product partners for higher take rates.

Collaboration with High Quality Third-Party Providers

Maintaining a healthy collaborative relationship with institutional funding partners is critical to our capital-light retail credit business model. In the first six months of 2020, 60.6% of all loans originated through our platform were funded directly by a total of 49 banks, and another 38.7% by trust plans representing an even larger number of diverse investors. In the first six months of 2020, none of our funding sources accounted for more than 10% of the funding for the loans originated through our platform. In addition, we collaborate with four third-party credit insurance partners, including primarily Ping An P&C. Sourcing borrowers with low credit risk provides value to both third-party funding partners and third-party credit enhancement partners and strengthens our relationships with both of them. As we continue to source high quality borrowers who require lower APRs, our collaboration with quality third-party partners who understand this segment of the market improves our ability to provide reasonably priced funding and credit enhancement solutions to our borrowers. We have achieved initial success in testing a model where we and our funding partners share more of the risks and more of the returns from loans, and we believe that we can build on this initial success as more funding partners become comfortable with our risk management capabilities and track record.

Our wealth management business seeks to establish, maintain and grow long-term relationships with financial institution investment product providers, including banks, trust companies, securities companies, insurance companies and fund management companies, in order to provide attractive investment opportunities to our platform investors. We facilitated the offering of approximately 8,600 products on our platform as of June 30, 2020, sourced from 429 institutional product providers. We need to maintain or increase the number, variety and quality of wealth management products on our platform in order to reliably facilitate the right products to the right investors.

Risk Management

Even as we limit the amount of direct credit risk we are willing to bear at any time, the end-to-end performance of our risk management system remains crucial to the success of our business. An accurate evaluation of credit risk is key to our ability to attract third-party partners. Risk management empowers us to identify creditworthy customers who have been underserved by traditional financial institutions, offer differentiated products to borrowers with different risks profiles, and improve our overall loan performance. Our mature collection framework and data collected from these efforts also represent an integral part of our advanced risk management system, enhancing our relationship with our funding partners and credit enhancement partners. Our DPD 30+ delinquency rate, which we define as the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans, remained at less than 0.7% for secured loans we facilitated and less than 1.9% for general unsecured loans we facilitated as of December 31, 2017, 2018 and 2019. See “Business—Overview—COVID-19 Impact” for the impact of the pandemic on delinquency rates in the first six months of 2020.

We take no investment risk on the wealth management products whose sale we facilitate through our platform. The risk management system for our wealth management business concentrates on suitability-related risk, which, if not handled properly, may result in losses that affect our financial performance. To better understand our platform investors’ risk tolerance, we have developed proprietary data-driven KYC models to supplement traditional investor questionnaires. For KYP purposes, we have built models to assign risk ratings to both investment products and their providers. Building upon our ability to accurately assess investors and products through our KYC and KYP systems, we have established an effective matching algorithm that automatically assess investor risk tolerance and product ratings to ensure that appropriate products and portfolios are offered to suitable investors. We believe that our ability to control suitability-related risk is essential to maintaining client satisfaction and promoting reinvestment on our platform.

Operational Efficiency

Our operational efficiency and cost structure have a large impact on the results of our business. Our variable costs are primarily comprised of sales and marketing expenses and operation and servicing expenses. Our sales and marketing expenses primarily relate to borrower acquisition expenses. Our fixed costs, which are primarily comprised of general and administrative expenses and technology and analytics expenses, benefit significantly from economies of scale. In particular, the application of advanced technology in our credit assessment and loan collection process scales up our capabilities without a proportionate increase in operational expenses. Our fixed costs as a percentage of our total income declined from 14.8% in 2017 to 10.0% in 2019. Our fixed costs as a percentage of our total income were 8.6% in the first six months of 2020.

Economic Conditions in China

The demand for retail credit facilitation and wealth management in China is dependent upon overall economic conditions. General economic factors, including GDP growth, the interest rate environment and unemployment rates, may affect borrowers’ willingness to seek loans and investors’ ability and desire to invest. The gradual slowing in the growth rate of the Chinese economy in recent years has created headwinds for our own growth. COVID-19 or trade tensions may have adverse long-term effects that could further reduce economic growth or cause the Chinese economy to contract. In addition, a decrease in individuals’ levels of disposable income may affect their creditworthiness and potentially lead to an increase in default rates, as well as potentially reduce the amount they are able to invest in wealth management products.

Regulatory Environment in China

The regulatory environment for retail credit facilitation and wealth management in China is developing and evolving, creating both challenges and opportunities that could affect our financial performance. The Chinese government has been putting the pieces in place for a new regulatory framework covering all aspects of our business. New regulations may result in both opportunities and challenges for us by weeding out weaker players, triggering consolidation within the industry and increasing compliance risk. We have a proven record of navigating complex regulatory changes over the last several years, as we have comprehensively overhauled our product offerings and business models, and we believe we are well positioned to embrace the opportunities arising from further changes. We will continue to make efforts to ensure that we are in compliance with the existing and new laws, regulations and governmental policies relating to our industry.

ON– AND OFF–BALANCE SHEET TREATMENT OF LOANS AND RISK EXPOSURE

Our business model is capital-light. As a loan facilitation platform, we have established diversified funding sources, including banks, trust plans and our own licensed microloan and consumer finance subsidiaries, to ensure that we have scalable and stable funding. We help banks to source prospective borrowers and the banks extend loans to select individuals among those prospective borrowers using their own funds. We also work with trust companies to set up trust plans with loans that we facilitated as the underlying assets. Our funding partners disburse the loans and earn the loan interest income and we earn retail credit facilitation service fees for the services we provide and guarantee income for the credit enhancement services we provide. Third-party funding sources supplied the overwhelming majority of the funding for the loans that we facilitated in 2019 and the first six months of 2020, with only the remaining funded by us directly through our licensed microloan and consumer finance companies. Those loans that are funded by us directly through our licensed microloan and consumer finance companies are recorded on our balance sheet at net carrying amount, whether or not third parties provide credit enhancement on those loans.

Due to the needs of investors in certain trust plans with loans we facilitated as the underlying assets, we hold subordinated tranches of the trust plans or put in guarantee deposits, so these trust plans yield variable residual returns to us from an accounting prospective. We therefore consolidate the loans under this trust funding model on our balance sheet under IFRS 10, even though the loans underlying the trust plans are substantially all funded by third-party investors and the loans are funded by the trust plans. Although the loans underlying the consolidated trust plans are recorded on our balance sheet, these trust plans are a capital-light funding source for us, with substantially all credit risks insured or guaranteed by credit enhancement partners, and they do not change our role as a loan facilitator by nature. As of June 30, 2020, we consolidated 51.8% of the outstanding balance of loans we facilitated with trusts as the funding source. All cashflows directly attributable to these on–balance sheet loans, including the contractual interest income, service fees, guarantee fees, and borrower acquisition expenses, are recorded as net interest income using the effective interest method in accordance with IFRS 9. As a result, the net carrying value of the loans we facilitated plus the interest receivables on those loans amounted to RMB80.9 billion (US$11.5 billion) as of June 30, 2020, which was recorded on our balance sheet.

As of June 30, 2020, we had credit risk exposure to only 2.8% of the outstanding balance of the loans we facilitated. The credit risk exposure between our third-party credit enhancement partners and ourselves is on a pari passu basis, meaning that we share losses in proportion to our respective guarantee arrangements. The parties that provide credit enhancement will indemnify the lender when the loans that we facilitated are 80 days past due. We need to record losses only to the extent of our exposed credit risk based on our guarantee products. For those loans that are less than 90 days past due, we will apply our estimation on the probability of default and loss given default under the expected credit loss impairment model to reach an amount of expected impairment losses which is charged to our income statement under impairment losses. If the loans are 90 days past due, we record our losses based on our best estimate of recoverable amount.

KEY OPERATING METRICS

We regularly review a number of operating metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.

	As of and For the Year Ended December 31,			As of and For the Six Months Ended June 30,
	2017	2018	2019	2019		2020
	(RMB billions, except number of investors and percentages)
Retail Credit Facilitation
Outstanding balance of loans facilitated	288.4	375.0	462.2	407.9		519.4
Percentage with risk exposure for our company	24.6%	5.3%	2.2%	3.1%		2.8%
Off–balance sheet	188.2	339.5	414.0	380.2		438.2
Without credit risk exposure	180.1	335.0	409.4	375.4		430.2
With credit risk exposure	8.1	4.6	4.6	4.8		8.1
On–balance sheet	100.2	35.5	48.2	27.7		81.2
Without credit risk exposure	37.5	20.0	42.7	20.0		74.6
With credit risk exposure	62.8	15.4	5.5	7.6		6.6
Volume of new loans facilitated	343.8	397.0	493.7	227.9		284.5
Off–balance sheet	180.1	321.1	440.7	214.5		223.5
On–balance sheet	163.7	75.8	53.0	13.4		61.0
Weighted average contractual tenor (months)(1)
General unsecured products	34.1	34.8	35.2	35.2		35.1
Secured products	29.5	35.7	35.9	35.8		36.0
Retail credit facilitation service related income over average outstanding balance of loans facilitated(2)	11.4%	11.1%	10.6%	11.2	%(3)	10.0	%(3)
Wealth Management
Number of registered users (millions)	33.8	40.4	44.0	42.7		44.7
Number of active investors (millions)	9.6	11.2	12.5	11.6		12.8
Total client assets	461.7	369.4	346.9	367.4		374.7
Current products	125.3	182.5	243.6	197.9		326.9
Legacy products	336.4	186.9	103.3	169.5		47.8

(1)	Calculated as contractual tenor weighted by volume of new loans facilitated
(2)

Calculated as the sum of retail credit facilitation service fee, net interest income, guarantee income and the penalty fees and account management fees divided by the average outstanding balance of loans facilitated for each period.

(3)	Annualized

KEY COMPONENTS OF OUR RESULTS OF OPERATIONS

Income

As a result of our capital-light business model, the majority of our income is fee-based income. Technology platform–based income represents our core income and accounted for 83.5% of our total income in the first six months of 2020, as compared with 61.9% in 2017. Technology platform–based income comprises two kinds of fees: retail credit facilitation service fees and wealth management transaction and service fees. Our retail credit business generates a mixture of retail credit facilitation service fees, net interest income and guarantee income, while our wealth management business primarily generates wealth management transaction and service fees.

Our on–balance sheet loans include loans that we fund ourselves directly through our licensed microloan and consumer finance subsidiaries and loans that we fund indirectly through consolidated trust plans that generate interest income recognized under IFRS 9. Our off–balance sheet loans generate retail credit facilitation service fees recognized under IFRS 15 and guarantee income to the extent that we supply part of the credit enhancement service. Although the underlying business arrangements might be similar, the application of IFRS 15 or IFRS 9 can have an impact on the timing and amount of fee or interest income recognition. Early repayment of loans by borrowers will reduce the number of months that the fees or interest income are being recognized and thus affect the total amount of fees or interest income in absolute terms.

The following table sets forth the breakdown of our total income, both in absolute amounts and as percentages of our total income, for the years and periods indicated:

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2017		2018		2019			2019		2020
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in millions, except percentages)
Technology platform–based income:
Retail credit facilitation service fees	15,336	55.1	29,576	73.0	39,325	5,566	82.2	19,015	81.1	20,754	2,938	80.8
Wealth management transaction and service fees	1,885	6.8	2,645	6.5	2,604	369	5.4	1,492	6.4	699	99	2.7

Total technology platform–based income	17,221	61.9	32,221	79.6	41,929	5,935	87.7	20,507	87.5	21,453	3,036	83.5
Net interest income	7,256	26.1	5,894	14.6	3,909	553	8.2	2,172	9.3	2,998	424	11.7
Guarantee income	1,456	5.2	814	2.0	465	66	1.0	314	1.3	170	24	0.7
Other income	810	2.9	508	1.3	879	124	1.8	329	1.4	656	93	2.6
Investment income	1,060	3.8	1,017	2.5	579	82	1.2	100	0.4	447	63	1.7
Share of net profits of investments accounted for using the equity method	16	0.1	46	0.1	73	10	0.2	25	0.1	(41)	(6)	(0.2)

Total income	27,819	100.0	40,500	100.0	47,834	6,770	100.0	23,446	100.0	25,684	3,635	100.0

Technology platform–based income

Technology platform–based income includes retail credit facilitation service fees and wealth management transaction and service fees.

Retail credit facilitation service fees

Retail credit facilitation services consist of both loan facilitation services and post-origination services, which are considered to be two distinctive services under one product provided to our borrowers and funding partners. Loan facilitation services include credit assessment of the borrower, facilitating loans from the funding partner to the borrower and providing technical assistance to the borrower and the funding partner. Post-origination services include repayment reminders, loan data management, and collection services.

The following table sets forth the breakdown of our retail credit facilitation service fees for the years and periods indicated:

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2017		2018		2019		2019		2020
	(RMB millions)	(%)	(RMB millions)	(%)	(RMB millions)	(%)	(RMB millions)	(%)	(RMB millions)	(%)
Loan facilitation service fees	5,092	33.2	8,295	28.0	9,716	24.7	5,135	27.0	4,378	21.1
Post-origination service fees	10,244	66.8	21,281	72.0	29,608	75.3	13,880	73.0	16,376	78.9

Total retail credit facilitation service fees	15,336	100.0	29,576	100.0	39,325	100.0	19,015	100.0	20,754	100.0

We do not provide loan facilitation services or post-origination services on a standalone basis. Because retail credit facilitation service fees are recognized upon completion of different performance obligations, they include the service fees for both the off–balance sheet loans newly facilitated during the current financial year and those had been facilitated in previous years.

The following table sets forth the retail credit facilitation service fees that are expected to arise from the remaining performance of long-term contracts for our retail credit facilitation service as of June 30, 2020. Upon the fulfillment of the obligations under service contracts, the fees are expected to be recognized in the respective periods in the amounts as described in the table below given the best estimated loan repayment time. The actual amount that we recognize is subject to the actual repayment behavior of borrowers, which may differ from the estimation in our model. If early repayment increases, the total service fee expected to be paid by the borrowers decreases, thus decreasing the revenue we recognize for each of the loans facilitated, and the reverse is true if early repayment decreases. Although the estimate of loan repayment time represents our best estimate based on the information that is currently available to us, there is no assurance that the actual loan repayment time will not deviate from our best estimate, which in turn would affect the amounts of retail credit facilitation service fees in the respective expected periods of recognition.

Retail credit facilitation service fees	July 2020 to December 2020		2021		2022		January 2023 to June 2023		Total
	(RMB millions, except percentages)
Expected period of recognition	15,188	37.9%	17,712	44.2%	6,473	16.2%	680	1.7%	40,053	100.0%

When predicting the repayment behavior of borrowers and effective tenor of loans, historical early repayment data is the key indicator of future trends. On a regular basis, we review the actual early repayments that have occurred and adjust the early repayment assumption used in revenue recognition to reflect our best estimate of the effective tenor for outstanding loans.

The table below sets forth the estimated effective tenor of loans, after considering assumptions of early repayment, as of December 31, 2019 and June 30, 2020.

	As of
	December 31, 2019	June 30, 2020
	(months)
General unsecured loans	21.41	20.19
Secured loans	15.92	12.90

The table below sets forth the impact of changes in estimated effective tenor on retail credit facilitation service fees of RMB40,053 million expected as of June 30, 2020 to be recognized in the remaining period of the loans when the remaining performance obligations are satisfied.

	General unsecured loans	Secured loans	Total
	(RMB millions)
Change in estimated effective tenor
–1 month	(3,127)	(358)	(3,485)
+1 month	3,127	358	3,485

Changes to our funding mix such as the discontinuation of funding from peer-to-peer individual investors have not been a constraint on our growth, and volume of new loans facilitated continued to steadily grow as we successfully replaced the funding from peer-to-peer individual investors with other sources. See “Business—Retail Credit Facilitation—Funding Sources.”

Wealth management transaction and service fees

Wealth management transaction and service fees consist primarily of fees from current products and fees from legacy products. Fees from current products are primarily generated from asset management plans, bank products, mutual funds, trust plans and other service fees such as technology service fees and service fees related to certain non-core businesses. Fees from legacy products mainly include fees for facilitating the offer of B2C and peer-to-peer product-related value-added services to wealth management investors. A portion of the fees from peer-to-peer product-related value-added services are recognized over the life of the products. Peer-to-peer-related loan facilitation service fees that we charge to our borrowers are recognized as retail credit facilitation service fees.

We ceased to facilitate the offering of B2C products in the second half of 2017 and peer-to-peer products in August 2019. These legacy products accounted for 82.4% of our wealth management transaction and service fees for the year ended December 31, 2019 and 40.5% for the six months ended June 30, 2020. We generate fees from peer-to-peer product-related value-added services in proportion to the outstanding client assets balance and such fees will continue to contribute to our revenue with a declining proportion before it completely runs off in 2022. B2C products have run off completely and will have no impact on our future revenues.

The following table sets forth the breakdown of our wealth management transaction and service fees for the years and periods indicated:

	In the Year Ended December 31,			In the Six Months Ended June 30,
	2017	2018	2019	2019	2020
	(RMB millions)
Current products
Asset management plan products	31	85	139	56	78
Bank products	—	3	89	16	137
Mutual fund products	46	126	69	36	26
Trust products	—	—	31	—	68
Other products(1)	1	3	3	1	2
Other service fees(2)	200	190	129	106	106

Current products	279	406	459	215	416
Legacy products	1,606	2,239	2,146	1,277	283

Total	1,885	2,645	2,604	1,492	699

Notes:

(1)	Other products mainly include stocks and insurance products.
(2)

Other service fees primarily relate to technology service fees and a non-core business that involves the facilitation of financial assets trading among financial institutions. The income is primarily based on trading volume.

For more details on the average take rates of current products, see “Business—Wealth Management—Products and Product Partners.”

Net interest income

Net interest income consists primarily of net interest income from consolidated trusts and microloans and consumer finance. Due to regulatory changes in December 2017, we no longer funded the loans made by our microloan subsidiaries on a large scale. In late 2018, we began to introduce a third-party funded trust plan model under which some, but not all, of the trust plans required consolidation under IFRS 10. Under IFRS 10, we consolidate those trust plans over which we have control and from which we receive variable returns which are affected by our control over these trust plans. Consequently, we recognize net interest income based on the cashflows directly attributable to loans funded by these consolidated trust plans using the effective interest rate method. Hence, borrower acquisition expenses from such third-party funded trust plans are recognized as offsetting net interest income under IFRS 9. However, we only bear limited credit risk even in the trusts that we consolidate, consistent with our capital-light model. In June 2020, we also started to serve consumers under our newly licensed consumer finance subsidiary. See “Business—Retail Credit Facilitation—Funding Sources—Trusts” and “—On– and Off–Balance Sheet Treatment of Loans and Risk Exposure.”

The following table sets forth the breakdown of our net interest income for the years and periods indicated. Net interest income accounted for 8.2% of our total income in 2019 and 11.7% of our total income in the first six months of 2020.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions)
Consolidated trust plans:
Interest income	—	—	2,030	287	307	4,175	591
Interest expense	—	—	(965)	(137)	(132)	(1,825)	(258)

Net interest income from consolidated trust plans:	—	—	1,066	151	175	2,351	333
Microloans and consumer finance:
Interest income	14,514	10,243	2,896	410	2,029	649	92
Interest expense	(7,258)	(4,349)	(52)	(7)	(32)	(1)	(0)

Net interest income from microloans and consumer finance	7,256	5,894	2,844	402	1,997	647	92

Net interest income	7,256	5,894	3,909	553	2,172	2,998	424

Guarantee income

As part of our integrated capital-light business model, no matter whether under our bank-funding model or trust-funding model, our third-party credit enhancement partners provide the majority of the credit enhancement. We earn guarantee income as a return to our credit risk exposure to the extent that we provide credit enhancement service for loans we facilitate. We do not provide guarantees as a stand-alone service for loans that we did not facilitate. Guarantee income consists primarily of the fees we charge to our borrowers for the guarantee services we provide on loan products. Guarantee income accounted for 1.0% of our total income in 2019 and 0.7% of our total income in the first six months of 2020.

Other income

Other income consists primarily of account management service fees and penalty fees. Account management service fees represent service fees charged to credit enhancement partners for reminder services provided to them for loans facilitated by us that are covered by their credit enhancement services. Penalty fee income represents both late payment fees and early repayment fees paid by borrowers. Other income accounted for 1.8% of our total income in 2019 and 2.6% of our total income in the first six months of 2020.

Investment income

Investment income primarily consists of interest income and realized and unrealized gains and losses on financial assets and financial investments. Historically, the financial assets and investments have mainly consisted of asset management plans, mutual fund investments, trust plans, factoring products, structured deposits, bank wealth management products and debt investments. We mainly invest with an aim to balance capital preservation and liquidity needs. Investment income accounted for 1.2% of our total income in 2019 and 1.7% of our total income in the first six months of 2020.

Total Expenses

Our expenses include sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses, among others. The following table sets forth the breakdown of our expenses, both in absolute amounts and as percentages of our total income, for the years and periods indicated:

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2017		2018		2019			2019		2020
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in millions, except percentages)
Sales and marketing expenses	7,451	26.8	10,767	26.6	14,931	2,113	31.2	7,108	30.3	8,620	1,220	33.6
General and administrative expenses	2,823	10.1	2,796	6.9	2,853	404	6.0	1,519	6.5	1,348	191	5.2
Operation and servicing expenses	3,072	11.0	4,367	10.8	5,471	774	11.4	2,497	10.6	2,819	399	11.0
Technology and analytics expenses	1,302	4.7	1,659	4.1	1,952	276	4.1	864	3.7	849	120	3.3
Credit impairment losses	—	—	935	2.3	1,863	264	3.9	470	2.0	1,099	156	4.3
Asset impairment losses	3,736	13.4	7	0.0	135	19	0.3	(0)	(0.0)	—	—	—
Finance costs	1,297	4.7	900	2.2	1,520	215	3.2	830	3.5	887	126	3.5
Other gains/(losses) – net	(225)	(0.8)	420	1.0	(325)	(46)	(0.7)	(190)	(0.8)	(46)	(6)	(0.2)

Total expenses	19,455	69.9	21,850	54.0	28,400	4,020	59.4	13,099	55.9	15,576	2,205	60.6

Sales and marketing expenses

Sales and marketing expenses consist primarily of borrower acquisition expenses, investor acquisition and retention expenses, and general sales and marketing expenses. Sales and marketing expenses account for a large percentage of our total expenses, and we expect that this will continue to be the case going forward.

Our borrower acquisition expenses mainly represent the expenses we incur for off–balance sheet loan facilitation as compensation to our sales employees and third-party channels. Borrower acquisition expenses are capitalized and amortized on a systematic basis consistent with revenue recognition. For our on–balance sheet loans, as part of the cashflows directly attributable to the loans, the corresponding expenses were reflected in net interest income rather than in borrower acquisition expenses, in accordance with IFRS 9.

Our business model for our retail credit business relies on sales channels, both our own and third-party ones, that employ large numbers of personnel. For example, we had over 56,000 employees in direct sales and over 4,000 employees in online telemarketing as of June 30, 2020.

The following table sets forth the breakdown of our borrower acquisition costs, both in absolute amounts and percentages of total borrower acquisition costs, for the periods indicated:

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2017		2018		2019			2019		2020
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except percentages)							(in millions, except percentages)
Direct sales	981	41.7	2,045	42.3	3,646	516	41.8	1,785	42.0	2,513	356	42.5
Channel partners	874	37.1	1,863	38.5	3,925	556	45.1	1,855	43.6	2,810	398	47.6
Online and telemarketing	499	21.2	930	19.2	1,143	162	13.1	613	14.4	583	83	9.9

Total borrower acquisition costs	2,355	100.0	4,838	100.0	8,715	1,233	100.0	4,252	100.0	5,906	836	100.0

The borrower acquisition costs were all related to the off–balance sheet loans. The percentage of borrower acquisition costs paid to our direct sales team was consistent year over year while our borrower acquisition focus has shifted towards our channel partners and our direct sales channel as we continue to focus our sales and marketing efforts on a higher borrower quality and thus lower credit risk target customer segment.

Our investor acquisition and retention expenses mainly represent the costs incurred to acquire and retain investors. These included primarily expenses for our member referral channel and our online direct marketing channel. The expenses for our online direct marketing channel consist primarily of incentives paid for new investor referrals, coupons, and online marketing expenses.

The following table sets forth the breakdown of our investor acquisition and retention costs, both in absolute amounts and percentages of total investor acquisition and retention costs, for the periods indicated:

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2017		2018		2019			2019		2020
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except percentages)							(in millions, except percentages)
Ping An ecosystem	307	42.2	495	45.5	476	67	53.1	205	58.3	209	30	52.6
Online direct marketing	316	43.5	500	46.0	324	46	36.7	106	30.1	155	22	38.9
Member referral	104	14.3	92	8.5	89	13	10.2	41	11.6	34	5	8.5

Total investor acquisition and retention costs	727	100.0	1,087	100.0	889	126	100.0	353	100.0	399	56	100.0

The investor acquisition and retention fee rate is relatively stable within each channel year over year, but we may change the channel mix from time to time as necessary to implement our strategy.

Our general sales and marketing expenses mainly represent payroll and related expenses for personnel engaged in marketing, brand promotion costs, consulting service fees, business development costs and other marketing and advertising costs.

The following table sets forth the breakdown of our sales and marketing expenses, both in absolute amounts and as percentages of our total sales and marketing expenses, for the periods indicated:

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2017		2018		2019			2019		2020
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in millions, except percentages)
Borrower acquisition	2,355	31.6	4,838	44.9	8,715	1,233	58.4	4,252	59.8	5,906	836	68.5
Investor acquisition and retention	727	9.8	1,087	10.1	889	126	6.0	353	5.0	399	56	4.6
General sales and marketing expenses	4,370	58.6	4,842	45.0	5,328	754	35.7	2,504	35.2	2,316	328	26.9

Total sales and marketing expenses	7,451	100.0	10,767	100.0	14,931	2,113	100.0	7,108	100.0	8,620	1,220	100.0

General and administrative expenses

General and administrative expenses consist primarily of employee benefit expenses and office rentals that are not included in sales and marketing, operation and servicing, or technology and analytics expenses, tax surcharges, consulting service fees, business entertainment costs and other expenses.

Operation and servicing expenses

Operation and servicing expenses consist primarily of (i) platform operation expenses, which mainly represent the expenses to external payment networks and partner banks for processing transactions, (ii) loan servicing expenses that are associated with facilitating and servicing loans, which mainly represent the expenses related to credit assessment, customer and system support, payment processing services and collection, (iii) the cost of operating consolidated trust plans and (iv) salaries and benefits for personnel associated operation and servicing.

Technology and analytics expenses

Technology and analytics expenses consist primarily of the expenses with respect to research and development expenses and maintenance expenses related our technology systems, technology service fees, as well as depreciation and salaries and benefits for IT personnel.

Impairment Losses

We adopted IFRS 9 on January 1, 2018, using a modified retrospective method. Results for reporting periods beginning after January 1, 2018 are presented under IFRS 9, while prior period amounts are not adjusted and continue to be reported in accordance with incurred losses. Under the incurred loss model, we recognize impairments related to financial assets within asset impairment losses, while under IFRS 9 we used an expected loss model to determine and recognize impairments, which were recorded within credit impairment losses.

The following table sets forth credit and asset impairment losses for the years ended December 31, 2017, 2018 and 2019, and the six months ended June 30, 2019 and 2020:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018	2019	2019	2020
	(RMB millions)
Credit impairment losses	—	935	1,863	470	1,099
Asset impairment losses	3,736	7	135	(0)	—

Total	3,736	942	1,998	470	1,099

The following table sets forth the key components of impairment losses for the years ended December 31, 2017, 2018 and 2019, and the six months ended June 30, 2019 and 2020:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018	2019	2019	2020
	(RMB millions)
Loan-related(1)	3,726	813	761	325	1,145
Investment-related(2)	15	122	1,011	122	(61)
Others(3)	(5)	7	226	24	14

Total	3,736	942	1,998	470	1,099

(1)

Loan-related impairment losses consist of actual and expected losses from loan to customers, accounts and other receivables and contract assets related to our retail credit facilitation business and guarantee contracts.

(2)	Investment related impairment losses consist of losses from financial assets at amortized cost.
(3)	Other impairment losses primarily consist of losses from accounts and other receivables related to wealth management business, goodwill and intangible assets.

The investment-related impairment losses of RMB1.0 billion (US$0.1 billion) in 2019 mainly relate to impairment losses of legacy B2C-related financial assets at amortized cost. To facilitate the exit of investors after we discontinued our facilitation of the offering of B2C products in the second half of 2017, as a one-time event, we decided to repurchase certain trust plans, asset management plans and debt investments, and subsequently there were impairment costs on these assets. The increase in loan-related impairment losses in the first half of 2020 was primarily due to the growth of both risk-bearing loan balance on our balance sheet and guarantee exposure off–balance sheet as a result of our business growth, and the growth in provision in accounts receivables and contract assets related to our retail credit facilitation business caused by the COVID-19 pandemic.

Finance Costs

Finance cost primarily consists of the interest expenses in connection with our convertible promissory note issued in October 2015 for acquiring our retail credit facilitation business, interest expenses on the debt component of the convertible redeemable preferred shares, and the interest expenses of our bank borrowings for general corporate operations that are not related to our retail credit facilitation business. We issued Class C ordinary shares to certain investors in November 2018 and January 2019. As these investors have certain preferences over holders of other classes of shares and Class C ordinary shares can be converted to ordinary shares or redeemed in cash under certain circumstances, the Class C ordinary shares are recorded as convertible redeemable preferred shares in the consolidated financial statements. Please refer to Note 3.21 of the consolidated financial statements for the accounting policy related to convertible redeemable preferred shares.

TAXATION

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Before April 1, 2018, our subsidiaries incorporated in Hong Kong were subject to Hong Kong profit tax at a rate of 16.5%. Since April 1, 2018, our subsidiaries incorporated in Hong Kong have been subject to Hong Kong profit tax at a rate of 8.25% on assessable profits up to HK$2,000,000 (US$258,061) and 16.5% on any part of assessable profits over that amount. No Hong Kong profit tax has been levied on us as we did not have assessable profit that was earned in or derived from our Hong Kong subsidiary during the periods included in this prospectus. Hong Kong does not impose a withholding tax on dividends.

Singapore

Singapore has an income tax rate of 17%. No Singapore income tax has been levied on us as we did not have estimated assessable profit that was subject to Singapore income tax during the periods included in this prospectus.

China

Generally, our subsidiaries and consolidated affiliated entities incorporated in China are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. Some of our subsidiaries are entitled to a favorable statutory tax rate of 15% under the Western Development Strategy or because of their qualifications as “High and New Technology Enterprises”, or because of favorable local tax treatment.

We are subject to value added tax, or VAT, at rates from 3% to 13%, and in the past at rates of up to 17%, on the services we provide to borrowers and investors, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. VAT has been phased in since 2012 to replace the business tax that was previously applicable to the services we provide. During the periods presented, we were not subject to business tax on the services we provide.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Income tax expenses

For the years ended December 31, 2017, 2018 and 2019, our income tax expenses were RMB2.3 billion, RMB5.1 billion and RMB6.1 billion (US$0.9 billion), respectively. Our income tax expenses were RMB2.8 billion (US$0.4 billion) for the first six months of 2020. Our effective tax rate was 31.5% for 2019 and 28.1% for the first six months of 2020. Our effective tax rate during these periods was higher than the PRC enterprise income tax rate of 25% primarily because a significant amount of our expenses are not deductible for tax purposes, including expenses of certain one-off marketing and other activities.

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated results of operations for the period indicated, both in absolute amounts and as percentages of our total income. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2017		2018		2019			2019		2020
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in millions, except percentages)
Technology platform–based income:
Retail credit facilitation service fees:
Loan facilitation service fees	5,092	18.3	8,295	20.5	9,716	1,375	20.3	5,135	21.9	4,378	620	17.0
Post-origination service fees	10,244	36.8	21,281	52.5	29,608	4,191	61.9	13,880	59.2	16,376	2,318	63.8

Retail credit facilitation service fees	15,336	55.1	29,576	73.0	39,325	5,566	82.2	19,015	81.1	20,754	2,938	80.8
Wealth management transaction and service fees	1,885	6.8	2,645	6.5	2,604	369	5.4	1,492	6.4	699	99	2.7

Total technology platform–based income	17,221	61.9	32,221	79.6	41,929	5,935	87.7	20,507	87.5	21,453	3,036	83.5
Net interest income	7,256	26.1	5,894	14.6	3,909	553	8.2	2,172	9.3	2,998	424	11.7
Guarantee income	1,456	5.2	814	2.0	465	66	1.0	314	1.3	170	24	0.7
Other income	810	2.9	508	1.3	879	124	1.8	329	1.4	656	93	2.6
Investment income	1,060	3.8	1,017	2.5	579	82	1.2	100	0.4	447	63	1.7
Share of net profits of investments accounted for using the equity method	16	0.1	46	0.1	73	10	0.2	25	0.1	(41)	(6)	(0.2)
Total income	27,819	100.0	40,500	100.0	47,834	6,770	100.0	23,446	100.0	25,684	3,635	100.0
Sales and marketing expenses:
Borrower acquisition	(2,355)	(8.5)	(4,838)	(11.9)	(8,715)	(1,233)	(18.2)	(4,252)	(18.1)	(5,906)	(836)	(23.0)
Investor acquisition and retention	(727)	(2.6)	(1,087)	(2.7)	(889)	(126)	(1.9)	(353)	(1.5)	(399)	(56)	(1.6)
General sales and marketing expenses	(4,370)	(15.7)	(4,842)	(12.0)	(5,328)	(754)	(11.1)	(2,504)	(10.7)	(2,316)	(328)	(9.0)

Sales and marketing expenses	(7,451)	(26.8)	(10,767)	(26.6)	(14,931)	(2,113)	(31.2)	(7,108)	(30.3)	(8,620)	(1,220)	(33.6)
General and administrative expenses	(2,823)	(10.1)	(2,796)	(6.9)	(2,853)	(404)	(6.0)	(1,519)	(6.5)	(1,348)	(191)	(5.2)
Operation and servicing expenses	(3,072)	(11.0)	(4,367)	(10.8)	(5,471)	(774)	(11.4)	(2,497)	(10.6)	(2,819)	(399)	(11.0)
Technology and analytics expenses	(1,302)	(4.7)	(1,659)	(4.1)	(1,952)	(276)	(4.1)	(864)	(3.7)	(849)	(120)	(3.3)
Credit impairment losses	—	—	(935)	(2.3)	(1,863)	(264)	(3.9)	(470)	(2.0)	(1,099)	(156)	(4.3)
Asset impairment losses	(3,736)	(13.4)	(7)	(0.0)	(135)	(19)	(0.3)	0	0.0	—	—	—
Finance costs	(1,297)	(4.7)	(900)	(2.2)	(1,520)	(215)	(3.2)	(830)	(3.5)	(887)	(126)	(3.5)
Other gains/(losses) – net	225	0.8	(420)	(1.0)	325	46	0.7	190	0.8	46	6	0.2
Total expenses	(19,455)	(69.9)	(21,850)	(54.0)	(28,400)	(4,020)	(59.4)	(13,099)	(55.9)	(15,576)	(2,205)	(60.6)
Profit before income tax	8,364	30.1	18,649	46.0	19,434	2,751	40.6	10,347	44.1	10,108	1,431	39.4
Less: Income tax expenses	(2,337)	(8.4)	(5,073)	(12.5)	(6,117)	(866)	(12.8)	(2,869)	(12.2)	(2,836)	(401)	(11.0)

Net profit	6,027	21.7	13,576	33.5	13,317	1,885	27.8	7,478	31.9	7,272	1,029	28.3

Six months ended June 30, 2020 compared to six months ended June 30, 2019

Technology Platform–based Income

Our technology platform–based income increased by 4.6% from RMB20.5 billion in the six months ended June 30, 2019 to RMB21.5 billion (US$3.0 billion) in the six months ended June 30, 2020. This increase was primarily due to an increase in retail credit facilitation service fees, partially offset by a decrease in wealth management transaction and service fees.

Retail credit facilitation service fee

Our retail credit facilitation service fees increased by 9.1% from RMB19.0 billion in the six months ended June 30, 2019 to RMB20.8 billion (US$2.9 billion) in the six months ended June 30, 2020. This increase was primarily due to an increase of 18.0% in post-origination service fees from RMB13.9 billion in the six months ended June 30, 2019 to RMB16.4 billion (US$2.3 billion) in the six months ended June 30, 2020, partially offset by a decrease of 14.7% in loan facilitation service fees from RMB5.1 billion in the six months ended June 30, 2019 to RMB4.4 billion (US$0.6 billion) in the six months ended June 30, 2020. The proportionately slower growth of our retail credit facilitation service fees was mainly due to early repayments by borrowers and changes in funding mix that affected the scope of services we provided.

Our loan facilitation service fees decreased despite the 4.2% growth of volume of new off–balance sheet loans mainly due to the impact from early repayment by borrowers, as well as funding mix changes for loans facilitated and resultant revenue recognition. More loan facilitation service fees were recognized upfront if the loans were funded by our peer-to-peer platform given additional investor and borrower matching services provided. As we stopped using our peer-to-peer platform as a funding source in August 2019, a lower portion of retail credit facilitation service fees was recognized upfront as loan facilitation service fees in the six months ended June 30, 2020 compared with the same period in 2019 when we still were funding loans with our peer-to-peer platform.

The increase in post-origination service fees was primarily due to the successive years of high growth in the outstanding balance of off–balance sheet loans facilitated through our platform since 2017, partly offset by the impact from early repayment by borrowers in the first six months ended June 30, 2020. As the loans that we facilitated for our funding partners have contractual tenors as long as 36 months and the post-origination service fees are recognized upon completion of obligations throughout the life cycle of the loans products, the increase of loans facilitated through our platform through previous years which we continued to serve in the six months ended June 30, 2020 still contributed to our post-origination service fees in the six months ended June 30, 2020. Therefore, our post-origination service fees were less impacted by changes in the pricing for our services during the period.

Wealth management transaction and service fee

Our wealth management transaction and service fees decreased by 53.1% from RMB1.5 billion in the six months ended June 30, 2019 to RMB0.7 billion (US$0.1 billion) in the six months ended June 30, 2020. This decrease was primarily attributable to a decrease of 77.8% in our transaction and service fees for legacy products from RMB1.3 billion in the six months ended June 30, 2019 to RMB0.3 billion (US$40 million) in the six months ended June 30, 2020, partially offset by an increase of 93.4% in service fees for current products from RMB0.2 billion in the six months ended June 30, 2019 to RMB0.4 billion (US$0.1 billion) in the six months ended June 30, 2020. Transaction and service fees for legacy products decreased between these two periods primarily because we discontinued our facilitation of peer-to-peer products in August 2019.

Net Interest Income

Our net interest income increased by 38.1% from RMB2.2 billion in the six months ended June 30, 2019 to RMB3.0 billion (US$0.4 billion) in the six months ended June 30, 2020.

Consolidated trust plans

Our net interest income from consolidated trust plans increased from RMB0.2 billion in the six months ended June 30, 2019 to RMB2.4 billion (US$0.3 billion) in the six months ended June 30, 2020. In late 2018, we began to introduce a third-party funded trust plan model under which some, but not all, of the trust plans are required to be consolidated under IFRS 10. The increase of interest income from consolidated trust plans from RMB0.3 billion in the six months ended June 30, 2019 to RMB4.2 billion (US$0.6 billion) in the six months ended June 30, 2020, and the increase of interest expenses from RMB 0.1 billion in the six months ended June 30, 2019 to RMB1.8 billion (US$0.3 billion) in the six months ended June 30, 2020, were both mainly driven by our increased use of such trust plan funding. Our average balance of loans originated by consolidated trust plans increased over ninefold from RMB5.6 billion in the six months ended June 30, 2019 to RMB58.5 billion (US$8.3 billion) in the six months ended June 30, 2020. Interest income represents interest income receivable by loans funded by these trust plans while interest expenses represent interests payable by these consolidated trust plans to their investors.

Microloans and Consumer Finance

Our net interest income from microloans and consumer finance decreased from RMB2.0 billion in the six months ended June 30, 2019 to RMB0.6 billion (US$0.1 billion) in the six months ended June 30, 2020, as we no longer funded loans directly through our microloan subsidiaries on a large scale and the outstanding balance of such loans continued to decline. The decrease in interest income from microloans and consumer finance from RMB2.0 billion in the six months ended June 30, 2019 to RMB0.6 billion (US$92 million) in the six months ended June 30, 2020 was mainly driven by the 76% decrease in the average balance of loans disbursed by our microloan and consumer finance subsidiaries from RMB26.0 billion to RMB6.2 billion (US$0.9 billion). Interest expenses from microloans and consumer finance decreased from RMB32 million in the six months ended June 30, 2019 to RMB1 million (US$0.2 million) in the six months ended June 30, 2020, as a significant portion of the asset-backed securities we used to securitize the loans made by our microloan subsidiaries came to maturity in 2019 and the balance was continuously declining in the six months ended June 30, 2020. Therefore, we ceased to incur any meaningful interest expenses payable to investors in asset-backed securities.

Guarantee Income

Our guarantee income decreased by 45.7% from RMB0.3 billion in the six months ended June 30, 2019 to RMB0.2 billion (US$24 million) in the six months ended June 30, 2020. This decrease was primarily attributable to more collaboration with credit enhancement partners.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 21.3% from RMB7.1 billion in the six months ended June 30, 2019 to RMB8.6 billion (US$1.2 billion) in the six months ended June 30, 2020.

Borrower acquisition expenses

Our borrower acquisition expenses increased by 38.9% from RMB4.3 billion in the six months ended June 30, 2019 to RMB5.9 billion (US$0.8 billion) in the six months ended June 30, 2020. Our borrower acquisition expenses primarily represent the expenses we incur as compensation for new loans facilitated through our platform that generated retail credit facilitation service fees, both for loans facilitated in the six months ended June 30, 2020 and for loans facilitated in prior years whose remaining balance and tenor of obligations had not lapsed.

Borrower acquisition expenses are considered incremental costs to obtain the contracts and are capitalized and amortized throughout the life cycle of the loan products in a systematic basis consistent with revenue recognition until the service period has ended due to repayment or maturity of loans. As our loan products have contractual tenors as long as 36 months, the increase in borrower acquisition costs and loans facilitated in 2018 and 2019 which we continued to serve in the six months ended June 30, 2020 had a brought forward incremental impact on the borrower acquisition expenses in the six months ended June 30, 2020.

The increase in borrower acquisition expenses was primarily due to higher borrower acquisition costs as a percentage of volume of new loans facilitated and the successive growth in new loans facilitated in 2018 and 2019. In 2018 and 2019, we recorded increases of 80.4% and 21.9%, respectively, in the outstanding balance of the off–balance sheet loans facilitated through our platform, from RMB188.2 billion in 2017 to RMB339.5 billion in 2018 and RMB414.0 billion (US$59.5 billion) in 2019. In the six months ended 2020, we recorded an increase of 15.3% in the outstanding balance of the off–balance sheet loans facilitated through our platform, from RMB380.2 billion as of June 30, 2019 to RMB438.2 billion (US$62.0 billion) as of June 30, 2020. Consequently, our borrower acquisition expenses increased more rapidly than the growth of the corresponding types of loans in the six months ended June 30, 2020. The increase in our borrower acquisition expenses in the six months ended June 30, 2020 was also partly offset by adjustment to our borrower acquisition cost structure.

Investor acquisition and retention expenses

Our investor acquisition and retention expenses increased by 13.1% from RMB353 million in the six months ended June 30, 2019 to RMB399 million (US$56 million) in the six months ended June 30, 2020. The increase was mainly due to a 34.2% increase in client assets of current products in the six months ended June 30, 2020, as compared to an 8.4% increase in client assets of current products in the six months ended June 30, 2019.

General sales and marketing expenses

Our general sales and marketing expenses decreased by 7.5% from RMB2.5 billion in the six months ended June 30, 2019 to RMB2.3 billion (US$0.3 billion) in the six months ended June 30, 2020 primarily due to a decrease in marketing activities and promotion costs caused by the COVID-19 pandemic.

General and Administrative Expenses

Our general and administrative expenses decreased by 11.3% from RMB1.5 billion in the six months ended June 30, 2019 to RMB1.3 billion (US$0.2 billion) in the six months ended June 30, 2020. This decrease was primarily due to a decrease in our headcount and our back office operations as we streamlined our business operations.

Operation and Servicing Expenses

Our operation and servicing expenses increased by 12.9% from RMB2.5 billion in the six months ended June 30, 2019 to RMB2.8 billion (US$0.4 billion) in the six months ended June 30, 2020. This increase was primarily due to the growth of our outstanding balance of loans facilitated by 27.4% from RMB407.9 billion as of June 30, 2019 to RMB519.4 billion (US$73.5 billion) as of June 30, 2020, as well as increased payment processing expenses in line with the volume of loan repayments, and partially offset by improved efficiency in loan approval and collection.

Technology and Analytics Expenses

Our technology and analytics expenses decreased by 1.8% from RMB0.9 billion in the six months ended June 30, 2019 to RMB0.8 billion (US$0.1 billion) in the six months ended June 30, 2020. Our technology and analytics expenses largely remained flat due to our continual investment in technology and improvement of operating efficiency.

Impairment Losses

Our impairment losses, including credit impairment losses and asset impairment losses, increased by 134% from RMB0.5 billion in the six months ended June 30, 2019 to RMB1.1 billion (US$0.2 billion) in the six months ended June 30, 2020. Loan-related impairment losses increased by 252% from RMB0.3 billion in the six months ended June 30, 2019 to RMB1.1 billion (US$0.2 billion) in the six months ended June 30, 2020. The increase was primarily due to the growth of both risk bearing loan balance on balance sheet as a result of business growth, and the growth in provision in accounts receivables and contract assets related to our retail credit facilitation business caused by the COVID-19 pandemic. The reverse of investment-related impairment losses of RMB61 million (US$9 million) in the six months ended June 30, 2020 mainly related to the recovery from legacy B2C-related financial assets at amortized cost. As an one-time event, we chose to repurchase certain trust plans, asset management plans and debt investments in order to facilitate the exit of investors after we discontinued our facilitation of offering of B2C products in the second half of 2017.

Finance Costs

Our finance costs increased by 6.9% from RMB0.8 billion in the six months ended June 30, 2019 to RMB0.9 billion (US$0.1 billion) in the six months ended June 30, 2020. This increase was primarily due to an increase in interest expenses related to the liability component of the convertible redeemable preferred shares from RMB310 million in the six months ended June 30, 2019 to RMB342 million (US$48 million) in the six months ended June 30, 2020.

Income Tax Expenses

Our income tax expenses decreased by 1.1% from RMB2.9 billion in the six months ended June 30, 2019 to RMB2.8 billion (US$0.4 billion) in the six months ended June 30, 2020. The decrease was in line with the 2.3% decrease in profit before income tax.

Net Profits

As a result of the above, our net profits decreased by 2.8% from RMB7.5 billion in the six months ended June 30, 2019 to RMB7.3 billion (US$1.0 billion) in the six months ended June 30, 2020.

Year ended December 31, 2019 compared to year ended December 31, 2018

Technology Platform–based Income

Our technology platform–based income increased by 30.1% from RMB32.2 billion in 2018 to RMB41.9 billion (US$5.9 billion) in 2019. This increase was primarily due to an increase in retail credit facilitation service fees, partially offset by a decrease in wealth management transaction and service fees.

Retail credit facilitation service fee

Our retail credit facilitation service fees increased by 33.0% from RMB29.6 billion in 2018 to RMB39.3 billion (US$5.6 billion) in 2019. This increase was primarily due to an increase of 17.1% in loan facilitation service fees from RMB8.3 billion in 2018 to RMB9.7 billion (US$1.4 billion) in 2019 and an increase of 39.1% in post-origination service fees from RMB21.3 billion in 2018 to RMB29.6 billion (US$4.2 billion) in 2019.

The increase in loan facilitation service fees which were recognized upfront at the time of loan origination was mainly due to an increase of 37.2% in the volume of new off–balance sheet loans facilitated through our platform from RMB321.1 billion in 2018 to RMB440.7 billion (US$62.4 billion) in 2019. The growth of our loan facilitation fees was lower than the growth of volume of new off–balance sheet loans mainly due to funding mix changes for our unsecured products and resultant revenue recognition schedule in 2019. More loan facilitation service fees were recognized upfront if the loans were funded by our peer-to-peer platform given the additional investor and borrower matching services provided. With declining volume of new off–balance sheet unsecured loans funded by peer-to-peer investors in 2019, a lower portion of retail credit facilitation service fees was recognized upfront as loan facilitation service fees, therefore causing the lower growth in fees than the growth rate in volume of new loans facilitated.

The increase in post-origination service fees was primarily due to the successive years of high growth in the outstanding balance of off–balance sheet loans facilitated through our platform since 2017. As the loans that we facilitated for our funding partners have contractual tenors as long as 36 months and the post-origination service fees are recognized upon completion of obligations throughout the life cycle of the loans products, the increase of loans facilitated through our platform in 2018 and before which we continued to serve in 2019 still contributed to our post-origination service fees in 2019. Therefore, our post-origination service fees grew at a faster pace than the single-year growth rate in the outstanding balance of the off–balance sheet loans facilitated through our platform in 2019.

Wealth management transaction and service fee

Our wealth management transaction and service fees decreased by 1.6% from RMB2.65 billion in 2018 to RMB2.60 billion (US$0.4 billion) in 2019. This decrease was primarily attributable to a decrease of 4.2% in our transaction and service fees for legacy products from RMB2.2 billion in 2018 to RMB2.1 billion (US$0.3 billion) in 2019, partially offset by an increase of 12.9% in service fees for current products from RMB0.4 billion in 2018 to RMB0.5 billion (US$0.1 billion) in 2019. Transaction and service fees for legacy products plateaued in 2019 as we discontinued our facilitation of peer-to-peer products in August 2019.

Net Interest Income

Our net interest income decreased by 33.7% from RMB5.9 billion in 2018 to RMB3.9 billion (US$0.6 billion) in 2019.

Consolidated trust plans

Our net interest income from consolidated trust plans increased from nil in 2018 to RMB1.1 billion (US$151 million) in 2019. We began to use trust plans as a funding source in late 2018 but only introduced consolidated trust plans in 2019.

Microloans

Our net interest income from microloans decreased from RMB5.9 billion in 2018 to RMB2.8 billion (US$0.4 billion) in 2019, as we no longer funded loans directly through our microloan subsidiaries on a large scale after December 2017. The decrease in interest income from microloans from RMB10.2 billion in 2018 to RMB2.9 billion (US$0.4 billion) in 2019 was mainly driven by the 68% decrease in the average balance of loans disbursed by our microloan subsidiaries from RMB67.8 billion in 2018 to RMB21.6 billion (US$3.1 billion) in 2019. Interest expenses from microloans decreased from RMB4.3 billion in 2018 to RMB52 million (US$7 million) in 2019, as nearly all the asset-backed securities we used to securitize the loans made by our microloan subsidiaries came to maturity in 2019 and we ceased to incur any interest expenses payable to investors in asset-backed securities.

Guarantee Income

Our guarantee income decreased by 42.9% from RMB0.8 billion in 2018 to RMB0.5 billion (US$0.1 billion) in 2019. This decrease was primarily attributable to our strategy to collaborate with more credit enhancement partners rather than guarantee loans with our own guarantee company.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 38.7% from RMB10.8 billion in 2018 to RMB14.9 billion (US$2.1 billion) in 2019.

Borrower acquisition expenses

Our borrower acquisition expenses increased by 80.1% from RMB4.8 billion in 2018 to RMB8.7 billion (US$1.2 billion) in 2019. Our borrower acquisition expenses primarily represent the expenses we incur as compensation for new loans facilitated through our platform that generated retail credit facilitation service fees, both for loans facilitated in 2019 and for loans facilitated in prior years whose remaining balance and tenor of obligations had not lapsed.

Borrower acquisition expenses are considered incremental costs to obtain the contracts and are capitalized and amortized throughout the life cycle of the loan products in a systematic basis consistent with revenue recognition until the service period has ended due to repayment or maturity of loans. As our loan products have contractual tenors as long as 36 months, the increase in loans facilitated in 2017 and 2018 which we continued to serve in 2019 had a brought forward incremental impact on the borrower acquisition expenses in 2019.

The increase in borrower acquisition expenses was primarily due to the successive high growth in new loans facilitated in 2017 and 2018. In 2018 and 2019, we recorded increases of 80.4% and 21.9%, respectively, in the outstanding balance of the off–balance sheet loans facilitated through our platform, from RMB188.2 billion in 2017 to RMB339.5 billion in 2018 and RMB414.0 billion (US$58.6 billion) in 2019. Consequently, our borrower acquisition expenses increased more rapidly than the growth of the corresponding types of loans in 2019. The increase in our borrower acquisition expenses in 2019 was also partly caused by our channel mix changes in search of higher quality customers.

Investor acquisition and retention expenses

Our investor acquisition and retention expenses decreased by 18.2% from RMB1.1 billion in 2018 to RMB0.9 billion (US$0.1 billion) in 2019, in line with the decrease in client assets in 2019.

General sales and marketing expenses

Our general sales and marketing expenses increased by 10.0% from RMB4.8 billion in 2018 to RMB5.3 billion (US$0.8 billion) in 2019 primarily due to an increase in brand-related marketing activities to grow our business and payroll, bonus and benefits of employees performing sales and marketing functions.

General and Administrative Expenses

Our general and administrative expenses increased by 2.0% from RMB2.8 billion in 2018 to RMB2.9 billion (US$0.4 billion) in 2019. This increase was primarily due to an increase in our headcount and our back office operations in line with the growth of our business.

Operation and Servicing Expenses

Our operation and servicing expenses increased by 25.3% from RMB4.4 billion in 2018 to RMB5.5 billion (US$0.8 billion) in 2019. This increase was primarily due to the growth of our outstanding balance of loans facilitated by 23.3% from RMB375.0 billion in 2018 to RMB462.2 billion (US$65.4 billion) in 2019, as well as increased payment processing expenses in line with the volume of loan repayments.

Technology and Analytics Expenses

Our technology and analytics expenses increased by 17.7% from RMB1.7 billion in 2018 to RMB2.0 billion (US$0.3 billion) in 2019. This increase was primarily due to our continual investment in technology as a technology driven company.

Impairment Losses

Our impairment losses, including credit impairment losses and asset impairment losses, increased by 112% from RMB0.9 billion in 2018 to RMB2.0 billion (US$0.3 billion) in 2019. The investment-related impairment losses of RMB1.0 billion (US$0.1 billion) in 2019 mainly relate to impairment losses of legacy B2C-related financial assets at amortized cost. This impairment was a one-time event related to regulatory changes that impacted the entire industry. We decided to repurchase certain trust plans, asset management plans and debt investments in order to facilitate the exit of investors after we discontinued our facilitation of offering of B2C products in the second half of 2017. These trust plans and debt investments were overdue as of December 31, 2019, and impairment losses were recorded based on our best estimate of future recoverable amounts. This was an exceptional departure, due to special circumstances, from the general principle that we take no investment risk on the wealth management products whose sale we facilitate through our platform. Loans related impairment losses decreased by 6.4% from RMB813 million in 2018 to RMB761 million in 2019. The decrease was primarily due to the decrease in losses from guarantee contracts and better than expected recovery from default guarantee payments, partially offset by the increase in accounts receivables and contract assets from retail credit facilitation services and reduced reversal related to losses from on balance sheet loans as we continued to implement our capital light strategy.

Finance Costs

Our finance costs increased by 68.8% from RMB0.9 billion in 2018 to RMB1.5 billion (US$0.2 billion) in 2019. This increase was primarily due to an increase in interest expenses related to the liability component of the convertible redeemable preferred shares from RMB49 million in 2018 to RMB0.6 billion (US$0.1 billion) in 2019.

Income Tax Expenses

Our income tax expenses increased by 20.6% from RMB5.1 billion in 2018 to RMB6.1 billion (US$0.9 billion) in 2019. The increase was mainly due to an increase in our taxable income and the reversal of certain deferred tax assets.

Net Profits

As a result of the above, our net profits decreased by 1.9% from RMB13.6 billion in 2018 to RMB13.3 billion (US$1.9 billion) in 2019.

Year ended December 31, 2018 compared to year ended December 31, 2017

Technology Platform–based Income

Our technology platform–based income increased by 87.1% from RMB17.2 billion in 2017 to RMB32.2 billion in 2018. This increase was due to the increases in retail credit facilitation service fees and wealth management transaction and service fees.

Retail credit facilitation service fee

Our retail credit facilitation service fee increased by 92.9% from RMB15.3 billion in 2017 to RMB29.6 billion in 2018. This increase was primarily due to an increase of 62.9% in facilitation service fees from RMB5.1 billion in 2017 to RMB8.3 billion in 2018 and an increase of 107.7% in post-origination service fees from RMB10.2 billion in 2017 to RMB21.3 billion in 2018.

The increase in loan facilitation service fees was mainly due to an increase of 78.3% in the volume of new off-balance sheet loans facilitated through our platform from RMB180.1 billion in 2017 to RMB321.1 billion in 2018.

The increase in post-origination service fees which were recognized upfront at the time of loan origination was primarily due to the high growth in the outstanding balance of off–balance sheet loans facilitated through our platform in 2017. Because our loan products have contractual tenors as long as 36 months and the post-origination service fees are upon completion of obligations throughout the life cycle of the loans products, the increase in the outstanding balance sheet loans facilitated through our platform in 2017 and before which we continued to serve in 2018 still have brought forward incremental on our post-origination service fees in 2018. Therefore, the increase in our post-origination service fees grew more rapidly than the growth in outstanding balance of off–balance sheet loans in 2018.

Wealth management transaction and service fee

Our wealth management transaction and service fees increased by 40.3% from RMB1.9 billion in 2017 to RMB2.6 billion in 2018. This increase was primarily attributable to an increase of 39.4% in transaction and service fees for legacy products from RMB1.6 billion to RMB2.2 billion as well as an increase of 45.6% in service fees for current products from RMB0.3 billion in 2017 to RMB0.4 billion in 2018. The increase in transaction and service fees for legacy products was due to growth in peer-to-peer products, as we had ceased to facilitate the offering of B2C products in the second half of 2017.

Net Interest Income

Our net interest income decreased by 18.8% from RMB7.3 billion in 2017 to RMB5.9 billion in 2018, driven by the 15% decrease in the average balance of loans disbursed by our microloan subsidiaries from RMB79.6 billion in 2017 to RMB67.8 billion in 2018, as we no longer funded loans directly through our own microloan subsidiaries on a large scale after December 2017 while the remaining on–balance sheet loans under such funding model began to run off in 2018.

Guarantee Income

Our guarantee income decreased by 44.1% from RMB1.5 billion in 2017 to RMB0.8 billion in 2018. This decrease was primarily attributable to our strategy to collaborate with more credit enhancement partners rather than guarantee loans with our own guarantee company.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 44.5% from RMB7.5 billion in 2017 to RMB10.8 billion in 2018.

Borrower acquisition expenses

Our borrower acquisition expenses increased by 105.5% from RMB2.4 billion in 2017 to RMB4.8 billion in 2018. Our borrower acquisition expenses mainly represent the expenses we incur for loan facilitation as compensation to our sales employees and third-party channels for facilitation of loans facilitated through our platform that generated retail credit facilitation service fees, both for loans facilitated in 2018 and for loans facilitated in prior years whose remaining balance and tenor of obligations had not lapsed. The increase in borrower acquisition expenses was primarily due to the successive high growth in new loans facilitated in 2017 and 2018.

Investor acquisition and retention expenses

Our investor acquisition and retention expenses increased by 49.6% from RMB0.7 billion in 2017 to RMB1.1 billion in 2018, primarily due to increased efforts to retain existing investors after we discontinued our facilitation of the offering of B2C products in the second half of 2017.

General sales and marketing expenses

Our general sales and marketing expenses increased by 10.8% from RMB4.4 billion in 2017 to RMB4.8 billion in 2018 primarily due to an increase in payroll, bonus and benefits of employees performing sales and marketing functions.

General and Administrative Expenses

Our general and administrative expenses decreased by 0.9% from RMB2,823 million in 2017 to RMB2,796 million in 2018. This decrease was primarily due to reductions in cost from the discontinuation of legacy products.

Operation and Servicing Expenses

Our operation and servicing expenses increased by 42.2% from RMB3.1 billion in 2017 to RMB4.4 billion in 2018. This increase was primarily due to the 30% increase in our outstanding balance of loans facilitated from RMB288.4 billion in 2017 to RMB375.0 billion in 2018.

Technology and Analytics Expenses

Our technology and analytics expenses increased by 27.4% from RMB1.3 billion in 2017 to RMB1.7 billion in 2018. This increase was primarily due to our continual investment and focus in technology.

Impairment Losses

Our impairment losses, including credit impairment losses and asset impairment losses, decreased by 74.8% from RMB3.7 billion in 2017 to RMB0.9 billion in 2018. As our transition to a capital-light business model significantly reduced our credit exposure to the loans we facilitated from 2017 to 2018, our impairment losses on loans to customers and guarantees were also reduced significantly. The decrease in loan-related impairment losses in 2018 was partially offset by an increase in impairment due to the adoption of IFRS 9 in 2018.

Finance Costs

Our finance costs decreased by 30.6% from RMB1.3 billion in 2017 to RMB0.9 billion in 2018. This decrease was primarily due to (i) a decrease in interest expenses on borrowings from RMB0.2 billion in 2017 to RMB75 million in 2018 and (ii) a decrease in interest expenses on consolidated wealth management products from RMB0.5 billion in 2017 to RMB0.2 billion in 2018.

Income Tax Expenses

Our income tax expenses increased by 117% from RMB2.3 billion in 2017 to RMB5.1 billion in 2018. The increase was mainly due to an increase in our taxable income.

Net Profits

As a result of the above, our net profits increased by 125% from RMB6.0 billion in 2017 to RMB13.6 billion in 2018.

Selected Quarterly Results of Operations

The following table sets forth our historical unaudited condensed consolidated selected quarterly results of operations for the periods indicated. We have prepared this unaudited condensed consolidated selected quarterly financial data on the same basis as we have prepared our audited consolidated financial statements.

	For the Three Months Ended
	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020
	(RMB millions)
Technology platform—based income	8,296	9,391	10,190	10,317	10,644	10,778	11,079	10,374
Retail credit facilitation service fee	7,650	8,743	9,426	9,589	10,011	10,299	10,670	10,084
Wealth management transaction and service fee	646	648	763	728	633	479	409	291
Net interest income	1,782	1,217	1,158	1,014	769	969	1,375	1,624
Guarantee income	195	138	184	130	93	58	79	92
Other income	97	149	133	197	207	343	304	351
Investment income	293	170	95	4	112	368	226	220
Share of net profits of investments accounted for using the equity method	—	20	19	6	14	34	(17)	(24)

Total income	10,663	11,084	11,778	11,668	11,838	12,549	13,046	12,637
Sales and marketing expenses	(2,680)	(3,430)	(3,729)	(3,379)	(3,770)	(4,053)	(4,014)	(4,606)
General and administrative expenses	(768)	(855)	(770)	(749)	(667)	(667)	(688)	(659)
Operation and servicing expenses	(1,174)	(1,406)	(1,122)	(1,375)	(1,482)	(1,492)	(1,292)	(1,527)
Technology and analytics expenses	(404)	(473)	(403)	(461)	(530)	(558)	(413)	(436)
Credit impairment losses	(207)	(534)	(184)	(286)	(422)	(971)	(502)	(597)
Asset impairment losses	—	(7)	—	—	—	(135)	—	—
Finance costs	(214)	(357)	(407)	(423)	(297)	(393)	(446)	(441)
Other gains/(losses)—net	30	(477)	102	88	20	115	71	(25)

Total expenses	(5,417)	(7,540)	(6,515)	(6,585)	(7,147)	(8,153)	(7,284)	(8,291)
Profit before income tax	5,246	3,545	5,264	5,083	4,691	4,396	5,762	4,346
Income tax expenses	(1,417)	(1,048)	(1,383)	(1,486)	(1,277)	(1,971)	(1,576)	(1,260)

Net profit	3,829	2,497	3,880	3,598	3,414	2,425	4,185	3,086

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions)
Summary Consolidated Cash Flows Data:
Net cash generated from/(used in) operating activities	2,675	(1,452)	2,192	310	1,949	4,476	634
Net cash (used in)/generated from investing activities	(1,630)	3,494	(11,014)	(1,559)	1,706	(369)	(52)
Net cash generated from/(used in) financing activities	6,505	(2,008)	(2,612)	(370)	(4,196)	3,744	530
Effect of exchange rate changes on cash and cash equivalents	(47)	(86)	170	24	2	(9)	(1)
Net increase/(decrease) in cash and cash equivalents	7,503	(52)	(11,264)	(1,594)	(539)	7,842	1,110
Cash and cash equivalents at beginning of the year	11,125	18,628	18,576	2,629	18,576	7,312	1,035
Cash and cash equivalents at end of the year	18,628	18,576	7,312	1,035	18,038	15,154	2,145

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. We have been reducing the proportion of loans that we fund ourselves and increasing the proportion funded by third-party banks and trust plans. As a result, we no longer need to maintain the same level of short term liquidity for meeting loan drawdowns and daily settlement as in the past. We are investing surplus cash in financial assets which are longer in tenor and offer higher returns than cash and short term deposits at banks, such that our investments decreased from RMB22.7 billion as of December 31, 2017 to RMB19.6 billion as of December 31, 2018 and then increased to RMB27.2 billion (US$3.9 billion) as of December 31, 2019 and RMB30.0 billion (US$4.2 billion) as of June 30, 2020. Under our capital-light business model, we will rigorously assess various options for the deployment of surplus capital or surplus funds, including investment in financial assets, acquisitions or dividend payouts to shareholders.

We had net cash generated from operating activities of RMB2.7 billion in 2017, net cash used in operating activities of RMB1.5 billion in 2018, and net cash generated from operating activities of RMB2.2 billion (US$0.3 billion) in 2019. In the first six months of 2020, we had net cash generated from operating activities of RMB4.5 billion (US$0.6 billion). As of June 30, 2020, we had RMB15.2 billion (US$2.1 billion) in cash at bank, of which 97.4% was held in Renminbi.

We believe that net cash generated from operating activities and our cash on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. After this offering, we may decide to enhance our liquidity position or increase our cash reserve through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In utilizing the proceeds we expect to receive from this offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, acquire onshore entities, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterparts; and

•	loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

See “Regulation—PRC Regulations—Regulations Relating to Foreign Exchange.”

Substantially all of our future income is likely to be in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating Activities

Net cash generated from operating activities for the six months ended June 30, 2020, was RMB4.5 billion (US$0.6 billion), as compared to profit before income tax of RMB10.1 billion (US$1.4 billion) for the same period. The difference was primarily due to an increase in accounts and other receivables of RMB34.9 billion (US$4.9 billion) and an increase in accounts and other payables of RMB29.8 billion (US$4.2 billion). In addition to these changes in our working capital accounts, the difference between our net cash generated from operating activities and our profit before income tax was also due to the impact of certain other items, in particular credit impairment losses (excluding guarantee contracts) of RMB1.0 billion (US$0.1 billion), finance cost classified as financing activities of RMB0.9 billion (US$0.1 billion) and depreciation of right-to-use assets of RMB0.3 billion (US$43 million), partially offset by investment income classified as investing activities of RMB0.4 billion (US$0.1 billion).

Net cash generated from operating activities for the year ended December 31, 2019 was RMB2.2 billion (US$0.3 billion), as compared to profit before income tax of RMB19.4 billion (US$2.8 billion) for the same year. The difference was primarily due to an increase in accounts and other receivables of RMB34.7 billion (US$4.9 billion) and an increase in accounts and other payables of RMB17.5 billion (US$2.5 billion). In addition to these changes in our working capital accounts, the difference between our net cash generated from operating activities and our profit before income tax was also due to the impact of certain other items, in particular credit impairment losses (excluding guarantee contracts) of RMB1.7 billion (US$0.2 billion), finance cost classified as financing activities of RMB1.8 billion (US$0.3 billion), fair value losses on financial assets at fair value through profit or loss of RMB0.7 billion (US$0.1 billion), and depreciation of right-to-use assets of RMB0.5 billion (US$0.1 billion), partially offset by investment income classified as investing activities of RMB1.0 billion (US$0.1 billion).

Net cash used in operating activities for the year ended December 31, 2018 was RMB1.5 billion, as compared to profit before income tax of RMB18.6 billion for the same year. The difference was primarily due to a decrease in accounts and other payables of RMB80.1 billion and a decrease in accounts and other receivables of RMB61.4 billion. In addition to these changes in our working capital accounts, the difference between our net cash generated from operating activities and our profit before income tax was also due to the impact of certain other items, in particular finance cost classified as financing activities of RMB0.9 billion, depreciation of right-to-use assets of RMB0.5 billion, and credit impairment losses of RMB0.4 billion, partially offset by investment income classified as investing activities of RMB0.7 billion.

Net cash generated from operating activities for the year ended December 31, 2017 was RMB2.7 billion, as compared to profit before income tax of RMB8.4 billion in the same year. The difference was primarily due to an increase in accounts and other receivables of RMB39.3 billion and an increase in accounts and other payables of RMB31.1 billion. In addition to these changes in our working capital accounts, the difference between our net cash generated from operating activities and our profit before income tax was also due to the impact of certain other items, in particular asset impairment losses (excluding guarantee) of RMB3.0 billion, finance cost classified as financing activities of RMB0.9 billion, and depreciation of right-to-use assets of RMB0.4 billion, partially offset by a decrease in financing guarantee liabilities of RMB0.5 billion and investment income classified as investing activities of RMB0.5 billion.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2020 was RMB0.4 billion (US$0.1 billion), primarily as a result of payment for acquisition of investment assets of RMB97.2 billion (US$13.8 billion), partially offset by proceeds from sale of investment assets of RMB96.4 billion (US$13.6 billion). We also received RMB0.5 billion (US$0.1 billion) in interest on investment assets.

Net cash used in investing activities for the year ended December 31, 2019 was RMB11.0 billion (US$1.6 billion), primarily as a result of payment for acquisition of investment assets of RMB128.6 billion (US$18.2 billion), partially offset by proceeds from sale of investment assets of RMB118.6 billion (US$16.8 billion). We also made payments of RMB1.7 billion (US$0.2 billion) for acquisition of subsidiary net of cash acquired in connection with the acquisition of Ping An Financing Guarantee (Tianjin) Co., Ltd., and received RMB0.8 billion in interest on investment assets.

Net cash generated from investing activities for the year ended December 31, 2018 was RMB3.5 billion, primarily as a result of proceeds from sale of investment assets of RMB135.0 billion, partially offset by payment for acquisition of investment assets of RMB132.1 billion. We also received RMB0.8 billion in interest on investment assets and made payments of RMB0.3 billion for property, plant and equipment and other long-term assets.

Net cash used in investing activities for the year ended December 31, 2017 was RMB1.6 billion, primarily as a result of payment for acquisition of investment assets of RMB113.6 billion, partially offset by proceeds from sale of investment assets of RMB112.2 billion. We also received RMB0.5 billion in interest on investment assets and made payments of RMB0.5 billion for property, plant and equipment and other long term assets and RMB0.3 billion for investments in associates, which are companies over which we exert significant influence but not control.

Financing Activities

Net cash generated from financing activities for the six months ended June 30, 2020 was RMB3.7 billion (US$0.5 billion), primarily as a result of proceeds from borrowings of RMB5.0 billion (US$0.7 billion) and proceeds from issuance of shares and other equity securities of RMB1.6 billion (US$0.2 billion), partially offset by repayments of borrowings of RMB2.3 billion (US$0.3 billion).

Net cash used in financing activities for the year ended December 31, 2019 was RMB2.6 billion (US$0.4 billion), primarily as a result of repayments of borrowings of RMB6.7 billion (US$0.9 billion), partially offset by proceeds from borrowings of RMB4.5 billion (US$0.6 billion).

Net cash used in financing activities for the year ended December 31, 2018 was RMB2.0 billion, primarily as a result of repayments of borrowings of RMB11.7 billion, partially offset by proceeds from issuance of shares and other equity securities of RMB9.2 billion in our series C round of financing.

Net cash generated from financing activities for the year ended December 31, 2017 was RMB6.5 billion, primarily as a result of proceeds from borrowings of RMB15.6 billion, partially offset by repayments of borrowings of RMB8.7 billion and payments for interest expenses of RMB0.3 billion.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2019:

	Total		Less than 1 year		1–3 years		3–5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in millions)
Non-cancellable leases	1,026	145	503	71	480	68	43	6	—	—

Non-cancellable leases represent leases for office premises.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019.

OFF–BALANCE SHEET COMMITMENTS AND ARRANGEMENTS

Under our capital-light business model, third-party credit enhancement partners provide the majority of the financial guarantees for the loans we facilitate, while we provide only a relatively small proportion. The following table sets forth the balance of our remaining commitment as at each balance sheet date under the financing guarantee contracts for which we do not consolidate the underlying loans.

	As of December 31,				As of June 30,
	2017	2018	2019		2020
	RMB	RMB	RMB	US$	RMB	US$
	(in millions)
Financing guarantee commitments	8,055	4,587	4,639	657	8,072	1,143

Aside from the above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

HOLDING COMPANY STRUCTURE

Lufax Holding Ltd is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our consolidated affiliated entities and our consolidated affiliated entities’ subsidiaries in China. As a result, Lufax Holding Ltd’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated affiliated entities in China is required to set aside at least

10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries and consolidated affiliated entities may allocate a portion of their after-tax profits based on PRC accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Some of our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds or general risk reserves.

INFLATION

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected by higher rates of inflation in China in the future, particularly if it affects labor costs. See “Risk Factors—Risks Relating to Our Business—If labor costs in the PRC increase substantially, our business and costs of operations may be adversely affected.”

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk we have assumed mainly comes from movements in the USD/RMB exchange rate.

We and our major overseas intermediate holding companies’ functional currency is USD. We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents and loans to subsidiaries dominated in RMB. We have entered into spot-forward USD/RMB currency swaps to manage our exposure to foreign currency risk arising from loans to subsidiaries dominated in RMB.

Our subsidiaries are mainly operating in mainland China with most of the transactions settled in RMB. We consider that our business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency.

The table below illustrates the impact of an appreciation or depreciation of RMB spot and forward rates against USD by 5% on our profit before income tax:

	2017	2018	2019
	Profit before income tax	Profit before income tax	Profit before income tax
	(RMB millions)
5% appreciation of RMB	1	13	15
5% depreciation of RMB	(1)	(13)	(15)

Interest Rate Risk

Interest rate risk is the risk that the fair value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Interest on floating rate instruments is repriced at intervals of less than one year. Interest on fixed interest rate instruments is priced at inception of the financial instruments and is fixed until maturity. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk. Our interest rate risk mainly arises from fixed rate instruments including term deposits, accounts and other receivables, loans to customers, accounts and other payables and borrowings, etc. Our interest rate risk policy requires us to manage interest rate risk by managing the maturities of interest-bearing financial assets and interest-bearing financial liabilities.

The following table sets out our financial assets and financial liabilities exposed to interest rate risk by maturity or repricing date, whichever is the earlier.

	As of December 31, 2019
	< 3 months	3 months to 1 year	1 to 2 years	2 to 3 years	> 3 years	Overdue	No interest	Total
	(RMB millions)
ASSETS
Cash at bank	7,242	111	—	—	—	—	—	7,352
Restricted cash	24,603	—	—	—	—	—	—	24,603
Financial assets at fair value through profit or loss	1,645	2,827	1	18	51	2,764	11,278	18,583
Financial assets at amortized cost	2,236	4,866	162	33	—	1,327	—	8,623
Accounts and other receivables and contract assets	—	—	—	—	—	—	26,296	26,296
Loans to customers	4,057	12,172	14,678	6,989	3,495	6,107	—	47,499
Total financial assets	39,782	19,976	14,841	7,040	3,546	10,198	37,574	132,956

LIABILITIES
Payable to platform investors	—	—	—	—	—	—	15,344	15,344
Borrowings	379	2,599	—	—	—	—	12	2,990
Accounts and other payables and contract liabilities	—	—	—	—	—	—	4,826	4,826
Payable to investors of consolidated structured entities	4,844	12,641	14,932	14,352	—	—	474	47,243
Financing guarantee liabilities	—	—	—	—	—	—	243	243
Lease liabilities	119	325	318	136	41	—	—	939
Convertible promissory note payable	—	—	—	—	10,014	—	—	10,014
Convertible redeemable preferred shares	—	—	—	—	10,259	—	—	10,259

Total financial liabilities	5,342	15,564	15,250	14,489	20,315	—	20,900	91,858

Total interest rate sensitivity gap	34,440	4,413	(409)	(7,449)	(16,769)	10,198	16,674	41,098

The table below shows the length of time that overdue loans to customers have been past due.

	As of December 31, 2019
	1–29 days past due	30–89 days past due	Overdue more than 89 days	Total
	(RMB millions)
Gross carrying amount of loans to customers	5,625	324	1,373	7,323
ECL allowance	(101)	(53)	(1,061)	(1,216)

Total	5,524	271	312	6,107

As of December 31, 2019, approximately 88% of the on-balance sheet loans to customers were covered by credit insurance provided by credit enhancement partners. The total on-balance sheet overdue loans do not have a direct impact on our expected credit losses as the expected credit losses are primarily derived from on-balance sheet loans not covered by credit insurance. When the overdue loans not covered by credit insurance increases, our probability of default will increase which will result in higher expected credit losses. Our risk taking strategy is dependent on the need of our funding partners, which might change from time to time.

We perform interest rate sensitivity analysis on our profit by measuring the impact of a change in profit of financial assets and liabilities. On an assumption of a parallel shift of 100 basis points in Renminbi, U.S. dollar, Hong Kong dollar, Indonesian rupiah and Singapore dollar interest rates, we calculate the changes in profit for the year on a monthly basis.

The table below illustrates the impact to profit before tax of the coming year as of each reporting date based on the structure of interest-bearing assets and liabilities as of December 31, 2017, 2018 and 2019, caused by a parallel shift of 100 basis points of Renminbi, U.S. dollar, Hong Kong dollar, Indonesian rupiah and Singapore dollar interest rates.

	For the Year Ended December 31,
	2017	2018	2019
	(RMB millions)
Change in interest rate
–100 basis points	42	(231)	(318)
+100 basis points	(42)	231	318

In the sensitivity analysis, we adopt the following assumptions when determining business conditions and financial index:

•	The fluctuation rates of different interest-bearing assets and liabilities are the same;

•	All assets and liabilities are re-priced in the middle of relevant periods;

•	Analysis is based on static gap on reporting date, regardless of subsequent changes;

•	No consideration of impact on customers’ behavior resulting from interest rate changes;

•	No consideration of impact on market price resulting from interest rate changes;

•	No consideration of actions taken by us.

Therefore, the actual changes of net profit may differ from the analysis above.

Credit Risk

Credit risks refer to the risk of losses incurred by the inabilities of debtors or counterparties to fulfill their contractual obligations or by the adverse changes in their credit conditions. We are exposed to credit risks primarily associated with our deposit arrangements with commercial banks, financial assets at fair value through profit or loss, accounts and other receivables, loans to customers, available-for-sale financial assets, etc. We use a variety of controls to identify, measure, monitor and report credit risk.

Credit risk exposure

Without taking collateral and other credit enhancements into consideration, for on–balance sheet assets, the maximum exposures are based on net carrying amounts as reported in the financial statements. The following table sets forth our maximum credit exposure without regard to the exposure guaranteed by third-parties as of December 31, 2018 and 2019:

	As at December 31, 2018 (RMB millions)
Book value	Stage 1	Stage 2	Stage 3	Purchased or Originated Credit Impaired	Maximum Credit Risk Exposure
On-balance sheet
Cash at bank	18,576	—	—	—	18,576
Restricted cash	7,937	—	—	—	7,937
Financial assets at amortized cost	2,562	424	29	93	3,108
Accounts and other receivables and contract assets	19,667	209	220	—	20,095
Loans to customers	33,469	329	630	—	34,428

Total	82,211	961	879	93	84,144

Off-balance sheet
Financing guarantee commitment	4,505	83	—	—	4,587

	As at December 31, 2019 (RMB millions)
Book value	Stage 1	Stage 2	Stage 3	Purchased or Originated Credit Impaired	Maximum Credit Risk Exposure
On-balance sheet
Cash at bank	7,352	—	—	—	7,352
Restricted cash	24,603	—	—	—	24,603
Financial assets at amortized cost	7,209	—	1,334	80	8,623
Accounts and other receivables and contract assets	25,805	227	264	—	26,296
Loans to customers	46,916	271	312	—	47,499

Total	111,886	498	1,910	80	114,373

Off-balance sheet
Financing guarantee commitment	4,600	39	—	—	4,639

As of December 31, 2018 and 2019, loans to customers amounting to RMB20.0 billion and RMB42.7 billion (US$6.0 billion), respectively, were covered by credit insurance provided by external insurance companies. After subtracting these guarantee arrangements from the maximum credit risk exposures as listed in the tables above, the loans to customers with credit risk exposure for our company are the carrying amount of loans after provision for impairment losses and interest receivable of the loans is considered. The on–balance sheet credit risk exposure for our company as of December 31, 2018 and 2019, amounted to RMB15.4 billion and RMB5.5 billion, respectively. Our credit risk exposure is defined as the net credit risk exposure that we will bear. This represents the gross outstanding balance of the exposure after deducting the credit insurance amount provided by third-party credit enhancement partners and impairment losses already provided to the exposure.

Expected credit loss for loans

Credit risk measurement

The estimation of credit exposure for risk management purposes is complex and requires the use of models, as the exposure varies with changes in market conditions, expected cash flows and the passage of time. The assessment of credit risk of a portfolio of assets entails further estimations as to the likelihood of defaults occurring, of the associated loss ratios and of default correlations between counterparties. We measure credit risk using Probability of Default (PD), Exposure at Default (EAD) and Loss Given Default (LGD). This is similar to the approach used for the purposes of measuring ECL under IFRS 9.

Measurement of Expected Credit Loss

IFRS 9 outlines a “three-stage” model for impairment based on changes in credit quality since initial recognition as summarized below:

•	A financial instrument that is not credit-impaired on initial recognition is classified in “Stage 1” and has its credit risk continuously monitored by us.

•	If a significant increase in credit risk since initial recognition is identified, the financial instrument is moved to “Stage 2” but is not yet deemed to be credit-impaired.

•	If the financial instrument is credit-impaired, the financial instrument is then moved to “Stage 3”.

Financial instruments in Stage 1 have their ECL measured at an amount equal to the portion of lifetime ECL that result from default events possible within the next 12 months. Instruments in Stages 2 or 3 have their ECL measured based on ECL on a lifetime basis.

The following diagram summarizes the impairment requirements under IFRS 9 (other than purchased or originated credit-impaired financial assets)

Change in credit quality since initial recognition

Stage 1	Stage 2	Stage 3
(Initial recognition)	(Significant increase in credit risk since initial recognition)	(Credit-impaired assets)

12-month ECL	Lifetime ECL	Lifetime ECL

The key judgments and assumptions we have adopted in addressing the requirements of the standard are discussed below:

(a)	Significant increase in credit risk

We consider a loan to have experienced a significant increase in credit risk if the borrower is more than 30 days past due on its contractual payments. We do not consider any qualitative criteria since we monitor the risk of borrowers purely based on the overdue period.

The criteria used to identify a significant increase in credit risk are monitored and reviewed periodically for appropriateness by the independent credit risk team.

(b)	Definition of default and credit-impaired assets

We define a financial instrument as in default, which is fully aligned with the definition of credit-impaired if the borrower is more than 90 days past due on its contractual payments. We do not consider any qualitative criteria since we monitor the risk of borrowers purely based on overdue period.

The criteria above have been applied to all financial instruments we hold and are consistent with the definition of default used for internal credit risk management purposes. The default definition has been applied consistently to model the Probability of Default (PD), Exposure at Default (EAD) and Loss given Default (LGD) throughout our expected loss calculations.

Sensitivity analysis

Expected credit losses are sensitive to the parameters used in the model, the macro-economic variables of the forward-looking forecast, the weight probabilities in the three scenarios, and other factors considered in the application of expert judgment. Changes in these input parameters, assumptions, models, and judgments will have an impact on the measurement of expected credit losses.

We have the highest weight of the base scenario. The loans to customers and financing guarantee contracts assumed that if the weight of the upside scenario increased by 10% and the weight of the base scenario decreased by 10%, our ECL impairment provision as of December 31, 2018, 2019 and the six months ended June 30, 2020 would be reduced by RMB2 million, RMB2 million and RMB2 million, respectively, and if the weight of the downside scenario increased by 10% and the weight of the base scenarios decreased by 10%, our ECL impairment provision would be increased by RMB3 million and RMB1 million and RMB2 million, respectively.

The following table shows the changes of ECL impairment provision on loans to customers and financing guarantee liabilities related to ECL assuming the financial assets in stage 2 were reclassified to stage 1 due to significant improvement in credit risk.

	As of December 31		As of June 30
	2018	2019	2020
	(RMB millions, except percentages)
Total ECL and financing guarantee liabilities under assumption of reclassification of financial assets from stage 2 to stage 1	1,713	1,425	1,169
Total ECL and financing guarantee liabilities related to ECL recognized in the consolidated balance sheet	1,868	1,494	1,252

Difference—amount	(155)	(69)	(83)
Difference—ratio	(8%)	(5%)	(7%)

Liquidity risk

Liquidity risk is the risk of not having access to sufficient funds or being unable to liquidate a position in a timely manner at a reasonable price to meet our obligations as they become due.

We aim to maintain sufficient cash at bank and marketable securities. Due to the dynamic nature of the underlying businesses, we maintain flexibility in funding by maintaining adequate cash at bank.

The following table analyzes our financial liabilities into relevant maturity grouping based on the remaining period at the end of each reporting period to the contractual maturity date. The amounts disclosed in the table are undiscounted contractual cash flows, including interests with financial liabilities denominated in foreign currencies translated into RMB using the spot rate as of balance sheet date:

	As of December 31, 2019
	Repayable on demand	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total
	(RMB millions)
Financial liabilities
Payable to platform investors	15,344	—	—	—	—	15,344
Borrowings	—	3,048	—	—	—	3,048
Accounts and other payables and contract liabilities	4,826	—	—	—	—	4,826
Payable to investors of consolidated structured entities	475	21,707	16,293	15,122	—	53,597
Financing guarantee liabilities	4,639	—	—	—	—	4,639
Lease liabilities	—	486	338	142	43	1,009
Convertible promissory note payable	—	101	101	101	13,680	13,982
Convertible redeemable preferred shares	—	—	—	—	12,805	12,805
Net value	25,284	25,341	16,732	15,364	26,528	109,250

Fair value estimation

Our main financial instruments carried at fair value are financial assets at fair value through profit or loss and available-for-sale financial assets.

We use the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The primary quoted market price used for financial assets we hold is the current bid price. Financial instruments included in Level 1 comprise primarily equity investments, fund investments and bond investments traded on stock exchanges and open-ended mutual funds.

Level 2: Other valuation techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly (such as price) or indirectly (such as calculated based on price). These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates.

Level 3: Valuation techniques which use any inputs which have a significant effect on the recorded fair value that are not based on observable market data (unobservable inputs).

The level of fair value calculation is determined by the lowest level input with material significance in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the calculation of fair value.

Valuation methods for Level 2 and Level 3 financial instruments:

For Level 2 financial instruments, valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities.

For Level 3 financial instruments, prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. Determinations to classify fair value measures within Level 3 of the valuation hierarchy are generally based on the significance of the unobservable factors to the overall fair value measurement, and valuation methodologies such as discounted cash flow models and other similar techniques.

The following table sets forth the financial instruments recorded at fair value by level of the fair value hierarchy:

	As of December 31, 2017
	Level 1	Level 2	Level 3	Total
	(RMB millions)
Financial assets at fair value through profit or loss
Asset management plans	—	4,587	3,620	8,207
Mutual funds	881	—	—	881
Trust plans	—	52	—	52
Structured deposits	—	280	—	280
Bank wealth management products	—	496	—	496
Private fund investment	—	—	2,525	2,525
Financial investments – available-for-sale	—	1,609	915	2,524

Total	881	7,025	7,059	14,966

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
	(RMB millions)
Financial assets at fair value through profit or loss
Asset management plans	—	4,028	—	4,028
Mutual funds	1,276	—	—	1,276
Trust plans	—	4,102	—	4,102
Factoring products	—	821	—	821
Structured deposits	—	1,301	—	1,301
Bank wealth management products	—	2,284	—	2,284
Private fund investment	—	—	2,633	2,633

Total	1,276	12,536	2,633	16,444

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
	(RMB millions)
Financial assets at fair value through profit or loss
Asset management plans	—	6,057	794	6,850
Mutual funds	5,733	—	—	5,733
Trust plans	—	1,788	1,683	3,470
Factoring products	—	1,480	344	1,824
Structured deposits	—	431	—	431
Bank wealth management products	—	252	—	252
Corporate bond	—	—	15	15
Private fund investment	—	—	8	8

Total	5,733	10,007	2,843	18,583

There were no changes in valuation techniques during the period.

The following table presents the changes in level 3 instruments for the years ended December 31, 2017, 2018 and 2019:

	For the Year ended December 31,
	2017	2017	2018	2019
	Available-for-sale financial assets	Financial assets at fair value through profit or loss
	(RMB millions)
As of beginning of the year	98	6,850	6,145	2,633
Adoption of IFRS 9	—	—	915	—
Additions	1,655	26,776	12,003	1,353
Disposal	(856)	(27,500)	(16,439)	(1,961)
Transfer into level 3	—	—	—	1,478
Gains or losses recognized in other comprehensive income	18	—	—	—
Gains or losses recognized in profit or loss	—	19	10	(660)

As of end of the year	915	6,145	2,633	2,843

CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements in conformity with IFRS as issued by the IASB requires the use of certain critical accounting estimates and also requires us to exercise judgments in the process of applying our accounting policies. We evaluate our estimates and judgments on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Consolidation of structured entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only, and the relevant activities are directly by means of contractual or related arrangements. To determine whether we control the structured entities of which we act as an asset manager, we apply judgment based on all relevant facts and circumstances to determine whether we are acting as the principal or agent for the structured entities. If we are acting as the principal, we have control over the structured entities. In assessing whether we are acting as the principal, we consider factors such as the scope of the asset manager’s decision-making authority, rights held by other parties, remuneration to which we are entitled, and exposure to variable returns results from our additional involvement with structured entities. To determine whether we control the consolidated affiliated entities, we assess the legal enforceability of Contractual Arrangements. We will perform a reassessment once the facts and circumstances change leading to changes in the above factors.

Recognition and measurement of financial assets

We adopted IFRS 9 as issued by the IASB in July 2014 with a date of transition of January 1, 2018, which resulted in changes in accounting policies and adjustments to the amounts previously recognized in the financial statements. We did not early adopt any of IFRS 9 in previous periods. Please refer to Note 3.2 of the consolidated financial statements for the impact upon adoption of IFRS 9.

We recognize a financial asset or a financial liability in our statement of financial position when, and only when, we become a party to the contractual provisions of the instrument.

We classify our financial assets in the following measurement categories, which depend on our business model for managing the financial assets and the contractual terms of the cash flows:

•	those to be measured at amortized cost;

•	those to be measured at fair value through other comprehensive income, or FVOCI; or

•	those to be measured at fair value through profit or loss, or FVPL.

Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective, such as loans and government and corporate bonds. Subsequent measurement of debt instruments are:

•

Amortized cost: Interest income from debt instruments measured at amortized cost is included in interest income using the effective interest rate method. Any gain or loss arising from derecognition or impairment is recognized directly in profit or loss.

•

FVOCI: Movements in the carrying amount from debt investments measured at FVOCI are taken through other comprehensive income, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss on the instrument’s amortized cost previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in interest income using the effective interest rate method.

•	FVPL: The gains or losses arising from fair value changes on the debt investments measured at FVPL are recognized in profit or loss.

Impairment

Expected credit loss refers to the weighted average amount of credit loss of financial instruments based on the probability of default. Credit loss refers to the difference between all contractual cash flows receivable and all cash flows that the entity expects to receive, discounted at the original effective interest rate.

We assess on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost, FVOCI, with the exposure arising from loan commitments and financing guarantee contracts that are not in the scope of “Insurance Contracts”. A number of significant judgments are also required in applying the accounting requirements for measuring ECL, such as:

•	Choosing appropriate models and assumptions for the measurement of ECL including exposure at default (EAD), probability of default (PD), and loss given default (LGD);

•	Determining criteria for significant increase in credit risk; and

•	Establishing the number and relative weightings of forward-looking scenarios for the associated ECL.

For the financial assets subject to ECL measurement, we assess the significant increase in credit risk since initial recognition or whether an asset is considered to be credit impaired. “Three-stage” expected credit loss models are established and staging definitions are set for each of these financial assets class. Incorporating forward-looking information, expected credit losses for financial assets are recognized into the different stages.

Stage 1: A financial instrument that is not credit-impaired on initial recognition is classified in “Stage 1” and has its credit risk continuously monitored by us. The impairment provisions are measured at an amount equal to the 12-month expected credit losses for the financial assets which are not considered to have significantly increased in credit risk since initial recognition.

Stage 2: If a significant increase in credit risk since initial recognition is identified, the financial instrument is moved to “Stage 2” but is not yet deemed to be credit-impaired. The impairment provisions are measured based on expected credit losses on lifetime basis.

Stage 3: If the financial instrument is credit-impaired, the financial instrument is then moved to “Stage 3”. The impairment provisions are measured based on expected credit losses on lifetime basis.

For the financial instruments in Stage 1 and Stage 2, we calculate the interest income based on its gross carrying amount (i.e. amortized cost) before adjusting for impairment provision using the effective interest method. For the financial instruments in Stage 3, the interest income is calculated based on the carrying amount of the asset, net of the impairment provision, using the effective interest method. Financial assets that are originated or purchased credit impaired are financial assets that are impaired at the time of initial recognition, and the impairment provision for these assets is the expected credit loss for the entire lifetime.

We recognize or reverse the loss allowance through profit or loss. For debt instruments measured at FVOCI, impairment gains or losses are included in the net impairment losses on financial assets and correspondingly reduce the accumulated changes in fair value included in the other comprehensive income reserve of equity.

For account receivables and contract assets, we refer to historical experience of credit loss, combined with the current situation and forward-looking information, to formulate the lifetime expected credit loss of the financial assets.

Derecognition

Financial assets are derecognized when:

•	the contractual rights to receive the cash flows from the financial assets have expired;

•	they have been transferred and we transfer substantially all the risks and rewards of ownership; or

•	they have been transferred and we neither transfer nor retain substantially all the risks and rewards of ownership and we have not retained control.

When the equity financial assets measured at FVOCI are derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to retained profits. When the other financial assets are derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

We write off financial assets, in whole or in part, when we have exhausted all practical recovery efforts and have concluded there is no expectation of recovery. Indicators that there is no reasonable expectation of recovery include: (a) ceasing enforcement activity, and (b) where our recovery method is foreclosing on collateral and the value of the collateral is such that there is no reasonable expectation of recovering in full.

Fair value of financial instruments determined using valuation techniques

Fair value, in the absence of an active market, is estimated by using valuation techniques, applying currently applicable and sufficiently available data, and the valuation techniques supported by other information, which mainly include the market approach and the income approach, with reference to recent arm’s length transactions or the current market value of another instrument which is substantially the same, and by using the discounted cash flow analysis and option pricing models.

When using valuation techniques to determine the fair value of financial instruments, we choose the input value in consistency with market participants, considering transactions of related assets and liabilities. All related observable market parameters are considered in priority, including interest rate, foreign exchange rate, commodity prices, and share prices or index. When related observable parameters are unavailable or inaccessible, we use unobservable parameters and make estimates for credit risk, market volatility, and liquidity adjustments.

Using different valuation techniques and parameter assumptions may lead to significant differences in fair value estimations.

Revenue recognition

Revenue represents the amount of consideration we are entitled to upon the transfer of promised goods or services in the ordinary course of our activities and is recorded net of value-added tax, or VAT. Revenues are recognized when or as control of the asset or service is transferred to the customer. Depending on the terms of the contract, control of the goods and services may be transferred over time or at a point in time. Services are provided over time if our performance:

•	provides all of the benefit received and consumed simultaneously by the customer;

•	creates and enhances an asset that the customer controls as we perform; and

•	does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

The progress towards complete satisfaction of the performance obligation is measured based on one of the following methods that best depict our performance in satisfying the performance obligation:

•	direct measurements of the value transferred by us to the customer; or

•	our efforts or inputs to the satisfaction of the performance obligation.

When either party to a contract has performed, we present the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is our right to consideration in exchange for goods or services that we have transferred to a customer. If the value ascribed to the services rendered by us exceed the payment, a contract asset is recognized. Judgment is required in determining whether a right to consideration is unconditional and thus qualifies as a receivable.

A receivable is recorded when we have an unconditional right to consideration on the date the payment is due even if it has not yet performed under the contract.

A contract liability is our obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer, which is recognized as revenue upon transfer of control to the customers.

The specific accounting policies for our main types of revenue are as below:

Retail credit facilitation service fee

We engage primarily in operating a platform in facilitating borrowers and funding partners or peer-to-peer investors. For the loans that we determine that it is not the legal lender in the loan origination and repayment process or does no need to consolidate, we do not record loans to customers and payables arising from such transactions.

We determine that both borrower and funding partners or peer-to-peer investors are our customers. In accordance with a series of contracts entered into among the borrowers, funding partners or peer-to-peer investors and us, we provided loan facilitation and post-origination services to their customers. The loan facilitation services primarily include credit assessment and financing advisory service (i.e. source funding for borrowers). The post-origination services primarily include repayment processing and loan collection service. We determine loan facilitation and post-origination as two performance obligations.

We generally collect guarantee income and one combined service fee covering both loan facilitation and post-origination services from the borrowers on monthly installment. The total consideration including service fees and guarantee income is first allocated to guarantee liability at its fair value upon inception of the loan contracts and the residual consideration are then allocated to loan facilitation and post-origination services based on their standalone selling price. We do not have observable standalone selling price for the loan facilitation services or post-origination services because we do not provide loan facilitation services or post-origination services on a standalone basis in similar circumstances to similar customers. There is no direct observable standalone selling price for similar services in the market that is reasonably available to us. As a result, the estimation of standalone selling price involves significant judgment. We use an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post-origination services as the basis of revenue allocation. When estimating the selling prices, we consider the cost related to such services, profit margin, customer demand, effect of competition on services, and other market factors.

The transaction price allocated to loan facilitation is recognized as revenue upon execution of loan agreements between funding partners or peer-to-peer investors and borrowers; the consideration allocated to post-facilitation services is recognized over the period of the loan according to the pattern of when the underlying services are performed. The transaction price allocated to loan facilitation is recognized as revenue upon execution of loan agreements between investors and borrowers; the consideration allocated to post-facilitation services is recognized over the period of the loan on a systematic basis, which approximates the pattern of when the post-origination services are performed.

As the loans facilitated by us are generally over 12 months, any incremental costs (i.e. sales commissions paid to direct sales, channel partners and others) of obtaining such contracts are recognized as contract assets and amortized on a systematic basis consistent with the pattern of the transfer of the services provided to its customers during the term of underlying loans. We assess the recoverability of contract assets related to the incremental costs of obtaining a contract in accordance with IFRS 9 at each balance sheet date. Any cost that are not expected to be recoverable are expensed as incurred.

Wealth management transaction and service fee

We offer a full suite of wealth management products from third-party institutional investment product providers to the investors on our wealth management platform. Such products include asset management plans, bank products, mutual funds, private investment funds, trust plans and others. We refer to these as current products. Wealth management transaction and service fees consist primarily of fees collected from product providers for facilitation of wealth management products offered on our wealth management platform. We generally receive a service fee based on a certain percentage of the volume of the wealth management products facilitated by us. Such fee is recognized upon successful facilitation which is the only performance obligation agreed in the contract.

For certain products, we receive a recurring service fee as a percentage of the outstanding balance of underlying wealth management products held by the investors unless such investments are disposed of by investors. Such service fee is determined to be variable consideration that does not meet the “probable of not reversing” threshold. As such, we recognize revenue related to such wealth management products based on our best estimate and true up adjustments and made based on amounts confirmed by the product providers.

We historically offered a variety of products and related services that we no longer offer, primarily due to shifts in strategy and regulatory requirements. We refer to these as legacy products. Legacy products are primarily comprised of certain types of structured alternative products originated from financial institutions, which we refer to as B2C products, and peer-to-peer products. Fees from legacy B2C products consist primarily of services fees for distribution of these products which were recognized upon successful sales of B2C products. Fees from peer-to-peer products primarily consist of value-added services fees, including secondary market service fees and services fees related to automated investment tools. Transaction fee collected for peer-to-peer business was included in the total consideration, which was allocated to loan facilitation and post origination services within the retail credit facilitation business.

We historically offered automated reinvestment service to peer-to-peer investors to enable them to reinvest their monthly repayment in other peer-to-peer products. We charge the surplus gain, i.e., the amount by which the actual rate of return exceeds the stated expected rate of return of such reinvestment service, as the reinvestment management fee. The reinvestment management fee is a separate fee charged to investors in a separate contract and therefore is allocate specifically to the reinvestment management performance obligation. We determine that the “probable of not reserving” threshold is met for surplus gain and therefore surplus gain is included in the transaction price upon the effective of reinvestment service. We estimate the surplus gain from time to time for the duration of the reinvestment service to monitor the expected outcome and revenue is recognized over the term of the reinvestment service as the investor simultaneously receives and consumes the benefits provided by our performance throughout the term of the reinvestment service.

Goodwill impairment assessment

We test annually whether goodwill has suffered any impairment. The recoverable amount of asset groups and groups of asset groups is the present value of the future cash flows expected to be derived from them. These calculations require the use of accounting estimates. If we revise the gross margin that is used in the calculation of the future cash flows of asset groups and groups of asset groups, and the revised gross margin is lower than the one currently used, we would need to recognize further impairment against goodwill. If we revise the pre-tax discount rate applied to the discounted cash flows, and the revised pre-tax discount rate is higher than the one currently applied, we would need to recognize further impairment against goodwill. If the actual gross margin or pre-tax discount rate is lower than our estimates, we cannot reverse the impairment loss of goodwill previously provided for.

Income taxes

We are subject to income taxes in the PRC and other jurisdictions. Significant judgment is required in determining the provision for income taxes in each of these jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain. We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, the differences will impact the current and deferred tax assets and liabilities in the period in which the determination is made.

Deferred tax assets relating to certain temporary differences and tax losses are recognized when we consider it probable that future taxable profits will be available against which the temporary differences or tax losses can be utilized. When the expectation is different from the original estimate, the differences will impact the recognition of deferred tax assets and taxation charges in the period in which the estimate is changed.

Compound financial instruments

Compound financial instruments contain both a liability and an equity component. The compound financial instruments issued by us comprise convertible promissory notes and convertible redeemable preferred shares.

The liability component, representing the obligation to make fixed payments of compound financial instruments, may be converted to ordinary shares at the option of the holders, and the number of shares to be issued is based on an initial fixed conversion price subject to anti-dilutive adjustments.

Principal and interest are classified as liability and initially recognized at the fair value, calculated using the market interest rate of a similar liability that does not have an equity conversion option, and subsequently measured at amortized cost using the effective interest method. The equity component, representing an embedded option to convert the liability into ordinary shares, is initially recognized in other reserves as the difference between the proceeds received from the compound financial instruments as a whole and the amount of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to the allocation of proceeds.

On conversion of the compound financial instruments into shares and convertible redeemable preferred shares, the amount transferred to share capital is calculated as the par value of the shares multiplied by the number of shares converted. The difference between the carrying value of the related component of the converted notes and the amount transferred to share capital is recognized in share premium.

Share-based compensation

An equity-settled share-based compensation plan was granted to certain of our employees, under which we receive services from employees as consideration for our equity instruments, namely options. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted:

•	including any market performance;

•	excluding the impact of any service and non-market performance vesting conditions; and

•	including the impact of any non-vesting conditions.

At the end of each reporting period, we revise our estimates of the number of options that are expected to vest based on non-market performance and service conditions. We recognize the impact of any revision to original estimates in our statement of comprehensive income, with a corresponding adjustment to equity.

If the terms of an equity-settled award are modified, at a minimum an expense is recognized as if the terms had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is canceled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the canceled award and designated as a replacement award on the date that it is granted, the canceled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

Fair value of ordinary shares

Prior to this offering, we have been a private company with no quoted market prices for our ordinary shares. We therefore need to make estimates of the fair value of our ordinary shares at various dates at the date of grant of a share-based award to our employees as the input to determine the grant date fair value of the award.

The fair values per ordinary share were estimated at the date of grant using the following key assumptions:

	March 31, 2017	December 31, 2017	June 30, 2018
	(%)
Discount rate(1)	15.00	13.00	13.00
Volatility(2)	39.15	42.73	48.52
Discount for lack of marketability	15	15	15

(1)	Discount rate is determined based on a number of factors including the risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.
(2)	Volatility is based on the historical volatility of similar public companies for a period equal to the expected life preceding the grant date.

The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm.

	Fair value per ordinary share	Valuation approach	Purpose of valuation
	(RMB)
March 31, 2017	92.27	Income approach—DCF	Share option grant
December 31, 2017	118.35	Income approach—DCF	Share option grant
June 30, 2018	171.22	Income approach—DCF	Share option grant

In determining the fair value of our ordinary shares, we applied the income approach / discounted cash flow analysis as our primary approach based on our projected cash flow using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The discounted cash flow method of the income approach involves applying appropriate discount rates to discount the forecasted future cash flows to the present value. In determining an appropriate discount rate, we have considered using the capital asset pricing model, or CAPM, the most commonly adopted method for estimating the discount rate. We also applied a discount for lack of marketability, or DLOM, of 15%, to reflect the fact that there is no ready market for shares in a closely-held company like ours.

RECENT ACCOUNTING PRONOUNCEMENTS

For detailed discussion of recent accounting pronouncements, see Note 3 to the consolidated financial statements included elsewhere in this prospectus.

MARKET OPPORTUNITIES

China’s Financial System and Opportunities for the Fintech Industry

China has the second largest financial system globally, both by retail credit lending volume in 2019 and by the total amount of investable assets as of December 31, 2019, according to the Oliver Wyman Report. In 2019, the total retail credit provided by China’s financial system had reached RMB55.9 trillion (US$7.9 trillion), representing a five-year CAGR of 15.9% between 2014 and 2019. China’s total personal investable assets have also grown from RMB107 trillion in 2014 to RMB192 trillion (US$27 trillion) in 2019, representing a five-year CAGR of 12%, and is expected to reach RMB319 trillion in 2024 at a five-year CAGR of 11%, as estimated in the Oliver Wyman Report.

The growth of China’s financial system is driven by a variety of factors, primarily including:

•

China’s large economy and its continued growth, driven by significant investment and consumption. China became the second largest economy globally in 2010 and its real GDP reached RMB77.9 trillion (US$11.0 trillion) in 2019. While the COVID-19 pandemic has had a negative effect on China’s economic growth, real GDP is still expected to reach around RMB101.8 trillion in 2024, representing a five-year CAGR of 5.5% between 2019 and 2024. In 2019, investment and private consumption contributed more than 80% of GDP.

•

The increasingly important role played by small businesses. The number of small businesses in China increased from approximately 61 million in 2014 to approximately 106 million in 2019 as a result of a consistently favorable economic and regulatory environment. Small businesses contributed more than 60% of China’s GDP and 80% of total employment in 2019.

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The rise of the middle class and affluent population in China, driven by continued urbanization and improving educational opportunities. By 2024, China’s middle-class and affluent populations, which are defined as individuals with personal investable assets of RMB100,000 to RMB3 million and RMB3 million to RMB10 million, respectively, are expected to reach approximately 294 million and 8 million, representing five-year CAGRs of 6.1% and 8.1%, respectively, and in the aggregate contribute approximately 45% of China’s total personal investable assets.

Under-penetration of Financial Services in China

Despite its significant growth, China’s financial services industry is still at a relatively early stage of development, and there remains substantial room for growth, especially in the areas of small business financing, personal consumption lending and wealth management. Favorable policies focusing on financial inclusion are underpinning the growth in small business financing and personal consumption lending. In addition, China had a gross domestic savings rate of 44% in 2018, compared to 18% in the United States, indicating strong growth potential and need for further diversification in personal investment. However, traditional financial services providers such as banks, which have historically dominated China’s financial services industry, lack the resources or technical expertise to effectively serve the financing needs of small business owners and consumers, as well as the wealth management needs of the middle class and affluent segments of the population. As banks in China are typically not well-equipped with sufficient data, technology or other resources to efficiently access or serve these customers while maintaining adequate risk management standards, they tend to serve primarily large corporations and wealthy individuals.

Industry Transformations and Opportunities Enabled by Technological Innovations

The rapid development of technology has propelled the transformation of the financial industry and empowered innovative players to compete more effectively. The ongoing COVID-19 pandemic has further driven digitalization in the financial services sector with changes in customer behavior, more support from regulators for online financial services, and the increasing willingness of traditional financial institutions to form partnerships with more tech-savvy players to advance their technology capabilities. Transformations and opportunities brought by technology and innovations include the following.

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Lending. Players with data-empowered lending technology will have significant competitive advantages in identifying qualified borrowers, performing effective risk assessment and delivering a seamless customer experience.

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Investing. As China’s wealth management industry continues to shift from principal- or return-guaranteed products towards net asset value-based products, players capable of utilizing smart technologies will have significant competitive advantages in delivering tailored product recommendations, personalized portfolio advisory services and a user-friendly online experience.

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Enablement. Tech-driven players can allow traditional financial institutions to effectively access small business owners and individuals, and provide risk management and operational technology enablement to traditional financial institutions that do not have advanced in-house technological capabilities.

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Cooperation. Traditional financial institutions are actively looking to form partnerships with technology-savvy platforms to address the gaps in their capabilities. As a result, there are more sustainable growth opportunities for technology-driven players and potential for further industry transformation.

The Retail Credit Market in China

The retail credit market in China primarily consists of (i) small business loans, which refer to loans that are borrowed either by the business owners or by the business entities, and (ii) individual consumer loans, which refer to loans borrowed by individuals for general consumption purposes other than home mortgages and auto loans. The table below illustrates the size of China’s retail credit market by outstanding balance and total demand, each as of December 31, 2019 and as expected for December 31, 2024:

	Outstanding Balance		Total Demand
	2019	2024E	2019	2024E
	(RMB trillions)
Retail Credit
Small business loans	43.1	76.6	89.7	126.6
Individual consumer loans	12.7	22.6	N/A	N/A

Source: Oliver Wyman Report

Small businesses serve as the backbone of the Chinese economy and make significant contributions to China’s GDP growth, employment, tax revenues and innovation. Small businesses refer to businesses with annual revenues of less than RMB20 million (US$3 million) for purposes of this section.

According to the Oliver Wyman Report, the outstanding balance of small business loans in China reached RMB43.1 trillion (US$6.1 trillion) in 2019, representing a five-year CAGR of 14.3% between 2014 and 2019, and is expected to grow to RMB76.6 trillion in 2024, at a five-year CAGR of 12.2%. In comparison, the total demand for small business loans in 2019 was estimated to be RMB89.7 trillion (US$12.7 trillion), indicating that approximately 52% of demand (or RMB46.6 trillion) remained unserved. Such unserved demand is forecast to reach RMB50.0 trillion by 2024.

The funding gap is primarily due to the difficulties faced by small businesses, which typically do not have an established operating history or substantial assets to be used as collateral in obtaining sufficient credit at a reasonable cost. In addition, traditional financial institutions and large online-only TechFin companies (such as Ant Financial and WeBank) are often less well equipped to meet small businesses’ specific needs for more personalized consultation, large ticket size and longer-tenured operating loans, choices of both secured and unsecured loans and prompt response to urgent funding requests. In comparison, technology-enabled players with strong technology and credit data analytic capabilities and effective offline-to-online models are presented with great opportunities in addressing this underserved market.

According to the Oliver Wyman Report, the outstanding volume of individual consumer loans reached RMB12.7 trillion (US$1.8 trillion) in 2019, representing a five-year CAGR of 22.3% between 2014 and 2019, and is expected to grow to RMB22.6 trillion in 2024, at a five-year CAGR of 12.2%, as China continues to shift toward a consumption-driven economy. Personal consumption as a percentage of GDP has increased from 36.6% in 2014 to 38.9% in 2019, and is expected to grow further to 42.3% in 2024. While the existing consumer loan leverage ratio in China has grown from 7.2% in 2014 to 12.9% in 2019, and is expected to continue to grow steadily in the next five years, it is still low compared to 18.9% for the United States in 2019.

Competitive Landscape

The two main types of players in China’s retail credit market are (i) traditional financial institutions, which primarily include traditional banks, financial leasing companies, commercial factoring companies, offline consumer finance companies and offline small loan companies, and (ii) non-traditional financial service providers, which primarily include fintech companies, online-only TechFin companies and online lending platforms.

Traditional financial institutions: Traditional financial institutions typically provide loans to borrowers with longer operating history and significant collateral. They face difficulties in serving small businesses and their owners, which requires data-driven risk assessment capabilities, a fast and convenient loan origination process and strong collection capabilities.

Non-traditional financial service providers: Non-traditional financial service providers serve as facilitators of loan products designed and offered by traditional financial institutions. Non-traditional financial service providers can address some of the difficulties that traditional financial institutions face and are experiencing significantly faster growth than the overall retail credit market as a result. According to the Oliver Wyman Report, the total outstanding retail credit loan balance of the leading non-traditional financial service providers reached RMB3.6 trillion (US$0.5 trillion) in 2019, comprising of RMB2.8 trillion (US$0.4 trillion) in individual consumer loans and RMB0.8 trillion (US$0.1 trillion) in small business loans. The total outstanding retail credit loan balance of the leading non-traditional financial service providers is growing at a five-year CAGR of 90.4%, compared with a five-year CAGR of 15.9% for the overall retail credit market, and it is expected to grow to RMB10.0 trillion in 2024 at a CAGR of 22.7%.

However, not all non-traditional financial service providers are created equal. Small lending platforms and large online-only TechFin companies typically facilitate a limited range of product offerings that focus on smaller-sized loans with shorter terms, as they often lack the financial data and infrastructure to effectively assess and manage risks or provide face-to-face consultation and collection services. In comparison, large fintech companies that have rich data to support robust pricing and risk management processes, innovative offline-to-online customer acquisition models, and optimized end-to-end lending processes empowered by smart applications of cutting-edge technologies are well situated to serve the untapped needs. Leading fintech companies can also provide technology enablement and tailored risk sharing solutions to traditional financial institutions, helping them increase their customer flows through enhanced acquisition channels and service network coverage, upgrade their risk assessment systems, streamline their offline-to-online service processes and improve post-origination management.

As of June 2020, Lufax ranked as the second largest player in terms of outstanding loan balance in the retail credit market served by non-traditional financial service providers, as shown in the tables below. The average ticket size of loans offered by Lufax is also significantly larger than that of the other players in the market.

Top 5 non-traditional financial service providers in the retail credit market
Ranking	Provider	Estimated Outstanding Balance (RMB billions)	Estimated Market Share	Estimated Average Ticket Size (RMB)
1	Player 1	2,000–2,300	46–53%	5,000
2	Lufax	519	12%	146,513 (general unsecured)–422,398 (secured)
3	Player 3	330–380	7–9%	9,000
4	Player 4	200–250	4–6%	3,000
5	Player 5	90–120	2–3%	3,000

Top 5 non-traditional financial service providers in small business loans market
Ranking	Provider	Estimated Outstanding Balance (RMB billions)	Estimated Market Share	Loan Product Type
1	Player 1	400–500	38–48%	Medium ticket size; unsecured
2	Lufax	331	32%	Large ticket size; secured and unsecured
3	Player 3	40–70	4–7%	Large ticket size; unsecured
4	Player 4	30–40	3–4%	Large ticket size; unsecured
5	Player 5	20–30	2–3%	Large ticket size; unsecured

Source for both tables: Oliver Wyman Report

Opportunities and Profitability

The distribution of loan volume and profit by ticket size demonstrated by the charts below shows that significant profit opportunities lie in the market for large ticket size loans. This market is typically served by traditional financial institutions and large fintech players.

* Estimated by pre-tax profit, which is calculated as transaction volume × (internal rate of return-cost of funding) × duration – outstanding balance × expected loss-operating cost. Only key market participants are included.

Source: Oliver Wyman Report

Retail credit providers of large ticket size loans are able to capture significantly higher profitability as a result of the following factors:

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Online-only TechFin platforms lack financial data and expertise required to serve large-sized loans, while traditional financial institutions often lack the technology to build robust risk assessment capabilities and streamline their loan origination process.

•	Large fintech companies equipped with financial expertise, data and advanced technology are well situated to complement and cooperate with traditional institutions in serving large ticket size loans.

•	As the average loan ticket size increases, customer acquisition and operating costs as a percentage of loan sizes decrease, leading to higher profitability.

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Players with strong collection capabilities, established brand, high customer quality and long operating history are more attractive to financial institutions serving as funding partners, and can thus access more funding at favorable rates.

At the same time, the entry barriers for providers serving the large ticket size segment are high. Successful players must have robust credit assessment and pricing capabilities, a strong offline sales force that can proactively reach and identify high-quality borrowers with matching needs, the ability to deliver a fast, streamlined offline-to-online borrowing experience, and technology-empowered and fully compliant post-origination management and collection capabilities.

Key Success Factors

The following factors are the keys to successfully operating as a retail credit provider of larger-sized loans in China:

•	effective offline borrower acquisition and servicing channels that seamlessly connect prospective borrowers to the online application process at scale;

•	robust risk management and pricing mechanisms supported by extensive credit and financial data and advanced credit assessment technologies;

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ability to provide outstanding customer experience, including a streamlined loan application and service process and flexible product offerings in terms of ticket size, tenor and product type (unsecured and secured); and

•	comprehensive and fully compliant post-origination and collection services.

Regulatory Landscape

PRC regulatory authorities, including the People’s Bank of China and the China Banking and Insurance Regulatory Commission, or the CBIRC, have issued guidelines and policy directives for the retail credit industry, including clear guidelines on the roles of traditional financial institutions and non-traditional financial service providers, which further promote the sustainability of cooperation between these financial institutions. See “Regulation—PRC Regulations.” Tighter regulations have increased overall compliance costs, promoted more commercially reasonable and sensible credit products, enhanced the competitive edge of established market players and encouraged consolidation within the industry. The total market share of the top 3 non-traditional financial service providers by loan balance increased from 45% to 70% from 2017 to the first half of 2020, according to the Oliver Wyman Report. Established players with industry-leading practices and sufficient resources and flexibility to effectively adapt to the evolving regulatory environment are best poised to capture additional market share and solidify their market leading positions.

The Wealth Management Market in China

There have been significant changes in products offered by the wealth management industry in response to China’s new asset management regulations, giving rise to greater specialization between asset managers and distribution channels, and accelerating the transition from guaranteed and short-term products to net asset value—based and long-term products. As a result, the market has seen a heightened focus on suitability for wealth management products, a rising demand for portfolio diversification and an increasing emphasis placed on technology-empowered capabilities.

Historically, personal investable assets in China have been largely managed individually. However, both traditional financial institutions and non-traditional financial service providers are playing increasingly important roles in serving the wealth management needs of a growing middle class and affluent population which enjoys increasing disposable income, investable assets and overall wealth, and has an increasing demand for personalized investment services.

Notes:

1.	As percentage of 1.0 billion clients in total as of end of 2019
2.	As percentages of total investable assets of RMB192 trillion as of end of 2019

Source: Oliver Wyman Report

As estimated in the Oliver Wyman Report, total assets under management of the wealth management market reached RMB49.4 trillion (US$7.0 trillion) in 2019 and are expected to grow to RMB118.0 trillion by the end of 2024, representing a five-year CAGR of 19%. In particular, wealth management players who can leverage advanced technology, offer efficient processing time and maintain low distribution costs are experiencing significant growth. As estimated in the Oliver Wyman Report, the non-traditional financial service provider wealth management market had assets under management of RMB7.6 trillion (US$1.1 trillion) in 2019, is expected to grow at a five-year CAGR of 29% to reach RMB27.5 trillion by the end of 2024, and the online penetration rate of wealth management services in China by total assets under management was 29% in 2019, compared with 43% in the U.S., and is expected to reach 42% in 2024.

According to the Oliver Wyman Report, the growth in the wealth management market has been driven by the fast growth of the middle class and affluent population, which accounted for 49% of personal investable assets in 2019, and particularly by their increasing demand for more diversified investment opportunities. The middle class and affluent segments have particular investment needs and for the most part have been underserved by traditional institutions and large online-only TechFin platforms. Their main investment needs include a broader range of products to select from, personalized value-added services matching their risk appetite and investment goals, transparent and real-time monitoring and disclosure, and a seamless customer experience with integrated investment and savings accounts.

Competitive Landscape

The three main types of players in China’s wealth management market are (i) traditional financial institutions, such as banks and securities companies, which typically have established offline networks, (ii) online non-traditional financial service providers, which primarily include large online-only TechFin platforms and large fintech companies, and (iii) offline non-traditional financial service providers.

Traditional financial institutions: Traditional financial institutions primarily operate through their offline infrastructure, which often leads to higher costs and difficulties in meeting evolving customer demands. Traditional financial institutions also face challenges in effectively adopting automation and leveraging advanced techniques to build and manage portfolios and to provide targeted investment advice.

Online non-traditional financial service providers: Within the online non-traditional financial service providers, large online-only TechFin platforms often do not possess sufficient data, deep product knowledge or established brands to efficiently attract quality investors. As a result, online-only TechFin platforms’ product offerings are usually limited to simple and homogeneous solutions. In comparison, large fintech companies with extensive knowledge and financial expertise are able to offer a wide range of products from a large number of product providers and effectively acquire high-quality investors.

Offline non-traditional financial service providers: Offline non-traditional financial service providers focus on serving high net worth individuals with advisory-focused offline services but have limited customer scale.

Only leading fintech platforms with leading data and technology advantages, strong suitability matching capabilities, and an offline-to-online customer acquisition model can effectively serve the middle class and affluent segments and continue to benefit from the industry transformation. In addition, leading non-traditional financial service providers are also equipped to provide technology enablement services to traditional financial institutions, helping them keep up with advances in financial technology trends and creating opportunities for open banking and integrated financial platforms.

As of June 2020, Lufax ranked as the third largest non-traditional financial service provider in the wealth management market in terms of client assets, as shown in the tables below. As of June 30, 2020, Lufax’s average wealth management client assets were more than three times higher than the weighted average of the client assets of the other players among the top five non-traditional financial service providers, which were approximately RMB8,000 (US$1,132) according to the Oliver Wyman Report.

Top 5 non-traditional financial service providers in the wealth management market ranked by client assets
Ranking	Provider	Client Assets (RMB billions)	Market Share	Average Client Assets per Investor (RMB)
1	Player 1	4,000–4,200	48–51%	8,000
2	Player 2	1,300–1,500	16–18%	8,000
3	Lufax	375	5%	29,000
4	Player 4	250–300	3–4%	8,000
5	Player 5	180–210	2–3%	11,000,000

Top 5 non-traditional financial service providers in the wealth management market ranked by client assets (excluding money market funds)
Ranking	Provider	Client Assets (RMB billions)	Market Share
1	Player 1	1,500–1,700	37–42%
2	Player 2	450–500	11–12%
3	Lufax	358	9%
4	Player 4	180–210	4–5%
5	Player 5	150–180	3–4%

Source for both tables: Oliver Wyman Report

Opportunities and Profitability

Leading wealth management providers focusing on the affluent and middle class segments are able to capture notably higher profitability, as these investors represent the most significant revenue and growth potential in the Chinese market. Affluent segment investors typically demand more sophisticated product offerings, which lead to higher take rates, while middle class segment investors generate large transaction volumes. The table below shows the distribution of revenue by business model and investor segment for the wealth management market. As of December 31, 2019, approximately 29% of China’s wealth management market was online.

Revenue by Business Model and Investor Segment

(RMB in billions and % of total revenues of RMB310 billion in 2019)

Source: Oliver Wyman Report

At the same time, the entry barriers for wealth management providers serving the affluent and middle class segments are high. Successful players must have advanced data and technologies to provide individualized investment recommendations and seamless investing experiences, and a strong brand and established operating history to build credibility, and they must comply with licensing and other regulatory requirements.

Key Success Factors

The following factors are the key to successfully operate in China’s wealth management market:

•	effective investor acquisition through an offline-to-online model;

•	a comprehensive suite of product offerings supported by sourcing capabilities;

•	strong ability to design and offer investor-centric, value-added services and highly personalized products;

•	deep insights into products and accurate facilitation of products based on investors’ investment goals and risk appetites, enabled by data-driven analysis; and

•	an ability to navigate the evolving regulatory environment.

Regulatory Landscape

Like the retail credit market, China’s wealth management industry has experienced increasing regulatory supervision. Regulations adopted by the People’s Bank of China, the CSRC and the CBIRC laid out clear divisions between financial product designs and distribution, brought heightened focus on risk management and disclosure requirements and driven the shift from guaranteed products towards net asset value—based products. See “Regulation—PRC Regulations.” As a result, asset management companies owned by traditional financial institutions such as banks are also moving towards offering more net asset value—based products and looking for third-party distribution channels, creating more opportunities for independent, open and technology-empowered third-party platforms. Tighter regulations have increased overall compliance costs, enhanced the competitive edge of established market players and encouraged consolidation within the industry. The total market share of top three non-traditional financial service providers in the wealth management market by client assets increased from 45% to 70% from 2017 to the first half of 2020, according to the Oliver Wyman Report. As with the retail credit market, established players with industry-leading practices, adequate resources and flexibility to adapt to the evolving regulatory environment effectively are best poised to capture additional market shares and solidify their market leading positions.

BUSINESS

OVERVIEW

We are a leading technology-empowered personal financial services platform in China. Our mission is to make retail borrowing and wealth management easier, safer and more efficient. We primarily address the large unmet demand for personal lending among small business owners as well as salaried workers in China, and we provide tailor-made wealth management solutions to China’s fast growing middle class and affluent population. As of June 30, 2020, our total balance of retail credit facilitated reached RMB519.4 billion (US$73.5 billion), and the total client assets generated through our online wealth management platform reached RMB374.7 billion (US$53.0 billion), ranking us number two and number three, respectively, among non-traditional financial service providers in China according to Oliver Wyman.

China has the second largest financial system globally, both by retail credit lending volume in 2019 and by the total amount of investable assets as of December 31, 2019. The estimated demand for small business financing was RMB89.7 trillion (US$12.7 trillion) in 2019, of which RMB46.6 trillion (US$6.6 trillion) was unmet. In addition, the current outstanding balance of consumer loans in China is estimated to be RMB12.7 trillion (US$1.8 trillion) as of December 31, 2019. As of the same date, China’s personal investable assets reached RMB192 trillion (US$27 trillion), making it the second largest personal wealth management market globally, and only RMB49 trillion (US$7 trillion) or 26% has been placed in wealth management products. For more details, including sources, see “Market Opportunities.”

We are well positioned to capture markets which have been underserved by traditional financial institutions and online-only TechFin platforms backed by major internet companies, such as Ant Financial, WeBank and Tencent Licaitong. Many traditional financial institutions do not have the necessary skills, data and technology to fully address these customer needs, while online-only TechFin platforms generally lack the financial data and financial services capability to price credit risk appropriately for borrowers and provide suitable products to investors. Our business is built on:

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Unique capital-light, hub-and-spoke business model: We operate a scalable capital-light business model focusing on large, underserved, yet highly attractive segments. Our platform has two “hubs”, connecting hundreds of financial institution “spokes,” to facilitate lending and wealth management products tailored to individual customers’ needs and risk appetites. Our hubs are tied to an integrated account which accumulates users’ data to drive ongoing personalization of services.

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Proven technology applications: Our distinctiveness is founded on our ability to develop purpose-built technology, combine it with our financial expertise, and embed these solutions throughout our business. With proprietary data accumulated over 15 years, we have created cutting edge capabilities in know your product (KYP), know your business (KYB), and know your customer (KYC) to effectively assess risk and facilitate products to customers. These three areas leverage extensive data, AI applications, machine learning, and blockchain solutions to price credit and manage suitability-related risks effectively, and to deliver sophisticated digital customer services efficiently. Our strong cooperation with the Ping An ecosystem allows us early access to ongoing investment in technology innovation in financial services, including through Ping An Group’s 8 research institutes and more than 21,000 patents and patent applications.

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Deep financial services expertise: Our relationship with Ping An Group, a top 2 Fortune Global 500 financial institution by 2019 revenue, provides us with valuable access to its ecosystem. Through commercial relationships across the Ping An ecosystem, we benefit from potential access to Ping An Group’s approximately 210 million financial services customers, a proportion of which are small business owners and middle class and affluent investors. We also have collaboration with Ping An businesses, distribution channels, and product capabilities spanning insurance, investment, banking, and analytics.

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Strong offline-to-online channel integration: Our deep integration across channels allows us to better meet the borrowing and wealth management needs of small business owners and middle class and affluent investors through a superior online customer experience complemented with the option of offline assistance. Combining our large direct salesforce of over 56,000 members and online telemarketing team of over 4,000 personnel, with our collaboration across the Ping An ecosystem, empowers us to provide more sophisticated services to small business owners and middle class and affluent investors more effectively than online-only TechFin platforms.

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Through-the-cycle track record: Our strong performance through credit cycles demonstrates the benefit of our superior financial data and our ability to price and manage risk effectively relative to our online-only peers, as well as our ability to respond quickly and adjust our business effectively to regulatory changes. Moreover, we have delivered stable operating results through cycles. Over the three years from 2017 through 2019, our total balance of loans facilitated grew at a CAGR of 26.6%, while our total wealth management client assets, excluding legacy products, grew at a CAGR of 39.4%. Our stable growth, operating results, and superior credit quality over time highlight the caliber of our experienced management team and the clear benefits of our financial DNA.

Unique Business Model: Technology-empowered Personal Financial Services “Hub & Spoke” Platform

We have implemented a unique, capital-light, hub-and-spoke business model combining purpose-built technology applications, extensive data and financial services expertise to effectively facilitate the right products to the right customers.

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In terms of the retail credit facilitation hub, as of June 30, 2020, we have connected 13.4 million cumulative borrowers with more than 50 banks, trusts and insurers as spokes on our platform. We provide small business owners with convenient access to affordable, large-ticket-size funding, while enabling financial institution partners to tap into a fast-growing, high-quality small business segment in a cost-effective way. We integrate our direct sales team and network of channel partners, including the Ping An ecosystem, to acquire high quality borrowers. We operate a capital-light business model. As of June 30, 2020, we have credit risk exposure for only 2.8% of the outstanding balance of loans we facilitated.

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In terms of the wealth management hub, as of June 30, 2020, we have connected with 429 institutional product providers, our spokes, to facilitate the offering of approximately 8,600 wealth management products to 12.8 million active investors. We leverage the Ping An ecosystem, our online marketing team and our member referral programs to source customers. We offer middle class and affluent customers tailored selections of investment products that are aligned with their risk appetite and investment objectives. As of June 30, 2020, approximately 75% of the client assets invested through our platform are from customers that invest more than RMB300,000 (US$42,462). Approximately 88% of these customers utilize one or more of our integrated account functions. These customers generally enjoy priority access to limited availability investments and dedicated services from online relationship managers to augment information for sophisticated products.

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Our integrated account serves as a single interface to connect all borrowers and investors to products, transactions, and services offered through the platform. Its real time processing allows us to continually develop, deepen, and retain customer relationships. Upon registering, new customers link an existing bank account to initiate investments and loans to be automatically funded and repaid through smart functionality. The integrated account allows customers to track all transactions, view performance, and automatically sweep balances into investments. Upon first purchase, AI verification tools deploy facial and voice recognition to confirm customer identification, undertake KYC processing, and screen for fraud, and subsequently leverage this data via voice bots to confirm customer understanding of risks when purchasing more sophisticated products. Through the integrated account, we provide a steady stream of recommendations, product alerts, and portfolio allocation analysis to help customers realize their long-term goals. Services such as our integrated account functions contributed to a 95.0% retention rate among wealth management customers in as of June 30, 2020.

Retail Credit Facilitation

Huge small business owner market with unmet needs. The unmet financing demand of small businesses in China was approximately RMB47 trillion (US$7 trillion) as of December 31, 2019. This market opportunity is huge because small business owners need larger ticket size loans and longer tenors for their personal or operating purposes, often on short notice, and they need both highly personalized services and a fast and convenient application process. Similarly, when salaried workers require larger loans for flexible use, they cannot fulfill their needs through traditional credit card and loan products either.

Current players unable to meet more complex borrower needs. Traditional banks cannot serve small business owners and certain salaried worker customers effectively because they generally find it hard to provide larger ticket size loans without collateral. They may lack sophisticated data-driven risk assessment abilities and they generally do not possess developed technology for cost-efficient online capabilities. Similarly, online-only TechFin companies tend to focus on smaller size loans at shorter tenors where pricing for risk is less important, as they rely more on social behavior data rather than financial data for credit decisioning given their lack of financial services background. Online-only TechFin companies and many traditional banks outsource their collection functions, which reduces their ability to manage risk in their portfolios, particularly at larger ticket sizes or at challenging points in the credit cycle.

Unique data and financial DNA allow us to address these needs. Our unique combination of capabilities allows us to address the needs of small business owners and salaried workers:

(1)	Advanced risk models built on our over 15 years of proprietary credit data as well as analytics and insights derived from cooperation with other members of the Ping An ecosystem;

(2)

Cutting-edge data analytics and AI technologies to automate and digitize the entire loan facilitation process including AI-driven customer targeting, loan underwriting leveraging micro facial expression technologies, and smart robot-based customer service and collection processes;

(3)

Integrated offline-to-online distribution channels including a large nationwide direct salesforce of over 56,000 members, various channel partners, including the Ping An ecosystem, and online telemarketing;

(4)	An experienced and focused in-house collection team of more than 9,500 members; and

(5)	A long and consistent operating track record of close cooperation with more than 50 funding and credit enhancement partners.

We target high quality borrowers with larger ticket sizes. Our target customers are high quality borrowers who have financial assets, real estate, or some access to commercial bank credit and yet are underserved by online-only TechFin companies and traditional financial institutions in China. Among the borrowers we served in the first six months of 2020, excluding legacy products, approximately 92% of them have credit cards and around 57% of them own residential real estate, while 57% of them do not have unsecured bank loans outstanding. These customers typically need larger loans for operating or consumptions purposes. Larger ticket size loans generally offer greater economies of scale and more attractive customer lifetime value, which makes these customers an attractive segment for us. Medium to large ticket size loans generate approximately 77% of total pre-tax profit of the retail credit market. In the first six months of 2020, the average size of loans facilitated on our platform was RMB146,513 (US$20,738) for general unsecured loans and RMB422,398 (US$59,787) for secured loans, compared to an estimated average ticket size of only approximately RMB5,000 (US$708) for the other top 5 lenders among non-traditional financial service providers. Due to the high entry barriers surrounding the large ticket size, small business owner lending space, we enjoy market leadership, high profitability and limited direct competition.

We have delivered stable through-the-cycle results. The balance of loans we facilitated grew at a CAGR of 26.6% from 2017 to 2019, while the DPD 30+ delinquency rate remained at less than 0.7% for secured loans we facilitated and less than 1.9% for general unsecured loans we facilitated as of December 31, 2017, 2018 and 2019, demonstrating the appeal of our target customer segments and our ability to effectively price for risk. We define DPD 30+ delinquency rate as the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. See “— COVID-19 Impact” below for the impact of the pandemic on delinquency rates in the first six months of 2020.

Wealth Management

Large, fast growing wealth management market. Driven by the fast growth and high savings rate of the middle class and affluent population in China and their increasing demand for personalized investment and wealth management, the assets under management for the wealth management market reached RMB49 trillion (US$7 trillion) in 2019. The wealth management market is expected to grow to RMB118 trillion by the end of 2024, representing a CAGR of 19%.

Current players are not able to meet middle class and affluent investors’ needs. With the recent introduction of the New Asset Management Guidelines, the wealth management industry is moving from being product-centric to customer-centric, creating opportunities for technology- and data-driven personalized service offerings. However, the wealth management needs of the middle class and affluent are significantly underserved because these customers generally do not qualify for more comprehensive private banking services at traditional banks. They seek an increasingly sophisticated range of options but they may have difficulty selecting suitable solutions without assistance. Most commercial banks offer limited products, mainly through higher-cost offline account managers who have limited wealth management expertise and lack specialized suitability management tools. Similarly, online-only TechFin companies seldom offer much beyond the most basic wealth management products with their focus to date mostly on smaller ticket cash management products linked to their ecommerce, social and payment platforms.

We uniquely address sophisticated needs by tailoring through technology. With nearly 10 years of accumulated data and experience, we are able to provide a full suite of wealth management services tailored to address more sophisticated investor needs:

(1)

Comprehensive KYP and KYC data, leveraging underlying AI models, enables accurately facilitating suitable products and portfolios to customers on a real-time basis with ongoing post investment monitoring;

(2)

Broad partnerships with 429 financial institutions, facilitating the offering of approximately 8,600 products across asset categories, support dynamic portfolio creation and performance-based product selection for changing market conditions;

(3)	Integrated offline-to-online marketing allows us to source and personalize services for high quality investors;

(4)

A robust integrated account with automated sweep, investment, and alert functions, supported by online relationship managers for high value customers, empowers investors to fulfill increasingly dynamic and sophisticated investment needs; and

(5)

Real-time recording of account verification data, customer risk tolerance information, product attribute disclosures, product purchasing clicks, and post-order risk comprehension verification calls on blockchain supports suitable selling regulatory requirements commensurate with more sophisticated products, with high efficiency.

We target large, profitable segments. The middle class and affluent customer segments are increasingly seeking diversification of assets and services including dynamic adjustment of their portfolios to meet their goals. As of June 30, 2020, we served 44.7 million registered users and 12.8 million active investors, and 75.4% of our total client assets were contributed by higher value investors with client assets above RMB300,000 (US$42,462). As of June 30, 2020, our average wealth management client assets were approximately RMB29,331 (US$4,151), more than three times higher than average client assets of the other top 5 non-traditional financial service providers, which is estimated to average around RMB8,000 (US$1,132). Our target investors tend to demand sophisticated product offerings, representing additional revenue potential. These features make them an attractive target customer base.

COVID-19 Impact

The resilience and fundamental strengths of our business model have been further proven during COVID-19. Although the DPD 30+ delinquency rate for general unsecured loans increased from 1.8% as of December 31, 2019 to 3.3% as of June 30, 2020 and the DPD 30+ delinquency rate for secured loans increased from 0.6% to 1.4% as of the same dates, we swiftly resumed the operation of our business and flow rate, which is an early indicator for delinquency, began to improve. In response to nationwide lockdowns in China at the end of January 2020, we made remote working arrangements for our collections staff, extended the usage of AI collection technology, and accelerated the launch of AI underwriting robots. As a result of these measures, we have seen recovery in early delinquency indicators in the second quarter of 2020, to levels around those that prevailed for most of 2019. The 1-to-89-day general unsecured loans flow rate improved to 0.6% in May, 0.5% in June and 0.5% in July after reaching a peak of 1.0% in February 2020 and the secured loans flow rate likewise improved to 0.2% in May, 0.2% in June and 0.1% in July after reaching a peak of 0.7% in February 2020. See “—Retail Credit Facilitation—Risk Management for Retail Credit—COVID-19 Impact” for the flow rate charts. Since we take limited credit risk under our capital-light business model, the increase in delinquencies had less impact on our financial results than those of our peers who bear higher credit risk than we do.

Critical aspects of our business model have been reinforced during COVID-19. Although we source customers through offline-to-online channels, our ability to serve customers entirely online has allowed our businesses to benefit from changing consumer behaviors and, as a result, maintain growth in the initial COVID-19 lockdown period. In a bid to drive economic recovery, Chinese government policies have further emphasized the importance of small businesses in reigniting growth and employment. Our ability to serve small business owners in cooperation with financial institutions is squarely in line with policy priorities. Our success in controlling credit risks through the COVID-19 crisis is reinforcing long-standing relationships with our institutional funding partners. Capital markets volatility accompanying COVID-19 is accelerating individual investor understanding of the need to invest in a more diversified manner, further underpinning the importance of our data-driven matching engines to guide investors to more sustainable investing. The new policy priorities, increased online customer behavior, and greater openness by traditional financial institutions to seek new forms of business collaboration resulting from the pandemic are, together, likely to reinforce our competitive advantages.

Solid Performance and Growth Trajectory

Our platform has demonstrated significant growth and profitability in the last three years. Over the three years from 2017 through 2019, our total balance of loans facilitated grew at a CAGR of 26.6%, while our total wealth management client assets, excluding legacy products, grew at a CAGR of 39.4%. Our total income increased from RMB27.8 billion to RMB47.8 billion (US$6.8 billion), representing a CAGR of 31.1%, and our net profit increased from RMB6.0 billion to RMB13.3 billion (US$1.9 billion), representing a CAGR of 48.6%, during the same period. We had total income of RMB25.7 billion (US$3.6 billion) and net profit of RMB7.3 billion (US$1.0 billion) for the first six months of 2020. As we have become increasingly capital-light, our income contribution from technology platform services grew from 61.9% to 87.7% from 2017 to 2019, while our net margin increased from 21.7% to 27.8% during the same period. For the first six months of 2020, our income contribution from technology platform services was 83.5% and our net margin was 28.3%.

OUR STRENGTHS

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

Leading Platform in a Sizable and Attractive Market

We are ranked among the top 3 in both retail credit and wealth management among non-traditional financial service providers in China.

In retail credit, we were ranked number 2 among non-traditional financial service providers in China as of June 30, 2020, with a 12% estimated market share in outstanding balances of retail credit facilitated and a 32% estimated market share in outstanding balances of small business loans facilitated. We target the small business owner loan market with personal loans, which is a highly attractive segment within retail credit, posing substantial entry barriers to both traditional financial institutions and online-only TechFin companies. As of June 30, 2020, our retail credit business had achieved substantial scale, with RMB519.4 billion (US$73.5 billion) in total outstanding balance of loans facilitated and 13.4 million cumulative borrowers served. We had an average ticket size of RMB146,513 (US$20,738) for general unsecured loans and approximately RMB422,398 (US$59,787) for secured loans in the first six months of 2020. This compares to an average ticket size of approximately RMB5,000 (US$708) for the other top 5 lenders among non-traditional financial service providers. Larger ticket sizes translate into a higher value per customer, which in turn means that borrower acquisition costs are covered earlier in the life of the loan and collection efforts are justified. Our success in providing larger-ticket-size loans with longer tenor is attributed to our extensive proprietary credit and financial data, our large offline sales team, and our tech-powered online experience.

In wealth management, we were ranked number 3 among non-traditional financial service providers in China as of June 30, 2020, with a 9% market share by client assets, excluding money market funds. We facilitated over RMB1.0 trillion (US$142 billion) in online transaction volume for wealth management products in 2019 and over RMB500 billion (US$71 billion) in the first six months of 2020. As of June 30, 2020, we had RMB374.7 billion (US$53.0 billion) in total client assets and served 12.8 million active investors. Our wealth management client assets per investor were approximately RMB29,331 (US$4,151) as of that same date, compared to average client assets per investor of RMB8,000 (US$1,132) for the other players among the top 5. Our advanced suitability management tools, AI-driven portfolio investing services and long-standing, widely recognized brand allow us to attract and effectively serve middle class and affluent customer segments that have more sophisticated needs and offer higher revenue potential.

Customer-centric Product Offerings and Offline-to-Online Channels

The breadth and depth of products that we offer to our customers are critical to the success of our platform. On the retail credit facilitation side, we facilitate the offering to borrowers of an array of loan products with flexibility in structure (secured and unsecured), size (up to RMB10 million (US$1.4 million) for secured and up to RMB1 million (US$142 thousand) for unsecured) and contractual tenor (up to 36 months) at affordable rates to meet their small business and consumption needs. Our 16 years of through-cycle credit data, supplemented by access to Ping An ecosystem analytics and insights, is critical in assessing borrowers’ ability and willingness to repay larger-size loans. On the wealth management side, through partnerships with 429 institutional product providers, we facilitate the offering of approximately 8,600 products covering all major wealth management product categories in China, including asset management plans, bank products, mutual funds, private investment funds, trust products and insurance products.

Our purpose-built end-to-end technology platform integrates with offline-to-online capabilities, which confers significant competitive advantages combining elegance, scalability and flexibility of digital technology with deep customer relationships and effective risk management.

We acquire customers primarily through our direct sales team, various channel partners, including the Ping An ecosystem, and direct online marketing. On the retail credit facilitation side, our nationwide direct sales force of over 56,000 members covers over 270 cities across all provinces in China except Tibet. The active and personal involvement of our own employees ensures deep client relationships. We pair this with the Ping An ecosystem, which leverages experience and knowledge of the markets to identify high-quality clients with unmet financing needs. These are supplemented by over 210 other active channel partners and an online and telemarketing team of over 4,000 members that maintains contact with existing and past customers to help them borrow new loans. Our business is well diversified with multiple acquisition channels and nationwide coverage. No single city accounted for more than 3.5% of the total balance of loans we facilitated as of June 30, 2020, excluding legacy products. At the same time, our offline-to-online model enables us to maintain a robust centralized risk management system on the basis of a paperless and fully online loan application and approval process. On the wealth management side, the investors we acquire through the Ping An ecosystem typically are of higher quality and invest more with our platform given multiple touch points across Ping An Group. With only 4.5 million active investors sourced from approximately 210 million financial services customers in the Ping An ecosystem as of June 30, 2020, there is significant room for future growth.

Technology-enabled Customer Experience and Services

One of our key strengths lies in our knowledge of how to apply and integrate cutting-edge technologies with our product and service offerings to enable a seamless and personalized experience throughout the customer journey.

With over 15 years of proprietary data, and by leveraging AI, data analytics, and blockchain technologies, we have created cutting-edge capabilities in KYP, KYB and KYC to effectively price risk, facilitate suitable products and deliver sophisticated digital customer services.

In our retail credit facilitation business, we leverage our proprietary KYC and KYB data technology for targeted marketing and risk assessment tailored for small business loans. Our segmentation algorithms allow us to carry out cluster analysis of customer segments to automatically screen potential customers, enabling us to select and target high-quality borrowers. The resulting analytical insights empower our direct sales and telemarketing agents to improve acquisition efficiency and proactively assist our customers. We deploy biometric identification, natural language processing, and optical character recognition to eliminate some of the more onerous procedures and simplify the process for the borrower to provide loan documentation. We have also reshaped the traditional credit approval process with advanced technology. Interviews are conducted remotely, utilizing our advanced voice and facial recognition technologies. We are among the first in the industry to develop micro facial expression analytics to detect fraud.

Based on a vast amount of credit and financial data from our proprietary database, Ping An ecosystem analytics and insights, and behavioral data that we have amassed during the application and interview process, our credit approval model allows us to significantly reduce turnaround time for large ticket loans. The entire loan application, fraud detection and credit approval process for general unsecured loans can be as fast as 20 minutes, compared to days or weeks for many Chinese commercial banks. We have recently launched a revolutionary 100% AI video approval tool, AI+ Video Loan, that eliminates any manual input and allows the application and approval process to be completed by video conversation. With regards to loan collection, our predictive modelling technology and proprietary collection algorithms allow us to segment delinquent customers and design the most appropriate course of action for each one. We utilize a combination of SMS reminders, automated calls powered by voicebot technology, and our offline collection team to improve collection cost effectiveness and customer experience. We also use natural language processing technology to monitor the conversations between our collection team and our customers to ensure that collection practices are conducted in a fully compliant manner. Our application of technology to customer experience is designed to both enhance customer satisfaction and increase our operating efficiency.

In our wealth management business, we apply multiple smart technologies to provide highly personalized services. Our state-of-the-art AI-enabled risk matching system processes an enormous array of KYP and KYC data to facilitate the right product to the right investor at the right time. We use machine learning to analyze and predict investor behavior and intentions, which is then used to generate individually tailored content for targeted marketing, effective customer interaction and post-investment monitoring. Our AI-driven smart robots are responsible for key stages in the investing life cycle and execute marketing strategies to further drive customer engagement. This technology enables us to serve middle class and affluent investors by providing high-end customer services at a price that the private wealth management departments of traditional banks cannot match.

We utilize quantitative models and machine learning to provide customized portfolio investment recommendations based on investor behavior and risk preference to help them achieve better returns with controlled risk. We provide integrated account services to allow remote account opening and automatic settlement. Dedicated account managers offer priority opportunity to purchase popular products and personalized consultations for complex products. As a result, our number of active investors grew at a CAGR of 14.1% from 2017 to 2019, while our investor retention ratio remained above 90% each year. Going forward, we are leveraging our technology to build an end-to-end digital wealth management enablement solution to empower small and medium-size financial institutions via multi-tenant clouds through to extend our hub-and-spoke model.

Cutting-edge Data-driven Risk Management

We are at the forefront of embedding advanced AI, big data, blockchain technology and analytics into business processes resulting in a highly sophisticated, holistic and adaptable risk management system.

In our retail credit facilitation business, we have built our proprietary risk pricing models with extensive credit, financial and behavioral data through over 15 years of operations, access to Ping An ecosystem analytics and insights, and data from diverse third party sources accessed under proper authorization and within lawful parameters. Credit and financial data are highly relevant to credit decisions for larger size, longer tenor loans that require the assessment of not only willingness to repay but also the ability to repay.

We start with more than 6,000 predictive variables for each borrower, which we narrow down to 1,063 key variables that are used for our loan decision models, of which approximately 92% are credit and financial data. Only about 8% of the data we rely on is consumption and other online behavioral data that is typically used by online-only TechFin players and found on social media, search engines, or online shopping websites. In our experience, consumption and social behavioral data can be useful in anti-fraud checks to assess willingness to repay but has limited utility in assessing the ability to repay. Our proprietary models combined with the large volume of credit and financial data collected over 15 years allow us to accurately price risks based on borrower creditworthiness.

As part of the initial loan decision, we apply cutting-edge anti-fraud technologies such as facial and voice recognition, biometric identification, and micro facial expression and social network analysis. If the loan is not repaid on time, we use AI robots and advanced segmentation algorithms to choose the most cost-effective approach for customers of different risk levels. We combine AI efforts with an on-the-ground collection team of more than 9,500 employees, which has proven effective even through the pandemic crisis.

Our in-house collection team is crucial for timely and effective collection of larger size loans. Data from post-loan monitoring and collection efforts is constantly fed back into customer selection and credit approval algorithms to make sure our models are continuously refined to optimize outcomes. We ensure close collaboration between our local and centralized management teams and monitor macroeconomic and industry factors to take preemptive or mitigating actions in anticipation of potential credit events.

In our wealth management business, we strictly enforce suitability management and transparent disclosure before, during and after the investment to avoid any misunderstanding on the part of the investor, highlighting that there are no explicit or implicit guarantees for principal or returns on investments. We use blockchain technology to accomplish suitability management and transparent disclosure as well as to record interactions with investors on our platform to ensure full traceability in case of complaints or disputes.

Before our investors make an investment, we supplement traditional questionnaires with big data analysis and machine learning to arrive at a customer rating based on the investor’s risk appetite and experience. This rating is updated in real time based on the investor’s subsequent behavior. We also assess the riskiness of each product on our platform in terms of both the product provider and the underlying assets. We monitor asset risks over the entire life cycle of the asset to generate real-time, dynamic product ratings and risk alerts based on big data analysis of both company specific data and broader market trends. During the investment process, we focus on suitability management.

We have strict measures in place to ensure that investors are only allowed to view and purchase products that do not exceed the investor’s own risk tolerance, while the AI-based proprietary product recommendation engine that we use provides precision product facilitation based on the investor’s needs, risk appetite and experience. At the time of investment, investors are provided with reminders to avoid concentration risk in a single asset category or product. After the investment, we continuously monitor the client’s assets for emerging risks and provide additional disclosure in the form of product risk warnings, platform disclaimers and real-time updates, as needed. We believe we maintain one of the most comprehensive standards on disclosure in the industry.

Scalable Capital-light Business Model

We have implemented a capital-light business model that has allowed us to grow rapidly with minimal constraints from capital demands, and generate attractive technology platform-based fees. Our capital-light business model combined with cloud-native infrastructure and distributed architecture allows us to scale rapidly with lower costs.

We increased the percentage of the volume of new loans we facilitated that were funded by third parties from 51.8% in 2017 to 99.3% in the first six months of 2020. We also decreased the percentage on which we bore credit risk from 24.6% as of December 31, 2017 to 2.8% as of June 30, 2020. We have established funding partnerships with more than 50 financial institutions, with 28% of our funding from national joint stock banks, 33% from city and rural and other commercial banks, and 39% from trust companies for the new loans we facilitated in the first six months of 2020.

In addition to the credit enhancement model where we cooperate primarily with Ping An P&C, which has been our most important credit enhancement partner since 2016, we have also achieved initial success in testing new models with our funding partners where they do not require or require only limited third party credit enhancement going forward. We plan to introduce new models to meet varying risk appetites among our funding partners, so that funding partners can choose the level of risk and return they prefer.

Our wealth management business facilitates the distribution of third-party wealth management products without assuming credit risks or making any implicit or explicit guarantees, while controlling reputational and suitability-risks through the application of sophisticated suitability management technology.

As we have become increasingly capital light, the percentage of our total income contributed by technology platform-based income increased significantly from 61.9% in 2017 to 83.5% in the first six months of 2020. Our outstanding balance of loans facilitated grew at a 26.6% CAGR from 2017 to 2019 and 27.4% from June 30, 2019 to June 30, 2020, while our client assets excluding legacy products grew at a 39.4% CAGR from 2017 to 2019 and 34.2% year on year in the first six months of 2020. At the same time, we are able to deliver strong profitability with our net margin improving from 21.7% in 2017 to 28.3% in the first six months of 2020.

Our capital-light business model is only made possible by our deep, multi-faceted partnerships with financial institutions. Our long track record and consistent performance have allowed us broad access to cost-efficient funding. Although we bear limited credit risk under our loan facilitation model, we adopt a principal mindset in identifying creditworthy customers for our funding and credit enhancement partners to ensure sustainable mutually beneficial outcomes. Our larger ticket size loans and superior risk management capabilities are particularly valuable in providing scale while controlling risks for these institutional partners.

We adopt the same philosophy in our wealth management business, where we generate large transaction volumes for our institutional product providers. We recently launched an end-to-end digital enablement solution for bank wealth management business which will further extend our institutional relationships and allow us to capture additional growth opportunities. We believe the depth and breadth of our institutional relationships is critical in allowing our business to remain capital light to continue to scale quickly.

Innovation and Synergies within the Ping An Ecosystem

We have benefited immensely from our relationship with Ping An Group while maintaining a high degree of self-sufficiency. Ping An is not only a pre-eminent trusted financial services brand in China and worldwide, it is also a recognized leader in fintech technologies. Being a member of the Ping An ecosystem has been instrumental for us in establishing our own credibility within the retail credit and wealth management fields. Ping An Group also has a wealth of institutional knowledge about China’s financial industry regulatory system. Ping An P&C has formed a long-term and mutually beneficial strategic relationship with us to provide credit enhancement to loans we have facilitated.

Our cooperation with other members of Ping An Group is likewise mutually beneficial. The synergy between our products and complementary product offerings within the Ping An ecosystem has enhanced customer loyalty for all parties. We leverage the Ping An ecosystem to acquire high quality borrowers and affluent platform investors. On average, the borrowers we acquire through the Ping An ecosystem are more creditworthy, and the investors purchase more wealth management products. The new loans we facilitated through the Ping An ecosystem was RMB65.1 billion, RMB104.5 billion and RMB197.4 billion (US$28.4 billion) in 2017, 2018, and 2019 respectively and RMB105.1 billion (US$14.9 billion) in the first six months of 2020. Total client assets in current products acquired from the Ping An ecosystem was RMB40.4 billion, RMB77.4 billion and RMB102.4 billion (US$14.5 billion) in 2017, 2018, and 2019 respectively and RMB142.3 billion (US$20.3 billion) in the first six months of 2020. Many of the advanced technologies that we use, such as facial and voice recognition technology for verifying customer identities, AI and machine learning algorithms, and the application of blockchain to suitability management, have been licensed from the Ping An ecosystem. Ping An Group’s financial DNA, and its dedication to a culture of risk management and compliance, has positively shaped our company’s development.

Experienced Management Team with Proven Track Record of Delivering Growth and Profitability

We have an experienced management team comprised of professionals from both financial institutions and technology market leaders, who bring abundant PRC local expertise and international experience to the table. The foresight of our management team, combined with their industry thought leadership and strong execution capabilities, has been a key driver for the business’s rapid transformation and operational resilience against the backdrop of the changing regulatory landscape in China.

Our business was designed to be adaptable. The breadth of our product offerings allows us to react quickly to changing regulations by discontinuing some products and substituting with others. Our multi-channel offline-to-online customer sourcing allows us to acquire qualified investors to adapt to the New Asset Management Guidelines. Our diversified funding sources allowed us to smoothly transition to full institutional funding without any business interruption after we exited from the peer-to-peer market. At every point on this journey, our management team was able to deliver superior and consistent operational and financial performance, and as a result, we have created significant shareholder value over the last three years despite significant regulatory headwinds. For example, our total income grew at a CAGR of 31.1% from 2017 to 2019 and our net profit at a CAGR of 48.6% over the same period. Finally, our management’s deep industry and regulatory insights have instilled the highest standards of compliance and risk culture in our company and reinforced the trust of our customers, partners and regulators, yielding robust results.

OUR STRATEGIES

We intend to continue to achieve our goals by pursuing the following strategies:

Retail Credit Facilitation

Solidify our leadership in the small business owner personal lending space. We plan to solidify our leadership by sourcing additional high-quality customers and further enhancing our risk selection through the feedback loop from more loan servicing and collections data. We plan to increase our operating efficiency by broadening the coverage and increasing the productivity of our direct sales team, by adopting new and improved technology to equip our direct sales and collection teams, and by further penetrating the Ping An ecosystem. We plan to continue to revolutionize customer experience through technology innovation such as improving AI+ Video Loan that offers seamless end-to-end, self-service experience, as we expand into diverse small business verticals and serve increasing inbound customers attracted from online channels. We also aim to deepen our relationship with small business owner customers by enhancing our full suite of customer engagement and financial services such as cash management, revolving credit, and wealth management and serving as the core hub and aggregation platform for small business owner ecosystem. We further intend to take measures to build relationships with new funding and insurance spokes while strengthening our relationships with existing ones, in order to provide affordable pricing to support the long-term development of small business owners.

Further refine our capital-light business model. We have achieved initial success in testing a model where we and our funding partners share more of the risks and more of the returns from loans, relying less on third-party credit guarantee insurance to play this role. This model has been embraced by those funding partners who have worked with us for a longer time, and we believe that we can build on this initial success as more funding partners become comfortable with our risk management capabilities and track record.

Deepen data advantage and further leverage technology. We believe that we can further enhance our risk management capabilities and further improve customer experience by continuing to upgrade our dynamic risk pricing models, employing state-of-the-art technologies to provide a frictionless customer experience, and achieve better economies of scale by capturing a higher share of the borrowing of our large existing customer base.

Grow our consumer finance business. We intend to grow our consumer finance business under our newly obtained consumer finance license as a supplement to our existing large-ticket-size loan offerings. We believe there is a very large consumer finance opportunity in China as middle class wealth and consumption continues to grow.

Wealth Management

Lead the evolution of China’s wealth management industry. We intend to further expand our product expertise through deepening our already strong relationships with product spokes and enhancing our portfolio construction capabilities, while at the same time offering greater transparency and suitability matching tools and further personalizing our services to maintain our leadership position in the industry.

Broaden customer outreach through hub-and-spoke partnerships with traditional financial institutions. We plan to consolidate our strengths in an end-to-end digital wealth management and offer enablement solutions to traditional financial institutions as they endeavor to adapt to the New Asset Management Guidelines to tap into new growth opportunities.

Invest in core data and technology. We will further develop our AI and big data capabilities to better personalize our portfolio and service offerings and drive automation to lower our operating and customer acquisition costs.

Expand overseas. We intend to build on our initial presence in Singapore and Hong Kong to better address the pool of investable assets held by wealthy overseas Chinese throughout the region, while exploring partnerships with Asian financial institutions to best navigate local regulatory and market environments.

Integrated Account

Enhance aggregation functionality. We intend to enable customers to aggregate their financial information, covering accounts at multiple institutions, via the platform, to enhance all-in-one personal financial analytics and planning.

Broaden financial and life data scenarios and analytics. In addition to current investment analytics, we plan to create an online depository for customers’ asset certificates (e.g. home ownership), insurance coverage, tax status, and medical information to increase frequency, breadth, and depth of borrower and investor engagement through new data-driven services.

RETAIL CREDIT FACILITATION

We provide retail credit facilitation services to high-quality borrowers in China under the Puhui brand. Established in 2005 and acquired by us in 2016 from Ping An Group, Puhui has over 15 years of operating history with rich risk management experience and credit-relevant data. Puhui offers a full suite of retail credit products and has an extensive nationwide presence facilitating loans in over 290 cities across all provinces in China except Tibet.

Our retail credit facilitation business connects borrowers, funding partners and credit enhancement partners, with our purpose-built end-to-end technology platform at the hub. Our technology platform integrates with offline-to-online capabilities, which confers significant competitive advantages in terms of deep customer relationship and effective risk management. At each stage of the customer journey from origination to servicing and collection, we apply advanced technology, including big data, AI and blockchain technology, to provide an elegant user experience for borrowers, ecosystem partners and sales teams. The entire loan application, fraud detection and credit approval process for general unsecured loans can be as fast as 20 minutes, compared to days or weeks for many Chinese commercial banks. Such efficiency is made possible by an extensive range of data sets that we have accumulated and can access under proper authorization and within lawful parameters. Our direct sales force and channel partners leverage data analytics and AI to target high quality borrowers with larger ticket size relative to other non-traditional financial service providers and with a faster loan approval process than traditional financial institutions. Integration of our direct salesforce and channel partners into our end-to-end technology platform helps us deepen our customer relationships to effectively manage the risk of larger ticket size loans while delivering the efficiencies afforded by digital technology.

We primarily target small business owners and to a lesser extent salaried workers in China who have residential property, financial assets or some access to commercial bank credit and yet are underserved by traditional financial institutions. Our borrowers use the proceeds of loans we facilitate primarily for working capital purposes in small businesses and to a lesser extent personal consumption.

We facilitate a diversified suite of loan products, including both unsecured loans and secured loans. The products we facilitate offer flexibility in ticket size and loan tenor to address different borrower needs. The average ticket size for general unsecured loans was RMB141,070 (US$19,967) in 2019 and RMB146,513 (US$20,738) in the first six months of 2020, while average contractual tenor was 35.2 and 35.1 months, respectively. The average ticket size for secured loans was RMB486,611 (US$68,875) in 2019 and RMB422,398 (US$59,787) in the first six months of 2020, while average contractual tenor was 35.9 months and 36.0 months, respectively. In 2019, general unsecured loans represented 76.0% and secured loans 23.8% of the volume of new loans we facilitated, with the remaining 0.2% consisting of legacy loans. In the first six months of 2020, general unsecured loans represented 75.6% and secured loans 24.4% of the volume of new loans we facilitate.

We acquire borrowers through a combination of direct sales, channel partners, and online and telemarketing channels. Our offline-to-online model is the key to opening up the small business owner segment of the loan market. We had over 56,000 full-time employees in an extensive direct sales network covering more than 270 cities across all provinces in China except Tibet as of June 30, 2020. Our channel partners include the Ping An ecosystem, through which we may access a nationwide distribution network and approximately 210 million financial services customers, as well as over 210 active third-party channel partner entities. Our channel partners introduce borrowers and are paid referral fees for each loan originated. In addition, we had over 4,000 employees engaged in targeted online and telemarketing campaigns, mainly directed at existing and past customers.

We cooperated with 49 banks and 5 trust companies as of June 30, 2020 in funding the loans we originate. In a small number of cases we make loans using funds from our own licensed microloan and consumer finance subsidiaries, primarily to test out new products. Banks, trust plans run by trust companies, and our microloan and consumer finance subsidiaries funded 60.6%, 38.7% and 0.7%, respectively, of the volume of new loans we facilitated in the first six months of 2020. We have transitioned smoothly to obtaining all of our third-party funding from banks and trust plans run by trust companies. In the first six months of 2020, we obtained all of our third-party funding for new loans we facilitated from a diversified range of banks and trusts, with none of our funding sources accounting for more than 10% of the funding for the loans originated through our platform.

We utilize third-party credit enhancement to limit our credit risk exposure. Of the outstanding balance of loans we had facilitated as of June 30, 2020, third-party credit enhancement partners insured or guaranteed 94.2%, our subsidiaries bore credit risk on 2.8%, and funding partners bore credit risk on the remaining 3.0%. Of the 94.2% guaranteed or insured by third-party credit insurance partners, Ping An P&C, which is a member of Ping An Group, provided 91.2% of the third-party credit enhancement for the loans that we facilitated, while 3.0% was guaranteed or insured by other third parties.

By making use of third-party funding and third-party credit enhancement, we have implemented an asset-light and capital-light business model that has allowed us to grow rapidly with minimal constraint from capital demands. In the first six months of 2020, we funded only 0.7% of the new loans we facilitated, and we bore credit risk for only 2.8% of the outstanding balance of loans we facilitated as of June 30, 2020. Our ability to identify, acquire and manage creditworthy borrowers has made us a trusted partner for funding partners and credit enhancement partners alike. Our DPD 30+ delinquency rate remained at less than 0.7% for secured loans we facilitated and less than 1.9% for general unsecured loans we facilitated as of December 31, 2017, 2018 and

2019. We define DPD 30+ delinquency rate as the outstanding balance of loans for which any payment is 30 to 179 calendar days past due, divided by the outstanding balance of loans. As of June 30, 2020, our DPD 30+ delinquency rate was 1.4% for secured loans and 3.3% for general unsecured loans we facilitated. See “—COVID-19 Impact” below for the impact of the pandemic on delinquency rates in the first six months of 2020.

We have grown significantly in recent years. As of December 31, 2017, 2018 and 2019, the outstanding balance of loans we facilitated was RMB288.4 billion, RMB375.0 billion and RMB462.2 billion (US$65.4 billion), respectively, representing a CAGR of 26.6% from 2017 to 2019, and it was RMB519.4 billion (US$73.5 billion) as of June 30, 2020, representing a 27.4% year-on-year growth in outstanding loan balance despite the challenging environment of the COVID-19 pandemic. The number of cumulative borrowers was 7.5 million, 10.3 million and 12.4 million as of December 31, 2017, 2018 and 2019, respectively, and 13.4 million as of June 30, 2020. In 2017, 2018 and 2019, the total volume of new loans we facilitated was RMB343.8 billion, RMB397.0 billion and RMB493.7 billion (US$69.9 billion), respectively representing a CAGR of 19.8% from 2017 to 2019. In the first six months of 2020 we facilitated RMB284.5 billion (US$40.3 billion) in new loans, representing a year-on-year growth rate of 24.8%. We recognized retail credit facilitation service fees across all products of RMB15.3 billion, RMB29.6 billion and RMB39.3 billion (US$5.6 billion) in 2017, 2018 and 2019, respectively, representing a CAGR of 60.1% from 2017 to 2019. We recognized RMB20.8 billion (US$2.9 billion) in retail credit facilitation service fees for the first six months of 2020, representing a year-on-year growth of 9.1%.

Our Borrowers

We target high-quality borrowers in China, primarily small business owners and to a lesser extent salaried workers who have residential property, financial assets and some access to commercial bank credit and yet are underserved by traditional financial institutions. As of June 30, 2020, we had 13.4 million cumulative borrowers and 4.7 million borrowers who have loans currently outstanding. New borrowers in the first six months of 2020 averaged 39 years of age, and 46% of them were women. Data we access from the People’s Bank of China indicates that 92% of them have at least one credit card but 57% of them have no outstanding unsecured bank loans as of June 30, 2020. Based on data they have provided voluntarily, 47% have a life insurance policy and 57% own residential property, though the actual numbers should be higher since not all of them chose to supply this information.

Small business owners accounted for approximately 60%, 59% and 63% of all new loans we facilitated in 2017, 2018 and 2019, respectively, excluding legacy loans, and 69% in the first six months of 2020. In the first six months of 2020, they accounted for substantially all of the new secured loans and approximately 59% of the new general unsecured loans we facilitated. Many of our small business owner borrowers have fewer than 30 employees and annual revenues of less than RMB5 million (US$0.7 million). The small businesses for whose owners we facilitate loans are engaged in a very diverse set of businesses. These include retail, wholesale, manufacturing, construction, and services. This diversity in economic activity, coupled with geographical diversity, diversifies our risk. Some of the small businesses are separate legal persons from their owners and some are not, but in either case the borrower is always the owner of the business in his or her personal capacity, so that the owner cannot avoid repayment of the loan on the basis of having limited liability for the debts of the entity.

Small business owners often need larger ticket size loans on short notice for imminent operating needs. Their demand is underserved by traditional commercial banks in China, which typically cannot provide larger ticket size loans to individuals without collateral, and by online-only TechFin and smaller fintech platforms, which typically do not facilitate larger ticket size loans. As we continue to target small business owners, we expect them to account for an even larger percentage of all new loans we facilitate going forward.

In addition, we facilitate loans to salaried workers who need large ticket size consumption loans for purposes such as education, home decoration, and purchase of consumer durables. In June 2020, we also started to serve consumers under our newly established consumer finance subsidiary.

Our Loan Products

We facilitate secured loans and unsecured loans. The typical borrower of a secured loan is a small business owner who uses the loan proceeds for business operations. Borrowers of general unsecured loans include both small business owners and salaried workers who use the loan proceeds for business operations or personal consumption. We base our credit assessment on individual data for salaried workers and a combination of individual and business data for small business owners, plus the characteristics of the collateral for borrowers of secured loans, who are almost all small business owners. Substantially all the collateral is residential property. The following chart summarizes some of the characteristics of borrowers and the loans we facilitate for them in the first six months of 2020:

	General Unsecured Loans		Secured Loans
Typical Borrower Profile	• Small business owners	• Salaried workers	• Small business owners

Use of Proceeds	• Small business operations	• Personal consumption	• Small business operations

Credit Risk Assessment	• Individual, business	• Individual	• Individual, business, collateral

Average Ticket Size	• RMB165,266 (US$23,392)	• RMB125,818 (US$17,808)	• RMB422,398 (US$59,787)

Average Contractual Tenor	• 35.3 months	• 34.9 months	• 36.0 months

APR	• 28.9%	• 28.2%	• 17.4%

Annualized Nominal Borrowing Cost	• 17.0%	• 16.5%	• 11.5%

Repayment Schedule	• Fixed installments	• Fixed installments and revolving credit	• Fixed installments or balloon payment

The outstanding balance of loans we facilitated has grown year over year. The following table shows the outstanding balance of loans facilitated by product as of the dates indicated. We refer to our current unsecured loan products as general unsecured loans to distinguish them from certain legacy unsecured loan products which we no longer offer.

	As of December 31,						As of June 30,
	2017		2018		2019		2020
	(RMB millions)	(%)	(RMB millions)	(%)	(RMB millions)	(%)	(RMB millions)	(%)
Outstanding Balance of Loans Facilitated
Current products:
General unsecured loans	159,273	55.2	266,219	71.0	366,486	79.3	417,497	80.4
Secured loans	94,280	32.7	65,400	17.4	88,599	19.2	100,488	19.3

Total current products	253,553	87.9	331,619	88.4	455,085	98.5	517,986	99.7
Legacy unsecured loans	34,881	12.1	43,387	11.6	7,158	1.5	1,424	0.3

Total	288,434	100.0	375,006	100.0	462,243	100.0	519,410	100.0

The following table sets forth the percentage of the outstanding balance of loans with fixed installment and balloon payment repayment schedules as of December 31, 2017, 2018 and 2019 and as of June 30, 2020.

	As of December 31,			As of June 30,
	2017	2018	2019	2020
	(%)
Fixed installments	95.3	99.8	94.3	92.3
Balloon payments	4.7	0.2	5.7	7.7

Total	100.0	100.0	100.0	100.0

The following table shows the volume of new loans facilitated by product during the periods indicated.

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2017		2018		2019		2020
	(RMB millions)	(%)	(RMB millions)	(%)	(RMB millions)	(%)	(RMB millions)	(%)
Volume of New Loans Facilitated
Current products:
General unsecured loans	159,079	46.3	275,214	69.3	375,343	76.0	215,060	75.6
Secured loans	120,383	35.0	51,630	13.0	117,312	23.8	69,401	24.4

Total current products	279,462	81.3	326,843	82.3	492,656	99.8	284,461	100.0
Legacy unsecured loans	64,330	18.7	70,119	17.7	1,068	0.2	—	—

Total	343,792	100.0	396,962	100.0	493,723	100.0	284,461	100.0

Loans are available on flexible terms. The loan products available on our platform permit large ticket sizes, long tenors and early repayment options, which are important features of loan products for small business owners.

The maximum permitted ticket size in the first six months of 2020 was RMB10 million for secured loans and RMB1 million for unsecured loans. Average loan size was considerably smaller. The following table shows the average ticket size for loans we facilitated, for both general unsecured loans and secured loans.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018	2019	2020
	(RMB)
Average Ticket Size
General unsecured loans	106,646	127,778	141,070	146,513
Secured loans	509,699	656,773	486,611	422,398

The maximum contractual tenor for loans we facilitated in the first six months of 2020 was 36 months, and most borrowers chose the maximum tenor. The following table shows the average contractual tenor for loans we facilitated, for both general unsecured loans and secured loans.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018	2019	2020
	(months)
Average Contractual Tenor
General unsecured loans	34.1	34.8	35.2	35.1
Secured loans	29.5	35.7	35.9	36.0

Due to customer behavior and early repayment options, the effective tenor will be shorter than the average contractual tenor. We are taking measures to mitigate the impact of early repayment. We started to charge early repayment fees for a majority of newly facilitated secured loans in November 2018 and for a substantial majority of newly facilitated general unsecured loans in May 2019 if borrowers early repay during the first few months. Since then, we have observed a modest improvement in early repayment behavior of borrowers, although it is unclear if this trend will continue considering the limited track record we have for loans originated after we implemented the new policies, and given that borrowers’ early repayment behavior may also be affected by a number of other factors. Since we implemented early repayment fees, we have not observed any material impact on the volume of new loans facilitated or borrowers’ re-borrowing behavior. Since September 11, 2020, we have also started to charge monthly service fees based on outstanding loan balance, which decreases with each repayment, instead of a fixed monthly number based on the loan principal at origination. It is too early for us to assess the impact of this new policy on borrowers’ early repayment behavior due to the limited track record after implementation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Our Results of Operations—Income—Technology platform–based income—Retail credit facilitation service fees” for disclosure regarding estimated effective tenor.

The table below sets forth the gross amount of early repayment applied against the loan principal for secured and general unsecured loans in the years ended December 31, 2017, 2018, and 2019, and in the six months ended June 30, 2020.

Vintage	Loan Principal at Origination	Early Repayment Amount
		For the Year Ended December 31,			For the Six Months Ended June 30,
		2017	2018	2019	2020
	(RMB millions)
Before 2017	—	33,529	12,998	1,979	—
2017	279,462	38,989	60,778	19,493	2,081
2018	326,843	—	48,630	75,470	17,006
2019	492,656	—	—	89,026	76,102
First half 2020	284,461	—	—	—	14,964

Total		72,518	122,406	185,968	110,153

Secured loans have both fixed installment and balloon payment schedules, whereas general unsecured loans typically have fixed installment repayment schedules. Early repayment options are available for the loan products on our platform. We do not permit borrowers to refinance their loans to a lower interest rate without early repayment. Certain high-quality borrowers of general unsecured loans may be offered an additional loan before their original loan is completely repaid. In the first six months of 2020, 7.6% of the volume of new general unsecured loans facilitated represented additional loans to existing borrowers.

For the six months ended June 30, 2020, the average APR was 28.6% for general unsecured loans we facilitated and 17.4% for our secured loans. APR represents the monthly all-in borrowing cost as a percentage of the outstanding balance annualized by a factor of 12. The all-in borrowing cost comprises the actual amount of (a) interest, (b) insurance premiums or guarantee fees and (c) retail credit facilitation service fees. The following table shows the average APR for the new loans we facilitated, for both general unsecured loans and secured loans. We reduced our fee rates for certain borrowers and changed certain credit criteria for borrowers in early September. As a result, the APR of all new loans applied for after September 4, 2020 was below 24%.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018	2019	2020
	(%)
APR
General unsecured loans	31.6	29.0	29.0	28.6
Secured loans	19.5	20.6	18.7	17.4

The following table presents the proportion of volume of new loans we facilitated by APR in the first six months of 2020, for both general unsecured loans and secured loans.

	Below 24%	24 to 30%	30% to 36%	Total
	(%)
APR
General unsecured loans	28.8	42.4	28.9	100.0
Secured loans	100.0	—	—	100.0

The following table presents the average ticket size of new loans we facilitated by APR in the first six months of 2020, for both general unsecured loans and secured loans.

Average Ticket Size	Below 24%	24 to 30%	30 to 36%	All
	(RMB)
General unsecured loans	192,255	164,971	104,533	146,513
Secured loans	422,398	—	—	422,398

The following table shows the average annualized nominal borrowing cost for new loans we facilitated, for both general unsecured loans and secured loans. Annualized nominal borrowing cost represents the annualized all-in borrowing cost as a percentage of the original principal amount. We believe this is a generally used calculation of borrowing cost in the Chinese retail credit facilitation industry.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018	2019	2020
	(%)
Annualized Nominal Borrowing Cost
General unsecured loans	18.6	16.9	17.0	16.8
Secured loans	12.3	11.6	11.5	11.5

General Unsecured Loans

General unsecured loans target both small business owners and salaried workers. In the first six months of 2020, approximately 59% of our general unsecured loan borrowers were small business owners and 41% were salaried workers. The average contractual tenor of new general unsecured loans we facilitated during this period was 35.1 months and the average ticket size was RMB146,513 (US$20,738). In the first six months of 2020, 28.8% of the volume of new general unsecured loans we facilitated had an APR lower than 24%, another 42.4% had an APR between 24% and 30%, and 28.9% had an APR between 30% and 36%.

As of December 31, 2017, 2018 and 2019, our outstanding balance of general unsecured loans facilitated was RMB159.3 billion, RMB266.2 billion and RMB366.5 billion (US$51.9 billion), respectively, and as of June 30, 2020, it was RMB417.5 billion (US$59.1 billion). In 2017, 2018 and 2019, our total volume of general unsecured loans facilitated amounted to RMB159.1 billion, RMB275.2 billion and RMB375.3 billion (US$53.1 billion), respectively, and in the first six months of 2020 it was RMB215.1 billion (US$30.4 billion).

The following table presents the volume of general unsecured loans we facilitated by ticket size for the periods indicated:

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2017		2018		2019		2020
	(RMB millions)	(%)	(RMB millions)	(%)	(RMB millions)	(%)	(RMB millions)	(%)
Ticket Size
Up to RMB50,000	13,266	8.3	12,240	4.4	17,549	4.7	8,294	3.9
RMB50,001 to RMB100,000	45,765	28.8	55,327	20.1	65,390	17.4	34,566	16.1
RMB100,001 to RMB200,000	76,005	47.8	167,375	60.8	147,875	39.4	78,252	36.4
RMB200,001 to RMB300,000	13,748	8.6	39,509	14.4	114,239	30.4	62,995	29.3
RMB300,001 or above	10,295	6.5	762	0.3	30,291	8.1	30,953	14.4

Total	159,079	100.0	275,214	100.0	375,343	100.0	215,060	100.0

We focus on facilitating loans with higher ticket size, which is an important feature for satisfying the needs of small business owners. As shown in the table above, only a small percentage of the general unsecured loans we facilitated had ticket sizes of RMB50,000 or lower. Loans with ticket sizes over RMB200,000 increased substantially in 2019 and the first six months of 2020 compared with earlier periods.

Secured Loans

Secured loans target small business owners. Substantially all of our secured loan borrowers are small business owners and virtually all of the loans are secured by residential property. We offer flexible contractual tenors of up to 36 months, and the vast majority of borrowers choose the longest available contractual tenor. In the first six months of 2020, the average contractual tenor of new secured loans we facilitated was 36.0 months and the average ticket size was RMB422,398 (US$59,787). All of the secured loans that we facilitated in the first six months of 2020 had an APR below 24%.

As of December 31, 2017, 2018 and 2019, our outstanding balance of secured loans facilitated was RMB94.3 billion, RMB65.4 billion and RMB88.6 billion (US$12.5 billion), respectively, and as of June 30, 2020, it was RMB100.5 billion (US$14.2 billion). In 2017, 2018 and 2019, our total volume of secured loans facilitated amounted to RMB120.4 billion, RMB51.6 billion and RMB117.3 billion (US$16.6 billion), respectively, and in the first six months of 2020 it was RMB69.4 billion (US$9.8 billion). The dip in both volume and outstanding balance of secured loans facilitated in 2018 occurred after we stopped funding loans directly on a large scale by our microloan subsidiaries in December 2017 and transitioned to banks and trust companies as the main source of funding for the loans we facilitated instead.

We focus on facilitating loans collateralized by residential property located in economically more developed cities, given such cities’ relatively stable economic growth and real estate prices. The collaterals are well diversified across China, with a large proportion located in more developed cities. The average loan-to-value ratio at origination for the secured loans we facilitated has been stable at 67%, 68% and 67% as of December 31, 2017, 2018 and 2019, respectively, and at 67% as of June 30, 2020.

Legacy Unsecured Loans

We previously offered a category of unsecured revolving credit lines which we have phased out for strategic reasons. We treat these credit lines as legacy products and exclude them from the scope of general unsecured loans.

Retail Credit Origination

We had facilitated loans for 13.4 million cumulative borrowers as of June 30, 2020. We acquire borrowers primarily through offline channels, because we focus on loans with larger ticket sizes that often require additional consultation services to be provided to the borrowers during the origination process. The origination of these loans incurs higher costs as compared to the origination of smaller ticket size consumer loans but it also generates more value.

The following table shows the volume of new loans we facilitated by origination channels for the years ended December 31, 2017, 2018 and 2019, and the six months ended June 30, 2020, excluding legacy products.

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2017		2018		2019		2020
	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)
Volume of New Loans Facilitated
Direct sales	126.0	45.1	147.5	45.1	221.6	45.0	137.2	48.2
Channel partners	103.2	36.9	117.6	36.0	213.6	43.4	113.2	39.8
Online and telemarketing	50.3	18.0	61.8	18.9	57.4	11.7	34.1	12.0

Total	279.5	100.0	326.8	100.0	492.7	100.0	284.5	100.0

The following table shows the origination cost as a percentage of the volume of new loans we facilitated for the years ended December 31, 2017, 2018 and 2019, and the six months ended June 30, 2020, excluding legacy products.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018	2019	2020
	(%)
Origination Cost
New loan volume based borrower acquisition cost(1)	2.5	2.6	2.8	2.5
Retail credit facilitation related general sales and marketing expenses(2)	1.1	1.1	0.8	0.6

Total	3.6	3.7	3.6	3.1

Note:

(1)

New loan volume based borrower acquisition cost is calculated based on cost incurred during the year without considering allocation of the amount over the loan tenure and timing impact of IFRS 15 or IFRS 9.

(2)	Retail credit facilitation related general sales and marketing expenses mainly consisted of salary and premises of our proprietary salesforce, loan related promotion and channel management expenses.

Direct Sales

We have an extensive direct sales network of over 56,000 full-time employees as of June 30, 2020, approximately 94% of whom have a junior college education or above. Together they cover more than 270 cities across all provinces in China except Tibet, giving us excellent coverage of areas nationwide with good potential for making loans to small business owners.

Our direct sales force proactively seeks out potential borrowers using their own knowledge and contacts with the help of a specialized mobile application designed to optimize their time and efforts. This system tracks and shows location and travel data for all of our sales employees in real time. Our system can further overlay an AI heat map showing our borrowers and their borrowing characteristics, which allows us to identify regions with higher sales potential. Our direct sales channel gives us the capability to facilitate loans with larger ticket size as these borrowers tend to have more demand for face-to-face consultation.

In supervising and evaluating the performance of our direct sales network, we give close attention to the creditworthiness of the borrowers they bring in. The productivity of our direct sales force has been continually improving, as evidenced by the increase in volume of new loans sourced per employee per year from RMB2.9 million in 2017 to RMB3.2 million in 2018, RMB4.0 million (US$0.6 million) in 2019 and RMB2.4 million (US$0.7 million) in the first six months of 2020. Our direct sales channel was responsible for sourcing RMB221.6 billion (US$31.4 billion), or 45.0%, of the new loans we facilitated in 2019 and RMB137.2 billion (US$19.4 billion), or 48.2%, of the new loans we facilitated in the first six months of 2020.

Channel Partners

We complement our direct sales force with a large and robust set of channel partners. Our channel partners introduce borrowers and are paid referral fees for each loan originated.

We leverage the Ping An ecosystem to acquire borrowers, and pay referral fees for each loan originated. Borrowers from the Ping An ecosystem tend to be relatively well-to-do and they generally have higher credit quality and borrow at larger ticket sizes. As a result, we are able to streamline the application process for them. The Ping An ecosystem was responsible for sourcing RMB197.4 billion (US$27.9 billion), or 40.1%, of the new loans we facilitated in 2019 and RMB105.1 billion (US$14.9 billion), or 36.9%, of the new loans we facilitated in the first six months of 2020. We set the referral fees at a level that we believe is economical for us and attractive to members of the Ping An ecosystem, who only participate in the referral program to the extent they wish to.

The following table shows the volume of general unsecured loans originated from the Ping An ecosystem and other channel partners in 2017, 2018, 2019 and the first six months of 2020.

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2017		2018		2019		2020
	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)
Volume of New Loans Facilitated
Ping An ecosystem	65.1	63.1	104.5	88.9	197.4	92.4	105.1	92.9
Other channel partners	38.1	36.9	13.0	11.1	16.2	7.6	8.1	7.1

Total channel partners	103.2	100.0	117.6	100.0	213.6	100.0	113.2	100.0

In addition to the Ping An ecosystem, we cooperated with over 210 other active third-party channel partners as of June 30, 2020. An active channel partner is one who introduced borrowers to us in each of the three preceding months. Our channel partners include a wide range of businesses, such as point-of-sale payment agencies, tax system providers and second-hand car transaction platforms. Our channel partners are supported by our proprietary partner management system that helps us allocate resources and design incentive plans more efficiently. Our other third-party channel partners were responsible for sourcing RMB16.2 billion (US$2.3 billion), or 3.3%, of the new loans we facilitated in 2019 and RMB8.1 billion (US$1.1 billion), or 2.8%, of the new loans we facilitated in the first six months of 2020.

Online and Telemarketing

As of June 30, 2020, we employed over 4,000 employees to engage in targeted online and telemarketing campaigns to reach customers based on their potential need for loans, which we have identified from online behavioral data and other big data techniques. Our online and telemarketing channel primarily facilitates general unsecured loans, and it focuses on helping high-quality borrowers borrow new loans. The productivity of our online and telemarketing channel has been improving with the application of advanced AI technology, as evidenced by the increase in volume of new loans sourced per employee per year from RMB8.0 million in 2017 to RMB8.0 million in 2018, RMB9.4 million (US$1.3 million) in 2019 and RMB8.0 million (US$1.1 million) in the first six months of 2020. Our online and telemarketing channel was responsible for sourcing RMB57.4 billion (US$8.1 billion), or 11.7%, of the new loans we facilitated in 2019 and RMB34.1 billion (US$4.8 billion), or 12.0%, of the new loans we facilitated in the first six months of 2020. By facilitating new borrowing by customers who are eligible based on our credit assessment, we are able to reduce our marginal borrower acquisition cost while maintaining the risk profile of our outstanding balance of loans facilitated.

Borrower Experience

The loan application process is entirely online and paperless. Our mobile application makes it easy, convenient and hassle-free for borrowers to apply for our loans. We acquire borrowers offline but enable them to submit their loan applications online through our mobile application. Since 2019, all of our transactions have occurred on our mobile application.

The process of creating an account is quick and simple. A borrower can create an account with us using a mobile phone number. Once an account has been created, the borrower will be able to apply for our loan products online.

We have access to data and analytical insights that enable us to make an immediate credit assessment decision once we have verified the borrower’s identification. The borrower’s identity is verified through facial recognition and device fingerprint.

If borrowers wish to provide documentation to support their risk profile and increase their credit limit, our mobile application allows borrowers of general unsecured loans to upload insurance policies, automobile registration, residential mortgages and deeds, and tax bills. They scan the documents and our system reads them through optical character recognition and natural language processing. Our system guides borrowers towards the most suitable loan options based on the information provided. The information will be considered as part of our credit assessment process and may impact the approved loan amount and borrowing cost.

We believe that offline teams are essential for penetrating our target markets but that online processes are necessary for efficient and speedy delivery of customer service. By 2019, all of our loan applications for both secured and unsecured loans were processed online. For secured loans, we are collaborating on a pilot program to enable borrowers to pledge residential property as collateral either completely online or with only one visit to the government agency where the collateral is recorded.

We began to roll out a 100% AI application and approval process for select borrowers of general unsecured loans in June 2020. It uses automatic speech recognition, optical character recognition and natural language processing to communicate with the prospective borrower. Loan processing time can be significantly shortened as a result and application conversion improved. The entire process should typically take only 20 minutes in total, entirely through one screen interaction, with zero text input. All online applications begin with the same portal, leading to an immediate credit offer for qualified applicants. The potential borrower then has an AI credit assessment interview, during which anti-fraud, credit assessment, and loan approval processes run seamlessly in the background so that the credit assessment can be completed before the interaction ends. The credit assessment is provided to the funding partner and credit enhancement partner for their evaluation and approval, and the borrower signs the contract online in the app by indicating agreement to all of the terms. The funds are normally disbursed on the same day and the borrower is notified through the app once the transfer is completed.

We select high-quality borrowers to target for new loans. These include borrowers who have made nine straight months of repayments on their current loans and borrowers who have already repaid their loans. Applications from repeat customers can be completed expeditiously and we provide assistance by telephone when needed.

Loan Underwriting and Collection

Our credit approval process, comprised of anti-fraud and credit assessments, is supported by both financial and behavioral data and managed by our risk management department. In addition to meeting the basic requirements on nationality, age, residency and the availability of credit and other history, a borrower must pass both our anti-fraud and credit assessments to be eligible for our loan products. Our average credit approval time is approximately 30 minutes for general unsecured loans and approximately two hours for secured loans in the first six months of 2020, and funding is generally available on the same day.

Data

Our credit assessment is built upon a variety of our own and third-party data, under proper authorization and within lawful ranges, including the data of the Credit Reference Center of the People’s Bank of China, data publicly available from other governmental institutions, and a variety of consumption, social or other behavioral data. We have accumulated over 15 years of through-cycle credit data from approximately 49.0 million unique individual applicants, supplemented by access to Ping An ecosystem analytics and insights and access to enterprise data for approximately 10 million businesses through external data providers. Our proprietary and third-party data includes both know-your-customer or KYC personal financial information and know-your-business or KYB business information for loans to small business owners. All data are accessed and used only with the customer’s consent.

Out of over 6,000 variables per borrower, we applied machine learning algorithms and regression analysis to select approximately 1,500 of the most relevant variables to build our anti-fraud models and 1,063 of the most relevant variables to build our loan decision models.

To underwrite loans with larger ticket sizes, our experience shows that both ability to repay and willingness to repay are important in the credit underwriting process. Behavioral data are nearly as useful as credit and financial data in anti-fraud assessment, as they can be helpful in evaluating a borrower’s willingness to repay. However, credit and financial data are substantially more predictive of creditworthiness as they can help evaluate a borrower’s ability to repay. As a result, credit and financial data comprise approximately 58% of the variables of our anti-fraud assessment and 92% of the variables of our credit assessment, while behavioral data make up the remaining 42% of the variables for our anti-fraud assessment and 8% of the variables of our credit assessment.

Anti-fraud Assessment

Our anti-fraud assessment checks for identity fraud, against negative records and for organized fraud. We verify the borrower’s identity by crosschecking against the National Citizen Identity Information Center’s ID database using facial recognition technology. We also verify the borrower’s identity using device fingerprinting and phone number and bank card verifications. By cross checking within and across data sources, we ensure that the borrower is who he or she claims to be and that the same borrower is completing the application from beginning to end.

Next we check each borrower against blacklists and negative records, including lists that we have built up through our own operations, from third-party sources and from publicized fraud attempts. We also further check if the borrower uses technology to provide falsified information, such as false location information using VPNs or IP address proxies.

Furthermore, we use our social network model built upon graphic computation and machine learning algorithms to identify and screen out organized fraud attempts. We have an extensive database of mobile phone device fingerprint, location and IP data to support our social network model. We check the borrower’s key information using our fraud detection model, which contains over 1,000 expert rules.

Credit Assessment

Borrowers who pass our anti-fraud assessment process move onto our credit assessment process. We have three key models for credit assessment: an application score model, a risk-based pricing model and a loan sizing model.

The image below illustrates our end-to-end technology-enabled online customer credit application process with AI customer service. The whole process is 100% online, leading to seamless credit line offers.

The application score model generates a score for each borrower, based on which we determine the borrower’s eligibility for a given loan. Our acceptance criteria and assessment processes vary depending on the borrower risk rating. The applicant must have a risk rating of G8 or above on our rating system to qualify for a loan. In the first six months of 2020, we gave AI-assisted live interviews or purely AI interviews to 71.7% of borrowers of unsecured loans, and the other 28.3% of borrowers of unsecured loans had the interview waived because nothing in their data required further clarification. As described above, we began to roll out a 100% AI application and approval process for select borrowers in July 2020. Borrowers of secured loans, who have extensive personal interaction with our direct sales team or our channel partners, are all given live interviews.

When we give a live interview, our credit approval team interviews borrowers using web conferencing tools. During interviews, we use facial and voice recognition to identify borrowers and micro facial expression and speech emotion analytics to analyze borrowers’ emotional reactions to assist in assessing the trustworthiness of the borrowers. Other than live interviews, our credit assessment process is entirely automated, which helps us to achieve a unified and data-driven decision process with strong predictive power.

After being screened by the application score model, the borrower will be further assessed by our risk-based pricing and loan sizing models. In our risk-based pricing model, we consider the borrower’s risk rating and debt to income ratio and the value of the borrower’s assets to determine the appropriate risk-based pricing. After taking into account the borrower’s risk rating and debt to income ratio and the value of the borrower’s assets, the borrower can only qualify for a loan if the assigned pricing does not exceed the maximum permitted APR. Our loan sizing model is primarily based on the borrower’s credit and financial information, which we access with due authorization, such as other loan or credit card repayment records, insurance repayment records, car value, social insurance records and indebtedness information. Every loan applicant must authorize us to check their data through the Credit Reference Center of the People’s Bank of China, and these checks form a routine part of our credit assessment process. The data includes information on outstanding loans funded by licensed financial institutions in China such as banks, trusts, consumer finance companies and financing leasing companies. Our sizing model for secured loans further takes into consideration the value of the pledged collateral, which we determine in an efficient and expeditious manner with help from online valuers. Since we specialize in large ticket size loans, a borrower only qualifies for a loan if they meet the minimum creditworthiness threshold of at least RMB20,000 (US$2,831).

For small business owners, know your business or KYB is an additional element of our credit assessment process. We analyze data relating to the borrower’s business including its corporate credit rating, if any, its VAT, point-of-sale and UnionPay records, its utility bills, and any insurance, memberships in industry organizations or other pertinent information. We believe that it is essential to combine both KYC and KYB data for small business owners to accurately assess their creditworthiness.

Credit Approval by Our Partners

Once a loan application passes our credit assessment process, if funding partners and credit enhancement partners are involved then we will refer the loan to them for them to conduct an independent evaluation of the loan application. We only match borrowers who we believe meet our partners’ lending criteria, and our partners independently review all of the application information before making a lending decision. Loans are disbursed by the funding partner directly to the borrower.

Loan Servicing and Collection Practices

Borrowers can set up automatic repayments on our mobile application. We have established a post-loan servicing model based on credit scores to triage delinquencies. We check the loan records of our existing borrowers through the Credit Reference Center of the People’s Bank of China with their authorization on a regular basis so as to monitor their liability status and we use customer segmentation modeling to divide borrowers into low, medium and high risk. We also provide a repayment reminder service to our borrowers, including text message reminders for low-risk borrowers and AI-enabled contact for medium- and high-risk borrowers. In the first six months of 2020, we carried out 52% of our repayment reminders through messages and the other 48% through AI-enabled phone calls.

If borrowers fail to repay on time, our collection process will be initiated. Borrowers whose loans are overdue by one day are contacted by AI, and all other borrowers with overdue loans are contacted by a live collection agent. The relatively large average ticket size of the loans that we facilitate makes it more cost-efficient for us to escalate the collection process for delinquent loans, as compared to platforms that facilitate small consumer loans.

Our collection professionals cannot access the mobile phone numbers of our borrowers and can only contact them through our systems. All contact with customers is recorded and saved using blockchain technology and retained for use in resolving disputes and ensuring that our collection team is fully in compliance with applicable laws and rules at all times. Data we accumulate in the collection process gets fed back into our credit assessment process in a closed loop.

We have established a team of post-loan servicing professionals numbering more than 9,500 as of June 30, 2020. The productivity of our post-loan servicing team has been continually improving, as evidenced by the increase in average outstanding loan balance per post-loan servicing employee per year from RMB34.6 million in 2018 to RMB47.8 million (US$7.1 million) in 2019 and RMB54.3 million (US$7.7 million) in the first six months of 2020.

In line with common industry practice, we use third-party collection agencies to collect loans that are delinquent for more than 80 days. We regularly evaluate our agency partner companies based on their performance, service quality and compliance with relevant laws and regulations.

In addition to the collection efforts described above, we have an additional foreclosure procedure for our secured loans. Acting as an agent for the credit enhancement partner, we first repossess the collateral using our local collection team, supported by third-party local collection agencies as necessary. We then assess the condition of the residential property, obtain third-party appraisal reports of its value and initiate the process to foreclose on the residential property. Upon foreclosure, we dispose of residential property via auction or consignment and use the proceeds to minimize or mitigate losses for the lender.

Funding Sources

Funding sources for the loans we facilitate include banks, trusts, and our own microloan and consumer finance subsidiaries. Historically, we also funded loans through individual investors on our peer-to-peer platform, though we stopped doing so in August 2019.

The following table shows the volume of new loans facilitated in each period by funding source:

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2017		2018		2019		2020
	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)
Volume of New Loans Facilitated by Funding Source
Banks	66.5	19.3	186.2	46.9	312.0	63.2	172.3	60.6
Trusts	—	—	5.0	1.3	104.9	21.2	110.2	38.7
Microloan and consumer finance subsidiaries	165.7	48.2	12.7	3.2	0.8	0.2	2.0	0.7
Peer-to-peer individual investors	111.6	32.5	193.0	48.6	76.0	15.4	—	—

Total	343.8	100.0	397.0	100.0	493.7	100.0	284.5	100.0

As the numbers above show, we have successfully managed two major changes in the sources of our funding in recent years. The decrease in the funding from our microloan subsidiaries in 2018 was due to new regulations in December 2017 that made it impractical to continue to use asset-backed securities, or ABSs, to securitize the loans made by our microloan subsidiaries. We compensated by increasing funding from banks and peer-to-peer individual investors in 2018. The decrease in the funding from peer-to-peer individual investors in 2019 was due to a series of government regulatory initiatives that prompted us to cease using such funding in August 2019. We compensated by increasing funding from banks and trusts. In each case, we were successful in replacing the funding with other sources and we were able to continue growing our total volume of loan facilitation.

We are continually refining our funding mix. Our ability to facilitate loans has not been constrained by our funding supply. We have strong relationships with 49 banks and 5 trust companies as of June 30, 2020, and we only utilized 49% of the credit facility that banks were prepared to make available to our borrowers and 31% of the credit facility that trust companies were prepared to make available to our borrowers. We believe our relationships with banks and trust companies are sustainable as our ability to help them generate interest income by facilitating loans from our high quality borrowers makes us a valuable partner to them. In the first six months of 2020, no single funding source accounted for more than 10% of the funding for the loans originated through our platform.

We enter into trilateral agreements with each funding partner and credit enhancement partner that contain the principal terms governing funding arrangements and credit enhancement for the loans that we facilitate with them. These agreements will generally include provisions specifying the proportion of loans to be insured or guaranteed by the credit enhancement partner and the geographical scope of the collaboration, and some of them set out the rate of interest to be charged by the funding partner for the loans. They also provide that each party will perform its own credit assessment of the borrowers, that the funding partner will enter into the loan agreement with the borrower, and that the credit enhancement partner will reimburse the lending partner for each loan that is 80 days past due. Under these agreements, each party has the right to perform post loan services or delegate them to another party. Typically no party has the right to market anything to the customers other than the loan-related services that are covered by the agreement.

Banks

Under the bank funding model, a third-party bank lends directly to the borrower. We provide loan facilitation services for borrowers and facilitate borrowers to obtain loans from third-party banks.

We partnered with 47 banks in 2019 and 49 banks in the first six months of 2020. These banks included national joint-stock banks, city commercial banks, rural commercial banks, and regional banks, among others. The banks determine the creditworthiness of borrowers that we refer, though we help gather the information our bank partners need. Banks funded approximately 63.2% of the new loans we facilitated in 2019 and 60.6% of the new loans we facilitated in the first six months of 2020. Among the new loans we facilitated that were funded by our bank funding partners in the first six months of 2020, 46.0% of the funding was from national joint-stock banks, 35.8% of the funding was from city commercial banks, and 18.2% of the funding was from rural commercial banks and others. Maintaining stable and long-term relationships with banks is an important factor in sustainable funding.

Trusts

Under the trust model, a third-party trust company sets up a trust plan to which investors contribute funds through three major funding sources, including retail funding directed by private banks, institutional funding from banks, securities and insurance companies, and funding from open market issuance. We provide loan facilitation services for borrowers and facilitate borrowers to obtain loans from trusts. We perform credit assessments and match borrowers to the trust plans. In a small percentage of cases we also provide financing guarantee services in connection with the loans. The trust plans to which we contribute funds are fully consolidated on our balance sheet as consolidated trusts, as are some trust plans for which we act as the asset manager even when we do not contribute any funds. Since we normally use third-party credit enhancement when we do contribute funds, we are not exposed to credit risk for most of the trusts that we consolidate.

We partnered with three trust companies in 2019 and five trust companies in the first six months of 2020. Trusts funded approximately 21.2% of the new loans we facilitated in 2019 and 38.7% of the new loans we facilitated in the first six months of 2020. The loans funded by consolidated trusts appear on our balance sheet, and those funded by unconsolidated trusts do not. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—On– and Off–Balance Sheet Treatment of Loans and Risk Exposure.”

Microloan and Consumer Finance Subsidiaries

We have three microloan subsidiaries and a newly licensed consumer finance subsidiary that make loans in a small number of cases from their own funds, primarily to enable us to test out new loan products before seeking third-party funding sources for them on a commercial scale. Our microloan and consumer finance subsidiaries funded 0.2% of the new loans we facilitated in 2019 and 0.7% of the new loans we facilitated in the first six months of 2020.

Peer-to-Peer Individual Investors

Historically, we also funded loans through individual investors on our peer-to-peer platform. Under this model, we sourced borrowers, sourced lenders and matched borrowers and lenders, facilitated applications by borrowers for loans online, and helped with the transfer of funds between lenders and borrowers. We also collected service fees from lenders for loan facilitation services. Peer-to-peer individual investors funded approximately 15.4% of the new loans we facilitated in 2019, but none of the new loans we facilitated in the first six months of 2020. While we no longer facilitate new loans under this model since August 2019, we will continue to collect service fees and guarantee fees on outstanding loans as long as they remain outstanding. The last of these loans matures in 2022.

Credit Enhancement Arrangements and Risk Exposure

We arrange for credit enhancement, including insurance and guarantees, to protect the lenders of the loans we facilitate. We worked with six credit enhancement partners in 2019 and the first six months of 2020, including four credit insurance companies and two guarantee companies. The proportion of loans facilitated that are insured or guaranteed by third parties was 75.4%, 94.1% and 95.6% of the outstanding balance as of December 31, 2017, 2018 and 2019, respectively, and 94.2% as of June 30, 2020. The volume of loans insured or guaranteed by third parties, for which we do not take any credit risk has risen since 2017. For most of the loans we facilitated with credit enhancement arrangement, we guarantee approximately 1% of the unpaid principal and interest, and a third-party insurance or guarantee company provides credit enhancement for the other 99%.

All of our credit enhancement partners, both insurance companies and financing guarantee companies, are regulated and inspected by the Chinese authorities and subject to detailed statutory and regulatory requirements. Insurance companies are regulated and inspected by the China Banking and Insurance Regulatory Commission, or the CBIRC. Pursuant to the relevant regulations and rules regarding insurance companies issued by the CBIRC, the minimum registered capital of an insurance company is no less than RMB200 million and must be fully paid up in cash. For insurance companies engaged in credit guarantee insurance, the core solvency adequacy ratio at the end of the last two quarters must be no less than 75%, and the comprehensive solvency adequacy ratio must be no less than 150%. We engage in a strict assessment process in selecting our credit enhancement partners. We assess whether an insurer has a license from the CBIRC to provide credit insurance on three-year retail credit, whether it is able to meet the CBIRC’s stringent requirements for solvency ratios, concentration risks, leverage ratios and liquidity stress tests under the Measures for Regulating the Credit Insurance and Guaranty Insurance issued by the CBIRC in May 2020, and whether it has the relevant experience, track record and reputation within the industry. Our insurers are required to publicly file their quarterly solvency reports with the CBIRC, and we review their public filings to verify that they remain in compliance with the relevant requirements. Financing guarantee companies are regulated and inspected by the financial authorities of the local provincial or municipal government. Pursuant to the relevant regulations and rules regarding financing guarantee companies, the minimum registered capital of a financing guarantee company is not less than RMB20 million and must be fully paid up in currency, and net assets must be no less than one-fifteenth of their total outstanding guaranteed amount.

The following table shows the outstanding balance of loans we facilitated by guarantee status as of the dates indicated.

	As of December 31,			As of June 30,
	2017	2018	2019	2020
	(%)
Guarantee Status
Insured or guaranteed by third parties	75.4	94.1	95.6	94.2
Not insured nor guaranteed by third parties	24.6	5.9	4.4	5.8
Credit risk borne by us	24.6	5.3	2.2	2.8
Credit risk borne by funding partners	0.0	0.6	2.2	3.0

Total	100.0	100.0	100.0	100.0

Insured or Guaranteed by Third Parties

We utilize third-party credit enhancement to limit credit risk exposure for funding parties through cooperation with insurance and guarantee companies. As of June 30, 2020, 94.2% of the outstanding balance of loans we facilitated are insured and guaranteed by third parties, and we do not bear any credit risk on them. Most importantly, we work together with Ping An P&C, which has provided credit enhancement on standard commercial arm’s-length terms for loans we facilitate. Ping An P&C insured 91.2% of the outstanding balance of loans we had facilitated as of June 30, 2020. No other credit enhancement partner insured or guaranteed more than 1.6% of the outstanding balance of loans we facilitated as of June 30, 2020. For loans we facilitate that are insured by Ping An P&C, we have entered into agreements with terms of three years with Ping An P&C and each of the funding partners. These third-party credit enhancement partners provide credit guarantee insurance or guarantees on the loans we facilitate and will repay the lenders if a loan becomes sufficiently delinquent. We are not aware of any instance where our credit enhancement partners have ever failed to fulfill their insurance or guarantee obligations. Our credit enhancement partners conduct their own evaluation of each borrower to determine whether they will provide insurance or guarantees while we help our partners collect the necessary information.

We have established a highly automated claims process with our funding and credit enhancement partners. Once a loan becomes delinquent for 80 days, a notice of claim will be automatically sent to the third party credit enhancement provider. As of June 30, 2020, we were the funding source for only 0.7% of the outstanding balance of loans we facilitated, so normally this payment occurs without our participation and the timing of it does not affect our cash flow or cash position.

The table below shows the amount of claims submitted to credit enhancement partners for the loans consolidated on our balance sheet and the amount of claims reimbursed during each period. The discrepancies in amounts submitted and amounts reimbursed are mainly due to timing differences. When we make a claim, the credit enhancement provider will typically complete its review and make the payment to us within one business day.

	In the Year Ended December 31,			In the Six Months Ended June 30
	2017	2018	2019	2020
	(RMB millions)
Amount of claims submitted	289.2	1,813.9	805.1	677.5
Amount of claims reimbursed	282.3	1,817.2	801.3	678.6

Not Insured nor Guaranteed by Third Parties

As of June 30, 2020, 5.8% of the outstanding balance of loans we facilitated were not insured or guaranteed by third parties. As of June 30, 2020, we had credit risk exposure to 2.8% of the outstanding balance of loans we facilitated. We will adjust the amount of credit risk that we bear ourselves from time to time, in line with other leading platforms in the retail credit facilitation industry, consistent with our capital-light business model.

As of June 30, 2020, our funding partners had the credit risk exposure to the remaining 3.0% of the outstanding balance of loans we facilitated. We plan to introduce new models for credit enhancement to meet varying risk appetites among our funding partners, so that funding partners can choose the level of risk and return they prefer. Under these new models, we would bear up to 20% of the risk on the loans that we facilitate and we would encourage our funding partners to also bear more risk in lieu of relying on credit enhancement partners. We believe that the accuracy and effectiveness of our credit assessment and risk management will persuade more funding partners to accept more of the risk and more of the returns on the loans that we facilitate, rather than relying on credit enhancement partners.

Risk Management for Retail Credit Facilitation

Risk management is a core tenet of our management philosophy and permeates all of our operations. We have developed comprehensive risk management and internal control systems to address credit risk and operational risk that we face. We start with more than 6,000 predictive variables for each borrower and narrow down to 1,063 key variables that are used for our loan decisions, of which approximately 92% are credit and financial data.

Credit Risk Management

Credit risk is the risk that the borrowers of our loans default and do not repay, including due to a lack of intention to repay or a lack of ability to repay. This directly impacts us for the loans guaranteed by our subsidiaries.

We manage credit risk through anti-fraud assessment, credit assessment and loan servicing and collections. See “—Loan Underwriting and Collection.”

G1 is the lowest risk, and G8 is the highest risk among qualified borrowers. The risk level is determined based on two primary considerations. The first is credit risk score, modeled using statistical techniques and based on the records of the Credit Reference Center of the People’s Bank of China and the borrower’s prior records such as repayment, delinquency and application histories. The other consideration takes into account the customer’s assets, such as residential property, vehicle and insurance policies. Borrowers with higher credit risk scores and better assets will be assigned a lower risk level.

The following table shows the percentage of new general unsecured loans and the DPD 30+ delinquency rate for general unsecured loans at each risk level in 2017, 2018, 2019 and the first six months of 2020, excluding legacy products. We define the DPD 30+ delinquency rate as the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. This reflects a comprehensive picture of credit quality for all the loans we facilitate on a whole portfolio basis, not just the loans that are consolidated on our balance sheet.

	For the Year Ended December 31,			For the Six Months Ended June 30,	DPD 30+ Delinquency Rate
					As of December 31,	As of June 30,
	2017	2018	2019	2020	2019	2020
	(%)				(%)
G1	7.7	10.2	13.3	13.6	0.6	1.2
G2	11.2	18.2	23.0	23.6	0.7	1.6
G3	15.8	18.7	22.2	21.8	1.3	2.7
G4	20.7	28.1	19.7	17.7	2.2	4.2
G5	21.0	14.7	13.3	13.9	2.7	4.7
G6	9.8	6.4	7.2	7.8	3.4	5.7
G7	13.2	3.5	1.2	1.6	9.8	11.3
G8	0.6	0.1	0.1	0.0	11.4	18.1

Total	100.0	100.0	100.0	100.0	1.8	3.3

The following table shows the DPD 30+ delinquency rates for general unsecured loans and secured loans as of December 31, 2017, 2018 and 2019 and June 30, 2020.

	As of December 31,			As of June 30,
DPD 30+ Delinquency Rates by Type of Loan	2017	2018	2019	2020
General unsecured loans	1.3	1.8	1.8	3.3
Secured loans	0.5	0.5	0.6	1.4

Total	1.0	1.5	1.6	2.9

The following table presents the DPD 30+ delinquency rates for general unsecured loans by APR as of December 31, 2017, 2018 and 2019 and June 30, 2020.

	As of December 31,			As of June 30,
DPD 30+ Delinquency Rates by APR	2017	2018	2019	2020
	(%)
Below 24%	0.9	0.6	0.7	0.8
24-30%	0.6	1.0	1.4	2.9
Above 30%	2.1	3.3	3.0	5.3

Total general unsecured loans	1.3	1.8	1.8	3.3

The following table presents the DPD 90+ delinquency rates for general unsecured loans by APR as of December 31, 2017, 2018 and 2019 and June 30, 2020. We define the DPD 90+ delinquency rate as the outstanding balance of loans for which any payment is 90 to 179 calendar days past due, divided by the outstanding balance of loans. This reflects a comprehensive picture of credit quality for all the loans we facilitate on a whole portfolio basis, not just the loans that are consolidated on our balance sheet. In addition, when a loan becomes 80 days past due and the funding provider is reimbursed by a credit enhancement partner, we still treat the loan as overdue for purposes of the DPD 90+ calculation, since the loan has not been repaid by the borrower. The credit enhancement partner acquires the creditor rights after reimbursing the funding provider and we continue to provide post-loan services to the credit enhancement partner.

	As of December 31,			As of June 30,
DPD 90+ Delinquency Rates by Type of Loan	2017	2018	2019	2020
	(%)
General unsecured loans	0.7	1.0	1.0	2.1
Secured loans	0.2	0.3	0.3	0.9

Total	0.5	0.9	0.8	1.8

The following chart shows the DPD 90+ delinquency rates by vintage as of June 30, 2020, on general unsecured loans that we have facilitated. DPD 90+ delinquency rates by vintage is defined as the total balance of outstanding principal of a vintage for which any payment is over 90 calendar days past due as of a particular date (adjusted to reflect total amount of recovered past due payments for principal and without taking into account charge-offs), divided by the total initial principal in such vintage. Months on book, or MOB, is the number of complete calendar months that have elapsed since the calendar month in which the loan was originated, measured at the end of each calendar month.

The following chart shows the DPD 90+ delinquency rates by vintage as of June 30, 2020 on secured loans that we have facilitated.

The borrowers are diversified by geography and industry. Excluding legacy loans, no city accounted for more than approximately 3.5% of the outstanding balance of loans as of June 30, 2020. The small businesses for whose owners we facilitate loans include businesses in the retail, wholesale, manufacturing, construction, and services sectors of the economy.

COVID-19 Impact

The resilience and fundamental strengths of our business model have been further proven during COVID-19. Although the DPD 30+ delinquency rate for general unsecured loans increased from 1.8% as of December 31, 2019 to 3.3% as of June 30, 2020 and the DPD 30+ delinquency rate for secured loans increased from 0.6% to 1.4% as of the same dates, we swiftly resumed the operation of our business and flow rate, which is an early indicator for delinquency, began to improve. In response to nationwide lockdowns in China at the end of January 2020, we made remote working arrangements for our collection staff, extended the usage of AI collection technology, and accelerated the launch of AI underwriting robots. We also tightened lending standards within industries that were mostly directly impacted by the pandemic and facilitated more loans within industries that were particularly resilient. As a result of these measures, we have seen recovery in early delinquency indicators in the second quarter of 2020, to levels around those that prevailed for most of 2019.

The following chart shows the flow rates for the general unsecured loans we have facilitated that became delinquent for 1 to 89 days. Flow rate is a forward-looking indicator that estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month.

The following chart shows the flow rates for the secured loans we have facilitated that became delinquent for 1 to 89 days.

WEALTH MANAGEMENT

We provide wealth management services to middle class and affluent people in China under the Lufax brand. Established in 2011 originally as a subsidiary within Ping An Group, Lufax has been in operation for almost a decade and has developed extensive experience, relationships and investor-relevant data within the wealth management sector.

Our wealth management business seamlessly connects investors with approximately 8,600 products from 429 third-party product providers through our highly personalized services hub. As of June 30, 2020, we connect 12.8 million active investors with products supplied by 429 financial institution investment product providers, including 100 asset management companies, 40 banks, 25 trust companies, 103 private investment fund management companies, 123 mutual fund companies, and 38 other product providers such as securities companies and insurance companies. With such a vast portfolio of products and product providers, we leverage technology and extensive data analytics to facilitate the right investments with the right investors at the right time. Our analytics are also predictive, seeking to anticipate investors’ real-time intentions and likely next steps, such as the propensity to purchase certain wealth management products, viewing the latest financial market information, or planning for portfolio rebalancing. Through our technology platform, we seamlessly connect investors to an end-to-end digital solution across the entire investment cycle. Dedicated account managers offer priority opportunity to purchase popular products and personalized consultations for complex products. In additional to personalized services facilitating the right products to specific investors, our end-to-end solution encompasses automated portfolio investments tools provided by our business partner, integrated smart accounts, portfolio tracking and statements, special risk alerts and high end investor services as well as overall risk management. Our end-to-end technology platform also integrates with our offline-to-online customer acquisition capabilities. We recently launched an end-to-end digital wealth management enablement solution to empower small and medium-size financial institutions.

We target Chinese middle class and affluent investors who have massive demand for wealth management services but are currently underserved by traditional financial institutions. They have significant investable funds but are not wealthy enough to qualify for private banking services at the traditional banks and they are dissatisfied with the very basic and undifferentiated investment opportunities that are offered to them. They need a wide range of options to diversify their risks and achieve stable returns, but they also need assistance in selecting ones that are suitable for their investing goals, as well as the assurance that they are investing their hard-earned money on a reputable platform.

We source our platform investors through Ping An ecosystem, direct online marketing and member referral channels, and through our experience, we have been able to optimize our acquisition focus and enhance cost efficiency. We have one of the highest average client assets per investor in the industry. Our average client assets per active investor was RMB29,331 (US$4,152) as of June 30, 2020, and 75.4% of our total client assets were contributed by investors with client assets over RMB300,000 (US$42,462) as of the same date.

Our services and risk management capabilities are critical in enabling us to provide personalized investment experiences and deliver products in a convenient and customized manner to our platform investors. We are a pioneer in using big data technology and analytics to develop a holistic and adaptable risk management system comprised of proprietary KYC, KYP and matching systems. We match investor risk tolerance with product and portfolio risk profiles based on KYC and KYP ratings to ensure suitability of our offerings. Our risk matching capabilities serve as the foundation of our personalized services, including an integrated smart account, proprietary product selections, post-investment risk monitoring and real-time updates.

We operate a capital-light model where we source and facilitate distribution of third-party financial products and do not assume product risks or obligations to meet any implicit guarantee expectations. We are committed to reducing suitability-related risk by matching the right products to the right investors at the right time through our proprietary LuFlex system. Our operating efficiency is enhanced by our ever growing understanding of customers through more data, optimized acquisition channels and growing economies of scale.

We have begun to expand internationally to tap into the large pool of investable funds controlled by overseas Chinese. In September 2017, we began doing business in Singapore. In September 2019, we began to develop an online wealth management platform for investors in Hong Kong as well. With a presence in both Singapore and Hong Kong, we believe we can effectively target a large proportion of the overseas Chinese investors in the region.

We have been successful in attracting a large and fast growing base of active investors. We had 9.6 million, 11.2 million and 12.5 million active investors as of December 31, 2017, 2018 and 2019, respectively, and 12.8 million as of June 30, 2020. We define active investors as investors who have made at least one investment through our wealth management platform or have had client assets with us above zero in the past twelve months. Our total wealth management client assets were RMB461.7 billion, RMB369.4 billion and RMB346.9 billion (US$49.1 billion) as of December 31, 2017, 2018 and 2019, respectively, and RMB374.7 billion (US$53.0 billion) as of June 30, 2020. Excluding legacy products, our total wealth management client assets were

RMB125.3 billion, RMB182.5 billion and RMB243.6 billion (US$34.5 billion) as of December 31, 2017, 2018 and 2019, respectively, and RMB326.9 billion (US$46.3 billion) as of June 30, 2020.

Meanwhile, our broad spectrum of investment products, technology-driven investment service and premier investment experience have enabled us to maintain high investor stickiness and service our customers’ full life span investment demands. The average number of investment products held per investor was 6.2 for investors with client assets between RMB300,001 and RMB1,000,000, and 9.3 for investors with client assets above RMB1,000,000 as of June 30, 2020. We believe that high investor stickiness to our platform will contribute to an expansion in unit economics and help maximize our investors’ lifetime value to us.

Our Platform Investors

We serve the Chinese middle class and affluent investors with ample investible assets, whose investment demand is not sufficiently addressed by the traditional wealth management industry in China. Our platform investors average 38 years of age, and approximately 55% are female. We have a large and growing investor base, and a large proportion of our total client assets come from those investors who invest with us on a larger scale. Our active investors have been registered on our platform for an average of three and a half years.

The table below presents information about our platform investors and client assets as of the dates indicated.

	As of December 31,					As of June 30,
	2017	2018		2019		2020
			YOY%		YOY%		YOY%
Number of registered users (millions)	33.8	40.4	19.5	44.0	8.9	44.7	4.7
Number of active investors (millions)	9.6	11.2	16.7	12.5	11.6	12.8	2.4
Total client assets (RMB billions)	461.7	369.4	(20.0)	346.9	(6.1)	374.7	2.0
Current products (RMB billions)	125.3	182.5	45.7	243.6	33.5	326.9	65.2
Legacy products (RMB billions)	336.4	186.9	(44.4)	103.3	(44.7)	47.8	(71.8)
Average client assets in total products per active investor (RMB)	48,062	33,067	(31.2)	27,743	(16.1)	29,331	(7.6)
Average client assets in current products per active investor (RMB)	13,333	16,637	24.8	19,774	18.9	25,936	49.2
Contribution of client assets from active investors with client assets over RMB300,000 (%)	77.7	73.2		73.1		75.4

Note:	The three columns marked “YOY%” show the percentage increase or decrease in the absolute numbers compared to the corresponding numbers from one year earlier.

We target investors with higher investible assets. As shown above, our platform investors with client assets over RMB300,000 (US$42,462) contributed 77.7%, 73.2% and 73.1% of total client assets on our platform as of December 31, 2017, 2018 and 2019, respectively, and 75.4% as of June 30, 2020. In addition to investing more on the platform, our higher end investors are also active and hold a broader set of products. Out of our platform investors with client assets greater than RMB300,000 (US$42,462), approximately 88% have opened an integrated smart account as of June 30, 2020.

The table below shows the breakdown of our total client assets by investor category as of the dates indicated, excluding legacy products.

	As of December 31,						As of June 30,
	2017		2018		2019		2020
	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)
Total Client Assets for Current Products
Up to RMB100,000	22.5	18.0	23.6	13.0	22.8	9.4	22.6	6.9
RMB100,001 to RMB300,000	28.2	22.5	39.5	21.6	47.9	19.7	51.9	15.9
RMB300,001 to RMB1,000,000	25.1	20.0	47.6	26.1	69.8	28.7	88.3	27.0
RMB1,000,001 or more	46.0	36.7	66.8	36.6	96.2	39.5	152.8	46.7
Others(1)	3.5	2.8	5.0	2.7	6.8	2.8	11.4	3.5

Total	125.3	100.0	182.5	100.0	243.6	100.0	326.9	100.0

(1)	Others includes stocks.

The table below shows the average client assets in current products categorized by investor client assets in total products, including both current and legacy products, as of the dates indicated.

	As of December 31,			As of June 30,
Average Client Assets in Current Products per Active Investor	2017	2018	2019	2020
	(RMB)
Up to RMB100,000	2,611	2,294	1,944	1,883
RMB100,001 to RMB300,000	68,368	105,035	140,317	158,769
RMB300,001 to RMB1,000,000	95,712	224,128	362,274	457,672
RMB1,000,001 or more	488,716	912,243	1,468,741	2,153,034
Average client assets in current products per active investor	13,333	16,637	19,774	25,936

The table below shows the average number of products held categorized by investor client assets in total products as of the dates indicated, excluding investors who only hold legacy products.

	As of December 31,			As of June 30,
Average Number of Products Held per Active Investor	2017	2018	2019	2020
Up to RMB100,000	1.3	1.4	1.3	1.3
RMB100,001 to RMB300,000	2.7	3.5	3.8	3.9
RMB300,001 to RMB1,000,000	3.9	4.6	5.8	6.2
RMB1,000,001 or more	6.3	5.8	8.5	9.3
Average number of products held	1.7	1.7	1.6	1.6

Many of our platform investors are qualified investors as defined by Chinese regulations. We offer a broad suite of product selections catering to the needs of qualified investors and are able to facilitate suitable products to them. See “Regulation—PRC Regulations—Regulations Relating to Wealth Management Business”.

Although we primarily target the middle class and affluent, we also focus on growing the overall scale of our investor base. We believe that investors in the lower categories of average client assets have the potential to increase their client assets invested on our platform over time and generate greater value in the future.

We have attracted investors with diversified demographics, age and gender. Our platform investors have a variety of investment purposes, including preservation of wealth, stable growth and higher returns. The table below shows the top 10 provinces where our platform investors are located in by total client assets as of June 30, 2020.

	Total Client Assets	Active Investors	Average Client Assets per Active Investor
	(RMB billions)	(thousands)	(RMB)
Province
Guangdong	44.0	1,454	30,254
Shanghai	40.6	536	75,746
Jiangsu	31.2	862	36,157
Beijing	29.6	444	66,654
Zhejiang	28.4	667	42,623
Shandong	21.2	994	21,345
Liaoning	20.2	504	40,122
Heilongjiang	14.1	349	40,293
Fujian	11.9	423	28,199
Hubei	11.9	532	22,267
Other	121.7	601	20,248

Total	374.7	12,776	29,331

Products and Product Partners

We facilitated the offering of approximately 8,600 products on our platform as of June 30, 2020, including over 2,800 asset management plans, over 200 bank products, over 4,600 mutual fund products, 190 private investment fund products and 520 trust products, among others.

Given the recent changes in regulatory landscape, we have experienced major shifts in our product mix since 2017. In response to regulatory changes affecting the entire industry, we stopped the facilitation of offering B2C products in the second half of 2017 and peer-to-peer products in August 2019. We focus on proactively expanding our current product offerings. Client assets invested in our current products have grown from RMB125.3 billion as of December 31, 2017 to RMB182.5 billion as of December 31, 2018 and RMB243.6 billion (US$34.5 billion) as of December 31, 2019, and to RMB326.9 billion (US$46.3 billion) as of June 30, 2020. In line with the industry-wide shift from fixed-return products towards net asset value-based products, the percentage of client assets invested in net asset value-based products was 5.7%, 9.8%, 12.3% as of December 31, 2017, 2018 and 2019 respectively, and it increased to 17.2% as of June 30, 2020.

We have been able to help our platform investors navigate these major shifts while maintaining positive returns and staying loyal to our platform. We have generally been successful in retaining active investors from year to year. Our retention rate, which we define as the percentage of our active investors at any given time who had been active investors one year earlier, has shown steady improvement at 91.0% as of December 31, 2018, 93.3% as of December 31, 2019, and 95.0% as of June 30, 2020.

The table below shows the client assets for each product category as of the dates indicated. As we have discontinued our facilitation of legacy products, we have focused on retaining our platform investors by offering an increasing number and selection of additional investment products.

	As of December 31,						As of June 30,
	2017		2018		2019		2020
	(RMB billions)	(% of total)	(RMB billions)	(% of total)	(RMB billions)	(% of total)	(RMB billions)	(% of total)
Client Assets by Product Category
Asset management plans	62.0	13.4	85.2	23.1	94.2	27.2	100.9	26.9
Bank products	—	—	6.8	1.8	49.2	14.2	97.1	25.9
Private investment funds	4.2	0.9	19.3	5.2	26.4	7.6	26.9	7.2
Mutual funds, excluding money market funds	5.3	1.1	16.9	4.6	22.6	6.5	35.4	9.4
Money market funds	35.2	7.6	38.9	10.5	18.1	5.2	16.3	4.4
Trust products	2.2	0.5	0.6	0.2	16.0	4.6	32.0	8.5
Others(1)	16.4	3.6	14.7	4.0	17.0	4.9	18.3	4.9

Total of Current Products	125.3	27.1	182.5	49.4	243.6	70.2	326.9	87.2
Peer-to-peer products	138.0	29.9	186.9	50.6	103.3	29.8	47.8	12.8
B2C products	198.4	43.0	—	—	—	—	—	—

Total of Legacy Products	336.4	72.9	186.9	50.6	103.3	29.8	47.8	12.8

Total of All Products	461.7	100.0	369.4	100.0	346.9	100.0	374.7	100.0

(1)	Others includes stocks, insurance products and cash balance in accounts.

Our full-suite product offerings are supported by strong product sourcing capabilities. As of June 30, 2020, we have relationships with 429 institutional financial investment product providers, including 40 banks, 25 trust companies, 123 mutual fund companies, 103 private investment fund management companies, 100 asset management companies, and 38 others such as securities companies and insurance companies.

We require our investment product providers to maintain the requisite licenses to issue their products in compliance with relevant regulations to our platform investors.

Most of our current wealth management products generate fees in proportion to the client asset balance. For the first six months of 2020, 31% of our wealth management transaction and service fees were collected from platform investors, and the other 69% were collected from asset providers.

The table below shows the average take rate for each product category as of the dates indicated, including mutual funds, private investment funds, and asset management plans distributed through an affiliated company. The take rate below is calculated as a percentage of the fees collected from third-party asset providers and platform investors by us and the affiliated company, which we intend to acquire a majority interest in, over the corresponding average client assets generated through our platform. See “Corporate History and Structure” for the proposed acquisition.

	In the Year Ended December 31,			In the Six Months Ended June 30,(1)
Average take rate	2017	2018	2019	2020
	(in basis points)
Current products
Asset management plans(2)	17.7	27.6	23.0	21.9
Bank products(3)	—	7.9	31.7	37.4
Private investment funds(4)	234.6	117.2	80.1	88.3
Mutual funds(2)	31.8	41.3	35.4	49.1
Trust products(3)	—	—	37.1	56.8

Current products	25.5	35.4	32.1	38.2
Legacy products	43.1	85.6	147.9	75.0

(1)	Annualized.
(2)

For asset management plans and mutual funds, part of the income was recognized as transaction and service fees by us and the rest of the income was recognized as distribution fees by the affiliated company mentioned above.

(3)	Income from bank products and trust products was all recognized by us as transaction and service fees.
(4)

Income from private investment funds was recognized as distribution fees by the affiliated company mentioned above. Fluctuation in the take rate of private investment funds was mainly due to changes in product mix.

The table below shows the average take rate for each product category as of the dates indicated, excluding mutual funds, private investment funds, and asset management plans distributed through an affiliated company.

	In the Year Ended December 31,			In the Six Months Ended June 30,(1)
Average take rate	2017	2018	2019	2020
	(in basis points)
Current products
Asset management plans	9.8	11.5	15.5	15.9
Bank products	—	7.9	31.7	37.4
Mutual funds	18.5	26.1	14.3	11.2
Trust products	—	—	37.1	56.8

Current products	10.2	14.1	15.5	21.8
Legacy products	43.1	85.6	147.9	75.0

(1)	Annualized

Asset Management Plans

Asset management plans include a variety of products issued by securities companies and pension insurance companies. As of June 30, 2020, we facilitated the offering of 2,822 asset management plan products from 100 suppliers. Total client assets held in asset management plan products were RMB62.0 billion, RMB85.2 billion and RMB94.2 billion (US$13.3 billion) as of December 31, 2017, 2018 and 2019, respectively, and RMB100.9 billion (US$14.3 billion) as of June 30, 2020. Asset management plans have minimum investment thresholds between RMB1,000 (US$142) and RMB1,000,000 (US$141,541).

Bank Products

We help our bank partners to distribute their products, including a variety of bank deposit products classified by term (less than six months, six months to one year, more than one year) and minimum investment requirement (from products requiring less than RMB10,000 (US$1,415) to products requiring more than RMB200,000 (US$28,308)). We are now beginning to introduce other bank wealth management products as well. As of June 30, 2020, we facilitated the offering of 203 bank products from 40 banks. Bank products have grown rapidly in popularity on our platform. Total client assets held in bank products were approximately nil, RMB6.8 billion and RMB49.2 billion (US$7.0 billion) as of December 31, 2017, 2018 and 2019, respectively, and RMB97.1 billion (US$13.7 billion) as of June 30, 2020.

Private Investment Funds

We facilitate the distribution of private investment fund products, including securities investment funds, private equity and venture capital funds and others. Securities investment funds are private funds and funds of funds that invest in public securities or in asset management plans that invest in such public securities. Private equity and venture capital fund products include private equity funds, venture capital funds and funds of funds that invest in equity securities acquired outside of public trading markets or asset management plans that invest in such equity securities. As of June 30, 2020, we facilitated the offering of 190 private investment fund products from 103 suppliers. Total client assets held in private investment fund products were RMB4.2 billion, RMB19.3 billion and RMB26.4 billion (US$3.7 billion) as of December 31, 2017, 2018 and 2019, respectively, and RMB26.9 billion (US$3.8 billion) as of June 30, 2020. The following table shows the breakdown of client assets in private investment funds by fund type as of the dates indicated.

	As of December 31,						As of June 30,
	2017		2018		2019		2020
	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)
Client Assets by Category
Securities investment	2.9	69.0	13.4	69.4	21.0	79.5	22.4	83.3
Private equity and venture capital	1.3	31.0	5.9	30.6	5.4	20.5	4.5	16.6

Total Private Investment Funds	4.2	100.0	19.3	100.0	26.4	100.0	26.9	100.0

Private investment funds are sold to qualified investors and have a minimum investment threshold of RMB1,000,000 (US$141,541).

Mutual Funds

We facilitate the distribution of mutual fund products, including a variety of money market, hybrid, fixed income, equity and other funds that are publicly available to all investors. As of June 30, 2020, we facilitated the offering of 4,660 mutual fund products from 123 suppliers. Total client assets held in mutual fund products were RMB40.5 billion, RMB55.9 billion and RMB40.7 billion (US$5.8 billion) as of December 31, 2017, 2018 and 2019, respectively, and RMB51.7 billion (US$7.3 billion) as of June 30, 2020. As the following table shows, the distribution of client assets between different types of mutual funds became considerably more diverse in 2019 and 2020. The client assets of money market funds decreased from December 31, 2017 to June 30, 2020 as our platform investors diversified their assets into more sophisticated products offered on our platform.

	As of December 31,						As of June 30,
	2017		2018		2019		2020
	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)
Client Assets by Mutual Fund Type
Money market funds	35.2	86.9	38.9	69.7	18.1	44.5	16.3	31.6
Hybrid funds	2.0	5.0	7.1	12.6	10.0	24.6	9.5	18.4
Fixed income funds	2.1	5.1	7.2	12.8	9.6	23.5	21.8	42.1
Equity funds	1.2	3.1	1.6	2.9	2.9	7.0	3.9	7.6
Other	0.0	0.0	1.1	1.9	0.1	0.4	0.2	0.4

Total Mutual Funds	40.5	100.0	55.9	100.0	40.7	100.0	51.7	100.0

The majority of client assets held in money market fund products are linked to automatic investments made by our integrated smart account using idle investor funds it holds. See “—Integrated Account”.

Trust Products

We help our trust company partners to distribute their products by providing information technology services. The duration of the trust plan may be six months, one year, two years, or longer. As of June 30, 2020, we helped 25 suppliers to distribute 520 trust products. The minimum ticket size is typically RMB1,000,000 (US$141,541), though trusts with standard bond products may have a minimum ticket size as low as RMB300,000 (US$42,462). Total client assets held in trusts were RMB2.2 billion, RMB0.6 billion and RMB16.0 billion (US$2.3 billion) as of December 31, 2017, 2018 and 2019, respectively, and RMB32.0 billion (US$4.5 billion) as of June 30, 2020.

Others

We also facilitate the distribution of a wide variety of other products, including stocks and insurance products. As of June 30, 2020, we facilitated the offering of over 160 other products from 38 suppliers. The cash balance in accounts is also included here in the category of “others.” Total client assets held in other products were RMB16.4 billion, RMB14.7 billion and RMB17.0 billion (US$2.4 billion) as of December 31, 2017, 2018 and 2019, respectively, and RMB18.3 billion (US$2.6 billion) as of June 30, 2020. The following table shows the breakdown of client assets in other products by product type as of the dates indicated.

	As of December 31,						As of June 30,
	2017		2018		2019		2020
	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)
Client Assets by Category
Stocks	3.2	19.6	3.6	24.5	5.2	30.7	6.4	34.8
Insurance products	6.3	38.4	2.6	17.6	3.2	19.0	3.7	20.5
Cash balance in accounts	6.9	42.0	8.5	57.9	8.5	50.3	8.2	44.8

Total Others	16.4	100.0	14.7	100.0	17.0	100.0	18.3	100.0

Legacy Products

We stopped facilitating the offer of B2C products in the second half of 2017 and peer-to-peer products in August 2019, primarily due to changes in strategy and regulatory requirements. For a further description of the changes in regulations, see “Regulation—PRC Regulations—Regulations Relating to Online Lending Information Intermediary Services”. Since peer-to-peer products have a tenor of up to 36 months, the last of the legacy products will have run off of our platform by 2022.

Legacy products collectively accounted for 72.9% of client assets as of December 31, 2017. As legacy products have matured or been redeemed, we have endeavored to retain the investors and shift the client assets to our current product categories by leveraging our diversified product offering, our matching capabilities and our personalized investment services. As of December 31, 2019, legacy products as a percentage of total client assets had fallen to 29.8%, and by June 30, 2020, they had fallen to 12.8%.

Platform Investor Acquisition

We acquire our platform investors through three channels: Ping An ecosystem, online direct marketing and member referral channel.

The following table shows total client assets by channel, excluding legacy products:

	As of December 31,						As of June 30,
	2017		2018		2019		2020
	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)
Total Client Assets by Channel
Ping An ecosystem	40.4	33.1	77.4	43.5	102.4	43.2	142.3	45.0
Online direct marketing	56.7	46.4	69.4	39.0	90.8	38.3	120.9	38.2
Member referral	24.9	20.4	31.1	17.5	43.6	18.4	53.3	16.8

Total	122.1	100.0	177.8	100.0	236.9	100.0	316.5	100.0

Note: Excludes stocks and others.

The following table shows active investors by channel, excluding investors who only held legacy products:

	As of December 31,						As of June 30,
	2017		2018		2019		2020
	(millions)	(%)	(millions)	(%)	(millions)	(%)	(millions)	(%)
Active Investors by Channel
Ping An ecosystem	2.0	20.9	3.2	28.8	4.3	34.9	4.4	35.0
Online direct marketing	3.2	34.0	3.6	32.7	3.8	30.9	4.0	31.6
Member referral	4.2	45.1	4.2	38.2	4.2	33.8	4.2	33.4

Total	9.4	100.0	11.0	100.0	12.3	100.0	12.6	100.0

The following table shows average client assets per active investor by channel, excluding legacy products and investors who only held legacy products:

	As of December 31,			As of June 30,
	2017	2018	2019	2020
		(RMB)
Average Client Assets per Active Investor
Ping An ecosystem	20,534	24,455	23,800	32,228
Online direct marketing	17,792	19,183	23,611	30,387
Member referral	5,877	7,416	10,467	12,658

Our diversified investor acquisition channels and our ability to refine them through our operating experience have enabled us to source investors in an effective and efficient way.

Ping An Ecosystem

We leverage the Ping An ecosystem to source high quality investors. We pay referral fees to members of the Ping An ecosystem upfront on each purchase of products displayed on our platform by investors they referred. Investors sourced through the Ping An ecosystem typically invest more with our platform with average client assets per investor, excluding legacy products and investors who only held legacy products, of RMB32,228 (US$4,562) as of June 30, 2020. The synergy between our products and complementary product offerings within the Ping An ecosystem has enhanced customer loyalty for all parties.

Online Direct Marketing

Our online direct marketing reaches our targeted investors directly through online advertisements. For example, we advertise through search engines, mobile app stores, and direct links from websites of many companies in Ping An Group. We continually monitor the effectiveness of our online channels to identify the most cost efficient advertising channels and manage them efficiently.

Member Referral

Our platform investors are willing to refer their friends and family to our platform due to our ability to serve their investment demands and to develop deep relationships with them. Through our analysis of big data, we are able to identify our platform investors with affluent friends and family and we incentivize them to recommend our wealth management platform by offering them investment vouchers.

Investor Experience and Personalized Services

We offer our platform investors with seamless and customized investing experience, and we continuously improve the investing experience through technology. We widely use AI-based robots to optimize customer services. For the first six months in 2020, 85% of the inbound enquiries from investor were handled by our chatbot. We also rolled out drop-off chatbot where our AI robot will imitate outbound enquiry directly to solve the problem the investors may encounter during the investing experience. As a result, our investing completion rate, defined as the percentage of investors completing an investment among the investors browsing the product pages, improved by 14%.

Our effective engagement and interaction with our platform investors leads to higher customer stickiness and retention. For the six months ended June 30, 2020, the average number of visits on our platform per month per investor was approximately 16 visits for investor with client assets of RMB300,001 to RMB1,000,000, and approximately 30 visits for investor with client assets above RMB1,000,000. Our retention rate, which we define as the percentage of the active investors as of one year earlier who were still active investors at the end of that year, was 91.0% as of December 31, 2018 and 93.3% as of December 31, 2019. Our retention rate as of June 30, 2020, was 95.0%.

We offer the following services to make investing through our platform easier and more personalized.

LuFlex

LuFlex is a digitalized marketing and operation system that leverages our vast data, AI algorithms and proprietary technologies to facilitate the right product to the right customer at the right time, using the right form of contact.

Based on the vast amount of data that we have accumulated in close to a decade of operations, we have developed four categories of tags, namely, KYC (know your customer), KYP (know your product), content, and promotion. The massive data is then screened and categorized under the four tags. We have embedded an array of KYI (know your intention) models in LuFlex to analyze and ascertain a customer’s real-time intention and possible next-step action, such as the propensity to purchase certain wealth management products, viewing the latest financial market information, or planning for his or her portfolio.

We utilize multiple proprietary tools to better serve the investors’ individualized needs and assist them along their investment journey. This starts with the offline-to-online customer acquisition process, where LuFlex assists the direct marketer or channel partner with an outbound call robot and targeted marketing tools. During the investor onboarding process, LuFlex provides multi-dimensional user profiling to support KYC. During the browsing and product selection process, LuFlex provides the intelligent product matching engine that enables investors to find the products that best suit them, based on a combination of our KYC and KYP ratings and our KYI models. The intelligent product matching engine provides customers with personalized content and interface that match their purchasing habits and portfolio, in the form of different product layouts and tailored search results. Portfolio investment services help investors achieve and maintain the desired balance of risk and diversification on a portfolio level. “Smart robots” are applied in more than 2,000 scenarios and are capable of intent identification, sentiment analysis, multi-round dialog, and semantic error correction. LuFlex operates the automated operating platform that allows investors to manage their portfolios quickly and efficiently after making investments. It also pushes content to them in real time, including special risk alerts relating to their portfolio. Finally, LuFlex supports real-time customer services based on our proprietary customer retention models. Our customer services robot can use app push notifications, Weixin messages and text messages to interact with our customers, and a special relationship management tool facilitates communications between our customers and our customer service personnel.

In all, LuFlex plays an important role in our efforts to provide moment-to-moment personalized services to our customers and helps attract and retain customers.

Lufax APP

Our highly powerful and intelligent Lufax APP provides a one-stop technology-enabled platform for our customers. The images below illustrate the main interface and various sections for our Lufax App, to show how our AI-based one-click portfolio investment platform creates a simple investor user experience, tailored per customer attributes.

Personalized offer / content: On the “Wealth” section of our Lufax App, investors have the option either to choose the products identified by the robot or actively select the products they prefer. For the former, our platform can generate experience-based precise product recommendations matching the investor’s profile based on sophisticated KYC, KYP and KYI processes and on the individual investors’ risk appetite. For the latter, our platform shows a product mapping that demonstrate all the major products offered on the app across risks, returns and tenors so that investors themselves can choose. Throughout the whole process, investors are given fully transparent product disclosure, an easy interface for viewing historical performance, and a one-click procedure for making an investment. Every step, every click, every view is recorded by blockchain to ensure a monitored investment process.

Active market intelligence and user generated content interactions: On the “Discovery” section of our Lufax App, investors can get access to the latest market information and intelligence real time. They can also interact with others in the community through user generated comment including guidance and comments on investments.

Automated Portfolio Investment Tools

To help our platform investors develop diversified investing and to provide a personalized investment experience, our platform supports automated portfolio investment tools which construct tailored portfolios of products based on KYP and KYC ratings. Portfolio options are designed to accommodate different investment time horizons using a diversified set of products to optimize expected returns. Based on a broad set of product offerings on our platform and assisted by our automated investment and redemption features, these tools enable investors to diversify their investment strategies with one click. The automated portfolio investment tools facilitated RMB1.0 billion, RMB12.1 billion, RMB31.4 billion (US$4.4 billion) in transactions in 2017, 2018, and 2019, respectively and RMB29.5 billion (US$4.2 billion) in the first six months of 2020. As of June 30, 2020, these tools cumulatively facilitated RMB73.9 billion (US$10.5 billion) in transactions through portfolio investments. Total client assets invested through the automated portfolio investment tools were RMB0.6 billion, RMB6.9 billion and RMB16.4 billion (US$2.3 billion) as of December 31, 2017, 2018 and 2019, respectively, and RMB17.8 billion (US$2.5 billion) as of June 30, 2020. We believe these tools set the foundation for more personalized and convenient investor services and will help us capture a larger investor wallet share in the future. As of June 30, 2020, we facilitated the offering of 24 automated portfolios on our platform, with the average client assets invested in automated portfolio reached RMB73,457 (US$10,397), higher than the average client assets of investors who invested directly in non-money-market mutual fund products of RMB42,066 (US$5,954). Our platform investors tend to have a longer holding time for automated portfolio investments, with an average holding time of 191 days for past investors, compared to 120 days average holding time for past investors who invested in individual non-money-market mutual fund products. The average annualized take rate for mutual fund investors who invested in automated portfolio was 55bps as of June 30, 2020, higher than the average annualized rate of 44bps for those who didn’t invest in automated portfolio.

Wealth overview and AI robotic relationship management

Investors can have a holistic picture of their personal balance sheet and historical return from investment through the “My Account” section of the Lufax App. This is also where investors can choose to interact with “AskBob” AI robot customer representatives to enjoy consistent online and in-person recommendation.

Additional Services to High End Investors

We have differentiated services for different investors. We offer additional services to high end investors, including investors with client assets over RMB1,000,000 (US$141,541), to deepen our relationship with them and provide them with an incentive to increase the assets they invest through us. These investors enjoy a number of benefits not typically given to other retail investors, including preferred access to popular products or products with limited supply, access to dedicated online investor relationship managers with extensive knowledge and financial expertise and access to investment-related content. Compared to our other investors, our high end investors purchase a broader range of products and are more likely to have opened an integrated smart account with us.

Portfolio Tracking and Statements

We provide portfolio tracking and statement services that enable investors to view the status of all of their investments in one place. Our product partners continually feed us information on products of theirs whose sales we have facilitated on our platform. By purchasing through our platform, investors can track the overall performance of their investments, monitor their overall risk posture, and rebalance or refine their asset allocation despite having products from many different product partners originating from disparate platforms.

Special Risk Alerts

We alert investors about product risk based on big data analysis of both company specific data and broad market trends. An alert via phone will be sent to investors who are investing in relative risky products for the first time. Investors will also receive an alert from us at the time they make an investment if their investments are heavily concentrated in a single asset category or product.

Risk Management for Wealth Management

There are five elements in our risk management framework: KYC, KYP, risk matching, investor education and information disclosure.

Know Your Customer (KYC)

We believe an accurate understanding of investor risk tolerance is the foundation for facilitating suitable products to investors. In addition to our partners’ own KYC procedures, to better understand our platform investors’ risk tolerance, we as a platform have also developed proprietary data-driven KYC models to supplement traditional investor questionnaires. Combining the output of these models with the responses to our questionnaires, we assign each investor a risk rating ranging from C1 to C5, with C1 being the most risk-averse and C5 being the least so. Each investor is given opportunities three times per year to update their risk rating by recompleting the questionnaire or requesting a re-evaluation to reflect the change of their status. We also monitor and periodically update our platform investors’ risk rating through our analysis of investment behavior data. The following graph shows the distribution of the number of platform investors and client assets per platform investor by KYC risk rating as of June 30, 2020.

	Active Clients	Client Assets(1)
	(millions)	(RMB billions)	(% of total)
Client Numbers by Risk Tolerance
C1 and unrated	8.3	23.0	6.3
C2	2.3	69.5	19.1
C3	1.4	119.2	32.7
C4	0.6	83.0	22.8
C5	0.2	69.2	19.0

Total	12.8	364.0	100.0

(1)	Excludes stock and others

Our platform investors with higher risk ratings tend to have higher investible assets, as evidenced by higher average client assets per investor for C5 investors than C1 investors.

Know Your Product (KYP)

Our KYP system is a comprehensive, intelligent and data driven system which covers full product offerings and life cycles.

Risk Policies. We implement risk policies to ensure all departments comply with our risk management framework by setting clear rules, approval requirements and limits regarding our investment product providers, underlying assets, and asset classes.

Risk Ratings. We have built models to assign risk ratings to both investment products and their providers by considering variables such as the scale of assets under management, historical returns of assets managed, Sharp ratios, macroeconomic outlooks, product structure, investment strategy and ratings by third-party rating agencies. The risk ratings on our products range from R1 to R5, with R1 being the least risky and R5 being the most risky. These ratings will be disclosed to investors and used for investor assessment and product pricing. The following table shows the distribution of client assets by KYP risk rating as of June 30, 2020:

	Client Assets
	(RMB billions)	(% of total)
Client Assets by Risk Ratings
R1	128.5	34.3
R2	115.4	30.8
R3	37.9	10.1
R4	9.0	2.4
R5	5.6	1.5
Trust products(1)	30.1	8.0
Unrated(2)	48.2	12.9

Total	374.7	100.0

(1)	Certain trust products have a separate system of risk ratings with seven levels
(2)	Unrated products are primarily cash balance in accounts and stocks

Risk Monitoring. Our risk monitoring system tracks financial and non-financial metrics throughout the life of the investment product. If any risks are detected, it will alert our risk management team to conduct further due diligence, which will be reflected in the risk rating of the product and disclosed to investors.

Risk Matching

We are committed to reducing suitability-related risk by facilitating the right products to the right investors at the right time. Building upon our capability to accurately assess investors and products through our KYC and KYP systems, we have established an effective algorithm that automatically assesses investor risk tolerance and product ratings to ensure that proper products and portfolios are offered to suitable investors. Enabled by an automated risk-matching algorithm, the process guides and limits investors to invest in products or portfolios with comparable or lower risk ratings.

Our matching rules vary among products. For certain fixed-income products, investors can invest in products (i) with a risk rating up to their own risk rating and (ii) with risk ratings one level higher than their own if they confirm a risk alert. For example, a C2 investor can invest in products rated R1 or R2. The investor would be asked to confirm the pop-up risk alert for investing in products rated R3 and they would be restricted from investing in products rated R4 or R5. For other products offered on our platform, investors can invest provided they confirm a risk alert for any product with higher risk ratings than their own.

The contacts with customers are recorded and saved using blockchain technology and retained for use in suitability management. There is a permanent record to show that the investor has received and viewed the disclosure, acknowledged the risks in the investment, and affirmatively chosen to make the investment.

Information Disclosure

We believe that information disclosure is critical for investors to make a well informed investment. We endeavor to ensure transparent disclosure on our products and their underlying assets in a truthful, complete, accurate and timely manner.

We disclose the relevant KYP ratings to investors using a star system to show the relative risk level of a product. Based on information gathered through our KYP process, we will continuously update our ratings and disclose any material information or changes regarding the underlying assets.

Investor Education

We provide online investor education through easy-to-understand quizzes, learning games and investment scenario studies. Supported by technology, we make investment education more personalized, interesting and entertaining, and help investors grow their understanding of financial products and improve their investment capabilities.

INTEGRATED ACCOUNT

The integrated account serves as a single interface for all borrowers and investors on the platform. Within our apps, it provides customers with a single view of their transactions, interest payments, product holdings, investment performance, and analytics, to help them judge the performance and diversification of their investments.

The transactional elements of the integrated account are founded on two types of underlying accounts: a money market fund and a type II bank account. All customers bind an existing bank account to one or both of these accounts when purchasing products and services via our platform. The entire account binding and opening process takes just several minutes with anti-money laundering and anti-fraud models running in parallel. The account opening process also leverages facial and voice recognition technology to verify customer identities and utilizes this data for ongoing services on the platform.

Once the account is established, customers can select a number of automated functions to gain convenience in their financial management. These include setting automated monthly deductions from their payroll account to execute investments on the platform, enabling sweep functions so that idle funds always earn a return, setting automatic deductions to repay loans, establishing monthly investment programs to execute mutual fund purchases, and setting instructions to make monthly credit card, mortgage, and utilities payments. Customers can also set instructions to reserve for limited availability products and determine alerts they would like to receive when products hit certain performance triggers. Customer behavior within the integrated account feeds into our overall understanding of customers’ financial objectives and likely future intent.

The integrated account is a key feature page on the wealth management app. In addition to its transactional elements, the integrated account page is a key portal to stream AI-enabled product selections and value added services to investors. Through this portal, investors can review their KYC status, and understand how their asset allocation compares to model allocations and peers with similar profiles. Analysis, supported by AI chat bots, is provided on potential investment concentration risks and suggestions are offered on how to better achieve diversification and balance relative risk and return across asset classes. Also within this page are functions to review platform membership status and manage loyalty benefits that customers accumulate. More than half of product investments were initiated from the integrated account app page in 2019. In 2019, we achieved 93% retention of wealth management investors, where the integrated account played an important role in driving on-going customer engagement.

Given its importance, our strategies for the integrated account are dynamic and will continue to evolve. Plans are underway, subject to evolving open banking regulation, to provide customers with functionality to aggregate information for investment holdings held across financial institution partners connected to the platform. Additional efforts are being initiated for customers to create a convenient on-line repository for their housing certificates, insurance policies, tax status, and medical information, among other things. With customer consent, this repository will enable the platform to provide new smart tools and peer group comparisons to generate recommendations for long-term household financial planning. The goal of the integrated account is to cover both financial and life stage needs to better tailor recommendations, create greater customer value, and deepen the frequency and quality of customer relationships.

OUR TECHNOLOGY

We have developed our proprietary end-to-end system, which is robust and unique as it is powered by the most cutting-edge technologies and designed to support our comprehensive business model. Our end-to-end system covers the entire aspects of our operation and enables us to strengthen our product sourcing and facilitation capabilities, streamline our loan facilitation process, optimize customer experience and achieve economies of scale and operational efficiency. Designed for scalability and flexibility, our end-to-end system handles massive volumes of data required to evaluate a large number of customers, product providers and products profiles, facilitate loan transactions, facilitate to investors products that meet their needs, and monitor fund transfers, investment results and repayment activities. For example, we deploy biometric identification, natural language processing, and optical character recognition to eliminate some of the more onerous loan application procedures and simplify the process for borrowers to provide loan documentation. We believe it is best-in-class in China and not easily replicated.

Many of the advanced technologies that we use, such as facial and voice recognition technology for verifying customer identities, AI and machine learning algorithms, and the application of blockchain to suitability management, have been licensed from Ping An Group and OneConnect. This represents a tremendous savings in time and effort for us over developing these building blocks ourselves. We train these technologies using our own data and business scenarios to create our own proprietary applied technologies unique to our retail credit facilitation and online wealth management businesses.

Artificial Intelligence

Faster processor speeds, lower hardware costs, increasing sophisticated algorithms and the accumulation of high quality data have enabled us to adopt AI in more and more fields across our business. AI has helped us to reduce costs by increasing productivity and making decisions based on information that is too complex for a human to process. Our technology possesses leading artificial neural networks and by processing more examples from our over 15 years of through-cycle proprietary data, our neural network system evolves better and better over time. As a result we developed a deep learning model that could enable algorithms to powerfully analyze unstructured data for faster and cheaper credit scoring and quality loan assessments, precise marketing, custom-built intelligent customer service bots, pioneering regulatory compliance and various other business areas. Intelligent algorithms are able to spot anomalies and fraudulent information in a matter of seconds. The more we apply AI the more new use cases we find for it.

One of the key technologies here is natural language processing, which improves decision-making by analyzing large volumes of text and identifying key considerations affecting actions. For example, an ongoing AI-powered dialog in our underwriting process leads to a more comprehensive understanding of the applicant. Using an algorithmic approach, we apply data analysis to provide credit scores for individuals with “thin” credit files, using alternative data sources to review loan applications. Leveraging such technologies allows for faster and cheaper credit scoring and ultimately makes quality loan assessments accessible to a larger number of people.

Another AI use case is our custom-built intelligent customer service bots and systems, used to streamline large parts of tedious customer service process. These automatically follow up on customer application break-points and rout the applicant to the right department within our company.

Recently, we also introduced our latest pioneering regulatory technology, which focuses on making regulatory compliance more efficient and native to our core processes. The system uses natural language processing to cope with new regulations. To comply with these regulations, we apply AI-powered data analysis to build integrated risk and reporting systems. AI helps tackle regulatory quality issues, increasing the value of data to the authorities.

Data Science

Data technology is extensively used in the entire aspects of our operations, including KYC, KYP, anti-fraud and credit assessment, targeted marketing, product design and customer experience. We have invested significant resources in building up a petabyte-scale data platform, which covers a wide range of information pertinent to a customer’s profile and creditworthiness from a holistic perspective, particularly financial data that are more indicative of our customer’s financial strength and creditworthiness. We have accumulated over 15 years of through-cycle credit data, supplemented by access to Ping An ecosystem analytics and insights and access to enterprise data through external data providers, and our data-mining capabilities enable us to convert the originally unstructured data into structured data using deep learning and artificial intelligence techniques.

For example, through the application of deep learning and big data analytics, our platform supports automated portfolio investment tools that construct tailored investment portfolio options that match investors’ risk appetites and can achieve higher investment return through diversification and automated investments. Based on our platform investors’ investment behavior data, we also facilitate the offering of personalized investment products and services using automated algorithms and analytics, which significantly improve the conversion rate of our marketing activities. In addition, our data-driven anti-fraud model enable us to identify and screen out organized fraud attempts through graphic computation and machine learning algorithms. Furthermore, we have developed an AI-driven customer services information message system, which allows us to migrate our customer services from traditional telephone model to online interactive model and answer over 90% of our customers’ questions by machine, improving our operational efficiencies and customer experiences.

Blockchain

Blockchain is an open, distributed ledger that stores transaction data in a verifiable and immutable way, enabling parties to conduct business with each other on a single, unified system. We use our blockchain technology, built using the Ping An ecosystem’s FiMAX architecture, to accomplish suitability management and transparent disclosure as well as to record interactions with investors on our platform to ensure full traceability in case of complaints or disputes. The FiMAX architecture supports enterprise-grade blockchain development in addressing the challenges that arise using different parties’ encrypted data in ways that maintain the integrity of each user’s encryption. Combining FiMAX’s patented crypto-controlled data-sharing algorithm and per-field encryption technologies, we believe that FiMAX is one of the first technology platforms in the industry to achieve data connectivity while retaining various users’ data encryption—features that are critical for real life applications in the financial services industry.

Stable and Scalable Cloud-based Infrastructure

Our platform is built on cloud-native infrastructure supplied by Ping An Cloud. Ping An Cloud is an industry-wide cloud computing platform of Ping An Group in China, providing enterprises with a full range of cloud services from Infrastructure as a Service (IaaS), Platform as a Service (PaaS) to Software as a Service (SaaS). In addition to products, it also provides customized solutions combined with business scenarios as well as reliable and stable technical support. Ping An Cloud provides us with computing services, storage, server and bandwidth. We maintain redundancy through a real-time multi-layer data backup system to ensure the reliability of our network. Cloud-native flexibility enables us to deliver financial services with fast and seamless digital experience.

Our platform adopts modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functioning of other components. This advanced architecture gives us increased flexibility in adding or removing modules, and it speeds up the deployment of new capabilities, features and functionalities.

Our technology has built-in software and hardware redundancy. Our platform is built on distributed computing architecture so that a single point of failure does not cause the entire system to fail. Combined with our modular architecture, this makes our platform both highly stable and easily scalable.

Research and Development

Since our inception, we have cultivated a culture of innovation and invested significantly in technology. We have a research and development department of over 1,500 engineers and scientists who have extensive working experience in China’s internet and financial institution industries. Benefiting from the diversified background and expertise of our technology team, we have built our system infrastructure on the highest standards of both the internet and financial institutions industries.

Multilevel Security

We are committed to maintaining a secure online platform, as data protection and privacy are critical to our business. We have developed our propriety security system, covering entire aspects of our operation and use a variety of techniques to protect our customer’s data. We rely on multiple layers of network segregation using firewalls to protect against attacks or unauthorized access. We also employ proprietary technologies to protect our users. For example, if we suspect that a user’s account or a transaction may have been compromised, we may use micro expression, facial recognition or voice recognition to validate that the person accessing the account or authorizing the transaction is the actual account holder. We also use automated data tiering technology to store our users’ data to ensure safety and for any transmission of sensitive user information, we use data encryption to ensure confidentiality. Our security system has been certified by ISO27001 standard and PRC national level III security protection standard.

INTELLECTUAL PROPERTY

We strongly emphasize the establishment, application, administration and protection of intellectual property rights. Through research, development and application in our ordinary course of business, we have obtained various intellectual property rights, including for our Shanghai Lufax mobile application and for our Lu.com domain name, which offer enormous value to our businesses.

We regard our patents, copyrights, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on patent, copyright, trademark, and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of June 30, 2020, we had registered 43 patents with the PRC State Intellectual Property Office in China and 186 software copyrights with the PRC National Copyright Administration. We had 207 registered domain names and 279 registered trademarks as of the same date.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Moreover, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

See “Risk Factors—Risks Relating to Our Business—We may not be able to prevent others from making unauthorized use of our intellectual property, which could harm our business and competitive position” and “Risk Factors—Risks Relating to Our Business—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

COMPETITION

We compete primarily with online-only TechFin platforms backed by major internet companies, such as Ant Financial and Tencent Licaitong, and to a lesser extent with traditional financial institutions, such as banks, which are focused on retail lending or wealth management. Online-only TechFin platforms refers to competitors that originate from services offered by a technology company, rather than a financial institution, so they tend to compete with us in segments of the market that are more amenable to purely technological solutions and do not necessarily require strong financial expertise. Banks may compete with us or cooperate with us as funding partners or wealth management product providers.

Our retail credit facilitation business occupies a large and deep market that we believe presents high barriers to entry to most of the larger competitors in the financial services space. Traditional financial institutions have low funding costs and well-known brands, but not all of them have the necessary skills, data and technology to fully address the needs of small business owners. Online-only TechFin platforms backed by major internet companies have their own customer ecosystems, strong technological capability and the ability to deliver good online customer experience, but they lack the financial data and financial services capability to price credit risk appropriately. Many traditional banks and online-only TechFin platforms outsource their collection functions, which reduces their ability to manage risk in their portfolios, particularly at larger ticket sizes or at challenging points in the credit cycle. Smaller independent online-only TechFin platforms lack the credibility and support of a major backer, the role that Ping An plays for us.

Our wealth management business likewise takes aim at a large and deep market that is underserved by offline and online competitors alike, namely, China’s large and growing middle class and affluent population. These segments of the population are not wealthy enough to qualify for private banking services at the traditional banks or offline wealth management advisors, but they need enough personalized services to guide them to the right product at the right time, which can only be accomplished in a cost-efficient manner by leveraging technology in a way that is informed by experience. Many commercial banks offer their products mainly through higher-cost offline account managers who have limited wealth management expertise and lack specialized suitability management tools, and online-only TechFin platforms typically only offer some basic wealth management products.

Some of our larger competitors have significant financial resources to support heavy spending on sales and marketing and to provide more services to customers. We believe that our ability to compete effectively for borrowers and investors depends on many factors, including the variety of our products, user experience on our platform, effectiveness of our risk management, our partnership with third parties, our marketing and selling efforts and the strength and reputation of our brand.

Furthermore, as our business continues to grow rapidly, we face significant competition for highly skilled personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and add additional highly skilled employees.

EMPLOYEES

We had 84,830 full-time employees as of June 30, 2020, as compared with 84,647 full-time employees as of December 31, 2019, 77,642 full-time employees as of December 31, 2018 and 69,237 full-time employees as of December 31, 2017.

The following table sets forth the numbers of our employees categorized by function as of June 30, 2020.

	Number of Employees	Percentage
Sales and marketing, retail credit facilitation	66,081	77.9
Direct sales	56,764	66.9
Channel management	5,078	6.0
Online sales	4,239	5.0
Sales and marketing, wealth management	619	0.7
Credit assessment	2,619	3.1
Post-origination services	9,567	11.3
General and administrative	4,325	5.1
Technology and research	1,252	1.5
Operations	74	0.1
Other	293	0.3

Total	84,830	100.0

The following table sets forth the number of our employees by geography as of June 30, 2020.

	Number of Employees	Percentage
Guangdong	10,006	11.8
Jiangsu	8,644	10.2
Shanghai	6,974	8.2
Shandong	5,886	6.9
Henan	4,511	5.3
Sichuan	4,437	5.2
Hubei	4,212	5.0
Anhui	4,105	4.8
Hebei	4,100	4.8
Zhejiang	3,007	3.5
Other	28,948	34.1

Total	84,830	100.0

Our success depends on our ability to attract, retain and motivate qualified personnel, including personnel from both the finance and technology industries. As part of our retention strategy, we offer employees competitive salaries, performance-based cash bonuses, incentive share grants and other incentives. Our management recognizes the importance of realizing personal values for our employees and promotes a transparent appraisal system for all our employees seeking career advancement across different business departments. Our appraisal system provides the basis for making human resource decisions such as base compensation, bonuses, career promotion and employee share incentive grants. In order to maintain a competitive edge, we will continue to focus on attracting and retaining qualified professionals by providing an incentive-based and market-driven compensation structure that rewards performance and results.

We primarily recruit our employees through recruitment agencies, on-campus job fairs, industry referrals, internal referrals and online channels. In addition to on-the-job training, we regularly provide management, financial, technology, regulatory and other training to our employees by internally sourced speakers or externally hired consultants. Our employees may also attend external training with the approval of their supervisor.

As required by PRC laws and regulations, we participate in housing fund and various employee social security plans that are organized by the regional government authorities, including housing, pension, medical, work-related injury, maternity insurance and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accident insurance coverage for our employees.

To date, we have not experienced any labor strikes or other material labor disputes that have affected our operations. We believe that we have a good relationship with our employees.

FACILITIES

We are headquartered in Shanghai. We have 695 offices in China and another 4 offices in Hong Kong, Singapore, and Indonesia. The following table sets forth a summary of our facilities as of June 30, 2020:

	Number of Facilities	Aggregate Size (m2)
Shanghai	27	96,581
Guangdong	90	82,696
Jiangsu	62	59,664
Sichuan	35	56,868
Shandong	36	45,014
Henan	31	32,338
Anhui	22	28,149
Hubei	26	27,715
Zhejiang	49	26,653
Hebei	25	23,566
Other	296	216,230

Total	699	695,473

We lease our premises under lease agreements. The lease terms vary from three months to six years. Much of our system hardware is hosted in leased facilities located in Shanghai, Shenzhen and Hebei that are operated by our IT staff. We also maintain a real-time backup system and a remote backup system at separate facilities also located in Shanghai, Shenzhen and Hebei. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

INSURANCE

We maintain major insurance coverage for areas such as office buildings and facilities, equipment and materials, and losses due to fire, flood and other natural disasters. We believe our insurance coverage is adequate and in line with the commercial practice of industries we operate.

While a significant portion of our loan products carry credit guarantee insurance provided by third parties, the insurance premiums are paid by the borrower as part of the cost of the loan, and we are not obligated to pay any of the premiums.

LEGAL PROCEEDINGS

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATION

This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities in the PRC, Singapore and Hong Kong and our shareholders’ rights to receive dividends and other distributions from us.

PRC Regulations

We operate in an increasingly complex legal and regulatory environment. We are subject to a variety of PRC and foreign laws, rules and regulations across numerous aspects of our business. This section sets forth a summary of the principal PRC laws, judicial interpretations, rules and regulations relevant to our business and operations in the PRC.

Regulations Relating to Foreign Investment

The establishment, operation and management of corporate entities in the PRC, including foreign-invested companies, are subject to the Company Law, which was issued by the Standing Committee of the National People’s Congress, or the NPC Standing Committee, and was last amended on October 26, 2018. Unless otherwise provided in the PRC’s foreign investment laws, the provisions of the Company Law shall prevail.

Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalog of Industries in which Foreign Investment is Encouraged (2019 edition) and the Special Administrative Measures for Foreign Investment Access (Negative List 2020), or the 2020 Negative List. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the 2020 Negative List. Industries not listed in the 2020 Negative List are generally open to foreign investments unless specifically restricted by other applicable Chinese regulations. Under the 2020 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%.

The establishment procedures, filing and approval procedures, registered capital requirements, foreign exchange restrictions, accounting practices, taxation, and labor matters of a wholly foreign-owned enterprise are governed by the Foreign Investment Law, which took effect on January 1, 2020. It replaced most laws and regulations previously governing foreign investment in the PRC. The Company Law and the Partnership Enterprise Law of the PRC generally govern the organization of a foreign invested enterprise.

The Foreign Investment Law mainly stipulates four forms of foreign investments: (a) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within PRC; (b) a foreign investor acquires stock shares, equity shares, interests in assets, or other like rights and interests of an enterprise within PRC; (c) a foreign investor, individually or collectively with other investors, invests in a new project within the PRC; and (d) foreign investors invest in the PRC through any other methods under laws, administrative regulations, or provisions prescribed by the State Council of the PRC. It does not mention the relevant concept and regulatory regime of consolidated affiliated entities structures and uncertainties still exist in relation to its interpretation and implementation.

Under the Foreign Investment Law, foreign investment is accorded pre-admission national treatment, which means that treatment given to foreign investors and their investments shall not be less favorable than those given to domestic investors and their investments, except where a foreign investment falls under the 2020 Negative List. It also provides several protective rules and principles for foreign investors and their investments in the PRC, including foreign investors’ funds being freely transferred out and into the territory of the PRC through the entire life cycle from the entry to the exit of foreign investment, a comprehensive system to guarantee fair competition among foreign-invested enterprises and domestic enterprises to be established, and prohibition of the state to expropriate any foreign investment except under special circumstances.

In addition, the Foreign Investment Law subjects foreign investors and foreign-invested enterprises to legal liabilities for failing to report their investment information in accordance with the requirements of an information reporting system to be established. It also provides that foreign invested enterprises established according to the previous laws regulating foreign investment before the Foreign Investment Law came into effect may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law. This means that foreign invested enterprises may be required to adjust their structure and corporate governance in accordance with the PRC Company Law and other laws and regulations governing the corporate governance.

On December 26, 2019, the State Council promulgated the Implementation Regulations for the Foreign Investment Law, which became effective on January 1, 2020. The Implementation Regulations for the Foreign Investment Law emphasizes the promotion of foreign investment, refined specific measures, and also replaced various previous laws and regulations. On December 26, 2019, the Supreme People’s Court issued an Interpretation on Several Issues Concerning the Application of the Foreign Investment law of the PRC, which also came into effect on January 1, 2020. The interpretation applies to any contractual dispute arising from the acquisition of relevant rights and interests by a foreign investor through gift, division of property, merger of enterprises, division of enterprises, etc. On December 30, 2019, the Ministry of Commerce and the State Administration for Market Regulation jointly issued the Measures on Reporting of Foreign Investment Information, which replaced the existing filing and approval procedures regarding the establishment and change of foreign-invested companies. On December 31, 2019, the Ministry of Commerce issued the Announcement on Matters Relating to Foreign Investment Information Reporting which emphasized the information reporting requirements provided by the Measures on Reporting of Foreign Investment Information, and stipulated the forms for information reporting.

Regulations Relating to Value-Added Telecommunication Services

The Telecommunications Regulations of the PRC, which was issued by the State Council in 2000 and last amended on February 6, 2016, provides the general framework for the provision of telecommunication services by PRC companies. It requires a telecommunication service provider in China to obtain an operating license from the MIIT or its provincial branch prior to commencement of operations.

The Telecommunications Regulations of the PRC categorize telecommunication services in China as either basic telecommunications services or value-added telecommunications services. According to the Catalog of Telecommunications Business, attached to the Telecommunications Regulations and issued by the MIIT in 2015 and last amended on June 6, 2019, online data processing, transaction processing and information services provided via fixed network, mobile network and internet are value-added telecommunication services.

On July 3, 2017, the MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, which took effect on September 1, 2017. It sets forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining the licenses and the administration and supervision of these licenses. Operators are required to submit an application within the prescribed period to the original permit-issuing authority with respect to changes in the business scope or the operating entity resulting from shareholder changes or the merger and division of the company as prescribed under relevant regulations.

Regulations on Foreign Investment in Value-Added Telecommunications

Foreign direct investment in telecommunications companies in China is governed by the Administrative Rules on Foreign-invested Telecommunications Enterprises, which was issued by the State Council in 2001 and last amended on February 6, 2016. It provides that a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China shall not exceed 50%. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a good track record and experience in providing these services. However, the 2020 Negative List provides that foreign investors may hold 100% equity interest in e-commerce, domestic multi-party communications, data collection and transmission services and call centers.

The MIIT’s Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued on July 13, 2006, requires foreign investors to set up foreign-invested enterprises and obtain a license for value-added telecommunications services. It prohibits domestic companies holding value-added telecommunications services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct this type of businesses in China. In addition to restricting dealings with foreign investors, it contains a number of detailed requirements applicable to operators of value-added telecommunications services, including that operators or their shareholders must legally own the domain names and trademarks used in their daily operations and each operator must possess the necessary facilities for its approved business operations and maintain its facilities in the regions covered by its license. The MIIT or its provincial counterpart has the power to require corrective actions after discovering any non-compliance by operators, and where operators fail to take those steps, the MIIT or its provincial counterpart can revoke the value-added telecommunications services license.

Regulations on Internet Information Services

The Administrative Measures on Internet Information Services, which was issued by the State Council in 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. Pursuant to the these measures, “internet information services” are defined as services that provide information to online users through the internet. These measures require internet information services operators to obtain an internet content provider license, or ICP license, from the relevant government authorities before engaging in any commercial internet information services operations in China. Internet information services operators operating non-commercial internet information services are required to complete the relevant filing procedures.

In addition, internet information service providers are required to monitor their websites to ensure that they do not contain content prohibited by law or regulation. The PRC government may require corrective actions to address non-compliance by ICP license holders or revoke their ICP license for serious violations. Furthermore, the MIIT Circular on Regulating the Use of Domain Names in Internet Information Services, issued on November 27, 2017 and came into effect on January 1, 2018, requires internet information service providers to register and own the domain names they use in providing internet information services. Our consolidated affiliated entities and their subsidiaries hold licenses for value-added telecommunications services covering online data processing and transaction processing business and internet information services. Shanghai Lujiazui International Financial Asset Exchange Co., Ltd. is applying for the renewal of an ICP license.

Regulations on Mobile Internet Application Information Services

On June 28, 2016, the Cyberspace Administration of China issued the Administrative Provisions on Mobile Internet Application Information Services, which took effect on August 1, 2016. It requires internet information service providers who provide information services through mobile internet applications, in other words apps, to authenticate the identity of the registered users, establish procedures for protection of user information, establish procedures for information content censorship and management, ensure that users are given adequate information concerning an app and are able to choose whether an App is installed and whether or not to use an installed App and its functions and keep records of users’ logs for 60 days. If an internet information service provider violates these regulations, mobile app stores through which it distributes its apps may issue warnings, suspend the release of its apps, or terminate the sale of its apps, and/or report the violations to governmental authorities.

Under the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which took effect on July 1, 2017, the internet information service provider is also required to ensure that an app, as well as its ancillary resource files, configuration files and user data, can be conveniently uninstalled by its users, unless it is a basic function software (i.e., software that supports the normal functioning of hardware and operating system of a mobile smart device).

The MIIT issued the Notice on the Further Special Rectification of Apps Infringing upon Users’ Personal Rights and Interests, or the Further Rectification Notice, on July 22, 2020. The Further Rectification Notice requires that certain conducts of app service providers should be inspected, including, among others, (i) collecting personal information without the user’s consent, collecting or using personal information beyond the necessary scope of providing services, and forcing users to receive advertisements; (ii) requesting user’s permission in a compulsory and frequent manner, or frequently launching third-parties apps; and (iii) deceiving and misleading users into downloading apps or providing personal information. The Further Rectification Notice also set forth that the period for the regulatory specific inspection on apps and that the MIIT will order the non-compliant entities to modify their business within five business days, or otherwise to make public announcement to remove the apps from the app stores and impose other administrative penalties.

Regulations Relating to Retail Credit Facilitation

Regulations on Loans

The PRC Contract Law, which will be repealed by the Civil Code of the PRC on January 1, 2021, requires that the interest rates charged under a loan agreement must not violate applicable provisions of the PRC laws and regulations. The PRC Contract Law also provides that the interest shall not be deducted from the proceeds of the loan in advance, and if the interest is deducted from the proceeds in advance, the loan shall be repaid and the interest shall be calculated based on the actual loan amount.

The Interim Measures for the Administration of Private Loans was issued by the China Banking Regulatory Commission, or CBRC, on February 12, 2010, which provides that lenders shall not issue private loans without specified purposes. In addition, lenders shall only entrust certain part of loan investigation to qualified third-party companies and shall not entrust the whole process of loan investigation to third-party companies.

The Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court, which came into effect on September 1, 2015, or the 2015 Judicial Interpretation, which provides that agreements between lenders and borrowers on loans with interest rates below 24% per annum are valid and enforceable. As to the loans with interest rates per annum between 24% (exclusive) and 36% (inclusive), if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the excess interest payment. If the annual interest rate of a private loan is higher than 36%, the agreement on the excess part of the interest is invalid, and if the borrower requests the lender to return the part of interest exceeding 36% of the annual interest that has been paid, the courts will support such requests. In addition, on August 4, 2017, the Supreme People’s Court issued the Several Opinions on Further Strengthening the Judicial Work in the Finance Sector, which provides, among others, that (i) if the total amount of interest, compounded interest, default interest and other fees charged by a lender under a loan contract substantially exceeds the actual loss of such lender, the request by the debtor under such loan contract to reduce or to adjust the part of the aforementioned fees exceeding the amount accrued at an annual rate of 24% will be upheld; and (ii) in the context of peer-to-peer lending disputes, if the online lending information intermediaries and lenders circumvent the statutory limit of the interest rate by charging intermediary fees, such fees shall be deemed invalid.

On August 20, 2020, the Supreme People’s Court issued the Decision on Amending the Provisions of the Supreme People’s Court on Several Issues the Application of Law in the Trial of Private Lending Cases, or the Judicial Interpretation Amendment, which amended several provisions of the 2015 Judicial Interpretation including the upper limit of judicial protection for private lending interest rates. The Judicial Interpretation

Amendment provides that where the lender requests the borrower to pay interest in accordance with the interest rate agreed upon in the agreement, the people’s court shall support such request, except where the interest rate agreed by both parties exceeds four times of the one-year Loan Prime Rate at the time of the establishment of the agreement, or the Quadruple LPR Limit. The one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center which was authorized by the PBOC, on the 20th of each month since August 20, 2019. According to the Judicial Interpretation Amendment, the upper limit of interest rates of 24% and 36% provided in the 2015 Judicial Interpretation, are replaced by the Quadruple LPR Limit. Moreover, if the lender and the borrower agree on both the overdue interest rate and the liquidated damages or other fees, the lender may choose to claim any or all of them, but the portion in total exceeding the Quadruple LPR Limit shall not be supported by the people’s court. The Judicial Interpretation Amendment applies to new first-instance cases of private lending disputes accepted by the People’s Court after the implementation of the Judicial Interpretation Amendment on August 20, 2020. If the lending occurred before August 20, 2019, the upper limit of the protected interest rate can be determined by referring to four times of the one-year Loan Prime Rate at the time of the plaintiff’s filing of lawsuit.

Circular 141 provides that institutions or third-party agencies shall not conducting loan collection by means of violence, intimidation, insult, defamation, harassment or other illegal methods. In case of violation, the relevant authorities, depending on the severity of the circumstances, may suspend such entity’s business, order rectification, reprimand such entity, reject its filing procedures, or terminate its business qualification. In addition, the relevant authority may order any website or platform operator to suspend its business, if such website or platform operator helped the entity to conduct business in violation of laws or regulations.

The Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security and the Ministry of Justice jointly issued the Notice on Promulgating the Opinions on Several Issues concerning the Handling of Criminal Cases of Illegal Lending on July 12, 2019, which came into effect on October 21, 2019. It clarifies the standards for the determination of whether the illegal lending activity constitutes the crime of illegal business operations. It provides that it will be convicted of the crime of illegal business operations and punished in accordance with Item 4 of Article 225 of the Criminal Law, if it meets all of the following criteria: (i) without the approval of the regulatory authorities or beyond the business scope, for the purpose of making profits, frequently granting loans to non-specific objects of the society which disturbs the order of the financial market, (ii) having been deemed as a “serious circumstance”. “Frequently granting loans to non-specific objects of the society” shall refer to lending to non-specific several persons (including entities and individuals) in the name of loans or in any other name for more than 10 times within two years. If the repayment period is extended after the maturity of the loan, the number of times the loan is granted shall be counted as once.

On July 12, 2020, the Interim Measures for the Administration of Online Loans by Commercial Banks came into effect. While they apply to commercial banks, consumer finance companies and auto finance companies directly, they also require them to strengthen loan cooperation management, which would affect the institutions cooperating with them to develop internet loan businesses, and their existing business models. Pursuant to these interim measures, commercial banks shall evaluate their cooperation agencies and implement list management. Commercial banks shall not accept direct and disguised credit enhancement services from unqualified cooperation agencies, nor entrust third-party collection agencies with illegal records. The interim measures also provide that, except for cooperating institutions that jointly provide loans, commercial banks shall not entrust the cooperating institutions to perform key operations, such as loan issuance, loan principal and interest recovery, and stopping of loan payment. Pursuant to the interim measures, commercial banks shall independently carry out risk assessment and credit approval for the loans they fund, and take primary responsibility for post-loan management. Commercial banks shall not entrust third-party institutions with records of violent collection or other illegal records to collect loans. The CBIRC and its local branches shall evaluate the reports and relevant materials submitted by commercial banks, and key assessment factors include independent control of credit approval procedures, contract signing and other core risk management procedures of commercial banks.

On July 22, 2020, the Supreme People’s Court and the NDRC jointly released the Opinions on Providing Judicial Services and Safeguards for Accelerating the Improvement of the Socialist Market Economic System for

the New Era, or the Opinions. The Opinions set out that if the interest and fees, including compound interests, penalty interests and liquid damages, claimed by one party to the loan contract exceed the upper limit under judicial protection, the claim will not be supported by the court, and if the parties to the loan disguise the financing cost in an attempt to circumvent the upper limit, the rights and obligations of all parties to the loan will be determined by the actual loan relationship. In addition, the Opinions indicate that the relevant governmental authorities should promptly revise and improve the judicial interpretation of the legal issues for private lending trial cases and significantly reduce the upper limit of private lending rates under judicial protection. The timetable and other details of the regulatory revisions proposed by the Opinions remain uncertain.

Regulations Relating to Microloan Companies

Pursuant to the Guiding Opinions on the Pilot Operation of Microloan Companies, which were jointly promulgated by the CBRC and the People’s Bank of China on May 4, 2008, if a provincial government determines a competent department to be responsible for the supervision and administration of microloan companies and the regulation of risks associated with microloan companies, such provincial government may carry out the pilot operation of microloan companies within such province. The Guiding Opinions on the Pilot Operation of Microloan Companies further provided that when granting loans, microloan companies are required to adhere to the principle of “small sum and decentralization.” The balance of loans granted by a microloan company to a same borrower cannot exceed 5% of the net capital of the company. Microloan companies are required to operate on the market-oriented principle. The loan interest ceiling is floating but cannot exceed the ceiling prescribed by the judicatory authority, and the loan interest floor is required to be 0.9 times the loan base interest rate published by the People’s Bank of China. The specific floating range is required to be determined independently according to the market principles.

On November 21, 2017, the Rectification Office issued the Notice on the Immediate Suspension of Approvals for the Establishment of Online Microloan Companies, which provides that the regulatory authorities for microloan companies shall not grant any approval of establishment of online microloan companies, or grant any approval for existed microloan companies to conducting business across the provinces.

Circular 141 requires the relevant regulatory authorities to suspend the approval of the establishment of online microloan companies and the approval of any microloan business across provinces. Circular 141 also specifies that online microloan companies shall not provide campus loans, shall suspend the funding of online microloans with no specific scenario or no designated purpose, and gradually reduce the outstanding amount of such loans and take rectification measures. Furthermore, according to Circular 141, microloan companies that have exceeded the required threshold of certain caps or ratios shall stipulate plans to reduce the business scale and comply the threshold within a time limitation. In case of violation, the relevant authorities, depending on the severity of the circumstances, may suspend such microloan company’s business, order rectification, reprimand such company, reject its filing procedures, or terminate its business qualification. In addition, the relevant authority may order any website or platform operator to suspend its business, if such website or platform operator helped the entity to conduct business in violation of laws or regulations.

On December 8, 2017, the Notice on Specific Rectification Implementation Measures for Risk of Online Microloan Businesses of Microloan Companies, or Circular 56, was issued, which defines “online microloans” as microloans provided through the internet by online microloan companies controlled by internet companies. The features of online microloans include online borrower acquisition, credit assessment based on the online information collected from business operation and internet consumption, as well as loan application, approval and funding made through online procedures. Circular 141 requires all relevant regulatory authorities of microloan companies to suspend the approval of the establishment of any online microloan companies and the approval of any microloan business conducted across provinces. It aims to investigate the legal compliance of microloan business carried out by microloan companies through internet, and focus on remediation of microloan companies without the qualification of online lending operation or lending business. There are 11 key areas of investigation and renovation: (i) strict management of the authority of examination and approval;

(ii) reexamination of the online microloan management qualifications; (iii) equity management; (iv) on-balance sheet financing; (v) asset securitization and other financing; (vi) integrated actual interest rate; (vii) the behavior of loan management and collection; (viii) the scope of the loan; (ix) business cooperation; (x) information security; and (xi) illegal operation.

In addition, consistent with the Guidance on the Guiding Opinions on the Pilot Operation of Microloan Companies and the Circular 141, Circular 56 emphasize several aspects where inspection and rectification measures must be carried out for the online microloans industry, which include, among others, (i) the microloan companies shall be approved by the local authorities in accordance with the applicable regulations promulgated by the State Council, and the approved online microloan companies in violation of any regulatory requirements shall be re-examined; (ii) qualification requirements to conduct online microloan business (including the qualification of shareholders, sources of borrowers, internet scenario and the digital risk-management technology); (iii) whether the “integrated actual interest” (namely the aggregated borrowing costs charged to borrowers in the form of interest and various fees) are annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court and, whether any interest, handling fee, management fee or deposit are deducted from the principal of loans provided to the borrowers in advance; (iv) whether microloan companies cooperate with internet platforms without relevant website registration or telecommunication business license to offer microloans and whether microloan companies cooperate with institutions with no lending qualification to offer loans or provide funds to such institutions for them to offer loans, and with respect to the loan business conducted in cooperation with third-party institutions, whether the online microloan companies outsource their core business (including the credit assessment and risk control), or accept any credit enhancement services provided by any third-party institutions with no guarantee qualification; or whether any applicable third-party institution collects any interest or fees from the borrowers; and (v) whether entities that conduct online microloans business have obtained relevant approval or license for lending business. It also sets forth that all related institutions shall be subject to inspection and investigation before the end of January 2018. Depending on the results, different measures will be taken on the institutions that need rectification before the end of March 2018, including: (i) for institutions that hold online microloan licenses but do not meet the qualification requirements to conduct online microloan business, their online microloan licenses shall be revoked and such institutions will be prohibited from conducting loan business outside the administrative jurisdiction of their respective approved authorities; and (ii) for institutions holding online microloan licenses that meet the qualification requirements to conduct online microloan business but were found not in compliance with other requirements, such as the requirements on the integrated actual interest rate, the scope of loans and cooperation with third-party institutions, such institutions shall take rectification measures within a certain period specified by the local authorities, and in the event that the rectification measures do not meet the local authorities’ requirements, such institutions shall be subject to several sanctions, including revocation of their online microloan licenses and to cease their business operations.

On September 16, 2020, the CBIRC issued the Notice on Strengthening the Supervision and Management of Microloan Companies, or Circular 86. Circular 86 aims to regulate the operation of microloan companies, prevent and resolve relevant risks, promote the healthy growth of the microloan industry. Circular 86 stipulates the following requirements with respect to the microloan companies, including without limitation: (i) the financing balance of the microloan company funding by bank loans, shareholder loans and other nonstandard financing instruments shall not exceed such company’s net assets; (ii) the financing balance of the microloan company funding by issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets; (iii) the balance of loans offered to one borrower shall not exceed 10% of the net assets of the microloan company, and the balance of loans offered to one borrower and such borrower’s related parties shall not exceed 15% of the net assets of the microloan company; (iv) microloan companies are prohibited from upfront deduction of interest, commission fees, management fees or deposits from loans by microloan companies before they are released to the borrowers, and if microloan companies has deducted any upfront fees in violation of rules and regulations, the borrower will only need to repay the actual loan amount after the exclusion of the interests and fees deducted, and the loan’s interest rate shall be calculated accordingly; (v) microloan companies shall conduct business in the administrative area at the county level where the company is domiciled in principle, except as otherwise provided for the operation of online microloan business; and (vi) the microloan companies and third-party loan collection agencies entrusted shall not collect loans by violence, threats of violence, or other ways that intentionally cause harm, infringe personal freedom, illegally occupy property, or interfere with day-to-day life through insulting, slandering, harassing, or disseminating private personal information, or other illegal methods. The local financial regulatory authorities may further lower the ratio caps in (i) and (ii) in accordance with regulatory requirements.

Regulations on Hunan, Chongqing and Shenzhen Microloan Companies

On June 26, 2009, Hunan Municipality released Hunan’s Promotion of Pilot Operation of Microloan Companies, which sets forth certain requirements for setting up a microloan company, and stipulates that microloan companies shall not absorb public deposits or illegally raise funds in any way. On August 17, 2009, Hunan Municipality issued Measures for Supervision and Management of Microloan Companies in Hunan Province (Trial), which further stipulates the requirements for setting up a microloan company. It sets forth that the balance of loans to the same borrower shall not exceed 5% of the net capital of the microloan company, and the single loan granted to the same borrower by the microloan company shall not exceed 1% of its net capital. According to the Implementation Opinions of the Financial Office of the Hunan Provincial People’s Government on Promoting the Sustainable and Healthy Development of Microloan Companies, issued on March 8, 2017, the financing capital of a microloan company shall not exceed 300% of its net capital.

The principal laws governing Chongqing microloan companies are the Interim Measures for the Administration of Pilot Operation of Chongqing Microloan Companies, effective on August 1, 2008, and Supervision Guidelines on the Internet Loan Business of Chongqing Microloan Companies (Trial), issued on December 25, 2015. The Chongqing Municipal Finance Office is responsible for the examination and approval of microloan companies in Chongqing. Upon approval, microloan companies may conduct the following businesses: (i) granting loans; (ii) discounted note business; and (iii) asset transfer. The balance of loans to the same borrower shall not exceed 5% of the net capital of the microloan company, and the upper limit of the balance for the borrower which is the group enterprise is 15% of the net capital of the microloan company. The upper limit of the loan interest rate is 4 times the benchmark interest rate of loans announced by the People’s Bank of China, and the lower limit is 0.9 times the benchmark interest rate of loans announced by the People’s Bank of China. According to the Interim Measures for the Financing Supervision of Chongqing Microloan Companies, issued on June 4, 2012, the financing balance of a microloan company in Chongqing shall not exceed 230% of its net capital.

The principal law governing Shenzhen microloan companies is the Administrative Rules of Shenzhen Microloan Companies (Trial), issued by Shenzhen Government on September 3, 2011. It stipulates several conditions for the sponsors of microloan companies. Microloan companies are encouraged to focus on providing credit services to SMEs, individual industrial and commercial households, and individual entrepreneurs. The use of microloans shall follow the principle of small and decentralized, the balance of loans to the same borrower shall not exceed 5% of the net capital of the microloan company, and the upper limit of the balance for the same borrower is RMB5 million. The upper limit of the loan interest rate shall not exceed the upper limit prescribed by national policies and relevant regulations, and the lower limit is 0.9 times the benchmark interest rate of loans announced by the People’s Bank of China. According to the Notice on Shenzhen Microloan Companies Launching Innovation Business, issued on February 20, 2014, the total proportion of funds incorporated through external compliant channels (including interbank borrowing) shall not exceed 200% of the company’s net assets in the previous year.

Notice on the Pilot of the Financing Innovation of Shenzhen Microloan Companies was issued on February 20, 2014, which stipulates that the microloan companies could finance from banks, Qianhai equity trading exchange, Qianhai financial assets exchange and other approved platforms. The total funds financed through the external compliance channels into the proportion of (including interbank lending) shall not exceed 200% of the company’s annual net assets, and the proportion of lending capital through interbank placements shall not exceed 30% of the net assets of the previous year.

Regulations Relating to Financing Guarantee Companies

The Tentative Measures for the Administration of Financing Guarantee Companies were jointly promulgated by the CBRC, NDRC, MIIT, Ministry of Finance, Ministry of Commerce, the People’s Bank of China, and the State Administration for Market Regulation on March 8, 2010, which stipulated the registered capital, business scope, operating rules, risk control and supervision of financing guarantee companies, and also provided that the outstanding balance of financing guarantee liabilities of the financing guarantee company shall not exceed 10 times of its net assets. The State Council released the Regulation on Financing Guarantee Companies, effective from October 1, 2017, to further clarify various regulatory indicators. Financing guarantee shall mean the activities where a guarantor provides guarantee for debt financing such as borrowings or debentures of a debtor. According to such regulation, any entity without a qualified license to engage in financing guarantee business will be ordered to suspend its operation and subject to a fine between RMB 500,000 and RMB 1 million, and its relevant illegal income will be confiscated accordingly. In addition, if the outstanding balance of financing guarantee liabilities of the financing guarantee company does not meet the requirements pursuant to the aforementioned rules, it will be ordered to make timely rectification. If the company fail to make rectification in a timely manner, a fine of between RMB100,000 and RMB500,000 will be imposed, and the illegal income will be confiscated. Such a company may be ordered to suspend its business for rectification, and, under serious circumstances, its license for financing guarantee business may be revoked.

The Notice on Issuing Four Supporting Systems for the Regulations on the Supervision and Administration of Financing Guarantee Companies was jointly promulgated by the CBRC, the NDRC, the MIIT, the Ministry of Finance, the Ministry of Agriculture and Rural Affairs and the People’s Bank of China on April 2, 2018, which includes the Administrative Measures on Financing Guarantee Business Permits, the Measures on the Measurement of the Balance of Financing Guarantee Liability, Administrative Measures on the Asset Proportion of Financing Guarantee Companies and Guidelines for Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies. In the case of establishment, merger, division or capital reduction, a financing guarantee company shall have its financing guarantee business permit issued or replaced upon approval of the regulatory body.

There are also other regulations governing the financing guarantee industry, including but not limited to the Notice on Issuing the Guidelines for Administration of Financing Guarantee Institutions Business License, the Notice on Issuing the Guidelines for Information Disclosure of Financing Guarantee Companies, the Notice on Issuing the Guidelines for Internal Control of Financing Guarantee Companies, and the Notice on Issuing the Guidelines for the Corporate Governance of Financing Guarantee Companies.

The Notice on the Promulgation of Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, jointly promulgated by the CIBRC, the NDRC, the MIIT, the Ministry of Commerce, the People’s Bank of China, the Ministry of Housing and Urban-Rural Development, the Ministry of Agriculture and Rural Affairs, and the State Administration for Market Regulation on October 9, 2019, stipulates that all local regulatory departments shall conduct a comprehensive investigation, and strictly carry out the license supervision of institutions that actually operate financing guarantee business. In addition, regulatory departments shall effectively manage the standardization of the names of financing guarantee companies within their respective jurisdictions in concert with market regulatory departments. Where the balance of a single guarantee amount is no more than RMB5 million and the guaranteed person is a micro or small enterprise, the weight of loan guarantee business is 75%; where the balance of a single guarantee amount is no more than RMB2 million and the guaranteed person is a peasant household, the weight of loan guarantee business is 75%; the weight of housing property guarantee business for supporting residents to purchase houses is 30%. For companies engaging in financing guarantee business without the financing guarantee business operation license, the relevant authority will order them to close down and settle the legacy business properly.

On July 14, 2020, the CBIRC issued the Guidelines for Off-Site Supervision of Financing Guarantee Companies, or the Off-Site Supervision Guidelines, which took effect on September 1, 2020. The Off-Site

Supervision Guidelines stipulate the guidelines for the competent regulatory authorities to continuously analyze and evaluate the risk of financing guarantee companies and the financing guarantee industry, by way of collecting report data and other internal and external data of the financing guarantee companies and by carrying out corresponding measures. Pursuant to the Off-Site Supervision Guidelines, financing guarantee companies shall establish and implement an off-site supervision information report system and submit related data and non-data information in accordance with the requirements of the competent regulatory authorities. The Off-Site Supervision Guidelines note that the corporate governance, internal control, risk management capabilities, guarantee business, associated guarantee risks, asset quality, liquidity indicators and investment conditions of financing guarantee companies shall be the key areas for the off-site supervision.

Regulations on Credit Guarantee Insurance

The Interim Measures for Regulating the Credit Guarantee Insurance were issued by the China Insurance Regulatory Commission, or CIRC, on July 11, 2017 to regulate the business operation of the credit guarantee insurance. It was repealed by the Measures for Regulating the Credit Insurance and Guaranty Insurance issued by the CBIRC on May 8, 2020. Pursuant to these measures, “financial credit guarantee business” refers to the credit guarantee business in which insurance companies provide insurance protection for the performance of credit risks of financing contracts such as borrowing and financing leases. Insurance companies shall not outsource credit risk review and credit management businesses to third-party partners, and shall not underwrite financial credit guarantee business in which the interest rates of loans exceed regulatory upper limit. Insurance companies shall strengthen the supervision and management of the operation activities of cooperative institutions, the head office shall formulate a unified template for cooperation agreements to clarify the rights and obligations of both parties, insurance companies shall make clear requirements in terms of access, evaluation, withdrawal, and complaints according to the characteristics and risks of different cooperative institutions. The Notice of the General Office of China Banking and Insurance Regulatory Commission on Relevant Issues Concerning Further Strengthening and Improving the Product Supervision of Property Insurance Companies, effective from March 1, 2020, stipulates that the credit insurance and guarantee insurance products over one year are required to compete the record-filing instead of approval procedure.

On September 14, 2020, the CBIRC issued the Notice of Guidelines for Pre-guarantee Management and Post-guarantee Management of Financing Credit Insurance Business, which provides that insurance companies shall conduct risk supervision on cooperative institutions when they engage in a credit insurance marketing business through such cooperative institutions. If cooperative institutions induce the borrowers to change the purpose of loans, conceal the use of capital, guide customers to make malicious complaints, or conduct false promotion for expanding insurance liability, the insurance companies shall promptly impose punishment measures on such cooperative institutions according to their cooperative agreements and the requirements under the cooperative management system.

Regulations Relating to Cash Loans

Circular 141 describes “cash loans” as loans that are unrelated to the circumstances of their use, with no designated use for the loan proceeds, no limitation for the borrower groups and no collateral for the loans. The description of a cash loan under Circular 141 is vague and subject to further regulatory interpretation. Circular 141 sets forth various prohibitions and obligations on banking financial institutions participating in “cash loan” businesses, including that: (i) banking financial institutions shall not provide any unlicensed institutions in any form with the funds to be used for lending, or grant loans together with such institutions; (ii) with respect to a lending business conducted in collaboration with a third party institution, outsourcing of the core business (including the credit assessment and risk control) is prohibited, and any credit enhancement service, whether or not in a disguised form (including the commitment to bear the risk of default), provided by any third-party institutions without guarantee qualification are also prohibited, and (iii) banking financial institutions must require and ensure that such third-party institutions do not collect any interest or fees from the borrowers.

Regulations Relating to Wealth Management Business

The People’s Bank of China, the CSRC, the CBIRC and SAFE issued the Guideline on Asset Management Business of Financial Institutions, or the New Asset Management Guidelines, on April 27, 2018, which stipulates that financial institutions shall independently manage an asset management product, build separate account books and make separate accounting and also prescribes that financial institutions shall not provide any direct or indirect, explicit or implicit guarantee or repurchase commitment for any non-standardized creditor’s equity or equity asset invested by the asset management products. Furthermore, it proposes the definition and classification of the asset management and asset management products, qualification requirements for non-financial institutions carrying out management, information disclosure and transparency standard, investment scope of asset management products, rigid payment regulatory requirements, unified debt requirements and leverage requirements, eliminating multi-layer nesting and limiting channel services, and intelligent investment advisors.

Further, the New Asset Management Guidelines divides the investors of asset management products into two categories, namely non-specific social public and qualified investors. A qualified investor is a natural person or a legal person who has the corresponding risk identification ability and risk-taking ability, and invests in a single asset management product which is not less than a certain amount and meets the following requirements:

(1)

the financial assets of the family are not less than RMB5 million, or in the last three years, the average annual income of the family is not less than RMB400,000, and has more than two years of investment experience;

(2)	the net assets are not less than RMB10 million at the end of the previous year;

(3)	other cases of qualified investors recognized by the financial supervision and administration authorities.

The amount invested by a qualified investor in a single fixed income product shall be not less than RMB300,000, and the amount invested in a single mixed product shall be not less than RMB400,000. The amount invested in a single equity product, a single commodity and a financial derivative product shall be not less than RMB1 million. If the qualified investors invest in different products at the same time, the amount of the investment is carried out in accordance with the highest standard.

The Notice on Further Regulating Financial Marketing and Publicity Activities was issued jointly by the People’s Bank of China, CBIRC, CSRC and SAFE and came into effect on January 25, 2020. Financial marketing and publicity activities refer to the activities in which business operators of financial products or financial services publicize and promote financial products or financial services with various publicity tools or methods. Entities which have not obtained the corresponding financial business license shall not carry out marketing and publicity activities relating to the financial business. However, the information release platform, media, etc., which have been entrusted by business operators of financial products or financial services that have obtained financial business license, are entitled to carry out financial marketing and publicity activities for them. In the event that a business operator violates the relevant provisions but the circumstance is minor, it may be required to have an interview with the regulatory authority for admonishment and reminding of the risks, and to make corrections within a time limit. In case of failure to make corrections or its activities infringing upon the legitimate rights and interests of financial consumers, the business operator may be ordered to suspend the financial marketing and publicity activities.

Regulations Relating to Private Investment Funds

The Securities Investment Fund Law of PRC, issued by the NPC Standing Committee in 2003 and amended on April 24, 2015, governs the administration and supervision of securities investment funds, which includes private investment funds. In addition, private investment funds are regulated by rules and regulations enacted by the CSRC, and the Asset Management Association of China, or the AMAC.

The CSRC issued the Interim Measures for the Supervision and Administration of Private Investment Funds on August 21, 2014. Under the Interim Measures, “private investment funds” are investment funds established by raising capitals from qualified investors in a non-public manner within the territory of the PRC. The Interim Measures contains provisions relating to fund manager registration, private fund record keeping and filing requirements, qualified investor systems, regulations on fund raising by private funds, industry self-regulation, and the supervision and administration measures of private investment funds.

As for qualified investor system, qualified investor of a private equity fund means a corporate or individual investor that has the relevant risk identification ability and risk appetite, invests RMB1 million or more in a single private equity fund and comply with the following relevant criteria: (1) being a corporation that has a net asset of not less than RMB10 million; (2) being an individual that has financial assets of not less than RMB3 million or has an average annual income of not less than RMB500,000 for the past three years. The following investors are deemed as qualified investors: (1) the National Social Security Fund, pension funds (such as companies’ annuities) and social welfare funds (such as charity funds); (2) investment scheme established according to the relevant law and registered with the AMAC; (3) managers and practitioners of private equity funds who also invest in the private equity funds managed by themselves; and (4) other investors stipulated by the CSRC.

According to the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (Trial) issued by the AMAC and took effect on February 7, 2014, the Administration Measures for the Fund Raising of Private Investment Funds, effective from July 15, 2016, only two kinds of institutions are qualified to conduct fund raising for private investment funds: (a) private fund managers registered with the AMAC (only applicable when raising funds for the funds established and managed by themselves); and (b) fund distributors with a fund distribution license who are AMAC members in case of authorization of such private fund managers. In addition, the Measures set forth detailed procedures for fund raising, and require fund management service providers to comply with certain anti-money laundering requirements.

On December 7, 2018, the AMAC released the Notice for Private Fund Manager Registration, which set further requirements for the registration and ongoing compliance matters for private fund managers. On December 23, 2019, the AMAC issued the Notice Regarding the Filing Procedure for Private Investment Funds, which clarifies the procedural requirements upon the completion of fund raising by private investment funds and specifies the scope of material issues to be filed with the AMAC.

Regulations Relating to Internet Finance

On July 14, 2015, ten PRC regulatory agencies, including the People’s Bank of China, MIIT, the CBRC, and other relevant government authorities, promulgated the Guidelines on Promoting the Sound Development of Internet Finance, or the Internet Finance Guidelines. The Internet Finance Guidelines defines the internet finance as a new financial business model whereby traditional financial institutions and internet enterprises use internet technology and information and communications technology to provide loans, payments, investments and information intermediary services.

On April 14, 2016, Promulgation of Implementation Plan for the Special Rectification regarding Internet Insurance Risks was jointly issued by the People’s Bank of China, CIRC, CSRC and other authorities. It provides that any internet company conducting asset management business shall be ordered by the competent authority to rectify, if any of the following issues occur: (i) the licensed financial institutions entrusting internet companies without the license for sale of financial products to sell them; (ii) the internet companies without any asset management business qualifications, conducting online asset management business; or (iii) the internet companies without any financial licenses, conducting cross-border online financial activities (except for the peer-to-peer, equity crowdfunding, internet insurance, third-party payment, asset management business).

On June 30, 2017, the Internet Finance Office issued the Notice on the Clean-up and Reorganization of Illegal Business in Cooperation with Internet Platforms and Various Trading Venues, which stipulates that the supervision of the internet platform and trading venues shall order internet platforms within the jurisdiction to stop illegal business before July 15, 2017 and properly resolve any illegal stock business.

The Office of the Leading Group of Special Rectification of Internet Financial Risks, or the Rectification Office, issued the Notice on Increasing the Strengthening of the Asset Management Business Remediation and the Acceptance Work via the Internet on March 28, 2018, or Circular 29. Under the Circular 29, non-financial institutions are not allowed to issue or sell asset management products, except as otherwise stipulated. An asset management business conducted through the internet is subject to the oversight of financial regulatory authorities and the relevant licensing requirements. Any public issuance or sale of asset management products through the internet would be deemed as a financing business and the relevant asset management approvals, licenses or permits are required to conduct such business. Any entities, including internet asset management platforms, are not allowed to publicly raise funds through “directed commission plans,” “directed financing plans,” “wealth management plans,” “asset management plans,” “transfers of right to earnings” or similar products, or to act as an agent for any type of trading exchanges to sell asset management products without permission.

Regulations Relating to Fund-Raising

The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council, which was amended in January 2011, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007, explicitly prohibit illegal public fund-raising. The main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities, (ii) promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time, and (iii) using a legitimate form to disguise the unlawful purpose. The Supreme People’s Court, the Supreme People’s Procuratorate, and the Ministry of Public Security jointly released the Opinions on Several Issues Concerning Criminal Cases of Illegal Fund Raising on January 30, 2019, to further clarify the issues regarding illegal public fund-raising.

Regulations on Sales of Money Market Funds

According to the Administrative Measures on Supervision of Money Market Funds, which was issued by the CSRC and the People’s Bank of China and became effective on February 1, 2016, money market fund refers to a fund invested in money market instruments and authorized to subscribe for and redeem fund shares on each trading day. No person may engage in the fund sales promotion, share offering, subscription, redemption or other related activities without relevant fund sales business qualifications granted by CSRC. According to the Guidelines of the CSRC and the People’s Bank of China on Further Regulating the Internet Sales and Redemption of Money Market Funds, which came into effect on June 1, 2018, unlicensed institutions are prohibited from retaining investor fund sales information. When fund managers, fund sales agencies and internet companies cooperate to conduct online sales of MMFs, certain information shall be disclosed in a conspicuous way to the investors. Besides duties under the Money Market Funds Measures, fund sales agencies are concurrently required by the Administrative Measures for the Sale of Securities Investment Funds to file with relevant governmental authorities certain information in connection with their online sale of securities investment funds, including MMFs.

Regulations Relating to Peer-to-Peer Products

Historically, we facilitated the offering of peer-to-peer products, though we stopped doing so in August 2019. We treat peer-to-peer products as legacy products, which will have run off of our platform by 2022. Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the industry. However, the interpretation and implementation of some of these laws and regulations remain uncertain and may be subject to further detailed guidance to be promulgated by the regulators.

The Internet Finance Guidelines defines peer-to-peer lending and borrowing as direct loans between lenders and borrowers through an online platform, which shall be governed by the Contract Law of the PRC, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. The Contract Law of the PRC, and the General Principles of the Civil Law of the PRC, will be repealed by the Civil Code of the PRC on January 1, 2021, and the Civil Code of the PRC integrates the rules and guidelines set forth by the Contract Law, the General Principles of the Civil Law, the General Provisions of the Civil Law and other basic civil laws of the PRC. The Civil Code of the PRC will build the foundation of developing the civil and commercial legal regime in China. On April 12, 2016, the General Office of the State Council issued the Circular on Issuing the Implementation Plan of the Special Rectification of Internet Financial Risks, which, among other things, sets forth certain principles for online lending information intermediaries, including the requirements that they shall not set up capital pools or provide loans, finance for themselves, promise repayment of principal and interest, or engage in offline marketing. On April 13, 2016, the CBRC issued the Circular on Issuing the Implementation Plan of the Special Rectification of Peer-to-Peer Lending Risks to further specify certain criteria and principles for the rectification and regulating of online lending information intermediaries. On August 17, 2016, the CBRC, the MIIT and other relevant government authorities issued the Provisional Measures for Administration of Business Activities of Internet Lending Information Intermediaries, setting out a legal framework for the entire peer-to-peer lending industry. It categorizes online lending information intermediaries as financial information intermediary institutions that are engaged in peer-to-peer lending information intermediary services and provide borrowers and lenders with information collection, information publication, credit assessment, information exchange, loan facilitation and other intermediary services mainly through the internet.

In accordance with these regulations, an online lending information intermediary shall make a filing with the competent local financial regulatory authority. On October 28, 2016, the CBRC, the State Administration for Market Regulation and the MIIT jointly released the Notice on the Promulgation of Guidelines for Administration of Record-filing of Peer-to-Peer Lending Information Intermediaries, which provides specific implementation rules in relation to the filing and registration requirements set out under the Provisional Measures for Administration of Business Activities of Internet Lending Information Intermediaries. Pursuant to it, a newly established online lending information intermediary is required to make a filing with the local financial regulatory authority within ten business days after it obtains a business license, while the online lending information intermediaries established and started to conduct business prior to the promulgation of the Record-filing Guidelines shall apply for record-filing after completion of risk rectifications in accordance with relevant arrangement under the Peer-to-Peer Implementation Plan. On December 8, 2017, the Notice on Effectively Conducting the special rectification and acceptance of peer-to-peer online lending risks was released, which provides further clarification on several matters regarding the rectification and record-filing of online lending information intermediaries and sets forth certain requirements.

Pursuant to the aforementioned regulations, an online lending information intermediary shall not be in violation of the relevant rules before it can qualify for the record-filing. Intermediaries that provide online lending information services shall not engage in certain activities, including, among others, (i) holding investors’ fund or setting up capital pools with investors’ fund, (ii) providing security or guarantee to investors as to the principals and returns of the investment, (iii) issuing or selling any wealth management products, (iv) splitting the terms of any financing project, and (v) promoting its financial products on physical premises. The intermediaries are also required to set up custody accounts with qualified banks to hold user funds. Any violation of the Provisional Measures for Administration of Business Activities of Internet Lending Information Intermediaries by an online lending information intermediary may lead to certain penalties as determined by applicable laws and regulations.

Under the Notice on the Regulation and Rectification of the “Cash Loan” Business, or Circular 141, issued on December 1, 2017 and the Notice on Further Strengthening the Regulation and Management Work of Campus Online Lending Business issued in May 2017 by the CBRC, the General Office of the Ministry of Education and Ministry of Human Resources and Social Security, an online lending information intermediary shall not provide the loan-matching service for on-campus students or other borrowers having no source of income or debt-paying ability.

On August 13, 2018, the Notice on Conducting Compliance Inspection of Peer-to-Peer Online Lending Information Intermediaries and the Checklist of Issues for Compliance Inspection of Online Lending Information Intermediaries were issued, which emphasize the issues the compliance inspection will focus on. The compliance inspection shall be carried at three levels as follows: (i) the self-inspection carried out by the online lending information intermediary itself; (ii) the self-discipline inspection carried out by a local internet finance association or competent intermediary and/or the National Internet Finance Association of China; and (iii) the administrative verification carried out by the provincial online lending rectification office on the basis of the self-inspection and self-discipline inspection abovementioned.

On December 19, 2018, the Notice on the Classification and Disposal of Online Lending Institutions and Risk Prevention was promulgated, which provides that online lending information intermediaries shall be classified into the following two categories according to their risk profiles: (i) institutions with exposed risks, and (ii) institutions without exposed risks, which are further classified as non-operating institutions, small-scale institutions, high-risk institutions and normal operating institutions. With respect to the normal operating institutions, the relevant governmental authorities shall require the institutions to strictly limit balance of loans and number of lenders and shall assess the risk profiles of such institutions regularly and adjust their classifications in a timely manner if necessary.

In accordance with the relevant news publicly reported, on January 23, 2019, the PRC government issued the Notice on Further Implementing the Compliance Inspection and Follow-up Work of Peer-to-Peer Online Lending, which requires that all lending platforms have to strictly follow the “triple reductions” policy, namely, to reduce the total outstanding lending capital, reduce the total number of borrowers, and reduce the total number of investors. If a platform fails to follow the triple reduction policy, its operations will be forced to cease until the platform is in full compliance. We have timely responded to aforementioned requirements.

The Pilot Work Plan on Conditional Filing for Online Lending Information Intermediaries was released on April 8, 2019, which stipulates that the filing will continue, and clarifies the time schedule and overall goal. In accordance with the relevant news publicly reported, on November 28, 2019, the Guiding Opinions on the Pilot Transformation of Online Lending Information Intermediaries into Microloan Companies was promulgated, which provides that some qualified online lending information intermediaries and online loan institutions can be transformed into microloan companies.

Regulations Relating to Consumer Finance Companies

The Measures for the Pilot Management of Consumer Finance Companies, issued by the CBRC in 2013, stipulates the conditions for the investor of the consumer finance company, its business scope, and operating rules. The Measures for the Implementation of Administrative Licensing Matters for Non-Banking Financial Institutions, which was most recently amended on March 23, 2020, further stipulates the establishment of shareholder qualifications and other matters.

With the approval of the CBIRC, consumer finance companies may conduct some or all of the following Renminbi businesses: (i) disbursement of consumer loans to individuals; (ii) acceptance of deposits from a shareholder’s subsidiary in China and shareholders in China; (iii) taking loans from financial institutions in China; (iv) issuance of financial bonds upon approval; (v) interbank borrowings in China; (vi) advisory and agency businesses related to consumer finance; (vii) sale of insurance products relating to consumer loans in the capacity of an agent; (viii) investments in fixed-returns securities; and any other businesses approved by the CBIRC. The establishment, change, termination of a consumer finance company, and administrative licensing procedures for approval of appointment qualifications of directors and senior management personnel shall comply with the relevant provisions of the CBIRC.

Regulations Relating to Trading Exchanges

On November 11, 2011, the State Council issued Decision of the State Council on Sorting Out and Rectifying Various Trading Venues to Effectively Prevent Financial Risks, according to which, all the trading exchanges engaging in transactions of property rights, works of culture and art, forward transactions of bulk commodities and other similar transactions, or the trading exchanges with the word “exchange” in their names must report their names to corresponding provincial governments for approval, unless otherwise approved by the State Council or the financial regulatory department under the State Council. The governments at the provincial level supervise the trading exchanges and firms within their jurisdictions, while the State Council supervises the trading exchanges and firms that had received approval for establishment from it.

On July 12, 2012, the general office of the State Council issued the Implementation Opinions on Sorting Out and Rectifying Various Trading Venues to further regulate various trading exchanges established with approval from provincial or other local governments. Each of the provincial governments shall conduct inspection of trading exchanges within its jurisdiction. Exchanges that are not in compliance may be banned from launching new products, be ordered to make rectification or even be shut down. Trading exchanges are prohibited to carry out the following activities: (i) split the equity into equal shares for public offering; (ii) conduct the transaction in a centralized manner; (iii) the rights and interests be continuously listed and traded in accordance with standardized trading units; (iv) the total number of equity holders exceed 200; (v) standardized contract transactions be conducted in a centralized transaction; (vi) trading exchanges be established to engage in insurance, credit, gold and other financial product transactions without the approval of the relevant financial management department of the State Council, and other trading exchanges engage in insurance, credit, or gold financial product transactions.

The Rectification Office of CSRC issued the Notice of Cleaning Up and Rectifying Trading Exchanges in the Early Stage of “Looking Back” on March 16, 2017, and which emphasized the rules provided by the Decision of the State Council on Sorting Out and Rectifying Various Trading Venues to Effectively Prevent Financial Risks and the Implementation Opinions on Sorting Out and Rectifying Various Trading Venues.

On June 30, 2017, the Notice on the Rectification of Internet Platforms and Various Trading Exchanges to Engage in Illegal Businesses was released by the Rectification Office. It requires no increase in cooperating with various trading exchanges to carry out illegal business by July 15, 2017. In the meanwhile, the internet platforms shall cooperate with the trading exchanges to properly resolve stock violation business.

On November 1, 2018, the Opinions on the Proper Disposal of the Problems and Risks Left by Local Trading Exchanges was issued by the Inter-Ministerial Joint Meeting on Sorting Out and Rectifying Various Trading Venues, which further emphasized the requirements and methods to continuously sort out the stock risks properly.

Regulations Relating to Internet Advertising

The main regulations governing internet advertising include the Advertising Law of the PRC, which was recently amended on October 26, 2018, and the Interim Measures for Administration of Internet Advertising which was issued by the State Administration for Market Regulation in 2016. Pursuant to these regulations, internet advertisers are responsible for the authenticity of the content of advertisements. The identity, administrative license, cited information and other certificates that advertisers are required to obtain in publishing internet advertisements shall be true and valid. Internet advertisements shall be distinguishable and prominently marked as “advertisements” in order to enable consumers to identify them as advertisements. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission. The Internet Advertising Measures also impose several restrictions on the forms of advertisements and activities used in advertising. “Internet advertising” refers to commercial advertisements that directly or indirectly promote goods or services through websites, web pages, internet applications or other internet media in various forms, including texts, pictures, audio clips and videos. Where internet advertisements are not identifiable and marked as “advertisements”, a fine of not more than RMB100,000 may be imposed on the advertisers in accordance with Advertising Law. A fine ranging from RMB5,000 to RMB30,000 may be imposed on the advertisers for any failure to provide a prominently marked “CLOSE” button to ensure “one-click closure”. Advertisers who induce users to click on the content of advertisements by fraudulent means or without permission, attach advertisements or advertising links in the emails shall be imposed a fine ranging from RMB10,000 to RMB30,000.

Regulations Relating to Anti-Money Laundering

The Anti-money Laundering Law of the PRC was promulgated by the NPC Standing Committee in 2006 and effective since January 1, 2007. It sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment and improvement of various systems for client identification, retention of clients’ identification information and transactions records, and large transaction and suspicious transaction reporting. Pursuant to the PRC Anti-money Laundering Law, financial institutions subject to the Anti-money Laundering Law include banks, postal saving institutions, credit unions, trust investment companies, securities companies, futures brokerage companies, insurance companies and other financial institutions determined and announced by the anti-money laundering administrative authority of the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be formulated jointly by the anti-money laundering administrative authority and other relevant departments of State Council. The People’s Bank of China and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and designated non-financial institutions, such as insurance brokerage companies, insurance agencies and payment institutions. The list of the non-financial institutions subject to anti-money laundering obligations has not been promulgated yet.

Furthermore, the Internet Finance Guidelines requires internet financial actors to comply with certain anti-money laundering requirements, including taking measures to recognize the identity of customers, monitoring and reporting of suspicious transactions, preservation of customer information and transaction records, and provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters.

The Administrative Measures for Anti-Money Laundering and Counter-Terrorism Financing by Internet Financial Service Agencies (Trial) was jointly promulgated by the People’s Bank of China, the CBIRC and the CSRC and came into effect on January 1, 2019. It specifies the anti-money laundering obligations of internet finance service agencies and regulate that the internet finance service agencies shall (i) adopt continuous customer identification measures; (ii) implement the system for reporting large-value or suspicious transactions; (iii) conduct real-time monitoring of the lists of listed terrorist organizations and terrorists; and (iv) properly keep the information, data and materials such as customer identification and suspicious transaction reports.

We have implemented various policies and procedures, including internal controls and “know-your-customer” procedures, aimed at preventing money laundering and terrorism financing. See “Risk Factors—Risks Relating to Our Business—We may be subject to domestic and overseas anti-money laundering and anti-terrorist financing laws and regulations and any failure by us, funding partners or payment agents to comply with such laws and regulations could damage our reputation, expose us to significant penalties, and decrease our income and profitability.”

Regulations Relating to Blockchain

The Administrative Regulations on Blockchain Information Services, which was issued by the State Internet Information Office and took effect on February 15, 2019, regulates information services provided to the public through internet sites, applications and other means based on blockchain technology or systems. It set forth regulations relating to content security management, record keeping and filing, technical conditions, real identity information authentication, security assessment and information security risks rectification application to blockchain information service providers. Penalties for violating the regulations include warnings, suspension of business, fines, and criminal liability.

According to the Announcement of the Instructions regarding the Safety Assessment Clauses of the Regulations on the Management of Blockchain Information Services issued by the State Internet Information Office on August 9, 2019, enterprises conducting blockchain information services are required to carry out safety assessment measures, such as entrusting qualified assessment agencies to conduct safety assessments or conducting self-assessment of safety risks on blockchain information services, and such enterprises are required to submit the relevant assessment reports to the relevant authorities.

Regulations Relating to Consumers Rights and Interests Protection

The Consumers Rights and Interests Protection Law of the PRC, which released by the NPC Standing Committee on October 25, 2013, provides the general regulatory principles and rules regarding consumers rights and interests protection in the PRC. According to the Consumers Rights and Interests Protection Law of the PRC, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services.

On November 8, 2019, the Notice of the Supreme People’s Court on Issuing the Minutes of the National Court Work Conference for Civil and Commercial Trials was issued, which provides guidance for the people’s courts at all levels in civil and commercial trials. For the trial of cases involving disputes over protection of financial consumers’ rights and interests, the Minutes emphasize that issuers and sellers of financial products as well as suppliers of financial services shall assume appropriate obligation, which refers to the obligation to know customers and products and to sell or provide appropriate products or services to financial consumers in the process of promoting or selling bank wealth management products, insurance investment products, trust wealth management products, collective wealth management plans of securities companies, shares of leveraged funds, options and other off-exchange derivatives and other high-risk financial products to financial consumers, as well as the obligation to provide services to financial consumers during the process of their participation in high-risk investment activities such as securities margin trading, new third board, growth enterprise board and futures. The Minutes further stipulate the liability where the issuer or seller of a financial product fails to fulfill its suitability obligation, leading to any loss to the financial consumer in the process of purchasing the financial product. In case a financial service supplier fails to perform suitability obligations, causing losses to financial consumers after accepting financial services relating to high-risk level investments, the financial consumer may request the financial service provider to bear compensation liability.

Regulations Relating to Information Security and Privacy Protection

Regulations on Information Security

In recent years, PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from abuse or unauthorized disclosure. Pursuant to the Decision on the Maintenance of Internet Security issued by the NPC Standing Committee in 2000 and amended on August 27, 2009, persons may be subject to criminal liabilities in China for any attempt to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights and other activities prohibited by relevant laws and regulations.

The Administration Measures on the Security Protection of Computer Information Network with International Connections, issued by the Ministry of Public Security and last amended in 2011, prohibits using the internet in ways that result in a leak of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers and relevant local security bureaus may also have jurisdiction. If a value-added-telecommunications service license holder violates these measures, the government of the PRC may revoke its value-added-telecommunications service license and shut down its websites.

The Cyber Security Law of the PRC was promulgated by the NPC Standing Committee and took effect on June 1, 2017. Pursuant to it, network operators must comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks must take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. Network operator shall not collect personal information that is irrelevant to the services it provides or collect or use the personal information in violation of the provisions of laws or agreements between both parties. The Regulations on Cyber Security Supervision and Inspection of Public Security Organs, which was issued by the Ministry of Public Security and came into effect on November 1, 2018, is an important basis for the Public Security Bureau to strengthen the enforcement of the Cyber Security Law.

Pursuant to the Ninth Amendment to the Criminal Law issued by the NPC Standing Committee in 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses rectification orders is subject to criminal penalty for (i) any dissemination of illegal information in large scale, (ii) any severe effect due to leakage of the client’s information, (iii) any serious loss of criminal evidence, or (iv) other severe situation. The amendment also states that any individual or entity that (i) sells or provides personal information to others that violates applicable law, or (ii) steals or illegally obtains any personal information, is subject to criminal penalty for severe violations. The Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which took effect on June 1, 2017. It clarifies several concepts regarding the crime of “infringement of citizens’ personal information,” including “citizen’s personal information,” “provision,” and “unlawful acquisition.”

In addition, the General Provisions of the Civil Law of the PRC, which was issued by the NPC Standing Committee and came into effect on October 1, 2017, requires personal information of individuals to be protected. Any organization or individual requiring personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process, or transmit such personal information, or illegally buy, sell, provide, or publish such personal information. The General Provisions of the Civil Law of the PRC will be repealed by the Civil Code of the PRC, which was issued by the National People’s Congress on May 28, 2020 and will take effect from January 1, 2021.

Pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon Users’ Personal Rights and Interests, which was issued by the MIIT on October 31, 2019. The Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which was jointly issued by the Supreme People’s Court and the Supreme People’s Procuratorate and came into effect on November 1, 2019, further clarifies the meaning of internet service provider and the severe situations of the relevant crimes.

The Guidelines for Internet Personal Information Security Protection, issued by the Ministry of Public Security and came into effect on April 10, 2019, provide guidelines by internet service providers to carry out measures for personal information protection. These are non-binding standards and guidelines applicable to personal information holders, including both the enterprises that provide services via the internet and organizations or individuals that control and process personal information by using private networks or offline environments. The Guidelines for Internet Personal Information Security Protection requires such personal information holders to establish a personal information administrative control system, implement technical safeguards and protect personal information during their business processes.

The Measures on Cyber Security Review was jointly issued on April 13, 2020 and took effect on June 1, 2020. It provides detailed rules regarding cyber security review, any operator in violation of the regulations shall be penalized in accordance with Article 65 of the Cyber Security Law.

On July 2, 2020, the Data Security Law (Draft) was published to solicit public comments. The Data Security Law (Draft) mainly sets forth specific provisions regarding establishing basic systems for data security management, including hierarchical data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing Data security protection responsibility.

On August 31, 2020, the Administrative Provisions for Text Message and Voice Call Service (Draft) was published to solicit public comments. It provides that no entity or individual can send commercial text messages or make commercial calls to users without user consent. In case of violation, the relevant governmental authorities may order to make rectification, impose warnings or fines, make public announcements, or enforce other administrative measures. Under severe circumstances, the relevant governmental authorities may revoke the telecommunication licenses and phone number sources of the violating entity or individual.

On September 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Network Security Level Protection System and Critical Information Infrastructure Security Protection System, which stipulates that internet operators shall cooperate with public security authorities to crack down on illegal and criminal online activities. In event of online crimes, material cyber security threats and incidents, the internet operators shall promptly report to and provide necessary assistance to the public security authorities.

Regulations on Privacy Protection

The Regulations on Technological Measures for Internet Security Protection was issued by the Ministry of Public Security and came into effect on March 1, 2006. It requires internet service providers to utilize standard technical measures for internet security protection.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, which was issued by the MIIT and came into effect on March 15, 2012, internet service providers are also prohibited from collecting any personal user information or providing any information to third parties without the consent of the user. The Cyber Security Law provides an exception to the consent requirement where the information is anonymous, not personally identifiable and unrecoverable. Internet service providers must expressly inform the users of the method, content and purpose of the collection and processing of user personal information and may only collect information necessary for its services. Internet service providers are also required to properly maintain user personal information, and in case of any leak or likely leak of user personal information, they must take remedial measures immediately and report any material leak to the telecommunications regulatory authority.

In addition, the Decision on Strengthening Network Information Protection issued by the NPC Standing Committee on December 28, 2012 emphasizes the need to protect electronic information that contains individual identification information and other private data. The decision requires internet service providers to establish and publish policies regarding the collection and use of personal electronic information and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss. Furthermore, the MIIT’s Order on Protection of Personal Information of Telecommunications and Internet Users, which took effect on September 1, 2013, contains detailed requirements on the use and collection of personal information as well as the security measures to be taken by internet service providers.

Regulations Relating to Taxation

Regulations on Enterprise Income Tax

The Enterprise Income Tax Law of the PRC was issued by the NPC Standing Committee in 2007 and most recently amended on December 29, 2018. The Implementation Rules for the Enterprise Income Tax Law of the PRC was issued by the State Council and was amended on April 23, 2019. According to these regulations, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with the PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control entity is within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but (i) have entities or premises in China, or (ii) have no entities or premises but have income generated from China. According to the Enterprise Income Tax Law, foreign-invested enterprises in the PRC are subject to a uniform enterprise income tax rate of 25%. A non-resident enterprise that has an establishment or premises within the PRC must pay enterprise income tax at a rate of 25% on its income that is derived from such establishment or premises inside the PRC and that is sourced outside the PRC but is actually connected with the said establishment or premises. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC.

Enterprises that are recognized as high and new technology enterprises in accordance with the Notice of the Ministry of Science, the Ministry of Finance and the State Administration of Taxation on Amending and Issuing the Administrative Measures for the Determination of High and New Tech Enterprises are entitled to enjoy a preferential enterprise income tax rate of 15%. The validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate of high and new technology enterprise. An enterprise can re-apply for such recognition as a high and new technology enterprise before or after the previous certificate expires.

On February 3, 2015, the State Administration of Taxation issued the Announcement on Several Issues Concerning Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or SAT Circular 7. SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny of, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in the PRC, immovable property in the PRC and equity investments in PRC resident enterprises), or the PRC Taxable Assets. For instance, if a non-resident enterprise transfers equity interest in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, SAT Circular 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose PRC enterprise income tax at a rate of a 10% on the non-resident enterprise. On the other hand, indirect transfers falling into the scope of the safe harbors under SAT Circular 7 are not subject to PRC tax under SAT Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

The State Administration of Taxation issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, which took effect on December 1, 2017 and was amended on June 15, 2018. According to SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount of equity transfer income.

Under SAT Circular 7 and the Law on the Administration of Tax Collection issued by the NPC Standing Committee in 1992 and last amended on April 24, 2015, in the case of an indirect transfer, entities or individuals that are obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity must declare and pay tax to the tax authorities in charge within seven days from the occurrence of the tax payment obligation. Where the withholding agent does not make withholding, and the transferor of equity does not pay the payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

Regulations on Dividend Tax

Pursuant to the SAT Circular on Relevant Issues relating to the Implementation of Dividend Clauses in Tax Agreements, which took effect on February 20, 2009, all of the following requirements must be satisfied to enjoy the preferential tax rates provided under the tax agreements: (1) the tax resident that receives dividends should be a company as provided in the tax agreement; (2) the equity interest and voting shares of the PRC resident company directly owned by the tax resident satisfy the percentages specified in the tax agreement; and (3) the equity interest of the PRC resident company directly owned by such tax resident at any time during the 12 months prior to receiving the dividends satisfy the percentage specified in the tax agreement.

The Enterprise Income Tax Law provides that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. The income tax on the dividends may be reduced pursuant to a tax treaty between China and other applicable jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, issued by the State Administration of Taxation in 2006, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the in-charge tax authority. However, based on the SAT Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, issued and effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the SAT Announcement of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, effective from April 1, 2018, to determine the “beneficial owner” status of a resident of the treaty counterparty seeking to enjoy tax treaty benefits, a comprehensive analysis must be carried out in accordance with the factors set out in the announcement.

On August 27, 2015, the State Administration of Taxation issued the Announcement on Promulgating the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, which was amended on June 15, 2018. The announcement was repealed by the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which was propagated on October 14, 2019 and took effect on January 1, 2020. Under such announcement, non-resident taxpayers meeting conditions for enjoying the convention treatment may be entitled to the convention treatment themselves when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities. Such taxpayers who make their own declaration must self-assess whether they are entitled to tax treaty benefits, make truthful declarations and submit the relevant reports, statements and materials required by the relevant tax authorities.

Regulations on Value-added Tax

All entities and individuals engaged in the sale of goods, provision of processing, repairs and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax, or VAT, in accordance with the Provisional Regulations on Value-added Tax of the PRC and its implementation rules. The Provisional Regulations on VAT was issued by the State Council in 1993 and amended by the Notice of Adjustment of VAT Rates issued on April 4, 2018 and by the Notice of Strengthening Reform of VAT Policies issued on March 20, 2019. VAT payable is calculated as “output VAT” minus “input VAT”. The rate of VAT varies from 3% to 13% depending on the product type.

Regulations Relating to Intellectual Property

Regulations on Trademark Law

Trademarks in the PRC are governed by the Trademark Law of the PRC, last amended on April 23, 2019 and effective on November 1, 2019, and the Regulations for the Implementation of Trademark Law of the PRC, last amended on April 29, 2014 and effective on May 1, 2014. The Trademark Office of the National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC and the Trademark Review and Adjudication Board of the State Administration for Market Regulation under the State Council is responsible for handling trademark disputes.

Registered trademarks in the PRC refer to trademarks that have been approved and registered by the Trademark Office, including commodity trademarks, service trademarks, collective marks and certification marks. A trademark registrant will enjoy an exclusive right to use the trademark, which will be protected by laws and regulations. Any visible mark in the form of word, graphic, alphabet, number, 3D (three-dimension) mark, color combination or the combination of these elements that can distinguish the commodities of the natural person, legal person or other organizations from those of others can be registered as a trademark. A trademark for which an application is filed for registration must be distinctive to be distinguishable, and may not go against the legitimate rights previously obtained by others. A trademark registrant is entitled to include the words “Registered Trademark” or a sign indicating that it is registered.

Any of the following acts will be an infringement upon the right to exclusive use of a registered trademark: (1) using a trademark that is identical to a registered trademark on the same kind of commodities without a license from the registrant of the registered trademark; (2) using a trademark that is similar to a registered trademark on the same kind of commodities, or using a trademark that is identical or similar to the registered trademark on similar goods without a license from the registrant of the registered trademark, if the use is likely to cause confusion; (3) selling commodities that infringe upon the right to exclusive use of a registered trademark; (4) counterfeit or unauthorized production of the label of another’s registered trademark, or sale of any such label that is counterfeited or produced without authorization; (5) changing a registered trademark and putting the commodities with the changed trademark into the market without the consent of the registrant of the registered trademark; (6) providing, intentionally, facilitation for activities infringing upon others’ exclusive right of trademark use, and facilitating others to commit infringement on the exclusive right of trademark use; or (7) causing other damage to the right to exclusive use of a holder of a registered trademark. In the event of infringement of the registered trademark above that leads to disputes, the parties concerned may settle such disputes through negotiations; if no negotiation is prospective or fails, the trademark registrant or any interested party may file a lawsuit before the People’s Court or request the administrative department for market regulation for handling.

Regulations on Patent Law

Patents in the PRC are mainly protected under the Patent Law, which was issued by the NPC Standing Committee in 1984 and last amended on December 27, 2008, and its implementation rules, which were promulgated by the State Council of the PRC in 2001 and last amended on January 9, 2010. The draft amendments to the Patent Law are under the review of the NPC Standing Committee. The Patent Law and its implementation rules provide for three types of patents: “invention,” “utility model” and “design.” “Invention” refers to any new technical solution relating to a product, a process or improvement thereof; “utility model” refers to any new technical solution relating to the shape, structure, or their combination, of a product, which is suitable for practical use; and “design” refers to any new design of the shape, pattern, color or the combination of any two of them, of a product, that creates an aesthetical feeling and is suitable for industrial application. Invention patents are valid for 20 years, while design patents and utility model patents are valid for 10 years, each calculated from the date of application. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

If a dispute arises due to patent infringement, the dispute must be settled through consultation involving both parties. If one or both parties are unwilling to submit to consultation, or if the consultation fails, then the patentee or any interested party may initiate legal proceedings in the People’s Court, or request the patent administrative department to handle the matter.

Regulations on Domain Names

Domain names are protected under the Administrative Measures on Internet Domain Names, issued by the MIIT on August 24, 2017 and effective as of November 1, 2017. It regulates efforts to undertake internet domain name services as well as the operation, maintenance, supervision and administration thereof and other relevant activities within the territory of the PRC. A person that has domain name root servers, an institution for operating domain name root servers, a domain name registry and a domain name registrar operating within the territory of the PRC must obtain a permit for this purpose from the MIIT or the relevant communications administration of the local province, autonomous region or municipality. Domain name owners must register their domain names, and the MIIT is in charge of the administration of PRC internet domain names. In the case of infringement, the telecommunications authority will take measures to stop the infringer and give it a warning or impose a fine of more than RMB10,000 but less than RMB30,000 depending on the seriousness of the case.

Regulations on Copyright and Software Products

Under the Copyright Law of the PRC which was last amended on February 26, 2010, works of Chinese citizens, legal persons or other organizations, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, architectural works, natural science, social science, graphic works and model works such as engineering design plan, product design plan, map, schematic diagram and computer software. In order to further implement the Computer Software Protection Regulations, the National Copyright Administration issued the Measures for the Registrations of Computer Software Copyright effective on February 20, 2002, which provides procedures for software copyright registration, license contract registration and transfer contract registration. The Copyright Protection Center of the PRC is mandated as the software registration institution under the regulations.

Similarly, under the Computer Software Protection Regulations last amended on January 30, 2013 and became effective on March 1, 2013, Chinese citizens, legal persons and other organizations shall enjoy copyright on the software they develop, regardless of whether the software has been released publicly. Software copyright commences from the date on which the development of the software is completed. A software copyright owner may register with the software registration institution recognized by the copyright administration department of the State Council of the PRC. A registration certificate issued by the software registration institution is a preliminary proof of the registered items. The protection period for software copyright of a legal person or other organizations shall be fifty years, concluding on December 31 of the fiftieth year after the software’s initial release.

Regulations Relating to Labor

Regulations on Labor Contract

The main PRC employment laws and regulations applicable to us include the Labor Law, the Labor Contract Law, the Implementing Regulations on the Labor Contract Law of the PRC and other relevant laws and regulations.

The Labor Law was last amended on December 29, 2018. Under the Labor Law, employers shall enter into employment contracts with their employees based on the principles of equality, consent and agreement through consultation. Wages will be paid based on the policy of performance, equal pay for equal work, lowest wage protection and special labor protection for female worker and juvenile workers. The Labor Law also requires employers to establish and effectively implement a system of ensuring occupational safety and health, educate employees on occupational safety and health, preventing work-related accidents and reducing occupational hazards. Employers are also required to pay their employees’ social insurance premiums.

The Labor Contract Law was last amended on December 28, 2012 and took effect on July 1, 2013. Under the Labor Contract Law and its implementing regulations, enterprises established in the PRC shall enter into employment agreements with their employees to provide for the term of employment, job duties, work time, holidays and statutory payments, labor protection, working condition and occupational hazard prevention and protection and other essential contents. Both employers and employees will duly perform their duties. The Labor Contract Law also provides for the scenario of rescission and termination. Except for certain situations explicitly stipulated in the Labor Contract Law that are not subject to economic compensation, economic compensation shall be paid to the employee by the employer for the rescission or termination of the employment agreement.

Regulations on Social Insurance and Housing Funds

Pursuant to the Social Insurance Law of the PRC, which was last amended on December 29, 2018, the PRC established social insurance systems such as basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. Employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, work-related injury insurance and maternity insurance. Employers must apply for completion of social security registration with the local social security agency within 30 days from the date of incorporation with their business license, registration certificate or corporation seal. Employers that fail to complete social security registration will be ordered by the social security administrative authorities to make correction within a stipulated period; where correction is not made within the stipulated period, the employers will be subject to fines ranging from one to three times the amount of the payable social security premiums, and the person(s)-in-charge who is/are directly accountable and other directly accountable personnel will be subject to fines ranging from RMB500 to RMB3,000. If an employer does not pay the full amount of social insurance premiums as scheduled, the social insurance premium collection institution will order it to make the payment or make up the difference within the stipulated period and impose a daily surcharge equivalent to 0.05% of the overdue payment from the date on which the payment is overdue. If payment is not made within the stipulated period, the relevant administration department will impose a fine from one to three times the amount of overdue payment.

Pursuant to the Regulations on the Administration of Housing Funds last amended on March 24, 2019, employers must complete housing funds registration with local housing fund administration centers and open housing fund accounts for their employees in the bank. Employers must, within 30 days from their date of establishment, go through housing funds registration with local housing fund administration centers and complete housing fund account establishment procedures for employees with the examination and approval documents of the housing fund management center within 20 days from completion of registration. The contribution rate of housing funds of an employee and employer may not be less than 5% of the monthly average salary in the previous year, and cities with good conditions may properly raise the contribution rate. Employers are required to pay and deposit housing funds on behalf of their employees in full and in a timely manner, and any employer that fails to open such bank account or contribute housing funds may be fined and ordered to make payment within a prescribed time limit. If the employer still fails to do so, the housing fund administration center may apply to the court for enforcement of the unpaid amount.

Pursuant to the Opinions of the General Office of the State Council on Comprehensively Promoting the Implementation of the Combination of Maternity Insurance and Basic Medical Insurance for Employees issued on March 6, 2019, maternity insurance and basic medical insurance for employees will be consolidated. On July 20, 2018, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council of the PRC issued the Reform Plan of the State Tax and Local Tax Collection Administration System. Under this plan, tax authorities are responsible for the collection of social insurance contributions in the PRC beginning from January 1, 2019.

Pursuant to the Interim Measures for Participation in Social Insurance by Hong Kong, Macao and Taiwan Residents in the Mainland, which was promulgated by the Ministry of Human Resources and Social Security on November 29, 2019, effective on January 1, 2020, employers registered in the Mainland China shall contribute basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for Hong Kong, Macao and Taiwan residents who are employed or recruited by them.

Regulations Relating to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal law governing foreign currency exchange in the PRC is the Foreign Exchange Administration Regulations of the PRC. The Foreign Exchange Administration Regulations, most recently amended on August 5, 2008, stipulates that Renminbi is freely convertible into other currencies for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. However, it is not freely convertible for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless prior approval is obtained from SAFE, or its local branch, and prior registration with SAFE is made.

Pursuant to the Regulation of Settlement, Sale and Payment of Foreign Exchange, promulgated by the People’s Bank of China and effective on July 1, 1996, foreign-invested enterprises may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial supporting documents and, in the case of capital account item transactions, obtaining approvals from SAFE or its local counterpart. Foreign-invested enterprises are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC. However, foreign exchange transactions involving overseas direct investment or investment and exchange in securities and derivative products abroad are subject to registration with SAFE and approval from or filing with the relevant PRC government authorities.

The Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign Invested Enterprises, issued by SAFE and most recently amended on December 30, 2019, further expanding the extent of convertibility under direct investment. It stipulates that the use of capital funds and exchange settlement funds by foreign-invested enterprises will be subject to foreign exchange management regulations and the implementation of negative list management.

On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts. It unifies the Discretional Foreign Exchange Settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to foreign exchange capital in the capital account that has been confirmed by the relevant policies subject to the Discretional Foreign Exchange Settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) and which can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circulars could result in administrative penalties under the Regulations of the PRC on Foreign Exchange Control and relevant provisions. Furthermore, it stipulates that the use of foreign exchange income of capital accounts of foreign-invested enterprises must follow the principles of authenticity and self-use within the business scope of enterprises. Foreign exchange income of capital accounts and capital in Renminbi obtained by foreign-invested enterprises from foreign exchange settlement may not be directly or indirectly used for the following purposes: (i) payment outside of the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) investment in securities or financial schemes other than bank-guaranteed products unless otherwise provided by relevant laws and regulations; (iii) granting loans to non-connected enterprises, unless otherwise permitted by its business scope; and (iv) construction or purchase of real estate that is not for self-use (except for the real estate enterprises).

On January 26, 2017, SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks must check board resolutions regarding profit distribution, the original versions of tax filing records and audited financial statements; and (ii) domestic entities must hold income to account against previous years’ losses before remitting profits. Moreover, domestic entities must make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or SAFE Circular 28, which cancels the restrictions on the domestic equity investment with capital of non-investment foreign-invested enterprises, including the capital obtained from foreign exchange settlement. Such investments should be real and should be in compliance with the relevant laws, regulations and rules, including the provisions of the 2020 Negative List. In addition, it stipulates that qualified enterprises in certain pilot areas may use their capital income from capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

On April 10, 2020, SAFE issued the Notice on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business. It stipulates that on the premise of ensuring the true and compliant use of funds and compliance with the existing regulations on use of income under the capital account, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing for domestic payment, without prior provision of proof materials for veracity to the bank for each transaction. The authority to process the deregistration of qualified overseas loans under domestic guarantee and overseas lending shall be delegated to banks.

Regulations on Dividend Distribution

Pursuant to the laws and regulations on foreign investment, wholly foreign-owned enterprise in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China must allocate at least 10% of their respective accumulated after-tax profits each year, after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until these reserves have reached 50% of the registered capital of the enterprises. A PRC company may not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. These reserves are not distributable as cash dividends. According to the Rules on the Accounting of Financial Enterprises released by the Ministry of Finance, financial enterprises shall allocate general risk reserves prior to the distribution of dividends.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

On July 4, 2014, SAFE promulgated the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, for the purpose of simplifying the approval process and for the promotion of the cross-border investment. SAFE Circular 37 supersedes the Notice on Relevant Issues on the Foreign Exchange Administration of Raising Funds through Overseas Special Purpose Vehicle and Investing Back in China by Domestic Residents, and revises and regulates the relevant matters involving foreign exchange registration for round-trip investment. Under SAFE Circular 37, (1) PRC residents (including PRC entities and PRC individuals) must register with the local SAFE branch before he or she contributes assets or equity interest in an overseas special purpose vehicle that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing; and (2) following the initial registration, PRC residents must update their SAFE registration when the offshore special purpose vehicle undergoes material events relating to any change of basic information, including change of such PRC citizens or residents’ name, operation term, increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

Pursuant to the SAFE Circular on Further Simplification and Improvement of Foreign Exchange Administration on Direct Investment, which was amended on December 30, 2019, the registrations described in the preceding paragraph must be directly reviewed and handled by qualified banks, and SAFE and its branches will perform indirect regulation over the foreign exchange registration through qualified banks.

Failure to comply with the registration procedures set forth in SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control the company from time to time are required to register with SAFE in connection with their investments in the company. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Regulations on Stock Incentive Plans

On February 15, 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies. Individuals participating in any stock incentive plan of any overseas publicly listed company who are Chinese citizens or foreign citizens who reside in mainland China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE or its local branches and complete certain other procedures. These plan participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stock or interests and fund transfers. In addition, the agent in China is required to further amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the mainland Chinese agent or the overseas entrusted institution or other material changes. The Chinese agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in China opened by the Chinese agents before distribution to such PRC residents. Under the Circular of the State Administration of Taxation on Issues Concerning Individual Income Tax in Relation to Equity Incentives

promulgated by the State Administration of Taxation and effective from August 24, 2009, listed companies and their domestic organizations must, according to the individual income tax calculation methods for “wage and salary income” and stock option income, lawfully withhold and pay individual income tax on such income.

Regulations on Loans Between a Foreign Company and its Chinese Subsidiaries

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in the PRC and is regulated by various laws and regulations, including the Regulation on Foreign Exchange Administration of the PRC, the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the Ministry of Finance and implement on March 1, 2003, the Administrative Measures for Registration of Foreign Debts promulgated by SAFE on April 28, 2013 and amended on May 4, 2015 and the Notice of the People’s Bank of China on Matters Concerning the Prudent Macro Management of All Cross-Border Financing promulgated on January 11, 2017. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches. SAFE Circular 28 provides that a non-financial enterprise in the pilot areas may register the permitted amounts of foreign debts, which is as twice of the non-financial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may borrow foreign debts within the permitted amounts and directly handle the relevant procedures in banks without registration of each foreign debt. However, the non-financial enterprise should report its international income and expenditure regularly.

Regulations Relating to Outbound Direct Investment

The Administrative Measures on Overseas Investments was promulgated by the NDRC and took effect on March 1, 2018. Pursuant to it, non-sensitive overseas investment projects are required to make record filings with the local branch of the NDRC. On September 6, 2014, Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which took effect on October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries must make record filings with a local branch of Ministry of Commerce. The Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment was issued by SAFE in 2012 and last amended on December 30, 2019, under which PRC enterprises must register for overseas direct investment with local banks. The shareholders or beneficial owners who are PRC entities are required to be in compliance with the related overseas investment regulations. If they fail to complete the filings or registrations required by overseas direct investment regulations, the relevant authority may order them to suspend or cease the implementation of such investment and make corrections within a specified time.

Regulations Relating to M&A Rules and Overseas Listing

On August 8, 2006, six PRC regulatory agencies, including Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Market Regulation, the CSRC and SAFE, issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which was amended on June 22, 2009. Foreign investors are subject to the M&A Rules when they purchase equity interest of a domestic company or subscribe for the increased capital of a domestic company that changes a domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets via such foreign-invested enterprise; or when the foreign investors purchase the assets of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. The M&A Rules also provide that if a PRC entity or individual plans to merge or acquire its related

PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger or acquisition shall be subject to examination and approval by Ministry of Commerce.

The M&A Rules and other recently adopted regulations and rules concerning mergers and acquisitions also establish additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

Hong Kong Regulations

Introduction

The Securities and Futures Commission of the Hong Kong SAR, or the SFC, is an independent statutory body set up to regulate Hong Kong’s securities and futures markets.

The Securities and Futures Ordinance, or the SFO, including its subsidiary legislation, is the principal legislation regulating the securities and futures industry in Hong Kong, including the regulation of securities and the offering of investments to the public in Hong Kong, and intermediaries and their conduct of regulated activities. In particular, Part V of the SFO deals with licensing and registration matters. The SFO is administered by the SFC.

Overview of Licensing Requirements under the SFO

The SFO provides a single licensing regime under which there are 12 types of regulated activities as specified in Schedule 5 to the SFO, namely: dealing in securities; dealing in futures contracts; leveraged foreign exchange trading; advising on securities; advising on futures contracts; advising on corporate finance; providing automated trading services; securities margin financing; asset management; providing credit rating services; dealing in OTC derivative products or advising on OTC derivative products (not yet in operation as at the date hereof); and providing client clearing services for OTC derivative transactions.

As of the date of this prospectus, Lu International (Hong Kong) Limited was licensed under the SFO to carry out dealings in securities, advising on securities and asset management under the SFO.

Certain Other Requirements under the SFO

When considering the fitness and properness of a corporate applicant, the SFC looks at those matters in respect of its substantial shareholders, directors, shadow directors, officers and any person who is to be employed or associated with the applicant. The SFC may also look at any other corporation in the same group or any director, shadow director or officer of such corporation.

In addition, licensed corporations, licensed representatives and responsible officers (i) must remain fit and proper as defined under the SFO at all times, (ii) is required to maintain minimum paid-up share capital and liquid capital, and (iii) are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Guideline on Anti-Money Laundering and Counter-Terrorist Financing issued by the SFC.

Specific Requirements in Relation to our Business

Licensed corporations must adhere to the SFC’s Guidelines on Online Distribution and Advisory Platforms when conducting its regulated activities in providing order execution, distribution services via online platforms.

For those licensed corporations who propose to onboard clients with Hong Kong bank accounts via online approach, they shall follow the acceptable approach issued by the SFC, namely that the licensed corporation shall:

(i) obtain a client agreement which is signed by a client by way of an electronic signature together with a copy of the client’s identity document (an identity card or relevant sections of the client’s passport);

(ii) successfully transfer an initial deposit of not less than HK$10,000 from a bank account in the client’s name maintained with a licensed bank in Hong Kong (Designated Bank Account) to the intermediary’s bank account;

(iii) conduct all future deposits and withdrawals for the client’s trading account through the Designated Bank Account(s) only; and

(iv) maintain proper records of the account opening process for each client which are readily accessible for compliance checking and audit purposes.

For those licensed corporations who propose to employ certification services for client account opening, they are required to engaged certification services providers being recognized by the Electronic Transactions Ordinance (Cap. 553) or accepted by the HKSAR government.

Singapore Regulations

Introduction

The Securities and Futures Act (Cap. 289) of Singapore, or the SFA, including its subsidiary legislation, is the principal legislation regulating the activities and institutions in the securities and derivatives industry in Singapore, including the regulation of capital markets products, the offering of investments to the public in Singapore, and intermediaries and their conduct of regulated activities. In particular, Part IV of the SFA deals with matters relating to holders of capital markets services license and their representatives.

The SFA is administered by the Monetary Authority of Singapore, or the MAS. which is the regulatory body in Singapore. The functions of the MAS include acting as the central bank of Singapore and conducting integrated supervision of the financial services sector and financial stability surveillance.

Under the SFA, capital markets products include securities and units in a collective investment scheme, or CIS. Offers of investments to investors in Singapore are regulated under Part XIII of the SFA. Unless otherwise exempted, the SFA requires all offers of securities or securities-based derivatives contracts to be accompanied by a prospectus and product highlights sheet that complies with such requirements as may be prescribed by the MAS and is lodged and registered by the MAS. Unless otherwise exempted, an offer of units in a CIS, which must be authorized (if it is constituted in Singapore) or recognized (if it is constituted outside Singapore) by the MAS, must be made in or accompanied by a prospectus and product highlights sheet that complies with such requirements as may be prescribed by the MAS and is lodged and registered by the MAS.

Overview of Licensing Requirements under the SFA

Under the SFA, any person who carries on a business in a regulated activity or holds itself out as carrying on a business in a regulated activity must be a holder of a capital markets services license for that regulated activity, unless any exemption applies. Any individual or body corporate or unincorporated, whether in Singapore or otherwise, is required to seek the approval of the MAS before obtaining effective control of a holder of a capital markets services license. A person is regarded is as obtaining effective control if the person will acquire or hold, directly or indirectly, 20% or more of the issued share capital of the holder or control, directly or indirectly, 20% or more of the voting power in the holder.

Further, if a person actively markets to the public in Singapore, whether by itself or another person on his behalf, and whether in Singapore or from a place outside of Singapore, any services that it provides and such services, if provided in Singapore, would constitute a regulated activity, then that person may also be subject to the licensing requirements under the SFA.

Regulations on Data Privacy and Protection

The Personal Data Protection Act 2012 (No. 26 of 2012) of Singapore, or the PDPA, governs the collection, use and disclosure of individuals’ personal data by organizations. The PDPA also established the Personal Data Protection Commission, or the PDPC, to administer and enforce the PDPA. Personal data means data, whether true or not, about an individual who can be identified from that data or from that data and other information to which the organization has or is likely to have access.

An organization is required to comply with the following obligations prescribed by the PDPA:

•	obtain the consent of the individual before collecting, using, or disclosing his personal data, for purposes that a reasonable person would consider appropriate in the circumstances;

•	notify the individual of the purpose of collecting his personal data;

•	only use personal data for purposes consented by the individual;

•	put in place mechanisms for individuals to withdraw their consent;

•

take reasonable efforts to ensure that personal data collected is accurate and complete if the personal data is likely to be used to make a decision that affects the individual, or is likely to be disclosed to another organization;

•	when requested, correct any error or omission in an individual’s personal data;

•

upon an individual’s request, provide an individual with his personal data in the organization’s possession and control, as well as information about the ways in which the personal data has been used or disclosed in the past year;

•	protect personal data by making reasonable security arrangements to prevent unauthorized access, collection, use, disclosure, copying, modification, disposal or similar risks;

•

cease to retain personal data as long as it is reasonable to assume that the purpose for which it was collected is no longer being served by retaining it and the retention is no longer necessary for business or legal purpose;

•	not to transfer any personal data out of Singapore except in accordance with the requirements set out in the PDPA; and

•	implement the necessary policies and practices in order to meet its obligations under the PDPA and make information about its policies and practices available on request.

If the PDPC finds that an organization is not complying with any provision in the PDPA, it may direct the organization to stop collecting, using or disclosing personal data in contravention of the PDPA, destroy personal data collected in contravention of the PDPA, comply with any direction of the PDPC to provide access to or correct the personal data and/or to pay a financial penalty.

Indonesia Regulations

Introduction

Peer-to-peer lending platforms in Indonesia are non-bank financial service providers entirely supervised by the Indonesia Financial Services Authority, or the OJK.

Summary of Peer-to-Peer Lending Regulation

Below is a summary of OJK Regulation No. 77/POJK.01/2016 regarding information technology-based lending services:

•	Entity/Ownership

Foreign shareholder capitalization is allowed with a maximum ownership of 85% from the total capitalization. Minimum capital requirement is 2.5 billion Indonesian Rupiah.

•	Registration & Licensing

A peer-to-peer lending company must register its activities with the OJK. Within one year after registration, a peer-to-peer lending company must submit a license application to the OJK.

•	Limitation of Activities

Borrower should be Indonesian citizen or business entity domiciled in Indonesia. Lender could be Indonesian or foreign entity/company. Each borrower in peer-to-peer lending is limited to borrow a maximum of 2 billion Indonesian Rupiah.

•	OJK Approval

Approval from the OJK must be obtained for any changes to capitalization and shareholder composition.

•	Mitigation Risk

Peer-to-peer lending company shall make sure that it meets risk mitigation requirement such as (a) electronic know-your-customer procedure feasibility, (b) customer mobile phone access for facial recognition, voice recognition and location, (c) credit scoring availability, and (d) cooperation with credit insurance to protect lender.

•	Customer Protection

To protect customer, peer-to-peer lending company must be transparent in providing all information under loan agreement, which must ensure fairness of business, privacy of customer data, provision of dispute solution, among others.

•	DC and DRC

Data center and data recovery center of a peer-to-peer lending company must be within Indonesian territory.

•	Anti-Money Laundering & Terrorism Prevention

Peer-to-peer lending company shall implement anti-money laundering and terrorism prevention procedures by way of know-your-customer or customer due diligence in accordance with OJK anti-money laundering regulations.

•	Prohibition

Peer-to-peer lending company is prohibited from the following activities: (i) conducting any business activities other than those regulated under the OJK; (ii) acting as lender or borrower; (iii) providing guarantee for third party’s liability; (iv) providing recommendations to users; (v) issuing bonds/debt securities (e.g. promissory notes or medium term notes); and (vi) conducting direct marketing to users or the public through personal communication media without customer approval.

•	Report

(i)	At the registration stage, peer-to-peer lending company shall carry out monthly and quarterly reporting to the OJK;

(ii)	At the licensing stage, P2P lending company shall carry out monthly and yearly reporting to the OJK, which form shall be in accordance with OJK template.

Overview of Licensing Requirements for Peer-to-Peer Lending

As part of peer-to-peer regulation requirements, peer-to-peer lending company must obtain peer-to-peer license from the OJK, the requirements for which include, among others: (i) with respect to the company’s corporate documents, providing corporate profile in accordance with the OJK template, the company’s latest shareholding structure and proof of capital injection, which shall not originate from loans; and (ii) with respect to the company’s business and operations, obtaining ISO 27001 certification regarding information security, carrying out socialization activities in 12 provinces throughout Indonesia to support financial inclusion, having a permanent office, sufficient manpower and ecosystem readiness with third parties such as banks, payment gateways, auditors, data center/data recovery center, collection agencies, e-commerce companies and credit insurance companies, meeting OJK standard successful rate; and becoming a member of Indonesia Fintech Lending Associate and connect with its fintech data center.

Regulations on Data Privacy and Protection

As of the date of this prospectus, the Indonesia government is still in the process of discussion and finalization of a specific regulation regarding data protection. However, there are certain regulations concerning the use of electronic data. The principal law governing data protection in Indonesia is Law No. 11 of 2008 regarding Electronic Information and Transactions, or the EIT Law, as amended by Law No. 19 of 2016 regarding the Amendment of EIT Law, Government Regulation No. 71 of 2019 regarding Provisions of Electronic Systems and Transactions, or Reg. 71, and its implementing regulation, Minister of Communications & Information Regulation No. 20 of 2016 regarding the Protection of Personal Data in an Electronic System, or the MoCI Regulation. The key regulatory authority for data protection in Indonesia is the Minister of Communications & Information which supervise the implementation of the MoCI Regulations. Reg.71 defines personal data as any data relating to a person that is identified and/or is self-identifiable, or is combined with other information, directly or indirectly, through electronic and non-electronic systems.

Specifically for financial institution, the OJK issued OJK Regulation No. 1/POJK.07/2013 regarding Financial Consumer Protection, which was last amended by OJK Regulation No. 18/POJK.07/2018. The regulation prohibits financial service providers from disclosing customer personal data and/or information to third parties, unless they receive written consent from the customer or are required to make such disclosure by law.

Failure to comply with such requirements on personal data will subject the company to administrative sanction that terminates the company’s access to such personal data.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Guangheng Ji	51	Co-Chairman of the Board and Chairman of Lufax Executive Committee
Renjie Li	65	Chairman of the Board
Gregory Dean Gibb	53	Director and Chief Executive Officer
Yong Suk Cho	49	Director and Chief Executive Officer of Puhui
Jason Bo Yao	49	Director
Sin Yin Tan	43	Director
Eddie Siu Wah Law	55	Director
Peter Jurdjevic	50	Director
Jiming Ha	58	Director
Rusheng Yang	52	Director
Weidong Li	52	Director
Xudong Zhang	54	Director
James Xigui Zheng	55	Chief Financial Officer
David Siu Kam Choy	45	Controller and Chief Financial Officer of Puhui
Jinliang Mao	54	Chief Technology Officer

Mr. Guangheng Ji has been the co-chairman of the board and the chairman of Lufax Executive Committee since April 2020. Mr. Ji has over 25 years of experience in the finance industry. Mr. Ji served as a number of positions at Industrial and Commercial Bank of China from July 1994 to April 2009, vice president of Shanghai Pudong Development Bank Co., Ltd., a company listed on the Shanghai Stock Exchange (SSE: 600000), from April 2009 to November 2015, chairman of the board of Shanghai Rural Commercial Bank Co., Ltd. from November 2015 to March 2019, and vice chairman of the board and co-president of Baoneng Group from March 2019 to March 2020. Mr. Ji obtained his bachelor’s and master’s degrees in geography and Ph.D. degree in economics from Peking University in July 1991, July 1994 and July 2009, respectively.

Mr. Renjie Li has been the chairman of the board and a director of our company since March 2016. He has also been the chairman and chief executive officer of Chong Qing Financial Assets Exchange and Qianhai Financial Assets Exchange since August 2016 and March 2016, respectively. Mr. Li has over 30 years of experience in banking, finance and wealth management. From July 1982 to September 1994, Mr. Li served various positions at the Fuzhou Branch and the Fujian Province Branch of People’s Bank of China. From October 1994 to April 1998, Mr. Li served as the executive director of Hong Kong Jiang Nan Finance Co., Ltd. and the chairman of Great Wall Securities Co., Ltd. From May 1998 to September 2001, Mr. Li served as the president of the Shenzhen Branch of Industrial Bank Co., Ltd. From October 2001 to February 2016, Mr. Li served various senior management positions at Industrial Bank Co., Ltd., a company listed on the Shanghai Stock Exchange (SSE: 601166), including its vice president, president and director. Mr. Li obtained his bachelor’s degree in finance from Xiamen University in July 1982. Mr. Li is a qualified senior economist in the PRC.

Mr. Gregory Dean Gibb has been the chief executive officer since March 2016 and a director of our company since December 2014. He has also been the co-chairman and chief executive officer of Shanghai Lufax since September 2011. Mr. Gibb has over 20 years of experience serving multinational and domestic companies in the finance and investment industry. Mr. Gibb served as the marketing assistant in Merrill Lynch International from July 1989 to December 1991, various positions at McKinsey & Company from January 1992 to August

2006, including as its global senior director, and subsequently the chief operating officer of Taishin Financial Holding Co., Ltd, a company listed on the Taiwan Stock Exchange (TWSE: 2887), from September 2006 to May 2011. After that, Mr. Gibb joined Ping An Insurance (Group) Company of China and served as the chief innovation officer from May 2011 to September 2013. Mr. Gibb obtained his bachelor of arts degree from Middlebury College in May 1989.

Mr. Yong Suk Cho has been a director of our company and the chief executive officer of Puhui since 2016. Mr. Cho has extensive experience in the consumer finance industry. Mr. Cho served as the vice president of portfolio management team of Citibank Korea Inc. from July 1999 to March 2006, and senior vice president of marketing department of the Hongkong and Shanghai Banking Corporation Limited, Seoul Branch from April 2006 to September 2007. Mr. Cho subsequently joined Ping An where he held a number of management positions, including section chief, assistant general manager, deputy general manager and general manager of the credit guarantee insurance business department from October 2007 to February 2015, during which he was in charge of planning, finance and risk management business lines. Mr. Cho obtained his MBA degree from the University of California, Berkeley, Haas School of Business in May 1999.

Mr. Jason Bo Yao has been a director of our company since December 2014. He is currently the co-chief executive officer of Ping An Group and has also been serving as a director of Ping An Healthcare and Technology Co., Ltd., a company listed on the Hong Kong Stock Exchange (HKG: 1833), since May 2016 and a director of Ping An Bank Co., Ltd., a company listed on the Shenzhen Stock Exchange (SZSE: 000001), since June 2010. Mr. Yao has extensive experience in management. He joined Ping An Group in 2001 and has been serving as the chief actuary since January 2007, a director since June 2009, the chief financial officer since April 2010, the executive vice president since January 2016, and the co-chief executive officer since July 2020. Prior to that, Mr. Yao also served in Ping An Group as a deputy chief actuary, deputy chief financial officer, general manager of planning and actuary department and an assistant to the general manager from May 2001 to April 2010. Mr. Yao obtained his bachelor’s degree in math from Georgia State University in August 1993 and his MBA degree from New York University in January 2000. Mr. Yao was qualified as a Fellow of the Society of Actuaries (FSA) by the Society of Actuaries, the professional organization for actuaries based in North America, in 2000.

Ms. Sin Yin Tan has been a director of our company since December 2014. She is currently the co-chief executive officer of Ping An Group, overseeing Ping An Group’s technology businesses and digital innovation. She is a standing member of Ping An Group’s Executive Management Committee and Investment Management Committee, overseeing the group’s insurance, banking, investment and technology business. She serves on the board of various Ping An subsidiaries, including Ping An Bank Co., Ltd., a company listed on the Shenzhen Stock Exchange (SZSE: 000001), Ping An Life Insurance and Ping An P&C. Before joining Ping An Group, Ms. Tan was a global partner at McKinsey & Company where she served clients in the U.S. and Asia for 13 years. Ms. Tan received her bachelor’s degrees in electrical engineering and economics from the Massachusetts Institute of Technology (MIT) and master’s degree in electrical engineering and computer science from MIT.

Mr. Eddie Siu Wah Law has been a director of our company since March 2015. Mr. Law currently serves as the chairman of Zheng He Capital Management Limited. Mr. Law joined Goldman Sachs in 1992 and retired as a managing director of the firm’s fixed income, currency and commodities division in 2011. Mr. Law obtained his bachelor’s degree in business administration from University of Western Ontario in June 1991.

Mr. Peter Jurdjevic has been a director of our company since July 2020. He is currently the head of financial institutions at Qatar Investment Authority. Mr. Jurdjevic has extensive experience in the finance industry. He worked at KPMG as a consultant from June 1993 to March 1997, and at Lehman Brothers as an associate from March 1997 to March 1998. He subsequently joined Citigroup where he served various management positions from March 1998 to March 2010, including managing director and head of global fixed income new products group. From March 2010 to April 2019, he was managing director and head of global finance solutions at Barclays Investment Bank. Mr. Jurdjevic obtained his bachelor’s degree from the University of Pennsylvania in 1993 and his MBA degree from New York University in 1996. He is a registered FSA investment adviser and a certified public accountant.

Mr. Jiming Ha has been an independent director of our company since April 2018. Mr. Ha currently is a visiting professor at Darden Business School, University of Virginia. From August 1993 to April 2004, Mr. Ha served as a senior economist at International Monetary Fund. From April 2004 to October 2010, he served as a managing director at China International Capital Corporation. From October 2010 to April 2017, he served as a managing director at Goldman Sachs (Asia). Mr. Ha obtained his bachelor’s degree and master’s degree from Fudan University and his Ph.D. degree in economics from the University of Kansas.

Mr. Rusheng Yang has been an independent director of our company since July 2020. Mr. Yang currently is a partner at Jonten Certified Public Accountants and has also been an independent director of Webank Co., Ltd. since November 2018, an independent director of Ping An Bank Co., Ltd., a company listed on the Shenzhen Stock Exchange (SZSE: 000001), since February 2017, and an independent director of IPE Group Limited, a company listed on the Hong Kong Stock Exchange (HKG: 929), since June 2017. Mr. Yang has over 20 years of experience in the finance, audit and tax industries. Mr. Yang served as finance specialist at Shenzhen Jiancai Group from 1993 to 1994, senior manager at Shenzhen Yongming CPA Co., Ltd. from 1994 to 2000, partner at Shenzhen Guangshen Certified Public Accountants Firm from 2001 to 2004, managing partner at Shenzhen Youxin Certified Public Accountants Firm from 2005 to 2007, partner at Wanlong Asia CPA Co., Ltd. from 2007 to 2009, partner at Crowe Horwath China Certified Public Accountants Co., Ltd. from 2009 to 2013, and partner at Rui Hua Certified Public Accountants from 2013 to 2020. Mr. Yang obtained his master’s degree in economics from Jinan University in 1993. Mr. Yang is a certified public accountant and a certified tax agent in the PRC.

Mr. Weidong Li has been an independent director of our company since April 2018. Mr. Li has also been an independent director of Ping An Securities Co., Ltd. since September 2016, an independent director of Shenzhen MYS Environmental Protection & Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange (SZSE: 002303), since September 2013, an independent director of Netac Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange (SZSE: 300042), from February 2014 to February 2017, and a partner and a director at Guangdong Haipai Law Firm since November 2003 and November 2012, respectively. Mr. Li has extensive experience in corporate legal affairs. Mr. Li was a lawyer at Nanjing Zhongshan Law Firm from September 1992 to January 1994 and Jiangsu Jingwei Law Firm from February 1994 to April 1997. Mr. Li obtained his bachelor’s degrees in science and law from Nanjing University in July 1990 and July 1992, respectively, and was a research scholar in international financial law in the City University of Hong Kong from 1997 to 2003. He obtained his Ph.D. degree from the City University of Hong Kong in November 2004. Mr. Li has been a registered foreign lawyer with the Law Society of Hong Kong since May 2014.

Mr. Xudong Zhang has been an independent director of our company since April 2018. Mr. Zhang has also been an independent director of Ping An Securities Co., Ltd. since January 2017. Mr. Zhang has extensive experiences in the financial services industry. Mr. Zhang served as a private placement service analyst in New England Mutual Life Insurance Company from October 1990 to June 1994, a vice president of corporate finance division in First BankBoston, N.A. from July 1994 to September 1996, a managing director of corporate finance department of Koch Industries, Inc. from September 1996 to July 1998, the chairman and chief executive officer of AnJia Group from July 1999 to December 2006. Mr. Zhang subsequently served as the managing director of institutional client services and head of Hong Kong and China equities divisions of Deutsche Bank from March 2007 to August 2009, and the global partner and head of Greater China securities of Goldman Sachs (Asia) L.L.C. from September 2009 to December 2012. He was the chairman of Sapinda Asia Pacific Holdings Limited from July 2014 to December 2016. Mr. Zhang is currently the senior partner of GSR Capital and partner of China Canada Global Resources Fund. Mr. Zhang also served as an advisor to the CSRC on asset securitization from April 2003 to March 2007, and an advisor to China Development Bank from September 2004 to August 2006. Mr. Zhang obtained his master’s degree in economic development from Southern New Hampshire University (formerly known as New Hampshire College) in September 1990.

Mr. James Xigui Zheng has been the chief financial officer of our company since December 2017. He has also been the chief financial officer of Shanghai Lufax since August 2014. Mr. Zheng served as the senior consultant at Accenture (formerly known as Andersen Consulting) from 1992 to 1994. From 1994 to 2000, Mr. Zheng held various positions at U S West Inc. MediaOne (now part of Comcast) and U S West Communications (now part of CenturyLink). Mr. Zheng joined eBay Inc. in May 2000 where he served various senior management positions, including chief financial officer and chief operation officer of eBay China from August 2003 to July 2005 and the chief operating officer of PayPal China from July 2005 to August 2007. Mr. Zheng served as the president at Beijing Kaituo Tianji Information Technology Limited Company from August 2007 to March 2010. He subsequently joined Shanghai Fosun Hi-tech (Group) Co., Ltd. where he was the deputy chief financial officer of the group from May 2010 to August 2012, the chief executive officer of JOY.CN from August 2012 to September 2013 and the managing director in Fosun Capital from September 2013 to August 2014. Mr. Zheng obtained his MBA degree from the University of Denver in June 1992. He is a certified public accountant in the State of Colorado.

Mr. David Siu Kam Choy has been appointed the controller of our company effective August 2020 and has been the chief financial officer of Ping An Puhui Enterprise Management Co., Ltd. since October 2018. Mr. Choy served in various positions at KPMG Hong Kong and Ernst & Young Beijing, Guangzhou and Hong Kong from September 1997 to September 2005, and served as the financial controller of Shenzhen Development Bank Company Limited (now known as Ping An Bank Co., Ltd.) from October 2005 to March 2007. Mr. Choy subsequently joined Ping An Insurance where he served as the deputy general manager of group finance department from March 2007 to January 2009, deputy general manager of group planning department from January 2009 to March 2014, and general manager of group treasury department from March 2014 to September 2018. Representing Ping An Insurance during his service at the group, Mr. Choy also served in various directorship roles within the Ping An Group, namely, chairman of China Ping An Insurance Overseas (Holdings) Limited, non-executive director of each of Shenzhen Ping An Fintech Company, Ping An Asset Management (HK) Limited, Ping An Real Estate Company and Ping An Yiqianbao e-commerce Company. Mr. Choy obtained his bachelor’s degree in business administration major in finance from the Hong Kong University of Science & Technology in 1997 and his master’s degree in corporate governance and directorship from the Hong Kong Baptist University in 2014. He also completed the senior executives program in corporate governance at Stanford University in 2016.

Mr. Jinliang Mao has been the chief technology officer of our company since November 2017. He has also been the general manager of Lufax Holding Technology (Shenzhen) Co., Ltd. since September 2018. Mr. Mao has extensive experience in internet technology. He joined Ping An in April 1993 and has since then held various positions relating to information management within Ping An Group. Mr. Mao obtained his bachelor’s degree in engineering from National University of Defense Technology in July 1988 and master’s degree in engineering from National University of Defense Technology in June 1991.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our senior executive officers. Pursuant to these agreements, we are entitled to terminate a senior executive officer’s employment for cause at any time for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. We may also terminate a senior executive officer’s employment without cause upon 60-day advance written notice, and a senior executive officer may terminate his/her employment agreement voluntarily at any time with a 60-day advance written notice. The employment agreements also contain confidentiality, non-disclosure, assignment of intellectual property, non-competition, non-solicitation and non-interference provisions.

We have also entered into indemnification agreements with our directors and senior executive officers. Under these agreements, we agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

Board of Directors

Our board of directors will consist of 12 directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established an audit committee and a nomination and remuneration committee under the board of directors. We have adopted a charter for each of the two committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Rusheng Yang, Mr. Jiming Ha, Mr. Xudong Zhang, Mr. Jason Bo Yao and Mr. Renjie Li, and is chaired by Mr. Rusheng Yang. Each of Mr. Rusheng Yang, Mr. Jiming Ha and Mr. Xudong Zhang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Rusheng Yang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board.

Nomination and Remuneration Committee. Our nomination and remuneration committee consists of Mr. Weidong Li, Mr. Xudong Zhang, Mr. Rusheng Yang, Ms. Sin Yin Tan and Mr. Eddie Siu Wah Law, and is chaired by Mr. Weidong Li. Each of Mr. Weidong Li, Mr. Xudong Zhang and Mr. Rusheng Yang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nomination and remuneration committee assists the board in selecting individuals qualified to become our directors, determining the composition of the board and its committees, reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The nomination and remuneration committee is responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to the board the names of directors to serve as members of the audit committee, as well as of the nomination and remuneration committee itself;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance;

•	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

•	reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Duties of Directors

Under Cayman Islands law, our directors have fiduciary duties, including duties of loyalty and a duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution of the shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; or (ii) dies or is found by our company to be of unsound mind.

Compensation of Directors and Executive Officers

For the year ended December 31, 2019, we paid an aggregate of RMB45.3 million (US$6.4 million) in cash and benefits to our executive officers and directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors or entered into service contracts with our directors providing for benefits upon termination of employment. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing fund.

Share Incentive Plans

Amended and Restated Phase I Share Incentive Plan

In December 2014, we adopted the Phase I Share Incentive Plan, as amended and restated, which we refer to as the 2014 Plan in this prospectus. The maximum aggregate number of shares authorized and reserved under the 2014 Plan is 20,644,803 Class A ordinary shares, all of which are held by Tun Kung Company Limited. As of the date of this prospectus, options to purchase a total of 16,356,910 Class A ordinary shares are outstanding under the 2014 Plan.

The following paragraphs summarize the principal terms of the 2014 Plan.

Grant of options. The 2014 Plan permits us to grant certain amount of options to qualified participants to purchase a specified number of our Class A ordinary shares at a specified price during specified time periods. The options may be vested and exercised subject to certain terms and conditions. Our board of directors determines whether we will grant any options on an annual basis.

Plan administration. Our board of directors determines the participants to receive options, number of options to be granted, time and number of options to be vested, and other terms and conditions of each grant. Our board of directors may delegate relevant authority to a director, a committee of the board, or other designated person (including but not limited to Tun Kung Company Limited) to administer the 2014 Plan. Our board of directors currently delegates Tun Kung Company Limited to administer the 2014 Plan.

Grant notice. Options granted under the 2014 Plan are evidenced by a grant notice that sets forth number of options granted, date of grant, vesting schedule, exercise price, term of effectiveness, exercisable periods, and other terms and conditions.

Eligibility. We may grant options to our employees and other persons determined by our board of directors.

Vesting schedule. Unless otherwise approved by our board of directors, the vesting schedule for each grant is four years, and each grant may start to vest on the first anniversary of the date of grant, with the maximum number of options vested for each year being 25% of such grant.

Exercise of options. Our board of directors determines the exercise price for each grant, which is stated in the grant notice. Unless otherwise stated in the 2014 Plan and the grant notice or determined by the board of directors, options vested will be exercisable on and after the initial exercisable date, prior to the expiration of its term of effectiveness. The initial exercisable date will be determined by our board of directors as they deem appropriate, which may not be earlier than 180 days prior to the occurrence of our initial public offering and may not be later than 30 days after the occurrence of our initial public offering. Options that are vested and exercisable will terminate if they are not exercised prior to the time as stated under the 2014 Plan and the grant notice. Unless otherwise agreed, each grant of options has a term of effectiveness of ten years from its date of grant.

Transfer restrictions. Unless otherwise permitted by the applicable laws and agreed by our board of directors, options may not be transferred, pledged or disposed in any manner by the participants.

Termination and amendment. Our board of directors has the authority to terminate or change the 2014 Plan at any time at its discretion.

Amended and Restated Phase II Share Incentive Plan

In August 2015, we adopted the Phase II Share Incentive Plan, as amended and restated, which we refer to as the 2015 Plan in this prospectus. The maximum aggregate number of shares authorized and reserved under the 2015 Plan is 10,000,000 Class A ordinary shares. As of the date of this prospectus, options to purchase a total of 5,153,936 Class A ordinary shares are outstanding under the 2015 Plan.

The following paragraphs summarize the principal terms of the 2015 Plan.

Grant of options. The 2015 Plan permits us to grant certain amount of options to qualified participants to purchase a specified number of (i) our Class A ordinary shares prior to the occurrence of our initial public offering or (ii) our ordinary shares with a par value of US$0.00001 per share after the occurrence of our initial public offering, at a specified price during specified time periods. The 2015 Plan only applies to options granted prior to this offering. The options may be vested and exercised subject to certain terms and conditions. Our board of directors determines whether we will grant any options on an annual basis.

Plan administration. Our board of directors determines the participants to receive options, number of options to be granted, time and number of options to be vested, number of vested options to be exercised, and other terms and conditions of each grant. Our board of directors may delegate relevant authority to a director, a committee of the board, or other designated person to administer the 2015 Plan. Our board of directors currently delegates Tun Kung Company Limited to administer the 2015 Plan.

Grant notice. Options granted under the 2015 Plan are evidenced by a grant notice that sets forth number of options granted, date of grant, vesting schedule, exercise price, term of effectiveness, exercisable periods, and other terms and conditions.

Eligibility. We may grant options to our employees and other persons determined by our board of directors.

Vesting schedule. Unless otherwise approved by our board of directors, the vesting schedule for each grant is four years, and each grant may start to vest on the first anniversary of the date of grant, with the maximum number of options vested for each year being 25% of such grant.

Exercise of options. Our board of directors determines the exercise price for each grant, which is stated in the grant notice. Unless otherwise stated in the 2015 Plan and the grant notice or determined by the board of directors, options vested will be exercisable on and after the initial exercisable date, prior to the expiration of its term of effectiveness. The initial exercisable date will be determined by our board of directors as they deem appropriate, which may not be earlier than 180 days prior to or six months after the occurrence of our initial public offering, as applicable. Options that are vested and exercisable will terminate if they are not exercised prior to the time as stated under the 2015 Plan and the grant notice. Unless otherwise agreed, each grant of options has a term of effectiveness of ten years from its date of grant.

Transfer restrictions. Unless otherwise permitted by the applicable laws and agreed by our board of directors, options may not be transferred, pledged or disposed in any manner by the participants.

Termination and amendment. Our board of directors has the authority to terminate or change the 2015 Plan at any time at its discretion.

2019 Performance Share Unit Plan

In September 2019, we adopted the 2019 Performance Share Unit Plan, which we refer to as the 2019 Plan in this prospectus. The maximum aggregate number of shares authorized and reserved under the 2019 Plan is 15,000,000 Class A ordinary shares, all of which are held by Tun Kung Company Limited. As of the date of this prospectus, performance share units to purchase a total of 1,906,500 Class A ordinary shares are outstanding under the 2019 Plan.

The following paragraphs summarize the principal terms of the 2019 Plan.

Grant of performance share units. The 2019 Plan permits us to grant certain amount of performance share units to qualified participants to purchase a specified number of (i) our Class A ordinary shares prior to the occurrence of our initial public offering or (ii) our ordinary shares with a par value of US$0.00001 per share after the occurrence of our initial public offering, at a specified price during specified time periods. The performance share units may be vested and exercised subject to certain terms and conditions. Our board of directors determines whether we will grant any performance share units on an annual basis.

Plan administration. Our board of directors, or the plan administrator authorized by our board of directors, may determine the participants to receive performance share units and the number of performance share units to be granted. Our board of directors may further determine time and number of performance share units to be vested, number of vested performance share units to be exercised, and other terms and conditions of each grant.

Our board of directors may delegate relevant authority to a director, a committee of the board, or other designated person to administer the 2019 Plan. Our board of directors currently delegates Tun Kung Company Limited to administer the 2019 Plan.

Grant notice. Performance share units granted under the 2019 Plan are evidenced by a grant notice that sets forth number of performance share units granted, date of grant, vesting schedule, exercise price, exercise method, term of effectiveness, exercisable periods, and other terms and conditions.

Eligibility. We may grant performance share units to our directors, officers, employees, consultants, and other persons determined by our board of directors.

Vesting schedule. Unless otherwise approved by our board of directors, the vesting schedule for each grant is four years, and each grant may start to vest on the first anniversary of the date of grant, with the maximum number of performance share units vested for each year being 25% of such grant.

Exercise of performance share units. Exercise price for each grant is stated in the grant notice, which may be changed by our board of directors at its discretion. Unless otherwise stated in the 2019 Plan and the grant notice or determined by the board of directors, performance share units vested will be exercisable on and after the initial exercisable date, prior to the expiration of its term of effectiveness. The initial exercisable date will be determined by our board of directors as they deem appropriate, which may not be earlier than 180 days prior to or six months after the occurrence of our initial public offering, as applicable. Performance share units that are vested and exercisable will terminate if they are not exercised prior to the time as stated under the 2019 Plan and the grant notice. Unless otherwise agreed, each grant of performance share units has a term of effectiveness of ten years from its date of grant.

Transfer restrictions. Unless otherwise permitted by the applicable laws and agreed by our board of directors, performance share units may not be transferred, pledged or disposed in any manner by the participants.

Termination and amendment. Our board of directors has the authority to terminate or change the 2019 Plan at any time at its discretion.

The following table summarizes, as of the date of this prospectus, the number of Class A ordinary shares under outstanding options, performance share units and other equity awards that we granted to our directors and executive officers, excluding awards that were forfeited or canceled after the relevant grant dates.

Name	Class A Ordinary Shares Underlying Equity Awards Granted	Exercise Price (RMB/Share)	Date of Grant	Date of Expiration
Guangheng Ji	*	Nominal price	April 1, 2020	Various dates between April 1, 2030 and April 1, 2035
Renjie Li	*	50.00 - 118.00	Various dates between January 8, 2016 and December 29, 2017	Various dates between January 8, 2026 and December 29, 2032
Gregory Dean Gibb	*	8.00 - 98.06	Various dates between December 22, 2014 and April 1, 2017	Various dates between December 22, 2024 and April 1, 2032
Yong Suk Cho	*	50.00 - 118.00	Various dates between August 14, 2015 and December 29, 2017	Various dates between August 14, 2025 and December 29, 2032
James Xigui Zheng	*	8.00 -118.00	Various dates between December 22, 2014 and December 29, 2017	Various dates between December 22, 2024 and December 29, 2032
David Siu Kam Choy	*	8.00	December 22, 2014	Various dates between December 22, 2024 and December 22, 2029
Jinliang Mao	*	50.00 - 118.00	Various dates between August 14, 2015 and December 29, 2017	Various dates between August 14, 2025 and December 29, 2032

Note:

(1)	* Less than 1% of our total outstanding shares as of the date of this prospectus.

As of the date of this prospectus, our employees other than directors and executive officers as a group held options and performance share units to purchase 17,450,090 Class A ordinary shares, with exercise prices ranging from a nominal price per share to RMB118.0 per share.

PRINCIPAL [AND SELLING] SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers;

•	each person known to us to beneficially own more than 5% of our total outstanding shares on an as-converted basis; [and]

•	[the selling shareholders.]

The calculations in the table below are based on 1,124,006,331 ordinary shares outstanding as of the date of this prospectus, assuming (1) all issued and outstanding Class B ordinary shares and Class C ordinary shares have been converted into Class A ordinary shares on a one-for-one basis, (2) all the then issued and outstanding Class A ordinary shares and the remaining authorized and unissued Class A ordinary shares will be re-designated and re-classified into ordinary shares on a one-for-one basis immediately prior to this offering; and                      ordinary shares outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs and taking into account the conversion of all outstanding Automatically Convertible Notes upon the closing of this offering but excluding any ordinary shares that may be issued upon the conversion of any outstanding Optionally Convertible Notes as described in “Description of Share Capital—History of Securities Issuances.” All of our shareholders who own our ordinary shares on an as-converted basis have the same voting rights.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	%	Number	%	Number	%
Directors and Executive Officers**:
Guangheng Ji	—	—
Renjie Li	—	—
Gregory Dean Gibb	—	—
Yong Suk Cho (1)	—	—
Jason Bo Yao (2)	—	—
Sin Yin Tan (3)	—	—
Eddie Siu Wah Law (4)	37,835,052	3.4
Peter Jurdjevic(5)	—	—
Jiming Ha	—	—
Rusheng Yang (6)	—	—
Weidong Li (7)	—	—
Xudong Zhang	—	—
James Xigui Zheng	—	—
David Siu Kam Choy(1)	—	—
Jinliang Mao	—	—
All Directors and Executive Officers as a Group	37,835,052	3.4
Principal[ and Selling] Shareholders:
Tun Kung Company Limited (8)	480,095,000	42.7
Ping An Group (9)	474,905,000	42.3

Note:

**	Except as indicated otherwise below, the business address of our directors and executive officers is No. 1333 Lujiazui Ring Road 15/F, Shanghai, People’s Republic of China.
(1)	The business address of Mr. Yong Suk Cho and Mr. David Siu Kam Choy is 19th Floor, Tower A, Shanghai Ping An Building, No. 206 Kaibin Road, Xuhui District, Shanghai, People’s Republic of China.
(2)	The business address of Mr. Jason Bo Yao is 111K Yitian Road No. 5033, Futian District, Shenzhen, Guangdong, People’s Republic of China.
(3)	The business address of Ms. Sin Yin Tan is 109K Yitian Road No. 5033, Futian District, Shenzhen, Guangdong, People’s Republic of China.
(4)

Represents (i) 129,341 Class A ordinary shares held by Anchor Sun Limited, (ii) 513,695 Class A ordinary shares held by Central Echo Limited, (iii) 8,669,310 Class A ordinary shares held by Platinum Scope Limited, (iv) 687,654 Class A ordinary shares held by King Arm Limited, and (v) 27,835,052 Class B ordinary shares held by Key Horizon Limited. Each of Anchor Sun Limited, Central Echo Limited, Platinum Scope Limited, King Arm Limited and Key Horizon Limited is incorporated under the laws of British Virgin Islands, and Mr. Law is the sole director and sole shareholder of Anchor Sun Limited and Central Echo Limited and director of Platinum Scope Limited, King Arm Limited and Key Horizon Limited. The registered address of Anchor Sun Limited, Central Echo Limited, Platinum Scope Limited, King Arm Limited and Key Horizon Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. Platinum Scope Limited is wholly-owned by Zheng He China Fund, L.P., a limited liability partnership established under the laws of the Cayman Islands and whose general partner is ZH GP 3 Limited. King Arm Limited is wholly-owned by Zheng He Lufax Fund II, L.P., a limited liability partnership established under the laws of the Cayman Islands and whose general partner is ZH GP 2 Limited. Key Horizon Limited is wholly-owned by Zheng He Lufax Fund I, L.P., a limited liability partnership established under the laws of the Cayman Islands and whose general partner is ZH GP Limited. Mr. Law is the director and sole shareholder of ZH GP Limited, ZH GP 2 Limited and ZH GP 3 Limited. The registered address of Zheng He China Fund, L.P., Zheng He Lufax Fund II, L.P. and ZH GP 2 Limited and ZH GP 3 Limited is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The registered address of Zheng He Lufax Fund I, L.P. and ZH GP Limited is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(5)	The business address of Mr. Peter Jurdjevic is Qatar Investment Authority, Ooredoo Tower (Building 14), A1 Dafna Street (Street 801), A1 Dafna (Zone 61), Doha, Qatar.
(6)	The business address of Mr. Rusheng Yang is 2609B, Jinzhonghuan Commerce Building, No. 3037 Jintian Road, Futian District, Shenzhen, People’s Republic of China.
(7)	The business address of Mr. Weidong Li is 1603 Pilkem Commercial Centre, 8 Pilkem Street, Kowloon, Hong Kong.
(8)

Represents 480,095,000 Class A ordinary shares held by Tun Kung Company Limited, a British Virgin Islands company. Each of Tongjun Investment Company Limited and Lanbang Investment Company Limited owns 41.0% and 37.4% of the issued and outstanding share capital of Tun Kung Company Limited, respectively. Tongjun Investment Company Limited and Lanbang Investment Company Limited are both British Virgin Islands companies. Each of the two individuals, Mr. Wenwei Dou and Ms. Wenjun Wang, owns 50% of Tongjun Investment Company Limited’s shares. Each of the two individuals, Mr. Xuelian Yang and Mr. Jingkui Shi, owns 50% of Lanbang Investment Company Limited’s shares. Our board of directors currently delegates Tun Kung Company Limited to administer the 2014 Plan, 2015 Plan and 2019 Plan. 35,644,803 of the 480,095,000 Class A ordinary shares held by Tun Kung Company Limited are reserved for our share incentive plans.

Tongjun Investment Company Limited is a company directly held by two individuals, Mr. Wenwei Dou and Ms. Wenjun Wang, as nominee shareholders to hold the shares of Tongjun Investment Company Limited on behalf of certain senior employees of Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries or associates, or the TJ Beneficiaries. Mr. Wenwei Dou is a senior attorney of Ping An

Insurance. The nominee shareholders act upon, and vote and pass shareholders’ resolutions in relation to the matters of Tongjun Investment Company Limited in accordance with instructions from a five-person management committee, or the TJ Management Committee. The five members of the TJ Management Committee, which consist of Jun Yao, Jianrong Xiao, Peng Gao, Wenwei Dou and Wenjun Wang, represent the TJ Beneficiaries in making investment decisions for and supervise the management and operation of Tongjun Investment Company Limited. The five members of the TJ Management Committee are employees of Ping An Group. None of the five members is a director or senior management of Ping An Insurance, or a director, senior management or employee of our company.

The registered address of Lanbang Investment Company Limited, Tongjun Investment Company Limited and Tun Kung Company Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

(9)

Represents 285,000,000 Class A ordinary shares held by An Ke Technology Company Limited, a Hong Kong company and 189,905,000 Class A ordinary shares held by China Ping An Insurance Overseas (Holdings) Limited, a Hong Kong company. An Ke Technology Company Limited is a wholly owned subsidiary of Shenzhen Ping An Financial Technology Consulting Co. Ltd. which is wholly owned by Ping An Insurance (Group) Company of China, Ltd., a company incorporated under the laws of the PRC whose shares are listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The registered address of An Ke Technology Company Limited is Suite 2353, 23/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong. China Ping An Insurance Overseas (Holdings) Limited is a direct wholly-owned subsidiary of Ping An Insurance (Group) Company of China, Ltd. The registered address of China Ping An Insurance Overseas (Holdings) Limited is Suite 2318, 23/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Each shareholder of Lanbang Investment Company Limited, Mr. Jingkui Shi and Mr. Xuelian Yang, has granted an option to An Ke Technology Company Limited to purchase up to 100% of his shares in Lanbang Investment Company Limited, or the Lanbang Offshore Call Options. Lanbang Investment Company Limited holds 37.4% of the shares of Tun Kung Company Limited, which in turn beneficially owns 42.7% of our ordinary shares on an as-converted basis prior to this offering. See note (8) to our ownership table above. Each shareholder of Lanbang Investment Company Limited is entitled to his voting and other rights in Lanbang Investment Company Limited prior to An Ke Technology Company Limited’s exercise of the Lanbang Offshore Call Options.

Lanbang Investment Company Limited has also granted an option to An Ke Technology Company Limited to purchase up to 100% of its shares in Tun Kung Company Limited, or the Tun Kung Offshore Call Options, and together with the Lanbang Offshore Call Options, the Offshore Call Options. Lanbang Investment Company Limited is entitled to its voting and other rights in Tun Kung Company Limited prior to An Ke Technology Company Limited’s exercise of the Tun Kung Offshore Call Options.

The shareholders of Lanbang Investment Company Limited also hold the entire equity interest in Shanghai Lanbang Investment Limited Liability Company, or Shanghai Lanbang, which holds 18.29% of the equity interest in two of our consolidated affiliated entities, Shanghai Xiongguo Corporation Management Co., Ltd. and Shenzhen Lufax Holding Enterprise Management Limited. Each of Mr. Jingkui Shi and Mr. Xuelian Yang has granted an option to Shenzhen Ping An Financial Technology Consulting Co., Ltd, the parent company of An Ke Technology Company Limited, to purchase up to 100% of his equity interest in Shanghai Lanbang, or the Onshore Call Options, and together with the Offshore Call Options, the Call Options.

The Call Options are exercisable concurrently, in whole or in part, during the ten-year period immediately beginning from the date which is one year after the date of this offering. Such ten-year period may be extended by An Ke Technology Company Limited by written notice.

The exercise price of the Offshore Call Options is calculated pursuant to a formula, which is primarily based upon a predetermined value as multiplied by the ratio of the market price of our ADSs representing our ordinary shares plus any dividends and distributions to the price of our shares paid by our A-round investors. If An Ke Technology Company Limited had already exercised an option to call the shares under Tun Kung Offshore Call Options before the first exercise of the option to call the shares under Lanbang Offshore Call Options, the exercise price for the first exercise of the option to call the shares under Lanbang Offshore Call Options shall be increased by an amount calculated based on the proceeds received by Lanbang Investment Company Limited pursuant to the exercise of the Tun Kung Offshore Call Options. The exercise price of the Onshore Call Options is calculated pursuant to another formula, which is primarily based upon a predetermined value plus an amount as adjusted by a premium rate.

In October 2015, in connection with our acquisition of the retail credit facilitation business from Ping An Group, we issued convertible promissory notes in an aggregate principal amount of US$1,953,800,000, or the Notes, to China Ping An Insurance Overseas (Holdings) Limited. On the same date, China Ping An Insurance Overseas (Holdings) Limited agreed to transfer US$937,824,000 of the outstanding principal amount of the Notes and all rights, benefits and interests attached thereunder to An Ke Technology Company Limited. Each of the Notes bears interest from the date of issuance, unless otherwise agreed, at the rate of 0.7375% per annum of the principal amount of each of the Notes outstanding from time to time, which will be payable by us semi-annually until the eighth anniversary of the issuance date of the Notes, or the Maturity Date. Subject to the terms and conditions set forth in each of the Notes, each of China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited has the right in the manner provided in the Notes, as applicable, to convert the whole or any part of the outstanding principal amount of the Notes, as applicable, into our ordinary shares, par value US$0.00001 per share (or its equivalent upon the initial public offering of the shares on the stock exchange, including any American depositary shares representing our ordinary shares), during the period starting from the date which is one year after our listing date to five business days before the Maturity Date (exclusive) at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in each of the Notes. Unless previously converted or purchased and canceled, we shall redeem each of the Notes at 100% of its principal amount together with accrued interests on the Maturity Date.

As of the date of this prospectus, none of our Class A ordinary shares, Class B ordinary shares or Class C ordinary shares are held by record holders in the United States.

Except as described hereof, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders

See “Corporate History and Structure—Contractual Arrangements with Our Principal Consolidated Affiliated Entities.”

Shareholders Agreement

See “Description of Share Capital—History of Securities Issuances.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Management—Share Incentive Plans.”

Transactions with Ping An Group

Summary of Transactions with Ping An Group

For the years ended December 31, 2017, 2018 and 2019 and the six months ended June 30, 2020, we provided various types of services, including loan account management, wealth management product facilitation, technology support and other services, to Ping An Group for an aggregate of RMB897.8 million, RMB745.9 million, RMB1,023.6 million (US$144.9 million) and RMB754.6 million (US$106.8 million) in technology platform based income and other income, respectively. Such income represented 3.2%, 1.8%, 2.1% and 2.9% of our total income for the years ended December 31, 2017, 2018 and 2019 and the six months ended June 30, 2020, respectively.

For the years ended December 31, 2017, 2018 and 2019 and the six months ended June 30, 2020, we had investment income and interest income from Ping An Group in the amount of RMB490.0 million, RMB211.2 million, RMB268.9 million (US$38.1 million) and RMB139.9 million (US$19.8 million), respectively, in connection with our investment products issued or managed by Ping An Group and bank deposit at Ping An Group, representing 1.8%, 0.5%, 0.6% and 0.5% of our total income for the years ended December 31, 2017, 2018 and 2019 and the six months ended June 30, 2020, respectively.

For the years ended December 31, 2017, 2018 and 2019 and the six months ended June 30, 2020, we had total expenses to Ping An Group in the amount of RMB2041.6 million, RMB2152.3 million, RMB2551.0 million (US$361.1 million) and RMB1409.0 million (US$199.4 million), respectively, primarily in connection with technology support, transaction settlement, custodian, accounting processing, HR support, data communication and customer acquisition services provided by Ping An Group to us, representing 10.5%, 9.9%, 9.0% and 9.0% of our total expenses for the years ended December 31, 2017, 2018 and 2019 and the six months ended June 30, 2020, respectively.

We incurred interest expense to Ping An Group in the aggregate amount of RMB427.0 million, RMB637.4 million, RMB154.3 million (US$21.8 million) and RMB70.1 million (US$9.9 million), respectively, for the years ended December 31, 2017, 2018 and 2019 and the six months ended June 30, 2020, in connection with borrowings from Ping An Group and interest paid to Ping An Group for its subscription in the consolidated wealth management products managed by us, representing 2.2%, 2.9%, 0.5% and 0.5% of our total expenses for the years ended December 31, 2017, 2018 and 2019 and the six months ended June 30, 2020, respectively.

We had cash balances of RMB18.8 billion, RMB17.5 billion, RMB14.6 billion (US$2.1 billion) and RMB13.2 billion (US$1.9 billion) held at banks who are affiliates with Ping An Group as of December 31, 2017, 2018 and 2019 and June 30, 2020, respectively, representing 10.4%, 14.8%, 9.8% and 6.9% of our total assets as of December 31, 2017, 2018 and 2019 and June 30, 2020, respectively.

We had account and other receivables and contract assets due from Ping An Group in the amount of RMB8,346.0 million, RMB2,606.6 million, RMB2,784.8 million (US$394.2 million) and RMB2,243.7 million (US$317.6 million) as of December 31, 2017, 2018 and 2019 and June 30, 2020, respectively, representing 4.6%, 2.2%, 1.9% and 1.2% of our total assets as of December 31, 2017, 2018 and 2019 and June 30, 2020, respectively.

As of December 31, 2017, 2018 and 2019 and June 30, 2020, we had balance of financial assets at amortized cost and financial investments (loans and receivables) with Ping An Group in the amount of RMB7,546.2 million, RMB1,497.9 million, RMB6,903.3 million (US$977.1 million) and RMB5,902.4 million (US$835.4 million), respectively, primarily in connection with certain asset management plan products we purchased from Ping An Group, representing 4.2%, 1.3%, 4.6% and 3.1% of our total assets as of December 31, 2017, 2018 and 2019 and June 30, 2020, respectively.

As of December 31, 2017, 2018 and 2019 and June 30, 2020, in addition to the convertible promissory notes we issued to PAOH as described below, we had borrowings due to Ping An Group in the amount of RMB12,355.5 million, RMB2,334.6 million, nil and nil, respectively, representing 7.8%, 2.8%, nil and nil of our total liabilities as of December 31, 2017, 2018 and 2019 and June 30, 2020, respectively. The interest rates for these borrowings ranged from 3.0% to 8.2%.

As of December 31, 2017, 2018 and 2019 and June 30, 2020, we had account and other payables and contract liabilities due to Ping An Group in the amount of RMB2,165.0 million, RMB4,018.7 million, RMB2,521.4 million (US$356.9 million) and RMB462.5 million (US$65.5 million), respectively, representing 1.4%, 4.8%, 2.5% and 0.3% of our total liabilities as of December 31, 2017, 2018 and 2019 and June 30, 2020, respectively.

Convertible Promissory Notes Issued to China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited

In October 2015, in connection with our acquisition of the retail credit facilitation business from Ping An Group, we issued convertible promissory notes in an aggregate principal amount of US$1,953,800,000, or the Notes, to China Ping An Insurance Overseas (Holdings) Limited, or PAOH. The acquisition was consummated in May 2016. On the same date, PAOH agreed to transfer US$937,824,000 of the outstanding principal amount of the Notes and all rights, benefits and interests attached thereunder to An Ke Technology Company Limited, or An Ke.

Each of the Notes bears interest from the date of issuance, unless otherwise agreed, at the rate of 0.7375% per annum of the principal amount of each of the Notes outstanding from time to time, which will be payable by us semi-annually until the eighth anniversary of the issuance date of the Notes, or the Maturity Date. Subject to the terms and conditions set forth in each of the Notes, each of PAOH and An Ke has the right in the manner provided in the Notes, as applicable, to convert the whole or any part of the outstanding principal amount of the Notes, as applicable, into our Class A ordinary shares, par value US$0.00001 per share (or its equivalent upon the initial public offering of the shares on the stock exchange, including any American depositary shares representing our ordinary shares), during the period starting from the date which is one year after our listing date to five business days before the Maturity Date (exclusive) at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in each of the Notes. Unless previously converted or purchased and canceled, we shall redeem each of the Notes at 100% of its principal amount together with accrued interest on the Maturity Date.

For the years ended December 31, 2017, 2018 and 2019, the contractual interest we were required to pay in relation to the convertible promissory notes were US$7.5 million, US$7.5 million and US$7.5 million to PAOH and US$6.9 million, US$6.9 million and US$6.9 million to An Ke, respectively.

Capital Contribution in Ping An Consumer Finance Co., Ltd.

On December 4, 2019, we and Ping An Insurance established Ping An Consumer Finance Co., Ltd., or Ping An Consumer Finance, by contributing RMB3.5 billion and RMB1.5 billion, respectively, as registered capital. Ping An Consumer Finance commenced its operations after obtaining approval from the CBIRC in April 2020, and the capital contributed by Ping An Insurance amounting to RMB1.5 billion was recorded as non-controlling interests. See “Corporate History and Structure” for additional descriptions on Ping An Consumer Finance.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (Revised) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital is US$50,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.00001 each, of which: (i) 4,000,000,000 shares are designated as Class A ordinary shares, (ii) 500,000,000 shares are designated as Class B ordinary shares; and (iii) 500,000,000 shares are designated as Class C ordinary shares. Immediately prior to this offering, (1) all of our issued and outstanding Class B ordinary shares and Class C ordinary shares will be automatically converted into                  Class A ordinary shares on a one-for-one basis, (2) the remaining authorized and unissued Class B ordinary shares and Class C ordinary shares will be re-designated and re-classified into Class A ordinary shares, (3) all of the then issued and outstanding Class A ordinary shares and the remaining authorized and unissued Class A ordinary shares will be re-designated and reclassified into ordinary shares on a one-for-one basis. Immediately prior to this offering, our authorized share capital will be US$100,000 divided into 10,000,000,000 shares of US$0.00001 par value each.

We plan to adopt an amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering and will replace our existing amended and restated memorandum and articles of association in their entirety. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our shares.

Shares

General

Immediately after the completion of this offering, we will have                  shares issued and outstanding, assuming the underwriters do not exercise their option to acquire additional ADSs and taking into account the conversion of all outstanding Automatically Convertible Notes upon the closing of this offering but excluding any ordinary shares that may be issued upon the conversion of any outstanding Optionally Convertible Notes as described in “—History of Securities Issuances—C-Round Restructuring Convertible Notes.” All of our outstanding shares are fully paid and non-assessable. Certificates representing the shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Our company will issue only non-negotiable shares, and will not issue bearer or negotiable shares.

Dividends

Subject to the Companies Law, the company in general meeting or our directors may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides, (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay interim dividends, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us. In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. Our shareholders may, upon the recommendation of our directors, by ordinary resolution resolve in respect of any particular dividend that, notwithstanding the foregoing, a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and reverted to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Voting Rights

On a show of hands each shareholder is entitled to one vote or, on a poll, each shareholder is entitled to one vote for each share, on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting is by show of hands of shareholders who are present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, unless a poll is demanded.

A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is duly registered as our shareholder and all calls or installments due by such shareholder to us have been paid.

If a clearing house (or its nominee(s)) or a central depositary entity, being a corporation, is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders, provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the clearing house or central depositary entity (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or central depositary entity (or its nominee(s)) including the right to vote individually in a show of hands.

Transfer of Shares

Subject to any applicable restrictions set forth in our articles of association, including, for example, the board of directors’ discretion to refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under share incentive plans for employees upon which a restriction on transfer imposed thereby still subsists, or a transfer of any share to more than four joint holders, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the NYSE or in another form that our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•

the instrument of transfer is lodged with us and is accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required); and

•	fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

Liquidation

Subject to any future shares which are issued with specific rights, (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up (whether the liquidation is voluntary or by the court), the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on Shares and Forfeiture of Shares

Subject to our post-offering amended and restated memorandum and articles of association and to the terms of allotment our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment.

The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares

We are empowered by the Companies Law and our post-offering amended and restated memorandum and articles of association to purchase our own shares, subject to certain restrictions.

Our directors may only exercise this power on our behalf, subject to the Companies Law, our post-offering memorandum and articles of association and to any applicable requirements imposed from time to time by the NYSE, the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed.

Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law, no such share may be redeemed or repurchased (1) unless it is fully paid up, (2) if such redemption or repurchase would result in there being no shares outstanding, or (3) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by (i) the creation or issue of further shares ranking pari passu with such existing class of shares or (ii) the creation, establishment or issue of shares of any other class of share with preferred or other rights (including, without limitation, the creation of shares with enhanced or weighted voting rights) pursuant to the post-offering amended and restated memorandum and articles of association.

Inspection of Books and Records

Holders of our shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares

Our post-offering amended and restated memorandum and articles of association authorizes our board of directors to create, establish and issue additional shares and (without approval of the shareholders) divide the shares of the Company into different classes from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more classes or series of shares and to determine, with respect to any classes or series of shares, the terms and rights of that class or series, including:

•	the designation (or re-designations as the case may be) of the class or series;

•	the number of shares of the class or series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of shares.

Anti-Takeover Provisions

Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to create, establish and issue shares in one or more class or series and to designate the price, rights, preferences, privileges and restrictions of such shares without any further vote or action by our shareholders.

Register of Members

In accordance with Section 48 of the Companies Law, the register of members is prima facie evidence of the registered holder or member of shares of a company. Therefore, a person becomes a registered holder or member of shares of the company only upon entry being made in the register of members. Our directors will maintain one register of members, at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands, which provides us with corporate administrative services. We will perform the procedures necessary to register the shares in the register of members as required in “PART III – Distribution of Capital and Liability of Members of Companies and Associations” of the Companies Law, and will ensure that the entries on the register of members are made without any delay.

The depositary (or its nominee) will be included in our register of members as the only holder of the ordinary shares underlying the ADSs in this offering. The ordinary shares underlying the ADSs are not shares in bearer form, but are in registered form and are “non-negotiable” or “registered” shares in which case the ordinary shares underlying the ADSs can only be transferred on the books of the company in accordance with Section 166 of the Companies Law.

Further, Section 46 of the Companies Law provides for recourse to be available to our investors in case we fail to update our register of members. In the event we fail to update our register of member, the depositary, as the aggrieved party, may apply for an order with the courts of the Cayman Islands for the rectification of the register.

General Meetings of Shareholders and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering amended and restated memorandum and articles of association provide that we may, but are not obliged to hold in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors. Advance notice of at least seven clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated memorandum and articles of association allow any two or more shareholders holding shares representing in aggregate not less than one-third of the total voting rights in the paid up capital of our company, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Election and Removal of Directors

Unless otherwise determined by our company in general meeting, our post-offering amended and restated memorandum and articles of association provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-appointment at a meeting of the shareholders or re-appointment by the board of directors.

Our shareholders may also appoint any person to be a director by way of ordinary resolution.

A director may be removed with or without cause by ordinary resolution.

Proceedings of Board of Directors

Our post-offering amended and restated memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

Our post-offering amended and restated memorandum and articles of association provide that the board may from time to time at its discretion exercise all powers of our company to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and (subject to the Companies Law) issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Alteration of Capital

Our shareholders may from time to time by ordinary resolution in accordance with the Companies Law:

•	increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•

divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions that in the absence of any such determination in a general meeting may be determined by our directors;

•

sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum of association, subject nevertheless to the Companies Law, so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preferred, deferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with the others, as we have power to attach to unissued or new shares; and

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled subject to the provisions of the Companies Law.

Our shareholders may by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	subject to its memorandum and articles of association, an exempted company’s register of members is not required to be open to inspection;

•	subject to its memorandum and articles of association, an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, we currently intend to comply with the NYSE rules in lieu of following home country practice after the closing of this offering.

Exclusive Forum

Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England.

In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to United States corporations and companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge actions where:

•	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	an act which constitute a fraud against the minority where the wrongdoer are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our post-offering amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company:

•	a duty to act in good faith in the best interests of the company,

•	a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so),

•	a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and

•	a duty to exercise powers for the purpose for which such powers were intended.

A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands law, a company may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held by amending the articles of association.

Our post-offering amended and restated memorandum and articles of association do not allow shareholders to act by written resolutions.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

With respect to shareholder proposals, Cayman Islands law is essentially the same as Delaware law. The Companies Law does not provide shareholders with an express right to put forth any proposal before an annual meeting of the shareholders. However, the Companies Law may provide shareholders with limited rights to requisition a general meeting but such rights must be stipulated in the articles of association of the company.

Any two or more shareholders holding not less than one-third of the votes attaching to the total issued and paid up share capital of the company at the date of deposit of the requisition shall at all times have the right, by written requisition to the board of directors or the secretary of the company, to require an extraordinary general meeting to be called by the board of directors for the transaction of any business specified in such requisition.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for election of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years.

This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under the Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements. See “Where You Can Find Additional Information.”

History of Securities Issuances

The following is a summary of our securities issuances in the past.

Class A Ordinary Shares

On December 2, 2014, we were incorporated under the laws of Cayman Islands. On the same day, we issued one Class A Ordinary Share to the initial subscriber, which was transferred to Lanbang Investment Company Limited on the same day. On the same day, we issued 949,999,999 Class A Ordinary Shares, among which (i) 173,744,732 Class A Ordinary Shares to Lanbang Investment Company Limited, (ii) 280,705,464 Class A Ordinary Shares to Tongjun Investment Company Limited, (iii) 20,644,803 Class A Ordinary Shares to Linzhi Jinsheng Investment Company Limited, and (iv) 474,905,000 Class A Ordinary Shares to An Ke Technology Company Limited, for a nominal consideration in connection with our corporate restructuring to mirror the then-shareholding structure in Shanghai Lujiazui International Financial Asset Exchange Co. Ltd.

As part of the reorganization, we acquired 40% equity interest in each of Ping An Jixin (Shanghai) Investment Management Co., Ltd. and Chongqing Chongjinsuo Enterprise Management Company in 2018. Upon the completion of the transaction, we issued 22,146,871 Class A Ordinary Shares to Honor Reliance Development Limited, for a nominal consideration on June 12, 2018. Ping An Jixin (Shanghai) Investment Management Co., Ltd., Chongqing Chongjinsuo Enterprise Management Company and Honor Reliance Development Limited are all controlled by the same person.

On December 24, 2019, we issued 15,000,000 Class A Ordinary Shares to Tun Kung Company Limited to be reserved for share awards available under our 2019 Plan.

Class B Ordinary Shares

On March 23, 2015 and January 15, 2016, we issued a total of 73,124,858 Class B Ordinary Shares for a total consideration of US$776.6 million to our A-round investors, namely, Key Horizon Limited, CDH Merivale

Limited, Fintech Investment Co. Ltd., Sino Delightful Holdings Limited, Ease Run Global Limited, Fung Shing Investments Ltd., Excelwit Investments Limited, Guosheng Internet Investment L.P. and Union Expert Investment Holding Limited.

On January 15, 2016, we issued a total of 62,071,988 Class B Ordinary Shares for a total consideration of approximately US$924 million to our B-round investors, namely, Bank of China Group Investment Limited, Chia Tai Bright Enterprise Limited, Spectron Enterprises Limited, Magic Continent Limited, CMBC International Holdings Limited, Country Garden Holdings Company Limited, Guotai Junan Finance (Hong Kong) Limited, Guosheng Internet Investment L.P., Lu Hu Investment Company Limited and Fung Shing Investments Ltd.

Class C Ordinary Shares

On November 29, 2018 and January 31, 2019, we issued a total of 46,949,725 Class C Ordinary Shares for a total consideration of approximately US$1,411.9 million to our C-round investors, namely, F3 Holding LLC, DIC Holding LLC, HS Investments AP13 Limited, HS Investments (A) L.P., HS Investments (C) Limited, So Cheung Wing, Lux Holdings Limited, LionRock LJS L.P. (formerly known as LionRock Money L.P.), All-Stars PESP V Limited, Macquarie Capital Asian Fintech Investments Holdings LP, SBI Hong Kong Holdings Co., Limited, SBI AI&Blockchain Investment LPS, J.P. Morgan Securities LLC, UBS AG, London Branch, Hermitage Galaxy Fund SPC (on behalf of, Hermitage Fund Four SP), Broad Street Principal Investments L.L.C., United Overseas Bank Limited, Bangkok Bank Public Company Limited, Sabre Capital (Mauritius) Limited.

C-Round Restructuring Convertible Notes

On September 30, 2020, we issued automatically convertible promissory notes and optionally convertible promissory notes (together, the C-Round Restructuring Convertible Notes) in a total principal amount of US$1,361,925,000 to certain holders of our Class C ordinary shares in exchange for a total of 45,287,111 Class C ordinary shares held by them. These holders are F3 Holding LLC, DIC Holding LLC, HS Investments AP13 Limited, So Cheung Wing, Lux Holdings Limited, LionRock LJS L.P., All-Stars PESP V Limited, Macquarie Capital Asian Fintech Investments Holdings LP, SBI Hong Kong Holdings Co., Limited, SBI AI&Blockchain Investment LPS, HS Investments (A) L.P., HS Investments (C) Limited, UBS AG, London Branch, Hermitage Galaxy Fund SPC on behalf of Hermitage Fund Four SP, Broad Street Principal Investments L.L.C., United Overseas Bank Limited, Sabre Capital (Mauritius) Limited, Rajendra Singh 2011 Florida Trust FBO Hersh Raj Singh, Rajendra Singh 2011 Florida Trust FBO Samir Raj Singh, LMA SPC for the account of Map 248 Segregated Portfolio, Aaron Nieman, Blaine Marder, J.P. Morgan Securities LLC and Generation Growth Investors Limited.

The automatically convertible promissory notes, or the Automatically Convertible Notes, shall be mandatorily and automatically converted into our ordinary shares upon the closing of this offering. The number of ordinary shares to be issued to the holder of Automatically Convertible Note(s) upon the automatic conversion shall be determined by dividing the outstanding principal amount of Automatically Convertible Note(s) by the price per ordinary share issued by us in this offering, subject to adjustments. The Automatically Convertible Notes bear interest from (and excluding) the date of issuance at the rate of 6% per annum of the principal amount outstanding, which will be payable by us upon the conversion of the notes at the closing of this offering.

Pursuant to the optionally convertible promissory notes, or the Optionally Convertible Notes, at any time during the period commencing on the closing of this offering and ending on the business day immediately prior to September 30, 2023, the holder of Optionally Convertible Note(s) shall have the right (but not the obligation) to require the Company to convert all or any portion of the outstanding principal amount of the Optionally Convertible Note(s) into ordinary shares; and at any time during the period commencing on the first anniversary of the closing of this offering and ending on the business day immediately prior to September 30, 2023 we shall have the right (but not the obligation) to require the holders to convert all (but not less than all) of the outstanding principal amount of Optionally Convertible Note(s) into ordinary shares, so long as the closing price of the ADSs representing the ordinary shares during a specified period of time is at least 125% of approximately US$30.07 per ordinary share. The conversion price for the Optionally Convertible Notes is approximately US$30.07 per ordinary share, subject to adjustments, and the Optionally Convertible Notes can be converted into an aggregate of 38,493,660 ordinary shares without giving effect to any anti-dilutive adjustments. The Optionally Convertible Notes bear interest from (and excluding) the date of issuance at the rate of 6% per annum of the principal amount outstanding, which will be payable by us upon each of the first and second anniversary of date of issuance as well as the earlier of September 30, 2023 or the date(s) of conversion until the notes become fully repaid or converted.

Holders of the C-Round Restructuring Convertible Notes and certain of our other shareholders have agreed to lockup restrictions in connection with the issuance of the C-Round Restructuring Convertible Notes. See “Underwriting.”

Shareholders Agreement

We entered into our amended and restated shareholders agreement on January 31, 2019 with our shareholders, which consist of holders of our Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares.

The shareholders agreement provides for certain shareholders’ rights, including information rights, right to subscribe for new shares, right of first offer and tag along right and contains provisions governing our board of directors and other corporate governance matters. Except for the registration rights, all shareholders’ rights, as well as the provisions governing the board of directors, will automatically terminate upon the completion of this offering.

Securityholders Agreement

We entered into our securityholders agreement on September 30, 2020 with An Ke Technology Company Limited, China Ping An Insurance Overseas (Holdings) Limited, Tun Kung Company Limited and our securityholders, which consist of holders of the C-Round Restructuring Convertible Notes. For more details, see “—C-Round Restructuring Convertible Notes.”

The securityholders agreement provides for certain securityholders’ rights, including information rights, right to subscribe for new shares, right of first offer and tag along right and contains provisions governing our board of directors and other corporate governance matters. Except for the registration rights, all securityholders’ rights, as well as the provisions governing the board of directors, will automatically terminate upon the completion of this offering.

Registration Rights

Pursuant to our current shareholders agreement and securityholders agreement, we shall procure the listing of the shares held by the shareholders at the same time as a qualified initial public offering and, if applicable, the shareholders shall be given customary registration rights in relation to the shares held to the extent that such rights are required to enable the shareholders’ shares to be traded on the relevant securities or stock exchange. The registration rights shall terminate after the expiration of the market stand-off period after a qualified listing.

Option and Performance Share Unit Grants

We have granted options and performance share units to purchase our shares to certain of our directors, executive officers and employees under the share incentive plans, for their past and future services. See “Management—Share Incentive Plans.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. - Hong Kong, located at 9/F, Citi Tower, One Bay East, 83 Hon Hai Road, Kwun Tong, Kowloon, Hong Kong.

We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-[            ] when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, [ratio] ordinary shares that are on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-Share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Ordinary Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary share ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The depositary will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary; or

•	It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to subscribe for additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we request that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary; or

•	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

Upon completion of the offering, the ordinary shares being offered pursuant to the prospectus will be deposited by us [and by the selling shareholders] with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in the prospectus.

After the closing of the offer, the depositary may create ADSs on your behalf if you or your broker deposit the ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the ordinary shares.

•

The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by U.S. and Cayman Islands law considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital.”

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs as follows:

•

In the event of voting by show of hands, the depositary will vote (or cause the custodian to vote) all ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.

•

In the event of voting by poll, the depositary will vote (or cause the Custodian to vote) the ordinary shares held on deposit in accordance with the voting instructions received from the holders of ADSs.

Securities for which no voting instructions have been received will not be voted (except [(a) as set forth above in the case voting is by show of hands, (b) in the event of voting by poll, holders of ADSs in respect of which no timely voting instructions have been received shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the ordinary shares represented by such holders’ ADSs; provided, however, that no such discretionary proxy shall be given with respect to any matter to be voted upon as to which we inform the depositary that (i) we do not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of ordinary shares may be adversely affected, and (c)] as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

•  Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares)

Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled
• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held
• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

Service	Fees
• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

•  Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).

Up to U.S. 5¢ per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•

the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

•	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

[In connection with any termination of the deposit agreement, the depositary may make available to owners of ADSs a means to withdraw the ordinary shares represented by ADSs and to direct the depositary of such ordinary shares into an unsponsored American depositary share program established by the depositary. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees.]

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of association or in any provisions of or governing the securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.

•

Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) is governed by the laws of the Cayman Islands.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY.

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, whether the ADS holder purchased the ADSs in this offering or secondary transactions, even if the ADS holder subsequently withdraws the underlying ordinary shares. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Jurisdiction

We have agreed with the depositary that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or relating in any way to the deposit agreement.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have                      ADSs outstanding, representing                      ordinary shares, or approximately             % of our outstanding ordinary shares assuming the underwriters do not exercise their option to purchase additional ADSs and taking into account the conversion of all outstanding Automatically Convertible Notes upon the closing of this offering but excluding any ordinary shares that may be issued upon the conversion of any outstanding Optionally Convertible Notes as described in “Description of Share Capital—History of Securities Issuances.” All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. While we intend to list the ADSs on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop in our ordinary shares not represented by the ADSs.

Lock-Up Agreements

[We have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

Furthermore, [each of our directors, officers and existing shareholders] has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. [These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any. These parties collectively own [all of] our outstanding ordinary shares, without giving effect to this offering.

In addition, certain of our principal shareholders have agreed to be subject to additional lock-up restrictions for a period of 12 months from the date of this prospectus, with respect to all or a portion of their ADSs, ordinary shares or similar securities. Furthermore, holders of the Automatically Convertible Notes and Optionally Convertible Notes have agreed to be subject to similar lock-up restrictions for a period of at least six months from the date of this prospectus. See “Underwriting” for more information.]

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.]

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•

1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately                      ordinary shares immediately after this offering (taking into account the conversion of all outstanding Automatically Convertible Notes upon the closing of this offering but excluding any ordinary shares that may be issued upon the conversion of any outstanding Optionally Convertible Notes as described in “Description of Share Capital.”); or

•

the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, on the NYSE, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us and the holders of our ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (2020 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

(1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of 20 years from December 16, 2014.

People’s Republic of China Taxation

Although we are incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the Enterprise Income Tax Law. The Enterprise Income Tax Law and its implementation rules provide that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes. The implementing rules of the Enterprise Income Tax Law merely define the “de facto management body” as the “organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.” In April 2009, the State Administration of Taxation issued the Circular Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its ‘‘de facto management body’’ in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China. Based on a review of the facts and circumstances, we do not believe that Lufax Holding Ltd should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law and its implementation rules. The tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If Lufax Holding Ltd were to be considered a PRC resident enterprise, then PRC income tax at a rate of 10% would generally be applicable to any gain realized on the transfer of our ADSs or ordinary shares by investors that are “non-resident enterprises” of the PRC and to any interest or dividends payable by us to such investors. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Lufax Holding Ltd would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that Lufax Holding Ltd is treated as a PRC resident enterprise. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs generally will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs generally will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we intend to treat our consolidated affiliated entities (including their subsidiaries, if any) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of our consolidated affiliated entities for U.S. federal income tax purposes, the composition of our income and assets would change and we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our consolidated affiliated entities (including their subsidiaries, if any) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including the expected proceeds from this offering, and projections as to the market price of our ADSs immediately following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and assets. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our consolidated affiliated entities for U.S. federal income tax purposes, our risk of becoming classified as a PFIC may substantially increase. It is also possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our company being or becoming a PFIC for the current or future taxable years. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

(i)	Dividends

The gross amount of any distributions paid on our ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the NYSE will generally be considered to be readily tradable on an established securities market in the United States. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be potentially eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares (see “Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

(ii)	Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year at the time of disposition. The deductibility of a capital loss may be subject to limitations.

Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, and if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income for foreign tax credit purposes. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as PRC source income, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

(iii)	Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, our consolidated affiliated entities or any of the subsidiaries of our consolidated affiliated entities is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our consolidated affiliated entities or any of the subsidiaries of our consolidated affiliated entities.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We expect that our ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the NYSE, provided that they are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax considerations of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

UNDERWRITING

We[, the selling shareholders] and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions set out in the underwriting agreement, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C., BofA Securities, Inc., UBS Securities LLC, HSBC Securities (USA) Inc. and China PA Securities (Hong Kong) Company Limited are acting as the representatives of the underwriters. The underwriters and the representatives are collectively referred to as the “underwriters”.

Underwriter	Number of ADSs
Goldman Sachs (Asia) L.L.C.
BofA Securities, Inc.
UBS Securities LLC
HSBC Securities (USA) Inc.
China PA Securities (Hong Kong) Company Limited
Morgan Stanley & Co. LLC
CLSA Limited
Jefferies LLC

Total

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us[ and the selling shareholders] and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriting agreement provides that the underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken, other than those ADSs covered by the option to purchase additional ADSs described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We[ and the selling shareholders] have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Goldman Sachs & Co. LLC. China PA Securities (Hong Kong) Company Limited is not a broker-dealer registered with the SEC. China PA Securities (Hong Kong) Company Limited has agreed that it does not intend to and will not offer or sell any of our ADSs in the United States or to U.S. persons in connection with this offering. CLSA Limited is not a broker-dealer registered with the SEC. CLSA Limited has agreed that it does not intend to and will not offer or sell any of our ADSs in the United States or to U.S. persons in connection with this offering.

The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queens Road, Central, Hong Kong. The address of BofA Securities, Inc. is One Bryant Park, New York, NY 10036, United States. The address of UBS Securities LLC is 1285 Avenue of the Americas, New York, New York 10019, United States. The address of HSBC Securities (USA) Inc. is 452 Fifth Avenue, T8, New York, NY, 10018, United States. The address of China PA Securities (Hong Kong) Company Limited is Units 3601, 07 & 11-13, 36/F, The Center, 99 Queen’s Road Central, Hong Kong. The address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, New York 10036, United States. The address of CLSA Limited is 18/F, One Pacific Place, 88 Queensway, Hong Kong. The address of Jefferies LLC is 520 Madison Avenue, New York, NY 10022, United States.

We [and the selling shareholders] have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                additional ADSs from us                 [and                additional ADSs from the selling shareholders] at the initial public offering price listed on the cover page of this prospectus, less the underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above and will offer the additional ADSs on the same term as those on which the ADSs are being offered.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$                 per ADS from the initial public offering price. After the initial public offering, the offering price and other selling terms may from time to time be varied by the underwriters.

The underwriting fee is equal to the public offering price per ADS less the amount paid by the underwriters to us per ADS. The underwriting fee is US$                per ADS. The following table summarizes the compensation and estimated expenses we[ and the selling shareholders] will pay:

Total
	Per ADS	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Initial public offering price	$	$	$
Underwriting discounts and commissions paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$
[Underwriting discounts and commissions paid by the selling shareholders ]	$	$	$
[Proceeds, before expenses, to the selling shareholders ]	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately US$                .

[We have agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, we will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs; (ii) enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; (iii) submit or file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or (iv) publicly disclose the intention to make any offer, sale, pledge, disposition or filing, in each case regardless of whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.]

[Our directors, officers and existing shareholders[, including the selling shareholders] have agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, they will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs or (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs, whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise, or (iii) publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement. The restrictions described in the preceding sentence are referred to as the “Lock-up Restrictions.” Besides the Lock-up Restrictions during the 180-day period, An Ke Technology Company Limited and China Ping An Insurance Overseas (Holdings) Limited have agreed that they will be subject to the Lock-up Restrictions for a period of 12 months from the date of this prospectus with respect to all of their ordinary shares, ADSs and other similar securities. Tun Kung Company Limited has agreed that they will be subject to the Lock-up Restrictions for a period of 12 months from the date of this prospectus with respect to one third of their ordinary shares, ADSs and other similar securities.]

In addition, holders of the Automatically Convertible Notes have agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, they will be subject to the Lock-up Restrictions for a period of six months from the date of this prospectus with respect to fifty percent of the ordinary shares issued upon conversion of the Automatically Convertible Notes, and for a period of 12 months commencing from the date of this prospectus with respect to the remaining fifty percent of such ordinary shares.

Holder of the Optionally Convertible Notes have agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, they will be subject to the Lock-up Restrictions for a period of 12 months commencing from the date of this prospectus with respect to all of the ordinary shares issued upon conversion of the Optionally Convertible Notes.

We have applied to list our ADSs on the NYSE under the symbol “LU”.

Prior to this offering, there has been no public market for our ordinary shares or the ADSs. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the ADSs following this offering. Among the factors considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. We cannot assure you that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active trading market for the ADSs will develop and continue after this offering.

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales in accordance with Regulation M under the Exchange Act. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities, and if these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the NYSE, the over-the-counter market or otherwise.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or one or more securities dealers, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. Internet distributions will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, market making, financing and brokerage activities and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, commercial and investment banking services and other services for us and for persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. These investments and securities activities may involve securities and/or instruments of us and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also make or communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or financial instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such assets, securities and instruments.

China PA Securities (Hong Kong) Company Limited, an underwriter in this offering, is an indirect subsidiary of Ping An Insurance, one of our principal shareholders. Ping An Insurance shares two common directors with us. See “Corporate History and Structure—Our Relationship with Ping An Group” for a more detailed description of our relationship with Ping An Group.

[At our request, the underwriters have reserved up to                % of the ADSs being offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale, at the initial public offering price, to some of our directors, officers, existing shareholders, employees, and business associates and related persons. The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.]

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the ADSs may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act. The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Bermuda

The ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the ADSs for the purposes of the Securities and Investment Business Act, 2010, or SIBA or the Public Issuers Code of the British Virgin Islands.

The ADSs may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial

Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognized exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has a net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

Canada

The ADSs may be sold only to purchasers resident or located in the Provinces of Ontario, Québec, Alberta and British Columbia, purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs or ordinary shares, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

Dubai International Financial Center

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs which are the subject of the offering contemplated by this document may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no ADSs have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and our company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ADSs being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, have not been, directly or indirectly, offered or sold and will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and the other applicable laws and regulations of Japan. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the

Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macao.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than

•

to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA,

•

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(i)

to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Solely for purposes of the notification requirements under Section 309B(1)(c) of the SFA, the ADSs are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority Neither this document nor any other offering or marketing material relating to the ADSs constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor our company nor the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs are not subject to the supervision by, any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates

The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ADSs in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

•

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Fee	US$
Stock Exchange Market Entry and Listing Fee	US$
Printing and Engraving Expenses	US$
Legal Fees and Expenses	US$
Accounting Fees and Expenses	US$
Miscellaneous	US$

Total	US$

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Kirkland & Ellis International LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by Haiwen & Partners and for the underwriters by Zhong Lun Law Firm. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Haiwen & Partners with respect to matters governed by PRC law. Kirkland & Ellis International LLP may rely upon Zhong Lun Law Firm with respect to matters governed by PRC law.

EXPERTS

The financial statements of Lufax Holding Ltd as of December 31, 2019, 2018, and 2017 and January 1, 2017, and for each of the three years ended December 31, 2019 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 6/F DBS Bank Tower, 1318 Lu Jia Zui Ring Road, Pudong New Area, Shanghai, 200120, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form F-1, including the relevant exhibits, with the SEC under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement of which this prospectus is a part we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares.

All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

Lufax Holding Ltd

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Lufax Holding Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Lufax Holding Ltd and its subsidiaries (the “Company”) as of December 31, 2019, 2018, 2017 and January 1, 2017, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, 2018, 2017 and January 1, 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 3.2 to the consolidated financial statements, the Company changed the manner in which it accounts for financial instruments in 2018.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

July 28, 2020

We have served as the Company’s auditor since 2013.

LUFAX HOLDING LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2017	2018	2019
		RMB’000	RMB’000	RMB’000
Technology platform-based income		17,221,116	32,221,439	41,929,077
Retail credit facilitation service fees	6	15,335,981	29,575,994	39,324,848
Wealth management transaction and service fees	7	1,885,135	2,645,445	2,604,229
Net interest income	8	7,255,967	5,894,481	3,909,196
Guarantee income		1,455,677	813,789	464,743
Other income	9	810,460	507,536	878,868
Investment income	10	1,059,565	1,016,551	579,077
Share of net profits of investments accounted for using the equity method	25	16,200	45,763	72,807

Total income		27,818,985	40,499,559	47,833,768

Sales and marketing expenses	11	(7,450,984)	(10,766,966)	(14,931,096)
General and administrative expenses	11	(2,822,510)	(2,796,098)	(2,853,049)
Operation and servicing expenses	11	(3,071,754)	(4,366,516)	(5,471,468)
Technology and analytics expenses	11	(1,302,440)	(1,658,733)	(1,952,260)
Credit impairment losses	12	N/A *	(934,594)	(1,862,745)
Asset impairment losses	13	(3,735,786)	(7,492)	(134,516)
Finance costs	14	(1,296,534)	(900,263)	(1,519,907)
Other gains/(losses) - net	15	224,735	(419,637)	325,114

Total expenses		(19,455,273)	(21,850,299)	(28,399,927)

Profit before income tax		8,363,712	18,649,260	19,433,841
Less: Income tax expenses	16	(2,336,723)	(5,073,326)	(6,116,697)

Net profit for the year		6,026,989	13,575,934	13,317,144

Net profit/(loss) attributable to:
Owners of the Company		5,965,460	13,619,928	13,332,431
Non-controlling interests		61,529	(43,994)	(15,287)

		6,026,989	13,575,934	13,317,144

*

The Company adopted IFRS 9 using modified retrospective method on January 1, 2018 with comparative figures not adjusted and continued to be presented using Previous GAAP. Certain financial statement line items (“FSLI”) are not applicable until 2018 or post 2017 as a result of the adoption of IFRS 9.

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

		Year ended December 31,
	Note	2017	2018	2019
		RMB’000	RMB’000	RMB’000
Other comprehensive income/(loss), net of tax:
Items that may be subsequently reclassified to profit or loss
-Changes in the fair value of available-for-sale financial assets		586	N/A *	N/A *
-Exchange differences on translation of foreign operation		328,141	(267,427)	(176,833)

Total comprehensive income for the year		6,355,716	13,308,507	13,140,311

Total comprehensive income attributable to:
Owners of the Company		6,294,187	13,352,501	13,155,598
Non-controlling interests		61,529	(43,994)	(15,287)

		6,355,716	13,308,507	13,140,311

Earnings per share (expressed in RMB per share)
-Basic and diluted earnings per share	17	5.60	12.65	12.27

*

The Company adopted IFRS 9 using modified retrospective method on January 1, 2018 with comparative figures not adjusted and continued to be presented using Previous GAAP. Certain financial statement line items (“FSLI”) are not applicable until 2018 or post 2017 as a result of the adoption of IFRS 9.

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of January 1,		As of December 31,
	Note	2017		2017		2018		2019
		RMB’000		RMB’000		RMB’000		RMB’000
ASSETS
Cash at bank	18	11,209,938		18,713,201		18,576,090		7,352,394
Restricted cash	18	9,057,003		6,557,990		7,937,113		24,602,779
Financial assets at fair value through profit or loss	19	11,057,772		12,441,560		16,444,395		18,583,056
Financial assets at amortized cost	20	N/A	*	N/A	*	3,107,847		8,623,012
Accounts and other receivables and contract assets	21	10,557,968		18,466,674		20,094,836		26,296,438
Loans to customers	22	56,692,490		97,552,937		34,427,694		47,498,512
Financial investments – loans and receivables		12,323,154		7,721,229		N/A	*	N/A	*
Financial investments – available-for-sale		7,669,600		2,524,123		N/A	*	N/A	*
Deferred tax assets	23	3,178,929		3,268,261		3,160,309		3,000,156
Property and equipment	24	526,046		706,769		622,907		517,237
Investments accounted for using the equity method	25	—		316,200		361,963		434,770
Intangible assets	26	1,836,923		1,658,469		1,973,368		1,896,575
Right-of-use assets	27	614,789		852,132		740,240		914,960
Goodwill	28	8,979,197		8,981,712		9,107,919		9,046,830
Other assets	29	657,933		597,197		1,363,866		766,795

Total assets		134,361,742		180,358,454		117,918,547		149,533,514

LIABILITIES
Payable to platform investors	30	12,725,677		10,212,352		9,820,079		15,344,417
Borrowings	31	8,260,752		15,101,819		4,896,764		2,989,862
Bond payable		—		—		289,199		—
Current income tax liabilities		592,841		1,275,035		1,702,524		1,264,027
Accounts and other payables and contract liabilities	32	3,739,853		3,756,400		6,243,986		4,826,010
Payable to investors of consolidated structured entities	33	82,488,160		114,727,817		31,810,251		47,243,050
Financing guarantee liabilities		1,114,376		564,449		273,916		242,749
Deferred tax liabilities	23	945,217		1,454,505		3,610,406		5,311,972
Lease liabilities	27	590,923		865,468		772,960		939,089
Convertible promissory note payable	34	7,955,778		8,070,915		9,134,809		10,014,377
Convertible redeemable preferred shares	35	—		—		8,935,493		10,258,898
Other liabilities	36	1,628,147		3,093,482		5,480,311		2,953,646

Total liabilities		120,041,724		159,122,242		82,970,698		101,388,097

*

The Company adopted IFRS 9 using modified retrospective method on January 1, 2018 with comparative figures not adjusted and continued to be presented using Previous GAAP. Certain financial statement line items (“FSLI”) are not applicable until 2018 or post 2017 as a result of the adoption of IFRS 9.

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

		As of January 1,	As of December 31,
	Note	2017	2017	2018	2019
		RMB’000	RMB’000	RMB’000	RMB’000
EQUITY
Share capital	37	67	67	68	69
Share premium	37	10,870,339	10,870,339	14,113,311	14,113,311
Treasury shares	42	(1)	(1)	(1)	(2)
Other reserves	38	6,583,242	7,120,196	4,578,516	4,582,291
(Accumulated losses)/retained earnings	39	(3,288,461)	2,676,999	16,237,230	29,345,949

Total equity attributable to owners of the Company		14,165,186	20,667,600	34,929,124	48,041,618

Non-controlling interests		154,832	568,612	18,725	103,799

Total equity		14,320,018	21,236,212	34,947,849	48,145,417

Total liabilities and equity		134,361,742	180,358,454	117,918,547	149,533,514

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Attributable to owners of the Company
		Share capital	Share premium	Treasury shares	Other reserves	(Accumulated losses) /retained earnings	Total	Non-controlling interests	Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2017		67	10,870,339	(1)	6,583,242	(3,288,461)	14,165,186	154,832	14,320,018

Net profit for the year		—	—	—	—	5,965,460	5,965,460	61,529	6,026,989
Other comprehensive income		—	—	—	328,727	—	328,727	—	328,727

Total comprehensive income for the year		—	—	—	328,727	5,965,460	6,294,187	61,529	6,355,716

Contributions from non-controlling interests		—	—	—	—	—	—	351,200	351,200
Share-based payment	42	—	—	—	208,227	—	208,227	1,051	209,278

As of December 31, 2017		67	10,870,339	(1)	7,120,196	2,676,999	20,667,600	568,612	21,236,212

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Note		Attributable to owners of the Company
			Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non-controlling interests	Total Equity
			RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2017			67	10,870,339	(1)	7,120,196	2,676,999	20,667,600	568,612	21,236,212
Changes on initial application of IFRS 9	3.2	(a)	—	—	—	(602)	(59,697)	(60,299)	(779)	(61,078)

Restated balance as of January 1, 2018			67	10,870,339	(1)	7,119,594	2,617,302	20,607,301	567,833	21,175,134

Net profit for the year			—	—	—	—	13,619,928	13,619,928	(43,994)	13,575,934
Other comprehensive loss			—	—	—	(267,427)	—	(267,427)	—	(267,427)

Total comprehensive income for the year			—	—	—	(267,427)	13,619,928	13,352,501	(43,994)	13,308,507

Transactions with equity holders
Value of conversion rights - convertible redeemable preferred shares	38		—	—	—	218,050	—	218,050	—	218,050
Acquisition of non-controlling interests of a subsidiary	38		1	3,242,972	—	(2,619,888)	—	623,085	(623,085)	—
Contributions from non-controlling interests			—	—	—	—	—	—	118,000	118,000
Share-based payment	42		—	—	—	128,187	—	128,187	(29)	128,158

As of December 31, 2018			68	14,113,311	(1)	4,578,516	16,237,230	34,929,124	18,725	34,947,849

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Note	Attributable to owners of the Company
		Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non-controlling interests	Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2018		68	14,113,311	(1)	4,578,516	16,237,230	34,929,124	18,725	34,947,849

Net profit for the year		—	—	—	—	13,332,431	13,332,431	(15,287)	13,317,144
Other comprehensive loss		—	—	—	(176,833)	—	(176,833)	—	(176,833)

Total comprehensive income for the year		—	—	—	(176,833)	13,332,431	13,155,598	(15,287)	13,140,311

Transactions with equity holders
Issuance of shares held for employee incentive plan	42	1	—	(1)	—	—	—	—	—
Value of conversion rights - convertible redeemable preferred shares	38	—	—	—	11,956	—	11,956	—	11,956
Contributions from non-controlling interests		—	—	—	—	—	—	100,744	100,744
Appropriations to general reserve	38	—	—	—	223,712	(223,712)	—	—	—
Share-based payment	42	—	—	—	(55,060)	—	(55,060)	(383)	(55,443)

As of December 31, 2019		69	14,113,311	(2)	4,582,291	29,345,949	48,041,618	103,799	48,145,417

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Year ended December 31,
	Note		2017	2018	2019
			RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operating activities	41	(a)	3,945,410	1,537,249	6,422,582
Income tax paid			(1,270,693)	(2,989,616)	(4,230,688)

Net cash generated from/(used in) operating activities			2,674,717	(1,452,367)	2,191,894

Cash flows from investing activities
Proceeds from sale of investment assets			112,224,538	134,989,169	118,648,110
Proceeds from sale of property and equipment			8,166	46,625	8,401
Interest received on investment assets			475,802	759,333	801,740
Net cash received from disposal of subsidiary			—	276	—
Payment for acquisition of investment assets			(113,566,600)	(132,109,150)	(128,570,535)
Payment for property and equipment and other long-term assets			(469,243)	(269,894)	(181,746)
Payment for acquisition of subsidiary, net of cash acquired			(2,515)	77,226	(1,719,481)
Payment for investments in associates			(300,000)	—	—

Net cash (used in)/generated from investing activities			(1,629,852)	3,493,585	(11,013,511)

Cash flows from financing activities
Proceeds from issuance of shares and other equity securities			351,200	9,230,364	677,773
Including: Proceeds from capital contribution from the non-controlling shareholder of a subsidiary			351,200	—	100,744
Proceeds from borrowings			15,553,641	1,944,928	4,492,266
Repayment of borrowings			(8,682,760)	(11,697,792)	(6,710,036)
Payment for lease liabilities			(431,688)	(561,520)	(572,635)
Payment for interest expenses			(285,045)	(923,562)	(499,493)

Net cash generated from/(used in) financing activities			6,505,348	(2,007,582)	(2,612,125)

Effect of exchange rate changes on cash and cash equivalents			(46,950)	(85,747)	169,713

Net increase/(decrease) in cash and cash equivalents			7,503,263	(52,111)	(11,264,029)
Add: Cash and cash equivalents at the beginning of the year			11,124,938	18,628,201	18,576,090

Cash and cash equivalents at the end of year	41	(c)	18,628,201	18,576,090	7,312,061

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

1	General information

Lufax Holding Ltd (the “Company”) was incorporated in the Cayman Islands on December 2, 2014 as an exempted company with limited liability under the Companies Law (Revised) of the Cayman Islands. The address of its registered office is Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

The Company is an investment holding company and with its consolidated subsidiaries and consolidated structured entities that are controlled through contractual arrangements (“Consolidated Affiliated Entities”) (collectively referred to as the “Group”) are principally engaged in retail credit facilitation and wealth management businesses in the People’s Republic of China (the “PRC”).

2	Reorganisation

The history of the Group’s retail credit business dates back to August 2005, when Ping An Insurance (Group) Company of China, Ltd. (together with its subsidiaries hereinafter “Ping An Group”) launched a consumer loan business in Shenzhen, China. The history of the wealth management business dates back to September 2011, when Ping An Group established Shanghai Lujiazui International Financial Asset Exchange Co., Ltd. as its wealth management subsidiary at the time. In 2014, the Group underwent a series of reorganizations and the Company was incorporated in the Cayman Islands as the holding company with the registered share capital of USD50,000, consisting of 5,000,000,000 common stock with a par value of USD0.00001 per share.

According to the share purchase agreement on August 27, 2015, the Company acquired 100% equity interest in Gem Alliance Limited (an investment holding company incorporated in the Cayman Islands and principally engaged in retail credit facilitation business in PRC through its wholly-owned subsidiary, hereinafter “Puhui”) from Ping An Overseas (Holdings) Limited (“PAOH”). A convertible promissory note (note 34) was issued as consideration as part of this transaction. The acquisition was consummated in May 2016. Since then, Puhui which operates retail credit business has become a wholly-owned subsidiary of the Group.

On January 25, 2017, the Company incorporated a wholly-owned subsidiary in Singapore, Lu International (Singapore) Financial Asset Exchange Pte. Ltd., to operate a wealth management platform for investors with assets outside China. On September 23, 2019, the Company acquired Lu International (Hong Kong) Limited, to develop an online wealth management platform targeting Hong Kong investors.

On June 12, 2018, the Company issued 22,146,871 class A ordinary shares to Honor Reliance Development Limited in exchange for 40% equity interest in each of Pingan Jixin (Shanghai) Investment Management Co., Ltd. (hereinafter “Pingan Jixin”) and Chongqing Chongjinsuo Enterprise Management Company.

On November 21, 2019, the China Banking and Insurance Regulatory Commission (“CBIRC”) approved the establishment of Ping An Consumer Finance Co., Ltd. (“Ping An Consumer Finance”). The Group subscribed RMB3.5 billion (Note 18) or 70% of the equity interest of Ping An Consumer Finance while Ping An Group subscribed RMB1.5 billion or 30%. As of December 31, 2019, Ping An Consumer Finance was in its pre-operation phase and was subject to further approval from CBIRC before it can operate the consumer finance business (Note 46).

The Company carried out three rounds of equity financing, the first two in 2015 and 2016, and the third one with separate closings in 2018 and 2019.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

2	Reorganisation (Continued)

On March 23, 2015, the Company issued a total of 50,000,000 Class B ordinary shares at the price of USD9.70 per share for a total consideration of approximately US$485.0 million to A-round investors.

On January 15, 2016, the Company issued a total of 62,071,988 Class B ordinary shares at the price of USD14.8869 per share for a total consideration of approximately USD924.1 million to B-round investors. Concurrently, pursuant to the exercise of the top up rights of A-round investors, the Company issued a total of 23,124,858 Class B ordinary shares at the price of USD12.61 per share for a total consideration of approximately USD291.6 million to A-round investors.

Class B ordinary shares has liquidation preference over and can be converted to Class A ordinary shares under certain circumstances.

The Group completed C-round investment on November 29, 2018 and January 31, 2019. Please refer to Note 35 for the detail information.

(a)	As of December 31, 2019, the Company had direct or indirect interests in the principal subsidiaries and our principal consolidated affiliated entities as below.

Company Name	Country/place and date of incorporation	Attributable equity interest to the Group
Controlled through direct equity holding:
Gem Blazing Limited	Cayman/May 28, 2015	100%
Wincon Hong Kong Investment Company Limited	Hong Kong/December 29, 2014	100%
Weikun (Shanghai) Technology Service Co., Ltd. (“Weikun Technology”)	Shanghai/February 28, 2015	100%
Jinjiong (Shenzhen) Technology Service Company Ltd.	Shenzhen/October 16, 2017	100%
Lufax Holding (Shenzhen) Technology Service Co. Ltd.	Shenzhen/September 25, 2018	100%
Gem Alliance Limited	Cayman/May 26, 2015	100%
Harmonious Splendor Limited	Hong Kong/June 1, 2015	100%
Ping An Puhui Financing Guarantee Co., Ltd.	Nanjing/December 25, 2007	100%
Ping An Puhui Enterprises Management Co., Ltd.	Shenzhen/July 7, 2015	100%
Chongqing Jin An Microloan Limited	Chongqing/December 25, 2014	100%
Ping An Puhui Investment & Consulting Co., Ltd.	Shenzhen/September 5, 2005	100%
Shenzhen Ping An Puhui Microloan Co., Ltd.	Shenzhen/September 19, 2010	100%
Ping An Puhui Information Services Co., Ltd.	Harbin/July 18, 2016	100%
Hunan Ping An Puhui Microloan Co., Ltd.	Changsha/March 31, 2017	100%
Ping An Financing Guarantee (Tianjin) Co., Ltd.	Tianjin/March 12, 2012	100%
Controlled through Contractual Agreements:
Shanghai Xiongguo Enterprise Management Co., Ltd. (“Xiongguo”)	Shanghai/December 10, 2014	100%
Shanghai Lujiazui International Financial Assets Exchange Co., Ltd.	Shanghai/September 29, 2011	100%
Shenzhen Lufax Holding Enterprise Management Co., Ltd.	Shenzhen/May 23, 2018	100%

The English name of certain subsidiaries of the Group represent the best effort by the Company’s management to translate their Chinese names, as these subsidiaries do not have official English names.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

2	Reorganisation (Continued)

(b)	The following table sets forth the major consolidated structured entities other than Consolidated Affiliated Entities of the Group as of December 31, 2019.

Name
	Amount of investment by the Group	Total assets of structure entities
	RMB’000	RMB’000
Trust A	—	17,333,608
Trust B	—	6,623,607
Trust C	—	5,328,229
Wealth management product A	2,186,200	4,248,200
Wealth management product B	700,000	1,565,000
Trust D	—	1,477,034
Trust E	1,020,000	1,020,000
Trust F	1,020,000	1,020,000
Trust G	1,000,000	1,000,000
Trust H	15,000	1,000,000

	5,941,200	40,615,678

Beneficiary of certain consolidated trust plans was Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries. As of December 31, 2019, the outstanding principal was RMB10,795 million.

(c)

PRC laws and regulations prohibit or restrict foreign ownership of companies that conduct certain internet-based business, which include activities and services provided by the Group. The Group operates part of its business in the PRC through a series of contractual arrangements (collectively, “Contractual Arrangements”) entered into among wholly-owned subsidiaries of the Company (“WFOE”), Consolidated Affiliated Entities that are legally owned by shareholders authorized by the Group (“OPCO”) and the shareholders of Consolidated Affiliated Entities (“Onshore Shareholders”). The Contractual Arrangements include Exclusive Equity Interest Option Agreements, Exclusive Business Cooperation Arrangements, Exclusive Asset Option Agreements, Share Pledge Agreements and Voting Trust Agreements.

Under the Contractual Arrangements, the Company has the power to control the management, and financial and operating policies of the Consolidated Affiliated Entities, has exposure or rights to variable returns from its involvement with the Consolidated Affiliated Entities, and has ability to use its power over the Consolidated Affiliated Entities to affect the amount of the returns. As a result, all of these Consolidated Affiliated Entities are accounted for as consolidated structured entities of the Company and their financial statements have also been consolidated by the Company. The table below sets forth the principal Consolidated Affiliated Entities of the Group as of December 31, 2019:

Contract Date	WFOE	OPCO
March 23, 2015	Weikun Technology	Xiongguo
March 23, 2015	Weikun Technology	Shang Lujiazui International Financial Asset Exchange Co., Ltd.
November 21, 2018	Lufax (Shenzhen) Technology Service Co. Ltd.	Shenzhen Lufax Holding Enterprise Management Co., Ltd.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

2	Reorganisation (Continued)

The principal terms of the Contractual Arrangements are further described below:

•	Exclusive Equity Interest Option Agreement

Each Onshore Shareholder (which, collectively, legally own 100% of the shares of OPCO) have irrevocably and unconditionally granted WFOE an irrevocable and exclusive right to purchase, or designate one or more persons (each, a “Designee”) to purchase the equity interests in OPCO. WFOE shall be entitled to absolute discretion over the time, manner and times to exercise the option. Except for WFOE and the Designee(s), no other person shall be entitled to the Equity Interest Purchase Option or other rights with respect to the equity interests of OPCO held by any Onshore Shareholder. OPCO agreed to the grant by each Onshore Shareholder of the Equity Interest Purchase Option to WFOE.

•	Exclusive Business Cooperation Agreement

OPCO appointed WFOE as OPCO’s exclusive services provider to provide OPCO with complete business support and technical and consulting services during the term of the Agreement. OPCO agreed to accept all the consultations and services provided by WFOE exclusively unless with written consent of the WFOE and to accept the consultations and services by a third party appointed by WFOE. WFOE shall provide financial support for OPCO to maintain an ordinary business.

•	Exclusive Asset Option Agreement

OPCO irrevocably and unconditionally granted WFOE an irrevocable and exclusive right to purchase, or designate one or more persons (each, a “Designee”) to purchase the assets then held by OPCO once or at multiple times at any time in part or in whole at WFOE’s sole and absolute discretion. WFOE is entitled to absolute discretion over the time, manner and times to exercise the Option. Except for WFOE and the Designee(s), no other person shall be entitled to the Assets Purchase Option or other rights with respect to the assets of OPCO. Each Onshore Shareholder agreed to the grant by OPCO of the Assets Option to WFOE.

•	Share Pledge Agreement

As collateral security for the prompt and complete performance of any and all obligations of each Onshore Shareholder (legally owns 100% of the shares of OPCO) under the Cooperation Agreements (collectively, the “Secured Obligations”), Onshore Shareholder pledged to WFOE a first security interest in its share of the equity interest of OPCO.

•	Voting trust Agreement

Each Onshore Shareholder exclusively entrusted and authorized WFOE to exercise voting, management, and other shareholder rights of OPCO on its behalf. The powers and rights of WFOE granted under the said exclusive entrustment include but not limited to the following: propose, convene and attend shareholders’ meetings of OPCO; exercise all the shareholder’s rights and shareholder’s voting rights that each Onshore Shareholder is entitled to under the laws of the PRC and OPCO’s Articles of Association, including but not limited to the sale or transfer or pledge or disposition of Shares in part or in whole, and participate in dividend distributions or any other type of distribution of OPCO.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

2	Reorganisation (Continued)

(d)	Risks in relation to the Consolidated Affiliated Entities

In the opinion of the Company’s management, the Contractual Arrangements discussed above have resulted in the Company and WFOE having the power to direct activities that most significantly impact the Consolidated Affiliated Entities, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the Consolidated Affiliated Entities at its discretion. The Company has the power to direct activities of the Consolidated Affiliated Entities and can have assets transferred out of the Consolidated Affiliated Entities under its control. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the Consolidated Affiliated Entities. As the Company is conducting its Internet-related conduct mainly through the Consolidated Affiliated Entities, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss. As the Consolidated Affiliated Entities organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of WFOE for the liabilities of the Consolidated Affiliated Entities, and WFOE does not have the obligation to assume the liabilities of these Consolidated Affiliated Entities.

The Company determined that the Contractual Arrangements are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the Contractual Arrangements.

On March 15, 2019, the Foreign Investment Law was formally passed by the thirteenth National People’s Congress and it has taken effect on January 1, 2020. The Foreign Investment Law will replace the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC.

The Foreign Investment Law stipulates certain forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate contractual arrangements such as those the Company relies on as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council.” Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard Contractual Arrangements as a form of foreign investment. If this happens, it is uncertain whether the Contractual Arrangements with the Consolidated Affiliated Entities, its subsidiaries and its shareholders would be recognized as foreign investment, or whether the Contractual Arrangements would be deemed to be in violation of the foreign investment access requirements. As well as the uncertainty on how the Contractual Arrangements will be handle, there is substantial uncertainty regarding the interpretation and the implementation of the Foreign Investment Law. The relevant government authorities have broad discretion in interpreting the law. Therefore, there is no guarantee that the Contractual Arrangements, the business of the Consolidated Affiliated Entities and financial conditions of the Company will not be materially and adversely affected.

The Company’s ability to control Consolidated Affiliated Entities also depends on rights provided to WFOEs under the Voting trust Agreement, to vote on all matters requiring shareholder approval. As noted above, the Company believes the Voting trust Agreement is legally enforceable, but they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

2	Reorganisation (Continued)

(d)	Risks in relation to the Consolidated Affiliated Entities (Continued)

Contractual Arrangements between WFOEs the Consolidated Affiliated Entities and their respective shareholders and subsidiaries were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

•	revoke Consolidated Affiliated Entities’ business and operating licenses;

•	revoke Consolidated Affiliated Entities to discontinue or restrict its operations;

•	restrict Consolidated Affiliated Entities’ right to collect revenues;

•	block Consolidated Affiliated Entities’ websites;

•	require the Group to restructure the operations, re-apply for the necessary licenses or relocate its business, staff and assets;

•	impose additional conditions or requirements with the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

(e)	The following are major financial statements amounts and balances of the Group’s Consolidated Affiliated Entities and their subsidiaries as of and for the years ended December 31, 2017, 2018 and 2019.

	As of December 31,
	2017 RMB’000	2018 RMB’000	2019 RMB’000
Total assets	25,071,893	25,645,298	36,205,619
Total liabilities	23,760,037	24,996,111	37,801,141

	Year ended December 31,
	2017 RMB’000	2018 RMB’000	2019 RMB’000
Total income	5,214,978	9,202,334	3,564,138
Net profit/(loss)	153,196	(352,238)	(2,403,015)
Net cash generated from/(used in) operating activities	54,097	163,555	(354,094)
Net cash used in investing activities	(2,019,200)	(1,792,443)	(8,002,289)
Net cash generated from financing activities	1,460,185	1,045,979	8,390,785

Net (decrease)/increase in cash	(504,918)	(582,909)	34,402
Cash at the beginning of the year	1,737,025	1,530,832	962,121

Cash at the end of the year	1,232,107	947,923	996,523

As of December 31, 2017, 2018 and 2019, the total assets of Group’s Consolidated Affiliated Entities were mainly consisting of cash at bank, restricted cash, financial assets at fair value through profit or loss, financial assets at amortized cost, account and other receivables and contract assets, financial investments - loans and receivables, financial investments - available-for-sale, deferred tax assets and other assets. As of December 31, 2017, 2018 and 2019, the total liabilities were mainly consisting of payable to platform users, borrowings, accounts and other payables and contract liabilities, payables to investors of consolidated structured entities and other liabilities.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented unless otherwise stated.

3.1	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, which are carried at fair value.

The preparation of the consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5 below.

First time adoption of IFRS

IFRS 1 “First-time adoption of International Financial Reporting Standards” has been applied in preparing the consolidated financial statements for the years ended December 31, 2017, 2018 and 2019. The Company previously prepared its consolidated financial statements in accordance with Accounting Standard for Business Enterprises issued by the Ministry of Finance of China (“CAS” or “Previous GAAP”). The Company did not elect any of the optional exemptions to full retrospective application of IFRS at transition. The adoption of mandatory exceptions to full retrospective applications of IFRS had no impact at transition.

All effective standards, amendments to standards and interpretations, which are mandatory for the financial year beginning on January 1, 2019, are consistently applied to the Group throughout the year ended December 31, 2017, 2018 and 2019 except that the Group adopted IFRS 9 on January 1, 2018.

The Group chose to apply the transition relief given in IFRS and did not restate the financial information for the year ended December 31, 2017 in accordance with IFRS 9 in the year of initial application. The Group discloses accounting policies for financial instruments in Note 3.9 and 3.2(c) for both periods. Accounting policies which conform with IFRS 9 that were applicable from 2018 onwards and accounting policies which conform with Previous GAAP that were applicable for the year then ended 31 December 2017. Any differences between the previous carrying amounts and the carrying amounts at the date of initial application were recognized in the opening retained earnings of 2018. The adoption of IFRS 9 has resulted in changes in accounting policies of recognition, classification and measurement of financial assets and financial liabilities and impairment of financial assets.

Upon transition to IFRS on January 1, 2017, the Group measured lease liabilities at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at the date of transition and right-of-use assets at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized in the statement of financial position

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.1	Basis of preparation (Continued)

First time adoption of IFRS (Continued)

immediately before the date of transition. The Group applied the following options as a lessee on a lease-by-lease basis:

•	Apply a single discount rate to a portfolio of leases with reasonably similar characteristics

•	Elect to account for leases that end within 12 months as short-term leases

•	Exclude initial direct costs from the measurement of the right-of-use asset

•	Use hindsight in determining the lease term

The table below sets forth the reconciliation of total equity and comprehensive income in relation to adoption of IFRS:

	As of January 1,	As of December 31,
In RMB’000	2017	2017	2018	2019
Total equity reported under Previous GAAP	13,840,696	19,896,187	34,990,288	48,146,561
Adjustments of IFRS 15	479,322	1,367,926	—	—
Adjustments of IFRS 16	—	(27,901)	(42,439)	(1,144)

Total equity reported under IFRS	14,320,018	21,236,212	34,947,849	48,145,417

	Year ended December 31,
In RMB’000	2017	2018	2019
Comprehensive income under Previous GAAP	5,495,013	13,323,045	13,099,016
Adjustments of IFRS 15	888,604	—	—
Adjustments of IFRS 16	(27,901)	(14,538)	41,295

Comprehensive income under IFRS	6,355,716	13,308,507	13,140,311

The IFRS adjustments are primarily due to the full retrospective adjustment of IFRS 15 and IFRS 16. Under the Previous GAAP, the Company adopted IFRS 15 equivalent CAS accounting standard on January 1, 2018 using modified retrospective method with any differences between the previous carrying amounts and the carrying amounts at the date of initial application were recognized in the opening retained earnings of 2018 while the Company didn’t adopt the IFRS 16 equivalent CAS accounting standard.

The IFRS 15 adjustments primarily arose from the change in accounting treatment of contract acquisition costs. Under Previous GAAP, the contract acquisition cost was expensed as incurred. Under IFRS 15, the contract acquisition cost was capitalized as an asset and amortized on a systematic basis consistent with revenue recognition.

The Company has reclassified certain amounts at transition to conform to its financial statement presentation under IFRS. The cumulative reclassification adjustments made are not material.

The adoption of IFRS had no impact on the statement of cash flows.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.1	Basis of preparation (Continued)

New and amended standards and interpretations not yet adopted by the Group

		Effective for the annual periods beginning on or after	Note
Amendments to IAS 1 and IAS 8	Definition of “Materiality”	January 1, 2020	(a)
Amendments to IFRS 3	Definition of “a Business”	January 1, 2020	(a)
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform	January 1, 2020	(a)
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	To be determined.	(b)
IFRS 17	Insurance contracts	January 1, 2023	(b)
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2023	(b)

(a)	The Group adopted these amendments on January 1, 2020 and noted no significant impact on the Group’s financial position or performance.
(b)	The Group does not expect that adoption of these standards will have a significant impact on the Group’s financial position or performance.

3.2	Changes in accounting policies

(a)	Impact of adoption - IFRS 9 “Financial Instruments”

As IFRS 9 was generally adopted without restating comparative information, the reclassifications and the adjustments arising from the new impairment rules were therefore not reflected in the restated balance sheets as of January 1 and December 31, 2017 but were recognized in the opening balance sheet on January 1, 2018.

The impact on the Group’s financial statements as of January 1, 2018 is as follows:

Financial statement Items	As of December 31, 2017 RMB’000	Impact of IFRS 9 adoption		As of January 1, 2018 RMB’000
		Reclassification effects RMB’000	Re-measurement effects RMB’000
Assets
Include:
Cash at bank	18,713,201	—	(30)	18,713,171
Financial assets at fair value through profit or loss	12,441,560	2,524,123	(4,684)	14,960,999
Financial assets at amortized cost	N/A	7,721,229	(4,619)	7,716,610
Loans to customers	97,552,937	—	(147,815)	97,405,122
Financial investments - available-for-sale	2,524,123	(2,524,123)	—	—
Financial investments - loans and receivables	7,721,229	(7,721,229)	—	—
Deferred tax assets	3,268,261	—	17,797	3,286,058

Total	142,221,311	—	(139,351)	142,081,960

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.2	Changes in accounting policies (Continued)

(a)	Impact of adoption - IFRS 9 “Financial Instruments” (Continued)

Financial statement Items	As of December 31, 2017 RMB’000	Impact of IFRS 9 adoption		As of January 1, 2018 RMB’000
		Reclassification effects RMB’000	Re-measurement effects RMB’000
Liabilities
Include:
Financing guarantee liabilities	564,449	—	(78,273)	486,176

Total	564,449	—	(78,273)	486,176

Equity
Include:
Other reserves	7,120,196	—	(602)	7,119,594
Retained earnings	2,676,999	—	(59,697)	2,617,302
Non-controlling interests	568,612	—	(779)	567,833

Total	10,365,807	—	(61,078)	10,304,729

(b)	Impairment of financial assets

Commencing January 1, 2018, the Group assesses on a forward-looking basis the expected credit loss associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Applying the expected credit losses model resulted in the recognition of losses allowance on January 1, 2018 is as follow:

Impairment provision	As of December 31, 2017	As of January 1, 2018
Loans to customers	4,207,626	4,355,441
Financial assets at amortized cost	N/A	203,469
Financial investments – loans and receivables	198,850	N/A
Other financial assets	1,037,396	1,037,396

Total	5,443,872	5,596,306

Financing guarantee liabilities	564,449	486,176

(c)	Financial assets - Accounting policies applied prior to January 1, 2018

Classification and measurement of financial assets

Financial assets within the scope of Previous GAAP are classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets, as appropriate.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.2	Changes in accounting policies (Continued)

(c)	Financial assets - Accounting policies applied prior to January 1, 2018 (Continued)

Classification and measurement of financial assets (Continued)

The classification depends on the purpose for which the investments were acquired or originated. Financial assets are classified as at fair value through profit or loss where the Group’s documented investment strategy is to manage financial investments on a fair value basis, because the related liabilities are also managed on this basis. The available-for-sale and held-to-maturity categories are used when the relevant liabilities (including shareholders’ funds) are relatively passively managed and/or carried at amortized cost.

All regular way purchases and sales of financial assets are recognized on the trade date, i.e., the date the Group commits to purchase or sell the asset. Regular way purchases or sales of financial assets require delivery of assets within the time frame generally established by regulation or convention in the market place.

Financial instruments at fair value through profit or loss have two sub-categories namely financial instruments held for trading and those designated at fair value through profit or loss at inception. Financial instruments typically bought with the intention to sell in the near future are classified as held for trading. A financial instrument can only be designated at inception as at fair value through profit or loss and cannot be subsequently changed. For financial instruments designated at fair value through profit or loss, the following criteria must be met:

•

the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing the gains or losses on them on a different basis; or

•

the assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy; or

•	the financial asset contains an embedded derivative that needs to be separately recorded.

These financial instruments are initially recorded at fair value. Subsequent to initial recognition, they are remeasured at fair value. Fair value adjustments and realized gains and losses are recognized in the profit or loss.

Financial assets at fair value through profit or loss include derivative financial instruments.

Held-to-maturity financial assets are non-derivative financial assets that comprise fixed or determinable payments and maturities of which the Group has the positive intention and ability to hold until maturity. Investments intended to be held for an undefined period are not included in this classification. These investments are initially recognized at cost, being the fair value of the consideration paid for the acquisition of the investment. All transaction costs directly attributable to the acquisition are also included in the cost of the investment. Subsequent to initial recognition, these investments are carried at amortized cost using the effective interest method and less any provision for impairment. The amortized cost is computed as the amount initially recognized minus principal repayments, plus or minus the

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.2	Changes in accounting policies (Continued)

(c)	Financial assets - Accounting policies applied prior to January 1, 2018 (Continued)

Classification and measurement of financial assets (Continued)

cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. Gains and losses are recognized in the profit or loss when the investments are derecognized or impaired, as well as through the amortization process.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables acquired by the Group are initially recognized at cost, being the fair value of the consideration paid for the acquisition of the investment. All transaction costs directly attributable to the acquisition are also included in the cost of the investment. Subsequent to initial recognition, these investments are carried at amortized cost, using the effective interest method less any provision for impairment. Gains and losses are recognized in the profit or loss when the investments are derecognized or impaired, as well as through the amortization process.

Available-for-sale financial investments include equity and debt securities. Equity investments classified as available-for-sale are those, which are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions.

After initial recognition, available-for-sale financial assets are subsequently measured at fair value, with unrealized gains or losses recognized as other comprehensive income in the capital reserve until the asset is derecognized, at which time, the cumulative gain or loss is recognized in investment income, or until the investment is determined to be impaired, when the cumulative loss is recognized in the profit or loss in investment income and removed from the capital reserve.

Reclassification of financial assets with fixed or determinable payments and fixed maturity from available-for-sale to held-to-maturity is permitted when the Group has the ability and intention to hold the financial asset until maturity.

For a financial asset reclassified from the available-for-sale category, the fair value at the date of reclassification becomes its new amortized cost and any previous gain or loss on that asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the effective interest rate (‘EIR’). Any difference between the new amortized cost and the expected cash flows is also amortized over the remaining life of the asset using the EIR. If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to the profit or loss.

Impairment of financial assets

The Group assesses at the end of the reporting period the carrying amount of financial assets. If there is any objective evidence that a financial asset is impaired, the Group provides for such impairment losses. The objective evidence which indicates impairment of financial assets represents events actually

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.2	Changes in accounting policies (Continued)

(c)	Financial assets - Accounting policies applied prior to January 1, 2018 (Continued)

Impairment of financial assets (Continued)

occurring after initial recognition of financial assets which have an impact on the financial assets’ estimated future cash flows, and the impact can be reliably measured.

Available-for-sale financial assets

As of the end of each reporting period, the Group evaluates each of the available-for-sale equity instruments to determine whether the investments are impaired. If objective evidence of impairment exists, the Group records an impairment loss in the profit or loss equal to the difference between the cost of the instrument and the current fair value, adjusted for losses recorded in previous periods. Any unrealized gains or losses previously recognized in the available-for-sale financial assets reserve is removed and recognized in the profit or loss as part of the calculation of impairment loss described above.

For equity instruments, a significant or prolonged decline in the fair value of an equity instrument bellow the cost is objective evidence of impairment. In conducting an impairment analysis, the Group considers quantitative and qualitative evidence. More specifically, the Group collectively considers the magnitude of the decline in fair value relative to the cost, volatility, and the duration of the decline in evaluating whether a decline in fair value is significant. The Group considers the period and consistency of the decline in evaluating whether a decline in fair value is prolonged. The Group generally considers a decline of 50% or more as significant and a period of 12 months or longer is considered to be prolonged.

The Group also considers qualitative evidence that includes, but is not necessarily limited to the following:

•	Significant financial difficulty of the investee, including failure to comply with contractual obligations, financial restructuring, deterioration of going concern expectations;

•	Adverse changes relative to the investee’s technology, market, customer base, macroeconomic indicators relative to the business, significant legal or regulatory matters.

Impairments do not establish a new cost basis and, accordingly, to the extent an impairment loss has been previously recorded due to the significant or prolonged criteria described above, any subsequent losses, including any portion attributable to foreign currency changes, are also recognized in profit or loss until the asset is derecognized.

If after an impairment loss has been recognized on an available-for-sale debt instrument, and the fair value of the debt instrument increases in a subsequent period whereby the increase can be objectively related to an event occurring after the impairment losses were recognized, the impairment loss is reversed which is recognized in profit or loss. Impairment losses recognized for equity instruments classified as available-for-sale are not reversed through profit or loss.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.2	Changes in accounting policies (Continued)

(c)	Financial assets - Accounting policies applied prior to January 1, 2018 (Continued)

Financial assets carried at amortized cost

If financial assets carried at amortized cost are impaired, the carrying amount of the financial assets is reduced to the present value of estimated future cash flows (excluding future credit losses that have not been incurred) and the reduction is recognized as an impairment loss in the profit or loss. The present value of estimated future cash flows shall be calculated with the financial asset’s original effective interest rate and the related collateral value shall also be taken into account.

For a financial asset that is individually significant, the Group assesses the asset individually for impairment, and recognizes the amount of impairment in profit or loss. For a financial asset that is not individually significant, the Group assesses the asset individually for impairment or includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether the financial asset is individually significant or not, the financial asset is included in a group of financial assets with similar credit risk characteristics and collectively assessed for impairment. Financial assets for which an impairment loss is individually recognized are not included with similar risk characteristics in the collective assessment for impairment.

After the Group recognizes an impairment loss of financial assets carried at amortized cost, if there is objective evidence that the financial assets’ value restores and the restoration can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss shall be reversed and recognized in profit or loss. However, the reversal shall not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment was reversed.

Financial assets carried at cost

If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

3.3	Principles of consolidation and equity accounting

3.3.1	Subsidiaries

Subsidiaries are all entities (including consolidated structured entities as stated in Note 2 above) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group (refer to Note 3.5).

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.3	Principles of consolidation and equity accounting (Continued)

3.3.1	Subsidiaries (Continued)

Intra-group transactions, balances and unreleased gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred assets. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of comprehensive income, consolidated statement of changes in equity and consolidated balance sheet, respectively.

3.3.2	Associates

An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Significant influence could be demonstrated for an investment of less than 20%, for example, by representation on the board of directors or equivalent governing body of the investee.

Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investments in associates include goodwill identified on acquisition, net of any accumulated impairment loss. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the Group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as goodwill.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognized in the statement of profit or loss, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income or loss. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to ‘share of profit of investments accounted for using equity method’ in the consolidated statement of comprehensive income.

Profits and losses resulting from upstream and downstream transactions between the Group and its associates are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealised losses are eliminated unless the transaction provides evidence of

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.3	Principles of consolidation and equity accounting (Continued)

3.3.2	Associates (Continued)

an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Gain or losses on dilution of equity interest in associates are recognized in the consolidated statement of comprehensive income.

3.4	Structured entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only, and the relevant activities are directly by means of contractual or related arrangements.

The Group determines whether it is an agent or principal in relation to those structured entities in which the Group acts as an asset manager based on management’s judgement. If an assets manager is an agent, it acts primarily on behalf of others and so does not control the structured entity. It may be the principal if it acts primarily for itself, and therefore controls the structured entity.

With respect to the Consolidated Affiliated Entities, the Group acts as a principal and the determination of the consolidation of the Consolidated Affiliated Entities is set out in Note 2. The unconsolidated structured entities in which the Group acts as an asset manager is set out in Note 4.3.

3.5	Business combination

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or the present ownership interests’ proportionate share in the recognized amounts of the acquirer’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.5	Business combination (Continued)

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the consolidated statement of comprehensive income.

3.6	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, who is responsible for allocation of resources and assessing performance of the operating segments and make strategic decisions. The Group’s chief operating decision makers have been identified as the executive directors of the Company, who review the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole.

For the purpose of internal reporting and management’s operation review, the chief operating decision makers and management personnel do not segregate the Group’s business by product or service lines. Hence, the Group has only one operating segment. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses are incurred in the PRC, accordingly, no geographical segments are presented.

3.7	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The functional currency of the Company and the major overseas-incorporated subsidiaries is United States dollar (“USD”). RMB is the functional currency of the subsidiaries in the PRC. As the major operations of the Group are within the PRC, the Group determined to present its consolidated financial statement in RMB (unless otherwise stated).

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in consolidated statements of comprehensive income.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.7	Foreign currency translation (Continued)

(ii)	Transactions and balances (Continued)

Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statements of comprehensive income, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statements of comprehensive income on a net basis within other gains/(losses).

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss, and translation differences on non-monetary assets such as equities classified as of fair value through other comprehensive income are recognized in other comprehensive income.

(iii)	Group companies

The results and financial position of all foreign operations (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

•

income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognized in other comprehensive income.

3.8	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.9	Financial assets - Accounting policies applied from January 1, 2018

(i)	Recognition

The Group shall recognize a financial asset or a financial liability in its statement of financial position when, and only when, it becomes a party to the contractual provisions of the instrument.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.9	Financial assets - Accounting policies applied from January 1, 2018 (Continued)

(ii)	Classification and Measurement

The Group classifies its financial assets in the following measurement categories, which depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows:

•	those to be measured at amortized cost (“AC”);

•	those to be measured at fair value through other comprehensive income (“FVOCI”); or

•	those to be measured at fair value through profit or loss (“FVPL”).

The Group determines the classification of debt investments according to its business model and the contractual cash flow characteristics of the financial assets. The investments shall be classified as FVPL if the cash flows cannot pass solely payments of principal and interest on the principal amount (“SPPI”) testing. Otherwise, the classification finally depends on the business model. For investments in equity instruments, investments are classified as FVPL in general, except those designated as the equity investment at FVOCI.

Debt instruments

Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective, such as loans, government and corporate bonds, etc. Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest, and that are not designated at FVPL are measured at amortized cost. Interest income from these financial assets is included in interest income using the effective interest rate method. Any gain or loss arising from derecognition or impairment is recognized directly in profit or loss. Such assets held by the Group mainly include cash at bank, accounts and other receivables and contract assets, financial assets at AC, loans to customers measured at AC, etc.

•

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, and that are not designated as FVPL are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss on the instrument’s amortized cost previously recognized in OCI is reclassified from equity to profit or loss. Interest income from these financial assets is included in interest income using the effective interest rate method.

•

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. The gains or losses arising from fair value changes on the debt investments measured at FVPL are recognized in profit or loss.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.9	Financial assets - Accounting policies applied from January 1, 2018 (Continued)

(ii)	Classification and Measurement (Continued)

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends, representing a return on such investments continue to be recognized in profit or loss when the Group’s right to receive payments is established.

(iii)	Impairment

Expected credit loss refers to the weighted average amount of credit loss of financial instruments based on the probability of default. Credit loss refers to the difference between all contractual cash flows receivable and all cash flows that the entity expects to receive, discounted at the original effective interest rate.

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost, FVOCI, with the exposure arising from loan commitments and financing guarantee contracts that are not in the scope of ‘Insurance Contracts’. A number of significant judgements are also required in applying the accounting requirements for measuring ECL, such as:

•	Choosing appropriate models and assumptions for the measurement of ECL including exposure at default (EAD), probability of default (PD), loss given default (LGD), etc.;

•	Determining criteria for significant increase in credit risk;

•	Establishing the number and relative weightings of forward-looking scenarios for the associated ECL.

For the financial instruments subject to ECL measurement, the Group assesses the significant increase in credit risk since initial recognition or whether an asset is considered to be credit impaired, ‘Three-stage’ expected credit loss models are established and staging definition are set for each of these financial assets class. Incorporating forward-looking information, expected credit losses for financial assets are recognized into the different stages.

Stage 1: A financial instrument that is not credit-impaired on initial recognition is classified in ‘Stage 1’ and has its credit risk continuously monitored by the Group. The impairment provision is measured at an amount equal to the 12-month expected credit losses for the financial assets which are not considered to have significantly increased in credit risk since initial recognition.

Stage 2: If a significant increase in credit risk (‘SICR’) since initial recognition is identified, the financial instrument is moved to ‘Stage 2’ but is not yet deemed to be credit-impaired. The impairment provision is measured based on expected credit losses on a lifetime basis.

Stage 3: If the financial instrument is credit-impaired, the financial instrument is then moved to ‘Stage 3’. The impairment provision is measured based on expected credit losses on a lifetime basis.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.9	Financial assets - Accounting policies applied from January 1, 2018 (Continued)

(iii)	Impairment (Continued)

For the financial Instruments in Stage 1 and Stage 2, the Group calculates the interest income based on its gross carrying amount (i.e. amortized cost) before adjusting for impairment provision using the effective interest method. For the financial instruments in Stage 3, the interest income is calculated based on the carrying amount of the asset, net of the impairment provision, using the effective interest method. Financial assets that are originated or purchased credit impaired are financial assets that are impaired at the time of initial recognition, and the impairment provision for these assets is the expected credit loss for the entire lifetime.

The Group recognizes or reverses the loss allowance through profit or loss. For debt instruments measured at FVOCI, impairment gains or losses are included in the net impairment losses on financial assets and corresponding by reducing the accumulated changes in fair value included in the OCI reserve of equity.

For account receivables, the Group refers to historical experience of credit loss, combined with current situation and forward-looking information, to formulate the lifetime expected credit loss of the financial assets.

(iv)	Derecognition

Financial assets are derecognized if one of the following criteria are met:

•	the contractual rights to receive the cash flows from the financial assets have expired;

•	they have been transferred and the Group transfers substantially all the risks and rewards of ownership;

•	they have been transferred and the Group neither transfers nor retains substantially all the risks and rewards of ownership and the Group has not retained control.

When the equity financial assets measured at FVOCI are derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to retained profits. When the other financial assets are derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss.

Write-off Financial assets (and the related impairment allowances) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans to customers and receivables arising from default guarantee payments are secured, this is generally after receipt of any proceeds from the realization of security. In circumstances where there is no credit enhancement, loans to customers, accounts receivables related to retail credit facilitation business and the related allowance were written off when they are delinquent for 180 days or more.

3.10	Financial liabilities

At initial recognition, the Group classifies a financial liability as at fair value through profit or loss or other financial liabilities. The Group measures a financial liability at its fair value plus, in the case of a

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.10	Financial liabilities (Continued)

financial liability not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial liability. Transaction costs of financial liabilities carried at FVPL are expensed in profit or loss.

When all or part of the current obligations of a financial liability have been discharged, the Group derecognizes the portion of the financial liability or obligation that has been discharged. The difference between the carrying amount of the derecognized liability and the consideration is recognized in profit or loss.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and other financial liabilities designated as such at initial recognition. Financial liabilities held for trading are the financial liabilities that:

•	are incurred principally for the purpose of repurchasing it in the near term;

•	on initial recognition are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

•	are derivatives (except for a derivative that is a designated and effective hedging instrument or a financing guarantee contract).

Such financial liabilities held for trading shall subsequently measure at fair value. All the related realized and unrealized gains/(losses) are recognized in profit/(loss) in the current period.

The Group may, at initial recognition, designate a financial liability as measured at fair value through profit or loss when one of the following criteria is met:

•

it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or

•

a group of financial liabilities or financial assets and financial liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the entity’s key management personnel; or

•	a contract contains one or more embedded derivatives, with the host being not an asset within the scope of IFRS 9, and the embedded derivative(s) do(es) significantly modify the cash flows.

Once designated as at fair value through profit or loss at initial recognition, the financial liabilities shall not be reclassified to other financial liabilities in subsequent periods. Financial liabilities designated at FVPL are subsequently measured at fair value. Any changes in fair value are recognized in profit or loss, except for changes in fair value arising from changes in the Group’s own credit risk which are recognized in the OCI. Changes in fair value due to changes in the Group’s own credit risk are not subsequently reclassified to profit or loss upon derecognition of the liabilities.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.11	Determination of fair value

The fair value of a financial instrument that is traded in an active market is determined by reference to quoted market bid prices for assets and offer prices for liabilities, at the close of business at the end of the reporting period. If quoted market prices are not available, reference can also be made to broker or dealer price quotations.

For financial instruments where there is no active market, the fair value is determined by using valuation techniques. Such techniques should be appropriate in the circumstances for which sufficient data is available, and the inputs should be consistent with the objective of estimating the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions, and maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Such techniques include using recent prices in arm’s length transactions, reference to the current market value of another instrument which is substantially the same, discounted cash flow analysis and/or option pricing models. For discounted cash flow techniques, estimated future cash flows are based on management’s best estimates and the discount rate used is a market related rate for similar instruments. Certain financial instruments, including derivative financial instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlation, time value of money, credit risk, yield curve volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce materially different estimates of fair values.

Determining whether to classify financial instruments into level 3 of the fair value hierarchy is generally based on the significance of the unobservable factors involved in valuation methodologies.

3.12	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is an unconditional and legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realise the assets and settle the liabilities simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

3.13	Intangible assets

(i)	Trademarks and licences

Trademarks and licences acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value as of the date of acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortized on the straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.13	Intangible assets (Continued)

(i)	Trademarks and licences (Continued)

Trademarks and licences with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

(ii)	Computer software

Costs associated with maintaining computer software programmes are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

•	is technically feasible to complete the software so that it will be available for use;

•	management intends to complete the software and use or sell it;

•	there is an ability to use or sell the software;

•	it can be demonstrated how the software will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use or sell the software are available; and

•	the expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads.

Research expenditure and development expenditure that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

(iii)	Amortisation methods and periods

The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Expected useful life
• Trademarks and licences	6 years
• Computer software	3-5 years

3.14	Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.14	Goodwill (Continued)

sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as of year ended. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed in these circumstances is measured based on the relative value of the disposed operation and the portion of the cash-generating unit retained.

3.15	Property and equipment

The Group’s property and equipment mainly comprise buildings, leasehold improvements, office furniture and equipment, computer and electronic equipment, motor vehicles, and construction in progress.

The assets purchased or constructed are initially measured at acquisition cost.

Subsequent expenditures incurred for the property and equipment are included in the cost of the property and equipment if it is probable that economic benefits associated with the asset will flow to the Group and the subsequent expenditures can be measured reliably. Meanwhile the carrying amount of the replaced part is derecognized. Other subsequent expenditures are recognized in profit or loss in the period in which they are incurred.

Depreciation is calculated on the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives. The residual values and useful lives of assets are reviewed, and adjusted if appropriate, at each financial reporting date.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.15	Property and equipment (Continued)

Land and buildings comprise primarily office premises. The estimated useful lives, depreciation rate and estimated residual value rate of buildings, leasehold improvements, office furniture and equipment, computer and electronic equipment and motor vehicles are as follows:

Category	Expected useful life	Estimated residual value rate	Annual depreciation rate
Buildings	30 years	5%	3%
Office furniture and equipment	3-5 years	0%-5%	19%-33%
Electronic equipment	2-5 years	0%-5%	19%-50%
Motor vehicles	3-5 years	5%-10%	18%-32%
Leasehold improvements	3-5 years	0%	20%-33%

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Construction in progress is measured at its actual costs. The actual costs include various construction expenditures during the construction period and other relevant costs. Construction in progress is not depreciated. Construction in progress is transferred to a property and equipment when it is ready for intended use.

3.16	Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that a non-financial asset other than deferred tax assets may be impaired. If any such indication exists, or when annual impairment testing for a non-financial asset is required, the Group makes an estimate of the asset’s recoverable amount. A non-financial asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. Where the carrying amount of a non-financial asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to disposal, an appropriate valuation model is used. These calculations are corroborated by quoted share prices or other available fair value indicators.

For non-financial assets other than goodwill (Note 3.14), an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the Group makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.16	Impairment of non-financial assets (Continued)

depreciation, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the statement of comprehensive income.

Intangible assets with indefinite useful lives are tested for impairment at least annually at each year end if triggering events are not identified, either individually or at the cash-generating unit level, as appropriate.

3.17	Current and deferred income tax

Income tax comprises current and deferred tax. Income tax is recognized in the consolidated statement of comprehensive income, or in other comprehensive income or in equity if it relates to items that are recognized in the same or a different period directly in other comprehensive income or in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

(a)

when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

(b)

in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized, except:

(a)

when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

(b)

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.17	Current and deferred income tax (Continued)

part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are reassessed by the end of each reporting period and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

3.18	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of comprehensive income over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

3.19	Share capital and share premium

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Ordinary shares have a par value of USD0.00001. Initial capital injection over par value per share are accounted for as share premium.

Where any group company purchases the Company’s equity instruments, for example as the result of a share buy-back or a share-based payment plan, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners of the Company as treasury shares until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of the Company.

3.20	Accounts and other payables

Accounts and other payables mainly include payable due to third parties in relation to personal loans, payable to platform investors, employment benefits payables, interest payables, payable to external suppliers, tax and other statutory liabilities, and deposit payables etc.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.20	Accounts and other payables (Continued)

Accounts and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

3.21	Compound financial instruments

Compound financial instruments contain both a liability and an equity component. The compound financial instruments issued by the Group comprise convertible promissory notes (Note 34) and convertible redeemable preferred shares (Note 35).

The liability component, representing the obligation to make fixed payments of compound financial instruments may be converted to ordinary shares at the option of the holders, and the number of shares to be issued is based on an initial fixed conversion price subject to anti-dilutive adjustments. Principal and interest, is classified as liability and initially recognized at the fair value, calculated using the market interest rate of a similar liability that does not have an equity conversion option, and is subsequently measured at amortized cost using the effective interest method. The equity component, representing an embedded option to convert the liability into ordinary shares, is initially recognized in other reserves as the difference between the proceeds received from the compound financial instruments as a whole and the amount of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to the allocation of proceeds.

On conversion of the compound financial instruments into shares and convertible redeemable preferred shares, the amount transferred to share capital is calculated as the par value of the shares multiplied by the number of shares converted. The difference between the carrying value of the related component of the converted notes and the amount transferred to share capital is recognized in share premium.

3.22	Employee benefits

(a)	Pension obligations

The employees of the Group are mainly covered by various defined contribution pension plans. The Group makes and accrues contributions on a monthly basis to the pension plans, which are mainly sponsored by the related government authorities that are responsible for the pension liability to retired employees. Under such plans, the Group has no other significant legal or constructive obligations for retirement benefits beyond the said contributions, which are expensed as incurred.

(b)	Housing benefits

The employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each period.

(c)	Medical benefits

The Group makes monthly contributions for medical benefits to the local authorities in accordance with the relevant local regulations for the employees. The Group’s liability in respect of employee medical benefits is limited to the contributions payable in each period.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.23	Share-based payment

The Group operates an equity-settled, share-based compensation plan (share purchase scheme), under which the Group receives services from employees as consideration for equity instruments.

The total amount to be expensed is determined by reference to the fair value of the shares granted, which includes the impact of market performance conditions (for example, an entity’s share price) but excludes the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining as an employee of the entity over a specified time period) and includes the impact of any non-vesting conditions (for example, the requirement for employees to save or holding shares for a specified period of time). The Group also estimates the number of total shares expected to vest taking into consideration of service and non-market performance conditions.

Total expense based on fair value of the shares granted and number of shares expected to vest is recognized over the vesting period.

At the end of each reporting period, the Group revises its estimates of the number of awarded shares that are expected to vest based on the non-market performance and service conditions. It recognizes the impact of the revision to original estimates, if any, in the statement of profit or loss, with a corresponding adjustment to equity.

The Group uses the shares reserved and managed by Tun King Company limited to settle with the awardees under the share-based compensation plan upon vesting.

3.24	Revenue recognition

Revenue represents the amount of consideration the Group is entitled to upon the transfer of promised goods or services in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). Revenues are recognized when or as control of the asset or service is transferred to the customer. Depending on the terms of the contract, control of the goods and services may be transferred over time or at a point in time. Services is provided over time if the Group’s performance:

•	provides all of the benefit received and consumed simultaneously by the customer;

•	creates and enhances an asset that the customer controls as the Group performs; and

•	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

The progress towards complete satisfaction of the performance obligation is measured based on one of the following methods that best depict the Group’s performance in satisfying the performance obligation:

•	direct measurements of the value transferred by the Group to the customer; or

•	the Group’s efforts or inputs to the satisfaction of the performance obligation.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.24	Revenue recognition (Continued)

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. If the value ascribed to the services rendered by the Group exceed the payment, a contract asset is recognized. Judgement is required in determining whether a right to consideration is unconditional and thus qualifies as a receivable.

A receivable is recorded when the Group has an unconditional right to consideration on the date the payment is due even if it has not yet performed under the contract.

A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer, which is recognized as revenue upon transfer of control to the customers.

The specific accounting policies for the Group’s main types of revenue are as below:

3.24.1	Retail credit facilitation service fees

The Group engages primarily in operating a platform in facilitating borrowers and institutional funding partners or individual investors. For the loans that the Group determines that it is not the legal lender in the loan origination and repayment process or does not need to consolidate, the Group does not record loans to customers and payables arising from such transactions.

The Group determines that both borrower and institutional funding partners or individual investors are its customers. In accordance with a series of contracts entered into among the borrowers, institutional funding partners or individual investors and the Group, the Group provides loan facilitation and post origination services to its customers. The loan facilitation services primarily include credit assessment and financing advisory service. The post origination services primarily include repayment processing and loan collection service. The Group determines loan facilitation and post origination as two performance obligations. Account management service provided to credit enhancement partners is considered a separate service outside of these two performance obligations.

The Group generally collects guarantee fee and one combined service fee covering both loan facilitation and post origination services from the borrowers on monthly instalment. The total consideration including service fees and guarantee fee are firstly allocated to the guarantee liability at its fair value upon inception of the loan contracts and the residual consideration are then allocated to loan facilitation and post origination services based on their estimated standalone selling price. The Group does not have observable standalone selling price for the loan facilitation services or post origination services because it does not provide loan facilitation services or post origination services on a standalone basis in similar circumstances to similar customers. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group. As a result, the estimation of standalone selling price involves significant judgment. The Group uses an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.24	Revenue recognition (Continued)

3.24.1	Retail credit facilitation service fees (Continued)

basis of revenue allocation. When estimating the selling prices, the Group considers the cost related to such services, profit margin, customer demand, effect of competition on services, and other market factors.

The transaction price allocated to loan facilitation is recognized as revenue upon execution of loan agreements between institutional funding partners or individual investors and borrowers; the consideration allocated to post-facilitation services is recognized over the period of the loan according to the pattern of when the underlying services are performed. The transaction price allocated to loan facilitation is recognized as revenue upon execution of loan agreements between investors and borrowers; the consideration allocated to post-facilitation services is recognized over the period of the loan on a systematic basis, which approximates the pattern of when the post origination services are performed.

As the loans facilitated by the Group are generally over 12 months, any incremental costs (i.e. fees paid to direct sales, channel partners and others) of obtaining such contracts are capitalized and amortized on a systematic basis consistent with the pattern of the transfer of the services provided to its customers during the term of underlying loans. The Group assesses the recoverability of the capitalized incremental costs of obtaining a contract in accordance with IFRS 15 at each balance sheet date. Any costs that are not expected to be recoverable are expensed as incurred.

3.24.2	Wealth management transaction and service fees

The Group offers a full suite of wealth management products from third-party institutional investment product providers to the investors on its wealth management platform. Such products include asset management plans, bank products, mutual funds, private investment funds, trust plans and others (collectively “current products”). Wealth management service fees consist primarily of fee collected from product providers for facilitation of wealth management products offered on its wealth management platform. The Group generally receives a service fee based on a certain percentage of the volume of wealth management products facilitated by the Group. Such fee is recognized upon successful facilitation, which is the only performance obligation agreed in the contract.

For certain products, the Group receives a recurring service fee as a percentage of the outstanding balance of underlying wealth management products held by the investors until such investments are disposed by investors. Such service fee is determined to be variable consideration that does not meet the “probable of not reversing” threshold. As such, the Group recognizes revenue related to such wealth management products based on its best estimate and true up adjustments and made based on amount confirmed by the product providers.

The Group historically offered a variety of products and related services that the Group no longer offers (“Legacy Products”), primarily due to shift in strategy and regulatory requirements. Legacy Products are primarily composed of certain types of structured alternative products originated from financial institutions (“B2C products”) and peer-to-peer products. The Group ceased to offer B2C products in the second half of 2017 and peer-to-peer products in August 2019. Fee from B2C products consist primarily

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.24	Revenue recognition (Continued)

3.24.2	Wealth management transaction and service fees (Continued)

of service fee for distribution of these products which were recognized upon successful sales of B2C products. Fee from peer-to-peer products primarily consist of value-added services fee, including secondary market service fee and services fee related to automated investment tools. Transaction fee collected for peer-to-peer business was included in the total consideration, which was allocated to loan facilitation and post origination services within the retail credit facilitation business.

The Group historically offered automated investment tool to individual investors to enable them to reinvest their monthly proceeds in other peer-to-peer products. The Group charges the surplus gain i.e., the actual rate of return exceeds the stated expected rate of return of such reinvestment, as a service fee. Such service fee is a separate fee charged to investors in a separate contract and therefore is allocated specifically to the reinvestment management performance obligation. The Group determines that the “probable of not reserving” threshold is met for surplus gain and therefore surplus gain is included in the transaction price upon the effective date of such service. The Group estimates the surplus gain continuously for the duration of the reinvestment service to monitor the expected outcome and revenue is recognized over the term of the reinvestment service as the investor simultaneously receives and consumes the benefits provided by the Group’s performance throughout the term of the reinvestment period.

3.24.3	Interest income

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

3.25	Leases

The Group leases various properties. Rental contracts are typically made for fixed periods of 1 to 5 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Leases are recognized as a right-of-use asset and corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable,

•	variable lease payments that are based on an index or a rate,

•	amounts expected to be payable by the lessee under residual value guarantees,

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

3	Summary of significant accounting policies (Continued)

3.25	Leases (Continued)

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measured of lease liability,

•	any lease payments made at or before the commencement date less any lease incentives received,

•	any initial direct costs, and

•	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.

3.26	Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the best estimate of most likely consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

3.27	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the consolidated statement of comprehensive income over the period necessary to match them with the costs that they are intended to compensate.

4	Financial instruments and risks

The Group’s activities expose it to a variety of market risks (comprising foreign currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out by the senior management of the Group.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

4	Financial instruments and risks (Continued)

4.1	Financial risk factors

4.1.1	Market risk

Market risk is the risk of changes in fair value of financial instruments and future cash flows from fluctuation of market prices, which includes two types of risks from volatility of foreign exchange rates (foreign currency risk), and market interest rates (interest rate risk).

(a)	Foreign currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which the Group conducts business may affect its financial position and results of operations. The foreign currency risk assumed by the Group mainly comes from movements in the USD/RMB exchange rates.

The Company and its major overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to subsidiaries dominated in RMB. The Group has entered into spot-forward USD/RMB currency swaps to manage its exposure to foreign currency risk arising from loans to subsidiaries dominated in RMB.

The subsidiaries of the Group are mainly operating in mainland China with most of the transactions settled in RMB. The Group considers that business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency.

The table below illustrates the impact of an appreciation or depreciation of RMB spot and forward rates against USD by 5% on the Group’s profit before income tax.

	As of December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
5% appreciation of RMB	647	13,043	15,079
5% depreciation of RMB	(647)	(13,043)	(15,079)

(b)	Interest rate risk

Interest rate risk is the risk that the fair value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Interest on floating rate instruments is repriced at intervals of less than one year. Interest on fixed interest rate instruments is priced at inception of the financial instruments and is fixed until maturity. Floating rate instruments expose the Group to cash flow interest rate risk, whereas fixed rate instruments expose the Group to fair value interest risk. The Group’s interest rate risk mainly arises from fixed rate instruments including term deposits, accounts and other receivables, loans to customers, accounts and other payables and borrowings etc. The Group’s interest rate risk policy requires it to manage interest rate risk by managing the maturities of interest-bearing financial assets and interest-bearing financial liabilities.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by maturity or repricing date (whichever is the earlier):

	As of December 31, 2017
	Less than 3 months RMB’000	3 months to 1 year RMB’000	1-2 years RMB’000	2-3 years RMB’000	More than 3 years RMB’000	Overdue RMB’000	No interest RMB’000	Total RMB’000
ASSETS
Cash at bank	18,628,201	85,000	—	—	—	—	—	18,713,201
Restricted cash	6,557,990	—	—	—	—	—	—	6,557,990
Financial assets at fair value through profit or loss	280,357	—	—	—	—	—	12,161,203	12,441,560
Accounts and other receivables and contract assets	—	—	—	—	—	—	18,466,674	18,466,674
Loans to customers	13,294,464	39,883,391	27,987,913	4,265,344	8,530,688	3,591,137	—	97,552,937
Financial investments – loans and receivables	4,290,715	3,249,897	62,492	—	—	118,125	—	7,721,229
Financial investments – available-for-sale	1,546,050	471,010	—	—	—	—	507,063	2,524,123

Total financial assets	44,597,777	43,689,298	28,050,405	4,265,344	8,530,688	3,709,262	31,134,940	163,977,714

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by maturity or repricing date (whichever is the earlier): (Continued)

	As of December 31, 2017
	Less than 3 months RMB’000	3 months to 1 year RMB’000	1-2 years RMB’000	2-3 years RMB’000	More than 3 years RMB’000	Overdue RMB’000	No interest RMB’000	Total RMB’000
LIABILITIES
Payable to platform investors	—	—	—	—	—	—	10,212,352	10,212,352
Borrowings	4,220,610	10,754,271	—	—	11,000	—	115,938	15,101,819
Accounts and other payables and contract liabilities	—	—	—	—	—	—	3,756,400	3,756,400
Payable to investors of consolidated structured entities	30,849,856	65,744,045	17,080,767	1,043,464	—	—	9,685	114,727,817
Financing guarantee liabilities	—	—	—	—	—	—	564,449	564,449
Lease liabilities	119,624	314,283	242,927	115,889	72,745	—	—	865,468
Convertible promissory note payable	—	—	—	—	8,070,915	—	—	8,070,915

Total financial liabilities	35,190,090	76,812,599	17,323,694	1,159,353	8,154,660	—	14,658,824	153,299,220

Total interest rate sensitivity gap	9,407,687	(33,123,301)	10,726,711	3,105,991	376,028	3,709,262	16,476,116	10,678,494

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by maturity or repricing date (whichever is the earlier): (Continued)

	As of December 31, 2018
	Less than 3 months RMB’000	3 months to 1 year RMB’000	1-2 years RMB’000	2-3 years RMB’000	More than 3 years RMB’000	Overdue RMB’000	No interest RMB’000	Total RMB’000
ASSETS
Cash at bank	18,576,090	—	—	—	—	—	—	18,576,090
Restricted cash	7,937,113	—	—	—	—	—	—	7,937,113
Financial assets at fair value through profit or loss	1,690,559	4,356,131	2,000	618	—	—	10,395,087	16,444,395
Financial assets at amortized cost	1,456,839	1,009,628	64,528	31,429	—	545,423	—	3,107,847
Accounts and other receivables and contract assets	—	—	—	—	—	—	20,094,836	20,094,836
Loans to customers	7,335,297	22,005,890	2,997,655	60,782	30,391	1,997,679	—	34,427,694

Total financial assets	36,995,898	27,371,649	3,064,183	92,829	30,391	2,543,102	30,489,923	100,587,975

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by maturity or repricing date (whichever is the earlier): (Continued)

	As of December 31, 2018
	Less than 3 months RMB’000	3 months to 1 year RMB’000	1-2 years RMB’000	2-3 years RMB’000	More than 3 years RMB’000	Overdue RMB’000	No interest RMB’000	Total RMB’000
LIABILITIES
Payable to platform investors	—	—	—	—	—	—	9,820,079	9,820,079
Borrowings	2,572,576	2,298,000	—	8,000	—	—	18,188	4,896,764
Bond payable	—	289,199	—	—	—	—	—	289,199
Accounts and other payables and contract liabilities	—	—	—	—	—	—	6,243,986	6,243,986
Payable to investors of consolidated structured entities	9,925,698	19,949,705	1,929,295	—	—	—	5,553	31,810,251
Financing guarantee liabilities	—	—	—	—	—	—	273,916	273,916
Lease liabilities	99,123	284,236	224,562	123,008	42,031	—	—	772,960
Convertible promissory note payable	—	—	—	—	9,134,809	—	—	9,134,809
Convertible redeemable preferred shares	—	—	—	—	8,935,493	—	—	8,935,493

Total financial liabilities	12,597,397	22,821,140	2,153,857	131,008	18,112,333	—	16,361,722	72,177,457

Total interest rate sensitivity gap	24,398,501	4,550,509	910,326	(38,179)	(18,081,942)	2,543,102	14,128,201	28,410,518

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by maturity or repricing date (whichever is the earlier): (Continued)

	As of December 31, 2019
	Less than 3 months RMB’000	3 months to 1 year RMB’000	1-2 years RMB’000	2-3 years RMB’000	More than 3 years RMB’000	Overdue RMB’000	No interest RMB’000	Total RMB’000
ASSETS
Cash at bank	7,241,643	110,751	—	—	—	—	—	7,352,394
Restricted cash	24,602,779	—	—	—	—	—	—	24,602,779
Financial assets at fair value through profit or loss	1,644,507	2,826,748	1,000	17,717	51,123	2,764,313	11,277,648	18,583,056
Financial assets at amortized cost	2,235,622	4,866,232	161,674	32,874	—	1,326,610	—	8,623,012
Accounts and other receivables and contract assets	—	—	—	—	—	—	26,296,438	26,296,438
Loans to customers	4,057,473	12,172,419	14,678,077	6,989,171	3,494,586	6,106,786	—	47,498,512

Total financial assets	39,782,024	19,976,150	14,840,751	7,039,762	3,545,709	10,197,709	37,574,086	132,956,191

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by maturity or repricing date (whichever is the earlier): (Continued)

	As of December 31, 2019
	Less than 3 months RMB’000	3 months to 1 year RMB’000	1-2 years RMB’000	2-3 years RMB’000	More than 3 years RMB’000	Overdue RMB’000	No interest RMB’000	Total RMB’000
LIABILITIES
Payable to platform investors	—	—	—	—	—	—	15,344,417	15,344,417
Borrowings	378,900	2,598,540	—	—	—	—	12,422	2,989,862
Accounts and other payables and contract liabilities	—	—	—	—	—	—	4,826,010	4,826,010
Payable to investors of consolidated structured entities	4,843,980	12,640,500	14,932,203	14,352,203	—	—	474,164	47,243,050
Financing guarantee liabilities	—	—	—	—	—	—	242,749	242,749
Lease liabilities	118,785	324,589	317,778	136,455	41,482	—	—	939,089
Convertible promissory note payable	—	—	—	—	10,014,377	—	—	10,014,377
Convertible redeemable preferred shares	—	—	—	—	10,258,898	—	—	10,258,898

Total financial liabilities	5,341,665	15,563,629	15,249,981	14,488,658	20,314,757	—	20,899,762	91,858,452

Total interest rate sensitivity gap	34,440,359	4,412,521	(409,230)	(7,448,896)	(16,769,048)	10,197,709	16,674,324	41,097,739

The Group performs interest rate sensitivity analysis on profit for the Group by measuring the impact of a change in profit of financial assets and liabilities. On an assumption of a parallel shift of 100 basis points in RMB, USD, HKD, IDR and SGD interest rates, the Group calculates the changes in profit for the year on a monthly basis.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The table below illustrates the impact to profit before tax of the coming year as of each reporting date based on the structure of interest-bearing assets and liabilities as of December 31, 2017, 2018 and 2019, caused by a parallel shift of 100 basis points of RMB, USD, HKD, IDR and SGD interest rates.

	As of December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Change in interest rate
-100 basis points	41,895	(230,551)	(317,900)
+100 basis points	(41,895)	230,551	317,900

In the sensitivity analysis, the Group adopts the following assumptions when determining business conditions and financial index:

•	The fluctuation rates of different interest-bearing assets and liabilities are the same;

•	All assets and liabilities are re-priced in the middle of relevant periods;

•	Analysis is based on static gap on reporting date, regardless of subsequent changes;

•	No consideration of impact on customers’ behaviour resulting from interest rate changes;

•	No consideration of impact on market price resulting from interest rate changes;

•	No consideration of actions taken by the Group.

Therefore, the actual changes of net profit may differ from the analysis above.

4.1.2	Credit risk

Credit risks refer to the risk of losses incurred by the inabilities of debtors or counterparties to fulfil their contractual obligations or by the adverse changes in their credit conditions. The Group is exposed to credit risks primarily associated with its deposit arrangements with commercial banks, financial assets at fair value through profit or loss, accounts and other receivables, loans to customers, available-for-sale financial assets, etc. The Group uses a variety of controls to identify, measure, monitor and report credit risk.

Credit risk management

The Group’s financial assets at fair value through profit or loss, and available-for-sale financial assets investments mainly include security investment funds, trust products, wealth management products, asset management plans and other equity investments. The Group executes due diligence, assesses counterparties’ qualification and manages credit risks of existing investments.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Credit risk management (Continued)

The Group has formulated a complete set of credit management processes and internal control mechanisms, so as to carry out whole process management of credit business. Credit management procedures for its retail loans comprise the processes of credit origination, credit review, credit approval, disbursement, post-disbursement monitoring and collection. Risks arising from financial guarantees and loan commitments are similar to those associated with loans. Transactions of financial guarantees and loan commitments are, therefore, subject to the same portfolio management and the same requirements for application and collateral as loans to customers.

To those accounts and other receivables and contract assets, there are policies to control the credit risk exposures. The Group evaluates the possibility of guarantee from third parties, credit record and other factors such as current market condition. The Group monitors customer credit records at regular intervals, and takes action such as official notifications, shortening credit periods or cancelling credit periods etc. to ensure the Group’s credit risk remains under control when the customers with bad credit records are identified.

Credit exposure

Without taking collateral and other credit enhancements into consideration, for on-balance sheet assets, the maximum exposures are based on net carrying amounts as reported in the financial statements. The Group also assumes credit risk due to financing guarantee. The following table sets forth the credit exposure of the Group as of December 31, 2017, 2018 and 2019:

	As of December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
On-balance sheet
Cash at bank	18,713,201	18,576,090	7,352,394
Restricted cash	6,557,990	7,937,113	24,602,779
Financial assets at fair value through profit or loss	12,441,560	16,444,395	18,583,056
Financial assets at amortized cost	N/A	3,107,847	8,623,012
Accounts and other receivables and contract assets	18,466,674	20,094,836	26,296,438
Loans to customers	97,552,937	34,427,694	47,498,512
Financial investments – loans and receivables	7,721,229	N/A	N/A
Financial investments – available-for-sale	2,524,123	N/A	N/A

	163,977,714	100,587,975	132,956,191

Off-balance sheet
Financing guarantee commitment	8,054,767	4,587,426	4,639,331

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Credit exposure (Continued)

Collateral and other credit enhancements

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the types of collateral and the valuation parameters. The collateral obtained are typically residential properties.

Management monitors the market value of the collateral, requests additional collateral when needed and performs an impairment valuation when applicable.

It is the Group’s policy to dispose of repossessed properties in an orderly fashion. The proceeds are used to reduce or repay the outstanding balance. In general, the Group does not occupy repossessed properties for business use.

Aging analysis of financial assets (under Previous GAAP for 2017)

	As of December 31, 2017
	Not due and not impaired RMB’000	Past due but not impaired					Total
		1-30 days past due RMB’000	31-90 days past due RMB’000	91 days or more past due RMB’000	Total past due but not impaired RMB’000	Impaired RMB’000	RMB’000
Cash at bank	18,713,201	—	—	—	—	—	18,713,201
Restricted cash	6,557,990	—	—	—	—	—	6,557,990
Financial assets at fair value through profit or loss	12,441,560	—	—	—	—	—	12,441,560
Accounts and other receivables and contract assets	16,736,176	1,315,225	148,230	16,771	1,480,226	1,233,598	19,450,000
Loans to customers	98,575,649	117,600	921,342	—	1,038,942	2,145,972	101,760,563
Financial investments – loans and receivables	7,598,170	—	7,694	—	7,694	315,984	7,921,848
Financial investments – available-for-sale	2,524,123	—	—	—	—	—	2,524,123

Gross total	163,146,869	1,432,825	1,077,266	16,771	2,526,862	3,695,554	169,369,285

Expected credit loss

Credit risk measurement

The estimation of credit exposure for risk management purposes is complex and requires the use of models, as the exposure varies with changes in market conditions, expected cash flows and the passage of time. The assessment of credit risk of a portfolio of assets entails further estimations as to the likelihood of defaults occurring, of the associated loss ratios and of default correlations between counterparties. The Group measures credit risk using Probability of Default (PD), Exposure at Default

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Expected credit loss (Continued)

Credit risk measurement (Continued)

(EAD) and Loss Given Default (LGD). This is similar to the approach used for the purposes of measuring ECL under IFRS 9.

Measurement of ECL

IFRS 9 outlines a ‘three-stage’ model for impairment based on changes in credit quality since initial recognition as summarized below:

•	A financial instrument that is not credit-impaired on initial recognition is classified in ‘Stage 1’ and has its credit risk continuously monitored by the Group.

•	If a significant increase in credit risk (‘SICR’) since initial recognition is identified, the financial instrument is moved to ‘Stage 2’ but is not yet deemed to be credit-impaired.

•	If the financial instrument is credit-impaired, the financial instrument is then moved to ‘Stage 3’.

Financial instruments in Stage 1 have their ECL measured at an amount equal to the portion of lifetime ECL that result from default events possible within the next 12 months. Instruments in Stages 2 or 3 have their ECL measured based on ECL on a lifetime basis.

•	A pervasive concept in measuring ECL in accordance with IFRS 9 is that it should consider forward-looking information.

Purchased or originated credit-impaired financial assets are those financial assets that are credit-impaired on initial recognition. Their ECL is always measured on a lifetime basis (Stage 3).

The following diagram summarizes the impairment requirements under IFRS 9 (other than purchased or originated credit-impaired financial assets)

Change in credit quality since initial recognition

Stage 1	Stage 2	Stage 3
(Initial recognition)	(Significant increase in credit risk since initial recognition)	(Credit-impaired assets)
12-month ECL	Lifetime ECL	Lifetime ECL

The key judgements and assumptions adopted by the Group in addressing the requirements of the standard are discussed below:

(a)	Significant increase in credit risk (SICR)

The Group considers a loan to have experienced a significant increase in credit risk if the borrower is more than 30 days past due on its contractual payments. No qualitative criteria is considered by the Group since the Group monitors the risk of borrowers purely based on the overdue period.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(a)	Significant increase in credit risk (SICR) (Continued)

The criteria used to identify SICR are monitored and reviewed periodically for appropriateness by the independent credit risk team.

(b)	Definition of default and credit-impaired assets

The Group defines a financial instrument as in default, which is fully aligned with the definition of credit-impaired if the borrower is more than 90 days past due on its contractual payments. No qualitative criteria is considered by the Group since the Group monitors the risk of borrowers purely based on the overdue period.

The criteria above have been applied to all financial instruments held by the Group and are consistent with the definition of default used for internal credit risk management purposes. The default definition has been applied consistently to model the Probability of Default (PD), Exposure at Default (EAD) and Loss given Default (LGD) throughout the Group’s expected loss calculations.

(c)	Measuring ECL – Explanation of inputs, assumptions and estimation techniques

The ECL is measured on either a 12-month (12M) or Lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition or whether an asset is considered to be credit-impaired. ECL are the discounted product of the Probability of Default (PD), Exposure at Default (EAD), and Loss Given Default (LGD), defined as follows:

•

The PD represents the likelihood of a borrower defaulting on its financial obligation (as mentioned in “Definition of default and credit-impaired assets” above), either over the next 12 months (12M PD), or over the remaining lifetime (Lifetime PD) of the obligation.

•

Loss Given Default (LGD) represents the Group’s expectation of the extent of loss on a defaulted exposure. LGD varies by type and availability of collateral or other credit support. LGD is expressed as a percentage loss per unit of exposure at the time of default (EAD).

•

EAD is based on the amounts the Group expects to be owed at the time of default, over the next 12 months (12M EAD) or over the remaining lifetime (Lifetime EAD). For example, for a revolving commitment, the Group includes the current drawn balance plus any further amount that is expected to be drawn up to the current contractual limit by the time of default, should it occur.

The ECL is determined by projecting the PD, LGD and EAD for each future month and for each individual exposure or collective segment. These three components are multiplied together and adjusted for the likelihood of survival (i.e. the exposure has not prepaid or defaulted in an earlier month).

The Lifetime PD is developed by applying a maturity profile to the current 12M PD. The maturity profile looks at how defaults develop on a portfolio from the point of initial recognition throughout the

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(c)	Measuring ECL – Explanation of inputs, assumptions and estimation techniques (Continued)

lifetime of the loans. The maturity profile is based on historical observed data and is assumed to be the same across all assets within a portfolio. This is supported by historical analysis.

The 12-month and lifetime EADs are determined based on the expected payment profile. For amortising products and bullet repayment loans, this is based on the contractual repayments owed by the borrower over a 12-month or lifetime basis. This will also be adjusted for any expected overpayments made by a borrower. Early repayment/refinance assumptions are also incorporated into the calculation.

The 12-month and lifetime LGDs are determined based on the factors which impact the recoveries made post default. These vary by product type.

Forward-looking economic information is included in determining the 12-month and lifetime PD. These assumptions vary by product type.

There have been no significant changes in estimation techniques or significant assumptions made during the years ended December 31, 2018 and 2019.

(d)	Forward-looking information incorporated in the ECL models

The Group has developed macro-economic forward-looking adjustment model by establishing a pool of macro-economic indicators, preparing data, filtering model factors and adjusting forward-looking elements, and the indicators include gross domestic product (GDP) year on year percentage change, customer price index (CPI) year on year percentage change and other macro-economic variables. Through regression analysis, the relationship among these economic indicators in history with EAD, PD and LGD is determined, and the EAD, PD, LGD are then determined through forecasting economic indicators. The forecasting methods and critical assumptions applied had no material changes during the years ended December 31, 2018 and 2019.

In 2018 and 2019, the Group collected 10-year time series data of macro-economic parameters from the China Macroeconomic Database published by an authoritative data supplier, and analysed the inter-period relationship between economic parameters, and simulated randomization through the Monte Carlo method to formulate prediction function. Combined with the expert judgement, the Group established the values used for different scenarios. In addition to the base economic scenario, the Group also considers other possible scenarios and relative weightings. The scenario is set, by analysing each major product structure, to ensure non-linearity is considered. The Group regularly reassess the number of scenarios and their attributes. In 2018 and 2019, the Group combined statistical analysis results to determine the weights of different scenarios, and also considered the range of possible outcomes represented by each scenario, to determine the final macro-economic assumptions and weights for measuring the relevant expected credit loss.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(d)	Forward-looking information incorporated in the ECL models (Continued)

The impact of these economic indicators on PD and LGD varies to different businesses. The Group comprehensively considers internal and external data, expert forecasts and statistical analysis to determine the relationship between these economic indicators with PD and LGD. The Group evaluates and forecasts these economic indicators at least annually at balance sheet date, provides the best estimates for the future, and regularly evaluates the results.

In 2018 and 2019, the Group considered different macroeconomic scenarios. The key macroeconomic assumptions used to estimate expected credit losses are listed below.

	As of December 31, 2018	As of December 31, 2019
GDP – year on year percentage change	6.2%-6.6%	5.9%-6.3%
CPI – year on year percentage change	2.0%-3.0%	2.0%-3.0%
Broad measure of money supply (M1) – year on year percentage change	3.0%-8.6%	5.2%-7.1%

Similar to other economic forecasts, the estimates of economic indicators have high inherent uncertainties, actual results may have significant differences with estimates. The Group considered the estimates above represented the optimal estimation of possible outcomes.

Sensitivity analysis

Expected credit losses are sensitive to the parameters used in the model, the macro-economic variables of the forward-looking forecast, the weight probabilities in the three scenarios, and other factors considered in the application of expert judgement. Changes in these input parameters, assumptions, models, and judgments will have an impact on the measurement of expected credit losses.

The Group has the highest weight of the base scenario. The loans to customers and financing guarantee contracts assumed that if the weight of the upside scenario increased by 10% and the weight of the base scenario reduced by 10%, the Group’s ECL impairment provision as of December 31, 2018 and 2019 would be reduced by RMB2 million and RMB2 million, respectively; if the weight of the downside scenario increased by 10% and the weight of the base scenarios reduced by 10%, the Group’s ECL impairment provision would be increased by RMB3 million and RMB1 million, respectively.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(d)	Forward-looking information incorporated in the ECL models (Continued)

The following table shows the changes of ECL impairment provision on loans to customers and financing guarantee liabilities related to ECL assuming the financial assets in stage 2 reclassified to stage 1 due to significant improvement in credit risk.

	As of December 31,
	2018	2019
	RMB’000	RMB’000
Total ECL and financing guarantee liabilities under assumption of reclassification of financial instruments from stage 2 to stage 1	1,713,126	1,425,379
Total ECL and financing guarantee liabilities related to ECL recognized in the consolidated balance sheet	1,867,762	1,494,063

Difference-amount	(154,636)	(68,684)
Difference-ratio	-8%	-5%

Maximum exposure to credit risk before collateral held or other credit enhancements

The following table presents the credit risk exposure of the financial instruments under the scope of expected credit loss. Without considering guarantee or any other credit enhancement measures, for on-balance sheet assets, the maximum credit risk exposure is presented as the net carrying amount of the financial assets:

	As of December 31, 2018
(in RMB’000) Book value	Stage I	Stage II	Stage III	Purchased or originated credit impaired	Maximum Credit Risk Exposure
On-balance sheet
Cash at bank	18,576,090	—	—	—	18,576,090
Restricted cash	7,937,113	—	—	—	7,937,113
Financial assets at amortized cost	2,562,423	423,563	28,942	92,919	3,107,847
Accounts and other receivables and contract assets	19,666,732	208,532	219,572	—	20,094,836
Loans to customers	33,468,734	328,824	630,136	—	34,427,694

Total	82,211,092	960,919	878,650	92,919	84,143,580

Off-balance sheet
Financing guarantee commitment	4,504,919	82,507	—	—	4,587,426

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Expected credit loss (Continued)

Maximum exposure to credit risk before collateral held or other credit enhancements (Continued)

	As of December 31, 2019
(in RMB’000) Book value	Stage I	Stage II	Stage III	Purchased or originated credit impaired	Maximum Credit Risk Exposure
On-balance sheet
Cash at bank	7,352,394	—	—	—	7,352,394
Restricted cash	24,602,779	—	—	—	24,602,779
Financial assets at amortized cost	7,209,198	—	1,333,999	79,815	8,623,012
Accounts and other receivables and contract assets	25,805,452	226,662	264,324	—	26,296,438
Loans to customers	46,915,779	271,182	311,551	—	47,498,512

Total	111,885,602	497,844	1,909,874	79,815	114,373,135

Off-balance sheet
Financing guarantee commitment	4,600,281	39,050	—	—	4,639,331

4.1.3	Liquidity risk

Liquidity risk is the risk of not having access to sufficient funds or being unable to liquidate a position in a timely manner at a reasonable price to meet the Group’s obligations as they become due.

The Group aims to maintain sufficient cash at bank and marketable securities. Due to the dynamic nature of the underlying businesses, the Group maintains flexibility in funding by maintaining adequate cash at bank.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.3	Liquidity risk (Continued)

The following table analyses the Group’s financial liabilities into relevant maturity grouping based on the remaining period at the end of each reporting period to the contractual maturity date. The amounts disclosed in the table are undiscounted contractual cash flows including interests with financial liabilities denominated in foreign currencies are translated into RMB using the spot rate as of balance sheet date:

	As of December 31, 2017
	Repayable on demand RMB’000	Within 1 year RMB’000	1 to 2 years RMB’000	2 to 3 years RMB’000	Over 3 years RMB’000	Undated RMB’000	Total RMB’000
Financial liabilities -
Payable to platform investors	10,212,352	—	—	—	—	—	10,212,352
Borrowings	—	15,349,212	523	523	11,261	—	15,361,519
Accounts and other payables and contract liabilities	3,741,363	—	—	—	—	15,037	3,756,400
Payable to investors of consolidated structured entities	624,711	117,053,355	24,157,828	3,890,014	—	—	145,725,908
Financing guarantee liabilities	8,054,767	—	—	—	—	—	8,054,767
Lease liabilities	—	477,502	263,547	124,333	75,882	—	941,264
Convertible promissory note payable	—	94,153	94,153	94,153	13,096,056	—	13,378,515

	22,633,193	132,974,222	24,516,051	4,109,023	13,183,199	15,037	197,430,725

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.3	Liquidity risk (Continued)

	As of December 31, 2018
	Repayable on demand RMB’000	Within 1 year RMB’000	1 to 2 years RMB’000	2 to 3 years RMB’000	Over 3 years RMB’000	Undated RMB’000	Total RMB’000
Financial liabilities -
Payable to platform investors	9,820,079	—	—	—	—	—	9,820,079
Borrowings	—	4,932,376	381	8,225	—	—	4,940,982
Bond payable	—	308,939	—	—	—	—	308,939
Accounts and other payables and contract liabilities	4,508,633	1,720,000	—	—	—	15,353	6,243,986
Payable to investors of consolidated structured entities	—	31,314,238	4,520,133	—	—	—	35,834,371
Financing guarantee liabilities	4,587,426	—	—	—	—	—	4,587,426
Lease liabilities	—	420,501	242,256	130,376	43,568	—	836,701
Convertible promissory note payable	—	98,894	98,894	98,894	13,656,555	—	13,953,237
Convertible redeemable preferred shares	—	—	—	—	11,874,726	—	11,874,726

	18,916,138	38,794,948	4,861,664	237,495	25,574,849	15,353	88,400,447

	As of December 31, 2019
	Repayable on demand RMB’000	Within 1 year RMB’000	1 to 2 years RMB’000	2 to 3 years RMB’000	Over 3 years RMB’000	Total RMB’000
Financial liabilities -
Payable to platform investors	15,344,417	—	—	—	—	15,344,417
Borrowings	—	3,047,827	—	—	—	3,047,827
Accounts and other payables and contract liabilities	4,826,010	—	—	—	—	4,826,010
Payable to investors of consolidated structured entities	474,677	21,706,803	16,293,460	15,121,595	—	53,596,535
Financing guarantee liabilities	4,639,331	—	—	—	—	4,639,331
Lease liabilities	—	486,110	338,374	142,126	42,767	1,009,377
Convertible promissory note payable	—	100,522	100,522	100,522	13,680,361	13,981,927
Convertible redeemable preferred shares	—	—	—	—	12,804,833	12,804,833

	25,284,435	25,341,262	16,732,356	15,364,243	26,527,961	109,250,257

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.4	Operational risk

Operational risk is the risk of loss resulting from inadequate or failure of proper internal controls on business processes, employees and systems or from uncontrollable external events. The Group is exposed to many types of operational risks in the conduct of its business. The Group attempts to manage operational risk by establishing clear policies and requiring well documented business processes to ensure that transactions are properly authorized, supported and recorded.

4.2	Capital management

The Group’s capital requirements are primarily dependent on the scale and the type of business that it undertakes, as well as the industry and geographic location in which it operates. The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and to maximize shareholders’ value.

The Group monitors capital (including share capital and reserve) by regularly reviewing the capital structure. Adjustments to current capital structure are made in light of changes in economic conditions and risk characteristics of the Group’s activities. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid, return capital to ordinary shareholders or issue capital securities.

4.3	Group’s maximum exposure to structured entities

The Group uses structured entities in the normal course of business for a number of purposes, for example, structured transactions for customers, to provide finance to public and private sector infrastructure projects, and to generate fees from managing assets on behalf of third-party investors. These structured entities are financed through the issue of notes or units to investors. Refer to Note 5.8 for the Group’s consolidation consideration related to structured entities.

The following table shows the Group’s maximum exposure to the unconsolidated structured entities representing the Group’s maximum possible risk exposure that could occur as a result of the Group’s arrangements with structured entities. The maximum exposure is contingent in nature and approximates the sum of direct investments made by the Group.

The following table sets forth the size of unconsolidated structured entities and the Group’s funding and maximum exposure as of December 31, 2017, 2018 and 2019,

	As of December 31, 2017
(In RMB’000)	Carrying amount	Group’s maximum exposure	Interest held by Group
Unconsolidated structured products managed by third parties	7,982,011	7,982,011	Investment income
Unconsolidated structured products managed by affiliated entities	6,583,315	6,699,922	Investment income/ service fee

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

4	Financial instruments and risks (Continued)

4.3	Group’s maximum exposure to structured entities (Continued)

	As of December 31, 2018
(In RMB’000)	Carrying amount	Group’s maximum exposure	Interest held by Group
Unconsolidated structured products managed by third parties	5,840,477	5,840,477	Investment income
Unconsolidated structured products managed by affiliated entities	8,482,148	8,554,416	Investment income/ service fee

	As of December 31, 2019
(In RMB’000)	Carrying amount	Group’s maximum exposure	Interest held by Group
Unconsolidated structured products managed by third parties	6,617,543	6,617,543	Investment income
Unconsolidated structured products managed by affiliated entities	9,695,236	9,748,907	Investment income/ service fee

The information about size above cannot be acquired from open market.

4.4	Fair value estimation

The Group’s main financial instruments carried at fair value are financial assets at fair value through profit or loss and available-for-sale financial assets.

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The primary quoted market price used for financial assets held by the Group is the current bid price. Financial instruments included in Level 1 comprise primarily equity investments, fund investments and bond investments traded on stock exchanges and open-ended mutual funds.

Level 2: Other valuation techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly (such as price) or indirectly (such as calculated based on price). These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates.

Level 3: Valuation techniques which use any inputs which have a significant effect on the recorded fair value that are not based on observable market data (unobservable inputs).

The level of fair value calculation is determined by the lowest level input with material significance in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the calculation of fair value.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

4	Financial instruments and risks (Continued)

4.4	Fair value estimation (Continued)

Valuation methods for Level 2 and Level 3 financial instruments:

For Level 2 financial instruments, valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities.

For Level 3 financial instruments, prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. Determinations to classify fair value measures within Level 3 of the valuation hierarchy are generally based on the significance of the unobservable factors to the overall fair value measurement, and valuation methodologies such as discounted cash flow models and other similar techniques.

The following table sets forth the financial instruments recorded at fair value by level of the fair value hierarchy:

As of December 31, 2017	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Financial assets at fair value through profit or loss
Asset management plans	—	4,587,433	3,619,738	8,207,171
Mutual Fund	881,499	—	—	881,499
Trust plans	—	51,982	—	51,982
Structured deposits	—	280,357	—	280,357
Bank wealth management products	—	495,708	—	495,708
Private fund investment	—	—	2,524,843	2,524,843

Financial investments – available -for -sale	—	1,609,388	914,735	2,524,123

Total	881,499	7,024,868	7,059,316	14,965,683

As of December 31, 2018	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Financial assets at fair value through profit or loss
Asset management plans	—	4,028,446	—	4,028,446
Mutual Fund	1,275,624	—	—	1,275,624
Trust plans	—	4,101,519	—	4,101,519
Factoring products	—	820,897	—	820,897
Structured deposits	—	1,300,873	—	1,300,873
Bank wealth management products	—	2,284,146	—	2,284,146
Private fund investment	—	—	2,632,890	2,632,890

Total	1,275,624	12,535,881	2,632,890	16,444,395

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

4	Financial instruments and risks (Continued)

4.4	Fair value estimation (Continued)

As of December 31, 2019	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Financial assets at fair value through profit or loss
Asset management plans	—	6,056,754	793,514	6,850,268
Mutual Fund	5,732,842	—	—	5,732,842
Trust plans	—	1,787,954	1,682,519	3,470,473
Factoring products	—	1,480,223	344,023	1,824,246
Structured deposits	—	430,760	—	430,760
Bank wealth management products	—	251,684	—	251,684
Corporate bond	—	—	15,271	15,271
Private fund investment	—	—	7,512	7,512

Total	5,732,842	10,007,375	2,842,839	18,583,056

There were no changes in valuation techniques during the period.

The following table presents the changes in level 3 instruments for the year ended December 31, 2017, 2018 and 2019:

	Year ended December 31
	2017	2017	2018	2019
	Available-for-sale financial assets	Financial assets at fair value through profit or loss
	RMB’000	RMB’000	RMB’000	RMB’000
As of beginning of the year	98,000	6,850,013	6,144,581	2,632,890
Adoption of IFRS 9	—	—	914,735	—
Additions	1,655,100	26,775,616	12,002,979	1,353,173
Disposal	(856,100)	(27,500,000)	(16,439,194)	(1,961,315)
Transfer into level 3	—	—	—	1,477,950
Gains or losses recognized in other comprehensive income	17,735	—	—	—
Gains or losses recognized in profit or loss	—	18,952	9,789	(659,859)

As of end of the year	914,735	6,144,581	2,632,890	2,842,839

That large majority of gains or losses recognized in profit or loss arose from instruments still held at the end of each year.

5	Critical accounting estimates and judgements

The Group makes estimates and judgments that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities in these financial statements. Estimates and judgments are continually assessed based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

5	Critical accounting estimates and judgements (Continued)

In the process of applying the Group’s accounting policies, management has made the following judgments and accounting estimation, which have the significant effect on the amounts recognized in the financial statements.

5.1	Goodwill impairment assessment

The Group tests annually whether goodwill has suffered any impairment. The recoverable amount of cash generating units and groups of cash generating units is the present value of the future cash flows expected to be derived from them. These calculations require the use of accounting estimates. If management revises the gross margin that is used in the calculation of the future cash flows of asset groups and groups of asset groups, and the revised gross margin is lower than the one currently used, the Group would need to recognize further impairment against goodwill. If management revises the pre-tax discount rate applied to the discounted cash flows, and the revised pre-tax discount rate is higher than the one currently applied, the Group would need to recognize further impairment against goodwill. If the actual gross margin or pre-tax discount rate is lower than management’s estimates, the impairment loss of goodwill previously provided for is not allowed to be reversed by the Group.

5.2	Recognition of loan facilitation and service fees

The Group recognizes loan facilitation and post origination service fees by allocating total consideration to be received during the performance of borrowing period to different performance obligations. The Group estimates total consideration to be received by considering early termination scenarios. From time to time, the Group reviews actual early termination data observed and adjusts the early termination assumptions used in revenue recognition to reflect management’s best estimate. The Group considers the upfront loan facilitation services and post loan facilitation services as distinct performance obligations. However, the Group does not provide these services separately, and the third-party evidence of selling price does not exist either, as public information is not available regarding the amount of fees competitors charge for these services. As a result, the Group uses the expected-cost-plus-a-margin approach to determine its best estimate of selling prices of the different deliverables as the basis for allocation. When estimating the selling prices, the Group considers the cost related to such services, profit margin, customer demand, effect of competition, and other market factors, if applicable.

5.3	Income taxes

The Group is subject to income taxes in the PRC and other jurisdictions. Significant judgement is required in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax assets and liabilities in the period in which such determination is made.

Deferred tax assets relating to certain temporary differences and tax losses are recognized when management considers it is probable that future taxable profits will be available against which the temporary differences or tax losses can be utilized. When the expectation is different from the original estimate, such differences will impact the recognition of deferred tax assets and taxation charges in the period in which such estimate is changed.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

5	Critical accounting estimates and judgements (Continued)

5.4	Classification of financial instruments

The judgments in determining the classification of financial assets include the analysis of business models and the characteristics of contractual cash flows.

An entity’s business model refers to how an entity manages its financial assets in order to generate cash flows. That is, the entity’s business model determines whether cash flows will result from collecting contractual cash flows, selling financial assets or both. It is typically observable through the activities that the entity undertakes to achieve the objective of the business model. An entity will need to use judgement when it assesses its business model for managing financial assets and that assessment is not determined by a single factor or activity. Instead, the entity must consider all relevant evidence that is available at the date of the assessment.

The contractual cash flow characteristics of financial assets refer to the cash flow attributes agreed on in the financial asset contract and reflect the economic characteristics of the relevant financial assets, that is, the contractual cash flows generated by the relevant financial assets on a specific date are only for the principal and the outstanding principal based on the payment of interest, the principal refers to the fair value of the financial asset at initial recognition. The principal amount may change during the duration of the financial asset due to reasons such as early repayment; interest includes the time value of money, credit risk related to the amount of outstanding principal in a particular period, and consideration of other basic borrowing risks, costs and profits.

5.5	Fair value of financial instruments determined using valuation techniques

Fair value, in the absence of an active market, is estimated by using valuation techniques, applying currently applicable and sufficiently available data, and the valuation techniques supported by other information, which mainly include market approach and income approach, reference to the recent arm’s length transactions, current market value of another instrument which is substantially the same, and by using the discounted cash flow analysis and option pricing models.

When using valuation techniques to determine the fair value of financial instruments, the Group would choose the input value in consistency with market participants, considering transactions of related assets and liabilities. All related observable market parameters are considered in priority, including interest rate, foreign exchange rate, commodity prices, and share prices or index. When related observable parameters are unavailable or inaccessible, the Group uses unobservable parameters and makes estimates for credit risk, market volatility, and liquidity adjustments.

Using different valuation techniques and parameter assumptions may lead to significant differences of fair value estimations.

5.6	Impairment allowance on loans to customers - under Previous GAAP

Impairment allowances on loans to customers represent management’s best estimate of losses incurred in the loan portfolios at the reporting date. Management is required to exercise judgement in making assumptions and estimates when calculating loan impairment allowances. The Group makes judgments as to whether there is any observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of loans before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group (e.g. payment delinquency or default), or national

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

5	Critical accounting estimates and judgements (Continued)

5.6	Impairment allowance on loans to customers - under Previous GAAP (Continued)

or local economic conditions that correlate with defaults on assets in the Group. When loans are collectively assessed for impairment, management uses estimates based on historical loss experience for assets with credit risk characteristics similar to those in the portfolio and objective evidence of impairment. Historical loss experience is adjusted on the basis of the relevant observable data that reflects current economic conditions. The methodology and assumptions used for estimating the amount and timing of future cash flows, the historical loss experience and the relevant observable data that reflects current economic conditions are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

5.7	Measurement of the expected credit losses – under IFRS 9

The measurement of the expected credit losses for financial assets measured at amortized cost and financing guarantee contracts is an area that requires the use of complex models and significant assumptions about future economic conditions and credit behaviour. Explanation of the inputs, assumptions and estimation techniques used in measuring ECL is further detailed in note 4.1.2.

A number of significant judgements are also required in applying the accounting requirements for measuring ECL, such as:

•	Determining criteria for significant increase in credit risk;

•	Choosing appropriate models and assumptions for the measurement of ECL;

•	Establishing the number and relative weightings of forward-looking scenarios for each type of product/market and the associated ECL; and

•	Establishing groups of similar financial assets for the purposes of measuring ECL.

5.8	Determination of control over the structured entities

To determine whether the Group controls the structured entities of which the Group acts as an asset manager, management applies judgment based on all relevant fact and circumstance to determine whether the Group is acting as the principal or agent for the structured entities. If the Group is acting as the principal, it has control over the structured entities. In assessing whether the Group is acting as the principal, the Group considers factors such as the scope of the asset manager’s decision-making authority, rights held by other parties, remuneration to which it is entitled, and exposure to variable returns results from its additional involvement with structured entities. The Group will perform reassessment once the fact and circumstance change leading to changes in the above factors.

Please refer to Note 4.3 for disclosure of the maximum risk exposure of unconsolidated structured entities of the Group.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

6	Retail credit facilitation service fees

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Loan facilitation service	5,091,950	8,295,490	9,716,401
Post origination service	10,244,031	21,280,504	29,608,447

Total	15,335,981	29,575,994	39,324,848

The table below sets forth the remaining performance obligations of long-term contracts:

	As of December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Aggregate amount of the transaction price allocated to long-term contracts that are partially or fully unsatisfied at the end of each year
Expected to be recognized within one year	13,012,445	21,461,161	26,123,173
Expected to be recognized in one to two years	6,462,843	10,211,651	13,246,129
Expected to be recognized in two to three years	1,735,056	3,247,583	4,137,167

	21,210,344	34,920,395	43,506,469

7	Wealth management transaction and service fees

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Current Products	278,856	405,997	458,503
Legacy Products	1,606,279	2,239,448	2,145,726

	1,885,135	2,645,445	2,604,229

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

8	Net interest income

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Loans originated by consolidated trust plans
Interest income	—	—	2,030,485
Interest expense	—	—	(964,790)

Net interest income from loans originated by consolidated trust plans	—	—	1,065,695

Loans originated by microloan lending companies
Interest income	14,514,459	10,243,475	2,895,600
Interest expense	(7,258,492)	(4,348,994)	(52,099)

Net interest income from loans originated by microloan lending companies	7,255,967	5,894,481	2,843,501

Total net interest income	7,255,967	5,894,481	3,909,196

9	Other income

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Account management service fees	759,963	435,854	716,001
Penalty fee income	46,149	61,737	129,317
Others	4,348	9,945	33,550

	810,460	507,536	878,868

10	Investment income

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Interest income from
Financial assets at amortized cost	N/A	186,921	194,771
Financial investments - loans and receivables	367,096	N/A	N/A

	367,096	186,921	194,771

Realized gains from disposal
Financial assets at fair value through profit or loss	432,785	827,902	1,116,431
Financial investments - available-for-sale	222,553	N/A	N/A

	655,338	827,902	1,116,431

Net unrealized gains/(losses)
Financial assets at fair value through profit or loss (Note 19(b))	37,131	1,728	(732,125)

	1,059,565	1,016,551	579,077

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

11	Expense by nature

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Employee benefit expenses (Note 11.1)	7,850,805	10,077,375	12,352,323
Loan origination and servicing expenses	1,979,332	3,608,637	6,530,999
Outsourcing service expenses	614,235	904,898	997,145
Payment processing expenses	585,799	679,141	849,763
Business entertainment expenses	313,185	563,187	802,577
Promotion and advertising expenses	1,004,506	1,472,650	1,149,759
Depreciation of right-of-use assets (Note 27)	415,627	529,269	509,026
Low-value and short-term lease expense	106,609	56,924	84,277
Property management fee	126,550	139,685	185,141
Taxes and surcharges	210,039	240,071	286,546
Depreciation of property and equipment (Note 24)	214,849	250,280	276,266
Amortization of intangible assets (Note 26)	239,252	171,915	31,967
Others	986,900	894,281	1,152,084

Total sales and marketing expenses, general and administrative expenses, operation and servicing expenses, technology and analytics expenses	14,647,688	19,588,313	25,207,873

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Sales and marketing expense
Borrower acquisition expenses	2,354,546	4,837,764	8,714,516
Investor acquisition and retention expenses	726,848	1,087,165	888,839
General sales and marketing expenses (a)	4,369,590	4,842,037	5,327,741

	7,450,984	10,766,966	14,931,096

(a)

For the year ended December 31, 2019, the general sales and marketing expenses included wages, salaries and bonuses of RMB3,079 million (2017: RMB2,552 million; 2018: RMB2,723 million), promotion and entertainment expenses of RMB1,288 million (2017: RMB717 million; 2018: RMB995 million) and office rental expenses including depreciation of right-of-use assets and low-value and short-term lease expense of RMB217 million (2017: RMB221 million; 2018: RMB226 million) for direct sales team.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

11	Expense by nature (Continued)

11.1	Employee benefit expenses

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Wages, salaries and bonuses	5,256,774	6,855,372	8,689,993
Other social security costs, housing benefits and other employee benefits	1,567,496	2,010,418	2,473,673
Pension costs – defined contribution plans	817,257	1,083,427	1,244,100
Share-based payment (Note 42)	209,278	128,158	(55,443)

	7,850,805	10,077,375	12,352,323

12	Credit impairment losses

	Year ended December 31,
	2018	2019
	RMB’000	RMB’000
Financial assets at amortized cost	121,989	1,010,867
Accounts and other receivables and contract assets	723,774	794,116
Financing guarantee contracts	501,704	120,961
Loans to customers	(412,843)	(63,240)
Others	(30)	41

	934,594	1,862,745

13	Asset impairment losses

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Goodwill	—	2,800	67,752
Intangible assets	—	—	64,209
Loans to customers	2,628,323	N/A	N/A
Financing guarantee contracts	733,258	N/A	N/A
Accounts and other receivables and contract assets	371,239	N/A	N/A
Financial investments – loans and receivables	15,406	N/A	N/A
Others	(12,440)	4,692	2,555

	3,735,786	7,492	134,516

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

14	Finance costs

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Interest expenses on convertible promissory note	688,969	733,234	819,754
Interest expenses on convertible redeemable preferred shares	—	49,378	636,835
Interest expenses on borrowings	163,957	75,466	329,450
Interest expenses on consolidated wealth management products	533,347	181,350	139,094
Interest expense on lease liabilities	55,424	54,281	58,170
Bank interest income	(145,163)	(193,446)	(463,396)

	1,296,534	900,263	1,519,907

15	Other gains/(losses) - net

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Government grants (a)	147,383	196,601	236,709
(Provision)/reversal of provision (Note 36(a))	—	(530,221)	70,221
Gains on derecognition of long aging payables	—	14,901	67,909
Input VAT super-deduction	—	—	32,897
Foreign exchange gains/(losses)	76,453	(125,918)	(95,947)
Others	899	25,000	13,325

	224,735	(419,637)	325,114

(a)

The Group receives government grants in the PRC from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use.

16	Income tax expenses

The following table sets forth the income tax expense of the Group for the years ended December 31, 2017, 2018 and 2019:

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Current income tax	1,916,767	2,791,676	4,254,978
Deferred income tax	419,956	2,281,650	1,861,719

	2,336,723	5,073,326	6,116,697

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

16	Income tax expenses (Continued)

The following table sets forth the reconciliation from income tax calculated based on the applicable tax rates and profit before income tax presented in the consolidated financial statements to the income tax expenses:

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Profit before income tax	8,363,712	18,649,260	19,433,841
Income tax calculated at the PRC statutory tax rate of 25%	2,090,928	4,662,315	4,858,460
Tax effect of:
Differential income tax rates applicable to subsidiaries (Note a, b and c)	150,542	62,062	350,051
Expenses and losses not deductible for tax purposes	72,185	113,973	530,638
Deductible temporary differences and tax losses for which no deferred tax asset was recognized	27,186	47,687	244,187
Reversal of deferred tax assets recognized in prior years related to deductible tax differences	59,356	—	190,104
Utilisation of previously unrecognized tax losses	(3,689)	—	(2,439)
Utilization of previously unrecognized deductible temporary difference	(8,037)	(1,230)	(2,724)
Income not subject to tax	(20,573)	(17,688)	(36,536)
Effect of tax rate changes on deferred income taxes	(27,464)	173,680	(37,959)
Others	(3,711)	32,527	22,915

Income tax expense	2,336,723	5,073,326	6,116,697

(a) Cayman Islands and BVI Income Tax

The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax. The Group entities established under the BVI Business Companies Acts are exempted from BVI income taxes.

(b) Hong Kong Income Tax

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. Commencing from the year of assessment of 2018 and 2019, the first HKD2 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

16	Income tax expenses (Continued)

(c) Singapore Income Tax

Singapore income tax rate is 17%. No Singapore profits tax was provided for as there was no estimated assessable profit that was subject to Singapore profits tax for the years ended December 31, 2017, 2018 and 2019.

(d) PRC Corporate Income Tax (“CIT”)

The income tax provision of the Group in respect of its operations in the PRC was generally calculated at the tax rate of 25% on the assessable profits for the years ended December 31, 2017, 2018 and 2019, based on the existing legislation, interpretations and practices in respect thereof.

On November 27, 2018, the Group’s subsidiary Weikun Technology qualified as High and New Technology Enterprises, which entitles it to a preferential CIT rate of 15% for consecutive three years. Furthermore, according to the policy issued by State Tax Administration of PRC (hereinafter “STA”) (Guofa (2007) No.40), Weikun Technology is entitled to a preferential CIT rate of 12.5% for the years ended December 31, 2018 and 2019.

According to the policy issued jointly by MoF and STA (Caishui (2014) No.26), if the main business revenue of a company reaches 70% of its total revenue, the preferential CIT rate of 15% can be elected. The branch of Shenzhen Pingan Puhui Enterprise Management Co., Ltd., which operate in Qianhai district, Shenzhen, was qualified to elect preferential CIT rate of 15% for the years ended December 31, 2017 and 2018, and it used statutory tax rate of 25% for the year ended December 31, 2019.

(e) PRC Withholding Tax (“WHT”)

According to the New Corporate Income Tax Law (“New CIT Law”), distribution of profits earned by the PRC companies since January 1, 2008 to foreign investors is subject to withholding tax of 5% or 10%, depending on the country of incorporation of the foreign investor, upon the distribution of profits to overseas-incorporated immediate holding companies.

Chongqing Jin An Microloan Limited declared and paid the dividend of RMB111 million and RMB453 million to foreign investor during the years ended December 31, 2017 and 2019, respectively. Except that the Group does not have any plan to require its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand business in the PRC. Accordingly, no deferred tax liability on WHT was accrued at the end of each period presented.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

17	Earnings per share

(a)

Basic earnings per share is calculated by dividing the profit attributable to owners of the Group by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Group.

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Profit attributable to owners of the Company	5,965,460	13,619,928	13,332,431
Weighted average number of ordinary shares in issue	1,064,552,043	1,076,869,344	1,086,698,914

Basic earnings per share (in RMB)	5.60	12.65	12.27

(b)

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the year ended December 31, 2017, 2018 and 2019, the Group has three categories of potential dilutive ordinary shares: convertible instruments including convertible promissory note (Note 34), convertible redeemable preferred shares (Note 35) and share options (Note 42).

Share options are not included in the computation of diluted earnings as the share options could not be exercised until the Company completes its initial public offering (“IPO”). Convertible promissory note is also excluded in the computation of diluted earnings as the convertible promissory note can only be converted into ordinary shares upon successful IPO. As of December 31, 2017, 2018 and 2019, such contingent event had not occurred. Potential ordinary shares issuable upon conversion of Class C ordinary shares, recorded as convertible redeemable preferred shares in the consolidated financial statements, were not included in the calculation of diluted earnings per share for the year ended December 31, 2018 and 2019, as its effect would have been anti-dilutive. Accordingly, dilutive earnings per share for the years ended December 31, 2017, 2018 and 2019 are the same as basic earnings per share of the respective years.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

18	Cash at bank and restricted cash

	As of December 31,
Cash at bank	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Demand deposits
RMB	18,398,266	11,653,394	6,470,513
USD	201,484	6,740,685	658,735
IDR	—	1,414	55,070
HKD	3,831	1,468	9,300
SGD	24,620	29,423	7,662

	18,628,201	18,426,384	7,201,280

Time deposits
IDR	—	149,706	110,781
RMB	85,000	—	40,374

	85,000	149,706	151,155

Less: Provision for impairment losses	—	—	(41)

	18,713,201	18,576,090	7,352,394

	As of December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Restricted cash
Deposits held on behalf of platform investors (a)	6,140,848	7,330,281	13,038,088
Cash from consolidated trust plans (b)	—	583,477	8,055,423
Deposits for subsidiary establishment (Note 2)	—	—	3,500,000
Guarantee deposits	412,039	23,355	9,268
Restricted Cash related to government grants	5,103	—	—

	6,557,990	7,937,113	24,602,779

(a)

Deposits held on behalf of platform investors represents funds received from platform investors while investment decisions are yet to be made, or investors’ funds withdrawal is in processing due to settlement time.

(b)	Cash from consolidated trust plans is the cash held by the Group’s consolidated trust plans for future retail credit business.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

19	Financial assets at fair value through profit or loss

	As of December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Unlisted securities
Asset management plans	8,207,171	4,028,446	6,850,268
Mutual funds	881,499	1,275,624	5,732,842
Trust plans	51,982	4,101,519	3,470,473
Factoring products	—	820,897	1,824,246
Structured deposits	280,357	1,300,873	430,760
Bank wealth management products	495,708	2,284,146	251,684
Corporate bond	—	—	15,271
Private fund investment	2,524,843	2,632,890	7,512

	12,441,560	16,444,395	18,583,056

(a)

In 2019, the Group invested in a trust plan, whose collateral was the beneficiary rights of the shares of one of the Company’s shareholders. As of December 31, 2019, the carrying amount of the trust plan was RMB217 million, which was recognized as financial assets at fair value through profit or loss.

(b)

As of December 31, 2019, financial assets at fair value through profit or loss amounting to RMB3,496 million were past due (2017 and 2018: Nil). Fair value loss of RMB661 million was recognized in 2019 for these overdue financial assets based on the discounted future recoverable cash flows estimated at the reporting date.

20	Financial assets at amortized cost

	As of December 31,
	2018	2019
	RMB’000	RMB’000
Unlisted securities
Debt Investments	2,877,154	9,890,158
Trust plans	570,000	—

	3,447,154	9,890,158
Interest receivable	37,773	120,801

	3,484,927	10,010,959
Less: Provision for impairment losses	(377,080)	(1,387,947)

	3,107,847	8,623,012

(a)

As of December 31, 2019, financial assets at amortized cost amounting to RMB2,632 million were past due (2017 and 2018: Nil and 778 million). An impairment loss of RMB1,075 million was recognized in 2019 based on the discounted future recoverable cash flows estimated at the reporting date (2017 and 2018: Nil and 334 million).

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

20	Financial assets at amortized cost (Continued)

(b)	The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the year ended December 31, 2018:

	Year ended December 31, 2018
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI*	Total
Restated balance as of January 1, 2018	7,598,170	7,694	254,765	59,450	7,920,079
New originated or purchased	9,470,670	—	—	108,556	9,579,226
Transfer	(561,101)	535,000	26,101	—	—
— From stage 1 to stage 2	(535,000)	535,000	—	—	—
— From stage 1 to stage 3	(26,101)	—	26,101	—	—
De-recognized in the current period (including repayment)	(13,928,824)	(7,694)	(2,844)	(75,016)	(14,014,378)

As of December 31, 2018	2,578,915	535,000	278,022	92,990	3,484,927

(c)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2018:

	Year ended December 31, 2018
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
Restated balance as of January 1, 2018	4,684	210	196,871	1,704	203,469
New originated or purchased	33,200	—	—	2,140	35,340
Transfer	(1,966)	111,437	26,101	—	135,572
— From stage 1 to stage 2	(1,875)	1,875	—	—	—
— From stage 1 to stage 3	(91)	—	91	—	—
Net impact on expected credit loss by stage transfer	—	109,562	26,010	—	135,572
De-recognized in the current period (including repayment)	(29,044)	(210)	(564)	(2,300)	(32,118)
Changes in parameters of the model of expected credit loss	9,618	—	26,672	(1,473)	34,817

As of December 31, 2018	16,492	111,437	249,080	71	377,080

* Purchased or originated credit-impaired financial assets. (“POCI”)

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

20	Financial assets at amortized cost (Continued)

(d)	The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the year ended December 31, 2019:

	Year ended December 31, 2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2019	2,578,915	535,000	278,022	92,990	3,484,927
New originated or purchased	15,379,522	—	—	99,493	15,479,015
Transfer	(2,403,628)	—	2,403,628	—	—
— From stage 1 to stage 3	(2,403,628)	—	2,403,628	—	—
De-recognized in the current period (including repayment)	(8,331,614)	(535,000)	(26,518)	(59,851)	(8,952,983)

As of December 31, 2019	7,223,195	—	2,655,132	132,632	10,010,959

(e)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2019:

	Year ended December 31, 2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2019,	16,492	111,437	249,080	71	377,080
New originated or purchased	64,072	—	—	(661)	63,411
Transfer	(10,014)	—	1,072,170	—	1,062,156
— From stage 1 to stage 3	(10,014)	—	10,014	—	—
Net impact on expected credit loss by stage transfer	—	—	1,062,156	—	1,062,156
De-recognized in the current period (including repayment)	(50,718)	(111,437)	(2,758)	(1,932)	(166,845)
Changes in parameters of the model of expected credit loss	(5,835)	—	2,641	55,339	52,145

As of December 31, 2019	13,997	—	1,321,133	52,817	1,387,947

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

21	Accounts and other receivables and contract assets

	As of December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Loan facilitation and service fees	1,014,154	7,415,139	11,468,513
Contract acquisition cost	3,083,115	6,734,200	10,150,851
Receivable from external payment services providers (a)	10,722,844	3,826,745	2,657,132
Wealth management transaction and service fees receivables	1,093,582	1,347,759	1,038,111
— Current Products	212,371	254,012	299,068
— Legacy Products	881,211	1,093,747	739,043
Receivables arising from default guarantee payments	514,815	79,831	56
Other deposit receivables	949,145	387,366	568,631
Trust statutory deposits (b)	—	—	460,641
Guarantee fee	297,977	100,626	52,747
Others	1,016,111	455,494	301,382

Less: Provision for impairment losses (c)	(225,069)	(252,324)	(401,626)

	18,466,674	20,094,836	26,296,438

(a)

The Group maintains accounts with external online payment services providers to collect and transfer deposits, principal and interests to platform investors. The Group recorded the related amounts as deposits receivable from external payment service providers and the corresponding liabilities as payables to platform investors.

(b)	The balances represent cash deposited in China Trust Protection Fund Co., Ltd. as required by trust regulations.

(c)	The following table sets forth the movements in the provision for impairment losses:

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
At beginning of the year	877,493	225,069	252,324
Impairment loss recognized in the consolidated statement of comprehensive income	371,239	723,774	794,116
Written off during the year	(1,023,663)	(835,572)	(839,243)
Recovery of receivables written off previously	—	139,053	194,429

At end of the year	225,069	252,324	401,626

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

21	Accounts and other receivables and contract assets (Continued)

(d)	The loss allowance as of December 31, 2018 was determined as follows for loan facilitation and service fees, wealth management transaction and service fees receivables and guarantee fee:

	As of December 31, 2018
	Current	1-90 days past due	91-180 days past due	Total
Accounts and other receivables and contract assets	RMB’000	RMB’000	RMB’000	RMB’000
Expected loss rate	1.25%	20.00%	53.41%	2.85%
Loan facilitation and service fee	7,023,119	234,442	157,578	7,415,139
Wealth management transaction and service fee receivables	1,347,759	—	—	1,347,759
Guarantee fee	67,302	7,001	26,323	100,626

Loss allowance	(105,805)	(48,289)	(98,230)	(252,324)

(e)	The loss allowance as of December 31, 2019 was determined as follows for loan facilitation and service fees, wealth management transaction and service fees receivables and guarantee fee:

	As of December 31, 2019
	Current	1-90 days past due	91-180 days past due	Total
Accounts and other receivables and contract assets	RMB’000	RMB’000	RMB’000	RMB’000
Expected loss rate	1.74%	20.00%	55.00%	3.20%
Loan facilitation and service fee	10,887,088	368,244	213,181	11,468,513
Wealth management transaction and service fee receivables	1,038,111	—	—	1,038,111
Guarantee fee	45,590	3,499	3,658	52,747

Loss allowance	(208,018)	(74,346)	(119,262)	(401,626)

As of December 31, 2017, 2018 and 2019, the remaining amount of consideration the Group expects to receive is higher than the carrying amount of contract acquisition cost. As such no loss allowance were recorded.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

22	Loans to customers

	As of December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Loans originated by consolidated trust plans	—	113,237	40,363,196
Loans originated by microloan lending companies	100,230,210	35,351,446	7,850,380
Interest receivable	1,530,353	556,857	536,250

Less: Provision for impairment losses
Stage 1	N/A	(318,987)	(136,396)
Stage 2	N/A	(111,091)	(53,258)
Stage 3	N/A	(1,163,768)	(1,061,660)
	(4,207,626)	(1,593,846)	(1,251,314)

	97,552,937	34,427,694	47,498,512

(a)

As of December 31, 2017, 2018 and 2019, respectively, loans amounted to RMB37,465 million, RMB20,037 million and RMB42,704 million were covered by credit insurance provided by external insurance companies. Out of which, overwhelmingly majority of the balance were covered by credit insurance provided by Ping An Property and Casualty Insurance Company (“Ping An P&C”), a subsidiary of Ping An Group. External insurance companies independently underwrites the borrowers and entered into the credit insurance directly with the borrowers. The beneficiaries of such credit insurance are the investors who provide funding to the borrowers.

(b)

As of 31 December 2017, 2018 and 2019, part of the loan balance was related to loans from asset based securitization plans. These loans were originated by microloan lending companies within the Group that do not meet the criteria of derecognition as the Group continued to provide credit enhancement to the assets backed securitization plans. The asset based securitization plans represented a liability of the Group and were recorded as payable to investors of consolidated structured entities (Note 33) in the consolidated financial statements, which consisted of principal and accrued interests.

(c)	For the year ended December 31, 2017, 2018 and 2019, the amount of concession provided to customers were not material.

(d)	Changes in the provision for assets impairment loss:

Year ended December 31, 2017
RMB’000
At beginning of the year	2,578,866
Impairment loss recognized in the consolidated statement of profit and loss	2,628,323
Write off during the year	(1,478,985)
Recovery of loans written off previously	479,422

At end of the year	4,207,626

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

22	Loans to customers (Continued)

(e)	The following table sets forth the movement of gross carrying amount of loans to customers for the year ended December 31, 2018:

	Year ended December 31, 2018
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
Restated balance as of January 1, 2018	98,693,249	921,342	2,145,972	101,760,563
New originated or purchased loans	75,842,416	—	—	75,842,416
Transfer	(2,168,776)	(249,595)	2,418,371	—
— From stage 1 to stage 2	(381,778)	381,778	—	—
— From stage 1 to stage 3	(1,791,610)	—	1,791,610	—
— From stage 2 to stage 1	4,612	(4,612)	—	—
— From stage 2 to stage 3	—	(626,761)	626,761	—
Loans de-recognized in the current period (including repayment of loans)	(138,579,168)	(231,832)	(421,687)	(139,232,687)
Write-offs	—	—	(2,348,752)	(2,348,752)

As of December 31, 2018	33,787,721	439,915	1,793,904	36,021,540

(f)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2018:

	Year ended December 31, 2018
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
Restated balance as of January 1, 2018	2,409,593	414,386	1,531,462	4,355,441
New originated or purchased loans	70,659	—	—	70,659
Transfer	(174,932)	(257,583)	2,216,965	1,784,450
— From stage 1 to stage 2	(15,946)	15,946	—	—
— From stage 1 to stage 3	(159,428)	—	159,428	—
— From stage 2 to stage 1	2,902	(2,902)	—	—
— From stage 2 to stage 3	—	(352,976)	352,976	—
Net impact on expected credit loss by stage transfer	(2,460)	82,349	1,704,561	1,784,450
Loans de-recognized in the current period (including repayment of loans)	(1,946,864)	(45,732)	(366,968)	(2,359,564)
Changes in parameters of the model of expected credit loss	(39,469)	20	131,061	91,612
Write-offs	—	—	(2,348,752)	(2,348,752)

As of December 31, 2018	318,987	111,091	1,163,768	1,593,846

As of December 31, 2018, loans to customers amounting to RMB2,349 million were written off in 2018 and were still subject to enforcement activity.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

22	Loans to customers (Continued)

(g)	The following table sets forth the movement of gross carrying amount of loans to customers for the year ended December 31, 2019:

	Year ended December 31, 2019
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2019	33,787,721	439,915	1,793,904	36,021,540
New originated or purchased loans	53,015,937	—	—	53,015,937
Transfer	(1,207,945)	116,102	1,091,843	—
— From stage 1 to stage 2	(274,558)	274,558	—	—
— From stage 1 to stage 3	(935,301)	—	935,301	—
— From stage 2 to stage 1	1,914	(1,914)	—	—
— From stage 2 to stage 3	—	(157,987)	157,987	—
— From stage 3 to stage 2	—	1,445	(1,445)	—
Loans de-recognized in the current period (including repayment of loans)	(38,543,538)	(231,577)	(1,233,244)	(40,008,359)
Write-offs	—	—	(279,292)	(279,292)

As of December 31, 2019	47,052,175	324,440	1,373,211	48,749,826

(h)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2019:

	Year ended December 31, 2019
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2019,	318,987	111,091	1,163,768	1,593,846
New originated or purchased loans	14,948	—	—	14,948
Transfer	(19,116)	(9,368)	803,752	775,268
— From stage 1 to stage 2	(4,815)	4,815	—	—
— From stage 1 to stage 3	(14,663)	—	14,663	—
— From stage 2 to stage 1	1,347	(1,347)	—	—
— From stage 2 to stage 3	—	(54,270)	54,270	—
— From stage 3 to stage 2	—	1,210	(1,210)	—
Net impact on expected credit loss by stage transfer	(985)	40,224	736,029	775,268
Loans de-recognized in the current period (including repayment of loans)	(214,897)	(28,844)	(679,038)	(922,779)
Changes in parameters of the model of expected credit loss	36,474	(19,621)	52,470	69,323
Write-offs	—	—	(279,292)	(279,292)

As of December 31, 2019	136,396	53,258	1,061,660	1,251,314

As of December 31, 2019, loans to customers amounting to RMB279 million were written off in 2019 and were still subject to enforcement activity.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

23	Deferred tax assets and deferred tax liabilities

Deferred income assets and liabilities of the Group are set out as follows:

	As of December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Deferred tax assets	3,268,261	3,160,309	3,000,156
Deferred tax liabilities	(1,454,505)	(3,610,406)	(5,311,972)

Net amount	1,813,756	(450,097)	(2,311,816)

Deferred assets and liabilities not taking into consideration the offsetting of balances are set out as follows:

(a)	The following table sets forth the details of deferred tax assets:

	As of December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Deductible tax losses	995,335	841,114	1,047,234
Provision for asset impairments	1,066,542	769,748	939,239
Employee benefit payables	234,732	432,919	563,567
Accrued expenses	279,834	625,986	430,965
Unexercised share-based payment	86,917	75,801	75,345
Guarantee liabilities	141,651	68,479	60,687
Consolidation adjustment	103,044	72,548	40,446
Servicing Liabilities	—	169,409	6,790
Advertising and business promotion fees	232,561	204,749	559
Others	156,812	44,387	25,724

	3,297,428	3,305,140	3,190,556

(b)	Deductible temporary differences and deductible losses that are not recognized as deferred tax assets are analyzed as follows:

	As of December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Deductible temporary differences	6,864	139,420	2,119,410
Deductible losses	517,664	244,325	892,733

	524,528	383,745	3,012,143

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

23	Deferred tax assets and deferred tax liabilities (Continued)

(c)	Deductible losses that are not recognized as deferred tax assets will expire as follows:

	As of December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
2018	56,956	—	—
2019	159,312	39,828	—
2020	48,900	12,225	12,225
2021	68,960	17,970	17,240
2022	182,486	45,765	48,457
2023	—	106,182	74,894
2024	—	—	241,781
No due date	1,050	22,355	498,136

	517,664	244,325	892,733

(d)	The following table sets forth the movements of the deferred tax asset:

Movements	Deductible tax losses	Provision for asset impairments	Employee benefit payables	Accrued expenses	Unexercised share-based payment	Guarantee liabilities	Advertising and business promotion fees	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2017	1,258,572	782,398	323,722	248,315	32,470	278,594	232,366	38,132	3,194,569
Credited/(charged) - to profit or loss	(263,237)	284,144	(88,990)	31,519	54,447	(136,943)	195	221,724	102,859

As of December 31, 2017	995,335	1,066,542	234,732	279,834	86,917	141,651	232,561	259,856	3,297,428

Impact on adoption of IFRS 9	210	17,312	—	—	—	—	—	275	17,797
As of January 1, 2018	995,545	1,083,854	234,732	279,834	86,917	141,651	232,561	260,131	3,315,225
Credited/(charged) - to profit or loss	(154,431)	(315,563)	197,623	345,851	(18,728)	(73,172)	(27,812)	26,213	(20,019)
Acquisition of subsidiary	—	1,457	564	301	7,612	—	—	—	9,934

As of December 31, 2018	841,114	769,748	432,919	625,986	75,801	68,479	204,749	286,344	3,305,140

As of January 1, 2019	841,114	769,748	432,919	625,986	75,801	68,479	204,749	286,344	3,305,140
Credited/(charged) - to profit or loss	206,120	169,491	130,648	(195,021)	(456)	(7,792)	(204,190)	(213,384)	(114,584)

As of December 31, 2019	1,047,234	939,239	563,567	430,965	75,345	60,687	559	72,960	3,190,556

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

23	Deferred tax assets and deferred tax liabilities (Continued)

(e)	The following table sets forth for the details of deferred tax liabilities:

	As of December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Revenue recognition differences between accounting and tax book	893,586	2,956,906	4,476,834
Intangible assets arisen from business combination	348,255	456,281	452,258
Unrealized consolidated earnings	—	279,653	295,637
Capitalized expense	208,249	22,757	260,671
Changes in fair value	15,509	29,650	16,956
Depreciation of property and equipment	18,073	9,990	16

	1,483,672	3,755,237	5,502,372

(f)	The following table sets forth the movements of the deferred tax liabilities:

Movements	Revenue recognition differences between accounting and tax book	Intangible assets arisen from business combination	Unrealized consolidated earnings	Capitalized expense	Changes in fair value	Depreciation of property and equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2017	597,385	349,406	—	755	4,871	8,440	960,857
Charged/(credited) - to profit or loss	296,201	(1,151)	—	207,494	10,638	9,633	522,815

As of December 31, 2017	893,586	348,255	—	208,249	15,509	18,073	1,483,672

As of January 1, 2018	893,586	348,255	—	208,249	15,509	18,073	1,483,672
Charged/(credited) - to profit or loss	2,063,320	1,526	279,653	(185,492)	4,682	(8,083)	2,155,606
Acquisition of a subsidiary	—	106,500	—	—	9,459	—	115,959

As of December 31, 2018	2,956,906	456,281	279,653	22,757	29,650	9,990	3,755,237

As of January 1, 2019	2,956,906	456,281	279,653	22,757	29,650	9,990	3,755,237
Charged/(credited) - to profit or loss	1,519,928	(4,023)	15,984	237,914	(12,694)	(9,974)	1,747,135

As of December 31, 2019	4,476,834	452,258	295,637	260,671	16,956	16	5,502,372

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

23	Deferred tax assets and deferred tax liabilities (Continued)

(g)	The following table sets forth the net balances of deferred tax assets and liabilities after offsetting:

	As of December 31,
	2017		2018		2019
	Offset amount RMB’000	Balance after offsetting RMB’000	Offset amount RMB’000	Balance after offsetting RMB’000	Offset amount RMB’000	Balance after offsetting RMB’000
Deferred tax assets	(29,167)	3,268,261	(144,831)	3,160,309	(190,400)	3,000,156

Deferred tax liabilities	29,167	(1,454,505)	144,831	(3,610,406)	190,400	(5,311,972)

24	Property and equipment

	Buildings, office and electrical equipment, motor vehicles	Leasehold improvements	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2017
Cost	392,962	305,070	—	698,032
Accumulated depreciation	(102,845)	(69,141)	—	(171,986)

Net book amount	290,117	235,929	—	526,046

Year ended December 31, 2017
Opening net book amount	290,117	235,929	—	526,046
Additions	101,900	208,999	97,546	408,445
Disposals	(12,873)	—	—	(12,873)
Depreciation charge	(79,606)	(135,243)	—	(214,849)

Closing net book amount	299,538	309,685	97,546	706,769

As of December 31, 2017
Cost	447,846	514,069	97,546	1,059,461
Accumulated depreciation	(148,308)	(204,384)	—	(352,692)

Net book amount	299,538	309,685	97,546	706,769

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

24	Property and equipment (Continued)

	Buildings, office and electrical equipment, motor vehicles	Leasehold improvements	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2018
Cost	447,846	514,069	97,546	1,059,461
Accumulated depreciation	(148,308)	(204,384)	—	(352,692)

Net book amount	299,538	309,685	97,546	706,769

Year ended December 31, 2018
Opening net book amount	299,538	309,685	97,546	706,769
Additions	119,527	146,291	5,930	271,748
Transfers	43,837	—	(43,837)	—
Disposals	(46,628)	—	(58,702)	(105,330)
Depreciation charge	(88,976)	(161,304)	—	(250,280)

Closing net book amount	327,298	294,672	937	622,907

As of December 31, 2018
Cost	541,279	660,360	937	1,202,576
Accumulated depreciation	(213,981)	(365,688)	—	(579,669)

Net book amount	327,298	294,672	937	622,907

	Buildings, office and electrical equipment, motor vehicles	Leasehold improvements	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2019
Cost	541,279	660,360	937	1,202,576
Accumulated depreciation	(213,981)	(365,688)	—	(579,669)

Net book amount	327,298	294,672	937	622,907

Year ended December 31, 2019
Opening net book amount	327,298	294,672	937	622,907
Additions	81,615	99,712	—	181,327
Transfer	—	937	(937)	—
Disposals	(10,731)	—	—	(10,731)
Depreciation charge	(101,217)	(175,049)	—	(276,266)

Closing net book amount	296,965	220,272	—	517,237

As of December 31, 2019
Cost	590,724	761,009	937	1,352,670
Accumulated depreciation	(293,759)	(540,737)	(937)	(835,433)

Net book amount	296,965	220,272	—	517,237

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

25	Investments accounted for using the equity method

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
At beginning of the year	20,000	336,200	381,963
Additions	300,000	—	—
Share of net profit	16,200	45,763	72,807

At end of the year	336,200	381,963	454,770
Less: Provision for impairment losses	(20,000)	(20,000)	(20,000)

	316,200	361,963	434,770

The following table sets forth the major associate of the Group as of December 31, 2017, 2018 and 2019, which, in the opinion of the directors, is material to the Group. The associate listed below has share capital consisting solely of ordinary shares, which were held directly by the Group.

Associate	Place of incorporation/ operations	Registered share capital RMB’000	Principal activities	Percentage of ownership interest attributable to the Group
				At December 31,
				2017	2018	2019
Chongqing Fucheng Asset Management Co., Ltd. (“Fucheng”)	Chongqing/ China	1,500,000	Information consulting, investment management and financial advisory services	12%	20%	20%

The Group determined that it does not have controlling financial interest in above investee but rather possesses significant influence. The associate listed above is a private company with no quoted market price available for its shares. There are no contingent liabilities relating to the Group’s interest in the associate.

The following table sets forth the summarized financial information of the Group’s major associate:

	Fucheng
	As of/Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Current assets	7,792,922	10,922,682	11,180,101
Non-current assets	89,669	2,592,336	349,147
Current liabilities	1,695,871	3,000,664	1,652,743
Non-current liabilities	4,604,905	8,640,502	7,679,455
Revenue	198,725	1,038,133	1,510,083
Net profit and comprehensive income	81,815	292,037	323,198

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

26	Intangible assets

	Trademarks and licences RMB’000	Computer software RMB’000	Construction in progress RMB’000	Total RMB’000
As of January 1, 2017
Cost	1,389,576	471,806	21,056	1,882,438
Accumulated amortisation	(3,404)	(42,111)	—	(45,515)

Net book amount	1,386,172	429,695	21,056	1,836,923

Year ended December 31, 2017
Opening net book amount	1,386,172	429,695	21,056	1,836,923
Additions	—	25,451	35,347	60,798
Transfer	—	42,758	(42,758)	—
Amortisation charge	(834)	(238,418)	—	(239,252)

Closing net book amount	1,385,338	259,486	13,645	1,658,469

As of December 31, 2017
Cost	1,389,576	540,015	13,645	1,943,236
Accumulated amortisation	(4,238)	(280,529)	—	(284,767)

Net book amount	1,385,338	259,486	13,645	1,658,469

	Trademarks and licences RMB’000	Computer software RMB’000	Construction in progress RMB’000	Total RMB’000
As of January 1, 2018
Cost	1,389,576	540,015	13,645	1,943,236
Accumulated amortisation	(4,238)	(280,529)	—	(284,767)

Net book amount	1,385,338	259,486	13,645	1,658,469

Year ended December 31, 2018
Opening net book amount	1,385,338	259,486	13,645	1,658,469
Acquisition of subsidiaries	426,000	3	—	426,003
Additions	—	5,515	55,296	60,811
Transfer	—	14,523	(14,523)	—
Amortisation charge	—	(171,915)	—	(171,915)

Closing net book amount	1,811,338	107,612	54,418	1,973,368

As of December 31, 2018
Cost	1,815,576	560,056	54,418	2,430,050
Accumulated amortisation	(4,238)	(452,444)	—	(456,682)

Net book amount	1,811,338	107,612	54,418	1,973,368

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

26	Intangible assets (Continued)

	Trademarks and licences RMB’000	Computer software RMB’000	Construction in progress RMB’000	Total RMB’000
As of January 1, 2019
Cost	1,815,576	560,056	54,418	2,430,050
Accumulated amortisation	(4,238)	(452,444)	—	(456,682)

Net book amount	1,811,338	107,612	54,418	1,973,368

Year ended December 31, 2019
Opening net book amount	1,811,338	107,612	54,418	1,973,368
Additions	—	19,383	—	19,383
Transfer	—	54,418	(54,418)	—
Impairment	—	(64,209)	—	(64,209)
Amortisation charge	(762)	(31,205)	—	(31,967)

Closing net book amount	1,810,576	85,999	—	1,896,575

As of December 31, 2019
Cost	1,815,576	633,857	—	2,449,433
Accumulated amortisation	(5,000)	(483,649)	—	(488,649)
Impairment	—	(64,209)	—	(64,209)

Net book amount	1,810,576	85,999	—	1,896,575

The trademarks and licenses were intangible assets acquired in business combinations as part of the reorganization of the Group. Most of the trademarks and licenses acquired were determined to be indefinite useful life as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for the Group.

Impairment review on the trademarks and licenses with indefinite useful life were conducted by the Group as of December 31, 2017, 2018 and 2019 according to IAS 36 “Impairment of assets”. For the purposes of impairment assessment, the recoverable amount of the trademarks and licenses with indefinite life were determined based on the higher amount of the fair value less cost of disposal (“FVLCD”) and value-in-use calculations. Given there is no active market for the Group’s trademarks and licenses with indefinite life, the recoverable amounts of these trademarks and licenses were determined based on the value-in-use calculations. The value-in-use calculations use cash flow projections based on business plan for a three to seven years’ period considering past performance and expectation of future market developments. The discount rate used reflects market assessments of the time value and the specific risks relating to intangible assets.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

27	Leases

(a)	Amounts recognized in the statement of financial position

The statement of financial position shows the following amounts relating to leases:

	As of December 31,
	2017	2018	2019
Right-of-use assets	RMB’000	RMB’000	RMB’000
Properties	852,132	740,240	914,960

Lease liabilities	865,468	772,960	939,089

(b)	Amounts recognized in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	Year ended December 31,
	2017	2018	2019
Depreciation charge of right-of-use assets	RMB’000	RMB’000	RMB’000
Properties	415,627	529,269	509,026

Interest expense (included in finance costs)	55,424	54,281	58,170
Expense relating to short-term leases (included in origination and servicing expenses; general and administrative expenses; research and development expenses; sales and marketing expenses)	79,185	35,179	61,836
Expense relating to leases of low-value assets (included in origination and servicing expenses; general and administrative expenses; research and development expenses; sales and marketing expenses)	27,424	21,745	22,441

The total cash outflow for leases for years end December 31, 2017, 2018 and 2019 were RMB540 million, RMB621 million and RMB660 million respectively.

(c)	The Group’s leasing activities and how these are accounted for

The Group leases various offices. Rental contracts are typically made for fixed periods of 1 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

27	Leases (Continued)

(d)	Movement of right-of-use assets

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Opening net book amount	614,789	852,132	740,240
Additions	652,970	417,377	683,746
Depreciation charge	(415,627)	(529,269)	(509,026)

Closing net book amount	852,132	740,240	914,960

	As of December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Cost	1,267,759	1,427,592	1,656,613
Accumulated depreciation	(415,627)	(687,352)	(741,653)

Net book amount	852,132	740,240	914,960

28	Goodwill

	As of January 1, 2017 RMB’000	Increase RMB’000	Decrease RMB’000	As of December 31, 2017 RMB’000
Puhui	8,911,445	—	—	8,911,445
Pingan Jixin	67,752	—	—	67,752
Jinniu Loan	—	2,515	—	2,515

	8,979,197	2,515	—	8,981,712
Less: Impairment losses	—	—	—	—

	8,979,197	2,515	—	8,981,712

	As of January 1, 2018 RMB’000	Increase RMB’000	Decrease RMB’000	As of December 31, 2018 RMB’000
Puhui	8,911,445	—	—	8,911,445
Tianjin Guarantee	—	126,207	—	126,207
Pingan Jixin	67,752	—	—	67,752
Yunque Dongfang	—	2,800	—	2,800
Jinniu Loan	2,515	—	—	2,515

	8,981,712	129,007	—	9,110,719
Less: Impairment losses	—	(2,800)	—	(2,800)

	8,981,712	126,207	—	9,107,919

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

28	Goodwill (Continued)

	As of January 1, 2019 RMB’000	Increase RMB’000	Decrease RMB’000	As of December 31, 2019 RMB’000
Puhui	8,911,445	—	—	8,911,445
Tianjin Guarantee	126,207	—	—	126,207
Pingan Jixin	67,752	—	—	67,752
Lu International (Hong Kong) Limited	—	6,663	—	6,663
Yunque Dongfang	2,800	—	—	2,800
Jinniu Loan	2,515	—	—	2,515

	9,110,719	6,663	—	9,117,382
Less: Impairment losses	(2,800)	(67,752)	—	(70,552)

	9,107,919	(61,089)	—	9,046,830

The primary valuation technique used for recoverable amount of cash-generating unit or group of units is cash flow projection based on business plans approved by management covering a three to seven years’ period and a risk adjusted discount rate. Cash flows beyond that period have been extrapolated using a steady growth rate and terminal value. The following table sets forth the discount rate and growth rate used by the Group. The high growth rate as of December 31, 2019 was mainly due to the substantial increase in the business volume of Tianjin Guarantee during the early period after the acquisition. The subsequent growth rate gradually stabilized at the terminal growth rate of 3%.

	As of December 31,
	2017	2018	2019
Discount rates	16%-19%	16%-21%	16%-21%
Growth rates	3%-34%	3%-25%	3%-123%

Impairment losses amounting to RMB3 million and RMB68 million were recognized in the years ended December 31, 2018 and 2019, respectively based on the results of impairment test. Except that, the results of cash flow projections exceed the carrying amount of each related cash-generating unit or group of units. However, subsequent impairment tests may be based upon different assumptions and future cash flow projections, which may result in an impairment of these assets in the foreseeable future.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

29	Other assets

	As of December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Recoverable value-added tax	187,122	550,887	391,274
Prepaid expenses	254,665	192,122	214,073
Prepaid income tax	37,998	579,956	96,310
Repossessed assets	117,517	78,355	69,755
Low-valued consumables	55,836	6,585	3,902
Others	9,565	5,306	30,787

	662,703	1,413,211	806,101

Less: Provisions for impairment	(65,506)	(49,345)	(39,306)

	597,197	1,363,866	766,795

30	Payable to platform investors

Payable to platform investors is the funds, from the investors that were not yet used to purchase investment products displayed on the Company’s platform.

31	Borrowings

	As of December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Secured
- Bank borrowings(a)	800,000	—	—

Unsecured
- Bank borrowings	11,040,881	544,000	2,977,440
- Corporate borrowings	1,145,000	2,334,576	—
- Trust plan borrowings	2,000,000	2,000,000	—

	14,985,881	4,878,576	2,977,440

Interest payable	115,938	18,188	12,422

Total borrowings	15,101,819	4,896,764	2,989,862

(a)	As of December 31, 2017, the secured bank borrowing is guaranteed by a bank deposit of RMB819 million.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

31	Borrowings (Continued)

(b)	The following table sets forth the range of interest rates of borrowings as of December 31, 2017, 2018 and 2019:

	As of December 31,
	2017	2018	2019
Bank borrowings - fixed rate	4.75%-5.22%	4.76%-5.87%	4.08%-6.09%
Bank borrowings - floating rate	—	—	4.04%
Other borrowings - fixed rate	4.70%-8.20%	3.00%-7.00%	—

32	Accounts and other payables and contract liabilities

	As of December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Employment benefits payable	2,713,146	2,709,584	3,030,885
Tax payable	346,114	593,027	631,590
Payable to external suppliers	157,590	476,484	525,952
Payable for purchase of a subsidiary	—	1,720,000	—
Others	539,550	744,891	637,583

	3,756,400	6,243,986	4,826,010

33	Payable to investors of consolidated structured entities

	As of December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Payable to investors of consolidated trust plans	—	—	42,896,764
Payable to investors of asset based securitization plans (Note 22(b))	112,090,401	28,746,435	1,331,829
Payable to investors of consolidated wealth management plans	2,637,416	3,063,816	3,014,457

	114,727,817	31,810,251	47,243,050

34	Convertible promissory note payable

In October 2015, in connection with the acquisition of Puhui, the Company issued a convertible promissory note (the “Note”) to PAOH, a subsidiary of Ping An Group, in an aggregate principal amount of USD1,953.8 million. On the same date, PAOH agreed to transfer USD937,824,000 of the principal amount of the Note and all rights, benefits and interests attached thereunder to An Ke Technology Company Limited. The Note bears interest paid semi-annually at the rate of 0.7375% per annum and at the same time. Subject to its terms and conditions, the holders of the Note have the right to convert into Class A ordinary shares of the Company within the conversion period commencing on the listing day of the Company until the date which is five business days before (and excluding) the eighth anniversary of the issuance date of the Note at the conversion price of USD14.8869 per share. The

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

34	Convertible promissory note payable (Continued)

Group measured the liability component at initial recognition based on its best estimate of the present value of the redemption amount and recognized the residual to the equity component to reflect the value of conversion rights. Subsequent to initial recognition, the liability component of Convertible promissory note payable measured at amortized cost using effective interest rate method with interest expenses recorded in the finance costs. The equity component will not be re-measured subsequently.

	Liabilities RMB’000	Equity RMB’000
Carrying value as of January 1, 2017	7,955,778	5,744,955
Interest accrued at effective interest rate	688,969	—
Interest paid	(91,276)	—
Exchange differences	(482,556)	—

Carrying value as of December 31, 2017	8,070,915	5,744,955

Carrying value as of January 1, 2018	8,070,915	5,744,955
Interest accrued at effective interest rate	733,234	—
Interest paid	(98,894)	—
Exchange differences	429,554	—

Carrying value as of December 31, 2018	9,134,809	5,744,955

Carrying value as of January 1, 2019	9,134,809	5,744,955
Interest accrued at effective interest rate	819,754	—
Interest paid	(100,522)	—
Exchange differences	160,336	—

Carrying value as of December 31, 2019	10,014,377	5,744,955

35	Convertible redeemable preferred shares

On November 29, 2018 and January 31, 2019, the Group completed C-round investment with a series of independent third-party investors and issued 44,256,290 and 2,693,435 shares of Class C ordinary shares at the price of approximately $30.07 per share, for cash consideration of RMB9,230 million and RMB542 million, respectively.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

35	Convertible redeemable preferred shares (Continued)

Class C ordinary shares can be redeemed or converted into class A ordinary shares under different conditions. Therefore, Class C ordinary shares are treated as a compound instrument, which is split into liability and equity component upon initial recognition. The Group measured the liability component at initial recognition based on its best estimate of the present value of the redemption amount and recognized the residual to the equity component to reflect the value of conversion rights. Subsequent to initial recognition, the liability component of Class C ordinary shares are measured at amortized cost using effective interest rate method with interest expenses recorded in the finance costs. The equity component will not be re-measured subsequently.

	Liabilities RMB’000	Equity RMB’000
Carrying value as of January 1, 2018	—	—
Issuance of Class C ordinary shares	9,011,510	218,050
Interest accrued at effective interest rate	49,378	—
Exchange differences	(125,395)	—

Carrying value as of December 31, 2018	8,935,493	218,050

Carrying value as of January 1, 2019	8,935,493	218,050
Issuance of Class C ordinary shares	530,030	11,956
Interest accrued at effective interest rate	636,835	—
Exchange differences	156,540	—

Carrying value as of December 31, 2019	10,258,898	230,006

The key terms of the Class C ordinary shares are summarized as follows:

(a)	Dividends right

The holders of Class C ordinary shares shall be entitled to one vote per share. Subject to provisions to the contrary elsewhere in the memorandum and articles of association (“MoA”) of the Company, or as required by the Cayman Island Companies Law (“Companies Law”), the holders of Class A ordinary shares shall vote together with the holders of Class ordinary shares and the holders of Class C ordinary shares, and not as a separate class, on all matters put before the shareholders. Subject to the Companies Law and the MoA, shareholders shall determine, from time to time and by reference to the operations, performance and requirements of the Company, whether and how much of the distributable profits shall be declared and paid as dividends. The holders of Class C ordinary shares shall be entitled to such dividends as may from time to time be approved by shareholders by ordinary resolution.

(b)	Conversion feature

Without any action being required by the holder of Class C ordinary shares and whether or not the certificates representing such ordinary shares are surrendered to the Company or its transfer agent, the Class C ordinary shares shall automatically be converted into Class A ordinary shares provided as at the time of the conversion and shall have all rights attached to Class A ordinary shares as stated in the MoA, upon completion of a an initial public offering of the Company’s shares and/or securities on an internationally recognized stock exchange, including but not limited to, NYSE, NASDAQ and the Hong Kong Stock Exchange (Main Board) (“Qualified Listing”).

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

35	Convertible redeemable preferred shares (Continued)

(c)	Redemption feature

There is no fixed maturity date for Class C ordinary shares. However, the Class C ordinary shares are subject to a redemption feature via a put option granted to each C-round investors, pursuant to which C-round investors may require the Company to, within exercise period, purchase its respective Class C ordinary shares (including any additional shares issued by way of capitalization of profits or reserves and any securities directly or indirectly in relation to any reorganisation or reconstruction of capital, including a subdivision or consolidation) from C-round investors for a consideration of subscription amount plus 6% return per annum. The exercise period includes on or within the period of 30 days immediately following the date falling three, four, five years after the closing date of C-round investment if a Qualified Listing has not occurred on or before that date.

(d)	Liquidation preferences

Upon the occurrence of a Liquidation Event in respect of the Company, the assets of the Company and the proceeds received in respect of the Shares shall be distributed to Class C Ordinary Shareholder as follows:

Each Class C Ordinary Shareholder shall be entitled to receive in preference to all other Shareholders an amount per Class C Ordinary Share held by such Class C Ordinary Shareholder equal to the sum of (i) the subscription price paid to the Company with respect to such Class C Ordinary Share (as proportionally adjusted for any subdivision or consolidation of the Class C Ordinary Shares), and (ii) an amount equal to any declared but unpaid dividends with respect to such Class C Ordinary Share (the “Class C Amount”). If the Company has insufficient assets or proceeds resulting from the Liquidation Event (as applicable) to permit the payment to all holders of the then issued and outstanding Class C Ordinary Shares, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the then issued and outstanding Class C Ordinary Shares in proportion to the full Class C Amount that each such holder would otherwise be entitled to receive.

If there are any proceeds legally available for distribution after payment in full to other class of shareholders, the remaining amount shall be distributed among the holders of all Shares on a pro rata basis in proportion to their relative shareholding.

36	Other liabilities

	As of December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Accrued expenses	1,847,082	2,784,592	2,122,001
Provisions (a)	96,637	628,042	560,000
Service liability (b)	945,730	1,904,800	239,094
Output VAT to be recognized	37,497	22,569	13,491
Others	166,536	140,308	19,060

	3,093,482	5,480,311	2,953,646

(a)	As of December 31, 2018, an uncertain tax provision amounting to RMB530 million was provided mostly in relation to the VAT for asset based securitization plans, which was resolved in 2019.

As of December 31, 2019, due to certain investment related disputes, a provision amounting to RMB460 million was provided for the Group’s agreed share in the loss of such investors.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

36	Other liabilities (Continued)

(b)

Service liability represented unrecognized revenue in relation to the ongoing monitoring services for the portion of funding advanced by institutional partners. Revenue will be recognized over the period of loans.

37	Share capital and share premium

	Class A ordinary share			Class B ordinary share			Total ordinary share
	Number of shares	Share capital	Share premium	Number of shares	Share capital	Share premium	Number of shares	Share capital	Share premium
		RMB’000	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2017	950,000,000	59	—	135,196,846	8	10,870,339	1,085,196,846	67	10,870,339

As of December 31, 2017	950,000,000	59	—	135,196,846	8	10,870,339	1,085,196,846	67	10,870,339

As of January 1, 2018
Issuance of ordinary shares	22,146,871	1	3,242,972	—	—	—	22,146,871	1	3,242,972

As of December 31, 2018	972,146,871	60	3,242,972	135,196,846	8	10,870,339	1,107,343,717	68	14,113,311

As of January 1, 2019
Issuance of ordinary shares	15,000,000	1	—	—	—	—	15,000,000	1	—

As of December 31, 2019	987,146,871	61	3,242,972	135,196,846	8	10,870,339	1,122,343,717	69	14,113,311

The key terms of the Class B ordinary shares are summarized below:

(a)	Dividends rights

The holders of Class B ordinary shares shall be entitled to one vote per share. Subject to provisions to the contrary elsewhere in the MoA of the Company, or as required by the Companies Law, the holders of Class A ordinary shares shall vote together with the holders of Class ordinary shares and the holders of Class B ordinary shares, and not as a separate class, on all matters put before the shareholders. Subject to the Companies Law and the MoA, shareholders shall determine, from time to time and by reference to the operations, performance and requirements of the Company, whether and how much of the distributable profits shall be declared and paid as dividends. The holders of Class B ordinary shares shall be entitled to such dividends as may from time to time be approved by shareholders by ordinary resolution.

(b)	Conversion feature

Without any action being required by the holder of Class B ordinary shares and whether or not the certificates representing such ordinary shares are surrendered to the Company or its transfer agent, the Class B ordinary shares shall automatically be converted into Class A ordinary shares provided as at the time of the conversion and shall have all rights attached to Class A ordinary shares as stated in the MoA, upon completion of a Qualified Listing.

(c)	Liquidation preferences

Upon the occurrence of a Liquidation Event in respect of the Company, the assets of the Company and the proceeds received in respect of the Shares shall be distributed to Class B Ordinary Shareholders as follows:

If there are any proceeds legally available for distribution after payment in full to the Class C Ordinary Shareholders, each Class B Ordinary Shareholder shall be entitled to receive in preference to all other

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

37	Share capital and share premium (Continued)

(c)	Liquidation preferences (Continued)

Shareholders (other than the Class C Ordinary Shareholders) an amount per Class B Ordinary Share held by such Class B Ordinary Shareholder equal to the sum of (i) the subscription price paid to the Company with respect to such Class B Ordinary Share (as proportionally adjusted for any subdivision or consolidation of the Class B Ordinary Shares), and (ii) an amount equal to any declared but unpaid dividends with respect to such Class B Ordinary Share (the “Class B Amount”). If the Company has insufficient assets or proceeds resulting from the Liquidation Event (as applicable) to permit the payment to all holders of the then issued and outstanding Class B Ordinary Shares, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the then issued and outstanding Class B Ordinary Shares in proportion to the full Class B Amount that each such holder would otherwise be entitled to receive.

If there are any proceeds legally available for distribution after payment in full to other class of shareholders, the remaining amount shall be distributed among the holders of all shares on a pro rata basis in proportion to their relative shareholding.

38	Other reserves

	Employee Share-based compensation reserve RMB’000	Translation differences RMB’000	Fair value changes of the available-for- sale financial assets RMB’000	Value of conversion rights - convertible redeemable preferred shares (Note 35) RMB’000	Value of conversion rights - convertible promissory note (Note 34) RMB’000	Capital reserve RMB’000	Total RMB’000
As of January 1, 2017	169,971	(351,700)	16	—	5,744,955	1,020,000	6,583,242

Foreign operation translation difference	—	328,141	—	—	—	—	328,141
Changes in fair value charged to other comprehensive income	—	—	586	—	—	—	586
Share-based payment	208,227	—	—	—	—	—	208,227

As of December 31, 2017	378,198	(23,559)	602	—	5,744,955	1,020,000	7,120,196

Impact on adoption of IFRS 9	—	—	(602)	—	—	—	(602)

As of January 1, 2018	378,198	(23,559)	—	—	5,744,955	1,020,000	7,119,594

Acquisition of non-controlling interests of a subsidiary	—	—	—	—	—	(2,619,888)	(2,619,888)
Issuance of convertible redeemable preferred shares	—	—	—	218,050	—	—	218,050
Foreign operation translation difference	—	(267,427)	—	—	—	—	(267,427)
Share-based payment	128,187	—	—	—	—	—	128,187

As of December 31, 2018	506,385	(290,986)	—	218,050	5,744,955	(1,599,888)	4,578,516

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

38	Other reserves (Continued)

	Employee Share-based compensation reserve RMB’000	Translation differences RMB’000	General reserve RMB’000	Value of conversion rights - convertible redeemable preferred shares (Note 35) RMB’000	Value of conversion rights - convertible promissory note (Note 34) RMB’000	Capital reserve RMB’000	Total RMB’000
As of January 1, 2019	506,385	(290,986)	—	218,050	5,744,955	(1,599,888)	4,578,516

Issuance of convertible redeemable preferred shares	—	—	—	11,956	—	—	11,956
Foreign operation translation difference	—	(176,833)	—	—	—	—	(176,833)
Appropriation to general reserve	—	—	223,712	—	—	—	223,712
Share-based payment	(55,060)	—	—	—	—	—	(55,060)

As of December 31, 2019	451,325	(467,819)	223,712	230,006	5,744,955	(1,599,888)	4,582,291

39	(Accumulated losses)/retained earnings

In accordance with the relevant laws and regulations, each of the Company’s subsidiaries, the Consolidated Affiliated Entities and Subsidiaries of Consolidated Affiliated Entities incorporated in PRC is required to annually appropriate 10% of after-tax income to statutory surplus reserve prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As of December 31, 2017, 2018 and 2019, the accumulated statutory surplus reserve was RMB435 million, RMB1,244 million and RMB2,049 million, respectively, and such reserves are not available for dividend distribution.

40	Commitment

(a)	Financing Guarantee Commitment

The Group provides financial guarantees to individuals and small and micro-business owners who successfully obtain loans through the Group’s platform. The following table sets forth the balance of such commitment under the financing guarantee contracts for which the Group does not consolidate the underlying loans.

	As of December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Financing Guarantee Commitments	8,054,767	4,587,426	4,639,331

(b)	Capital Commitment

On December 31, 2019, a subsidiary of the Group signed an investment agreement whereby the subsidiary committed to subscribe shares of RMB672 million of a limited partnership in order to restructure certain financial assets held by the Group. Such transaction was completed in January 2020.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

41	Note to consolidated statements of cash flows

(a)	Reconciliation from profit before income tax to cash used in operating activities:

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Profits before income tax	8,363,712	18,649,260	19,433,841
Adjustments for:
Depreciation of property and equipment	214,849	250,280	276,266
Depreciation of right-of-use assets	415,627	529,269	509,026
Amortization of intangible assets	239,252	171,915	31,967
Share of profits of associates and joint ventures	(16,200)	(45,763)	(72,807)
Change in financing guarantee liabilities	(549,927)	(212,260)	(31,167)
Net gains on sale of property and equipment, and intangible assets	4,707	350	83
Net unrealized (gains)/losses on financial assets at fair value through profit or loss	(37,131)	(1,728)	732,125
Non-cash employee benefits expense—share based payment	209,278	128,158	(55,443)
Asset impairment losses (excluding guarantee)	3,002,528	7,492	134,516
Credit impairment losses (excluding guarantee)	N/A	432,890	1,741,784
Finance cost classified as financing activities	908,350	912,359	1,844,209
Investment income classified as investing activities	(480,396)	(709,167)	(988,429)
Foreign exchange (gains)/losses	(76,453)	125,918	95,947

	12,198,196	20,238,973	23,651,918

Change in operating assets and liabilities, net of effects from purchase of controlled entity:
(Increase)/Decrease in accounts and other receivables	(39,340,979)	61,391,901	(34,684,983)
Increase/(Decrease) in accounts and other payables	31,088,193	(80,093,625)	17,455,647

Cash flow from operating activities	3,945,410	1,537,249	6,422,582

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

41	Note to consolidated statements of cash flows (Continued)

(b)	Net decrease in cash and cash equivalents

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Cash and cash equivalents at the end of the year	18,628,201	18,576,090	7,312,061
Less: Cash and cash equivalents at the beginning of the year	(11,124,938)	(18,628,201)	(18,576,090)

Net increase/(decrease) in cash and cash equivalents	7,503,263	(52,111)	(11,264,029)

(c)	Cash and cash equivalents

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Cash at bank (Note 18)	18,713,201	18,576,090	7,352,394
Less: Time deposits (Note 18)	(85,000)	—	(40,374)
Add: Provision for impairment losses	—	—	41

Cash and cash equivalents at the end of the year	18,628,201	18,576,090	7,312,061

(d)	Net Debt Reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the periods presented.

Net debt

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Cash and cash equivalents	18,628,201	18,576,090	7,312,061
Liquid investments	16,973,807	10,356,116	13,840,656
Borrowings	(15,101,819)	(4,896,764)	(2,989,862)
Bond payable	—	(289,199)	—
Convertible promissory note payable	(8,070,915)	(9,134,809)	(10,014,377)
Convertible redeemable preferred shares	—	(8,935,493)	(10,258,898)
Lease liabilities	(865,468)	(772,960)	(939,089)

Net debt	11,563,806	4,902,981	(3,049,509)

Cash and liquid investments	35,602,008	28,932,206	21,152,717
Gross debt – fixed interest rates	(24,038,202)	(24,029,225)	(22,795,359)
Gross debt – variable interest rates	—	—	(1,406,867)

Net debt	11,563,806	4,902,981	(3,049,509)

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

41	Note to consolidated statements of cash flows (Continued)

(d)	Net Debt Reconciliation (Continued)

	Cash and cash equivalents	Liquid investments	Borrowings	Bond payable	Convertible promissory note payable	Convertible redeemable preferred shares	Lease liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2017	11,124,938	11,528,669	(8,260,752)	—	(7,955,778)	—	(590,923)	5,846,154
Cash flows	7,503,263	5,408,007	(6,178,106)	—	91,276	—	431,688	7,256,128
Acquisitions-leases	—	—	—	—	—	—	(650,809)	(650,809)
Foreign exchange adjustments	—	—	—	—	482,556	—	—	482,556
Accrued expense	—	—	(662,961)	—	(688,969)	—	(55,424)	(1,407,354)
Unrealized gains	—	37,131	—	—	—	—	—	37,131

As of December 31, 2017	18,628,201	16,973,807	(15,101,819)	—	(8,070,915)	—	(865,468)	11,563,806

Cash flows	(52,111)	(6,602,752)	10,744,081	(288,639)	98,894	(9,011,510)	561,520	(4,550,517)
Acquisitions-leases	—	—	—	—	—	—	(414,731)	(414,731)
Foreign exchange adjustments	—	—	—	—	(429,554)	125,395	—	(304,159)
Accrued expense	—	—	(539,026)	(560)	(733,234)	(49,378)	(54,281)	(1,376,479)
Unrealized gains	—	(14,939)	—	—	—	—	—	(14,939)

As of December 31, 2018	18,576,090	10,356,116	(4,896,764)	(289,199)	(9,134,809)	(8,935,493)	(772,960)	4,902,981

Cash flows	(11,264,029)	3,568,484	2,220,683	305,447	100,522	(530,030)	572,635	(5,026,288)
Acquisitions-leases	—	—	—	—	—	—	(680,594)	(680,594)
Foreign exchange adjustments	—	—	(116,158)	—	(160,336)	(156,540)	(58,170)	(491,204)
Accrued expense	—	—	(197,623)	(16,248)	(819,754)	(636,835)	—	(1,670,460)
Unrealized gains	—	(83,944)	—	—	—	—	—	(83,944)

As of December 31, 2019	7,312,061	13,840,656	(2,989,862)	—	(10,014,377)	(10,258,898)	(939,089)	(3,049,509)

(i) Liquid investments comprise investments trading in an active market, which are classified as financial assets held at fair value through profit or loss.

42	Share-based payment

The employees of the Group participate in the share-based compensation plan. On December 12, 2014, the Board of Directors of the Company approved the establishment of Phase I Share Incentive Plan (“2014 Plan”) to grant a maximum of 20,644,803 Class A ordinary shares to attract and retain talents, procure long-term sustainable development of the Company and the affiliated entities of the Company, as well as maximize the shareholders’ value. Pursuit to the 2014 Plan, 20,644,803 Class A ordinary shares were issued for the purpose of administering the share-based compensation plan. Such shares reserved for the 2014 Plan were treated as treasury shares in the consolidated financial statements.

On August 21, 2015, the Board of Directors of the Company approved the establishment of Phase II Share Incentive Plan (“2015 Plan”) to grant a maximum of 25,000,000 Class A ordinary shares. 2014 Plan and 2015 Plan permit the awards of options.

Options granted under the 2014 Plan and 2015 Plan are valid and effective for 10 years from the date of grant and are generally vested evenly in four years. The Group determined that the vesting period will commence no later than the grant date and end on the IPO date or service condition ending date, whichever is later. From time to time, the Group revised the vesting period to reflect the best available

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

42	Share-based payment (Continued)

estimate of the IPO date. Any change in the estimate of the IPO date would result in an adjustment of share-based compensation expenses on cumulative basis in the period such changes were made.

The Group does not have statutory or constructive obligations to purchase or repay options by cash.

The following table sets forth the changes in the number of outstanding options and weighted average exercise prices:

	Average exercise price per share option (USD)	Number of options (in ’000)
Outstanding as of January 1, 2017	65.64	27,468
Granted during the year	98.29	2,580
Forfeited during the year	61.90	(2,941)

Outstanding as of December 31, 2017	69.15	27,107

Outstanding as of January 1, 2018	69.15	27,107
Granted during the year	109.26	3,075
Forfeited during the year	38.94	(1,363)

Outstanding as of December 31, 2018	74.86	28,819

Outstanding as of January 1, 2019	74.86	28,819
Forfeited during the year	73.92	(3,475)

As of December 31, 2019	74.99	25,344

No options expired during the periods covered by the above table. The weighted-average remaining contract life for outstanding share options was 8.30 years, 7.43 years and 6.45 years as of December 31, 2017, 2018 and 2019, respectively.

The Group used the discounted cash flow method to determine the underlying equity fair value of the Company. Based on fair value of the underlying equity, the Group used Binomial option-pricing model to determine the fair value of the share option as of the grant date. The risk-free rate was estimated based on the yield of Hong Kong government bond with a maturity life equal to the option life of the share option. Volatility was estimated at grant date based on average of historical volatilities of the comparable companies with length commensurable to the time to maturity of the share option. Dividend yield was estimated based on management’s best estimate at the grant date. The following table sets forth the key assumptions used in the binomial model for the share options granted during the years ended December 31, 2017 and 2018.

	Options granted in
	Year ended December 31,
	2018	2017
Expected life	10 years	10 years
Risk-free rate	1.81%	1.79%-1.81%
Expected volatility rate	48.52%	41.84%-42.73%
Expected dividend yield	0%	0%
Early exercise multiplier	2.4x-2.8x	2.2x-2.8x

On September 4, 2019, the Board of Directors of the Company approved the establishment of 2019 Performance Share Unit Plan (“2019 Plan”) to grant a maximum of 15,000,000 Class A ordinary shares which is reallocated from the 2015 Plan. On December 24, 2019, the Company issued 15,000,000

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

42	Share-based payment (Continued)

Class A ordinary shares to Tun Kung Company Limited to be reserved for share awards available under the 2019 Plan. Such shares reserved for 2019 Plan were treated as treasury shares in the consolidated financial statements. As of December 31, 2019, no shares were granted under the 2019 Plan.

43	Related parties and related party transactions

The following significant transactions were carried out between the Group and its related parties during the years ended December 31, 2017, 2018 and 2019.

(a)	Names and relationships with related parties

The following table sets forth the major related parties which have major transactions with the Group during the years ended December 31, 2017, 2018 and 2019:

Name of related parties	Relationship with the Company
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	Significant influence on the Group and its subsidiaries

43.1	Significant transactions with related parties

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Technology platform based income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	134,344	336,586	323,176

Other income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	763,454	409,278	700,464

Net interest income-Interest expense
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	161,601	294,357	—

Investment income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	408,007	142,453	82,879

Finance costs-Interest income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	82,032	68,745	186,065

Finance costs-Interest expense
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	265,411	343,084	154,264

Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	1,858,243	1,877,919	2,582,797

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

43	Related parties and related party transactions (Continued)

43.1	Significant transactions with related parties (Continued)

Technology platform based income

Ping An Group is a product provider of the Group’s wealth management platform. The investment products provided by Ping An Group primarily includes private investment funds, insurance products, trust plans and others. Fees are collected from Ping An Group for facilitation of investment products offered on the Group’s wealth management platform. The Group generally receives a service fee based on a certain percentage of the volume of investment products facilitated. Such fee is recognized upon successful facilitation.

Other income

Other income mainly comprises income for the loan account management services provided by the Group to Ping An Group. The Group generally receives the service fee monthly based on certain rates charged on the number of managed accounts.

Net interest income – Interest expense

The interest expense mainly consists of interest paid for borrowings from Ping An Group. These borrowings were used to providing funding for on-balance sheet loans under our retail credit facilitation business. The interest expenses are calculated based on the effective interest rates and the carrying amount of such borrowings.

Investment income

Investment income mainly consists of investment return received by the Group on investment products issued or managed by Ping An Group.

Finance costs

Ping An Group provides deposit service and financing service to the Group.

Finance costs include interests paid to Ping An Group for borrowings used for non-retail credit facilitation business, interests paid to Ping An Group for its subscription in the consolidated wealth management products managed by the Group and interest income received from Ping An Group for cash deposited by the Group in Ping An Group. The finance cost is calculated based on the effective interest rates on the outstanding balances.

Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses

Ping An Group provides a wide spectrum of services to the Group, including but not limited to: (1) accounting processing and data communication services; (2) transaction settlement and custodian service; (3) office premise rental services; (4) technology support; (5) HR support. The Group, in return, pays service fees to Ping An Group. The precise scope of service, service fee calculation, method of payment and other details of the service arrangement are agreed between the relevant parties separately.

The services fees paid by the Group to Ping An Group are determined on the following basis: (1) through bidding procedure according to the internal rules and procedures of the Group; and (2) if no

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

43	Related parties and related party transactions (Continued)

43.1	Significant transactions with related parties (Continued)

Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses (Continued)

tendering and bidding process is required under the Group’s internal rules, through mutual negotiations between the parties based on historical fees of such services and comparable market rates.

Convertible promissory note payable

Ping An Group also held a convertible promissory note issued by the Company, which disclosed in note 34.

43.2	Year end balances with related parties

	As of December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Cash
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	18,793,852	17,501,490	14,600,958

Account and other receivables and contract assets
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	8,345,985	2,606,576	2,784,752

Borrowings
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	12,355,461	2,334,576	—

Account and other payables and contract liabilities and payable to investors of consolidated structured entities
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	2,164,971	4,018,656	2,521,441

Financial assets at amortized cost
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	—	1,497,913	6,903,263

Financial investments – loans and receivables
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	7,546,236	—	—

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

43	Related parties and related party transactions (Continued)

43.3	Key management personnel compensation

Key management includes directors (executive and non-executive) and senior officers. The following table sets forth the compensations paid or payable to key management for employee services:

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Wages and salaries	15,829	16,859	19,564
Welfare and other benefits	26,325	26,801	25,752

Including: Bonuses	20,890	20,810	19,490

Share-based payment	23,181	28,837	4,578

	65,335	72,497	49,894

44	Dividends

No dividend has been paid or declared by the Company during each of the years ended December 31, 2017, 2018 and 2019.

45	Contingent liability

Other than as disclosed in the previous notes, the Group did not have any other contingent liability as of December 31, 2017, 2018 and 2019.

46	Subsequent events

The Company has evaluated its subsequent events through July 28, 2020, the date the financial statements were available to be issued, and has concluded that there are no subsequent events requiring disclosure other than the following significant events took place subsequent to December 31, 2019:

(a)	Impact assessment on COVID-19

In early 2020, the Chinese government took a number of actions to contain the spread of COVID-19. The COVID-19 resulted in temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China. These negatively affect our small business owners borrower customers. This led to a temporary and abnormal increase in loan delinquency and indemnity of our loans facilitated in provinces seriously affected by COVID-19 in February to May 2020. As a result, for all loans facilitated by the Group, the DPD 30+ delinquency rate for general unsecured loans increased from 1.8% as of December 31, 2019 to 3.3% as of June 30, 2020 while the delinquency rate for secured loans increased from 0.6% as of December 31, 2019 to 1.4% as of June 30 ,2020.

In respond to the pandemic, the Group made remote working arrangements for our collections staff, extended the usage of AI collection technology, and accelerated the launch of AI underwriting robots. The Group resumed work in early February 2020 and the productivity has resumed back to normal capacity in late March.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

46	Subsequent events (Continued)

(b)

Wincon Hong Kong Investment Company Limited, a subsidiary of the Company, signed a syndicated loan agreement with 14 banks including Citi Global Financial Asia Limited and Hongkong and Shanghai Banking Corporation Limited in the sum of USD 1,290,000 thousands in February 2020. The interest rate is determined to be LIBOR plus 1.25%, and the term of the loan is 3 years from the date of drawdown. The Company assumes guarantee responsibility for this loan agreement.

(c)	On April 9, 2020, Ping An Consumer Finance started its business in Shanghai after obtaining the approval from CBIRC.

LUFAX HOLDING LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	Six Months Ended June 30,
		2019	2020
		RMB’000	RMB’000
Technology platform-based income		20,506,958	21,453,124
Retail credit facilitation service fees	5	19,014,993	20,753,875
Wealth management transaction and service fees	6	1,491,965	699,249
Net interest income	7	2,171,731	2,998,206
Guarantee income		313,970	170,466
Other income		329,238	655,608
Investment income		99,531	446,771
Share of net profits of investments accounted for using the equity method		25,004	(40,647)

Total income		23,446,432	25,683,528

Sales and marketing expenses	8	(7,108,247)	(8,620,294)
General and administrative expenses	8	(1,519,331)	(1,347,713)
Operation and servicing expenses	8	(2,496,993)	(2,818,606)
Technology and analytics expenses	8	(864,475)	(848,677)
Credit impairment losses	9	(470,155)	(1,098,804)
Asset impairment losses		62	—
Finance costs		(830,052)	(887,347)
Other gains — net		189,927	45,679

Total expenses		(13,099,264)	(15,575,762)

Profit before income tax		10,347,168	10,107,766
Less: Income tax expenses		(2,869,056)	(2,836,207)

Net profit for the period		7,478,112	7,271,559

Net profit/(loss) attributable to:
Owners of the Company		7,483,839	7,283,502
Non-controlling interests		(5,727)	(11,943)

		7,478,112	7,271,559

The accompanying notes are an integral part of the condensed consolidated financial statements.

LUFAX HOLDING LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

	Note	Six Months Ended June 30,
		2019	2020
		RMB’000	RMB’000
Other comprehensive loss, net of tax:
Items that may be subsequently reclassified to profit or loss
— Exchange differences on translation of foreign operation		(75,075)	(154,158)

Total comprehensive income for the period		7,403,037	7,117,401

Total comprehensive income attributable to:
Owners of the Company		7,408,764	7,128,378
Non-controlling interests		(5,727)	(10,977)

		7,403,037	7,117,401

Earnings per share (expressed in RMB per share)
— Basic earnings per share	10	6.89	6.70
— Diluted earnings per share	10	6.88	6.70

The accompanying notes are an integral part of the condensed consolidated financial statements.

LUFAX HOLDING LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
	Note	December 31, 2019	June 30, 2020
		RMB’000	RMB’000
ASSETS
Cash at bank	11	7,352,394	15,509,302
Restricted cash	11	24,602,779	21,757,738
Financial assets at fair value through profit or loss	12	18,583,056	22,724,046
Financial assets at amortized cost	13	8,623,012	7,250,205
Financial assets purchased under reverse repurchase agreements	14	—	801,907
Accounts and other receivables and contract assets	15	26,296,438	26,524,155
Loans to customers	16	47,498,512	80,906,607
Deferred tax assets		3,000,156	2,722,033
Property and equipment		517,237	441,537
Investments accounted for using the equity method		434,770	434,446
Intangible assets		1,896,575	1,918,954
Right-of-use assets		914,960	1,051,586
Goodwill		9,046,830	9,046,830
Other assets		766,795	1,048,739

Total assets		149,533,514	192,138,085

LIABILITIES
Payable to platform investors		15,344,417	12,668,222
Borrowings	17	2,989,862	5,664,718
Current income tax liabilities		1,264,027	1,319,294
Accounts and other payables and contract liabilities		4,826,010	4,983,295
Payable to investors of consolidated structured entities	18	47,243,050	79,688,795
Financing guarantee liabilities		242,749	340,227
Deferred tax liabilities		5,311,972	5,385,733
Lease liabilities		939,089	1,076,368
Convertible promissory note payable		10,014,377	10,556,944
Convertible redeemable preferred shares		10,258,898	10,754,438
Other liabilities		2,953,646	2,802,248

Total liabilities		101,388,097	135,240,282

The accompanying notes are an integral part of the condensed consolidated financial statements.

LUFAX HOLDING LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

		As of
	Note	December 31, 2019	June 30, 2020
		RMB’000	RMB’000
EQUITY
Share capital		69	69
Share premium		14,113,311	14,113,311
Treasury shares		(2)	(2)
Other reserves		4,582,291	4,498,247
Retained earnings		29,345,949	36,629,451

Total equity attributable to owners of the Company		48,041,618	55,241,076
Non-controlling interests		103,799	1,656,727

Total equity		48,145,417	56,897,803

Total liabilities and equity		149,533,514	192,138,085

The accompanying notes are an integral part of the condensed consolidated financial statements.

LUFAX HOLDING LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the Company
	Note	Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non-controlling interests	Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2018		68	14,113,311	(1)	4,578,516	16,237,230	34,929,124	18,725	34,947,849

Net profit/(loss) for the period		—	—	—	—	7,483,839	7,483,839	(5,727)	7,478,112
Other comprehensive loss		—	—	—	(75,075)	—	(75,075)	—	(75,075)

Total comprehensive income/(loss) for the period		—	—	—	(75,075)	7,483,839	7,408,764	(5,727)	7,403,037

Transactions with equity holders:

Issuance of Class C ordinary shares		—	—	—	12,414	—	12,414	—	12,414
Contributions from non-controlling interests		—	—	—	—	—	—	100,000	100,000
Share-based payment		—	—	—	(7,522)	—	(7,522)	28	(7,494)

As of June 30, 2019		68	14,113,311	(1)	4,508,333	23,721,069	42,342,780	113,026	42,455,806

The accompanying notes are an integral part of the condensed consolidated financial statements.

LUFAX HOLDING LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to owners of the Company
	Note	Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non-controlling interests	Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2019		69	14,113,311	(2)	4,582,291	29,345,949	48,041,618	103,799	48,145,417

Net profit/(loss) for the period		—	—	—	—	7,283,502	7,283,502	(11,943)	7,271,559
Other comprehensive loss		—	—	—	(155,124)	—	(155,124)	966	(154,158)

Total comprehensive income/(loss) for the period		—	—	—	(155,124)	7,283,502	7,128,378	(10,977)	7,117,401

Transactions with equity holders:

Contributions from non-controlling interests	20.1	—	—	—	—	—	—	1,563,252	1,563,252
Share-based payment		—	—	—	71,080	—	71,080	653	71,733

As of June 30, 2020		69	14,113,311	(2)	4,498,247	36,629,451	55,241,076	1,656,727	56,897,803

The accompanying notes are an integral part of the condensed consolidated financial statements.

LUFAX HOLDING LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	Six Months Ended June 30,
		2019	2020
		RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operating activities	19(a)	4,818,502	7,312,676
Income tax paid		(2,869,056)	(2,836,207)

Net cash generated from operating activities		1,949,446	4,476,469

Cash flows from investing activities
Proceeds from sale of investment assets		56,650,859	96,385,673
Proceeds from sale of property and equipment		55,083	9
Interest received on investment assets		264,243	528,841
Payment for acquisition of investment assets		(53,413,945)	(97,181,521)
Payment for property and equipment and other long-term assets		(129,697)	(61,750)
Payment for acquisition of subsidiary, net of cash acquired	19(c)	(1,720,186)	—
Payment for investment in associate		—	(40,323)

Net cash generated from/(used in) investing activities		1,706,357	(369,071)

Cash flows from financing activities
Proceeds from issuance of shares and other equity securities		595,071	1,563,252
Including: Proceeds from capital contribution from the non-controlling shareholder of a subsidiary		100,000	1,563,252
Proceeds from borrowings		629,518	4,968,377
Repayment of borrowings		(4,910,213)	(2,294,048)
Payment for lease liabilities		(316,756)	(347,792)
Payment for interest expenses		(193,955)	(145,946)
Net cash (used in)/generated from financing activities		(4,196,335)	3,743,843

Effect of exchange rate changes on cash and cash equivalents		2,016	(9,169)

Net (decrease)/increase in cash and cash equivalents		(538,516)	7,842,072
Add: Cash and cash equivalents at the beginning of the period		18,576,090	7,312,061

Cash and cash equivalents at the end of the period	19(b)	18,037,574	15,154,133

The accompanying notes are an integral part of the condensed consolidated financial statements.

LUFAX HOLDING LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

1	General information

Lufax Holding Ltd (the “Company”) was incorporated in the Cayman Islands on December 2, 2014 as an exempted company with limited liability under the Companies Law (Revised) of the Cayman Islands. The address of its registered office is Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

The Company is an investment holding company and with its consolidated subsidiaries and consolidated structured entities that are controlled through contractual arrangements (“Consolidated Affiliated Entities”) (collectively referred to as the “Group”) are principally engaged in retail credit facilitation and wealth management businesses in the People’s Republic of China (the “PRC”).

Since early 2020, the outbreak of the coronavirus (COVID-19) pandemic has spread across China and beyond, resulted in temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China. These negatively affect the Group’s small business owners borrower customers. This led to a temporary and abnormal increase in loan delinquency and indemnity of the Group’s loans facilitated in provinces seriously affected by COVID-19 in February to May 2020. As a result, for all loans facilitated by the Group, the DPD 30+ delinquency rate, which is defined as the outstanding balance of loans for which any payment is 30 to 179 calendar days past due (loans overdue by 180 days or more are typically charged off) divided by the outstanding balance of loans, for general unsecured loans increased from 1.8% as of December 31, 2019 to 3.3% as of June 30, 2020 and for secured loans increased from 0.6% to 1.4% as of the same dates.

In response to the pandemic, the Group made remote working arrangements for collections staff and extended the usage of AI collection technology, the productivity has resumed back to normal capacity in late March. As a result of these measures, the Group has seen recovery in flow rate, which is defined as a forward-looking indicator that estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month, in the second quarter of 2020 approaching 2019 year-end levels. The flow rate for general unsecured loans the Group have facilitated improved back to the 0.5% level as of June 30, 2020 from a peak of 1.0% in February 2020 and the secured loans flow rate improved back to the 0.2% level as of June 30, 2020 from a peak of 0.7% in February 2020.

2	Basis of preparation

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the audited consolidated financial statements as of and for the years ended December 31, 2017, 2018 and 2019 of the Company (“Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS as issued by IASB”).

LUFAX HOLDING LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

3	Significant accounting policies

Except as described below, the accounting policies and method of computation used in the preparation of the condensed consolidated interim financial statements are consistent with those used in the Annual Financial Statements.

New and amended standards and interpretations adopted by the Group

Effective for the annual periods beginning on or after
Amendments to IAS 1 and IAS 8	Definition of “Materiality”	January 1, 2020
Amendments to IFRS 3	Definition of “a Business”	January 1, 2020
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform	January 1, 2020

The Group adopted these amendments on January 1, 2020 and noted no significant impact on the Group’s financial position or performance.

New and amended standards and interpretations not yet adopted by the Group

Effective for the annual periods beginning on or after
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	To be determined.
Amendments to IAS 37	Onerous contracts — cost of fulfilling a contract	January 1, 2022
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022
IFRS 17	Insurance contracts	January 1, 2023
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2023

The Group does not expect that adoption of these standards will have a significant impact on the Group’s financial position or performance.

4	Critical accounting estimates and judgements

The preparation of the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing the condensed consolidated interim financial statements, the nature of significant judgments made by management in applying accounting policies and the key sources of estimation uncertainty were consistent with those described in the audited consolidated financial statements as of and for the years ended December 31, 2017, 2018 and 2019 of the Company.

LUFAX HOLDING LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

5	Retail credit facilitation service fees

	Six Months Ended June 30,
	2019	2020
	RMB’000	RMB’000
Loan facilitation service	5,134,595	4,377,952
Post origination service	13,880,398	16,375,923

Total	19,014,993	20,753,875

The table below sets forth the remaining performance obligations of long-term contracts:

As of June 30, 2020
RMB’000
Aggregate amount of the transaction price allocated to long-term contracts that are partially or fully unsatisfied at the end of each period
Expected to be recognized within one year	25,837,311
Expected to be recognized in one to two years	11,309,642
Expected to be recognized in two to three years	2,905,958

40,052,911

6	Wealth management transaction and service fees

	Six Months Ended June 30,
	2019	2020
	RMB’000	RMB’000
Current Products	215,105	416,099
Legacy Products	1,276,860	283,150

	1,491,965	699,249

7	Net interest income

	Six Months Ended June 30,
	2019	2020
	RMB’000	RMB’000
Loans originated by consolidated trust plans
Interest income	306,629	4,175,379
Interest expense	(131,945)	(1,824,602)

Net interest income from loans originated by consolidated trust plans	174,684	2,350,777

Loans originated by micro loan lending companies and consumer finance company
Interest income	2,028,842	648,721
Interest expense	(31,795)	(1,292)

Net interest income from loans originated by micro loan lending companies and consumer finance company	1,997,047	647,429

Total net interest income	2,171,731	2,998,206

LUFAX HOLDING LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

8	Expense by nature

	Six Months Ended June 30,
	2019	2020
	RMB’000	RMB’000
Employee benefit expenses (Note 8.1)	6,174,191	7,610,267
Loan origination and servicing expenses	2,842,832	2,899,807
Payment processing expenses	402,261	569,504
Promotion and advertising expenses	578,504	507,430
Outsourcing service expenses	519,540	532,832
Depreciation of right-of-use assets	255,159	300,959
Business entertainment expenses	273,041	244,718
Taxes and surcharges	140,117	210,167
Depreciation of property and equipment	136,833	109,811
Low-value and short-term lease expense	88,284	68,424
Amortization of intangible assets	11,290	18,980
Others	566,994	562,391

Total sales and marketing expenses, general and administrative expenses, operation and servicing expenses, technology and analytics expenses	11,989,046	13,635,290

	Six Months Ended June 30,
	2019	2020
	RMB’000	RMB’000
Sales and marketing expense
Borrower acquisition expenses	4,251,996	5,905,881
Investor acquisition and retention expenses	352,524	398,764
General sales and marketing expenses (a)	2,503,727	2,315,649

	7,108,247	8,620,294

(a)

For six months ended June 30, 2020, the general sales and marketing expenses included wages, salaries and bonuses of RMB1,473 million (six months ended June 30, 2019: RMB1,491 million), promotion and entertainment expenses of RMB442 million (six months ended June 30, 2019: RMB592 million) and office rental expenses including depreciation of right-of-use assets and low-value and short-term lease expense of RMB127million (six months ended June 30, 2019: RMB116 million) for direct sales team.

8.1	Employee benefit expense

	Six Months Ended June 30,
	2019	2020
	RMB’000	RMB’000
Wages, salaries and bonuses	4,483,389	6,171,863
Other social security costs, housing benefits and other employee benefits	1,083,700	1,136,982
Pension costs — defined contribution plans	614,596	229,689
Share-based payment	(7,494)	71,733

	6,174,191	7,610,267

LUFAX HOLDING LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

9	Credit impairment losses

	Six Months Ended June 30,
	2019	2020
	RMB’000	RMB’000
Accounts and other receivables and contract assets	389,736	727,328
Financing guarantee contracts	75,847	227,597
Loans to customers	(117,143)	204,619
Financial assets at amortized cost	121,721	(60,730)
Others	(6)	(10)

	470,155	1,098,804

10	Earnings per share

(a)

Basic earnings per share is calculated by dividing the profit attributable to owners of the Group by the weighted average number of ordinary shares in issue during the six months ended June 30, 2020 excluding ordinary shares purchased by the Group.

	Six Months Ended June 30,
	2019	2020
	RMB’000	RMB’000
Profit attributable to owners of the Company	7,483,839	7,283,502
Weighted average number of ordinary shares in issue	1,086,698,914	1,086,698,914

Basic earnings per share (in RMB)	6.89	6.70

(b)	Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

Potential ordinary shares issuable upon conversion of Class C ordinary shares, recorded as convertible redeemable preferred shares in the consolidated financial statements, were included in the calculation of diluted earnings per share for the six months ended June 30, 2019, but not for the six months ended June 30, 2020 as its effect would have been anti-dilutive.

	Six Months Ended June 30,
	2019	2020
	RMB’000	RMB’000
Earnings
Profit attributable to owners of the Company	7,483,839	7,283,502
Interest expense on convertible instruments, net of tax	309,732	—

Net profit used to determine diluted earnings per share	7,793,571	7,283,502

Weighted average number of ordinary shares
Weighted average number of ordinary shares in issue	1,086,698,914	1,086,698,914
Adjustments for:
Assumed conversion of convertible instruments	46,490,953	—

Weighted average number of ordinary shares for diluted earnings per share	1,133,189,867	1,086,698,914

Diluted earnings per share	6.88	6.70

LUFAX HOLDING LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

11	Cash at bank and restricted cash

	As of
	December 31, 2019	June 30, 2020
Cash at bank	RMB’000	RMB’000
Demand deposits
RMB	6,470,513	14,761,912
USD	658,735	236,445
IDR	55,070	31,624
HKD	9,300	7,858
SGD	7,662	3,473

	7,201,280	15,041,312

Time deposits
IDR	110,781	122,964
RMB	40,374	345,057

	151,155	468,021

Less: Provision for impairment losses	(41)	(31)

	7,352,394	15,509,302

	As of
	December 31, 2019	June 30, 2020
	RMB’000	RMB’000
Restricted cash
Cash from consolidated trust plans	8,055,423	10,891,891
Deposits held on behalf of platform investors	13,038,088	10,862,647
Guarantee deposits	9,268	3,200
Deposits for subsidiary establishment (Note 20.1)	3,500,000	—

	24,602,779	21,757,738

LUFAX HOLDING LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

12	Financial assets at fair value through profit or loss

	As of
	December 31, 2019	June 30, 2020
	RMB’000	RMB’000
Unlisted securities
Asset management plans	6,850,268	8,664,008
Trust plans	3,470,473	5,170,894
Mutual funds	5,732,842	3,886,478
Structured deposits	430,760	1,457,365
Private fund investment	7,512	1,431,848
Factoring products	1,824,246	1,288,098
Bank wealth management products	251,684	810,122
Corporate bond	15,271	15,233

	18,583,056	22,724,046

(a)	The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The primary quoted market price used for financial assets held by the Group is the current bid price. Financial instruments included in Level 1 comprise primarily equity investments, fund investments and bond investments traded on stock exchanges and open-ended mutual funds.

Level 2: Other valuation techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly (such as price) or indirectly (such as calculated based on price). These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates.

Level 3: Valuation techniques which use any inputs which have a significant effect on the recorded fair value that are not based on observable market data (unobservable inputs).

The level of fair value calculation is determined by the lowest level input with material significance in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the calculation of fair value.

Valuation methods for Level 2 and Level 3 financial instruments:

For Level 2 financial instruments, valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities.

For Level 3 financial instruments, prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. Determinations to classify fair value

LUFAX HOLDING LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

12	Financial assets at fair value through profit or loss (Continued)

(a)	The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques (Continued):

Valuation methods for Level 2 and Level 3 financial instruments (Continued):

measures within Level 3 of the valuation hierarchy are generally based on the significance of the unobservable factors to the overall fair value measurement, and valuation methodologies such as discounted cash flow models and other similar techniques.

The following table sets forth the financial assets at fair value through profit or loss by level of the fair value hierarchy:

As of June 30, 2020	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Asset management plans	—	8,196,209	467,799	8,664,008
Trust plans	—	3,829,922	1,340,972	5,170,894
Mutual Fund	3,886,478	—	—	3,886,478
Structured deposits	—	1,457,365	—	1,457,365
Private fund investment	—	1,425,585	6,263	1,431,848
Factoring products	—	957,159	330,939	1,288,098
Bank wealth management products	—	810,122	—	810,122
Corporate bond	—	—	15,233	15,233

Total	3,886,478	16,676,362	2,161,206	22,724,046

There were no changes in valuation techniques during the period.

(b)	The following table presents the changes in level 3 instruments for six months ended June 30, 2020:

Six Months Ended June 30, 2020
RMB’000
As of January 1, 2020	2,842,839
Additions	1,450
Disposal	(777,278)
Gains or losses recognized in profit or loss	94,195

As of June 30, 2020	2,161,206

That large majority of gains or losses recognized in profit or loss arose from instruments still held at the end of each year.

There were no transfers between levels during the period ended June 30, 2020.

LUFAX HOLDING LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

13	Financial assets at amortized cost

	As of
	December 31, 2019	June 30, 2020
	RMB’000	RMB’000
Unlisted securities
Debt Investments	9,890,158	8,226,024
Interest receivable	120,801	92,595

	10,010,959	8,318,619
Less: Provision for impairment losses	(1,387,947)	(1,068,414)

	8,623,012	7,250,205

(a)	The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the period ended June 30, 2020:

	Six Months Ended June 30, 2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI*	Total
As of January 1, 2020	7,223,195	—	2,655,132	132,632	10,010,959
New originated or purchased	4,875,457	—	—	12,366	4,887,823
Write-offs	—	—	(246,069)	(12,734)	(258,803)
De-recognized in the current period (including repayment)	(5,996,575)	—	(278,789)	(45,996)	(6,321,360)

As of June 30, 2020	6,102,077	—	2,130,274	86,268	8,318,619

*	Purchased or originated credit-impaired financial assets. (“POCI”)

(b)	The following table sets forth the movement of expected credit losses (“ECL”) allowance for the period ended June 30, 2020:

	Six Months Ended June 30, 2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2020	13,997	—	1,321,133	52,817	1,387,947
New originated or purchased	6,708	—	—	35	6,743
De-recognized in the current period (including repayment)	(9,617)	—	(39,533)	—	(49,150)
Write-offs	—	—	(246,069)	(12,734)	(258,803)
Changes in parameters of the model of expected credit loss	(6,121)	—	(5,659)	(6,543)	(18,323)

As of June 30, 2020	4,967	—	1,029,872	33,575	1,068,414

LUFAX HOLDING LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

14	Financial assets purchased under reverse repurchase agreements

Classified by collateral:

	As of
	December 31, 2019	June 30, 2020
	RMB’000	RMB’000
Bonds(a)	—	801,907

(a)

The Group enters into purchases of assets under reverse repurchase agreements. The Group may not take physical possession of assets purchased under such agreements. In the event of default by the counterparty to repurchase the assets, the Group has the right to the underlying assets. The difference between the purchasing price and reselling price is recognized as investment income over the term of the agreement using the effective interest method.

15	Accounts and other receivables and contract assets

	As of
	December 31, 2019	June 30, 2020
	RMB’000	RMB’000
Loan facilitation and service fees	11,468,513	12,266,684
Contract acquisition cost	10,150,851	9,720,855
Receivable from external payment services providers	2,657,132	2,200,046
Wealth management transaction and service fees receivables	1,038,111	883,588
— Legacy Products	739,043	238,232
— Current Products	299,068	645,356
Receivables arising from default guarantee payments	56	5,434
Other deposit receivables	568,631	773,281
Trust statutory deposits	460,641	714,864
Guarantee income	52,747	24,768
Others	301,382	486,311

Less: Provision for impairment	(401,626)	(551,676)

	26,296,438	26,524,155

(a)	The following table sets forth the movements in the provision for impairment losses:

Six Months Ended June 30, 2020
RMB’000
As of January 1, 2020	401,626
Impairment loss recognized in the condensed consolidated statement of comprehensive income	727,328
Written off during the year	(600,196)
Recovery of receivables written off previously	22,918

As of June 30, 2020	551,676

LUFAX HOLDING LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

15	Accounts and other receivables and contract assets (Continued)

(b)	The loss allowance as of June 30, 2020 was determined as follows for loan facilitation and service fees, wealth management transaction and service fees receivables and guarantee incomes:

	As of June 30, 2020
Accounts and other receivables and contract assets	Current	1-90 days past due	91-180 days past due	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Expected loss rate	1.63%	33.27%	67.42%	4.19%
Loan facilitation and service fee	11,619,624	264,939	382,121	12,266,684
Wealth management transaction and service fee receivables	883,588	—	—	883,588
Guarantee fee	21,477	1,384	1,907	24,768

Loss allowance	(204,153)	(88,602)	(258,921)	(551,676)

As of June 30, 2020, the remaining amount of consideration the Group expects to receive is higher than the carrying amount of contract acquisition cost. As such no loss allowance were recorded.

16	Loans to customers

	As of
	December 31, 2019	June 30, 2020
	RMB’000	RMB’000
Loans originated by consolidated trust plans	40,363,196	76,545,990
Loans originated by micro loan lending companies and consumer finance company	7,850,380	4,627,320
Interest receivable	536,250	644,949

Less: Provision for impairment losses
Stage 1	(136,396)	(162,841)
Stage 2	(53,258)	(57,803)
Stage 3	(1,061,660)	(691,008)
	(1,251,314)	(911,652)

	47,498,512	80,906,607

(a)

As of June 30, 2020, loans amounting to RMB74,583 million were covered by external credit enhancement providers. Out of which, overwhelmingly majority of the balance were covered by credit insurance provided by Ping An Property and Casualty Insurance Company (“Ping An P&C”), a subsidiary of Ping An Group. External credit enhancement providers independently underwrites the borrowers and entered into the credit enhancement directly with the borrowers. The beneficiaries of such credit enhancement are the investors who provide funding to the borrowers.

(b)

As of December 31, 2019 and June 30, 2020, part of the loan balance was related to loans from asset based securitization plans. These loans were originated by micro loan lending companies within the Group that do not meet the criteria of derecognition as the Group continued to provide credit enhancement to the assets backed securitization plans. The asset based securitization plans represented a liability of the Group and were recorded as payable to investors of consolidated structured entities in the condensed consolidated financial statements, which consisted of principal and accrued interests.

LUFAX HOLDING LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

16	Loans to customers (Continued)

(c)	Measurement of ECL

There have been no changes in the risk management policies since December 31, 2019. However, the coronavirus (COVID-19) pandemic has developed rapidly in 2020, with a significant number of cases globally. Measures taken to contain the COVID-19 pandemic have significantly affected economic activity, which in turn has implications for financial reporting.

There have been no significant changes in estimation techniques or significant assumptions made during the current reporting period. While the uncertainties arising from COVID-19 pandemic are substantial and circumstances are certain to change, the COVID-19 pandemic does have some negative impacts when determining the severity and likelihood of downside economic scenarios that are used to estimate under IFRS 9 in 2020, especially on the measurement of the Group’s ECL.

The estimation of credit exposure for risk management purposes is complex and requires the use of models, as the exposure varies with changes in market conditions, expected cash flows and the passage of time. The assessment of credit risk of a portfolio of assets entails further estimations as to the likelihood of defaults occurring, of the associated loss ratios and of default correlations between counterparties. The Group measures credit risk using Probability of Default (PD), Exposure at Default (EAD) and Loss Given Default (LGD). This is consistent with the models applied in the consolidated financial statements for the years ended December 31, 2017, 2018 and 2019.

The key macroeconomic assumptions used to estimate expected credit losses for the period ended June 30, 2020 are listed below.

As of June 30, 2020
GDP — year on year percentage change	0.0%-3.8%
CPI — year on year percentage change	1.7%-3.5%
Broad measure of money supply (M1) — year on year percentage change	5.0%-8.2%

The Group has the highest weight of the base scenario. The loans to customers and financial guarantee contracts assumed that if the weight of the upside scenario increased by 10% and the weight of the base scenario reduced by 10%, the Group’s ECL impairment provision as of June 30, 2020 would be reduced by RMB2 million; if the weight of the downside scenario increased by 10% and the weight of the base scenarios reduced by 10%, the Group’s ECL impairment provision would be increased by RMB2 million.

The following table shows the changes of ECL impairment provision on loans to customers and financial guarantee liabilities related to ECL assuming the financial assets in stage 2 reclassified to stage 1 due to significant improvement in credit risk.

As of June 30, 2020
RMB’000
Total ECL and financial guarantee liabilities under assumption of reclassification of financial instruments from stage 2 to stage 1	1,168,520
Total ECL and financial guarantee liabilities related to ECL recognized in the consolidated balance sheet	1,251,879

Difference-amount	(83,359)
Difference-ratio	-7%

LUFAX HOLDING LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

16	Loans to customers (Continued)

(d)	The following table sets forth the movement of gross carrying amount of loans to customers for the period ended June 30, 2020:

	Six Months Ended June 30, 2020
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2020	47,052,175	324,440	1,373,211	48,749,826
New originated or purchased loans	60,988,863	—	—	60,988,863
Transfer	(931,853)	651,415	280,438	—
— From stage 1 to stage 2	(688,107)	688,107	—	—
— From stage 1 to stage 3	(244,711)	—	244,711	—
— From stage 2 to stage 1	965	(965)	—	—
— From stage 2 to stage 3	—	(37,511)	37,511	—
— From stage 3 to stage 2	—	1,784	(1,784)	—
Loans de-recognized in the current period (including repayment of loans)	(26,941,478)	(192,548)	(242,123)	(27,376,149)
Write-offs	—	—	(544,281)	(544,281)

As of June 30, 2020	80,167,707	783,307	867,245	81,818,259

(e)	The following table sets forth the movement of ECL allowance for the period ended June 30, 2020:

	Six Months Ended June 30, 2020
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2020	136,396	53,258	1,061,660	1,251,314
New originated or purchased loans	42,072	—	—	42,072
Transfer	(18,832)	24,117	178,747	184,032
— From stage 1 to stage 2	(12,495)	12,495	—	—
— From stage 1 to stage 3	(6,518)	—	6,518	—
— From stage 2 to stage 1	816	(816)	—	—
— From stage 2 to stage 3	—	(19,484)	19,484	—
— From stage 3 to stage 2	—	1,478	(1,478)	—
Net impact on expected credit loss by stage transfer	(635)	30,444	154,223	184,032
Loans de-recognized in the current period (including repayment of loans)	(25,821)	(22,808)	(105,526)	(154,155)
Changes in parameters of the model of expected credit loss	29,026	3,236	100,408	132,670
Write-offs	—	—	(544,281)	(544,281)

As of June 30, 2020	162,841	57,803	691,008	911,652

LUFAX HOLDING LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

17	Borrowings

	As of
	December 31, 2019	June 30, 2020
	RMB’000	RMB’000
Unsecured
— Bank borrowings (a)	2,977,440	5,630,088

Interest payable	12,422	34,630

Total borrowings	2,989,862	5,664,718

(a)

As of June 30, 2020, the Group had USD650 million (equivalent to approximately RMB4,602 million) unsecured borrowings related to a three-year syndicated loan facility agreement entered into on February 13, 2020, with the available commitment USD1,290 million. The interest rate is determined based on monthly LIBOR rate plus 1.25% and the interest is repaid on monthly basis.

(b)	The following table sets forth the range of interest rates of borrowings as of December 31, 2019 and June 30, 2020:

	As of
	December 31, 2019	June 30, 2020
Bank borrowings — fixed rate	4.08%-6.09%	4.35%-5.40%
Bank borrowings — floating rate	4.04%	1.44%, 2.77%

18	Payable to investors of consolidated structured entities

	As of
	December 31, 2019	June 30, 2020
	RMB’000	RMB’000
Payable to investors of consolidated trust plans	42,896,764	78,632,708
Payable to investors of asset based securitization plans	1,331,829	99,489
Payable to investors of consolidated wealth management plans	3,014,457	956,598

	47,243,050	79,688,795

LUFAX HOLDING LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

19	Note to consolidated statements of cash flows

(a)	Reconciliation from profit before income tax to cash used in operating activities:

	Six Months Ended June 30
	2019	2020
	RMB’000	RMB’000
Profit before income tax	10,347,168	10,107,766

Adjustments for:
Depreciation of property and equipment	136,833	109,811
Depreciation of right-of-use assets	255,159	300,959
Amortization of intangible assets	11,290	18,980
Share of profits of associates and joint ventures	(25,004)	40,647
Change in financing guarantee liabilities	40,043	97,478
Net gains on sale of property and equipment, and intangible assets	133	1,143
Net unrealized losses on financial assets at fair value through profit or loss	416,358	161,572
Non-cash employee benefits expense — share based payment	(7,494)	71,733
Asset impairment losses	(62)	—
Credit impairment losses (excluding guarantee)	354,264	968,636
Finance cost classified as financing activities	873,359	923,295
Investment income classified as investing activities	(289,044)	(393,091)
Foreign exchange gains	(12,283)	(9,169)

	12,100,720	12,399,760

Change in operating assets and liabilities, net of effects from purchase of controlled entity

Decrease/(increase) in accounts and other receivables	248,611	(34,916,997)
(Decrease)/increase in accounts and other payables	(7,530,829)	29,829,913

	4,818,502	7,312,676

(b)	Cash and cash equivalents

As of June 30, 2020
RMB’000
Cash at bank (Note 11)	15,509,302
Less: Time deposits (Note 11)	(355,200)
Add: Provision for impairment losses	31
Cash and cash equivalents at the end of the period	15,154,133

(c)

On December 31, 2018, the Group entered into an equity transfer agreement with a subsidiary of Ping An Insurance (Group) Company of China, Ltd. to acquire 100% equity interest in Ping An Financing Guarantee (Tianjin) Co., Ltd. at a total consideration of RMB1,720 million and the payment was completed in June 2019.

LUFAX HOLDING LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

20	Related parties and related party transactions

The following significant transactions were carried out between the Group and its related parties during the six months ended June 30, 2019 and 2020.

(a)	Names and relationships with related parties

The following table sets forth the major related parties which have major transactions with the Group during the six months ended June 30, 2019 and 2020 as follows:

Name of related parties	Relationship with the Company
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	Significant influence on the Group and its subsidiaries

20.1	The summary of significant related party transactions is as follows:

	Six Months Ended June 30
	2019	2020
	RMB’000	RMB’000
Technology platform based income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	162,484	232,021

Other income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	286,314	522,574

Investment income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	16,858	121,454

Finance costs-Interest income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	67,948	18,470

Finance costs-Interest expense
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	83,052	70,123

Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	1,125,537	1,357,349

Convertible promissory note payable

Ping An Group also held a convertible promissory note issued by the Company.

Capital contribution in subsidiary of the Company

On December 4, 2019, the Group, together with Ping An Insurance (Group) Company of China, Ltd. established Ping An Consumer Finance Co., Ltd. (“Ping An Consumer Finance”) by contributing RMB3.5 billion and RMB1.5 billion, respectively, as registered capital. As of December 31, 2019, the funds contributed to Ping An Consumer Finance was restricted as further approval is required from China Banking and Insurance Regulatory Commission (“CBIRC”) before it can start its operation. Such approval was obtained from CBIRC in April 2020 and the capital contributed by Ping An Insurance (Group) Company of China, Ltd. amounting to RMB1.5 billion was recorded as non-controlling interests in the condensed consolidated financial statements.

LUFAX HOLDING LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

20	Related parties and related party transactions (Continued)

20.2	The summary of balance of the Group with related parties is as follows:

	As of
	December 31, 2019	June 30, 2020
	RMB’000	RMB’000
Cash
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	14,600,958	13,227,119

Account and other receivables and contract assets
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	2,784,752	2,243,656

Account and other payables and contract liabilities and payable to investors of consolidated structured entities
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	2,521,441	462,503

Financial assets at amortized cost
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	6,903,263	5,902,395

20.3	Key management personnel compensation

Key management includes directors (executive and non-executive) and senior officers. The following table sets forth the compensations paid or payable to key management for employee services:

	Six Months Ended June 30,
	2019	2020
	RMB’000	RMB’000
Wages and salaries	9,732	9,782
Welfare and other benefits	13,508	17,561
Including: Bonuses	9,745	15,058
Share-based payment	98	26,879

	23,338	54,222

21	Subsequent events

The Company has evaluated its subsequent events through October 7, 2020, the date the financial statements were available to be issued, and has concluded that there are no subsequent events requiring disclosure other than the following significant events took place subsequent to June 30, 2020:

(a)

On August 20, 2020, the Supreme People’s Court issued the Decision on Amending the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (“the Judicial Interpretation Amendment”), which amended the upper limit of private lending interest rates under judicial protection to four times of the one-year Loan Prime Rate (“LPR”) at the time of the establishment of the loan agreement (“Quadruple LPR Limit”). The latest LPR issued by the National Bank Interbank Funding Center on August 20, 2020 was 3.85%. If the interest rate of a loan exceeds the Quadruple LPR Limit, the exceeding part will not be supported and enforceable in the PRC judicial system. There remain uncertainties in the interpretation and implementation of the Judicial Interpretation Amendment, including its applicability to licensed financial institutions, the basis of calculation formula used to determine

LUFAX HOLDING LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

21	Subsequent events (Continued)

the interest limit, and the scope of inclusion of related fees and insurance premiums, as well as inconsistencies between the standard and level of enforcement by different PRC courts. The Company lowered its fee rate since early September 2020. It, together with its business partners, may further lower future fee rates from time to time as a result of changes in regulations or business strategy. The Company may also repay certain borrowers if the historical and legacy loan products are deemed to have violated the applicable laws and regulations. The Company is in the process of fully analyzing the impact of the Judicial Interpretation Amendment to its business, results of operations and financial condition.

(b)

On August 31, 2020, the Group entered into an amendment agreement to the convertible promissory note issued to China Ping An Insurance Overseas (Holding) Ltd. and An Ke Technology Company Ltd. (“CB holders”). In accordance with this agreement, the CB holders can only exercise their conversion right one year after the Group’s listing date. This amendment does not have any material impact to the Group’s financial position and results of operations.

(c)

On September 23, 2020, the Company entered into a securities exchange agreement with certain C-round investors to exchange their respective Class C ordinary shares into automatically convertible promissory notes or optionally convertible promissory notes (collectively, “Convertible Notes”). The principal amount of the respective convertible note equals the subscription amount paid to the Company by the respective C-round investors as part of the C-round financing. Upon closing of this transaction, the Company has to pay to each of the C-round investors who choose to exchange their Class C ordinary share a cash consideration equal to a six percent per annum interest on their respective subscription amount from the date their Class C ordinary shares were issued.

The automatically convertible promissory notes mature on September 30, 2023 and bear interest on the outstanding principal amount at the rate of six percent per annum. If a closing of a qualified listing occurs prior to the maturity date, the automatically convertible promissory notes are automatically converted into ordinary shares. The number of ordinary shares to be issued to each holder of automatically convertible promissory notes is determined by dividing the outstanding principal amounts of such automatically convertible promissory notes by the price per ordinary shares issued by the Company in the qualified listing, subject to adjustments.

The optionally convertible promissory notes mature on September 30, 2023 and bear interest on the outstanding principal amount at the rate of six percent per annum. If a closing of a qualified listing occurs prior to the maturity date, at any time during the period commencing on such qualified listing closing and ending on the business day immediately prior to the maturity date, the holder of the optionally convertible promissory notes shall have the right (but not the obligation) to require the Company to convert all or any portion of the outstanding principal amount of the optionally convertible promissory notes into ordinary shares. The number of ordinary shares to be issued is determined by dividing the outstanding principal amounts of the optionally convertible promissory notes by the conversion price of approximately USD30.07 (“Conversion Price”), subject to certain anti-dilution adjustments if applicable. Further, if the closing of a qualified listing occurs prior to the maturity date, at any time during the period commencing on the first anniversary of such qualified listing closing and ending on the business date immediately prior to the maturity date, the Company shall have the right (but not the obligation) to convert all (but not

LUFAX HOLDING LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

21	Subsequent events (Continued)

less than all) of the outstanding principal amount of the optionally convertible promissory notes into ordinary shares so long as the closing price of the ADSs representing the ordinary share for each of any 20 trading days occurring within a period of 30 consecutive trading days is at least 125% of the Conversion Price. The number of ordinary shares to be issued to the holders of optionally convertible promissory notes under this circumstance is determined by dividing the outstanding principal amount by the applicable Conversion Price, subject to adjustments.

Upon closing of this transaction on September 30, 2020, the Company issued automatically convertible promissory notes and optionally convertible promissory notes amounting to USD204.3 million (equivalent of approximately RMB1,391.3 million) and USD1,157.6 million (equivalent of approximately RMB7,883.5 million) to C-round investors who chose to exchange, respectively, with 1,662,614 Class C ordinary shares outstanding after this transaction. The Company was obligated to pay USD151.4 million (equivalent of approximately RMB1,031.2 million) to all these C-round investors in aggregate. USD136.3 million (equivalent of approximately RMB928.1 million) was paid on September 30, 2020 with USD15.1 million (equivalent of approximately RMB103.1 million) retained at the Company (“Retained Amount”). The Retained Amount will be paid to the respective C-round investors if certain tax filing documents are provided by the investors to the Company.

The Company expects to record an one-time loss in Q3 2020 of approximately USD200 million (equivalent of approximately RMB1,362 million) upon closing of this transaction because the aggregate fair value of the Convertible Notes and cash consideration paid to C-round investors is higher than the fair value of Class C ordinary shares as of September 30, 2020.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our post-offering amended and restated memorandum and articles of association provide that each officer or director of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreement filed as Exhibit 10.4 to this Registration Statement, we will agree to indemnify our directors and senior officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

Purchaser	Date of Issuance	Number of Securities	Class of Securities	Consideration
Honor Reliance Development Limited	June 12, 2018	22,146,871	Class A Ordinary Share	(i) 40% equity interest in each of Ping An Jixin (Shanghai) Investment Management Co., Ltd. and Chongqing Chongjinsuo Enterprise Management Company and (ii) nominal price
Tun Kung Company Limited	December 24, 2019	15,000,000	Class A Ordinary Share	Nominal price (reserved for share awards available under our 2019 Plan)
F3 Holding LLC	November 29, 2018	19,452,584	Class C Ordinary Shares	US$585,000,000
DIC Holding LLC	November 29, 2018	2,161,398	Class C Ordinary Shares	US$65,000,000

Purchaser	Date of Issuance	Number of Securities	Class of Securities	Consideration
HS Investments AP13 Limited	November 29, 2018	665,045	Class C Ordinary Shares	US$19,999,982
HS Investments (A) L.P.	November 29, 2018	166,262	Class C Ordinary Shares	US$5,000,018
HS Investments (C) Limited	November 29, 2018	332,523	Class C Ordinary Shares	US$10,000,006
So Cheung Wing	November 29, 2018	5,586,383	Class C Ordinary Shares	US$168,000,000
Lux Holdings Limited	November 29, 2018	4,987,842	Class C Ordinary Shares	US$150,000,000
LionRock LJS L.P. (formerly known as LionRock Money L.P.)	November 29, 2018	2,261,155	Class C Ordinary Shares	US$68,000,000
All-Stars PESP V Limited	November 29, 2018	1,662,614	Class C Ordinary Shares	US$50,000,000
Macquarie Capital Asian Fintech Investments Holdings LP	November 29, 2018	1,094,831	Class C Ordinary Shares	US$32,925,000
SBI Hong Kong Holdings Co., Limited	November 29, 2018	166,261	Class C Ordinary Shares	US$5,000,000
SBI AI&Blockchain Investment LPS	November 29, 2018	166,261	Class C Ordinary Shares	US$5,000,000
J.P. Morgan Securities LLC	November 29, 2018	1,163,830	Class C Ordinary Shares	US$35,000,000
UBS AG, London Branch	November 29, 2018	1,562,858	Class C Ordinary Shares	US$47,000,000
Hermitage Galaxy Fund SPC on behalf of Hermitage Fund Four SP	November 29, 2018	997,568	Class C Ordinary Shares	US$30,000,000
Broad Street Principal Investments L.L.C.	November 29, 2018	831,307	Class C Ordinary Shares	US$25,000,000
United Overseas Bank Limited	November 29, 2018	997,568	Class C Ordinary Shares	US$30,000,000
Bangkok Bank Public Company Limited	January 31, 2019	1,662,614	Class C Ordinary Shares	US$50,000,000
Lux Holdings Limited	January 31, 2019	1,014,195	Class C Ordinary Shares	US$30,500,000
Sabre Capital (Mauritius) Limited	January 31, 2019	16,626	Class C Ordinary Shares	US$500,000

Purchaser	Date of Issuance	Type of Securities	Principal Amount	Consideration
F3 Holding LLC	September 30, 2020	Optionally Convertible Note	US$585,000,000	19,452,584 Class C Ordinary Shares

DIC Holding LLC	September 30, 2020	Optionally Convertible Note	US$65,000,000	2,161,398 Class C Ordinary Shares

HS Investments AP13 Limited	September 30, 2020	Optionally Convertible Note	US$20,000,000	665,045 Class C Ordinary Shares

Purchaser	Date of Issuance	Type of Securities	Principal Amount	Consideration

So Cheung Wing	September 30, 2020	Automatically Convertible Note	US$168,000,000	5,586,383 Class C Ordinary Shares

Lux Holdings Limited	September 30, 2020	Optionally Convertible Note	US$150,000,000	4,987,842 Class C Ordinary Shares (acquired on November 29, 2018)

		Optionally Convertible Note	US$30,500,000	1,014,195 Class C Ordinary Shares (acquired on January 31, 2019)

LionRock LJS L.P.	September 30, 2020	Optionally Convertible Note	US$68,000,000	2,261,155 Class C Ordinary Shares

All-Stars PESP V Limited	September 30, 2020	Optionally Convertible Note	US$50,000,000	1,662,614 Class C Ordinary Shares

Macquarie Capital Asian Fintech Investments Holdings LP	September 30, 2020	Optionally Convertible Note	US$32,925,000	1,094,831 Class C Ordinary Shares

SBI Hong Kong Holdings Co., Limited	September 30, 2020	Optionally Convertible Note	US$5,000,000	166,261 Class C Ordinary Shares

SBI AI&Blockchain Investment LPS	September 30, 2020	Optionally Convertible Note	US$5,000,000	166,261 Class C Ordinary Shares

HS Investments (A) L.P.	September 30, 2020	Optionally Convertible Note	US$5,000,000	166,262 Class C Ordinary Shares

HS Investments (C) Limited	September 30, 2020	Optionally Convertible Note	US$10,000,000	332,523 Class C Ordinary Shares

UBS AG, London Branch	September 30, 2020	Optionally Convertible Note	US$39,000,000	1,296,839 Class C Ordinary Shares

		Automatically Convertible Note	US$8,000,000	266,019 Class C Ordinary Shares

Hermitage Galaxy Fund SPC on behalf of Hermitage Fund Four SP	September 30, 2020	Optionally Convertible Note	US$30,000,000	997,568 Class C Ordinary Shares

Broad Street Principal Investments L.L.C.	September 30, 2020	Optionally Convertible Note	US$25,000,000	831,307 Class C Ordinary Shares

United Overseas Bank Limited	September 30, 2020	Optionally Convertible Note	US$30,000,000	997,568 Class C Ordinary Shares

Sabre Capital (Mauritius) Limited	September 30, 2020	Optionally Convertible Note	US$500,000	16,626 Class C Ordinary Shares

Rajendra Singh 2011 Florida Trust FBO Hersh Raj Singh	September 30, 2020	Optionally Convertible Note	US$2,500,000	83,131 Class C Ordinary Shares

Rajendra Singh 2011 Florida Trust FBO Samir Raj Singh	September 30, 2020	Optionally Convertible Note	US$2,500,000	83,131 Class C Ordinary Shares

Purchaser	Date of Issuance	Type of Securities	Principal Amount	Consideration

LMA SPC for the account of Map 248 Segregated Portfolio	September 30, 2020	Automatically Convertible Note	US$20,000,000	665,046 Class C Ordinary Shares

Aaron Nieman	September 30, 2020	Optionally Convertible Note	US$500,000	16,626 Class C Ordinary Shares

Blaine Marder	September 30, 2020	Optionally Convertible Note	US$200,000	6,650 Class C Ordinary Shares

J.P. Morgan Securities LLC	September 30, 2020	Automatically Convertible Note	US$8,300,000	275,994 Class C Ordinary Shares

Generation Growth Investors Limited	September 30, 2020	Optionally Convertible Note	US$1,000,000	33,252 Class C Ordinary Shares

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Lufax Holding Ltd

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1†	Fourth Amended and Restated Memorandum of Association and Seventh Amended and Restated Articles of Association of the Registrant, as currently in effect

3.2†	Form of Fifth Amended and Restated Memorandum of Association and Eighth Amended and Restated Articles of Association of the Registrant, as effective upon the completion of this offering

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Ordinary Shares

4.3*	Form of Deposit Agreement, among the Registrant, the depositary and all holders and beneficial owners of American Depositary Shares issued thereunder

4.4†	Amended and Restated Shareholders Agreement relating to Lufax Holding Ltd between the Registrant and other parties thereto dated January 31, 2019

4.5†	Convertible Promissory Note of the Registrant issued to China Ping An Insurance Overseas (Holdings) Limited dated October 8, 2015

4.6†	Convertible Promissory Note of the Registrant issued to An Ke Technology Company Limited dated October 8, 2015

4.7†	Amendment and Supplemental Agreement to the Share Purchase Agreement and the Convertible Promissory Notes, among the Registrant, China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited dated August 31, 2020

4.8	Securities Exchange Agreement by and among the Registrant and other parties thereto dated September 23, 2020 (with forms of automatically convertible promissory notes and optionally convertible promissory notes attached thereto)

4.9†	Securityholders Agreement relating to Lufax Holding Ltd between the Registrant and other parties thereto dated September 30, 2020

5.1†	Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered

8.1†	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters

8.2†	Opinion of Haiwen & Partners regarding certain PRC tax matters (included in Exhibit 99.2)

10.1†	English translation of Amended and Restated Phase I Share Incentive Plan

10.2†	English translation of Amended and Restated Phase II Share Incentive Plan

10.3†	English translation of 2019 Performance Share Unit Plan

10.4†	Form of Indemnification Agreement with the Registrant’s directors and executive officers

10.5†	Form of Employment Agreement between the Registrant and its executive officers

10.6†	Exclusive Asset Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and Shanghai Xiongguo Corporation Management Co., Ltd., dated March 23, 2015

Exhibit Number	Description of Document

10.7†	Exclusive Equity Interest Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and Shanghai Xiongguo Corporation Management Co., Ltd., dated March 23, 2015

10.8†	Exclusive Business Cooperation Agreement, by and between Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited) and Shanghai Xiongguo Corporation Management Co., Ltd., dated March 23, 2015

10.9†	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership and Shanghai Xiongguo Corporation Management Co., Ltd., dated March 23, 2015

10.10†	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Linzhi Jinsheng Investment Management Limited Partnership and Shanghai Xiongguo Corporation Management Co., Ltd., dated March 23, 2015

10.11†	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Lanbang Investment Limited Liability Company and Shanghai Xiongguo Corporation Management Co., Ltd., dated March 23, 2015

10.12†	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shenzhen Ping An Financial Technology Consulting Co., Ltd and Shanghai Xiongguo Corporation Management Co., Ltd., dated March 23, 2015

10.13†	Voting Trust Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and Shanghai Xiongguo Corporation Management Co., Ltd., dated March 23, 2015

10.14†	Exclusive Asset Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd. and Shanghai Lujiazui International Financial Asset Exchange Co., Ltd., dated March 23, 2015

10.15†	Exclusive Equity Interest Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd., Shanghai Lujiazui International Financial Asset Exchange Co., Ltd. and certain other party thereto, dated March 23, 2015

10.16†	Exclusive Equity Interest Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Huikang Information Technology Co., Ltd., Shanghai Lujiazui International Financial Asset Exchange Co., Ltd. and certain other party thereto, dated March 23, 2015

Exhibit Number	Description of Document

10.17†	Exclusive Business Cooperation Agreement, by and between Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited) and Shanghai Lujiazui International Financial Asset Exchange Co., Ltd., dated March 23, 2015

10.18†	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd. and Shanghai Lujiazui International Financial Asset Exchange Co., Ltd., dated March 23, 2015

10.19†	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Huikang Information Technology Co., Ltd. and Shanghai Lujiazui International Financial Asset Exchange Co., Ltd., dated March 23, 2015

10.20†	Voting Trust Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd. and Shanghai Lujiazui International Financial Asset Exchange Co., Ltd., dated March 23, 2015

10.21†	Exclusive Asset Option Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018

10.22†	Exclusive Equity Interest Option Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018

10.23†	Exclusive Business Cooperation Agreement, by and between Lufax Holding (Shenzhen) Technology Service Co., Ltd. and Shenzhen Lufax Holding Enterprise Management Co., Ltd., dated November 21, 2018

10.24†	Share Pledge Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018

10.25†	Voting Proxy Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018

10.26†	English translation of form of letter of undertakings, from each individual shareholder of direct shareholders of Shenzhen Lufax Holding Enterprise Management Co., Ltd.

10.27†	English translation of form of spousal consent letter, from the spouse of each individual shareholder of direct shareholders of Shenzhen Lufax Holding Enterprise Management Co., Ltd.

21.1	Principal subsidiaries and consolidated affiliated entities of the Registrant

23.1	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

Exhibit Number	Description of Document

23.2†	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

23.3†	Consent of Haiwen & Partners (included in Exhibit 99.2)

24.1†	Powers of Attorney (included on signature page)

99.1†	Code of Business Conduct and Ethics of the Registrant

99.2†	Opinion of Haiwen & Partners regarding certain PRC law matters

99.3†	Consent of Oliver Wyman, Inc. (Hong Kong Branch)

*	To be filed by amendment.
†	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, China, on October 19, 2020.

Lufax Holding Ltd

By:	/s/ Gregory Dean Gibb
Name: Gregory Dean Gibb
Title: Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	Co-Chairman of the Board and Chairman of Lufax Executive Committee	October 19, 2020
Guangheng Ji

*	Chairman of the Board	October 19, 2020
Renjie Li

/s/ Gregory Dean Gibb	Director and Chief Executive Officer (Principal Executive Officer)	October 19, 2020
Gregory Dean Gibb

*	Director and Chief Executive Officer of Puhui	October 19, 2020
Yong Suk Cho

*	Director	October 19, 2020
Jason Bo Yao

*	Director	October 19, 2020
Sin Yin Tan

*	Director	October 19, 2020
Eddie Siu Wah Law

*	Director	October 19, 2020
Peter Jurdjevic

*	Director	October 19, 2020
Jiming Ha

*	Director	October 19, 2020
Rusheng Yang

*	Director	October 19, 2020
Weidong Li

*	Director	October 19, 2020
Xudong Zhang

*	Chief Financial Officer (Principal Financial and Accounting Officer)	October 19, 2020
James Xigui Zheng

Signature	Title	Date

*	Controller and Chief Financial Officer of Puhui	October 19, 2020
David Siu Kam Choy

*By	/s/ Gregory Dean Gibb
Name: Gregory Dean Gibb
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Lufax Holding Ltd, has signed this registration statement or amendment thereto in New York on October 19, 2020.

Cogency Global Inc. Authorized U.S. Representative

By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries
Title: Senior Vice President